

GENZYME BIOSURGERY

Bringing Biotechnology to Surgery

2002 Annual Report

Breakthrough Products for Major Health Problems

Genzyme Corporation

Genzyme Corporation is a global biotechnology company driven by a commitment to patients. Since our founding more than two decades ago, we have dedicated our efforts to making a major positive impact on the lives of people with serious diseases and medical conditions. This commitment has driven innovation in treating both widespread diseases and rare genetic conditions, in providing leading diagnostic tests and services, in bringing the benefits of biotechnology to the practice of surgery, and in developing novel approaches to cancer. Today, our nearly 6,000 employees worldwide serve patients in more than 75 countries.



Argentina • Australia • Belgium • Brazil • Canada • Colombia • France • Germany • Greece • Ireland • Israel • Italy • Japan • Jordan • Mexico • Poland • South Korea • Spain • Sweden • Switzerland • The Netherlands • United Kingdom • United States

Genzyme Biosurgery, one of the three divisions of Genzyme Corporation, develops and commercializes innovative biotherapeutics that work locally within tissue to treat disease, relieve pain, and improve the outcomes of surgery. We focus on three major medical conditions where the need is both great and inadequately met — osteoarthritis, post-surgical adhesions, and heart disease. Our marketed products include a range of cell therapies, biomaterials, and medical devices, and we have a robust pipeline of products at all stages of development.

Cover: Benefiting from Synvisc treatments for his osteoarthritis of the knee, Bill Schmidt of Naples, Florida, is able to pursue his passion for boating and fishing.

Genzyme Biosurgery **Genzyme General** **Genzyme Molecular Oncology**


Thyrogen
Renagel Tablets
Fabrazyme

Contents

S trong Progress in 2002

Genzyme Biosurgery made strong financial and strategic progress in 2002, managing the business aggressively and advancing our pipeline. We believe that this is the best way to balance near-term needs with long-term rewards for patients and shareholders in the new health-care area where biotechnology meets surgery. Our division's significant progress in 2002 has validated that belief.

Meeting the financial mark

Our financial performance in 2002 reflects eight consecutive quarters of steady progress since our formation. For the year, revenue was up 11 percent and gross margin improved eight percentage points compared with 2001. Revenue comparisons reflect the divestiture of the Snowden-Pencer product line in November 2001, which accounted for nearly $18 million in revenue. Without this adjustment, revenues rose two percent. Through further streamlining of our manufacturing, marketing, and sales efforts, operating expenses fell nine percent.

Advancing strategic programs

Genzyme Biosurgery is building a leading franchise in biomaterials. We have important products on the market, notably Synvisc and the Sepra line. We are working hard to extend these products through significant development efforts. Our marketed biomaterials products provide a strong foundation on which to develop our longer-term biotechnology programs in heart disease and osteoarthritis. We made solid research and clinical progress on these initiatives in 2002, utilizing our expertise in biomaterials, cell therapy, and gene therapy.


Revenues*
($ in millions)
$65
$60
$55
$50
$45
Q1
Q2
Q3
Q4
Gross Margin
(% of revenues)
60%
55%
50%
45%
40%
Q1
Q2
Q3
Q4
SG&A Expenses
($ in millions)
$38
$34
$30
$26
$22
Q1
Q2
Q3
Q4

** Quarterly results reflect seasonality of Synvisc, which has strongest sales in the second and third quarters.*

2001 *2002*

To Our Shareholders





In 2002, Genzyme Biosurgery made solid financial and strategic progress. We ended the year with an 11 percent revenue increase over 2001, while driving our operating expenses down considerably. We also made strategic advances in both the near- and long-term portions of our pipeline.

Today, our successful biomaterials products — led by Synvisc and the Sepra line — are driving our revenue growth. This level of performance, coupled with disciplined cost and expense control, will continue to reduce our operating loss and may result in modest operational profitability in 2003. At the same time, we are significantly advancing our biomaterials pipeline with next-generation products to ensure the growth of this revenue stream over the next few years. And we are executing a long-term development plan to create novel cell and gene therapy products with blockbuster potential for the future. This balance of pragmatism and risk provides a solid approach to pioneering this exciting new field.

Tackling major health problems

We have aimed our sights at large-scale problems where we can have a major, positive impact on patients' lives — osteoarthritis, post-surgical adhesions, and advanced heart disease. These serious conditions are difficult and costly to manage, and they are not optimally treated today. They affect many millions of people around the world and place a heavy burden on individuals, families, and health-care systems. These are medical areas where biological approaches can dramatically improve patient outcomes.

As a division of Genzyme Corporation, we take advantage of highly developed scientific, clinical and regulatory expertise and manufacturing infrastructure as we advance our world-class research and clinical programs and bring new products to market.

Building on biomaterials

Our acknowledged expertise in biomaterials is our foundation for growth. Biomaterials products serve large patient populations that have only begun to be tapped. In 2002, we concentrated on developing additional clinical indications and new geographical markets for our current products, as well as working on new and improved products.

Synvisc, our lead product, is the clear biomaterials market leader in local therapy for osteoarthritis of the knee. In 2002, we launched this product for use in the hip in Europe, and we are preparing to begin a major pivotal trial for the hip indication in the United States. In 2003, we plan to file for registration of Synvisc for the knee in Japan. We will also initiate three other clinical studies of Synvisc in 2003 and are pursuing preclinical studies of a next-generation product. Our Sepra products for the prevention of post-surgical adhesions are becoming well-established in surgical practice, particularly in the United States and Japan. Our biomaterials pipeline is a rich continuum, dominated by Synvisc and Sepra product improvements and extensions for near-term revenues. In partnership with Inamed Corporation, we are conducting a clinical trial for the dermal filler Hylaform in the United States. We are also developing innovative longer-term options, such as using biomaterials as drug-delivery devices for placement during heart surgery.

Harnessing technological leadership

Genzyme Biosurgery is well positioned in the emerging fields of cell and gene therapy. We developed and commercialized Carticel and Epicel, the first two marketed cell therapy products in the United States, and we are now engaged in the development of cell therapy approaches for the heart. In 2002, we launched the first-ever phase 2 clinical trial of autologous cell therapy to treat congestive heart failure, in partnership with the French biotechnology company Myosix and principal investigator Philippe Menasche, M.D., Ph.D. In gene therapy, we completed enrollment in a phase 1 clinical trial for the treatment of peripheral arterial disease using our proprietary gene HIF-1 α. We also strengthened our patent position and continued enrolling patients in a phase 1 trial focused on treating coronary artery disease as an adjunct to bypass surgery using HIF-1 α.

A year of progress

After significantly streamlining our business in 2001, we made solid progress in 2002. We have deepened the market penetration of our leading products while continuing to keep a tight rein on expenses. Targeting large and growing markets in serious diseases, we are investing further in biomaterials, cell therapy, and gene therapy. Our pipeline is robust, and it is balanced between near- and long-term projects. We have formed productive relationships with thought leaders and with first-rate development and distribution partners. We are fulfilling our vision of bringing novel, biologically based therapies to patients in our areas of focus.

Against this backdrop, in 2003 we will continue to improve our position by managing prudently, forming partnerships, and advancing our pipeline. With the support of our employees, partners, and shareholders, we anticipate that 2003 will bring continued revenue growth, significant progress toward the commercialization of products in our short-term pipeline, and encouraging findings on new breakthrough products in longer-term development.

Sincerely,





Earl M. Collier, Jr.
President
Genzyme Biosurgery

Henri A. Termeer
Chairman, President, and Chief Executive Officer
Genzyme Corporation

March 31, 2003

Breakthrough Products for Major Health Problems



Surgeons and their patients recognize the value of our biotherapeutic products, which work locally within tissue to treat disease, relieve pain, and improve the consequences of surgery.

We develop innovative products that use biological approaches to treat conditions that are difficult and expensive to manage — osteoarthritis, post-surgical adhesions, and advanced heart disease.



Synvisc has helped Bob Gant maintain an active lifestyle and control the pain he experienced from osteoarthritis in his knee.

We have focused on three medical areas where the need is great and inadequately met.

Osteoarthritis

Osteoarthritis, or OA, is an escalating problem as the world's population ages, affecting more than 190 million people around the globe. The most prevalent form is OA of the knee. We serve this large and growing market with Synvisc® (Hylan GF-20), a hyaluronan-based biomaterial that is injected into the knee to relieve pain and enhance mobility for up to six months. A growing body of scientific literature — including two papers published in the July 2002 issue of *Osteoarthritis and Cartilage* — emphasizes the clinical benefit and cost-effectiveness of treating OA of the knee with Synvisc. This product's localized treatment effect can offer advantages for patients with mild to moderate OA, either in place of or in combination with alternative approaches like nonsteroidal anti-inflammatory drugs (NSAIDS) and cyclooxygenase-2 (COX-2) inhibitors.

Synvisc offers great potential for growth through both market penetration and expansion to new markets and indications. In the United States alone, nearly 9 million of the 13.6 million people with OA of the knee may be candidates for treatment with a product of this type, and less than 10 percent of this market is currently being served. Synvisc holds a commanding lead in the U.S. market today. Outside the United States, Synvisc is marketed in 60 countries. In 2002, the European Union extended the product label to indicate that Synvisc for the knee is effective for up to 12 months of pain relief. The European authorities also approved Synvisc for OA of the hip, the second largest indication for OA. In 2003, we plan to begin a key pivotal trial in the United States for Synvisc in the hip, as well as other clinical studies in Europe. We are preparing to begin the registration process for Synvisc for the knee in Japan — where the market opportunity is large — and expect to launch the product there in early 2005.

Post-surgical adhesions

A byproduct of all types of surgery, adhesions exact large financial costs from the health-care system — $1.3 billion for direct hospital costs in the United States alone — by causing bowel obstructions and creating the need for subsequent surgeries that carry increased risk. In addition, patients may also suffer from pain, infertility, and other negative effects. Our Sepra™ family of advanced, hyaluronic acid-based biomaterials is designed to prevent or reduce adhesions. These products, led by the bioresorbable membrane Seprafilm® Adhesion Barrier for open abdomino-pelvic procedures, are becoming a routine part of some types of surgery. Sepramesh,™ featuring a bioresorbable layer, is used for hernia repair. The market potential is substantial — in the United States alone, more than $300 million annually for Seprafilm and Sepramesh applications. Japan, where there is now reimbursement for the use of Seprafilm in colorectal surgery, is another large and growing market, with end-user sales rivaling those in the United States.

Heart disease

Cardiovascular disease is the leading cause of death and the most expensive disease to manage in the world. We currently market a range of widely used devices for cardiothoracic surgery, and we are actively engaged in applying leading-edge biotechnology to three major areas of heart disease: ischemia, heart failure, and arrhythmia. We have ongoing clinical trials using cell therapy to repair heart tissue damaged by a heart attack, the cause of about half of all heart failure cases. We are in the clinic using gene therapy to address ischemia, or inadequate blood circulation. We are also pursuing local drug delivery to prevent post-operative atrial fibrillation, a potentially fatal arrhythmia that follows approximately one-third of all cardiac surgery procedures. The scope of each of these medical conditions is enormous — more than 60 million people in the United States suffer from at least one form of heart disease, including more than 12 million with coronary heart disease and nearly 5 million with congestive heart failure.

A World Leader in Biomaterials


Hylaform
Hylaform
Hylaform
seprafilm
seprafilm
Seprameo
seprapack

More than 500,000 patients worldwide benefited in 2002 from our biomaterials products, which span a range of medical specialties from osteoarthritis to surgical adhesions.

In 2002, our revenue from biomaterials — led by Synvisc and Sepra — was nearly $140 million.

Genzyme Biosurgery's leadership in biomaterials is based on nearly two decades of pioneering work in the application of the naturally occurring biopolymer hyaluronan (HA) to medical and surgical uses. HA is the basis of our two growth leaders, Synvisc and the Sepra product line. We have two commercial manufacturing facilities for producing HA, one by extraction from an avian source and the other by bacterial fermentation. Our additional biomaterials technology platform is a biodegradable, synthetic hydrogel PEG polymer that is the basis for FocalSeal®-L, a sealant that is the first FDA-approved treatment for air leaks following lung surgery. We are continually exploring new and extended products from both technology platforms across all of our market areas.

Strategic partnerships

Our biomaterials products are in the early stages of adoption. A number of these products serve niche markets outside of our core areas of disease focus, and therefore, not currently covered by our surgical sales forces. For these markets we have chosen to form development and commercial partnerships with leading companies in selected medical specialties and geographical markets. With Synvisc, we approach sales on a country-by-country basis, selling it ourselves where we have the sales infrastructure and working with trusted partners in other areas. Our partner for Synvisc in the United States and seven European countries is Wyeth, which has committed significant resources to this product.

Selected Biomaterials Partnerships

Market/Product	Partner	Region
Sales and Marketing Partners		
OA/Synvisc	Wyeth	U.S., several European countries
OA/Synvisc	Bayer	Israel, Pacific
OA/Synvisc	Novartis	Latin America
Adhesions/Seprafilm	Kaken Pharmaceutical	Japan
ENT/Sepragel Sinus, Seprapack	Gyrus ENT	Worldwide
Dermatology/Hylaform	Inamed Corporation	Outside U.S.; collaborating on U.S. clinical trial
Development Partners		
Orthopaedics using Focal polymer technology	Exactech, Inc.	
Biopsy closures using Focal polymer technology	Bio-Seal LLC	

We are extending our successful marketed products and developing new applications, including the implantation of targeted, time-released biotherapeutics.



Genzyme Biosurgery's Jeff Kablik working with a surgical polymer. The polymer platform and expertise we gained through the acquisition of Focal, Inc. in 2001 further strengthened our industry-leading position in surgical biomaterials.

Growth markets for biomaterials

Our three primary market areas and other niche markets hold great promise for the future, as indicated by the encouraging performance of our current marketed products. We continue to explore other areas where HA may have a medical advantage and we currently supply high-quality bulk HA to manufacturers of a variety of medical products.

Orthopaedics. While still early in the adoption cycle, Synvisc has sales that rank it as one of the largest biomaterials products in the world. End-user sales exceeded $235 million in 2002. Synvisc is the largest selling product of its kind for the relief of pain of osteoarthritis of the knee in the United States, and it is backed by strong clinical data. With the 2002 European approval for its use in the hip, Synvisc became the first such product to be indicated specifically for that joint. In another first, in 2002 the European Union awarded Synvisc a 12-month efficacy indication for the knee. We are actively pursuing approval for Synvisc for the hip in the United States and for other joints in Europe. Concurrently, we are developing HA-based formulations for drug delivery to treat joint disease.

Post-surgical adhesions. Our Sepra family of products continues its robust growth, led by Seprafilm and supported by Sepramesh and new extensions to the line. Sales are benefiting from the demand for Seprafilm in Japan and the introduction of Sepragel® Sinus and Seprapack™ for use following sinus and nasal surgery. Over the past four years, Sepra product revenues have risen from $13 million to $39 million, with more than 100 percent growth from two years ago.

Heart disease. We have been marketing biomaterials directly to cardiothoracic surgeons since 2000, when we launched FocalSeal-L. Now we are extending our Focal polymer technology platform to new areas, including important preclinical work evaluating the use of this polymer in delivering time-release, anti-arrhythmic drugs to patients during heart surgery. Worldwide, more than 1 million open-heart surgeries are performed annually, and up to one-third of them result in atrial fibrillation, a potentially fatal arrhythmia.

Healthy Revenue Growth


SYNVISC
HYLAN G-F 20
SYNVISC
HYLAN G-F 20

Synvisc, our lead product, is one of the largest biomaterial products in the world, with end-user sales of more than $235 million in 2002.

Proven clinical benefits of our current products are propelling revenue growth.

Orthopaedics

Our orthopaedics business unit is the largest revenue generator for Genzyme Biosurgery with two innovative biotechnology products — one for osteoarthritis and the other for repair of cartilage injury. Synvisc, our lead product, continued its strong showing, yielding $90 million in revenue to the division.

The success of Synvisc stems both from its demonstrated clinical benefits in relieving pain in patients with osteoarthritis of the knee and from effective sales strategies and relationships around the world. We are investing in the expansion of Synvisc through extension to the hip and other joints, including the development of new formulations for greater efficacy and patient convenience. Synvisc is approved for sale in 60 countries worldwide, and we are working to expand this product to Japan and other new markets.

Carticel® (autologous cultured chondrocytes), our second marketed product in orthopaedics, delivered $21 million in revenue in 2002. This product has helped more than 7,500 patients since 1995 by offering a treatment for injuries to articular knee cartilage that have not responded adequately to prior surgery. In February 2002, promising 5-year results from the first 100 patients treated with Carticel were presented at the annual meeting of the American Academy of Orthopaedic Surgeons. Data for this and two other presentations at the meeting came from the Cartilage Repair Registry, which tracks the progress of patients treated with Carticel. We are building on a decade of experience in cell therapy to accelerate the development of a less invasive version of Carticel.

Biosurgical specialties

Our biosurgical specialties business unit had an excellent year, paced by more than 25 percent growth in the Sepra line of adhesion-prevention products. Total Sepra revenue was $39 million. Seprafilm continued to gain acceptance in the colorectal and gynecological specialties, and there is still much opportunity for growth in the United States, Japan, and other countries around the world. We continue to invest in clinical studies to expand product usage and bring new Sepra products to the market. We completed enrollment in 2002 of a pivotal trial for an easier-to-use second

Led by Synvisc and the Sepra lines, our revenues in 2002 grew to $240 million.

Our gross margin for the period improved by 8 percentage points.



Sepra manufacturing has grown to meet demand as revenues from this family of anti-adhesion products increased from $18 million to $39 million in the last two years.

generation of Seprafilm and are also investing in a next-generation version of Sepramesh for hernia repair. We plan to launch the improved Seprafilm in 2004.

In 2002, we successfully launched Sepragel Sinus and Seprapack in the United States in partnership with Gyrus ENT LLC. These complementary products prevent adhesions in the nasal cavity following sinus surgery. In Europe, in partnership with Inamed Corporation, we introduced extensions to Hylaform,® a collagen-free dermal filler to treat wrinkles. We are collaborating with Inamed on a U.S. pivotal trial of Hylaform. Our biosurgical specialties business unit also includes Epicel® Skin Graft (cultured epidermal autografts) for severe burns, the first autologous cell therapy commercialized in the United States. Epicel, a life-saving therapy, has been provided to more than 700 patients since 1995.

Strong Revenue Growth

Synvisc and Sepra have established themselves as growth products, and both offer excellent future potential.


Revenues
($ in millions)
$100
$75
$50
$25
$0
Synvisc
Sepra
99
00
01
02

Cardiothoracic

Genzyme Biosurgery has an established presence in the cardiothoracic surgery market with effective devices and an experienced sales force. During 2002, we took significant steps to improve the efficiency and financial contribution of this business unit, including consolidating all manufacturing at our plant in Fall River, Massachusetts. In 2002, revenues from fluid management products, sutures, and instruments continued to hold steady. Growth occurred in newer, higher-margin products, which include FocalSeal-L, a synthetic polymer sealant for air leaks following lung surgery; SaphLITE,® a device for harvesting veins for coronary bypass surgery using a minimally invasive technique; NextStitch,® a novel suturing device that improves both speed and accuracy in heart valve replacement surgery; and the Immobilizer,™ a system designed to permit surgery on the beating heart, a technique that offers advantages over traditional bypass surgery.

Applying Our Expertise to Groundbreaking Cardiac Cell Therapy



Cardiomyocytes do not regenerate in adults, giving the heart limited natural ability to heal itself after a heart attack. Autologous cell therapy aims to strengthen damaged cardiac muscle and forestall the progression of heart failure.

In 2002, we launched the world's first phase 2 clinical trial of autologous cell therapy for the heart.

Genzyme Biosurgery made a landmark advance in developing cell therapy to treat heart disease by initiating the largest and most ambitious clinical trial of this exciting technology. Our program is focused on blocking the progression from a heart attack to heart failure by healing damaged heart muscle. The need for such a therapy is great — worldwide, more than 20 million people are affected by heart failure, and in an estimated half of those cases, a heart attack was a primary cause.

Historic phase 2 trial launched

In late 2002, we began enrolling patients in the phase 2 clinical trial, designed to treat up to 300 patients at multiple sites in Europe and the United States. The size and methodology of the trial should provide the best indication yet about the safety and efficacy of this treatment. We are conducting the trial in collaboration with the French biotechnology company Myosix SA, with partial funding from Assistance Publique-Hopitaux de Paris. The phase 2 trial will build on the phase 1 safety trial conducted in France by Philippe Menasche, M.D., Ph.D., a preeminent researcher in the field, who is the European principal investigator in our trial. Dr. Menasche reported promising results from a phase 1 trial at the November 2002 annual meeting of the American Heart Association.

Dr. Menasche's approach aims to stop or reverse the damage done to heart muscle during a heart attack, to halt the patient's likely progression to congestive heart failure. The heart has only limited natural ability to heal itself after a heart attack. Cell therapy offers a promising direction because it has the potential to promote cell growth in the heart and thereby support and

We brought the first two cell therapies to market in the United States, and in the process created extensive manufacturing facilities and clinical and regulatory expertise.



Researchers from Genzyme Biosurgery and Myosix — here working together in Genzyme Biosurgery's cell culture laboratory in Cambridge — are collaborating to support the recently launched phase 2 trial of autologous cell therapy for the heart.

strengthen the damaged heart muscle. In our trial, a patient's own skeletal muscle cells are harvested and cultured and then injected into the heart during a coronary artery bypass surgery.

The collaboration and phase 2 trial will unite Dr. Menasche's groundbreaking work with our unique experience in developing and commercializing cell-based therapies. Genzyme Biosurgery's cell culture facility in Cambridge, Massachusetts has more than a decade of experience in manufacturing autologous cell culture products. Our Carticel and Epicel therapies are the first and largest such products ever brought to market in the United States, and these products have given us unmatched scientific and commercial experience in cell therapy. Our agreement with Myosix gives us exclusive commercial rights in the United States to any products resulting from the collaboration and an exclusive license in the United States to intellectual property associated with the Myosix cell culturing process. We also gain future options to these rights in the rest of the world.

The cell therapy program is an extension of our continuing effort to bring biotechnology to heart disease. We are currently in the clinic investigating gene therapy approaches to treat ischemia, a condition that involves inadequate circulation due to blood vessel constriction or blockage, in both peripheral arterial disease and coronary artery disease. Our ongoing trials employ the proprietary gene therapy product HIF-1 α (hypoxia inducible factor-1). This gene is known to turn on a cascade of proteins associated with blood vessel growth, including VEGF.

Accelerating Strategic Pipeline Progress



William Therriault of Deerfield, Illinois, is a patient in our ongoing clinical trial of gene therapy for angiogenesis, administered in conjunction with bypass surgery.

Our pipeline is strategically managed, with near- and long-term products and balanced degrees of scientific risk.

We approach product development strategically, building on core competencies and collaborating with leading partners where appropriate. Carefully balancing our pipeline, we seek near-term revenues from product extensions that have relatively low scientific risk as we develop entirely novel therapies with great potential for long-term growth. Our three technology platforms serve as springboards for our development efforts. Highlights of our progress are outlined below.

Biomaterials

We are building on our successful marketed products with new and next-generation biomaterials for orthopaedics, and for preventing adhesions following surgery. We are also developing the area of surgical drug delivery — the implantation of biomaterials during surgery for targeted, time-released drug delivery.

Synvisc. We are aggressively pursuing the growth of Synvisc through the development of new indications and a next-generation product.

Sepra. Our phase 3 U.S. trial of Seprafilm II is complete, and we are working to launch the product in early 2004. Seprafilm II is currently sold in Europe.

Hylaform. In collaboration with our partner Inamed, we have completed enrollment in a phase 3 pivotal trial of Hylaform in the United States. Product launch is planned for early 2005.

Drug delivery. We are currently conducting preclinical studies of a biomaterial patch to deliver drugs for atrial fibrillation directly to the heart during surgery.

Cell therapy

We pioneered this field by bringing the first two cell therapies to market, and in the process developed extensive manufacturing facilities and clinical and regulatory infrastructure. We are now working on biotherapeutics to repair tissue in the heart and a next-generation cartilage repair product.

In late 2002, we launched a phase 2 clinical trial of autologous cell therapy to repair areas of the heart damaged by heart attack, an approach developed by principal investigator Dr. Philippe Menasche.

Biosurgery Product Pipeline

	Research	Preclinical	Clinical Trials: Phase 1	Phase 2	Phase 3
Cardiothoracic					
Gene therapy — peripheral vascular disease					
Gene therapy — coronary artery disease					
Cell therapy — ventricular restoration					
Drug delivery — atrial fibrillation					
Gene therapy — congestive heart failure					
Bio-Orthopaedic					
Synvisc for hip — U.S.					
Synvisc for other joints, Europe — ankle, shoulder					
Carticel II					
Small molecule for osteoarthritis					
Sepragel Ortho — adhesion prevention for arthroscopic joint repair					
Drug delivery — postoperative pain					
Biosurgical Specialties					
Hylaform — U.S. Market					
Seprafilm II					
Sepragel Spine					
Sepramesh II					
Drug delivery — postoperative pain					

The trial began enrolling patients in France and will expand to multiple sites around the world, involving up to 300 patients.

Gene therapy

Drawing on Genzyme's long experience in gene therapy, we are developing approaches to grow new blood vessels — a process known as angiogenesis — in patients with coronary artery disease and peripheral arterial disease.

In mid-2002, we completed enrollment in a U.S. phase 1 clinical trial of HIF-1 α among patients with peripheral arterial disease. In addition to studying safety, the investigators are evaluating patients for new blood vessel growth and improvement in their clinical status at six months and one year. Enrollment is continuing in a phase 1 trial investigating HIF-1 α as an adjunct to coronary artery bypass surgery.

Synvisc Development Initiatives

Program	Region	Status
New indications		
Hip	U.S.	Pivotal trial to begin 2003
Shoulder	Europe	Open-label study to begin 2003
Ankle	Europe	Open-label study to begin 2003
Next generation		
Improved formulation		In preclinical studies

Corporate Overview Genzyme Corporation

Genzyme Corporation, with three publicly traded series of common stock, each targeting a specific area of disease focus, combines the strengths of one of the world's largest biotechnology companies with the entrepreneurial spirit and dedication of three directed, flexible, and independently managed businesses. Across Genzyme, all divisions share common values, and each business is motivated by the goal of bringing novel products to patients and physicians.

Genzyme General

GENZ (Nasdaq)

Develops therapeutics for genetic and other serious, debilitating diseases, including lysosomal storage disorders and renal disease. Provides advanced genetic testing services and diagnostic products. Five marketed therapeutics, an extensive international infrastructure, and a successful track record working with physicians and patients.



Genzyme Biosurgery

GZBX (Nasdaq)

Serves the emerging market for innovative biotechnology solutions that work locally within the body to address serious diseases. A strong portfolio of orthopaedic products and surgical biomaterials. Active near- and long-term development programs in the targeted areas of osteoarthritis and joint repair, post-surgical adhesions, and heart disease.



Genzyme Molecular Oncology

GZMO (Nasdaq)

Conducting clinical programs in therapeutic cancer vaccines and preclinical development in antiangiogenesis. Draws on the division's powerful proprietary functional genomics and antigen-discovery technology platforms and Genzyme's biotechnology capabilities to develop novel product candidates.



Corporate Governance at Genzyme

At Genzyme, we believe that our company's success is rooted in a set of shared values. Acting on these values, we have long acknowledged the importance of compliant, ethical, and transparent behavior in all aspects of our business. We view ethical business practices and accountability as fundamental to Genzyme's responsibility to its shareholders, customers, patients, and employees.

Governance Structure

Board of Directors

Genzyme's board comprises eight individuals with broad experience in business, medicine and health care, and public policy. Five of the directors are fully independent by Securities and Exchange Commission and Nasdaq standards. Henry Blair, a founder of Genzyme, and Robert Carpenter both have ongoing business relationships with Genzyme. Only CEO Henri Termeer is a member of Genzyme management. A full, detailed list of board members and committee assignments appears on the last page of this report.

Members of Genzyme's board of directors are (from left): Connie Mack III, former U.S. senator; Robert Carpenter, CEO of Peptimmune; Dr. Victor Dzau, chairman of medicine at Brigham and Women's Hospital; Charles Cooney, Ph.D., professor of chemical and biochemical engineering at MIT; Constantine Anagnostopoulos, Ph.D., managing general partner of Gateway Associates; Douglas Berthiaume, CEO of Waters Corp.; Henri Termeer, CEO of Genzyme Corp.; and Henry Blair, CEO of Dyax Corp.



Committees of the Board

Audit Committee: The audit committee, led by Douglas Berthiaume, a financial expert and chairman, president, and CEO of Waters Corporation, is made up entirely of independent directors. This committee oversees Genzyme's accounting and reporting practices, monitors the relationship between Genzyme and its outside auditors, and reviews compliance with new accounting standards. In July 2002, Genzyme codified its customary practices into a formal auditor independence policy, retaining its auditors only for audit and specifically defined, restricted audit-related services while prohibiting other consulting services.

Compensation Committee: All members of our compensation committee are independent directors; the chair is Charles Cooney, Ph.D., professor of chemical and biochemical engineering at the Massachusetts Institute of Technology. This committee is responsible for senior executive compensation and company equity and benefit plans. Its members contract directly with senior executive compensation consultants and draw on appropriate survey data to measure Genzyme's competitive position in these areas. As necessary, the committee adjusts programs to align them with company values and shareholder interests.

Nominating and Corporate Governance Committee: Although we feel strongly that our practices meet the highest standards, we are always looking for ways to improve. In December 2002, Genzyme's board expanded the role of its existing nominating committee to include corporate governance matters. Charged with monitoring and recommending improvements to our governance practices, this committee nominates potential candidates for board membership; reviews the functions, duties, and composition of board committees; and develops corporate governance guidelines. Former U.S. Senator Connie Mack III chairs this committee, which is made up solely of our five independent directors.

Compliance and Ethics

In 1999, Genzyme's board of directors voted to implement a formal corporate compliance program. This program was developed to reinforce Genzyme's longstanding commitment to assuring appropriate corporate behavior. The program focuses much of its effort on sales and marketing activities and addresses emerging legal and regulatory issues involving pharmaceutical manufacturers. It operates using a corporate compliance committee that is chaired by Genzyme's chief compliance officer and is made up of about 20 employees representing every business unit and major functional area. In addition, each business unit has its own compliance officer and an individual compliance program to address issues specific to its line of business. Genzyme's early adoption of the program reflects its role as an innovative industry leader. We are proud to note that, in the past year, the U.S. Department of Health & Human Services has urged the pharmaceutical industry to adopt compliance programs that contain the basic elements embodied in Genzyme's existing approach. We are now enlarging the ethical scope of our corporate compliance program by developing a corporate code of conduct that sets forth the principles that underlie our commitment to full compliance.

Financial Highlights Genzyme Corporation

Progress in 2002 lays groundwork for the future

Genzyme made tremendous progress in 2002, delivering solid financial results while laying the groundwork for even greater achievement in 2003 and beyond. For the twelfth consecutive year, we increased our total corporate revenues; the figure for 2002 was $1.329 billion, a 9% gain over 2001. Across the corporation, all three of our divisions posted positive revenue growth for the year.

Our consistent revenue and profit growth has allowed us to make the investments necessary to ensure that our record of success and innovation continues in the future. Corporate research and development spending increased from $264 million in 2001 to $308 million in 2002, a figure that represents 23% of total corporate revenue. Equally important, we made significant investments in our manufacturing infrastructure during the year, which helped create an 11% boost to corporate gross margins in 2002. We expect to see continued improvement in our gross margins in 2003 as further manufacturing improvements come online and we continue to focus on high-margin, high-growth products.



Revenues ($ in millions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
98
99
2000
2001
2002
Cash and Investments ($ in millions)
$1,200
$1,000
$800
$600
$400
$200
$0
98
99
2000
2001
2002
Gross Profit ($ in millions)
$1,000
$800
$600
$400
$200
$0
98
99
2000
2001
2002

1999 and 2000 include Renagel revenue, prior to GelTex acquisition.

Financial Statements

Genzyme Corporation and Subsidiaries

Genzyme Biosurgery

This annual report contains forward-looking statements based on the current expectations of management. Actual results may differ materially because of a number of factors, including those set forth in the financial statements under the captions "Factors Affecting Future Operating Results." Please read those sections carefully.

Consolidated Selected Financial Data

These selected financial data have been derived from our audited, consolidated financial statements. You should read the following information in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this annual report. These selected financial data may not be indicative of our future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in this annual report.

We have three series of common stock – Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specified subset of our business operations and its allocated assets, rather than operations and assets of our entire company.

The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. These provisions factor the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock. In addition, our income tax allocation policy provides that if, at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the United States of America, or U.S., and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation as well as for each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

While each tracking stock is designed to reflect a division's performance, each is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities, and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore, subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

Consolidated Selected Financial Data (continued)

Consolidated Statements of Operations Data (Amounts in thousands)	For the years ended December 31, **2002**	2001	2000	1999	1998
Revenues:					
Net product sales	**$1,199,617**	$1,110,254	$811,897	$683,482	$613,685
Net service sales	**114,493**	98,370	84,482	79,448	74,682
Revenues from research and development contracts:					
Related parties	**2,747**	3,279	509	2,012	5,745
Other	**12,615**	11,727	6,432	7,346	15,223
Total revenues	**1,329,472**	1,223,630	903,320	772,288	709,335
Operating costs and expenses:					
Cost of products sold	**309,634**	307,425	232,383	182,337	211,076
Cost of services sold	**66,575**	56,173	50,177	49,444	48,586
Selling, general and administrative [1]	**438,035**	424,640	264,551	242,797	215,203
Research and development (including research and development related to contracts)	**308,487**	264,004	169,478	150,516	119,005
Amortization of intangibles [2]	**70,278**	121,124	22,974	24,674	24,334
Purchase of in-process research and development [3]	**1,879**	95,568	200,191	5,436	–
Charge for impaired assets [4]	**22,944**	–	4,321	–	–
Total operating costs and expenses	**1,217,832**	1,268,934	944,075	655,204	618,204
Operating income (loss)	**111,640**	(45,304)	(40,755)	117,084	91,131
Other income (expenses):					
Equity in net loss of unconsolidated affiliates	**(16,858)**	(35,681)	(44,965)	(42,696)	(29,006)
Gain on affiliate sale of stock [5]	**-**	212	22,689	6,683	2,369
Gain (loss) on investments in equity securities [6]	**(14,497)**	(25,996)	15,873	(3,749)	(6)
Minority interest in net loss of subsidiary	**-**	2,259	4,625	3,674	4,285
Gain (loss) on sale of product line [7]	**-**	(24,999)	–	8,018	31,202
Other [8]	**40**	(2,205)	5,188	14,527	–
Investment income	**51,038**	50,504	45,593	36,158	25,055
Interest expense	**(27,152)**	(37,133)	(15,710)	(21,771)	(22,593)
Total other income (expenses)	**(7,429)**	(73,039)	33,293	844	11,306
Income (loss) before income taxes	**104,211**	(118,343)	(7,462)	117,928	102,437
(Provision for) benefit from income taxes	**(19,015)**	2,020	(55,478)	(46,947)	(39,870)
Net income (loss) before cumulative effect of change in accounting for goodwill and derivative financial instruments	**85,196**	(116,323)	(62,940)	70,981	62,567
Cumulative effect of change in accounting for goodwill [2]	**(98,270)**	–	–	–	–
Cumulative effect of change in accounting for derivative financial instruments, net of tax [9]	**-**	4,167	–	–	–
Net income (loss)	**$ (13,074)**	$ (112,156)	$ (62,940)	$ 70,981	$ 62,567

Consolidated Selected Financial Data (continued)

Consolidated Statements of Operations Data (continued) (Amounts in thousands, except per share amounts)	For the years ended December 31, **2002**	2001	2000	1999	1998
Net income (loss) per share:					
Allocated to Genzyme General Stock (2,10,11,13):					
Genzyme General net income before cumulative effect of change in accounting for derivative financial instruments	**$ 150,731**	$ 3,879	$ 85,956	$142,077	$133,052
Cumulative effect of change in accounting for derivative financial instruments, net of tax (9)	**-**	4,167	–	–	–
Genzyme General net income	**150,731**	8,046	85,956	142,077	133,052
Genzyme Surgical Products net loss	**-**	–	–	(27,523)	(49,856)
Tax benefit allocated from Genzyme Biosurgery	**18,508**	24,593	28,023	26,994	34,330
Tax benefit allocated from Genzyme Molecular Oncology	**9,287**	11,904	7,476	7,812	3,527
Net income allocated to Genzyme General Stock	**$ 178,526**	$ 44,543	$121,455	$149,360	$121,053
Net income per share of Genzyme General Stock:					
Basic:					
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.83**	$ 0.20	$ 0.71	$ 0.90	$ 0.77
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax (9)	**-**	0.02	–	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.83**	$ 0.22	$ 0.71	$ 0.90	$ 0.77
Diluted:					
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.81**	$ 0.19	$ 0.68	$ 0.85	$ 0.74
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax (9)	**-**	0.02	–	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.81**	$ 0.21	$ 0.68	$ 0.85	$ 0.74
Weighted average shares outstanding (11):					
Basic	**214,038**	202,221	172,263	166,185	158,127
Diluted	**219,388**	211,176	179,366	186,456	171,643
Allocated to Biosurgery Stock (2,10,12):					
Genzyme Biosurgery net loss before cumulative effect of change in accounting for goodwill	**$ (79,322)**	$(145,170)	$ (87,636)		
Cumulative effect of change in accounting for goodwill (2)	**(98,270)**	–	–		
Genzyme Biosurgery net loss	**(177,592)**	(145,170)	(87,636)		
Allocated tax benefit	**9,706**	18,189	448		
Net loss allocated to Biosurgery Stock	**$(167,886)**	$(126,981)	$ (87,188)		
Net loss per share of Biosurgery Stock – basic and diluted:					
Net loss per share before cumulative effect of change in accounting for goodwill	**$ (1.74)**	$ (3.34)	$ (2.40)		
Per share cumulative effect of change in accounting for goodwill (2)	**(2.46)**	–	–		
Net loss per share of Biosurgery Stock – basic and diluted	**$ (4.20)**	$ (3.34)	$ (2.40)		
Weighted average shares outstanding	**39,965**	37,982	36,359		

Consolidated Selected Financial Data (continued)

Consolidated Statements of Operations Data (continued) (Amounts in thousands, except per share amounts)	For the years ended December 31,				
	2002	2001	2000	1999	1998
Allocated to Molecular Oncology Stock [2,10]:					
Net loss	**$(23,714)**	$(29,718)	$(23,096)	$(28,832)	$(19,107)
Net loss per share of Molecular Oncology Stock – basic and diluted	**$ (1.41)**	$ (1.82)	$ (1.60)	$ (2.25)	$ (3.81)
Weighted average shares outstanding	**16,827**	16,350	14,446	12,826	5,019
Allocated to Surgical Products Stock [2,10,12,13]:					
Net loss			$(54,748)	$(20,514)	
Net loss per share of Surgical Products Stock – basic and diluted			$ (3.67)	$ (1.38)	
Weighted average shares outstanding			14,900	14,835	
Allocated to Tissue Repair Stock [2,10,12]:					
Net loss			$(19,833)	$(30,040)	$(40,386)
Net loss per share of Tissue Repair Stock – basic and diluted			$ (0.69)	$ (1.26)	$ (1.99)
Weighted average shares outstanding			28,716	23,807	20,277

Consolidated Balance Sheet Data (Amounts in thousands)	December 31,				
	2002	2001	2000	1999	1998
Cash and investments	**$1,195,004**	$1,121,258	$ 639,640	$ 652,990	$ 575,729
Working capital [14]	**581,234**	566,798	559,652	592,249	417,116
Total assets	**4,083,049**	3,935,745	3,318,100	1,787,282	1,688,854
Long-term debt, capital lease obligations and convertible debt, including current portion[15]	**894,775**	852,555	685,137	295,702	387,993
Stockholders' equity	**2,697,847**	2,609,189	2,175,141	1,356,392	1,172,535

There were no cash dividends paid

[1] *Selling, general and administrative expenses for 2002 includes a $3.3 million charge for severance costs and the reversal of $5.5 million of accruals in excess of currently estimated requirements to fulfill our legal obligation to provide human transgenic alpha-glucosidase during the transition of Pompe clinical trial patients to a product derived from Chinese hamster ovary, or CHO, cells, which we refer to as a CHO-cell product. Research and development expenses for 2002 include a $0.9 million charge for severance costs. Selling, general and administrative expenses for 2001 includes $27.0 million of charges resulting from Pharming Group N.V.'s decision to file for and operate under a court supervised receivership.*

[2] *Effective January 1, 2002, in connection with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," we ceased amortizing goodwill. We recorded $52.5 million in 2001 and $12.3 million in 2000 of amortization expense related to our goodwill. Also, in connection with the adoption of SFAS No. 142, we tested the goodwill of our cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.*

[3] *Charges for in-process research and development, which we refer to as IPR&D, were incurred in connection with the following investment and acquisitions:*
- *2002 – $1.9 million related to our investment in Myosix SA;*
- *2001 – $86.8 million from the acquisition of Novazyme Pharmaceuticals, Inc. and $8.8 million from the acquisition of Wyntek Diagnostics, Inc.;*
- *2000 – $118.0 million from the acquisition of GelTex Pharmaceuticals, Inc. and $82.1 million from the acquisition of Biomatrix, Inc.; and*
- *1999 – $5.4 million from the acquisition of Peptimmune, Inc.*

[4] *Charges for impaired assets includes:*
- *2002 – $14.0 million to write off engineering and design costs related to a manufacturing facility that was being constructed in Framingham, Massachusetts and $9.0 million to write off the assets at our bulk hyaluronic acid, or HA, manufacturing facility in Haverhill, England; and*
- *2000 – $4.3 million to write off abandoned equipment at our Springfield Mills manufacturing facility, also in England.*

[5] *During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, GTC Biotherapeutics, Inc. (formerly Genzyme Transgenics Corporation) which we refer to as GTC. In the years ended December 31, 2001, 1999 and 1998, our gain on affiliate sale of stock represents the gain on our investment in GTC as a result of GTC's various issuances of additional shares of its common stock.*

(6) *Gains (losses) on investments in equity securities includes the following gains and losses resulting from the sale of equity investments and impairment charges because we assessed declines in market value to be other than temporary:*

- *2002 – charges of $9.2 million to write down our investment in GTC, $3.4 million to write down our investment in Cambridge Antibody Technology Group plc, $2.0 million to write down our investment in Dyax Corporation and $0.8 million to write down our investment in Targeted Genetics Corporation;*
- *2001 – charges of $8.5 million to write off our investment in Pharming Group, $11.8 million to write down our investment in Cambridge Antibody Technology Group and $4.5 million to write down our investment in Targeted Genetics;*
- *2000 – gains of $16.4 million upon the sale of a portion of our investment in GTC and $7.6 million relating to our investment in Celtrix Pharmaceuticals, Inc. when it was acquired in a stock-for-stock transaction and a charge of $7.3 million for the write down of our investment in Focal, Inc. common stock;*
- *1999 – gains of $2.0 million resulting from the sales of shares of Techne Corporation common stock that we received when we sold our research products business to Techne, offset by a charge of $5.7 million to write down our investment in Pharming Group; and*
- *1998 – gain of $3.4 million resulting from the sale of shares of Techne common stock offset by a charge of $3.4 million to write down our investment in Celtrix.*

(7) *Gain (loss) on sale of product line includes:*

- *2001 – a loss of $25.0 million related to the sale of our Snowden-Pencer line of surgical instruments;*
- *1999 – a gain of $7.5 million, representing the payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996, and a gain of $0.5 million resulting from the sale of our immunochemistry business assets to an operating unit of Sybron Laboratory Products Corp; and*
- *1998 – a gain of $31.2 million related to the sale of our research products business assets to Techne.*

(8) *Other includes:*

- *2000 – $5.1 million payment received in connection with the settlement of a lawsuit; and*
- *1999 – the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc., net of acquisition related expenses.*

(9) *On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations and the combined statement of operations of Genzyme General to recognize the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General.*

(10) *To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock are defined similarly and, therefore, are based on the net income or loss of the corresponding division.*

(11) *Reflects the two-for-one split of Genzyme General Stock on June 1, 2001.*

(12) *We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our former Genzyme Surgical Products and Genzyme Tissue Repair divisions and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. Net loss per share of Biosurgery Stock for 2000 is calculated using the net loss allocated to Biosurgery Stock for the period December 19, 2000 through December 31, 2000 and the weighted average shares of Biosurgery Stock outstanding during the same period. Loss per share data are not presented for Genzyme Biosurgery for the years ended December 31, 1998 and 1999 or for the period from January 1, 2000 to December 18, 2000, as there were no shares of Biosurgery Stock outstanding during those periods.*

(13) *We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. Loss per share data are not presented for Genzyme Surgical Products for the years ended December 31, 1998 or for the period from January 1, 1999 to June 28, 1999, as there were no shares of Surgical Products Stock outstanding during those periods.*

(14) *At December 31, 2002, $284.0 million in principal drawn under our revolving credit facility and $10.0 million in principal of our 6.9% convertible subordinated note due May 2003 are included in the determination of working capital.*

(15) *Long-term debt, capital lease obligations and convertible debt, including current portion, consists primarily of:*

- *December 31, 2002 – $575.0 million in principal of our 3% convertible subordinated debentures due May 2021, $284.0 million in principal drawn under our revolving credit facility due December 2003, a $25.0 million capital lease obligation and $10.0 million in principal of our 6.9% convertible subordinated note due May 2003;*
- *December 31, 2001 – $575.0 million in principal of our 3% convertible subordinated debentures, $234.0 million in principal drawn under our revolving credit facility, a $25.0 million capital lease obligation and $10.0 million in principal of our 6.9% convertible subordinated note;*
- *December 31, 2000 – $250.0 million in principal of our 5¼% convertible subordinated notes (which have since been redeemed), $368.0 million of debt drawn under our revolving credit facility, a $25.0 million capital lease obligation and $10.0 million in principal of our 6.9% convertible subordinated note;*
- *December 31, 1999 – $250.0 million in principal of 5¼% convertible subordinated notes and $18.0 million in principal drawn under our revolving credit facility; and*
- *December 31, 1998 – $250.0 million in principal of 5¼% convertible subordinated notes and $12.6 million in principal of our 5% convertible subordinated note due February 2000.*

When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described under "Factors Affecting Future Operating Results" below as well as in Exhibit 99.2 to this annual report. These risks and uncertainties could cause actual results to differ materially from those forecast in forward-looking statements or implied by past results and trends. Forward-looking statements are statements that attempt to project or anticipate future developments in our business; we encourage you to review the examples of forward looking statements under "Note Regarding Forward Looking Statements." These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements in light of future developments.

Introduction

We are a biotechnology company that develops innovative products and services for significant unmet medical needs. We have three operating divisions:

- Genzyme General, which develops and markets: therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics; renal products, with a focus on products that treat patients suffering from renal diseases, including chronic renal failure; diagnostic products, with a focus on *in vitro* diagnostics; and other products and services, such as genetic testing services and pharmaceutical drug materials;
- Genzyme Biosurgery, which develops and markets biotherapeutic and biomaterial products, with an emphasis on orthopaedics, heart disease and broader surgical applications, and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the U.S. We present financial information and accounting policies specific to the corporation and our operating divisions in the accompanying consolidated financial statements. Note A., "Summary of Significant Accounting Policies," to our accompanying consolidated financial statements contains a summary of our accounting policies.

We have three series of common stock – Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock" and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

The provisions in our charter governing dividends and distributions factor the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock. In addition, our income tax allocation policy provides that if, at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery and Genzyme Molecular Oncology have not yet generated taxable income, and thus have not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we have

allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology to Genzyme General without making any compensating payments or allocations to the division that generated the benefit.

The losses of Genzyme Biosurgery and Genzyme Molecular Oncology may decline in the future. If these losses do decline, and we expect the losses of Genzyme Biosurgery to do so, the tax benefits allocated to Genzyme General will also decline. In addition, if our board of directors decided to change our tax allocation policy, it could reduce the tax benefits allocated to any division that is profitable at the time the change becomes effective, and reduce the earnings allocated to the associated series of tracking stock. Any change in the earnings allocated to a tracking stock also impacts the amount available to pay dividends for that tracking stock. Currently, Genzyme General is our only profitable division.

Deferred tax assets and liabilities can arise from purchase accounting and relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, the change in these deferred tax assets and liabilities impacts our consolidated tax provision. Such change is added to division net income for purposes of determining net income allocated to a tracking stock. If our board of directors modified the policy for allocating changes in these deferred tax assets and liabilities, the income attributable to each series of tracking stock could be materially different. As a result of any such changes, the amount available to pay dividends for each of our tracking stocks could also be materially different.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stocks.

Our charter also requires that distributions be made to holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to that stock's corresponding division are sold to a third party. This mandatory distribution can be in the form of a dividend, a redemption of the division's related tracking stock or an exchange of that tracking stock for Genzyme General Stock, as chosen by our board of directors in its discretion. The distribution, if by dividend or redemption, must equal in value the net after-tax proceeds received from the sale. If our board of directors chooses to make the distribution by issuing Genzyme General Stock in exchange for the selling division's related tracking stock, then the exchange must be effected at a 10% premium to the corresponding tracking stock's average market price calculated over a ten day period beginning on the first business day following the announcement of the sale.

Shares of Biosurgery Stock and Molecular Oncology Stock are subject to certain exchange and redemption provisions as set forth in our charter. One of the exchange provisions allows our board of directors to exchange, at any time, shares of Biosurgery Stock and/or Molecular Oncology Stock for cash, shares of Genzyme General Stock, or a combination of both, valued at a 30% premium to the fair market value (as defined in our charter) of the series of stock being exchanged. We encourage you to read our charter for a more complete discussion of the mandatory and optional exchange and redemption provisions of our common stock.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock, combine existing tracking stock or change our earnings allocation methodology. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation as well as for each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

While each tracking stock is designed to reflect a division's performance, each is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore subject to the risks of

investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

Acquisitions

The following acquisitions have been accounted for as purchases. The results of operations of each acquisition are included in our consolidated financial statements from the date of acquisition.

On September 26, 2001, we acquired all of the outstanding capital stock of Novazyme for 2.6 million shares of Genzyme General Stock valued at $110.6 million, options, stock purchase rights, warrants and other costs valued at $9.9 million and contingent payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies by specified dates. We allocated the acquisition to Genzyme General.

The staff of the U.S. Federal Trade Commission, which is known as the FTC, is investigating our acquisition of Novazyme. The FTC is one of the agencies responsible for enforcing federal antitrust laws, and, in this investigation, it is evaluating whether there are anti-competitive aspects of the Novazyme transaction that the government should seek to negate. While we do not believe that the acquisition should be deemed to contravene antitrust laws, we have been cooperating in the FTC investigation. At this stage, we cannot predict with precision the likely outcome of the investigation or how that outcome will impact our business. As with any litigation or investigation, there are ongoing costs associated with responding to the investigation, both in terms of management time and out-of-pocket expenses.

On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal, Inc. common stock in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We allocated the acquired assets and liabilities to Genzyme Biosurgery.

On June 1, 2001, we acquired all of the outstanding capital stock of Wyntek for an aggregate purchase price of $65.4 million. We allocated the acquisition to Genzyme General.

On January 9, 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P., which we refer to as GDP, a limited partnership engaged in developing, producing and commercializing Sepra™ products, for an aggregate of $25.7 million plus royalties on sales of certain Sepra products for ten years. We allocated the acquisition to Genzyme Biosurgery.

On December 18, 2000, we acquired Biomatrix for 17.5 million shares of Biosurgery Stock valued at $206.5 million, $252.4 million of cash and options and other costs valued at $23.5 million. At the time of the merger, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our then-existing divisions – Genzyme Surgical Products and Genzyme Tissue Repair – to Genzyme Biosurgery and allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminate Genzyme Surgical Products Division common stock, which we refer to as "Surgical Products Stock" and Genzyme Tissue Repair Division common stock, which we refer to as "Tissue Repair Stock."

On December 14, 2000, we acquired GelTex for $515.2 million of cash, 15.8 million in shares of Genzyme General Stock valued at $491.2 million and options, warrants and other costs valued at $69.7 million. We allocated the acquisition to Genzyme General. As part of the acquisition of GelTex, we acquired all of GelTex's ownership interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting.

Disposition

In November 2001, we sold our Snowden-Pencer line of surgical instruments for $15.9 million in net cash. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale.

Critical Accounting Policies and Significant Estimates

The preparation of consolidated financial statements under accounting principles generally accepted in the U.S. requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates under different assumptions and conditions.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

- Policies Relating to Tracking Stocks;
- Revenue Recognition;

- Income Taxes;
- Inventories;
- Long-Lived Assets;
- Asset Impairments;
- Strategic Equity Investments; and
- Other Reserve Estimates.

Policies Relating to Tracking Stocks

Earnings Per Share

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the U.S., and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

If our board of directors decides to change the current method of allocating our earnings, or if we issue a new series or redeem an existing series of common stock, the earnings attributable to each series of our common stock could be materially different. Such a change could have an adverse impact on the earnings attributable to one or more series of our common stock, and the impact could be significant.

Allocation of Revenue, Expenses, Assets and Liabilities

Our charter sets forth which operations and assets were initially allocated to each division and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. Our board also allocates long-term debt and strategic investments.

Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets and liabilities among our divisions could materially change the results of operations, the financial condition of a division and the income allocated to one or more series of our stock.

Income Tax Allocation Policy

If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery and Genzyme Molecular Oncology have not yet generated taxable income, and thus have not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology to Genzyme General without making any compensating payments or allocations to the division that generated the benefit. We allocated $18.5 million in 2002,

$24.6 million in 2001 and $28.0 million in 2000 in tax benefits generated by Genzyme Biosurgery to Genzyme General and we allocated $9.3 million in 2002, $11.9 million in 2001 and $7.5 million in 2000 in tax benefits generated by Genzyme Molecular Oncology to Genzyme General.

The losses of Genzyme Biosurgery and Genzyme Molecular Oncology may decline in the future. If these losses do decline, and we expect the losses of Genzyme Biosurgery to do so, the tax benefits allocated to Genzyme General will also decline. In addition, if our board of directors decided to change our tax allocation policy, it could reduce the tax benefits allocated to any division that is profitable at the time the change becomes effective, and reduce the earnings allocated to the associated series of tracking stock. For example, our board could change the tax allocation policy to require that tax benefits remain in the division that generated the benefit, instead of being allocated to divisions based on their taxable income. Currently, Genzyme General is our only profitable division and would, therefore, be most significantly impacted by any change in our tax allocation policy.

Deferred tax assets and liabilities can arise from purchase accounting and relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, if the change in these deferred tax assets and liabilities impacts our consolidated tax provision, such change is added to division net income for purposes of determining net income allocated to a tracking stock. If our board of directors modified the policy for allocating changes in these deferred tax assets and liabilities, the income attributable to each series of tracking stock could be materially different.

Determination of Available Dividend Amounts

The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stocks.

Determining the dividend limit for each series of our stock can involve significant judgments, including assessing the amount that would be legally available for dividends under Massachusetts law. If we concluded that a division would be unable to pay dividends under Massachusetts law as a separate corporation, we would be unable to allocate losses to the corresponding series of our stock. This could materially impact the allocation of income and losses among our three series of tracking stock.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. We recognize revenue from service sales, such as Carticel® chondrocyte services and genetic testing services, when we have finished providing the service. We recognize revenue from contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as we complete our obligations under that contract. We recognize non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

The timing of product shipments and receipts can have a significant impact on the amount of revenue that we recognize in a particular period. Also, most of our products, including Cerezyme enzyme, Renagel phosphate binder and Synvisc viscosupplementation product, are sold at least in part through distributors. Inventory in the distribution channel consists of inventory held by distributors, who are our customers, and inventory held by retailers, such as pharmacies

and hospitals. Our revenue in a particular period can be impacted by increases or decreases in distributor inventories. If distributor inventories increased to excessive levels, we could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

We use a variety of data sources to determine the amount of inventory in our United States distribution channel. For Cerezyme enzyme and Synvisc viscosupplementation product, we receive data on sales and inventory levels directly from our primary distributors. For Renagel phosphate binder, our data sources include prescription and wholesaler data purchased from external data providers and, in some cases, sales and inventory data received directly from distributors. As part of our efforts to limit inventory held by distributors and to gain improved visibility into the distribution channel, we executed revised agreements with our primary Renagel phosphate binder distributors during 2002. These agreements provide incentives for the distributors to limit the amount of inventory that they carry, and to provide us with specific inventory and sales data.

We record reserves for rebates payable under Medicaid and payor contracts, such as managed care organizations, as a reduction of revenue at the time product sales are recorded. Our Medicaid and payor rebate reserves have two components:

- an estimate of outstanding claims for end-user sales that have occurred, but for which related claim submissions have not been received; and
- an estimate of future claims that will be made when inventory in the distribution channel is sold to end-users.

Because the second component is calculated based on the amount of inventory in the distribution channel, our assessment of distribution channel inventory levels impacts our estimated reserve requirements. Our calculation also requires other estimates, including estimates of sales mix, to determine which sales will be subject to rebates and the amount of such rebates. We update our estimates and assumptions each period, and record any necessary adjustment to our reserves. As of December 31, 2002, our reserve for Medicaid and payor rebates was approximately $13.1 million.

We record allowances for product returns as a reduction of revenue at the time product sales are recorded. The product returns reserve is estimated based on our experience of returns for each of our products, or for similar products. If the history of product returns changes, the reserve is adjusted appropriately. Our estimate of distribution channel inventory is also used to assess the reasonableness of our product returns reserve.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

In 2002, we adjusted our revenue accounting to comply with the provisions of EITF Issue No. 01-09, "Accounting for Consideration given by a Vendor to a Customer (including a Reseller of a Vendor's Products)." EITF Issue No. 01-09 specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, should be characterized as a reduction of revenue. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

- the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration
- the vendor can reasonably estimate the fair value of the benefit received.

In 2002, we separated fees paid to our distributors into amounts that were specifically identifiable for payment of services. The fair market value of these services of approximately $8 million was recorded as operating expense.

Income Taxes

We use the asset and liability method of accounting for deferred income taxes. Our calculation of the tax provision includes significant estimates, including estimates of foreign source income, research and development credits, orphan drug credits and other permanent items. Changes in estimates are reflected in our tax provision in the period of change. On a quarterly basis throughout the fiscal year we make our best estimate of the full year impact of these items on our tax rate. We adjust these estimates as required, including, if necessary, a tax return to provision adjustment.

We file a consolidated tax return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under accounting principles generally accepted in the U.S., as if it were a separate taxpayer. In preparing financial statements for our operating divisions we assess the realizability of our deferred tax assets at the division level. Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income before loss carryforwards expire. We believe that we will realize all of our net deferred tax assets.

We are currently under IRS audit for tax years 1996-1999. We have provided sufficient liabilities for all exposures related to this audit. Favorable settlements may result in a reduction in future tax provisions.

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method. We analyze our inventory levels quarterly and write down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected requirements. Expired inventory is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2002, our total inventories included $7.5 million of inventory for products that have not yet been approved for sale. In addition, at December 31, 2002, a joint venture in which we have a 50% ownership interest has $17.3 million of inventory for a product that has not yet been approved for sale, of which $8.6 million represents our portion of the unapproved inventory of the joint venture.

Long-Lived Assets

In the ordinary course of our business, we incur substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct these assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. We stop capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires us to make significant judgments. These judgments can have a material impact on our reported results. As of December 31, 2002, capitalized validation costs, net of accumulated depreciation, were $15.3 million.

For products we expect to be commercialized, we capitalize the cost of validating new equipment for the underlying manufacturing process. We begin capitalization when we consider the product to have demonstrated technological feasibility, and end capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on our reported results. Also, if we were unable to successfully validate the manufacturing process for any future product, we would have to write-off, to current operating expense, any validation costs that had been capitalized during the unsuccessful validation process. To date, all of our manufacturing process validation efforts have been successful.

We generally depreciate plant and equipment using the straight-line method over the assets estimated economic life, which ranges from 3 years to 15 years. Determining the economic lives of plant and equipment requires us to make significant judgments that can materially impact our operating results. For certain specialized manufacturing plant and equipment, we use the units-of-production depreciation method. The units-of-production method requires us to make significant judgments and estimates, including estimates of the number of units that will be produced using the assets. There can be no assurance that our estimates are accurate. If our estimates require adjustment, it could have a material impact on our reported results.

In accounting for acquisitions, we allocate the purchase price to the fair value of the acquired tangible and intangible assets, including acquired IPR&D. This requires us to make several significant judgments and estimates. For example, we generally estimate the value of acquired intangible assets and IPR&D using a discounted cash flow model, which requires us to make assumptions and estimates about, among other things:

- the time and investment that will be required to develop products and technologies;
- our ability to develop and commercialize products before our competitors develop and commercialize products for the same indications;
- the amount of revenues that will be derived from the products; and
- appropriate discount rates to use in the analysis.

Use of different estimates and judgments could yield materially different results in our analysis, and could result in materially different asset values and IPR&D charges.

As of December 31, 2002, there was approximately $592.1 million of goodwill on our consolidated balance sheet. Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangibles," we ceased amortizing goodwill. As of December 31, 2002, there were approximately $734.5 million of net other intangible assets on our consolidated balance sheet. We amortize acquired intangible assets using the straight-line method over their estimated economic lives, which range from 1.5 years to 40 years. Determining the economic lives of acquired intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results.

Asset Impairments

We periodically evaluate our long-lived assets for potential impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We perform these evaluations whenever events or changes in circumstances suggest that the carrying value of an asset or group of assets is not recoverable. Indicators of potential impairment include:

- a significant change in the manner in which an asset is used;
- a significant decrease in the market value of an asset;
- a significant adverse change in its business or the industry in which it is sold; and
- a current period operating cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

If we believe an indicator of potential impairment exists, we test to determine whether the impairment recognition criteria in SFAS No. 144 have been met. In evaluating long-lived assets for potential impairment, we make several significant estimates and judgments, including:

- determining the appropriate grouping of assets at the lowest level for which cash flows are available;
- estimating future cash flows associated with the asset or group of assets; and
- determining an appropriate discount rate to use in the analysis.

Use of different estimates and judgments could yield significantly different results in this analysis and could result in materially different asset impairment charges.

During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts, which we allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002, to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been re-allocated as a capitalized cost of that facility.

During 2002, we conducted impairment tests for approximately $283 million of Genzyme Biosurgery's net other intangible assets. These tests did not result in an impairment charge.

Effective January 1, 2002, we adopted SFAS No. 142, which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. Unlike SFAS No. 121, goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of goodwill. Instead, SFAS No. 142 requires goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. Effective January 1, 2002, we reclassified $4.3 million of acquired workforce intangible assets, previously classified as other intangible assets, net of related deferred tax liabilities, to goodwill as required by SFAS No. 142.

In November 2001, we sold our Snowden-Pencer line of surgical instruments and recorded a loss of $25.0 million, which we allocated to Genzyme Biosurgery. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated

statements of operations and the combined statements of operations for Genzyme Biosurgery.

We completed the transitional and annual impairment tests for the $592.1 million of net goodwill related to our other reporting units in the year ended December 31, 2002, as provided by SFAS No. 142, and determined that no additional impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For all of our acquisitions, various analyses, assumptions, significant judgments and estimates were made at the time of each acquisition specifically regarding product development, market conditions and cash flows that were used to determine the valuation of goodwill and intangibles. The possibility exists that those estimates could prove to be inaccurate, which could result in an impairment of goodwill.

Strategic Equity Investments

We invest in marketable securities as part of our strategy to align ourselves with technologies and companies that fit with Genzyme's future strategic direction. Most often we will collaborate on scientific programs and research with the issuer of the marketable securities. On a quarterly basis we review the fair market value of these marketable securities in comparison to historical cost.

If the fair market value of a marketable security is less than our carrying value, we consider all available evidence in assessing when and if the value of the investment can be expected to recover to at least its historical cost. This evidence would include:

- continued positive progress in the issuer's scientific programs;
- ongoing activity in our collaborations with the issuer;
- a lack of any other substantial company-specific adverse events causing declines in value; and
- overall financial condition and liquidity of the issuer of the securities.

If our review indicates that the decline in value is "other than temporary," we write-down our investment to the then current market value and record an impairment charge in our statements of operations. The determination of whether an unrealized loss is "other than temporary" requires significant judgment and can have a material impact on our reported results.

In December 2002, we recorded and allocated to Genzyme General the following impairment charges because we considered the decline in value of these investments to be other than temporary:

- $9.2 million in connection with our investment in the common stock of GTC;
- $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group;
- $2.0 million in connection with our investment in the common stock of Dyax; and
- $0.8 million in connection with our investment in the common stock of Targeted Genetics.

Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. As of December 31, 2002, accumulated other comprehensive income, a component of stockholders' equity, includes $10.0 million of unrealized pre-tax losses on our investments in equity securities.

Other Reserve Estimates

Determining accruals and reserves requires significant judgments and estimates on the part of management. In addition to the judgments and estimates described above, we made other reserve estimates that had an impact on our financial results:

- in December 2002, in accordance with a separation agreement for one of our employees, we provided $4.2 million primarily associated with the estimated cost of continuation of medical coverage for the employee's family; and
- in August 2001, we made the determination to terminate the transgenic portion of our Pompe program and also became responsible for funding all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenically-derived alpha-glucosidase until the patients currently enrolled in the clinical trial of the product can be transitioned to a CHO-cell product. We accrued $16.8 million as estimated costs to fund our contractual obligation to provide patients with the transgenic product until the patients could be transitioned to a CHO-cell product. In December 2002, we determined that we have sufficient quantities on hand to fulfill our legal obligation to supply the remaining three patients in the clinical trial for human transgenic alpha-glucosidase with the transgenic product until they can be transitioned to a CHO-cell product. As a result, we revised our estimated cost of this legal obligation and reversed $5.5 million of amounts in excess of requirements to selling, general and administrative expense in December 2002.

Results of Operations

The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

Revenues

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Product revenue	**$1,199,617**	$1,110,254	$811,897	8%	37%
Service revenue	**114,493**	98,370	84,482	16%	16%
Total product and service revenue	**1,314,110**	1,208,624	896,379	9%	35%
Research and development revenue	**15,362**	15,006	6,941	2%	116%
Total revenues	**$1,329,472**	$1,223,630	$903,320	9%	35%

Product Revenue

We derive product revenue from sales by:

- Genzyme General of:
  - therapeutic products, including Cerezyme and Fabrazyme enzymes, Thyrogen® hormone and WelChol® bile acid binder;
  - Renagel phosphate binder;
  - diagnostic products; and
  - other products.
- Genzyme Biosurgery of:
  - orthopaedic products, including Synvisc viscosupplementation product;
  - biosurgical specialties products, including Seprafilm™ bioresorbable membrane; and
  - cardiothoracic products, including fluid management (chest drainage) systems.

The following table sets forth our product revenue on a segment basis:

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Genzyme General:					
Therapeutics:					
Cerezyme enzyme	**$ 619,184**	$ 569,887	$536,868	9%	6%
Other therapeutic products	**82,248**	31,138	15,586	164%	100%
Total Therapeutics	**701,432**	601,025	552,454	17%	9%
Renal	**156,864**	176,921	47,891	(11%)	269%
Diagnostic Products	**83,065**	76,858	61,469	8%	25%
Other	**43,228**	43,927	28,213	(2%)	56%
Total product revenue – Genzyme General	**984,589**	898,731	690,027	10%	30%
Genzyme Biosurgery:					
Orthopaedics	**89,920**	83,373	4,159	8%	1,905%
Biosurgical Specialties	**53,376**	59,032	41,305	(10%)	43%
Cardiothoracic	**71,732**	69,118	76,406	4%	(10%)
Total product revenue – Genzyme Biosurgery	**215,028**	211,523	121,870	2%	74%
Total product revenues	**$1,199,617**	$1,110,254	$811,897	8%	37%

2002 as Compared to 2001

Genzyme General – Therapeutics

The increase in Therapeutics product revenue for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was primarily due to continued growth in sales of Cerezyme enzyme for the treatment of Type 1 Gaucher disease and increased sales of other therapeutic products. Other therapeutic products revenue consists primarily of: sales of Thyrogen hormone, which is an adjunctive diagnostic agent in the follow-up of patients with well-differentiated thyroid cancer; sales of Fabrazyme enzyme, which is a recombinant form of the human enzyme alpha-galactosidase used for the treatment of Fabry disease; and bulk sales of and royalties earned on sales of WelChol bile acid binder, which is an adjunctive therapy for the reduction of elevated LDL cholesterol in patients with primary hypercholesterolemia.

Sales of Cerezyme enzyme were 52% of our total product revenue for the year ended December 31, 2002 as compared to 51% of our total product revenue for the year ended December 31, 2001. The growth in sales of Cerezyme enzyme for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was attributable to our continued identification of new Gaucher disease patients worldwide, particularly in Europe, resulting from a significant investment in our global sales and marketing infrastructure. The growth in European sales of Cerezyme enzyme for the period was positively impacted by the weakened U.S. Dollar against the Euro. During the year ended December 31, 2002, as compared to the same period a year ago the U.S. Dollar weakened against the Euro on average by approximately 5%, which positively impacted sales of Cerezyme enzyme by $10.6 million.

Our results of operations are highly dependent on sales of Cerezyme enzyme and a reduction in revenue from sales of this product would adversely affect our results of operations. Revenue from Cerezyme enzyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease and the alternative products gained commercial acceptance. Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the U.S., expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

We are aware of companies that have initiated efforts to develop competitive products, and other companies may do so in the future. Oxford GlycoSciences plc (OGS), for example, is developing Zavesca®, a small molecule drug candidate for the treatment of Type 1 Gaucher disease. Zavesca has been granted orphan drug status in the U.S. for treatment of Type 1 Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Type 1 Gaucher disease. In July 2002, the FDA issued a "non approvable" letter to OGS in response to its new drug application (NDA) for Zavesca; in November 2002, however, the agency agreed to examine additional data in support of that NDA. Also in November 2002, the European Commission approved OGS's Marketing Authorisation Application (MAA) for Zavesca as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. OGS will be required to submit follow-up safety data on the product as a condition of such approval. In January 2003, a licensee of OGS submitted an application for approval of Zavesca with the Israeli Ministry of Health. To date, virtually all Gaucher disease patients who have received enzyme therapy have experienced strong clinical benefit with few side effects, so we do not expect the competition from Zavesca to have a significant impact on our sales of Cerezyme enzyme in Europe.

Other therapeutic products revenue consists primarily of sales of Thyrogen hormone, Fabrazyme enzyme and bulk sales of and royalties earned on sales of WelChol bile acid binder. The increase in other therapeutic products revenue for the year ended December 31, 2002 as compared to the year ended December 31, 2001 is attributable to:

- a 51% increase in sales of Thyrogen hormone to $28.3 million primarily due to increased market penetration, particularly in Europe, where sales increased 147% to $8.8 million. Thyrogen hormone was launched in Europe during the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the Committee for Proprietary Medicinal Products (CPMP) of the European Agency for Evaluation of Medicinal Products (EMEA), which was necessary for commercial introduction of the product;
- a greater than 100% increase in sales of Fabrazyme enzyme in Europe to $26.1 million partially due to the introduction to several new markets in Europe and our continued program to educate European physicians about Fabry disease and Fabrazyme enzyme. The increase also reflects the fact that 2002 was the first full year of sales of Fabrazyme enzyme, which was launched in Europe in August 2001; and
- an increase in kilograms shipped of WelChol bile acid binder and an increase in royalties earned on sales of WelChol bile acid binder during 2002. These increases were the result of sales to our U.S. marketing partner, Sankyo Pharma, Inc., which has experienced continued market growth of the product in the

U.S. during 2002. In October 2002, Merck/Schering-Plough Pharmaceuticals received marketing approval in Germany and FDA approval in the U.S. for its competitive product, ezetimibe, for use alone and with marketed statins for the treatment of elevated cholesterol levels as a second-line therapy. The introduction of this product in the U.S. may adversely affect the future growth of bulk sales of and royalties earned on sales of our WelChol bile acid binder.

Genzyme General – Renal

During 2002, we created the Renal reporting segment consisting primarily of amounts attributable to the manufacture and sale of Renagel phosphate binder. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of our Therapeutics reporting segment. We have reclassified our 2001 and 2000 disclosures to conform to our 2002 presentation. We expect sales of Renagel phosphate binder to increase, driven primarily by the continued adoption of the product by nephrologists worldwide. The increase in sales of Renagel phosphate binder will be dependent on several factors, including:

- acceptance by the medical community of Renagel phosphate binder as the preferred treatment for elevated serum phosphorus levels in end-stage renal disease patients on hemodialysis;
- our ability to effectively manage wholesaler inventories and the levels of compliance with the inventory management programs we implemented with our wholesalers in 2002;
- our ability to optimize dosing and improve patient compliance with dosing of Renagel phosphate binder;
- the availability of reimbursement from third party payors and the extent of coverage;
- our ability to manufacture sufficient quantities of product to meet demand and to do so at a reasonable price;
- the results of additional clinical trials for additional indications and expanded labeling;
- the availability of competing treatments;
- the efficiencies of our sales force; and
- the content and timing of our submissions to and decisions by regulatory authorities.

Sales of Renagel phosphate binder were approximately 13% of our total product revenue for the year ended December 31, 2002 as compared to approximately 16% of our total product revenue for the year ended December 31, 2001. Sales of Renagel phosphate binder for the year ended December 31, 2002 declined by 11% compared to the year ended December 31, 2001 primarily due to a reduction in domestic wholesaler inventory levels of approximately $30.0 million, based on management's estimates of end-user demand.

Genzyme General – Diagnostic Products

Diagnostic Products product revenue increased 8% to $83.1 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The increase was primarily attributable to:

- a 2% increase in the combined sales of infectious disease testing products, HDL and LDL cholesterol testing products and royalties on product sales by Techne Corporation's biotechnology group to $60.7 million; and
- a 31% increase in sales of point of care rapid diagnostic tests for pregnancy and infectious diseases to $22.3 million, primarily due to a full year of sales of additional tests we obtained through our acquisition of Wyntek in June 2001.

Genzyme General – Other Product Revenue

Other product revenue decreased 2% to $43.2 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The slight decrease was primarily attributable to a 7% decrease in sales of hyaluronan-based products to $12.8 million while the combined sales of liquid crystals and amino acid derivatives, both of which are pharmaceutical materials, remained flat at $30.1 million.

Genzyme Biosurgery – Orthopaedics

Orthopaedics product revenue increased 8% to $89.9 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 due to an increase in the sales of Synvisc viscosupplementation product. Synvisc viscosupplementation product sales increased primarily due to increased utilization of the product within the existing customer base as well as new accounts. We believe that a potentially significant competitor is currently seeking FDA approval for a viscosupplementation product for possible U.S. launch during the second half of 2003 that could have an adverse effect on future sales of Synvisc viscosupplementation product.

Genzyme Biosurgery – Biosurgical Specialties

Biosurgical Specialties product revenue decreased 10% to $53.4 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The decrease is due to a 95% decrease in sales of surgical instruments to $0.9 million resulting from the sale of our Snowden-Pencer line of surgical instruments during the fourth quarter of 2001, partially offset by a 36% increase in sales of Sepra products to $39.1 million primarily due to increased market penetration.

Genzyme Biosurgery – Cardiothoracic

Cardiothoracic products include fluid management (chest drainage) systems, surgical closures, biomaterials, and instruments for conventional and minimally invasive cardiac surgery. Cardiothoracic product revenue increased 4% to $71.7 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to a 15%

increase in the combined sales of FocalSeal-L surgical sealant and instruments for minimally-invasive and off-pump cardiac surgery to $17.0 million and a 10% increase in the revenues from sales of fluid management systems to $32.4 million due to a change in the buying pattern of distributors. These increases were partially offset by a 7% decrease in revenue from sales of surgical closures to $17.6 million resulting from our withdrawal of certain commodity suture lines in Europe during the first half of 2001.

2001 as Compared to 2000

Genzyme General – Therapeutics

The increase in Therapeutics product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was primarily due to continued growth in sales of Cerezyme enzyme for the treatment of Type 1 Gaucher disease.

The steady growth in sales of Cerezyme enzyme for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to our continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure that has continued to increase international sales of this product. Additionally, we continue to market Ceredase enzyme for the treatment of Gaucher disease, although we have successfully converted virtually all Gaucher disease patients to a treatment regimen using Cerezyme enzyme. The growth in European sales of Cerezyme enzyme for the year ended December 31, 2001 was negatively impacted by the strengthening of the U.S. Dollar against the Euro. During the year ended December 31, 2001 as compared to the year ended December 31, 2000 the U.S. Dollar strengthened against the Euro on average by approximately 3%, which negatively impacted sales of Cerezyme enzyme by $5.4 million.

Sales of Cerezyme enzyme were 51% of our total product revenue for the year ended December 31, 2001 as compared to 66% for the year ended December 31, 2000.

Revenue for Thyrogen hormone increased 36% to $18.7 million for the year ended December 31, 2001 as compared to the year ended December 31, 2000 due primarily to increased market penetration. Additionally, Thyrogen hormone was launched in Europe in the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the CPMP of the EMEA. Other therapeutics revenue also increased due to increased sales of Fabrazyme enzyme in Europe.

Genzyme General – Renal

We began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex.

Sales of Renagel phosphate binder were approximately 16% of our total product revenue for the year ended December 31, 2001 as compared to approximately 6% of total product revenue for the year ended December 31, 2000. Sales of Renagel phosphate binder for the year ended December 31, 2001 as compared to December 31, 2000 include sales of capsules and the 800 mg tablet formulation. We launched the tablet formulation in the U.S. during the third quarter of 2000. In the first quarter of 2001, the higher-than-anticipated demand for the 800 mg tablet formulation and certain production constraints resulted in a temporary shortage of this dosage form of Renagel phosphate binder. Patients taking the 800 mg tablets were shifted to an equivalent dose of 400 mg Renagel phosphate binder tablets or 403 mg Renagel phosphate binder capsules while we built an inventory of 800 mg tablets to support our re-launch of this dosage form in June 2001.

Genzyme General – Diagnostic Products

Diagnostic Products revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Also contributing to the increase for the year ending December 31, 2001 as compared to the year ended December 31, 2000 was the addition of sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our June 2001 acquisition of Wyntek. Diagnostic Products revenue also included royalties on product sales by Techne Corporation's biotechnology group.

Genzyme Biosurgery – Orthopaedics

Orthopaedics product revenue increased in 2001 as compared to 2000 primarily due to the sales of Synvisc viscosupplementation product, which we added to the Orthopaedics product category in December 2000 through our acquisition of Biomatrix.

Genzyme Biosurgery – Biosurgical Specialties

The increase in Biosurgical Specialties product revenue in 2001 as compared to 2000 was due primarily to increases in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite. An increase in sales of products sold to original equipment manufacturers and sales generated from Hylaform® biomaterial product and other skin care products, which were added to the Biosurgical Specialties product category in December 2000, also contributed to the overall increase in Biosurgical Specialties product revenue. The increase in sales was partially offset by a decrease in sales of instruments for plastic surgery, due to the sale of our Snowden-Pencer line of surgical instruments during the fourth quarter of 2001.

Genzyme Biosurgery – Cardiothoracic

The decrease in Cardiothoracic product revenue in 2001 as compared to 2000 was due to decreased sales of chest drainage systems resulting from competitive pricing pressures in that market as well as the withdrawal from certain commodity suture lines in Europe during the first half of 2001. The decrease was offset, in part, by the continued growth in sales of minimally invasive cardiac surgery products and the sales revenue from the FocalSeal-L surgical sealant. We added FocalSeal-L surgical sealant to the Cardiothoracic product category in the third quarter of 2000 pursuant to a distribution and marketing agreement with Focal which, prior to our acquisition of Focal in June 2001, provided us with exclusive distribution rights for this product in North America.

Service Revenue

We derive service revenue from four principal sources:

- genetic testing services performed by Genzyme General, which is included in its Other reporting segment;
- Genzyme Biosurgery's Carticel chondrocytes for the treatment of cartilage damage, which is included in its Orthopaedics reporting segment;
- Genzyme Biosurgery's Epicel skin grafts for the treatment of severe burns, which is included in its Biosurgical Specialties reporting segment; and
- Genzyme Molecular Oncology's provision of services of the SAGE™ genomics technology.

(Amounts in thousands, except percentage data)	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Genzyme General – Other	**$ 89,423**	$74,056	$61,161	21%	21%
Genzyme Biosurgery:					
Orthopaedics	**20,253**	18,417	18,229	10%	1%
Biosurgical Specialties	**4,517**	5,197	5,092	(13%)	2%
Total service revenue – Genzyme Biosurgery	**24,770**	23,614	23,321	5%	1%
Genzyme Molecular Oncology	**300**	700	–	(57%)	N/A
Total service revenues	**$114,493**	$98,370	$84,482	16%	16%

2002 as Compared to 2001

The 21% increase in Genzyme General's other service revenue to $89.4 million for the year ended December 31, 2002, as compared to the same period a year ago, is due to increased sales of genetic testing services. This increase was primarily attributable to expanded presence in the prenatal screening market.

Genzyme Biosurgery's Orthopaedics service revenue increased 10% to $20.3 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to a change in the classification of reimbursed expenses from partners from a reduction in operating expenses to service revenue. Excluding the $1.5 million of additional service revenue resulting from the change in classification of reimbursed expenses, Orthopaedics service revenue did not change significantly during 2002 as compared to 2001. Increased sales of Carticel chondrocyte services in the U.S. for 2002 were offset by decreased European sales of the service because we have not been actively seeking new partners or marketing Carticel chondrocytes in Europe since the second quarter of 2001.

The 13% decrease in Genzyme Biosurgery's Biosurgical Specialties service revenue to $4.5 million in 2002 as compared to $5.2 million in 2001 is attributable to decreased sales of Epicel skin grafts, which are used to treat victims of severe burns. Sales of Epicel skin grafts are variable based upon a number of unpredictable factors, including the number of severe burn patients and their survival rate prior to treatment with Epicel skin grafts.

Genzyme Molecular Oncology's service revenue for the years ended December 31, 2002 and 2001 consists of revenues from the provision of services related to the SAGE genomics technology. Genzyme Molecular Oncology provides these services sporadically as customers request them. The focus of its SAGE business remains directed to granting licenses to the technology.

2001 as Compared to 2000

The increase in Genzyme General's service revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was due to increased sales of genetic testing services attributable to our expanded presence in the prenatal market and a broader test menu in oncology.

International Product and Service Revenue

A substantial portion of our revenue was generated outside of the U.S., as described in the following table. Most of this revenue is attributable to sales of Cerezyme enzyme, Renagel phosphate binder and Fabrazyme enzyme. The following table provides information regarding the change in international product and service revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
International product and service revenue	**$523,981**	$445,211	$352,564	18%	26%
% of total product and service revenue	**40%**	37%	39%		

2002 as Compared to 2001

International sales of Cerezyme enzyme increased 11% to $328.7 million for the year ended December 31, 2002 as compared to $297.5 million in the same period a year ago. The increase in international sales of Cerezyme enzyme for the year ended December 31, 2002 as compared to the same period a year ago is primarily due to:

- a 6% increase in international unit sales of Cerezyme enzyme; and
- an approximate 5% increase in the average exchange rate of the Euro, which positively impacted sales of Cerezyme enzyme by $10.6 million.

International sales of Renagel phosphate binder increased 116% to $43.5 million for the year ended December 31, 2002 as compared to $20.1 million for the same period a year ago. The increase in international sales of Renagel phosphate binder for the year ended December 31, 2002 as compared to the same periods a year ago is primarily due to:

- the ongoing launch of Renagel phosphate binder tablets in Europe in 2002; and
- the expansion of the Renagel phosphate binder sales force in Europe.

International sales of Fabrazyme enzyme increased 351% to $26.1 million for the year ended December 31, 2002 as compared to $5.8 million for the same period a year ago. The increase in international sales of Fabrazyme enzyme for the year ended December 31, 2002 as compared to the same period a year ago is primarily due to:

- the fact that 2002 was the first full year of sales of Fabrazyme enzyme;
- the introduction of Fabrazyme enzyme into several new markets in Europe in 2002; and
- our continued program to educate European physicians about Fabry disease and Fabrazyme enzyme.

International product and service revenue as a percent of total product and service revenue increased in the year ended December 31, 2002 as compared to December 31, 2001 due to the overall increase in international product and service sales, an approximate $13.9 million positive impact on sales resulting from an approximate 5% increase in the average exchange rate of the Euro and a 28% or $43.4 million decrease in net Renagel phosphate binder sales in the U.S.

2001 as Compared to 2000

International sales of Cerezyme enzyme increased 10% to $297.5 million in the year ended December 31, 2001 as compared to $270.6 million in the year ended December 31, 2000. Despite an approximate 3% decline in the average exchange rate of the Euro for the year ended December 31, 2001 as compared to the year ended December 31, 2000, international sales of Cerezyme enzyme increased for both periods due primarily to the continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure.

We began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex. International sales of Renagel phosphate binder increased 66% to $20.1 million in the year ended December 31, 2001 as compared to $6.9 million in the year ended December 31, 2000. The increase is attributable to:

- the ongoing launch of Renagel phosphate binder tablets in Europe;
- the introduction of Renagel phosphate binder in Brazil; and
- the expansion of the Renagel phosphate binder sales forces in Europe.

International product and service revenue as a percent of total product and service revenue decreased in the years ended December 31, 2001 and December 31, 2000 due primarily to increased sales of Renagel phosphate binder in the United States.

Research and Development Revenue

We derive research and development revenue primarily from:

- research and development services performed by Genzyme under collaboration agreements allocated to Genzyme General;
- research and development services Genzyme General performed on behalf of GTC; and
- license fees and funded research related to Genzyme Molecular Oncology's programs.

The following table sets forth our research and development revenues on a segment basis:

(Amounts in thousands, except percentage data)	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Genzyme General:					
Therapeutics	**$ 3,181**	$ 5,789	$ 315	(45%)	1,737%
Other	**31**	25	67	24%	(63%)
Eliminations/Adjustments	**2,961**	3,325	913	(11%)	264%
Total research and development revenue – Genzyme General	**6,173**	9,139	1,295	(32%)	606%
Genzyme Biosurgery – Other	**285**	5	23	5,600%	(78%)
Genzyme Molecular Oncology	**8,904**	5,862	5,623	52%	4%
Total research and development revenue	**$15,362**	$15,006	$6,941	2%	116%

Research and development revenue allocated to Genzyme General is related primarily to research and development activities performed by its Therapeutics reporting segment under collaboration agreements. Eliminations/Adjustments includes research and development efforts we conducted on behalf of GTC and amounts related to Genzyme General's research and development activities that we do not specifically allocate to a particular segment of Genzyme General.

Research and development revenue allocated to Genzyme Molecular Oncology is derived from the following sources:

- technology access fees received from Purdue Pharma, L.P. and Kirin Brewery Company, Ltd., which are recognized over the course of associated research programs;
- research performed by Genzyme Molecular Oncology on behalf of Purdue and Kirin; and
- revenue associated with *in vitro* cancer diagnostic assets.

The increase in research and development revenue allocated to Genzyme Molecular Oncology for the year ended December 31, 2002 is the result of the completion of a full year of work under the collaboration agreement with Kirin, which commenced in November 2001, and a planned increase in the amount of research performed on behalf of Purdue, offset in part by a reduction in revenues associated with the cancer diagnostic assets.

MARGINS

(Amounts in thousands, except percentage data)	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Product margin:					
Genzyme General	**$770,930**	$704,556	$527,133	9%	34%
% of total product revenue	**64%**	63%	65%		
Genzyme Biosurgery	**$119,053**	$ 98,273	$ 52,381	21%	88%
% of total product revenue	**10%**	9%	6%		
Total product margin	**$889,983**	$802,829	$579,514	11%	39%
% of total product revenue	**74%**	72%	71%		
Service margin:					
Genzyme General	**$ 37,264**	$ 30,889	$ 23,282	21%	33%
% of total service revenue	**33%**	31%	28%		
Genzyme Biosurgery	**$ 10,473**	$ 10,881	$ 11,023	(4%)	(1%)
% of total service revenue	**9%**	11%	13%		
Genzyme Molecular Oncology	**$ 181**	$ 427	–	(58%)	N/A
% of total service revenue	**0%**	0%	–		
Total service margin	**$ 47,918**	$ 42,197	$ 34,305	14%	23%
% of total service revenue	**42%**	43%	41%		
Total product and service gross margin	**$937,901**	$845,026	$613,819	11%	38%
% of total product and service revenue	**71%**	70%	68%		

2002 as Compared to 2001

Product Margin

Genzyme General

Genzyme General provides a broad range of healthcare products and services. As a result, Genzyme General's gross margin varies significantly based on the category of product or service. Sales of therapeutic products, including Cerezyme enzyme, typically result in higher margins than sales of diagnostic products.

The 9% increase in Genzyme General's overall product margin for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was primarily attributable to a 10% increase in product revenue offset in part by a 10% increase in the cost of products sold. The improved product margin was primarily attributable to an increase in sales of higher margin Therapeutics products such as Cerezyme enzyme, Thyrogen hormone and Fabrazyme enzyme. Driven by the increase in sales in Therapeutics products, product margin for the Therapeutics reporting segment increased 15% for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

Product margin for the Renal reporting segment was flat for the year ended December 31, 2002 as compared to the year ended December 31, 2001. This was primarily due to the fact that the year over year decline in sales of Renagel phosphate binder was offset by a corresponding decline in production costs. The decline in sales of Renagel phosphate binder was impacted by several factors including a reduction in wholesaler inventory levels of approximately $30 million based on our management's estimate of end-user demand. The decline in production costs for Renagel phosphate binder was primarily due to lower raw material costs based on volume purchases. In addition, cost of products sold for Renagel phosphate binder for the year ended December 31, 2001 includes $8.2 million of charges incurred in the first half of 2001 relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex, for which there are no comparable amounts in the year ended December 31, 2002.

Product margin for Diagnostic Products decreased 5% for the year ended December 31, 2002 as compared to the year ended December 31, 2001 resulting from the increase in the cost of Diagnostic Products sold for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The increase in cost of Diagnostic Products sold was partially attributable to a charge of $2.8 million recorded in 2002 for the planned closure of a Diagnostic Products manufacturing facility in San Carlos, California.

We expect that in the future Genzyme General's product margin as a percentage of product revenue will trend slightly lower, primarily due to lower margins normally attributable to Renagel phosphate binder and a product mix shift as sales of Diagnostic Products continue to increase.

Genzyme Biosurgery

Genzyme Biosurgery sells or provides a broad range of healthcare products and services. As a result, Genzyme Biosurgery's gross margins may vary significantly depending on the market conditions of each product or service.

The 21% increase in product margin and the increase in product margin as a percentage of product revenue for 2002 as compared to 2001 was primarily attributable to an increase in product revenue of $3.5 million and a decrease in cost of products sold of $17.3 million. Costs of products sold in 2001 includes $11.3 million of costs related to our December 18, 2000 acquisition of Biomatrix, for which there are no comparable amounts in 2002. As part of the Biomatrix acquisition, we adjusted the acquired inventory to fair value, resulting in an increase of $11.3 million. In June 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock not previously acquired. As part of the Focal acquisition, we adjusted the acquired inventory to fair value and amortized the adjustment to cost of products sold as the acquired inventory was sold, of which $2.4 million was amortized in 2002 and $1.4 million was amortized in 2001. Excluding the adjustments described above, product margin increased 9% in 2002 to $121.4 million as compared to 2001 as a result of an increase in sales of Synvisc viscosupplementation product, a higher margin product, and to a general reduction in unit costs for Seprafilm bioresorbable membrane in 2002.

Service Margin

Genzyme General

Service margin for the year ended December 31, 2002 as compared to the year ended December 31, 2001 continued to increase, primarily as a result of increased sales of our molecular genetics (DNA) and cancer testing services. Service margin as a percentage of service revenue for the year ended December 31, 2002 as compared to for the year ended December 31, 2001, remained flat. This was attributable to a 21% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu serving the oncology market, offset by a 21% increase in the cost of services sold for the same period.

Genzyme Biosurgery

Service margin for services allocated to Genzyme Biosurgery decreased 4% for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to a 13% decrease in sales of Epicel skin grafts to $4.5 million and to a 12% increase in cost of services sold to $14.3 million.

2001 as Compared to 2000

Product Margin

Product margin for the year ended December 31, 2001 as compared to the year ended December 31, 2000 increased primarily as a result of increased sales of Renagel phosphate binder, Cerezyme enzyme, Synvisc viscosupplementation product and point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek. The increase for the year ended December 31, 2001 was partially offset by charges to cost of products sold of $8.2 million relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex.

The increase in product margin as a percentage of product revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was attributable to a 37% increase in product revenue, driven primarily by increased sales of Cerezyme enzyme, Renagel phosphate binder and sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek, partially offset by a 32% increase in the cost of products sold for the same period.

Service Margin

Service margin for the year ended December 31, 2001 as compared to the year ended December 31, 2000 continued to increase, both in absolute numbers and as a percentage of total service revenue, primarily as a result of increased sales of our molecular genetics (DNA) and cancer testing services. The increase in service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was attributable to a 16% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu serving the oncology market, partially offset by a 12% increase in the cost of services sold for the same period.

Operating Expenses

2002 as Compared to 2001

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 3% to $438.0 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 despite the inclusion of $43.1 million of additional charges for the year ending December 31, 2001 for which there are no comparable amounts in the year ended December 31, 2002. Selling, general and administrative expenses for the year ended December 31, 2001 includes:

- charges of $27.0 million resulting from Pharming Group's August 2001 decision to file for and operate under a court supervised receivership;
- $9.1 million of costs attributable to the sale of our former Snowden-Pencer line of surgical instruments and to efforts within Genzyme Biosurgery to streamline and consolidate selling activities in 2002; and
- $5.5 million of costs associated with the consolidation of Genzyme Biosurgery's European operations.

In addition to the $43.1 million of charges discussed above that were recorded in the year ended December 31, 2001, selling, general and administrative expenses also increased by $56.5 million or 15% for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to:

- a $41.8 million increase in selling and marketing costs for Renagel phosphate binder;
- a $19.2 million increase in selling, general and administrative costs for Therapeutics products, of which $11.7 million is attributable to an increase in expenditures related to our increased market penetration for Fabrazyme enzyme in Europe; $4.9 million is attributable to an increase in expenditures to support increased sales of Cerezyme enzyme; and $2.5 million is attributable to a charge recorded in September 2002 to write down accounts receivable for Cerezyme enzyme in Argentina;
- a $4.9 million increase in selling and marketing costs for Diagnostic Products, of which $2.5 million is attributable to a full year of operations of Wyntek which we acquired in June 2001;
- a $5.7 million charge attributable to an increase in legal costs related to ongoing regulatory matters and intellectual property disputes; and
- a $2.6 million charge for severance costs related to Genzyme Biosurgery's cardiothoracic business for which there were no comparable amounts in the year ended December 31, 2001.

The increases in selling, general and administrative expenses were offset in part by a net decrease of approximately $17.6 million attributable to administrative activities that we do not specifically allocate to a particular segment of Genzyme General. In addition, in December 2002, we determined that we have sufficient quantities on hand to fulfill our legal obligation to supply the remaining three patients in the clinical trial for human transgenic alpha-glucosidase with the transgenic product until they are transitioned to a CHO-cell product. As a result, we revised our estimated cost of this legal obligation and reversed $5.5 million of amounts in excess of requirements to selling, general and administrative expense for our Therapeutics reporting segment in December 2002.

- At December 31, 2002, $2.6 million remained in the reserve for our contractual obligation to provide transgenic product as follows (amounts in thousands):
-

Initial commitment to fund the operations of the transgenic program	$16,807
Payments in 2001	(2,683)
Balance at December 31, 2001	14,124
Payments in 2002	(6,031)
Revision of estimate	(5,497)
Balance at December 31, 2002	$ 2,596

Research and Development Expenses

Research and development expenses increased 17% to $308.5 million for the year ended December 31, 2002 as compared to the same period a year ago. The increase was primarily due to an increase of $45.5 million in spending for Therapeutics products, of which:

- $34.1 million is primarily attributable to an increase in spending related to our Pompe development programs, as described below, and includes the addition of spending related to our acquisition of Novazyme;
- $10.6 million related to an increase in spending on Therapeutics research initiatives;
- $1.9 million related to Genzyme General's program to further develop Fabrazyme enzyme for the treatment of Fabry disease; and
- $1.9 million related to increased spending related to the further development of Cerezyme enzyme.

The increases to Therapeutics products research and development expenses, which also include additional spending on the continued development of the tolevamer toxin binder, oral iron chelator, oral mucositis and anti-obesity programs, were offset by a net decrease of $3.0 million on the combined research and development spending of all other Therapeutics products.

Also contributing to the 17% increase in research and development expenses for the year ended December 31, 2002 as compared to the same period a year ago were:

- a $4.6 million increase in the cost of post-marketing clinical development efforts for Renagel phosphate binder;
- a $1.4 million increase in spending for Diagnostic Products, of which $0.9 million is attributable to our acquisition of Wyntek;
- a $2.8 million increase in spending on the Genzyme Biosurgery's orthopaedics development programs, particularly other indications for Synvisc viscosupplementation product; and
- a $2.1 million increase in expenses for the Biosurgical Specialties development programs, particularly Genzyme Biosurgery's work with Hylaform biomaterial product. The terms of the existing contract with Inamed Corporation, Genzyme Biosurgery's distributor of Hylaform biomaterial product were revised in 2002 to allow for increased participation by Inamed in research and development activities and to provide Genzyme Biosurgery with cost reimbursement upon the achievement of product development milestones. The upfront fee and milestone payments under this agreement will be recognized in accordance with our revenue recognition policy for such payments.

The increases to research and development expenses were offset by a net decrease of $9.4 million attributable to research and development activities that we do not specifically allocate to a particular segment of Genzyme General.

Included in research and development expenses for the year ended December 31, 2002 are expenses associated with a comparison study of our enzyme programs for treatment of Pompe disease that we concluded during the first quarter of 2002. The enzyme programs included:

- the transgenic enzyme developed by our joint venture with Pharming Group;
- Myozyme™ enzyme;
- the CHO enzyme licensed from Synpac (North Carolina), Inc. in 2000; and
- an enzyme produced using technology we obtained in the Novazyme acquisition in 2001.

The analysis of the data from that study indicated that our internally developed CHO-cell product offers the clearest and most efficient pathway to commercialization based on both clinical and manufacturing considerations. As a result of this analysis we:

- have cancelled our manufacturing contract for the clinical development of the CHO therapy licensed from Synpac while recording a charge of $8.8 million to research and development in the first quarter of 2002 to reflect bulk product purchases and contract cancellation charges;
- will continue to supply the CHO therapy licensed from Synpac to patients participating in the extensions of clinical trials until they can be transitioned to the internally developed Myozyme enzyme; and
- will proceed with the pre-clinical development of an enzyme produced using technology we obtained through the acquisition of Novazyme as a potential next-generation therapy for Pompe disease and utilize Novazyme's engineering technologies to develop improved second-generation versions of our marketed products and optimal products for the treatment of other LSDs.

Research and development expenses for the year ended December 31, 2002 include a charge of $2.0 million we recorded in the first quarter of 2002 representing the restructuring of Genzyme General's facilities in New Jersey and Oklahoma that were acquired in connection with our acquisition of Novazyme.

2001 as Compared to 2000

Selling, General and Administrative Expenses

The increase in selling, general and administrative expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily related to:

- increased staffing to support the growth in several of our product lines;
- increased expenditures to support the increased sales of Cerezyme enzyme, drive the growth in sales of Renagel phosphate binder and Thyrogen hormone, and support the launch of Fabrazyme enzyme in Europe;
- expenses associated with the consolidation of Genzyme Biosurgery's European operations;
- increased patent litigation costs; and
- the addition of expenses from GelTex, Biomatrix, Wyntek, Focal and Novazyme.

Selling, general and administrative expenses for the year ended December 31, 2001 included $27.0 million of charges resulting from Pharming Group's receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group and a charge of $16.8 million representing our commitment to fund all of the operations of the joint venture, which in turn was legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine patients currently enrolled in the clinical trial for this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August 2001 and have assumed full operational and financial responsibility for the development of the CHO-cell product. Pharming/Genzyme LLC, the vehicle for our joint venture with Pharming Group covering a transgenic product for Pompe disease, continues to exist, however, we do not intend to commercialize this product.

Research and Development Expenses

The increase in research and development expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily attributable to:

- the cost of post-marketing clinical development efforts for Renagel phosphate binder, which was included in equity in net loss of unconsolidated affiliates before we acquired GelTex;
- the addition of spending on the tolevamer toxin binder, DENSPM, iron chelation, oral mucositis, anti-obesity, and GT102-279 programs arising as a result of our acquisition of GelTex;
- increased spending on our program to develop Fabrazyme enzyme for the treatment of Fabry disease;
- the addition of spending on the research and development of Synvisc viscosupplementation product as a result of our acquisition of Biomatrix;
- the addition of spending on FocalSeal-L surgical sealant through our acquisition of Focal;
- increased spending on our orthopaedic and biosurgical specialties development programs; and
- increased spending on other internal programs.

Research and development expenses for the year ended December 31, 2001, reflect a charge of $4.7 million, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we determined in 2001 was uncollectible.

In connection with our acquisition of GelTex in December 2000, we converted options to purchase shares of GelTex common stock into options to purchase shares of Genzyme General Stock. In accordance with Financial Accounting Standards Board, commonly referred to as the FASB, Interpretation No., or FIN 44 "Accounting for Certain Transactions involving Stock Compensation – an interpretation of Accounting Principles Board, or APB, Opinion No. 25", at the date of acquisition we allocated the intrinsic value for the unvested portion of these options of $10.2 million to deferred compensation, a component of stockholders' equity. This amount was amortized to operating expense over the vesting period of one year from the date of acquisition. We allocated the expense to the appropriate expense categories of our statements of operations based on the functional responsibility of each employee or option holder. For the year ended December 31, 2001, we recorded $9.7 million of compensation expense related to these options, of which $7.9 million was charged to research and development expense and $1.8 million was charged to selling, general and administrative expense. For the year ended December 31, 2000, we recorded $0.5 million of compensation expense related to these options, of which $0.4 million was charged to research and development expense and $0.1 million was charged to selling, general and administrative expense. The deferred compensation was fully amortized by December 31, 2001.

In connection with our acquisition of Novazyme in September 2001, we converted options, warrants and rights to purchase shares of Novazyme common stock into options, warrants and rights to purchase shares of Genzyme General Stock. In accordance with FIN 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation. We are amortizing this amount to operating expense over the remaining vesting period of 22 months from the date of acquisition. We are allocating the expense to the appropriate

expense categories of our consolidated statements of operations based on the functional responsibility of each option holder. For the year ended December 31, 2001, we recorded $0.4 million of compensation expense related to these options, of which $0.2 million was charged to selling, general and administrative expenses and $0.2 million was charged to research and development expense.

Amortization of Intangibles

Amortization of intangibles expense decreased 42% to $70.3 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to our adoption of SFAS No. 142 in January 2002. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. In accordance with the provisions of SFAS No. 142, we ceased amortizing goodwill as of January 1, 2002. The following tables present the impact SFAS No. 142 would have had on our amortization of intangibles expense had the standard been in effect for the years ended December 31, 2001 and 2000 (amounts in thousands):

	Year Ended December 31, 2001			Year Ended December 31, 2000		
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$121,124	$(52,541)	$68,583	$22,974	$(12,259)	$10,715

The increase in amortization of intangibles for the year ended December 31, 2001, is primarily attributable to intangible assets acquired in connection with our acquisitions of:

- GelTex and Biomatrix in December 2000;
- the GDP Class A limited partnership interests in January 2001;
- Focal and Wyntek in June 2001;
- the GDP Class B limited partnership interests in August 2001; and
- Novazyme in September 2001.

Purchase of In-Process Research and Development

Myosix

In July 2002, we entered into a collaboration with Myosix, a privately-held French biotechnology company, for the development and commercialization of a certain autologous cell culture technology, which we refer to as the Myosix Technology. We acquired 49% of the common stock of Myosix in exchange for 625,977 shares of Biosurgery Stock. The entire initial acquisition cost of $1.9 million, of which $1.6 million represents the fair market value of the shares of Biosurgery Stock exchanged and $0.3 million represents acquisition costs, was allocated to IPR&D and charged to expense in our consolidated statement of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002. We allocated this charge and our ownership interest in Myosix to Genzyme Biosurgery.

The sublicense that we obtained from Myosix grants us use of the Myosix Technology for the treatment of congestive heart failure. Phase 2 clinical trials commenced in the fourth quarter of 2002, and FDA approval is projected for 2009. As of December 31, 2002, the Myosix Technology has not achieved technological feasibility for any application and will require significant future development before an application can be completed.

Pursuant to the terms of our various collaboration agreements with Myosix, we have sole responsibility for the cost, management, control and conduct of product development and commercialization, though we have entered into an agreement with Assistance Publique Hospitaux de Paris (Public Welfare Hospital of Paris), which we refer to as AP-HP, that obligates AP-HP to bear a portion of the costs associated with Phase 2 clinical trials. Myosix will act as a sub-contractor to us for these activities. We currently have the right to designate all of the members of Myosix's Board of Directors and, so long as we own at least 34% of Myosix, its Chief Executive Officer. We can acquire the remaining shares of Myosix common stock upon achievement of certain milestones during the development and commercialization of products based on the Myosix Technology. Effective July 29, 2002, because of our ownership interest in and level of control of Myosix, we consolidate the results of Myosix.

Novazyme

In September 2001, in connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we allocated to IPR&D and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. We recorded this amount as a charge to expense in our consolidated statement of operations and the com-

bined statements of operations of Genzyme General for the year ended December 31, 2001.

Our management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets.

The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. As of December 31, 2002, we estimate that it will take approximately six to eight years and an investment of approximately $100 million to $125 million to complete the development of, obtain approval for and commercialize the first product based on this technology platform.

Wyntek

In June 2001, in connection with our acquisition of Wyntek, we allocated approximately $8.8 million of the purchase price to IPR&D. We recorded this amount as a charge to expense in our consolidated statements of operations and the combined statements of operations of Genzyme General for the year ended December 31, 2001. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which is consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible.

Wyntek currently is developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The intended use of the device is to read reaction strips at the patient's bedside or in an emergency room setting. In September 2002, we filed a 510(k) submission with the FDA for Wyntek's cardiovascular product. We expect to commercialize this product in early 2004.

GelTex

In December 2000, in connection with the acquisition of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D, which Genzyme General recorded as a charge to expense in our consolidated statements of operations and the combined statements of operations of Genzyme General for the year ended December 31, 2000. As of December 31, 2002, the technological feasibility of the projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Below is a brief description of the GelTex IPR&D projects, including an estimation of when our management believes Genzyme General may realize revenues from the sales of these products for their respective indications:

Program	Program Description or Indication	Development Status at December 31, 2002	Value at Acquisition Date (in millions)	Estimated Cost to Complete at December 31, 2002 (in millions)	Year of Expected Product Launch
Renagel phosphate binder	Next stage non-absorbed polymer phosphate binder for the treatment of hyperphospatemia	• Clinical studies scheduled for completion in 2004 and 2005	$19.7	$10.9	2005
Tolevamer toxin binder	C.*difficile* associated diarrhea	• Phase 2 trials expected to be completed in 2003	37.4	50.0	2007
GT56-252 Oral Iron Chelator	Iron overload disease	• Phase 1 trial ongoing	15.7	35.0	2007
GT316-235 Fat absorption inhibitor	Anti-obesity	• Expected to file an IND in 2004	17.8	60.0	2010
Polymer	Oral mucositis	• Expected to file an IND in 2004	17.8	38.0	2008
DENSPM	Psoriasis	• Program cancelled during 2001; no further development planned	3.4	N/A	N/A
GT102-279	Second generation lipid-lowering compound	• Program cancelled during 2001; no further development planned	6.2	N/A	N/A
		Total:	$118.0	$193.9	

Biomatrix

In connection with our acquisition of Biomatrix, we allocated approximately $82.1 million to IPR&D, which Genzyme Biosurgery recorded as a charge to expense in its combined statements of operations for the year ended December 31, 2000. As of December 31, 2002, the technological feasibility of the Biomatrix IPR&D projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Below is a brief description of the Biomatrix IPR&D projects, including an estimation of when our management believes we may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status at December 31, 2002	Value at Acquisition Date (in millions)	Estimated Cost to Complete at December 31, 2002 (in millions)	Year of Expected Product Launch
Viscosupplementation	Use of elastoviscous solutions and viscoelastic gels in disease conditions to supplement tissues and body fluids, alleviating pain and restoring normal function.	• Preclinical for hip indications in U.S. • Preclinical for knee indications • Preclinical for other joints • Product launched for hip indications in Europe in September 2002	$33.8	$24.9	2002 to 2008
Visco-augmentation and Visco-separation (adhesion prevention)	Use of viscoelastic gels to provide scaffolding for tissue regeneration and to separate tissues and decrease formation of adhesions and excessive scars after surgery.	• Preclinical – gynecological and pelvic indications • Clinical trials – pivotal safety and efficacy study ongoing in U.S. for Hylaform biomaterials	48.3	4.7	2003 to 2006
		• Phase 2 – spine indications; program cancelled during 2002; no further development planned	N/A		N/A
		Total:	$82.1	$29.6	

Except for our viscosupplementation product for the hip launched in Europe in 2002, substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once research is completed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Charge for Impaired Assets

During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts, which we allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been reallocated as a capitalized cost of that facility.

In 1997, we temporarily suspended bulk production of HA at our bulk HA manufacturing facility in Haverhill, England because we determined that we had sufficient quantities of HA on hand to meet the demand for our Sepra products for the near term. In the first quarter of 2002, we began a capital expansion program to build HA manufacturing capacity at one of our existing manufacturing facilities in Framingham, Massachusetts. During the third quarter of 2002, we determined that we had sufficient inventory levels to meet demand until the Framingham facility is completed and validated, which is estimated to be within one year. In connection with this assessment we concluded that we no longer require the manufacturing capacity at the HA plant in England and we recorded an impairment charge of approximately $9.0 million to write off the assets at the England facility. This charge resulted in an increase of $9.0 million in the long-term portion of the amount due from Genzyme Biosurgery to Genzyme General at December 31, 2002.

In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in England. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

OTHER INCOME AND EXPENSES

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Equity in net loss of unconsolidated affiliates	**$(16,858)**	$(35,681)	$(44,965)	(53%)	(21%)
Gain on affiliate sale of stock	**–**	212	22,689	(100%)	(99%)
Gain (loss) on investments in equity securities	**(14,497)**	(25,996)	15,873	(44%)	(264%)
Minority interest in net loss of subsidiary	**–**	2,259	4,625	(100%)	(51%)
Loss on sale of product line	**–**	(24,999)	–	(100%)	N/A
Other	**40**	(2,205)	5,188	(102%)	(143%)
Investment income	**51,038**	50,504	45,593	1%	11%
Interest expense	**(27,152)**	(37,133)	(15,710)	(27%)	136%
Total other income (expense), net	**$ (7,429)**	$(73,039)	$ 33,293	(90%)	(319%)

2002 as Compared to 2001

Equity in Net Loss of Unconsolidated Affiliates

We record the results of the following joint ventures, all of which are allocated to Genzyme General, in equity in net loss of unconsolidated affiliates:

Joint Venture	Partner	Effective Date	Product/Indication
RenaGel LLC [1]	GelTex	June 1997	Renagel phosphate binder for the reduction of serum phosphorus in patients with end-stage renal disease
BioMarin/ Genzyme LLC	BioMarin Pharmaceutical Inc.	September 1998	Aldurazyme enzyme for the treatment of mucopolysaccharidosis-1
Pharming/ Genzyme LLC [2]	Pharming Group, N.V.	October 1998	Human alpha-glucosidase for the treatment of Pompe disease (transgenic product)
Genzyme/ Pharming Alliance LLC [2]	Pharming Group, N.V.	June 2000	Human alpha-glucosidase for the treatment of Pompe disease (produced using CHO cells)
Diacrin/ Genzyme LLC [3]	Diacrin, Inc.	October 1996	Products using porcine fetal cells for the treatment of Parkinson's and Huntington's diseases

(1) *We acquired GelTex and the remaining 50% interest in RenaGel LLC in December 2000. RenaGel LLC was merged into GelTex effective October 1, 2001.*

(2) *In August 2001, Pharming Group and certain of its affiliates filed for court-supervised receivership. We thereafter committed to fund all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenic human alpha-glucosidase to the patients who were enrolled in the clinical trial of the product until they could be transitioned to a CHO-cell derived product. We also acquired the manufacturing facility in Geel, Belgium that was operated by Pharming Group's subsidiary Pharming N.V. as part of our effort to ensure the continued supply of the transgenic product to these patients. Also in August 2001, we terminated our strategic alliance agreement with Pharming Group and certain of its affiliates for the development of a CHO-cell derived product for Pompe disease due to Pharming Group's failure to make funding payments, and thereby assumed full operational and financial responsibility for the development of the CHO-cell derived product and Genzyme/Pharming Alliance LLC, which became our wholly-owned subsidiary. In August 2002, we finalized settlement arrangements with Pharming Group and certain of its affiliates related to the Pompe programs. As part of the settlement arrangements, Pharming Group and certain of its affiliates assigned or exclusively licensed to us their intellectual property related to Pompe disease and transferred their interest in Pharming/Genzyme LLC to us. Pharming/Genzyme LLC is now our wholly-owned subsidiary. Pharming Group and certain of its affiliates came out of receivership later in 2002, but are no longer involved in the Pompe program.*

(3) *The joint venture is no longer actively developing these products.*

The following table presents our equity in net loss of unconsolidated affiliates by entity and the total losses of our unconsolidated affiliates for the periods presented:

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	Our Portion of the Net Losses from Our Unconsolidated Affiliates		Total Losses of Our Unconsolidated Affiliates	
	2002	2001	**2002**	2001
BioMarin/Genzyme LLC	**$(14.5)**	$(18.5)	**$(29.6)**	$(36.9)
Diacrin/Genzyme LLC	**(0.5)**	(2.3)	**(0.7)**	(3.1)
GTC	**(1.9)**	(4.3)	**(24.3)**	(16.6)
Pharming/Genzyme LLC	**-**	(2.9)	**-**	(5.8)
Genzyme/Pharming Alliance LLC	**-**	(6.5)	**-**	(13.0)
Focal, Inc.	**-**	(1.3)	**-**	(6.0)
Other	**-**	0.1	**-**	0.3
Totals	**$(16.9)**	$(35.7)	**$(54.6)**	$(81.1)

We record in equity in net loss of unconsolidated affiliates our portion of the results of our joint ventures with BioMarin Pharmaceutical Inc., Pharming Group and Diacrin, Inc. and, through May 31, 2002, our portion of the losses of GTC.

Our equity in net loss of unconsolidated affiliates decreased 53% to $16.9 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily as the result of the August 2001 termination of our strategic alliance with Pharming for the development of a CHO-cell derived product for the treatment of Pompe disease. As a result of the termination of the strategic alliance, we recorded 100% of the losses of Genzyme/ Pharming Alliance LLC from August 23, 2001 through December 31, 2001. In addition, in August 2001, we became responsible for funding all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenically-derived alpha-glucosidase until the patients currently enrolled in the clinical trial of the product can be transitioned to a CHO-cell product. Our share of losses for both of our joint ventures with Pharming was $9.4 million for the year ended December 31, 2001, for which

there are no comparable amounts in the year ended December 31, 2002.

The decrease in equity in net loss of unconsolidated affiliates for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was also attributable to:

- a $4.0 million decrease in net losses from our joint venture with BioMarin, our partner for the development of Aldurazyme enzyme, as a result of the completion of clinical trials during 2001 and early 2002 and the joint venture devoting substantial efforts to the manufacturing of inventory during 2002. This decrease was offset by $7.2 million of charges recorded by the joint venture during the quarter ended December 31, 2002 to write off certain production runs during the scale up of Aldurazyme enzyme manufacturing, of which our 50% portion of these costs $(3.6 million) are reflected in equity in net loss of unconsolidated affiliates;
- a $1.8 million decrease in net losses from our joint venture with Diacrin; and
- a $2.4 million decrease in net losses in our equity position in GTC.

On April 4, 2002, GTC purchased approximately 2.8 million shares of GTC common stock that were held by us and allocated to Genzyme General for an aggregate consideration of approximately $9.6 million. We received approximately $4.8 million in cash and a promissory note for the remaining amount of approximately $4.8 million, which we have recorded as a note receivable-related party in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2002. The shares of GTC common stock were valued at $3.385 per share in this transaction, using the simple average of the high and low transaction prices quoted on the Nasdaq National Market on April 1, 2002. We have committed to a 24-month lock-up provision on the remaining 4.9 million shares of GTC common stock held by us and allocated to Genzyme General, which is approximately 18% of the shares of GTC common stock outstanding as of December 31, 2002. We accounted for our investment in GTC under the equity method of accounting until May 31, 2002, at which point we ceased to have significant influence over GTC. We began accounting for our investment in GTC under the cost method of accounting in June 2002.

Because of the 24-month lock-up provision, the remaining 4.9 million shares of GTC common stock held by us do not qualify as marketable securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". As a result, we carry the investment on our consolidated balance sheet and the combined balance sheet of Genzyme General at cost, subject to review for impairment. See "Gain (Loss) on Investments in Equity Securities" below.

In January 2001, Focal exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated our investment in Focal to Genzyme Biosurgery. Genzyme Biosurgery recorded in equity in net loss of unconsolidated affiliate its portion of the results of Focal. On June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Genzyme Biosurgery's equity in net loss of unconsolidated affiliate decreased in 2002 when compared to 2001 because Genzyme Biosurgery began accounting for Focal as a wholly-owned subsidiary when the remaining outstanding shares were purchased.

Gain (Loss) on Investments in Equity Securities

We review the carrying value of each of our investments in equity securities on a quarterly basis for impairment. Because we have assessed the decline in the market price of each of our investments in equity securities to be other than temporary, we recorded impairment charges for the years ended December 31, 2002 and 2001.

In December 2002, we recorded and allocated to Genzyme General the following impairment charges because we considered the decline in value of these investments to be other than temporary:

- $9.2 million in connection with our investment in the common stock of GTC;
- $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group;
- $2.0 million in connection with our investment in the common stock of Dyax; and
- $0.8 million in connection with our investment in the common stock of Targeted Genetics.

Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. At December 31, 2002, our stockholders' equity includes unrealized losses of approximately $10.0 million, related to the other strategic investments in equity securities allocated to Genzyme General. We believe that these losses are temporary.

Partially offsetting these impairment charges, we recorded and allocated to Genzyme General net realized gains of $0.9 million on the sale of investments in equity securities for the year ended December 31, 2002.

In 2001, we recorded the following impairment charges related to investments in equity securities because we considered the decline in value of these investments to be other than temporary:

- in the quarter ended September 2001, we recorded and allocated to Genzyme General charges of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics.
- in the quarter ended September 2001, we recorded and allocated to Genzyme General a charge of $8.5 million, representing an at-cost write-off of our investment in Pharming common stock. In August 2001, Pharming Group filed for receivership in order to seek protection from its creditors; and
- in the quarter ended June 30, 2001, we recorded and allocated to Genzyme General a charge of $1.2 million to reflect the fair market value of our investment in Aronex at June 30, 2001. In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held.

Minority Interest in Net Loss of Subsidiary

As a result of our combined direct (until July 2001) and indirect interest in ATIII LLC, our joint venture with GTC, we had consolidated the results of the joint venture and recorded GTC's portion of the losses of that joint venture as minority interest. ATIII LLC was a joint venture we formed with GTC for the development and commercialization of recombinant human antithrombin III or ATIII. In July 2001, we transferred our 50% ownership interest in ATIII LLC to GTC and stopped recording minority interest.

Investment Income

Our investment income increased 1% to $51.0 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily due to higher average cash balances, partially offset by a decrease in interest rates. The higher cash balances resulted primarily from our May 2001 private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021. Net proceeds from the offering were approximately $562.1 million. We allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We expect our current level of investment return and investment income to decline in 2003 due primarily to lower interest rates.

Interest Expense

Interest expense decreased 27% to $27.2 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily due to:

- the decrease in the interest rates used to calculate the commitment fees on our unused portion of our revolving credit facility;
- the June 2001 redemption of our $250.0 million in principal 5¼% convertible subordinated notes that were originally due in 2005 for which there is no comparable interest expense in 2002; and
- the May 2001 repayment of the $150.0 million we had drawn under our revolving credit facility, for which there is no comparable interest expense in 2002.

This decrease was partially offset by the May 2001 private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021 for which there is a full year of interest expense in 2002. We expect that our 2003 interest expense associated with our outstanding 3% convertible subordinated debentures, revolving credit facility, and other debt and notes payable will be at amounts comparable to 2002.

2001 As Compared to 2000

Equity in Net Loss of Unconsolidated Affiliates

The following table presents our equity in net loss of unconsolidated affiliate by entity and the total losses of our unconsolidated affiliates for the periods presented:

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	Our Portion of the Net Losses from Our Unconsolidated Affiliates		Total Losses of Our Unconsolidated Affiliates	
	2001	2000	2001	2000
BioMarin/Genzyme LLC	$(18.5)	$(12.6)	$(36.9)	$(25.3)
Diacrin/Genzyme LLC	(2.3)	(6.2)	(3.1)	(8.2)
GTC	(4.3)	(2.1)	(16.6)	(13.1)
RenaGel LLC	–	(15.9)	–	(10.7)
Pharming/Genzyme LLC	(2.9)	(6.6)	(5.8)	(13.3)
Genzyme/Pharming Alliance LLC	(6.5)	(1.5)	(13.0)	(2.9)
Focal, Inc.	(1.3)	–	(6.0)	–
Other	0.1	(0.1)	0.3	(0.1)
Totals	$(35.7)	$(45.0)	$(81.1)	$(73.6)

We record in equity in net loss of unconsolidated affiliates our portion of the results of its joint ventures with BioMarin, Pharming Group and Diacrin, Focal and GTC.

Prior to our acquisition of GelTex in December 2000, we included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. Included in the year ended December 31, 2000 are losses from RenaGel LLC, in which we and GelTex each owned a 50% interest. We acquired GelTex, including its 50% interest in RenaGel LLC, in December 2000. We have consolidated the results of RenaGel LLC in Genzyme General's combined financial statements from the date of acquisition. RenaGel LLC was merged into GelTex effective October 1, 2001. Prior to our acquisition of GelTex's 50% interest in RenaGel LLC, we had included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. Genzyme General's equity in the net losses of RenaGel LLC was $15.9 million in the year ended December 31, 2000.

Excluding the losses of RenaGel LLC for the year ended December 31, 2000, Genzyme General's equity in net loss of unconsolidated affiliates for the year ended December 31, 2001 as compared to December 31, 2000 increased primarily as a result of:

- increased losses from our joint venture with BioMarin;
- increased losses from our joint venture with Pharming Group for the CHO-cell product for Pompe disease; and
- increased losses in our equity position in GTC.

The increased losses were offset in part by decreased losses from our joint venture with Diacrin. Also included in the year ended December 31, 2001 are losses from Genzyme/Pharming Alliance LLC, which was our joint venture with Pharming Group for the development of a CHO-cell derived product for the treatment of Pompe disease. We terminated our strategic alliance agreement with Pharming covering this joint venture in August 2001. As a result, we have recorded 100% of the losses of Genzyme/ Pharming Alliance LLC since August 23, 2001.

Gain on Affiliate Sale of Stock

In accordance with our policy pertaining to affiliate sales of stock we recorded the following due to the issuance by GTC, an unconsolidated affiliate, of additional shares of GTC common stock:

- a gain of $0.2 million in 2001; and
- gains of $22.7 million, and a net deferred tax expense of $3.9 million (net of a $3.4 million credit for the reversal of a valuation allowance on a deferred tax asset) in 2000.

Our ownership interest in GTC was approximately 26% as of December 31, 2001 and 2000.

Gain (Loss) on Investments in Equity Securities

We recorded and allocated to Genzyme General the following impairment charges on investments in equity securities for the year ended December 31, 2001 because we considered the decline in the value of these investments to be other than temporary:

- charges of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics. Given the significance and duration of the declines as of the end of the year, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.
- a charge of $8.5 million, representing an at cost write-off of our investment in Pharming Group common stock. In August 2001, Pharming Group announced that it would file for receivership in order to seek protection from its creditors.
- a charge of $1.2 million to reflect the fair market value of our investment in Aronex at June 30, 2001. In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held.

We recorded and allocated to Genzyme General the following gains on investments in equity securities for the year ended December 31, 2000:

- a gain of $5.5 million upon the sale of a portion of our investment in GTC common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, we recorded and allocated to Genzyme General gains of $10.9 million and $1.3 million, respectively, upon additional sales of portions of our investment in Genzyme Transgenics common stock.
- a gain of $7.6 million to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock.

Minority Interest in Net Loss of Subsidiary

In July 2001, we transferred our 50% ownership interest in ATIII LLC to GTC and stopped recording GTC's portion of the losses of that joint venture as minority interest. Minority interest increased for the

year ended December 31, 2001 due to a change in the funding agreement for the joint venture in March 2001, retroactive to January 1, 2001, which increased GTC's portion of the losses incurred by ATIII LLC to 50% until July 2001 and 100% thereafter as compared to 26% for the same period a year ago. In 2000, ATIII LLC had losses of $14.8 million, of which GTC portion was $4.6 million.

Loss on Sale of Product Line

In November 2001, we sold our Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with the Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale in 2001.

There were no product line sales transacted during the year ended December 31, 2000.

Other

In December 2000, we recorded a $2.1 million charge in connection with our uncertainty in collecting a note receivable that we issued in May 1999 to a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's NDA for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

In April 2000, we received net proceeds of approximately $5.2 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme.

Investment Income

The increase in investment income for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was primarily attributable to higher average cash and investment balances. The increase in cash balances was partially attributable to our completion of the private placement of $575.0 million in principal of 3% convertible subordinated debentures in May 2001. Net proceeds from the offering were approximately $562.1 million. We allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General.

Interest Expense

The increase in interest expense for the year ended December 31, 2001 as compared to the year ended December 31, 2000 is primarily the result of additional interest expense resulting from the $350.0 million of debt drawn on our revolving credit facility in December 2000 as part of the financing of the acquisitions of GelTex and Biomatrix, and the private placement of $575.0 million in principal of 3% convertible subordinated debentures issued in May 2001.

Tax Benefit (Provision)

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
(Provision for) benefit from income taxes	**$(19,015)**	$2,020	$(55,478)	(1,041%)	(1,036%)
Tax rate	**18%**	(2%)	743%		

Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the years ended December 31,		
	2002	2001	2000
Tax provision (benefit) at U.S. statutory rate	**35.0%**	(35.0%)	(35.0%)
Losses in less than 80% owned subsidiaries with no current tax benefit	**-**	–	(45.5)
State taxes, net	**3.2**	0.9	25.6
Foreign sales corporation and extra-territorial income	**(8.9)**	(8.7)	(105.8)
Nondeductible amortization	**-**	13.2	53.9
Charge for purchased research and development	**0.6**	27.5	939.0
Benefit of tax credits	**(15.7)**	(4.0)	(51.9)
Foreign rate differential	**3.8**	0.9	(13.5)
Utilization of operating loss carryforwards	**-**	(1.8)	–
Write-off of non-deductible goodwill	**-**	4.4	–
Other	**0.3**	0.9	(23.3)
Effective tax rate	**18.3%**	(1.7%)	743.5%

Our effective tax rate for 2002 varied from the U.S. statutory rate primarily due to benefits related to tax credits and the use of a foreign sales corporation. Our effective tax rate for 2001 and 2000 varied from the U.S. statutory rate due to nondeductible goodwill amortization expense. We stopped recording nondeductible goodwill amortization expense upon the adoption of SFAS No. 142 in fiscal year 2002. In addition, our overall tax rate has changed significantly due to fluctuations in our income (loss) before taxes, which was $104.2 million in 2002, $(118.3) million in 2001 and $(7.5) million in 2000.

We recognized a $4.3 million tax benefit during the fourth quarter of 2002 as a result of additional tax credits identified during the preparation of our 2001 tax return, which we allocated to Genzyme General.

Earnings Allocations

We allocate our earnings to each of our series of common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from the division in accordance with our management and accounting policies. The earnings allocated to each series of common stock are indicated in the table below:

(Amounts in thousands)	**2002**	2001	2000
Earnings allocated to:			
Genzyme General Stock	**$ 178,526**	$ 44,543	$121,455
Biosurgery Stock	**(167,886)**	(126,981)	(87,188)
Molecular Oncology Stock	**(23,714)**	(29,718)	(23,096)
Surgical Products Stock	**-**	–	(54,748)
Tissue Repair Stock	**-**	–	(19,833)

We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our then-existing divisions Genzyme Surgical Products and Genzyme Tissue Repair and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. The tax benefits associated with the losses of Genzyme Surgical Products for the period from June 28, 1999 to December 31, 1999, which amounted to $6.9 million, continued to be allocated to Genzyme General Stock. Our management and accounting policies provide that, if as of the end of any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, are as follows:

(Amounts in thousands)	**2002**	2001	2000
Tax benefits allocated from:			
Genzyme Biosurgery	**$18,508**	$24,593	$28,023
Genzyme Molecular Oncology	**9,287**	11,904	7,476
Total	**$27,795**	$36,497	$35,499

These tax benefits represent 16%, 82% and 29% of earnings allocated to Genzyme General Stock in 2002, 2001 and 2000, respectively. The amount of tax benefits allocated to Genzyme General will continue to fluctuate based on the results of Genzyme Biosurgery and Genzyme Molecular Oncology. If the losses of those divisions decline, as they are expected to, then the tax benefits allocated to Genzyme General will also decline.

Cumulative Effect of Change in Accounting for Goodwill and Derivative Financial Instruments

On January 1, 2002, we adopted SFAS No. 142 which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 requires a transitional impairment test to compare the fair value of a reporting unit with the carrying amount of the goodwill.

In November 2001, we sold our Snowden-Pencer line of surgical instruments. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations and the combined statements of operations for Genzyme Biosurgery for the year ended December 31, 2002.

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS

No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in Genzyme General's combined balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in income, unless the derivative is part of a qualified hedging relationship.

In accordance with the transition provisions of SFAS No. 133, we recorded and allocated to Genzyme General a cumulative-effect adjustment of $4.2 million, net of tax, in its combined statements of operations for the year ended December 31, 2001 to recognize the fair value of our warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts allocated to Genzyme General were not significant. For the year ended December 31, 2002, we recorded and allocated to Genzyme General a charge of $2.1 million in other income in its combined statement of operations to reflect the change in value of its warrants to purchase shares of GTC common stock from January 1, 2002 to December 31, 2002 as compared to a charge of $4.1 million in other expense for the year ended December 31, 2001. We also recorded and allocated to Genzyme General a charge of $1.0 million ($1.6 million pre-tax) in other comprehensive income (loss) in stockholders' equity in our consolidated balance sheets to reflect the change in value of its interest rate swaps held during the year ended December 31, 2002. At December 31, 2002, our interest rate swaps allocated to Genzyme General had a fair-market value of $(3.9) million as compared to $(2.7) million at December 31, 2001.

In the normal course of business, we manage risks associated with foreign exchange rates, interest rates and equity prices through a variety of strategies, including the use of hedging transactions, executed in accordance with our policies. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. Any change in the value of our derivative instruments would be substantially offset by an opposite change in the value of the underlying hedged items. We do not use derivative instruments for trading or speculative purposes.

Research and Development Programs

Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing;
- develop and scale-up manufacturing processes and validate facilities; and
- pursue regulatory approvals.

This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

Below is a brief description of our significant research and development programs that have been allocated to Genzyme General:

Program	Program Description or Indication	Development Status at December 31, 2002	Year of Expected Product Launch
Genzyme General:			
Fabrazyme (agalsidase beta)	Fabry disease	Available in 26 countries worldwide; Biologics License Application (BLA) submitted to the FDA in June 2000; post-marketing phase 4 trial ongoing	2003
Aldurazyme (laronidase)	MPS 1	BLA submitted to the FDA and an MAA submitted to the EMEA in 2002. We incur 50% of the research and development costs of our joint venture with BioMarin	2003
Myozyme enzyme	Pompe disease	Opened enrollment for a new trial in Q1 2003; anticipate beginning a pivotal trial in Q3 2003	2004
Tolevamer toxin binder [1]	*C. difficile* associated diarrhea	Phase 2 trials ongoing	2007
TGF-beta antagonists	Diffuse scleroderma	Phase 1-2 trial ongoing. We incur 55% of the research and development costs incurred under our collaboration with Cambridge Antibody Technology Group	2008

Program	Program Description or Indication	Development Status at December 31, 2002	Year of Expected Product Launch
Genzyme Biosurgery:			
HIF-1α	Angiogenic gene therapy to treat coronary artery disease and peripheral artery disease	Phase 1 clinical trials ongoing	2008 through 2010
Cardiac cell therapy product (for injection)	Tissue regeneration to treat congestive heart failure	Phase 1 clinical trial ongoing in Europe; IND expected to be filed in the U.S. in 2003	2009
Synvisc (Hylan G-F20) [(2)]	Next stage viscosupplementation products to treat osteoarthritis of the knee, hip and other joints	• Preclinical for hip indications in U.S. • Preclinical for knee indications • Preclinical for other joints • Product launched in Europe for hip indications in September 2002	2003 through 2008
Sepra technologies [(2)]	Next stage products to prevent surgical adhesions for various indications	Preclinical; safety and efficacy study ongoing in the U.S. for Hylaform biomaterials	2003 through 2007
Genzyme Molecular Oncology:			
Dendritic/tumor cell fusion vaccines	Multiple cancer indications	Phase 1-2 clinical trials ongoing	2007 through 2009
Melan-A/MART-1 and gp-100 antigen-specific cancer vaccines	Melanoma	Phase 1-2 clinical trials completed	2008 through 2010

The aggregate actual and estimated research and development expense for the Genzyme General, Genzyme Biosurgery and Genzyme Molecular Oncology programs described above is as follows (amounts in millions):

	Genzyme General	Genzyme Biosurgery	Genzyme Molecular Oncology	Total
Costs incurred for the year ended December 31, 2001	$ 78.3	$ 19.8	$ 12.6	$ 110.7
Costs incurred for the year ended December 31, 2002	$ 78.4	$ 27.8	$ 9.6	$ 115.8
Cumulative costs incurred as of December 31, 2002	$ 254.6	$ 98.1	$ 37.9	$ 390.6
Estimated costs to complete as of December 31, 2002	$200.0 to $250.0	$300.0 to $350.0	$125.0 to $175.0	$625.0 to $775.0

(1) *Program acquired in connection with the December 2000 acquisition of GelTex.*

(2) *Includes programs acquired in connection with the December 2000 acquisition of Biomatrix.*

Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially affected.

Liquidity and Capital Resources

At December 31, 2002, we had cash, cash-equivalents, and short- and long-term investments of approximately $1.2 billion, an increase of $73.7 million from December 31, 2001.

Our operating activities generated $219.7 million of cash for the year ended December 31, 2002, as compared to $221.4 million for the year ended December 31, 2001. Net cash provided by operating activities in 2002 was impacted by our net loss of $13.1 million and an $81.9 million increase in working capital primarily due to increases in inventory, offset by:

- $134.0 million of depreciation and amortization, of which $62.5 million resulted from the depreciation of property, plant and equipment and $71.5 million resulted from the amortization of intangible assets, including intangible assets acquired in connection

with our acquisitions of GelTex, Biomatrix, Wyntek and Focal;

- $22.9 million of charges for impaired assets, of which $14.0 million is related to the write-off of engineering costs related to the suspended development of a manufacturing facility in Framingham, Massachusetts and $9.0 million is related to the manufacturing capacity no longer required at our HA plant in England;
- $16.9 million from the equity in net losses of unconsolidated affiliates;
- $14.5 million from the loss on investments in equity securities; and
- $98.3 million for the cumulative effect of a change in accounting for goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of SFAS No. 142.

Our investing activities utilized $159.2 million of cash in 2002 as compared to $739.6 million in 2001, primarily due to:

- $225.4 million to fund purchases of property, plant and equipment, of which $123.0 million resulted from expansion of our manufacturing facilities in Ireland, the United Kingdom and Belgium, $25.9 million resulted from our manufacturing capacity expansion in the U.S. and $76.5 million representing an aggregate of other manufacturing, research and development and administrative capital manufacturing relocations, expansions and rehabilitations worldwide;
- $25.3 million to fund our joint ventures in 2002 as compared to $39.7 million in 2001; and
- $7.0 million of cash drawn on a senior secured promissory note by a collaborator.

Net cash used by investing activities in 2002 was offset by $92.6 million of cash provided by the net purchases, sales, and maturities of investments and investments in equity securities.

In July 2002, together with BioMarin, we submitted the final portion of the "rolling" BLA for Aldurazyme enzyme to the FDA. As part of the BLA submission, we formally requested and were granted priority review, which is an FDA procedure generally reserved for products that address an unmet medical need. We expect an action by the FDA regarding our application to market Aldurazyme enzyme by April 30, 2003. Pursuant to the terms of our joint venture agreement with BioMarin for the development and commercialization of Aldurazyme enzyme, we are obligated to pay BioMarin a $12.1 million milestone payment upon receipt of FDA approval of the Aldurazyme enzyme BLA.

In May 2002, we restructured our collaboration agreement with Dyax for the development of the kallikrein inhibitor DX-88 and increased the line of credit we extended to Dyax from $3.0 million to $7.0 million. In connection with the increase, Dyax issued a senior secured promissory note in the principal amount of $7.0 million to us under which it can request periodic advances of not less than $250,000 in principal, subject to certain conditions. Advances under this note bear interest at the prime rate plus 2%, which was 6.3% at December 31, 2002, and are due, together with any accrued but unpaid interest, in May 2005. As of December 31, 2002, Dyax had drawn $7.0 million under the note, which we recorded as a note receivable-related party in our consolidated balance sheet and the combined balance sheet of Genzyme General. Dyax is considered a related party because the chairman and chief executive officer of Dyax is a member of our board of directors. Pursuant to the terms of the note, we are not obligated to make advances in excess of $1.5 million during any calendar quarter.

Our financing activities provided $76.7 million of net cash in 2002 as compared to $529.7 million in 2001, primarily due to:

- $31.9 million of proceeds from the issuance of common stock under our stock plans and resulting from the exercise of stock purchase rights and warrants; and
- $50.0 million drawn under our revolving credit facility.

Financing activities used $2.4 million to repay bank overdrafts and $7.8 million to repay the current portions of long-term debt and long-term capital leases obligations, of which $5.1 million represents payment of the outstanding principal balance due under the notes payable we assumed in connection with our acquisition of GelTex in December 2000.

During 2002, we drew down $50.0 million under our $350.0 million revolving credit facility all of which matures in December 2003, and allocated the proceeds to Genzyme Biosurgery. At December 31, 2002, $284.0 million had been drawn down and remained outstanding under our revolving credit facility, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin, which was, in the aggregate, 2.5% at December 31, 2002. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance. We intend to refinance our revolving credit facility during 2003.

As of December 31, 2002, we had committed to make the following payments under contractual obligations:

(Amounts in millions)	Payments Due by Period						
Contractual Obligations	**Total**	2003	2004	2005	2006	2007	After 2007
Long-term debt	**$ 869.0**	$294.0 [(1)]	$ –	$ –	$575.0 [(2)]	$ –	$ –
Capital lease obligations [(3)]	**171.1**	6.4	10.7	35.7	8.5	8.5	101.3
Operating leases [(4)]	**214.7**	32.7	27.7	20.6	13.6	10.5	109.6
Unconditional purchase obligations	**160.6**	39.7	17.6	17.9	22.5	28.2	34.7
Capital commitments [(5)]	**41.7**	41.7	–	–	–	–	–
Research and development agreements [(6)]	**100.3**	54.8	10.0	11.5	11.5	12.5	–
Total contractual obligations	**$1,557.4**	$469.3	$66.0	$85.7	$631.1	$59.7	$245.6

[(1)] *Includes $284.0 million of debt drawn under our revolving credit facility, which matures in December 2003, and $10.0 million in principal under a 6.9% convertible subordinate note in favor of UBS Warburg LLC that matures in May 2003 and is convertible into shares of Biosurgery Stock.*

[(2)] *Consists of $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which are convertible into shares of Genzyme General Stock. Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. The redemption price would be 100.75% of the principal amount if redeemed from May 20, 2004 through May 14, 2005, and 100% of the principal amount thereafter.*

[(3)] *In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in the second half of 2003 and the value of the building and related obligation will be recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General when we begin to occupy the space. We have included estimated payments for this lease in the capital lease schedule above. The lease term is for 15 years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.*

[(4)] *In July 2002, we entered into an agreement to lease 61,101 square feet of additional office space in Cambridge, Massachusetts. We allocate the future minimum payments due under this lease 50% to Genzyme General and 50% to Genzyme Biosurgery based upon our current assessment of the long-term occupancy ratio for this location. The term of the lease is seven years with rent payable monthly in advance commencing October 1, 2002. Remaining fixed rent payments during the term of the lease totaling approximately $14.5 million are included in the operating lease schedule above. Pursuant to the terms of the lease, we are obligated to pay, in addition to yearly fixed rent, our pro rata share of the landlord's operating costs and the real estate taxes for the property in excess of the landlord's operating costs and real estate taxes for 2002. In addition, the landlord will charge us for direct use of electricity at cost. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms with rent equal to the greater of the current base rent or 95% of fair market value. The lease also provides three options to lease a total of 45,577 square feet of additional space at the property and first offer options on additional space that becomes available in the building.*

In May 2002, we entered into an agreement to lease an 85,808 square foot building and related parking area in Westborough, Massachusetts for our genetic testing business. We allocate 100% of the future minimum payments due under this lease to Genzyme General. The term of the lease is ten years with rent payable in advance commencing August 1, 2002. Remaining fixed rent payments during the term of the lease totaling approximately $10.4 million are included in the operating lease schedule above. Pursuant to the terms of the net lease agreement, we are obligated to pay, in addition to yearly fixed rent, the taxes, betterment assessments, insurance costs, utility charges, base operating costs and certain other expenses related to the property under lease. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms and a one-time option, exercisable during the first five years of the lease, to purchase the land and building under lease.

[(5)] *Consists of contractual commitments to vendors that we have entered into as of December 31, 2002 for construction of our outstanding capital projects. Our estimated cost of completion for assets under construction as of December 31, 2002 is $271.5 million, as follows (amounts in millions):*

Location	Cost to Complete at December 31, 2002
Geel, Belgium	$107.8
Waterford, Ireland	86.3
Cambridge, Massachusetts, U.S.	38.0
Allston, Massachusetts, U.S.	14.8
Others – U.S.	17.0
Others – U.K & Switzerland	7.6
Total estimated cost to complete	$271.5

[(6)] *From time to time, we enter into agreements with third parties to obtain access to scientific expertise or technology that we do not already have. These agreements frequently require that we pay our licensor or collaborator a technology access fee, milestone payments upon the occurrence of certain events, and/or royalties on sales of products that infringe the licensed technology or arise out of the collaborative research. In addition, these agreements may call for us to fund research activities not being performed by us. The amounts indicated on the research and development agreements line of the contractual obligations table above represent committed funding obligations to our key collaborators under our significant development programs. Should we terminate any of our license or collaboration agreements, the funding commitments contained within them would expire. In addition, the actual amounts that we pay our licensors and collaborators will depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the Patent & Trademark Office, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, and other factors described under the heading "Factors Affecting Future Operating Results" below.*

We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive operating cash flow, we intend to use substantial portions of our available cash for:

- product development and marketing;
- expanding existing and constructing new facilities;
- expanding staff;
- working capital including satisfaction of our obligations under capital and operating leases; and
- strategic business initiatives.

Our cash reserves will be further reduced to pay interest on the $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which may be converted into shares of Genzyme General Stock and to pay the $10.0 million outstanding principal balance and accrued interest for our 6.9% convertible subordinated note due May 2003, which may be converted into shares of Biosurgery Stock. If we use cash to pay or redeem any of this debt, including principal and interest due on it, our cash reserves will be diminished.

To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

Related Party Relationships

			Officer & Director Ownership in and Compensation from Related Entity		
Company	*Affiliation with Genzyme*	*Officer & Director Relationships*	Stock Shares	Stock Options	2002 Compensation
ABIOMED, Inc.	Cost method investment	Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a director of ABIOMED	–	65,000	$ 19,996
BioMarin Pharmaceutical, Inc.	• Cost method investment • Joint venture partner with Biomarin/Genzyme LLC	None	–	–	–
Cambridge Antibody Technology Group plc	• Cost method investment • Collaboration partner	None	–	–	–
Dyax Corporation	• Cost method investment • Collaboration partner	• Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a former strategic advisory committee member	–	2,649	–
		• Henry Blair, Genzyme director and co-founder, is the Chairman, President and Chief Executive Officer of Dyax	671,121	322,300	$559,782
		• Constantine Anagnostopoulos, Genzyme director, is also a director of Dyax	13,565	41,060	$ 19,875
		• Charles Cooney, Genzyme director, is a former strategic advisory committee member	–	18,255	–
		• Peter Wirth, Genzyme officer, is a former strategic advisory committee member	7,335	2,445	–
GTC	Cost method investment	• Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a former director of GTC	9,500	50,500	–
		• Henry Blair, Genzyme director and co-founder, is a former director of GTC	1,000	35,500	$ 10,500
		• Charles Cooney, Genzyme director, is a member of the strategic advisory board for GTC	–	1,000	$ 15,000
		• James Geraghty, Genzyme officer, is a director of GTC	50,791	157,103	$ 23,300

Company	Affiliation with Genzyme	Officer & Director Relationships	Officer & Director Ownership in and Compensation from Related Entity		
			Stock Shares	Stock Options	2002 Compensation
		• Richard Douglas, Genzyme officer, owns 180 shares of GTC common stock	180	–	–
Healthcare Ventures, L.P.	Cost method investment	None	–	–	–
Oxford Bioscience Partners IV, L.P.	Cost method investment	Peter Wirth, Genzyme officer, is a limited partner in the MRNA Fund II, L.P.	–	–	–
MPM BioVentures III, Q.P., L.P.	Cost method investment	None	–	–	–
Myosix SA	• Consolidated investment • Collaboration partner	James Geraghty, Genzyme officer, is a director of Myosix	–	–	–
Peptimmune	Wholly-owned, consolidated subsidiary of Genzyme [(1)]	• Robert J. Carpenter, Genzyme director, is the Chairman, President and Chief Executive Officer of Peptimmune, Inc.	–	200,000	$46,333
		• G. Jan van Heek, Genzyme officer, is a consultant to Peptimmune, Inc.	–	30,000	–
Pharming Group N.V.	Cost method investment	None	–	–	–
ProQuest Investments II, L.P.	Cost method investment	None	–	–	–
Targeted Genetics Corporation	Cost method investment	None	–	–	–
ViaCell, Inc.	Cost method investment	G. Jan van Heek; Genzyme officer, is a director of ViaCell	–	5,000	Elected to receive shares of ViaCell stock in lieu of cash compensation (number of shares to be determined in September 2003)
Wyeth Laboratories, Inc.	Distributor	Zoltan Csimma, Genzyme officer, is a former employee of Wyeth	1,444	106,350	–

[(1)] *On March 4, 2003, our investment in Peptimmune decreased to approximately 10% resulting from the sale by Peptimmune of additional shares of its preferred stock.*

New Accounting Pronouncements

Accounting for Asset Retirement Obligations. In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 will be effective for our fiscal year ending December 31, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on our consolidated or combined financial statements.

Costs Associated with Exit or Disposal Activities. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. We will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002 as required by the standard.

Guarantees. In November 2002, the FASB issued FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34." FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations

under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued or modified, beginning with periods ending after December 15, 2002. We have applied the disclosure provisions of FIN 45 as of December 31, 2002, as required (see Note O., "Commitments and Contingencies," to our consolidated financial statements). The adoption of FIN 45 did not have a material effect on our consolidated financial statements for the year ended December 31, 2002.

- *Consolidation of Variable Interest Entities.* In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". FIN 46 clarifies the application of Accounting Research Bulletin, or ARB, No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing variable interest entities in the interim period beginning after June 15, 2003.
- *Stock-Based Compensation.* On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for those companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. We have not adopted the fair value method of accounting for stock-based compensation and will continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

Market Risk

We are exposed to potential loss from exposure to market risks represented principally by changes in interest rates, foreign exchange rates, and equity prices. At December 31, 2002, we held various derivative contracts in the form of foreign exchange forwards and interest rate swaps. The derivatives contain no leverage or option features. We also held a number of other financial instruments, including investments in marketable securities, and had balances outstanding under several debt securities.

Interest Rate Risk

We are exposed to potential loss due to changes in interest rates. The principal interest rate exposure is to changes in domestic interest rates. Investments with interest rate risk include short-term deposits with financial institutions, and short-term and long-term investments in debt instruments. Debt with interest rate risk includes fixed rate convertible debt and borrowings under credit facilities. To estimate the potential loss due to changes in interest rates, we performed a sensitivity analysis for a one-day horizon. In order to estimate the potential loss, we used an adverse change in interest rates of 100 basis points across the yield curve at year-end. We used the following assumptions in preparing the sensitivity analysis:

- convertibles that are "in-the-money" at year end are considered equity securities and are excluded;
- convertibles that are "out-of-the-money" at year end are treated as fixed rate debt securities and we assumed we will repay the principal amount in full at maturity and we have measured the time value with the embedded equity options; and
- financial instruments contain no other call or leverage features material to our analysis.

On this basis, we estimate the potential loss in fair value from changes in interest rates to be $4.6 million, virtually all of which is attributable to Genzyme General. The variance in interest rate risk is attributable to a similar debt portfolio with a slight change in portfolio structure. The estimate of potential loss does not include a separate determination of potential losses due to changes in credit spreads. Our investments are investment grade securities and deposits are with investment grade financial institutions. We believe that the realization of losses due to changes in credit spreads is unlikely. The potential loss estimated above on all market risk sensitive instruments reflects a fair value loss on debt offset by a fair value loss on assets. We expect to hold our debt to maturity or conversion, whichever is sooner. Therefore, the realization of the potential loss on debt obligations is unlikely.

Foreign Exchange Risk

As a result of our worldwide operations, we may face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro and its component currencies, British pounds and Japanese yen. These exposures are reflected in market risk sensitive instruments, including foreign currency receivables and payables and foreign exchange forward contracts.

During 2002, our risk management strategy for foreign exchange exposure periodically included the use of forward contracts. As of December 31, 2002, we estimate the potential loss in fair value of the forward contracts due to a 10% change in exchange rates to be $3.2 million, virtually all of which is attributable to Genzyme General.

Equity Price Risk

We hold investments in a limited number of domestic and European equity securities, substantially all of which are allocated to Genzyme General. We estimate the potential loss in fair value due to a 10% decrease in equity prices of marketable securities held at year-end to be $2.0 million. This estimate assumes no change in foreign exchange rates from year-end spot rates and excludes any potential risk associated with securities that do not have readily determinable market value.

Factors Affecting Future Operating Results

The future operating results of Genzyme Corporation and its subsidiaries could differ materially from the results described above due to the following risks and uncertainties, which relate to us generally and affect all of our operating divisions.

A reduction in revenue from sales of products that treat Gaucher disease would have an adverse effect on our business.

We generate a significant portion of our product revenue from sales of enzyme-replacement products for patients with Gaucher disease. We entered this market in 1991 with Ceredase® enzyme. Because production of Ceredase enzyme was subject to supply constraints, we developed Cerezyme enzyme, a recombinant form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme enzyme, scientists engineer Chinese hamster ovary cells to produce human beta glucocerebrosidase. We stopped producing Ceredase enzyme, except for small quantities, during 1998, after substantially all the patients who previously used Ceredase enzyme converted to Cerezyme enzyme. Sales of Ceredase enzyme and Cerezyme enzyme totaled $619.2 million for the year ended December 31, 2002, representing approximately 47% of our consolidated revenues for that year.

Because our business is highly dependent on Cerezyme enzyme, a decline in the growth rate of Cerezyme enzyme sales could have an adverse effect on our operations and may cause the value of our securities to decline substantially. We will lose revenues from Cerezyme enzyme if competitors develop alternative treatments for Gaucher disease and these alternative products gain commercial acceptance.

Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. OGS, for example, is developing Zavesca, a small molecule drug candidate for the treatment of Gaucher disease. Zavesca has been granted orphan drug status in the United States for treatment of Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Gaucher disease. In July 2002, the FDA issued a "non-approvable" letter to OGS in response to its NDA for Zavesca; in November 2002, however, the agency agreed to examine additional data in support of that NDA. Also in November 2002, the European Commission approved OGS's MAA for Zavesca as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. OGS is required to submit follow-up safety data on the product as a condition of such approval. In January 2003, a licensee of OGS submitted an application for approval of Zavesca with the Israeli Ministry of Health.

Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

In addition, the patient population with Gaucher disease is limited. Because a significant percentage of that population already uses Cerezyme enzyme, opportunities for future sales growth are limited. Further, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme enzyme with other therapeutic products or reduce the amount of Cerezyme enzyme prescribed, could result in a decline in Cerezyme enzyme sales.

Our future earnings growth will depend on our ability to increase sales of Renagel phosphate binder.

We currently market Renagel phosphate binder, a non-absorbed phosphate binder, which has been approved for use by patients with end-stage renal disease undergoing a form of treatment known as hemodialysis. We are currently conducting additional clinical trials in order to determine the efficacy and safety of Renagel phosphate binder when administered to pre-dialysis patients. Our ability to increase sales of Renagel phosphate binder will depend on a number of factors, including:

- acceptance by the medical community of Renagel phosphate binder over calcium-based phosphorous

binders as the preferred treatment for elevated serum phosphorous levels in dialysis patients;

- our ability to effectively manage wholesaler inventories and maintain inventory management programs;
- the level of compliance with inventory management arrangements with wholesalers;
- our ability to optimize dosing and improve patient compliance with respect to Renagel phosphate binder;
- our ability to expand manufacturing capacity;
- our ability to manufacture Renagel phosphate binder in sufficient quantities to meet demand;
- the results of additional clinical trials for additional indications and expanded labeling;
- the availability of competing treatments serving the dialysis market;
- our ability to manufacture Renagel phosphate binder at a reasonable price;
- the effectiveness of our sales force;
- the content and timing of our submissions to and decisions by regulatory authorities;
- the availability of reimbursement from third-party payors, and the extent of coverage; and
- the accuracy of available information about dialysis patient populations and the accuracy of our expectations about growth in this population.

Government regulation imposes significant costs and restrictions on the development and commercialization of our products and services.

Our success will depend on our ability to satisfy regulatory requirements. We may not receive required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the FDA and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a company like Genzyme can first sell a product or may limit how a consumer may use a product or service or may adversely impact third-party reimbursement. A company's failure to comply with applicable regulatory approval requirements may lead regulatory authorities to take action against the company, including:

- issuing warning letters;
- issuing fines and other civil penalties;
- suspending regulatory approvals;
- refusing approval of pending applications or supplements to approved applications;
- suspending product sales in the United States and/or exports from the United States;
- recalling products; and
- seizing products.

Furthermore, therapies that have received regulatory approval for commercial sale may continue to face regulatory difficulties. The FDA and comparable foreign regulatory agencies, for example, may require post-marketing clinical trials or patient outcome studies. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy, the therapy's manufacturer or the facility used to produce the therapy could prompt a regulatory authority to impose restrictions on the therapy, manufacturer or facility, including withdrawal of the therapy from the market.

Legislative changes may adversely impact our business.

The FDA has designated some of our products as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of the drug. If the Orphan Drug Act is amended in this manner, any drugs for which we have been granted exclusive marketing rights under the Orphan Drug Act will face increased competition, which may decrease the amount of revenue we receive from these products. In addition, the U.S. government has shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely affect:

- the pricing of therapeutic products and medical devices in the United States or internationally; and
- the amount of reimbursement available from governmental agencies or other third-party payors.

If the U.S. government significantly reduces the amount we may charge for our products, or the amount of reimbursement available for purchases of our products declines, our future revenues may decline and we may need to revise our research and development programs.

The development of our products involves a lengthy and complex process, and we may be unable to commercialize any of the products we are currently developing.

Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;

- undertake preclinical and clinical testing;
- develop and scale-up manufacturing processes; and
- pursue regulatory approvals.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

- failure of the product in preclinical studies;
- clinical trial data that is insufficient to support the safety or effectiveness of the product;
- our inability to manufacture sufficient quantities of product for development or commercialization activities in a timely and cost-efficient manner; or
- our failure to obtain the required regulatory approvals.

For these reasons, and others, we may not successfully commercialize any of the products we are currently developing.

Any marketable products that we develop may not be commercially successful.

Even if we obtain regulatory approval for any of our development-stage products, those products may not be accepted by the market or approved for reimbursement by third-party payors. A number of factors may affect the rate and level of market acceptance of these products, including:

- regulation by the FDA and other government authorities;
- market acceptance by doctors and hospital administrators;
- the effectiveness of our sales force and our distributors;
- the effectiveness of our production and marketing capabilities;
- the success of competitive products; and
- the availability and extent of reimbursement from third-party payors.

If our products fail to achieve market acceptance, our profitability and financial condition will suffer.

We will require significant additional financing, which may not be available or available on terms favorable to us.

As of December 31, 2002, we had approximately $1.2 billion in cash, cash equivalents and short and long-term investments, excluding investments in equity securities. We intend to use substantial portions of our available cash for:

- product development and marketing;
- expanding existing and constructing new facilities;
- expanding staff;
- working capital, including satisfaction of our obligations under capital and operating leases; and
- strategic business initiatives.

We may further reduce available cash reserves to pay principal and interest on the following debt:

- $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, the entire amount of which is allocated to Genzyme General. These debentures may be converted into shares of Genzyme General Stock. Holders of debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of purchase;
- $284.0 million in principal under our revolving credit facility with a syndicate of commercial banks, all of which is allocated to Genzyme Biosurgery and which is due in December 2003; and
- $10.0 million in principal under our 6.9% convertible subordinated note in favor of UBS Warburg LLC, the entire amount of which is allocated to Genzyme Biosurgery. This note matures in May 2003 and is convertible into shares of Biosurgery Stock.

If we use cash to pay or redeem all or a portion of this debt, including the principal and interest due on it, our cash reserves will be diminished.

To satisfy these and other commitments, we may have to obtain additional financing. We may be unable to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

We may fail to adequately protect our proprietary technology, which would allow competitors or others to take advantage of our research and development efforts.

Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain adequate intellectual property protections, we may not be able to prevent third parties from using our proprietary technologies. Our currently pending or future patent applications may not result in issued patents. In the United States, patent applications are confidential until patents issue, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over any patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could revoke our patents or limit the scope of coverage for those patents.

The U.S. Patent and Trademark Office, commonly referred to as the USPTO, and the courts have not consistently treated the breadth of claims allowed

in biotechnology patents. If the USPTO or the courts begin to allow broader claims, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if the USPTO or the courts begin to allow narrower claims, the value of our proprietary rights may be limited. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We protect this information with reasonable security measures, including the use of confidentiality agreements with our employees, consultants and corporate collaborators. It is possible that these individuals will breach these agreements and that any remedies for a breach will be insufficient to allow us to recover our costs. Furthermore, our trade secrets, know-how and other technology may otherwise become known or be independently discovered by our competitors.

We may be required to license technology from competitors or others in order to develop and commercialize some of our products and services, and it is uncertain whether these licenses will be available.

Third-party patents may cover some of the products or services that we or our strategic partners are developing or testing. For example, the USPTO has issued several patents generally relating to human recombinant alpha-L-iduronidase, the enzyme on which Aldurazyme enzyme is based. These patents are owned or controlled by one of our competitors. We believe that these patents do not validly cover the manufacture, use or sale of Aldurazyme enzyme. In addition, we are aware of a recently-issued United States patent owned by Columbia University relating to the manufacture of recombinant proteins in CHO cells. While we are currently licensed under that patent, we are evaluating its validity to determine whether we will be required to maintain that license and pay the associated royalty in order to manufacture certain of our enzyme replacement therapies.

A United States patent is entitled to a presumption of validity, and we cannot guarantee that, if we were to elect to challenge the validity of such a patent, we would be successful in doing so. In addition, even if we are successful in challenging the validity of a patent, the challenge itself may be expensive and require significant management attention.

To the extent valid third party patent rights cover our products or services, we or our strategic collaborators would be required to obtain licenses from the holders of these patents in order to use, manufacture or sell these products and services, and payments under these licenses may reduce our revenue from these products. Furthermore, we may not be able to obtain these licenses on acceptable terms or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside of a patent, we may be unable to effectively market some of our products and services, which could limit our profitability.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

A third party may sue us or one of our strategic collaborators for infringing the third-party's patent rights. Likewise, we or one of our strategic collaborators may need to resort to litigation to enforce patent rights or to determine the scope and validity of third-party proprietary rights. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

- pay monetary damages;
- stop commercial activities relating to the affected products or services;
- obtain a license in order to continue manufacturing or marketing the affected products or services; or
- compete in the market with a substantially similar product.

Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue some of our operations. In addition, a court may require that we pay expenses or damages and litigation could disrupt our commercial activities.

We may be liable for product liability claims not covered by insurance.

Individuals who use our products or services, including those we acquire in business combinations, may bring product liability claims against us or our subsidiaries. While we have taken, and continue to take, what we believe are appropriate precautions, we may be unable to avoid significant liability exposure. We have only limited amounts of product liability insurance, which may not provide sufficient coverage against any product liability claims. We may be unable to obtain additional insurance in the future, or we may be unable to do so on acceptable terms. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

- diversion of management's time and attention;
- expenditure of large amounts of cash on legal fees, expenses and payment of damages;
- decreased demand for our products and services; and
- injury to our reputation.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capabilities or marketing position.

The human healthcare products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than we have. Our future success will depend on our ability to effectively develop and market our products against those of our competitors. For instance, we are seeking orphan drug designation for some of our products that are still in development or are currently being reviewed by the FDA for marketing approval, including Fabrazyme enzyme for the treatment of Fabry disease. We are aware of other companies developing products for the treatment of Fabry disease. Transkaryotic Therapies, Inc. also has an application for marketing approval for its product pending before the FDA, which was originally filed shortly before we submitted our application for Fabrazyme enzyme. If Transkaryotic Therapies or any other company receives FDA approval for a Fabry disease therapy with orphan drug designation before we receive FDA approval for Fabrazyme enzyme, the Orphan Drug Act may preclude us from selling Fabrazyme enzyme in the United States for up to seven years. Both Genzyme and Transkaryotic Therapies received EMEA approval for their respective Fabry disease therapies, and were granted the European equivalent of orphan drug designation in the European Union for up to ten years. If our products receive marketing approval, but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

If we are unable to keep up with rapid technological changes, our products or services may become obsolete.

The field of biotechnology is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products or services obsolete. For example, some of our competitors may develop a product to treat Gaucher disease that is more effective or less expensive than Cerezyme enzyme. If we cannot compete effectively in the marketplace, our profitability and financial position will suffer.

If we fail to obtain adequate levels of reimbursement for our products from third-party payors, the commercial potential of our products will be significantly limited.

A substantial portion of our revenue comes from payments by third-party payors, including government health administration authorities and private health insurers. As a result of the trend toward managed healthcare in the United States, as well as legislative proposals to reduce payments under government insurance programs, third-party payors are increasingly attempting to contain healthcare costs by:

- challenging the prices charged for healthcare products and services;
- limiting both coverage and the amount of reimbursement for new therapeutic products;
- shifting payments for products and services through co-pays, coinsurance and other risk sharing arrangements;
- denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third-party payors; and
- refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

Government and other third-party payors may not provide adequate insurance coverage or reimbursement for our products and services, which could impair our financial results. In addition, third-party payors may not reimburse patients for newly approved healthcare products, which could decrease demand for our products. Furthermore, Congress occasionally has discussed implementing broad-based measures to contain healthcare costs. It is possible that Congress will enact legislation specifically designed to contain healthcare costs. If third-party reimbursement is inadequate to allow us to recover our costs or if Congress passes legislation to contain healthcare costs, our profitability and financial condition will suffer.

Changes in the economic, political, legal and business environments in the foreign countries in which we do business could cause our international sales and operations, which account for a significant percentage of our consolidated net sales, to be limited or disrupted.

Our international operations accounted for approximately 40% of our consolidated revenues for the year ended December 31, 2002. We expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in the United Kingdom, the European Union, Latin America and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

- economic problems that disrupt foreign healthcare payment systems;
- fluctuations in currency exchange rates;
- the imposition of governmental controls;
- less favorable intellectual property or other applicable laws;

- the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;
- import and export license requirements;
- political instability;
- terrorist activities;
- trade restrictions;
- changes in tariffs;
- difficulties in staffing and managing international operations; and
- longer payment cycles.

A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations on our future operating results.

Several anti-takeover provisions may deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control.

Provisions of Massachusetts law and our charter, by-laws and shareholder rights plan could delay or prevent a change in control of Genzyme or a change in our management. Our tracking stock structure may also deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would have to obtain control of the entire corporation. In addition, our board of directors may, in its sole discretion:

- exchange shares of Molecular Oncology Stock or Biosurgery Stock for Genzyme General Stock at a 30% premium over the market value of the exchanged shares; and
- issue shares of undesignated preferred stock from time to time in one or more series.

Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

Subsequent Events

Fabrazyme Enzyme

Following the submission of additional information that was requested by the FDA, the Endocrinologic and Metabolic Drugs Advisory Committee of the FDA met in January 2003 to review our BLA for Fabrazyme enzyme. While this advisory panel was not asked by the FDA to vote on whether to approve the product, the panel affirmed, by a vote of 14-1, that the primary endpoint studied in our Phase 3 trial for Fabrazyme enzyme was an appropriate surrogate marker for purposes of accelerated approval. The FDA will review the advisory panel's input and make a determination about the next steps for marketing approval of Fabrazyme enzyme in the U.S. We expect formal FDA action by the end of April 2003.

Aldurazyme Enzyme

The Endocrinologic and Metabolic Drugs Advisory Committee of the FDA met in January 2003 to review our BLA for Aldurazyme enzyme. While the FDA did not ask the advisory panel to vote on whether or not to recommend Aldurazyme enzyme's approval, the panel voted unanimously that the Phase 3 trial of Aldurazyme we conducted with BioMarin showed a meaningful treatment effect in each of two primary endpoints. Later in that month, the FDA issued a complete response letter to BioMarin and Genzyme which noted that the data submitted in the BLA supported the safety and efficacy of enzyme and that additional clinical data was not required to be submitted. The letter did request, however, additional information on post-marketing commitments, final product labeling, and completion of the manufacturing inspection process. This information has been submitted to the FDA. The FDA has set April 30, 2003 as the formal action date by which it will respond to the BLA for Aldurazyme enzyme. In addition, the CPMP of the European Union issued a positive opinion on the MAA for Aldurazyme enzyme in February 2003. This non-binding opinion has been forwarded to the EMEA for consideration, and a final determination is expected later in 2003 regarding the marketing and sale of Aldurazyme enzyme in the European Union for treating the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease.

Consolidated Statements of Operations

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Revenues:			
Net product sales	**$1,199,617**	$1,110,254	$811,897
Net service sales	**114,493**	98,370	84,482
Revenues from research and development contracts:			
Related parties	**2,747**	3,279	509
Other	**12,615**	11,727	6,432
Total revenues	**1,329,472**	1,223,630	903,320
Operating costs and expenses:			
Cost of products sold	**309,634**	307,425	232,383
Cost of services sold	**66,575**	56,173	50,177
Selling, general and administrative	**438,035**	424,640	264,551
Research and development (including research and development related to contracts)	**308,487**	264,004	169,478
Amortization of intangibles	**70,278**	121,124	22,974
Purchase of in-process research and development	**1,879**	95,568	200,191
Charge for impaired assets	**22,944**	–	4,321
Total operating costs and expenses	**1,217,832**	1,268,934	944,075
Operating income (loss)	**111,640**	(45,304)	(40,755)
Other income (expenses):			
Equity in net loss of unconsolidated affiliates	**(16,858)**	(35,681)	(44,965)
Gain on affiliate sale of stock	**-**	212	22,689
Gain (loss) on investments in equity securities	**(14,497)**	(25,996)	15,873
Minority interest in net loss of subsidiary	**-**	2,259	4,625
Loss on sale of product line	**-**	(24,999)	–
Other	**40**	(2,205)	5,188
Investment income	**51,038**	50,504	45,593
Interest expense	**(27,152)**	(37,133)	(15,710)
Total other income (expenses)	**(7,429)**	(73,039)	33,293
Income (loss) before income taxes	**104,211**	(118,343)	(7,462)
(Provision for) benefit from income taxes	**(19,015)**	2,020	(55,478)
Net income (loss) before cumulative effect of change in accounting for goodwill and derivative financial instruments	**$ 85,196**	$ (116,323)	$ (62,940)
Cumulative effect of change in accounting for goodwill	**(98,270)**	–	–
Cumulative effect of change in accounting for derivative financial instruments, net of tax	**-**	4,167	–
Net loss	**$ (13,074)**	$ (112,156)	$ (62,940)
Comprehensive income (loss), net of tax:			
Net loss	**$ (13,074)**	$ (112,156)	$ (62,940)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**80,191**	(6,003)	(14,569)
Additional minimum pension liability, net of tax	**(2,529)**	–	–
Unrealized losses on interest rate swap contracts, net of tax	**(1,035)**	(943)	–
Unrealized gains (losses) on securities:			
Unrealized gains (losses) arising during the period, net	**(29,703)**	(10,577)	9,876
Reclassification adjustment for (gains) losses included in net income (loss)	**9,565**	16,429	3,788
Unrealized gains (losses) on securities, net	**(20,138)**	5,852	13,664
Other comprehensive income (loss)	**56,489**	(1,094)	(905)
Comprehensive income (loss)	**$ 43,415**	$ (113,250)	$ (63,845)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations (continued)

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2002	2001	2000
Net income (loss) per share:			
Allocated to Genzyme General Stock:			
Genzyme General net income before cumulative effect of change in accounting for derivative financial instruments	**$ 150,731**	$ 3,879	$ 85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax	**–**	4,167	–
Genzyme General net income	**150,731**	8,046	85,956
Tax benefit allocated from Genzyme Biosurgery	**18,508**	24,593	28,023
Tax benefit allocated from Genzyme Molecular Oncology	**9,287**	11,904	7,476
Net income allocated to Genzyme General Stock	**$ 178,526**	$ 44,543	$121,455
Net income per share of Genzyme General Stock:			
Basic:			
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.83**	$ 0.20	$ 0.71
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	**–**	0.02	–
Net income per share allocated to Genzyme General Stock	**$ 0.83**	$ 0.22	$ 0.71
Diluted:			
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.81**	$ 0.19	$ 0.68
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	**–**	0.02	–
Net income per share allocated to Genzyme General Stock	**$ 0.81**	$ 0.21	$ 0.68
Weighted average shares outstanding:			
Basic	**214,038**	202,221	172,263
Diluted	**219,388**	211,176	179,366
Allocated to Biosurgery Stock:			
Genzyme Biosurgery net loss before cumulative effect of change in accounting for goodwill	**$ (79,322)**	$(145,170)	$ (87,636)
Cumulative effect of change in accounting for goodwill	**(98,270)**	–	–
Genzyme Biosurgery net loss	**(177,592)**	(145,170)	(87,636)
Allocated tax benefit	**9,706**	18,189	448
Net loss allocated to Biosurgery Stock	**$(167,886)**	$(126,981)	$ (87,188)
Net loss per share of Biosurgery Stock – basic and diluted:			
Net loss per share before cumulative effect of change in accounting for goodwill	**$ (1.74)**	$ (3.34)	$ (2.40)
Per share cumulative effect of change in accounting for goodwill	**(2.46)**	–	–
Net loss per share of Biosurgery Stock – basic and diluted	**$ (4.20)**	$ (3.34)	$ (2.40)
Weighted average shares outstanding	**39,965**	37,982	36,359
Allocated to Molecular Oncology Stock:			
Net loss	**$ (23,714)**	$ (29,718)	$ (23,096)
Net loss per share of Molecular Oncology Stock – basic and diluted	**$ (1.41)**	$ (1.82)	$ (1.60)
Weighted average shares outstanding	**16,827**	16,350	14,446
Allocated to Surgical Products Stock:			
Net loss			$ (54,748)
Net loss per share of Surgical Products Stock – basic and diluted			$ (3.67)
Weighted average shares outstanding			14,900
Allocated to Tissue Repair Stock:			
Net loss			$ (19,833)
Net loss per share of Tissue Repair Stock – basic and diluted			$ (0.69)
Weighted average shares outstanding			28,716

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(Amounts in thousands, except par value amounts)	December 31, 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	**$ 406,811**	$ 247,011
Short-term investments	**105,992**	66,481
Accounts receivable, net	**287,141**	259,283
Inventories	**238,809**	171,409
Prepaid expenses and other current assets	**45,187**	35,408
Deferred tax assets – current	**105,094**	70,196
Total current assets	**1,189,034**	849,788
Property, plant and equipment, net	**802,448**	635,314
Long-term investments	**682,201**	807,766
Notes receivable – related parties	**11,918**	–
Goodwill, net	**592,075**	697,422
Other intangible assets, net	**734,478**	809,224
Investments in equity securities	**42,945**	88,686
Other noncurrent assets	**27,950**	47,545
Total assets	**$4,083,049**	$3,935,745
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 44,458**	$ 47,860
Accrued expenses	**190,754**	144,740
Income taxes payable	**61,964**	75,944
Deferred revenue	**15,887**	6,700
Current portion of long-term debt, convertible notes and capital lease obligations	**294,737**	7,746
Total current liabilities	**607,800**	282,990
Long-term debt and capital lease obligations	**25,038**	259,809
Convertible notes and debentures	**575,000**	585,000
Deferred tax liabilities	**159,747**	173,126
Other noncurrent liabilities	**17,617**	25,631
Total liabilities	**1,385,202**	1,326,556
Commitments and contingencies (Notes C, J, K, M, O)		
Stockholders' equity:		
Preferred stock, $0.01 par value	**-**	–
Common stock:		
Genzyme General Stock, $0.01 par value	**2,148**	2,132
Biosurgery Stock, $0.01 par value	**405**	395
Molecular Oncology Stock, $0.01 par value	**169**	168
Additional paid-in capital – Genzyme General Stock	**1,810,963**	1,748,196
Additional paid-in capital – Biosurgery Stock	**823,364**	843,544
Additional paid-in capital – Molecular Oncology Stock	**148,799**	148,481
Deferred compensation	**(605)**	(2,377)
Notes receivable from stockholders	**(12,706)**	(13,245)
Accumulated deficit	**(130,968)**	(117,894)
Accumulated other comprehensive income (loss)	**56,278**	(211)
Total stockholders' equity	**2,697,847**	2,609,189
Total liabilities and stockholders' equity	**$4,083,049**	$3,935,745

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Cash Flows from Operating Activities:			
Net loss	**$ (13,074)**	$(112,156)	$ (62,940)
Reconciliation of net loss to net cash provided by operating activities:			
Depreciation and amortization	**134,000**	179,009	57,930
Non-cash compensation expense	**1,335**	10,196	2,185
Provision for bad debts	**8,029**	1,116	4,277
Note received from a collaborator	**-**	-	(10,350)
Write off of note received from a collaborator	**-**	10,159	-
Charges for in-process research and development	**1,879**	95,568	200,191
Charge for impaired assets	**22,944**	-	4,321
Equity in net loss of unconsolidated affiliates	**16,858**	35,681	44,965
Gain on affiliate sale of stock	**-**	(212)	(22,689)
Loss (gain) on investments in equity securities	**14,497**	25,996	(15,873)
Minority interest in net loss of subsidiary	**-**	(2,259)	(4,625)
Deferred income tax provision (benefit)	**10,670**	(58,799)	(6,580)
Loss on sale of product line	**-**	24,999	-
Cumulative effect of change in accounting for goodwill	**98,270**	-	-
Cumulative effect of change in accounting for derivative financial instruments	**-**	(4,167)	-
Other	**6,176**	(1,753)	5,716
Increase (decrease) in cash from working capital changes:			
Accounts receivable	**(18,427)**	(58,385)	(34,064)
Inventories	**(41,651)**	(6,668)	(9,549)
Prepaid expenses and other current assets	**(11,168)**	441	(8,768)
Accounts payable, accrued expenses and deferred revenue	**(5,366)**	30,805	(26,339)
Income taxes payable and tax benefits from stock options	**(5,305)**	51,874	63,607
Cash flows from operating activities	**219,667**	221,445	181,415
Cash Flows from Investing Activities:			
Purchases of investments	**(476,683)**	(978,595)	(553,506)
Sales and maturities of investments	**568,541**	522,400	754,437
Purchases of equity securities	**(4,050)**	(11,138)	(29,102)
Proceeds from sale of equity securities	**4,773**	2,467	33,124
Purchase of property, plant and equipment	**(225,437)**	(184,304)	(79,762)
Sale of property, plant and equipment	**1,994**	1,047	26
Proceeds from sale of product line	**-**	15,862	-
Acquisitions, net of acquired cash	**-**	(74,460)	(643,779)
Investments in unconsolidated affiliates	**(25,260)**	(39,677)	(23,497)
Note received from collaborator	**(7,000)**	-	-
Other	**3,928**	6,763	(8,235)
Cash flows from investing activities	**(159,194)**	(739,635)	(550,294)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (continued)

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Cash Flows from Financing Activities:			
Proceeds from issuance of common stock	**31,898**	91,517	116,181
Proceeds from draw on credit facility	**50,000**	–	–
Proceeds from issuance of debt	**–**	579,062	350,000
Payments of debt and capital lease obligations	**(7,787)**	(156,743)	(5,000)
Bank overdraft	**(2,442)**	8,058	12,306
Payments of notes receivable from stockholders	**974**	2,841	–
Other	**4,007**	4,942	2,076
Cash flows from financing activities	**76,650**	529,677	475,563
Effect of exchange rate changes on cash	**22,677**	(689)	(627)
Increase in cash and cash equivalents	**159,800**	10,798	106,057
Cash and cash equivalents at beginning of period	**247,011**	236,213	130,156
Cash and cash equivalents at end of period	**$406,811**	$ 247,011	$236,213
Supplemental disclosures of cash flows:			
Cash paid during the year for:			
Interest, net of capitalized interest	**$ 24,494**	$ 31,065	$ 13,785
Income taxes	**$ 37,747**	$ 17,504	$ 34,014

Supplemental disclosures of non-cash transactions:

Acquisitions – Note C.
Dispositions of assets – Note D.
Property, Plant and Equipment – Note H.
Investment in Joint Ventures – Note K.
Conversion of 5¼% convertible subordinated notes – Note M.
Conversion of 5% convertible subordinated debentures – Note M.

In conjunction with the acquisitions of Novazyme, Focal, Wyntek, GDP, Biomatrix and GelTex, we assumed the following assets and liabilities:

(Amounts in thousands)	For the years ended December 31, 2001	2000
Fair value of assets acquired	$ 85,675	$ 994,481
Goodwill	47,272	561,896
Acquired in-process research and development	95,568	200,191
Deferred compensation	2,630	10,272
Issuance of common stock and options	(129,392)	(774,458)
Net cash paid for acquisition and acquisition costs	(80,356)	(660,187)
Existing equity investment	(5,488)	–
Liabilities for exit activities and integration	(1,740)	(6,716)
Net deferred tax liability assumed	(4,817)	(246,591)
Net liabilities assumed	$ 9,352	$ 78,888

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries

Consolidated Statements of Stockholders' Equity

(Amounts in thousands)	Shares			Dollars		
	2002	2001	2000	**2002**	2001	2000
Common Stock:						
Genzyme General Stock:						
Balance at beginning of year	**213,179**	191,182	168,704	**$2,132**	$1,912	$1,688
Issuance of Genzyme General Stock under stock plans	**1,621**	5,406	6,706	**16**	54	66
Exercise of warrants and stock purchase rights	**14**	127	–	**–**	1	–
Shares issued for acquisition of GelTex	**–**	–	15,772	**–**	–	158
Shares issued for acquisition of Novazyme	**–**	2,562	–	**–**	26	–
Shares issued in connection with conversion of 5¼% convertible notes	**–**	12,597	–	**–**	126	–
Shares issued in connection with conversion of 5% convertible debentures	**–**	1,305	–	**–**	13	–
Balance at end of year	**214,814**	213,179	191,182	**$2,148**	$2,132	$1,912
Biosurgery Stock:						
Balance at beginning of year	**39,554**	36,398	–	**$ 395**	$ 364	$ –
Issuance of Biosurgery Stock under stock plans	**302**	384	46	**3**	4	–
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	–	9,092	**–**	–	91
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	–	9,679	**–**	–	97
Shares issued in connection with conversion of 5¼% convertible notes	**–**	685	–	**–**	6	–
Shares issued in connection with investment in Myosix	**626**	–	–	**7**	–	–
Shares issued for acquisition of Focal	**–**	2,087	–	**–**	21	–
Shares issued for acquisition of Biomatrix	**–**	–	17,581	**–**	–	176
Balance at end of year	**40,482**	39,554	36,398	**$ 405**	$ 395	$ 364
Molecular Oncology Stock:						
Balance at beginning of year	**16,762**	15,905	13,421	**$ 168**	$ 159	$ 134
Issuance of Molecular Oncology Stock under stock plans	**137**	175	345	**1**	2	4
Sales of Molecular Oncology Stock	**–**	–	2,139	**–**	–	21
Shares issued in connection with conversion of 5¼% convertible notes	**–**	682	–	**–**	7	–
Balance at end of year	**16,899**	16,762	15,905	**$ 169**	$ 168	$ 159
Surgical Products Stock:						
Balance at beginning of year			14,835			$ 148
Issuance of Surgical Products Stock under stock plans			169			2
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery			(15,004)			(150)
Balance at end of year			–			$ –
Tissue Repair Stock:						
Balance at beginning of year			28,504			$ 285
Issuance of Tissue Repair Stock under stock plans			374			4
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery			(28,878)			(289)
Balance at end of year			–			$ –

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity (continued)

(Amounts in thousands)	**2002**	2001	2000
Additional Paid-In Capital:			
Genzyme General Stock:			
Balance at beginning of year	**$1,748,196**	$1,267,427	$ 634,383
Issuance of Genzyme General Stock under stock plans	**30,395**	86,651	85,315
Exercise of warrants and stock purchase rights	**233**	2,290	–
Allocation of cash to Genzyme Biosurgery for Biosurgery designated shares	**–**	(12,000)	–
Allocation to Genzyme Tissue Repair for Tissue Repair designated shares	**–**	–	(9,910)
Allocation of cash to Genzyme Molecular Oncology for Molecular Oncology designated shares	**–**	(4,040)	(15,000)
Allocation of cash to Genzyme Molecular Oncology in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	**–**	(32,000)	–
Payment from Genzyme Biosurgery in connection with transfer of NeuroCell joint venture interest	**27,063**	–	–
Tax benefit from disqualified dispositions	**8,410**	50,176	17,041
Conversion of 5¼% convertible notes	**–**	245,946	–
Conversion of 5% convertible debentures	**–**	21,187	–
Acquisition of Novazyme	**–**	119,572	–
Acquisition of GelTex	**–**	–	554,063
Stock based compensation expense	**–**	–	1,536
Other	**(3,334)**	2,987	(1)
Balance at end of year	**$1,810,963**	$1,748,196	$1,267,427
Biosurgery Stock:			
Balance at beginning of year	**$ 843,544**	$ 823,353	$ –
Issuance of Biosurgery Stock under stock plans	**936**	1,551	298
Allocation of cash from Genzyme General for Biosurgery designated shares	**–**	12,000	–
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	–	377,090
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	–	228,288
Payment to Genzyme General in connection with transfer of NeuroCell joint venture interest	**(27,063)**	–	–
Issuance of Biosurgery Stock in connection with investment in Myosix	**1,581**	–	–
Acquisition of Focal	**–**	9,780	–
Acquisition of Biomatrix	**–**	–	217,719
Other	**4,366**	(3,140)	(42)
Balance at end of year	**$ 823,364**	$ 843,544	$ 823,353
Molecular Oncology Stock:			
Balance at beginning of year	**$ 148,481**	$ 111,484	$ 67,672
Issuance of Molecular Oncology Stock under stock plans	**314**	957	1,829
Allocation of cash from Genzyme General for Molecular Oncology designated shares	**–**	4,040	15,000
Issuance of Molecular Oncology Stock in connection with public offering	**–**	–	26,980
Allocation of cash from Genzyme General in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	**–**	32,000	–
Issuance of Molecular Oncology Stock in connection with conversion of 5¼% convertible notes	**–**	(7)	–
Other	**4**	7	3
Balance at end of year	**$ 148,799**	$ 148,481	$ 111,484
Surgical Products Stock:			
Balance at beginning of year			$ 376,123
Issuance of Surgical Products Stock under stock plans			908
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery			(377,031)
Balance at end of year			$ –

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity (continued)

(Amounts in thousands)	**2002**	2001	2000
Tissue Repair Stock:			
Balance at beginning of year			$ 217,103
Issuance of Tissue Repair Stock under stock plans			794
Issuance of Tissue Repair Stock in connection with research program			289
Allocation of cash from Genzyme General for Tissue Repair designated shares			9,910
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery			(228,096)
Balance at end of year			$ –
Deferred Compensation			
Balance at beginning of year	**$ (2,377)**	$ (9,943)	$ (134)
Deferred compensation associated with GelTex acquisition	**–**	–	(10,206)
Deferred compensation associated with Biomatrix acquisition	**–**	–	(66)
Deferred compensation associated with Novazyme acquisition	**–**	(2,630)	–
Amortization of deferred compensation	**1,335**	10,196	463
Adjustment for terminated employees	**437**	–	–
Balance at end of year	**$ (605)**	$ (2,377)	$ (9,943)
Notes Receivable from Stockholders:			
Balance at beginning of year	**$ (13,245)**	$ (14,760)	$ –
Notes acquired in connection with Biomatrix acquisition	**–**	–	(14,760)
Notes acquired in connection with Focal acquisition	**–**	(367)	–
Notes acquired in connection with Novazyme acquisition	**–**	(1,316)	–
Accrued interest receivable on Biomatrix notes	**(613)**	–	–
Accrued interest receivable on Focal notes	**(9)**	(168)	–
Accrued interest receivable on Novazyme notes	**–**	(16)	–
Payments of Biomatrix notes receivable	**–**	2,769	–
Payments and write-off of Focal notes receivable	**369**	72	–
Payments of notes receivable from Novazyme stockholders	**792**	541	–
Balance at end of year	**$ (12,706)**	$ (13,245)	$ (14,760)
Accumulated Deficit:			
Balance at beginning of year	**$(117,894)**	$ (5,738)	$ 57,202
Net loss	**(13,074)**	(112,156)	(62,940)
Balance at end of year	**$(130,968)**	$(117,894)	$ (5,738)
Accumulated Other Comprehensive Income, Net of Tax:			
Balance at beginning of year	**$ (211)**	$ 883	$ 1,788
Foreign currency translation adjustments	**80,191**	(6,003)	(14,569)
Additional minimum pension liability, net of tax	**(2,529)**	–	–
Change in unrealized gains (losses) on investments and derivatives	**(21,173)**	4,909	13,664
Accumulated other comprehensive income (loss)	**$ 56,278**	$ (211)	$ 883

The accompanying notes are an integral part of these consolidated financial statements.

Note A. Summary of Significant Accounting Policies

Business

We are a biotechnology and human healthcare company that develops innovative products and provides services for significant unmet medical needs. We have three operating divisions:

- Genzyme General, which develops and markets: therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics; renal products, with a focus on products that treat patients suffering from renal diseases, including chronic renal failure; diagnostic products, with a focus on *in vitro* diagnostics; and other products and services, such as genetic testing services and pharmaceutical drug materials;
- Genzyme Biosurgery, which develops and markets biotherapeutic and biomaterial products, with an emphasis on orthopaedics, heart disease and broader surgical applications; and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We currently have three series of common stock designed to reflect the value and track the performance of one of our divisions. We refer to our series of common stock as follows:

- Genzyme General Division Common Stock = "Genzyme General Stock;"
- Genzyme Biosurgery Division Common Stock = "Biosurgery Stock;" and
- Genzyme Molecular Oncology Division Common Stock = "Molecular Oncology Stock."

On December 18, 2000, we acquired Biomatrix and accounted for the acquisition as a purchase. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from the date of acquisition.

In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Stock. Each outstanding share of Genzyme Surgical Products Division common stock, or "Surgical Products Stock," was converted into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Genzyme Tissue Repair Division common stock, or "Tissue Repair Stock," was converted into 0.3352 of a share of Biosurgery Stock. All outstanding options to purchase Surgical Products Stock and Tissue Repair Stock were converted into options to purchase Biosurgery Stock at the applicable conversion rates.

Uncertainties

We are subject to risks and uncertainties common to companies in the biotechnology industry. These risks and uncertainties may affect our future results, and include:

- our ability to successfully complete preclinical and clinical development of our products and services;
- our ability to manufacture sufficient amounts of our products for development and commercialization activities and to do so in a timely and cost-efficient manner;
- our ability to obtain timely regulatory approval of our products and services;
- our ability to obtain and maintain adequate patent and other proprietary rights protection of our products and services and successfully enforce our proprietary rights;
- the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on our ability to commercialize our products and services;
- the content and timing of submissions to and decisions made by the FDA and other regulatory agencies regarding our products, services and facilities;
- our ability to manage inventories of our products;
- our ability to maintain adequate insurance coverage for any claims that may be asserted against us;
- the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services, including growth estimates;
- market acceptance of our products and services;
- our ability to obtain reimbursement for our products and services by third party payors, and the extent of such coverage;

- our ability to establish and maintain licenses, strategic collaborations and distribution arrangements;
- the continued funding and operation of our joint ventures; and
- the accuracy of our information regarding the products and resources of our competitors and potential competitors.

Basis of Presentation

Our consolidated financial statements for each period include the balance sheets, results of operations and cash flows of each of our divisions, and for our corporate operations taken as a whole. We eliminate all significant intracompany items and transactions in consolidation. We have reclassified certain 2001 and 2000 data to conform with our 2002 presentation.

Tracking Stocks

We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Shares of Biosurgery Stock and Molecular Oncology Stock are subject to certain exchange and redemption provisions as set forth in our charter. One of the exchange provisions allows our board of directors to exchange, at any time, shares of Biosurgery Stock and/or Molecular Oncology Stock for cash, shares of Genzyme General Stock, or a combination of both, valued at a 30% premium to the fair market value (as defined in our charter) of the series of stock being exchanged.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks, or change our earnings allocation methodology. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation and each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

While each tracking stock is designed to reflect a division's performance, each is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities, and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore, subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stock-

holders in the combined assets of Genzyme in the proportions set forth in our charter.

Allocation Policy

Our charter sets forth what operations and assets were initially allocated to each division and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval. Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based upon direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based upon management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board also allocates long-term debt and strategic investments.

Principles of Consolidation

Our consolidated financial statements include the accounts of our wholly owned and majority owned subsidiaries. For consolidated majority owned subsidiaries in which we own greater than 50% or exercise control, we record a minority interest in the consolidated financial statements to account for the ownership interest of the minority owner. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or over which we exercise significant influence. Our consolidated net income includes our share of the earnings of these entities. All significant intercompany accounts and transactions have been eliminated in consolidation.

We accounted for our investment in GTC under the equity method until May 2002, at which point we ceased to have significant influence over GTC. We began accounting for our investment in GTC under the cost method of accounting in June 2002.

For additional information on our investments, please read Note J., "Investments in Marketable Securities and Strategic Equity Investments," below.

Dividend Policy

We have never paid a cash dividend on shares of our stock. We currently intend to retain our earnings to finance future growth and do not anticipate paying any cash dividends on our stock in the foreseeable future.

Use of Estimates

Under accounting principles generally accepted in the U.S., we are required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates.

Financial Instruments

A number of financial instruments subject us to significant credit risk, including cash and cash equivalents, current and non-current investments, and accounts receivable. We generally invest our cash in investment-grade securities to mitigate risk.

Cash and Cash Equivalents

We value our cash and cash equivalents at cost plus accrued interest, which we believe approximates their market value. Our cash equivalents consist principally of money market funds and municipal notes with original maturities of three months or less.

Investments

We invest our excess cash balances in short-term and long-term marketable securities. As part of our strategic relationships, we may also invest in equity securities of other biotechnology companies. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or over which we exercise significant influence. Other investments are accounted for as described below.

We classify all of our marketable equity investments as available-for-sale. We classify our investments in marketable debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in stockholders' equity. Realized gains and losses are determined on the specific identification method and are included in investment income. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and mark the investment to market through a charge to our statement of operations. Investments in equity securities for which fair value is not readily determinable are carried at cost, subject to review for impairment. We classify our investments with remaining maturities of 12 months or less as short-term investments. We classify our investments with remaining maturities of greater than twelve months as long-term investments, unless we do not expect to hold the investment to maturity.

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method.

We analyze our inventory levels quarterly and write down to its net realizable value:

- inventory that has become obsolete;
- inventory that has a cost basis in excess of its expected net realizable value;
- inventory in excess of expected requirements; and
- expired inventory.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2002, our total inventories included $7.5 million of inventory for products that have not yet been approved for sale. In addition, at December 31, 2002, a joint venture in which we have a 50% ownership interest has $17.3 million of inventory for a product that has not yet been approved for sale, of which $8.6 million represents our portion of the unapproved inventory of the joint venture.

Property, Plant and Equipment

We record property, plant and equipment at cost. When we dispose of these assets, we remove the related cost and accumulated depreciation and amortization from the related accounts on our balance sheet and include any resulting gain or loss in our statement of operations.

We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We compute useful lives as follows:

- plant and equipment – three to fifteen years;
- furniture and fixtures – five to seven years; and
- buildings – 20 to 40 years.

We depreciate certain specialized manufacturing equipment and facilities, all of which are allocated to Genzyme General, over their remaining useful lives using the units-of-production method. We evaluate the remaining life and recoverability of this equipment periodically based on the appropriate facts and circumstances.

We amortize leasehold improvements over their useful life or, if shorter, the term of the applicable lease.

For products we expect to be commercialized, we capitalize, to construction-in-progress, the costs we incur in validating the manufacturing process. We begin this capitalization when we consider the product to have demonstrated technological feasibility and end this capitalization when the asset is substantially complete and ready for its intended use. These capitalized costs include incremental labor and direct material, and incremental fixed overhead and interest. We depreciate these costs using the straight-line method or the units-of-production method.

Goodwill and Other Intangible Assets

Our intangible assets consist of:

- goodwill;
- covenants not to compete;
- purchased technology rights;
- customer lists; and
- patents, trademarks and trade names.

Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangibles be replaced with periodic tests of goodwill's impairment and that other intangibles be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 requires that goodwill be tested annually for impairment under a two-step impairment process or whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable.

We amortize other intangible assets using the straight-line method over useful lives of 1.5 years to 40 years.

Accounting for the Impairment of Long-Lived Assets

We periodically evaluate our long-lived assets for potential impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We perform these evaluations whenever events or changes in circumstances suggest that the carrying amount of an asset or group of assets is not recoverable. Indicators of potential impairment include:

- a significant change in the manner in which an asset is used;
- a significant decrease in the market value of an asset;
- a significant adverse change in its business or the industry in which it is sold; and
- a current period operating cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

If we believe an indicator of potential impairment exists, we test to determine whether impairment recognition criteria in SFAS No. 144 have been met. We charge impairments of the long-lived assets to operations if our evaluations indicate that the carrying values of these assets are not recoverable.

Translation of Foreign Currencies

We translate the financial statements of our foreign subsidiaries from local currency into U.S. dollars using:

- the current exchange rate at each balance sheet date for assets and liabilities;
- the average exchange rate prevailing during each period for revenues and expenses; and
- the historical exchange rate for our investments in our foreign subsidiaries.

We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we included translation adjustments net of tax for these subsidiaries in stockholders' equity. We also record as a charge or credit to stockholders' equity exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes net cumulative foreign currency credits of $40.0 million at December 31, 2002 and net cumulative foreign currency charges of $(40.2) million at December 31, 2001.

Gains and losses on all other foreign currency transactions are included in our results of operations.

Derivative Instruments

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations for the year ended December 31, 2001, to recognize the fair value of warrants to purchase shares of GTC common stock that we held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. We recognize revenue from service sales, such as Carticel chondrocyte services and genetic testing services, when we have finished providing the service. We recognize revenue from contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as we complete our obligations under that contract. We recognize non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, we recognize milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone was not reasonably assured at the inception of the arrangement;
- there is a substantial effort involved in achieving the milestone; and
- the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those

arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

We record allowances for product returns, rebates payable to Medicaid, managed care organizations or customers and sales discounts. These allowances are recorded as reductions of revenue at the time product sales are recorded. These amounts are based on our estimates of the amount of product in the distribution channel and the percent of end-users covered by Medicaid or managed care organizations. We record consideration paid to a customer or reseller of our products as a reduction of revenue unless we receive an identifiable and separable benefit for the consideration, and we can reasonably estimate the fair value of the benefit received. If both conditions are met, we record the consideration paid to the customer as an expense.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Research and Development

We expense internal and external research and development costs, including costs of funded research and development arrangements, in the period incurred. We also expense the cost of purchased technology in the period of purchase if we believe that the technology has not demonstrated technological feasibility and that it does not have an alternative future use.

Issuance of Stock By a Subsidiary or an Affiliate

We include gains on the issuance of stock by our subsidiaries and affiliates in net income unless that subsidiary or affiliate is a research and development, start-up or development stage company or an entity whose viability as a going concern is under consideration. In those situations, we account for the change in our equity ownership of that subsidiary or affiliate as an equity transaction.

Income Taxes

We use the asset and liability method of accounting for deferred income taxes. Our provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

We file a consolidated return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under accounting principles generally accepted in the U.S. as if it were a separate taxpayer. In preparing financial statements for our operating divisions we assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provisions.

We have not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries. We do not believe it is practical to determine the tax liability associated with the repatriation of our foreign earnings because it is our policy to indefinitely reinvest these earnings in non-U.S. operations. At December 31, 2002, these undistributed foreign earnings totaled approximately $81.7 million.

Comprehensive Income

Comprehensive income consists of net income and all changes in equity from non-shareholder sources, including changes in unrealized gains and losses on investments, and on derivative instruments designated as hedges, foreign currency translation adjustments and minimum liabilities for accumulated benefit obligations, net of taxes.

Net Income (Loss) Per Share

We calculate earnings per share for each series of stock using the two-class method. To calculate basic earnings per share for each series of stock, we divide the earnings allocated to each series of stock by the weighted average number of outstanding shares of that series of stock during the applicable period. When we calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period. We allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock, as defined in our charter, is equal to the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock, Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock are defined similarly and, as such, are based on the net income or loss of the corresponding division as adjusted for the allocation of tax benefits.

We calculate the income tax provision of each division as if such division were a separate taxpayer, which includes assessing realizability of deferred tax assets at the division level. Our management and accounting policies provide that, if as of the end of

any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without compensating payment or allocation to the division generating the benefit. The tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, were:

	Year ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Tax benefits allocated from:			
Genzyme Biosurgery	**$18,508**	$24,593	$28,023
Genzyme Molecular Oncology	**9,287**	11,904	7,476
Total	**$27,795**	$36,497	$35,499

Deferred tax assets and liabilities can arise from purchase accounting and relate to a division that does not satisfy the criteria for recognition. Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, the change in these deferred tax assets and liabilities impacts our consolidated tax provision. Such change is added to division net income for purposes of determining net income allocated to a tracking stock.

In future periods, Genzyme Biosurgery or Genzyme Molecular Oncology may recognize deferred tax assets in the calculation of their respective tax provisions determined on a separate division basis in accordance with accounting principles generally accepted in the U.S. However, to the extent the benefit of those deferred tax assets has been previously allocated to Genzyme General in accordance with the management and accounting policies, the benefit will be reflected as a reduction of net income in determining net income attributable to Biosurgery Stock or Molecular Oncology Stock. As of December 31, 2002, the total tax benefits previously allocated to Genzyme General were (in thousands):

Genzyme Biosurgery	$211,820
Genzyme Molecular Oncology	45,715

Accounting for Stock Based Compensation

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for those companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. We have not adopted the fair value method of accounting for stock-based compensation and will continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. We do not recognize compensation expense for options granted under the provisions of these plans with fixed terms and an exercise price greater than or equal to the fair market value of the underlying series of our common stock on the date of grant. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123, as amended, and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

In accordance with the disclosure requirements of SFAS No. 148, the following table sets forth our net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123 as amended, based on the fair value at the grant dates of the awards. The resulting compensation expense would be allocated to each division in accordance with our allocation policies:

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2002	2001	2000
Net loss:			
As reported	**$(13,074)**	$(112,156)	$(62,940)
Add: stock-based compensation included in as-reported, net of tax	**844**	6,444	1,394
Deduct: pro forma stock-based compensation expense, net of tax	**(69,728)**	(60,926)	(32,726)
Pro forma net loss	**$(81,958)**	$(166,638)	$(94,272)
Net income per share of Genzyme General Stock:			
Basic:			
Net income (loss) per share allocated to Genzyme General Stock – as reported	**$ 0.83**	$ 0.22	$ 0.71
Add: stock-based compensation, net of tax included in net income per share allocated to Genzyme General Stock as reported	**0.00**	0.03	0.01
Deduct: pro forma stock-based compensation expense per share, net of tax	**(0.27)**	(0.23)	(0.15)
Net income per share allocated to Genzyme General Stock – pro forma	**$ 0.56**	$ 0.02	$ 0.57
Diluted:			
Net income per share allocated to Genzyme General Stock – as reported	**$ 0.81**	0.21	$ 0.68
Add: stock-based compensation, net of tax included in net income per share allocated to Genzyme General Stock as reported	**0.00**	0.03	0.00
Deduct: pro forma stock-based compensation expense per share, net of tax	**(0.26)**	(0.22)	(0.14)
Net income per share allocated to Genzyme General Stock – pro forma	**$ 0.55**	$ 0.02	$ 0.54
Net loss per share of Biosurgery Stock – basic and diluted:			
As reported	**$ (4.20)**	$ (3.34)	$ (2.40)
Deduct: pro forma stock-based compensation expense per share, net of tax	**(0.17)**	(0.24)	–
Pro forma net loss	**$ (4.37)**	$ (3.58)	$ (2.40)
Net loss per share of Molecular Oncology Stock – basic and diluted:			
As reported	**$ (1.41)**	$ (1.82)	$ (1.60)
Deduct: pro forma stock-based compensation expense per share, net of tax	**(0.22)**	(0.29)	(0.20)
Pro forma net loss	**$ (1.63)**	$ (2.11)	$ (1.80)
Net loss per share of Surgical Products Stock – basic and diluted:			
As reported			$ (3.67)
Deduct: pro forma stock-based compensation expense per share, net of tax			(0.15)
Pro forma net loss			$ (3.82)
Net loss per share of Tissue Repair Stock – basic and diluted:			
As reported			$ (0.69)
Deduct: pro forma stock-based compensation expense per share, net of tax			(0.07)
Pro forma net loss			$ (0.76)

We estimate the fair value of each option grant using the Black-Scholes option-pricing model. In computing the pro forma amounts, we used the following assumptions:

	Risk-Free Interest Rate	Volatility	Dividend Yield	Expected Option Life (In Years)	Average Fair Value
Genzyme General Stock:					
2002	4.64%	54%	0%	5	$16.77
2001	5.08%	49%	0%	5	$25.66
2000	6.78%	48%	0%	5	$26.62
Biosurgery Stock:					
2002	4.64%	91%	0%	5	$ 3.13
2001	5.08%	70%	0%	5	$ 4.06
2000	6.78%	58%	0%	5	$ 6.68
Molecular Oncology Stock:					
2002	4.64%	105%	0%	5	$ 1.92
2001	5.08%	99%	0%	5	$11.33
2000	6.78%	94%	0%	5	$ 9.76
Surgical Products Stock:					
2000	6.78%	58%	0%	5	$ 9.95
Tissue Repair Stock:					
2000	6.78%	58%	0%	5	$ 8.21

New Accounting Pronouncements

Asset Retirement Obligations. In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 will be effective for our fiscal year ending December 31, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on our consolidated or combined financial statements.

Costs Associated with Exit or Disposal Activities. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. We will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002 as required by the standard.

Guarantees. In November 2002, the FASB issued FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34." FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued or modified, beginning with periods ending after December 15, 2002. We have applied the disclosure provisions of FIN 45 as of December 31, 2002, as required (see Note O., "Commitments and Contingencies," to our consolidated financial statements). The adoption of FIN 45 did not have a material effect on our consolidated financial statements for the year ended December 31, 2002.

Variable Interest Entities. In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risk will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. FIN 46 also requires enhanced disclosure requirements related to variable interest entities. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.

NOTE B. NET INCOME (LOSS) PER SHARE

Genzyme General Stock:

As described in Note N., "Stockholders' Equity," we completed a two-for-one split of Genzyme General Stock by means of a 100% stock dividend paid to holders of Genzyme General Stock of record on May 24, 2001. All share and per share amounts for Genzyme General Stock have been retroactively revised for all periods presented to reflect the two-for-one split. The following table sets forth our computation of basic and diluted net income per share of Genzyme General Stock:

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2002	2001	2000
Genzyme General net income before cumulative effect of change in accounting for derivative financial instruments	**$150,731**	$ 3,879	$ 85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax	**–**	4,167	–
Genzyme General division net income	**150,731**	8,046	85,956
Tax benefit allocated from Genzyme Biosurgery	**18,508**	24,593	28,023
Tax benefit allocated from Genzyme Molecular Oncology	**9,287**	11,904	7,476
Net income allocated to Genzyme General Stock	**$178,526**	$ 44,543	$121,455
Shares used in computing net income per common share – basic	**214,038**	202,221	172,263
Effect of dilutive securities:			
Stock options [1]	**5,340**	8,914	7,103
Warrants	**10**	41	–
Dilutive potential common shares	**5,350**	8,955	7,103

(Amounts in thousands, except per share amounts)	For the years ended December 31,		
	2002	2001	2000
Shares used in computing net income per share – diluted [1,2]	**219,388**	211,176	179,366
Net income per share of Genzyme General Stock:			
Basic:			
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.83**	$ 0.20	$ 0.71
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax [3]	**–**	0.02	–
Net income per share allocated to Genzyme General Stock	**$ 0.83**	$ 0.22	$ 0.71
Diluted [1,2]:			
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.81**	$ 0.19	$ 0.68
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax [3]	**–**	0.02	–
Net income per share allocated to Genzyme General Stock	**$ 0.81**	$ 0.21	$ 0.68

[1] *We did not include the securities described in the following table in the computation of Genzyme General's diluted earnings per share for each period because these securities had an exercise price greater than the average market price of Genzyme General Stock:*

(Amounts in thousands)	December 31,		
	2002	2001	2000
Shares of Genzyme General Stock issuable for options	**13,576**	2,170	3,492
Shares of Genzyme General Stock issuable for warrants	**–**	–	92
Total shares with exercise prices greater than the average market price of Genzyme General Stock during the period	**13,576**	2,170	3,584

[2] *We did not include the potentially dilutive effect of the assumed conversion of the $575.0 million in principal of 3% convertible subordinated debentures allocated to Genzyme General in the computation of Genzyme General's dilutive earnings per share for the years ended December 31, 2002 and 2001, because the conditions for conversion had not been met. The debentures are contingently convertible into approximately 8.2 million shares of Genzyme General Stock at an initial conversion price of $70.30 per share.*

[3] *On January 1, 2001, we adopted SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations and in the combined statements of operations of Genzyme General to recognize the fair value of our warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General.*

Biosurgery Stock:

We created Biosurgery Stock on December 18, 2000. We formed Genzyme Biosurgery by combining two of our divisions, Genzyme Surgical Products and Genzyme Tissue Repair and simultaneously acquiring Biomatrix. Accordingly, we amended our charter to create Biosurgery Stock and eliminate Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock, and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock. Net loss allocated to Biosurgery Stock for the year ended December 31, 2000 consists of the net loss of Genzyme Biosurgery from December 18, 2000, the date Biosurgery Stock was initially issued, through December 31, 2000. Prior to December 18, 2000, the losses of Genzyme Surgical Products and Genzyme Tissue Repair, were allocated to Surgical Products Stock and Tissue Repair Stock. For all periods presented, basic and diluted net loss per share of Biosurgery Stock are the same. We did not include the securities described in the following table in the computation of Biosurgery Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Biosurgery Stock.

(Amounts in thousands)	December 31,		
	2002	2001	2000 [1]
Shares of Biosurgery Stock issuable for options	**7,573**	5,582	4,739
Warrants to purchase Biosurgery Stock	**7**	8	3
Biosurgery designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [2,3]	**–**	–	685
Biosurgery designated shares reserved for options [3]	**77**	93	111
Biosurgery designated shares [3]	**3,118**	3,105	1,195
Shares of Biosurgery Stock issuable upon conversion of 6.9% convertible subordinated note allocated to Genzyme Biosurgery [4]	**358**	358	358
Total shares excluded from the calculation of diluted net loss per share of Biosurgery Stock	**11,133**	9,146	7,091

[1] *For the period from December 18, 2000 through December 31, 2000.*

[2] *These shares were issued upon conversion of our 5¼% convertible subordinated notes in June 2001.*

[3] *Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Biosurgery. As of December 31, 2002, there were approximately 3.2 million Biosurgery designated shares.*

[4] *These shares are issuable upon the conversion of the 6.9% convertible subordinated note we assumed in connection with our acquisition of Biomatrix. This note is due May 14, 2003.*

Molecular Oncology Stock:

For all periods presented, basic and diluted net loss per share of Molecular Oncology Stock are the same. We did not include the securities described in the following table in the computation of Molecular Oncology Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Molecular Oncology Stock.

	December 31,		
(Amounts in thousands)	**2002**	2001	2000
Shares of Molecular Oncology Stock issuable for options	**2,870**	1,370	862
Warrants to purchase Molecular Oncology Stock	**-**	–	10
Molecular Oncology designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [1,2]	**-**	–	682
Molecular Oncology designated shares [2]	**1,651**	1,651	1,318
Total shares excluded from the calculation of diluted net loss per share of Molecular Oncology Stock	**4,521**	3,021	2,872

[1] *These shares were issued upon conversion of our 5¼% convertible subordinated notes in June 2001.*

[2] *Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 2002, there were approximately 1.7 million Molecular Oncology designated shares.*

Surgical Products Stock:

For the period presented basic and diluted net loss per share of Surgical Products Stock is the same. We did not include the securities described in the following table in the computation of Surgical Products Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Surgical Products Stock.

(Amounts in thousands)	December 31, 2000 [1]
Shares of Surgical Products Stock issuable for options	450
Surgical Products designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [2]	1,130
Total shares excluded from the calculation of diluted net loss per share of Surgical Products Stock [3]	1,580

[1] *For the period from January 1, 2000 through December 18, 2000.*

[2] *Surgical Products designated shares were shares of Surgical Products Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Surgical Products.*

[3] *On December 18, 2000, in connection with the merger of Biomatrix, we converted all of the existing shares of Surgical Products Stock into shares of Biosurgery Stock. Each share of Surgical Products Stock was converted into 0.6060 of a share of Biosurgery Stock. In the aggregate, we converted approximately 15.0 million shares of Surgical Products Stock into shares of Biosurgery Stock.*

Tissue Repair Stock:

For the period presented, basic and diluted net loss per share of Tissue Repair Stock is the same. We did not include the securities described in the following table in the computation of Tissue Repair Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Tissue Repair Stock.

(Amounts in thousands)	December 31, 2000 [1]
Shares of Tissue Repair Stock issuable for options	2,934
Tissue Repair designated shares [2]	1,285
Total shares excluded from the calculation of diluted net loss per share of Tissue Repair Stock [3]	4,219

[1] *For the period from January 1, 2000 through December 18, 2000.*

[2] *Tissue Repair designated shares were shares of Tissue Repair Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Tissue Repair.*

[3] *On December 18, 2000, in connection with the merger of Biomatrix, we converted all of the existing shares of Tissue Repair Stock into shares of Biosurgery Stock. Each share of Tissue Repair Stock was converted into 0.3352 of a share of Biosurgery Stock. In the aggregate, we converted approximately 28.9 million shares of Tissue Repair Stock into shares of Biosurgery Stock.*

NOTE C. ACQUISITIONS

Novazyme

In September 2001, we acquired all of the outstanding capital stock of Novazyme for an initial payment of approximately 2.6 million shares of Genzyme General Stock. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies by specified dates. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock and exchanged them for options, warrants and rights to purchase Genzyme General Stock, on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands, except share amounts):

Issuance of 2,562,182 shares of Genzyme General Stock	$110,584
Issuance of options to purchase 158,840 shares of Genzyme General Stock	6,274
Issuance of warrants to purchase 25,338 shares of Genzyme General Stock	894
Issuance of rights to purchase 66,846 shares of Genzyme General Stock	1,839
Acquisition costs	951
Total purchase price	$120,542
Cash and cash equivalents	$ 5,194
Other assets	125
Property, plant & equipment	4,475
Goodwill	17,177
In-process research and development	86,800
Deferred tax asset	8,328
Assumed liabilities	(2,795)
Liabilities for exit activities and integration	(1,740)
Notes receivable from stockholders	1,316
Deferred compensation	2,630
Deferred tax liability	(968)
Allocated purchase price	$120,542

Because our acquisition of Novazyme was completed after June 30, 2001, the provisions of SFAS No. 141 and certain provisions of SFAS No. 142 apply from the date of acquisition. Accordingly, we are not ratably amortizing the goodwill resulting from the acquisition of Novazyme. Instead, we test the goodwill's impairment on a periodic basis in accordance with the provisions of SFAS No. 142.

We issued approximately 2.6 million shares of Genzyme General Stock to Novazyme's shareholders. These shares were valued at $110.6 million using the average trading price of Genzyme General Stock for the four day trading period ending on September 26, 2001, the date of acquisition. Options, warrants and rights to purchase shares of Genzyme General Stock were valued at $9.0 million using the Black-Scholes model. In accordance with FIN 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation in stockholders' equity. We are amortizing the unvested portion to operating expense over the remaining vesting period of approximately 22 months.

In connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we allocated to IPR&D, and charged to expense, $86.8 million, representing the portion of the purchase price attributable to the technology platform. In accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2001.

Our management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered. The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs.

The staff of the FTC, is investigating our acquisition of Novazyme. The FTC is one of the agencies responsible for enforcing federal antitrust laws, and, in this investigation, it is evaluating whether there are anti-competitive aspects of the Novazyme transaction that the government should seek to negate. While we do not believe that the acquisition should be deemed to contravene antitrust laws, we have been cooperating in the FTC investigation. At this stage, we cannot predict with precision the likely outcome of the investigation or how that outcome will impact our business. As with any litigation or investigation, there are ongoing costs associated with responding to the investigation, both in terms of management time and out-of-pocket expenses.

Focal

In January 2001, Focal, a developer of synthetic biopolymers used in surgery, exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated this investment to Genzyme Biosurgery. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for

options to purchase Biosurgery Stock on an as-converted basis. We allocated the acquired assets and liabilities to Genzyme Biosurgery and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Focal in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Issuance of 2,086,151 shares of Biosurgery Stock	$ 9,450
Issuance of options to purchase 231,566 shares of Biosurgery Stock	351
Acquisition costs	638
Existing equity investment in Focal	5,488
Cash paid to selling security holder	11
Total purchase price	$15,938
Cash and cash equivalents	$ 2,331
Other current assets	6,003
Property, plant and equipment	1,568
Intangible assets (to be amortized over 3 to 12 years)	7,909
Goodwill	1,365
Assumed liabilities	(3,773)
Note receivable from stockholders	535
Allocated purchase price	$15,938

Wyntek

In June 2001, we acquired all of the outstanding capital stock of Wyntek for an aggregate purchase price of $65.4 million. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Wyntek in our consolidated financial statements and the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Cash paid	$ 65,000
Acquisition costs	350
Total purchase price	$ 65,350
Cash and cash equivalents	$ 4,974
Other current assets	4,966
Property, plant & equipment	1,843
Intangible assets (to be amortized straight-line over 5 to 10 years)	39,444
Goodwill	20,316
In-process research and development	8,768
Deferred tax assets	2,255
Assumed liabilities	(2,784)
Deferred tax liability	(14,432)
Allocated purchase price	$ 65,350

In connection with the acquisition of Wyntek we allocated approximately $8.8 million of the purchase price to IPR&D. Our management assumes responsibility for determining the IPR&D valuation. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which was consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition.

In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. The acquired IPR&D consists of Wyntek's work to complete the program. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible. The development effort for the acquired IPR&D does not possess an alternative future use for us as defined by accounting principles generally accepted in the U.S. Consequently, in accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense for the year ended December 31, 2001. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 10 years.

As of December 31, 2002, the technological feasibility of the acquired program had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred. We expect to commercialize this product in early 2004.

Genzyme Development Partners, L.P.

In January 2001, we acquired the outstanding Class A limited partnership interests in GDP for an aggregate of $25.7 million in cash plus royalties payable over ten years on sales of certain Sepra products. In August 2001, we purchased the remaining outstanding GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus additional royalties payable over ten years on sales of certain Sepra products. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, we include the results of operations of GDP in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of Class A interests.

We allocated the purchase prices to the fair value of the intangible assets acquired as follows (amounts in thousands):

	Total
Patents (to be amortized over 8 years)	$ 5,909
Trademarks (to be amortized over 10 years)	2,755
Technology (to be amortized over 10 years)	8,827
Goodwill	8,414
Total	$25,905

Biomatrix

In December 2000, we completed the acquisition of Biomatrix. Concurrent with the acquisition, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our operating divisions – Genzyme Surgical Products and Genzyme Tissue Repair – to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminated Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, and option to purchase, Surgical Product Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock.

We accounted for the acquisition as a purchase and accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from December 18, 2000, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Cash paid	$ 252,421
Issuance of 17.5 million shares of Biosurgery Stock.	206,522
Issuance of options and warrants to purchase 1.7 million shares of Biosurgery Stock	11,373
Acquisition costs	12,087
Total purchase price	$ 482,403
Cash and cash equivalents	$ 56,137
Current assets	37,639
Property, plant & equipment	39,504
Intangible assets (to be amortized straight-line over 1.5 to 11 years)	284,854
Goodwill	114,759
In-process research and development	82,143
Deferred tax asset	922
Deferred compensation	66
Assumed liabilities	(31,347)
Liabilities for exit activities and integration	(8,216)
Notes receivable from stockholders	14,760
Deferred tax liability	(108,818)
Allocated purchase price	$ 482,403

The approximately 17.5 million shares of Biosurgery Stock issued in exchange for all of the outstanding shares of Biomatrix common stock were valued using the combined five day average closing prices of Surgical Products Stock and Tissue Repair Stock, divided by the applicable exchange ratios. Options and warrants to purchase approximately 1.7 million shares of Biosurgery Stock, issued in exchange for options and warrants to purchase Biomatrix common stock were valued at $11.4 million using the Black-Scholes model. The intrinsic value of the portion of the unvested options related to the future service period was *de minimis*.

Prior to the acquisition, Biomatrix sold 744,000 shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable. As a result of the acquisition, these shares were converted into 532,853 shares of Biosurgery Stock and we recorded $14.8 million of outstanding principal and accrued interest to stockholders' equity because the notes were received in exchange for the issuance of stock.

At the date of acquisition, we began to formulate plans for certain exit and integration activities, including workforce reductions and the closure of Biomatrix's Canadian facility. Accordingly, we recorded liabilities of $6.7 million for severance and related integration costs and assigned to Biomatrix's Canadian facility a value equal to the amount we estimated that we would obtain upon disposal or sale. In 2002 and 2001, we recorded adjustments to and charges against the restructuring reserve as follows (amounts in thousands):

Liabilities for exit activities and integration recorded at acquisition	$ 6,716
Payments in 2000	(746)
Balance at December 31, 2000	5,970
Additional reserve recorded in 2001	1,500
Payments in 2001	(5,891)
Balance at December 31, 2001	1,579
Payments in 2002	(1,674)
Revision of estimate	95
Balance at December 31, 2002	$ –

In October 2001, we completed the sale of the Canadian facility for net proceeds of approximately $1.0 million, which we allocated to Genzyme Biosurgery. We adjusted the allocated fair value of the Canadian facility to equate to the proceeds of the disposal.

As of December 31, 2002, the restructuring was complete and a total of $8.3 million of costs had been charged for exit activity and integration costs.

In connection with the purchase of Biomatrix, we allocated approximately $82.1 million of the purchase price to IPR&D. In accordance with accounting principles generally accepted in the U.S., the

amount allocated to IPR&D was charged to expense in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery for the year ended December 31, 2000. Our management is responsible for determining the fair value of the acquired IPR&D. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. A 38% discount rate was used which is consistent with the risks of each project. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of Biomatrix up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.
The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of Biomatrix's IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery for the year ended December 31, 2000. Genzyme Biosurgery is amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 1.5 years to 11 years. As of December 31, 2002, except for our viscosupplementation product for the hip launched in Europe in 2002, the technological feasibility of the acquired programs and technology platforms had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

GelTex

In December 2000, we acquired GelTex. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition. The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Cash paid	$ 515,151
Issuance of 15.8 million shares of Genzyme General Stock.	491,181
Issuance of options and warrants to purchase 3.2 million shares of Genzyme General Stock	62,882
Existing equity investment in GelTex	2,500
Acquisition costs	4,321
Total purchase price	$1,076,035
Cash and cash equivalents	$ 67,656
Short-term investments	75,338
Prepaid expenses and other assets	24,669
Inventory	8,156
Property, plant & equipment	45,477
Intangible assets (to be amortized straight-line over 5 to 15 years)	465,109
Goodwill	452,544
In-process research and development	118,048
Deferred tax asset	35,016
Deferred compensation	10,206
Assumed liabilities	(47,789)
Deferred tax liability	(178,395)
Allocated purchase price	$1,076,035

The 15.8 million shares of Genzyme General Stock issued in exchange for all of the outstanding shares of GelTex common stock were valued at $491.2 million using the average trading price of Genzyme General Stock over three days before and after the September 11, 2000 announcement of the merger. Options and warrants to purchase approximately 3.2 million shares of Genzyme General Stock were valued at $62.9 million using the Black-Scholes model. In accordance with FIN 44, the intrinsic value of the portion of the unvested options related to the future service period of $10.2 million has been allocated to deferred compensation in stockholders' equity. The unvested portion was amortized to operating expense over the remaining vesting period of approximately one year, which concluded in December 2001.

As part of the acquisition of GelTex, we acquired all of GelTex's interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for the investment in RenaGel LLC under the equity method. Because we already owned a 50% interest in RenaGel LLC, the assets of RenaGel LLC were adjusted to fair value only to the extent of the 50% interest we acquired.

In connection with the purchase of GelTex, Genzyme General allocated approximately $118.0 million of the purchase price to IPR&D. Our management is responsible for determining the fair value of the acquired IPR&D. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. The discount rates used were consistent with the risks of each project, and ranged from 35% to 40%. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each

purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of GelTex up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of the GelTex IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2000. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 15 years. As of December 31, 2002, the technological feasibility of the acquired projects had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Except for our viscosupplementation product for the hip launched in Europe in 2002, substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technical feasibility. In addition, once research is completed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue and on the results of preclinical and clinical studies. We cannot give you assurances that any of these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Unaudited Pro Forma Financial Summary

The following unaudited pro forma financial summary is presented as if the acquisitions of Novazyme, Wyntek, Focal, GelTex and Biomatrix were completed as of January 1, 2001 and 2000. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated at these dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as acquired IPR&D charges of $86.8 million resulting from the acquisition of Novazyme, $8.8 million resulting from the acquisition of Wyntek, $118.0 million resulting from the acquisition of GelTex and $82.1 million resulting from the acquisition of Biomatrix are not reflected in the following unaudited pro forma financial summary:

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2001	2000
Total revenues	$1,232,190	$1,039,771
Income (loss) before cumulative effect of change in accounting for derivative financial instruments	(44,168)	2,154
Cumulative effect of change in accounting for derivative financial instruments, net of tax	4,167	–
Net income (loss)	(40,001)	2,154
Net income allocated to Genzyme General Stock:		
Net income allocated to Genzyme General Stock before cumulative effect of change in accounting for derivative financial instruments	$ 120,009	$ 153,825
Cumulative effect of change in accounting for derivative financial instruments	4,167	–
Net income allocated to Genzyme General Stock	$ 124,176	$ 153,825
Net income per share allocated to Genzyme General Stock:		
Basic:		
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$ 0.59	$ 0.81
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	–
Net income per share allocated to Genzyme General Stock	$ 0.61	$ 0.81

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2001	2000
Diluted		
Net income per share before cumulative effect of change in accounting for derivative financial instruments principle	$ 0.56	$ 0.76
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	–
Net income per share allocated to Genzyme General Stock	$ 0.58	$ 0.76
Weighted average shares outstanding:		
Basic	204,107	190,597
Diluted	213,234	215,049
Net loss allocated to Biosurgery Stock – basic and diluted	$(134,459)	$(129,045)
Net loss per share allocated to Biosurgery Stock – basic and diluted	$ (3.52)	$ (3.36)
Weighted average shares outstanding – basic and diluted	39,019	38,438

Note D. Disposition of Assets

Snowden-Pencer Products

In November 2001, we sold our Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $15.9 million in net cash, which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41 million at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale. We also recorded a related tax benefit of $4.7 million in our consolidated financial statements.

ATIII LLC

In July 2001, we transferred our 50% ownership interest in ATIII LLC, to GTC. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of GTC's products based on ATIII beginning three years after the first commercial sale of each such product; up to a cumulative maximum amount of $30.0 million. We will allocate any royalty amounts that we receive to Genzyme General. Prior to the transfer, we consolidated the results of ATIII LLC, and allocated it to Genzyme General, because we had control of ATIII LLC through our combined, direct and indirect ownership interest in the joint venture.

Note E. Derivative Financial Instruments

We use an interest rate swap to mitigate the risk associated with a floating rate lease obligation, and have designated the swap as a cash flow hedge. The notional amount of this swap at December 31, 2002 was $25.0 million. Because the critical terms of the swap agreement correspond to the related lease obligation, there were no amounts of hedge ineffectiveness during 2002. No gains or losses were excluded from the assessment of hedge effectiveness. We record the differential to be paid or received on the swap as incremental interest expense. The fair value of the swap at December 31, 2002, representing the cash requirements to settle the agreement, was a loss of approximately $(3.9) million.

We periodically enter foreign currency forward contracts, all of which have durations of three months. These contracts have not been designated as hedges and, accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement amount of foreign currency forward contracts outstanding at December 31, 2002 was $46.2 million. At December 31, 2002, these contracts had a fair value of $2.3 million, representing an unrealized loss. This amount has been recorded in our consolidated statement of operations and the combined statement of operations for Genzyme General for the year ended December 31, 2002 and in accrued expenses in our consolidated balance sheet and the combined balance sheet of Genzyme General as of December 31, 2002.

For the year ended December 31, 2002, we recorded a pre-tax charge of $2.1 million in other expense to reflect the change in value of our warrants to purchase shares of GTC common stock from January 1, 2002 to December 31, 2002. We also recorded a pre-tax charge of $1.6 million in other comprehensive income for the year ended December 31, 2002 to reflect the change in value of our interest rate swap contract during the period, net of tax.

In the normal course of business, we manage risks associated with foreign exchange rates, interest rates and equity prices through a variety of strategies, including the use of hedging transactions, executed in accordance with our management and accounting policies. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. We do not use derivative instruments for trading or speculative purposes.

Note F. Accounts Receivable

Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and

biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $18.9 million at December 31, 2002 and $14.2 million at December 31, 2001.

NOTE G. INVENTORIES

(Amounts in thousands)	December 31, 2002	2001
Raw materials	**$ 45,751**	$ 52,586
Work-in-process	**77,274**	64,925
Finished products	**115,784**	53,898
Total	**$238,809**	$171,409

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2002, our total inventories include $7.5 million of inventory for products that have not yet been approved for sale. In addition, at December 31, 2002, a joint venture in which we have a 50% ownership interest has $17.3 million of inventory for a product that has not yet been approved for sale, of which $8.6 million represents our portion of the unapproved inventory of the joint venture.

NOTE H. PROPERTY, PLANT AND EQUIPMENT

(Amounts in thousands)	December 31, 2002	2001
Plant and equipment	**$ 409,371**	$ 317,707
Land and buildings	**385,294**	303,691
Leasehold improvements	**122,707**	122,800
Furniture and fixtures	**29,661**	23,139
Construction-in-progress	**200,122**	150,918
	1,147,155	918,255
Less accumulated depreciation	**(344,707)**	(282,941)
Property, plant and equipment, net	**$ 802,448**	$ 635,314

Our depreciation expense was $62.5 million in 2002, $56.7 million in 2001 and $33.6 million in 2000.

We capitalize costs we have incurred in validating the manufacturing process for products which have reached technological feasibility. As of December 31, 2002, capitalized validation costs, net of accumulated depreciation, were $15.3 million. We have capitalized the following amounts of interest costs incurred in financing the construction of our manufacturing facilities:

For the years ended December 31, 2002	2001	2000
$4.5 million	$4.2 million	$2.2 million

The estimated cost to complete the assets under construction as of December 31, 2002 is $271.5 million.

During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts, which we allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been reallocated as a capitalized cost of that facility.

In 1997, we temporarily suspended bulk production of HA at our bulk HA manufacturing facility in Haverhill, England, because we determined that we had sufficient quantities of HA on hand to meet the demand for our Sepra products for the near term. In the first quarter of 2002, we began a capital expansion program to build HA manufacturing capacity at one of our existing manufacturing facilities in Framingham, Massachusetts. During the third quarter of 2002, we determined that we had sufficient inventory levels to meet demand until the Framingham facility is completed and validated, which is estimated to be within one year. In connection with this assessment, at September 30, 2002, we concluded that we no longer require the manufacturing capacity at the HA plant in England and recorded an impairment charge of approximately $9.0 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery to write off the assets at the England facility.

In 2000, we recorded a $4.3 million charge for the write-off of abandoned equipment at our Springfield Mills manufacturing facility located in England. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

NOTE I. GOODWILL AND OTHER INTANGIBLE ASSETS

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic

tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and thus has been adopted by us effective at the beginning of fiscal year 2002.

Goodwill

Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, we ceased amortizing goodwill. At January 1, 2002, our gross goodwill totaled $799.5 million, including $4.3 million of acquired workforce intangible assets previously classified as other intangible assets at December 31, 2001, net of related deferred tax liabilities, of which $1.6 million was allocated to our Therapeutics reporting segment, $0.8 million was allocated to our Diagnostic Products reporting segment and $1.8 million was allocated to Genzyme Biosurgery.

In November 2001, we sold our Snowden-Pencer line of surgical instruments and recorded a loss of $25.0 million, which we allocated to Genzyme Biosurgery. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.

We completed the transitional and annual impairment tests for the $592.1 million of net goodwill related to our other reporting units during 2002, as provided by SFAS No. 142, and determined that no additional impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstance suggest that the carrying value of an asset may not be recoverable.

The following table contains the changes in our net goodwill during the year ended December 31, 2002 (amounts in thousands):

	As of December 31, 2001	Adjustments	Impairments	**As of December 31, 2002**
Goodwill:				
Genzyme General:				
Therapeutics [1]	$387,213	$(6,359)	$ –	**$380,854**
Renal [2]	82,508	(31)	–	**82,477**
Diagnostic Products [3]	32,427	789	–	**33,216**
Other	56,462	171	–	**56,633**
Total	558,610	(5,430)	–	**553,180**
Genzyme Biosurgery [4,5]	236,621	(491)	(113,859)	**122,271**
Genzyme Molecular Oncology	–	–	–	**–**
Total	795,231	(5,921)	(113,859)	**675,451**
Accumulated amortization	(97,809)	(1,156)	15,589	**(83,376)**
Goodwill, net	$697,422	$(7,077)	$ (98,270)	**$592,075**

[1] *Adjustments for our Therapeutics reporting segment include:*

- *$(8.8) million resulting from an adjustment to the value assigned to the deferred tax assets and liabilities recorded in connection with our acquisition of GelTex;*
- *$1.6 million of workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, resulting from our acquisition of GelTex reclassified as required by SFAS No. 142;*
- *$1.3 million resulting from an adjustment to value assigned to the deferred tax assets recorded in connection with our acquisition of Novazyme; and*
- *a $(0.5) million net decrease in goodwill resulting primarily from the reversal of $(1.3) million of excess integration and exit activity costs accruals related to our acquisition of Novazyme.*

[2] *During 2002, we created our Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, goodwill amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of our Therapeutics reporting segment. We have reclassified our 2001 goodwill disclosures by segment to conform to our 2002 presentation. Adjustments for our Renal reporting segment resulted from reclassifications related to our acquisition of GelTex.*

[3] *Adjustments for our Diagnostic Products reporting segment represent workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, resulting from our acquisition of Wyntek, reclassified as required by SFAS No. 142.*

[4] *Adjustments for Genzyme Biosurgery include:*

- *workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, of $1.4 million resulting from our acquisition of Biomatrix and $0.4 million resulting from our acquisition of Focal reclassified as required by SFAS No. 142; and*
- *$(2.3) million resulting from a reclassification adjustment related to our acquisition of Biomatrix.*

[5] *Impairment for Genzyme Biosurgery represents the impairment charge we recorded in 2002, in accordance with the transitional provisions of SFAS No. 142, related to the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit.*

Other Intangible Assets

The following table contains information on our other intangible assets for the periods presented (amounts in thousands):

	As of December 31, 2002			As of December 31, 2001		
	Gross Other Intangible Assets	**Accumulated Amortization**	**Net Other Intangible Assets**	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Technology	**$551,836**	**$ (88,222)**	**$463,614**	$551,743	$(44,253)	$507,490
Patents	**196,997**	**(37,014)**	**159,983**	196,968	(21,804)	175,164
Trademarks	**91,754**	**(15,945)**	**75,809**	91,754	(9,960)	81,794
License fees	**26,862**	**(7,261)**	**19,601**	25,460	(5,371)	20,089
Distribution agreements	**13,950**	**(3,550)**	**10,400**	13,950	(1,807)	12,143
Customer lists	**8,324**	**(4,031)**	**4,293**	8,324	(3,199)	5,125
Other	**12,242**	**(11,464)**	**778**	18,123	(10,704)	7,419
Total	**$901,965**	**$(167,487)**	**$734,478**	$906,322	$(97,098)	$809,224

All of our other intangible assets are amortized over their estimated useful lives which range between 1.5 years to 40 years. Total amortization expense for our other intangible assets was:

- $71.5 million for the year ended December 31, 2002;
- $69.8 million for the year ended December 31, 2001; and
- $11.9 million for the year ended December 31, 2000.

Amortization expense for each year presented includes $1.2 million related to the amortization of a non-compete agreement which is charged to cost of products sold. Amortization expense for the year ended December 31, 2001 excludes the expense related to the amortization of goodwill.

The estimated future amortization expense for other intangible assets for the five succeeding fiscal years is as follows (amounts in thousands):

Year ended December 31,	Estimated Amortization Expense
2003	$70,142
2004	69,725
2005	69,205
2006	66,703
2007	66,633

Adjusted Net Income (Loss)

The following tables present the impact SFAS No. 142 would have had on our amortization of intangibles expense and net income (loss) had the standard been in effect for the years ended December 31, 2001 and 2000 (amounts in thousands, except per share amounts):

	Year ended December 31, 2001			Year ended December 31, 2000		
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$ 121,124	$(52,541)	$ 68,583	$ 22,974	$(12,259)	$ 10,715
Net income (loss) before cumulative effect of change in accounting for derivative financial instruments	$(116,323)	$ 52,541	$(63,782)	$ (62,940)	$ 12,259	$ (50,681)
Cumulative effect of change in accounting for derivative financial instruments, net of tax	4,167	–	4,167	–	–	–
Net income (loss)	$(112,156)	$ 52,541	$(59,615)	$ (62,940)	$ 12,259	$ (50,681)
Net income allocated to Genzyme General Stock:						
Net income allocated to Genzyme General Stock before cumulative effect of change in accounting for derivative financial instruments	$ 40,376	$ 37,020	$ 77,396	$121,455	$ 6,608	$128,063
Cumulative effect of change in accounting for derivative financial instruments, net of tax	4,167	–	4,167	–	–	–
Net income allocated to Genzyme General Stock	$ 44,543	$ 37,020	$ 81,563	$121,455	$ 6,608	$128,063
Net income per share of Genzyme General Stock						
Basic:						
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$ 0.20	$ 0.18	$ 0.38	$ 0.71	$ 0.03	$ 0.74
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	–	0.02	–	–	–
Net income per share allocated to Genzyme General Stock	$ 0.22	$ 0.18	$ 0.40	$ 0.71	$ 0.03	$ 0.74
Diluted:						
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$ 0.19	$ 0.18	$ 0.37	$ 0.68	$ 0.03	$ 0.71
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	–	0.02	–	–	–
Net income per share allocated to Genzyme General Stock	$ 0.21	$ 0.18	$ 0.39	$ 0.68	$ 0.03	$ 0.71

	Year ended December 31, 2001			Year ended December 31, 2000		
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Net income (loss) allocated to Biosurgery Stock	$(126,981)	$15,521	$(111,460)	$(87,188)	$ 555	$(86,633)
Net income (loss) per share of Biosurgery Stock – basic and diluted	$ (3.34)	$ 0.41	$ (2.93)	$ (2.40)	$ 0.02	$ (2.38)
Net income (loss) allocated to Molecular Oncology Stock	$ (29,718)	$ –	$ (29,718)	$(23,096)	$2,227	$(20,869)
Net income (loss) per share of Molecular Oncology Stock – basic and diluted	$ (1.82)	$ –	$ (1.82)	$ (1.60)	$ 0.16	$ (1.44)
Net income (loss) allocated to Surgical Products Stock				$(54,748)	$3,339	$(51,409)
Net income (loss) per share of Surgical Products Stock – basic and diluted				$ (3.67)	$ 0.22	$ (3.45)
Net loss allocated to Tissue Repair Stock				$(19,833)	$ –	$(19,833)
Net loss per share of Tissue Repair Stock – basic and diluted				$ (0.69)	$ –	$ (0.69)

NOTE J. INVESTMENTS IN MARKETABLE SECURITIES AND STRATEGIC EQUITY INVESTMENTS

Marketable Securities

	December 31,			
	2002		2001	
(Amounts in thousands)	**Cost**	**Market Value**	Cost	Market Value
Cash equivalents [1]:				
Corporate notes	**$ –**	**$ –**	$ 1,550	$ 1,552
U.S. Governmental agencies	**2,002**	**2,002**	22,646	22,720
Money market fund	**125,266**	**125,266**	149,233	149,233
	127,268	**127,268**	173,429	173,505
Short-term:				
Corporate notes [2]	**73,186**	**74,434**	47,221	47,921
U.S. Governmental agencies	**26,455**	**26,751**	16,084	16,464
Non U.S. Governmental agencies	**4,718**	**4,807**	1,042	1,066
U.S. Treasury notes	**–**	**–**	1,005	1,030
	104,359	**105,992**	65,352	66,481
Long-term:				
Corporate notes [2]	**480,144**	**498,869**	509,560	521,519
U.S. Governmental agencies	**129,901**	**134,833**	156,282	157,526
Non U.S. Governmental agencies	**25,586**	**26,571**	36,397	36,929
U.S. Treasury notes	**20,862**	**21,928**	89,611	91,792
	656,493	**682,201**	791,850	807,766
Total cash equivalents, short- and long-term investments	**$888,120**	**$915,461**	$1,030,631	$1,047,752
Investments in equity securities	**$ 52,954**	**$ 42,945**	$ 50,347	$ 88,686

[1] *Cash equivalents are included as part of cash and cash equivalents on our balance sheets.*

[2] *Short-term corporate notes includes $4.5 million of long-term corporate notes, allocated to Genzyme Molecular Oncology that mature in more than one year because Genzyme Molecular Oncology will need to utilize these investments within the next twelve months to fund its operating activities.*

The following table contains information regarding the range of contractual maturities of our investments in debt securities:

	December 31,			
	2002		2001	
(Amounts in thousands)	**Cost**	**Market Value**	Cost	Market Value
Within 1 year	**$227,133**	**$228,721**	$ 238,781	$ 239,986
1–2 years [1]	**163,997**	**169,465**	202,071	206,705
2–10 years [1]	**496,990**	**517,275**	589,779	601,061
	$888,120	**$915,461**	$1,030,631	$1,047,752

[1] *$4.5 million of long-term corporate notes, allocated to Genzyme Molecular Oncology, are classified as short-term investments as of December 31, 2002 because Genzyme Molecular Oncology will need to utilize these investments within the next twelve months to fund operating activities.*

Realized and Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

In December 2002, we recorded the following impairment charges because we considered the decline in value of these strategic equity investments to be other than temporary:

- $9.2 in connection with our investment in the common stock of GTC;
- $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group;
- $2.0 million in connection with our investment in the common stock of Dyax; and
- $0.8 million in connection with our investment in the common stock of Targeted Genetics.

Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. At December 31, 2002, our stockholders' equity includes unrealized losses of approximately $10.0 million, related to the other strategic equity investments in equity securities allocated to Genzyme General.

Offsetting these impairment charges we recorded and allocated to Genzyme General, are net realized gains of $0.9 million from the sale of investments in equity securities for the year ended December 31, 2002.

We recorded charges of $11.8 million in 2001 in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics. We allocate these investments to Genzyme General.

In August 2001, Pharming Group filed for receivership in order to seek protection from its creditors. In 2001, we recorded a charge of $8.5 million, representing an at-cost write-down of our investment in Pharming Group common stock. We allocate this investment to Genzyme General.

In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held. As a result of this merger, we recorded a $1.2 million charge to reflect the fair market value of our investment in Aronex at June 30, 2001. We allocate this investment to Genzyme General.

During 2000, we recorded gains of $16.4 million resulting from sales of portions of our investment in GTC common stock. We also recognized a $7.6 million gain resulting from the acquisition of Celtrix Pharmaceuticals, Inc. by Insmed Pharmaceuticals, Inc. in which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. The tax effect of these gains was offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. We allocate these investments to Genzyme General.

In 2000, we determined that our investment in the common stock of Focal, Inc., which we allocated to Genzyme Biosurgery, was impaired. As a result, we recorded a charge to operations of $7.3 million in 2000, which we allocated to Genzyme Biosurgery.

We record gross unrealized holding gains and losses related to our investments in marketable securities and strategic equity investments, to the extent they are determined to be temporary, in stockholders' equity. The following table sets forth the amounts recorded:

	December 31,	
	2002	2001
Unrealized holding gains	**$27.4 million**	$56.2 million
Unrealized holding losses	**$10.1 million**	$ 0.6 million

We allocate strategic investments in equity securities of unconsolidated entities to our operating divisions. All of the investments included in the following table are allocated to Genzyme General:

(Amounts in thousands)	December 31, 2002 Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Abiomed, Inc.	$15,804	$ 8,400	$ (7,404)
BioMarin Pharmaceutical Inc.	18,000	14,823	(3,177)
Cambridge Antibody Technology Group plc [1,2]	2,910	2,910	–
Dyax Corporation [2]	991	991	–
GTC [2]	5,811	5,811	–
Healthcare Ventures V., L.P.	2,121	2,121	–
Oxford Bioscience Partners IV, L.P	1,250	1,250	–
MPM BioVentures III – QP, L.P.	500	500	–
Pharming Group, N.V. [1]	–	572	572
ProQuest Investments II, L.P.	1,861	1,861	–
Targeted Genetics Corporation [2]	206	206	–
ViaCell, Inc.	3,500	3,500	–
Total at December 31, 2002	**$ 52,954**	**$ 42,945**	**$(10,009)**

(Amounts in thousands)	December 31, 2001 Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Total at December 31, 2001	$50,347	$88,686	$38,339

(1) *Our investment in Cambridge Antibody Technology Group is denominated in British pounds sterling and our investment in Pharming Group is denominated in Euros. We translated these investments into U.S. dollars at the current exchange rates for each of these currencies on December 31, 2002.*

(2) *In December 2002, we recorded impairment charges because we considered the decline in value of these investments to be other than temporary.*

GTC

On April 4, 2002, GTC purchased approximately 2.8 million shares of GTC common stock held by us and allocated to Genzyme General for an aggregate consideration of approximately $9.6 million. We received approximately $4.8 million in cash and a promissory note for the remaining amount of approximately $4.8 million, which we have recorded as a note receivable – related party in our consolidated balance sheet and the combined balance sheet of Genzyme General for the year ended December 31, 2002. The shares of GTC common stock were valued at $3.385 per share in this transaction, using the simple average of the high and low transaction prices quoted on the Nasdaq National Market on April 1, 2002. We have committed to a 24-month lock-up provision on the remaining 4.9 million shares of GTC common stock held by us and allocated to Genzyme General, which is approximately 18% of the shares of GTC common stock outstanding as of December 31, 2002. We accounted for our investment in GTC under the equity method of accounting until May 2002, at which point our ownership interest and board representation was reduced below 20% and we did not have any other factors of significant influence. Accordingly, we ceased to have significant influence over GTC and we began accounting for our investment in GTC under the cost method of accounting in June 2002.

We hold warrants to purchase up to 288,000 shares of GTC common stock at an exercise price of $4.875 per share and warrants to purchase 145,000 shares of GTC common stock at an exercise price of $2.84375 per share. Both GTC warrants are currently exercisable for the underlying shares of GTC common stock.

We recorded in net loss of unconsolidated affiliates our portion of GTC's results through May 2002. Our recognized portion of GTC's net losses was $1.9 million in 2002, $4.3 million in 2001 and $2.1 million in 2000. The fair market value of our investment in GTC common stock was $5.8 million at December 31, 2002 and $45.1 million at December 31, 2001.

In February 2000, we converted $6.6 million in shares of Series B convertible preferred stock of GTC into approximately $1.0 shares of GTC common stock.

In 2000, we recorded gains of $22.7 million relating to public offerings of common stock by GTC. We recorded this gain as gain on affiliate sale of stock and allocated it to Genzyme General.

Agreements with GTC

We have a number of agreements with GTC, including the following:

- services agreement under which GTC pays us for services provided by us, including treasury, data processing and laboratory support services;
- sublease agreement under which we sublease a portion of one of our facilities in Framingham, Massachusetts to GTC; and
- research and development agreement under which each of the parties performs research services for the other.

During 2002, we received approximately $3.3 million from GTC under these agreements. At December 31, 2002, GTC owed Genzyme $2.4 million under these agreements.

Our revenues from research and development agreements with GTC were $2.7 million in 2002, $3.2 million in 2001 and $0.5 million in 2000.

The following tables contain condensed statement of operations and balance sheet data for GTC:

(Amounts in thousands)	Years Ended December 31, 2002	2001	2000
Revenues	**$ 10,379**	$ 13,740	$ 88,149
Operating loss	**(25,909)**	(13,384)	(10,239)
Net loss	**(24,320)**	(16,556)	(13,143)

(Amounts in thousands)	At December 31, 2002	2001
Current assets	**$61,459**	$47,323
Noncurrent assets	**33,913**	72,809
Current liabilities	**13,771**	18,102
Noncurrent liabilities	**12,831**	80

ATIII LLC

In 1998, we formed ATIII LLC with GTC. The collaboration agreement provided that we fund 70% of the first $33.0 million in development costs, excluding facility costs, under this program, 50% of all development costs thereafter, and 50% of all new facility costs to be incurred by ATIII LLC. However, under an interim funding agreement, we shared the costs of this program incurred between January 1, 2001 and February 2, 2001 equally with GTC. As our combined direct and indirect interest in ATIII LLC was in excess of 50%, we consolidated the results of ATIII LLC and recorded GTC's portion of the ATIII LLC's losses as minority interest. We allocated our ownership interest in ATIII LLC to Genzyme General.

In July 2001, we transferred our 50% ownership interest in ATIII to GTC. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of GTC's products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million. We will allocate any royalty payments we receive to Genzyme General.

Dyax Corp.

In October 1998, we entered into a collaboration agreement with Dyax to develop and commercialize one of Dyax's proprietary compounds for the treatment of chronic inflammatory diseases. In May 2002, we restructured our collaboration agreement with Dyax for the development of the kallikrein inhibitor DX-88. As a result, our option to acquire a 50% interest in DX-88 for hereditary angioedema, or HAE, and other potential indications will be exercisable after the first phase 2 clinical trial of DX-88 for use in HAE has concluded and we have had an opportunity to review the data. The restructured agreement also provides Dyax with an option to acquire our interest in the potential application of DX-88 for the reduction of blood loss and other effects of systemic inflammatory responses in surgery. This option expires in March 2003.

Under the revised collaboration agreement, the line of credit we extended to Dyax was increased from $3.0 million to $7.0 million. In connection with the increase, Dyax issued a senior secured promissory note in the principal amount of $7.0 million to us under which it can request periodic advances of not less than $250,000 in principal, subject to certain conditions. Advances under this note bear interest at the prime rate plus 2%, which was 6.3% at December 31, 2002, and are due, together with any accrued but unpaid interest, in May 2005. As of December 31, 2002, Dyax had drawn $7.0 million under the note, which we have recorded as a note receivable-related party in our consolidated balance sheet and the combined balance sheet of Genzyme General. Dyax is considered a related party because the chairman and chief executive officer of Dyax is a member of our board of directors and two of our directors are directors of Dyax. Pursuant to the terms of the note, we are not obligated to make advances in excess of $1.5 million during any calendar quarter.

We have two license agreements with Dyax Corp. for Dyax's phage display technology. We pay annual license maintenance fees of $50,000 for this license. We will also make milestone payments and pay royalties on net sales of diagnostic and therapeutic products discovered, made or developed using the licensed technology. From September 1996 through April 2002, we subleased office and laboratory space in Cambridge, Massachusetts to Dyax. Rental payments under this sublease were $53,943 per month. Dyax paid approximately $215,773 in sublease fees to us during 2002.

NOTE K. INVESTMENTS IN JOINT VENTURES

Our investment in joint ventures is included in other assets, non-current, on our balance sheet. Except as described below, we own a 50% interest in the following joint ventures, all of which are allocated to Genzyme General:

Joint Venture	Partner(s)	Effective Date	Product/Indication
BioMarin/ Genzyme LLC	BioMarin Pharmaceutical Inc.	September 1998	Aldurazyme enzyme for the treatment of mucopolysaccharidosis-I
Pharming/ Genzyme LLC	Pharming Group N.V. [1]	October 1998	Human alpha-glucosidase for the treatment of Pompe disease (transgenic product)
Genzyme/ Pharming Alliance LLC	Pharming Group N.V. [1]	June 2000	Human alpha-glucosidase for the treatment of Pompe disease (produced using CHO cells)
Diacrin/ Genzyme LLC [2]	Diacrin, Inc.	October 1996	Products using porcine fetal cells; for the treatment of Parkinson's and Huntington's diseases

[1] *In August 2001, Pharming Group and certain of its affiliates filed for court-supervised receivership. We thereafter committed to fund all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenic human alpha-glucosidase to the patients who were enrolled in the clinical trial of the product until they could be transitioned to a CHO-cell derived product. We also acquired the manufacturing facility in Geel, Belgium that was operated by Pharming Group's subsidiary Pharming N.V. as part of our effort to ensure the continued supply of the transgenic product to these patients. Also in August 2001, we terminated our strategic alliance agreement with Pharming Group and certain of its affiliates for the development of a CHO-cell derived product for Pompe disease due to Pharming Group's failure to make funding payments, and thereby assumed full operational and financial responsibility for the development of the CHO-cell derived product and*

Genzyme/Pharming Alliance LLC, which became our wholly-owned subsidiary. In August 2002, we finalized settlement arrangements with Pharming Group and certain of its affiliates related to the Pompe programs. As part of the settlement arrangements, Pharming Group and certain of its affiliates assigned or exclusively licensed to us their intellectual property related to Pompe disease and transferred their interest in Pharming/Genzyme LLC to us. Pharming/Genzyme LLC is now our wholly-owned subsidiary. Pharming Group and certain of its affiliates came out of receivership later in 2002, but are no longer involved in the Pompe program.

(2) *The joint venture is no longer actively developing these products.*

The following tables describe:

- the amount of funding we have provided to each joint venture and unconsolidated affiliate to date;
- amounts due to us by each joint venture and unconsolidated affiliate as of December 31, 2002 for services we provided on behalf of the joint venture, which we have recorded on our balance sheet as prepaids and other current assets;
- our portion of the losses of each joint venture and unconsolidated affiliate for the periods presented, which we have recorded as charges to equity in net loss of unconsolidated affiliates in our statement of operations; and
- total net losses of each joint venture and unconsolidated affiliate for the periods presented.

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	**Total Funding through December 31, 2002**	**Receivables as of December 31, 2002**
BioMarin/Genzyme LLC	**$ 65.2**	**$2.8**
Pharming/Genzyme LLC	**21.9**	**-**
Genzyme/Pharming Alliance LLC	**8.5**	**-**
Diacrin/Genzyme LLC	**33.1**	**-**
GTC	**-**	**2.4**
Totals	**$128.7**	**$5.2**

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	Our Portion of the Net Losses from Our Unconsolidated Affiliates			Total Losses of Our Unconsolidated Affiliates		
	2002	2001	2000	**2002**	2001	2000
BioMarin/Genzyme LLC	**$(14.5)**	$(18.5)	$(12.6)	**$(29.6)**	$(36.9)	$(25.3)
Diacrin/Genzyme LLC	**(0.5)**	(2.3)	(6.2)	**(0.7)**	(3.1)	(8.2)
GTC	**(1.9)**	(4.3)	(2.1)	**(24.3)**	(16.6)	(13.1)
RenaGel LLC	**-**	–	(15.9)	**-**	–	(10.7)
Pharming/Genzyme LLC	**-**	(2.9)	(6.6)	**-**	(5.8)	(13.3)
Genzyme/Pharming Alliance LLC	**-**	(6.5)	(1.5)	**-**	(13.0)	(2.9)
Focal, Inc.	**-**	(1.3)	–	**-**	(6.0)	–
Other	**-**	0.1	(0.1)	**-**	0.3	(0.1)
Totals	**$(16.9)**	$(35.7)	$(45.0)	**$(54.6)**	$(81.1)	$(73.6)

Condensed financial information for our joint ventures and unconsolidated affiliates, excluding GTC, is summarized below:

	For the years ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Revenue	**$ 296**	$ 1,519	$ 47,083
Gross profit	**(7,692)**	(969)	23,748
Operating expenses	**(22,776)**	(69,450)	(107,621)
Net loss	**(30,321)**	(67,545)	(60,280)

	December 31,	
(Amounts in thousands)	**2002**	2001
Current assets	**$28,080**	$ 11,538
Noncurrent assets	**-**	106
Current liabilities	**5,019**	28,817
Noncurrent liabilities	**-**	–

Agreements and Transactions with Pharming Group N.V.

In 2002, we cancelled our manufacturing contract for the clinical development of the CHO therapy licensed from Synpac and we recorded and allocated to Genzyme General a charge of $8.8 million to research and development to reflect bulk product purchases and contract cancellation charges. The cancellation of our contract with Synpac was a result of our comparison study of our enzyme programs for the treatment of Pompe disease that we concluded during the first quarter of 2002. The enzyme programs included:

- the transgenic enzyme developed by Pharming/Genzyme LLC, our joint venture with Pharming Group;
- the internally developed enzyme derived from a CHO-cell line;

- the CHO enzyme licensed from Synpac (North Carolina), Inc. in 2000; and
- an enzyme produced using technology we obtained in the Novazyme acquisition in 2001.

The analysis of the data from the study indicated that our internally developed CHO-cell product offers the clearest and most efficient pathway to commercialization based on both clinical and manufacturing considerations. In addition to the cancellation of our contract with Synpac and the $8.8 million charge, we:

- will continue to supply the CHO therapy licensed from Synpac to patients participating in the extensions of clinical trials, until they can be transitioned to the internally developed CHO-cell product; and
- will proceed with the pre-clinical development of an enzyme produced using technology we obtained through the acquisition of Novazyme as a potential next-generation therapy for Pompe disease and utilize Novazyme's engineering technologies to develop improved second-generation versions of our marketed products and optimal products for the treatment of other LSDs.

In 2001, we recorded $27.0 million of charges to selling, general and administrative expenses resulting from Pharming Group N.V.'s decision to file for and operate under a court-supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group, and a charge of $16.8 million representing our commitment to fund all of the operations of the LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the patients currently enrolled in the clinical trial of this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August 2001 and have assumed full operational and financial responsibility for the development of the CHO-cell product. Pharming/Genzyme LLC, the vehicle for our joint venture with Pharming Group covering a transgenic product for Pompe disease continues to exist; however, we do not intend to commercialize this product.

As of December 31, 2002, only three patients of the nine patients enrolled in the clinical trial of the transgenic product have not been transitioned to a CHO-cell derived product. We determined we had sufficient quantities of transgenic product to cover the patients until they are finally transferred. As a result, we revised our estimated cost of this legal obligation and reversed $5.5 million of amounts in excess of requirements to selling, general and administrative expense in December 2002.

At December 31, 2002, $2.6 million remained in the reserve for our contractual obligation to provide transgenic product as follows (amounts in thousands):

Initial commitment to fund the operations of the transgenic program	$16,807
Payments in 2001	(2,683)
Balance at December 31, 2001	14,124
Payments in 2002	(6,031)
Revision of estimate	(5,497)
Balance at December 31, 2002	$ 2,596

In 2001, we recorded a charge of $4.7 million to research and development expenses, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we determined was uncollectible. We allocated this charge to Genzyme General.

Note L. Accrued Expenses

	December 31,	
(Amounts in thousands)	**2002**	2001
Compensation	**$ 65,880**	$ 51,827
Purchase accrual	**27,548**	12,508
Bank overdraft	**18,194**	19,468
Other	**79,132**	60,937
Total accrued expenses	**$190,754**	$144,740

Note M. Long-Term Debt and Leases

Long-Term Debt and Capital Lease Obligations

While we are responsible for repaying all long-term debt and capital lease obligations, we allocate these obligations to our operating divisions for financial reporting purposes based on the intended use of the funds.

Our long-term debt and capital lease obligations consist of the following:

	December 31,	
(Amounts in thousands)	**2002**	2001
3% convertible subordinated debentures due May 2021	**$ 575,000**	$575,000
Revolving credit facility maturing in December 2003	**284,000**	234,000
6.9% convertible subordinated note due May 2003	**10,000**	10,000
Notes payable	**7**	6,723
Capital lease obligations	**25,768**	26,832
	$ 894,775	$852,555
Less current portion	**(294,737)**	(7,746)
Total	**$ 600,038**	$844,809

Over the next five years, we will be required to repay the following principal amounts on our long-term debt (excluding capital leases) (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$294.0	–	–	$575.0	–	–

3% Convertible Subordinated Debentures

In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021. After deducting the underwriter's discount and offering costs of $12.9 million, net proceeds from the offering were approximately $562.1 million. We have allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We pay interest on these debentures on May 15 and November 15 each year.

Holders may surrender their debentures for conversion into shares of Genzyme General Stock at a conversion price of approximately $70.30 per share, subject to adjustment, if any of the following conditions is satisfied:

- if the closing sale price of Genzyme General Stock for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender is more than 110% of the conversion price per share of Genzyme General Stock;
- if we have called the debentures for redemption; or
- upon the occurrence of specified corporate transactions.

Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. The redemption price would be 100.75% of the principal amount if redeemed from May 20, 2004 through May 14, 2005, and 100% of the principal amount thereafter.

Interest expense related to these debentures was $20.0 million in 2002, which includes $2.8 million for amortization of offering costs and $12.9 million in 2001, which includes $1.8 million for amortization of offering costs. The fair value of these debentures was $532.6 million at December 31, 2002 and $631.8 million at December 31, 2001.

5¼% Convertible Subordinated Notes

In June 2001, we completed the redemption of our $250.0 million in principal of 5¼% convertible subordinated notes that were originally due 2005. Prior to the redemption date, holders of the notes elected to convert substantially all of the principal of the notes into approximately 12,597,000 shares of Genzyme General Stock, 685,000 shares of Biosurgery Stock and 682,000 shares of Molecular Oncology Stock. On June 15, 2001, the redemption date, we redeemed the remaining notes using cash allocated to Genzyme General.

Revolving Credit Facility

At December 31, 2000, we had access to a $500.0 million revolving credit facility, $150.0 million of which matured in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000, $368.0 million was outstanding under this facility, $150.0 million of which was allocated to Genzyme General and $218.0 million of which was allocated to Genzyme Biosurgery. In May 2001, we repaid the $150.0 million we had drawn under this facility to finance a portion of the cash component of the GelTex merger consideration. In November 2001, we drew an additional $17.0 million under the $350.0 million facility that matures in December 2003, all of which was allocated to Genzyme Biosurgery. In December 2001, we repaid $1.0 million of the funds drawn under this facility using cash allocated to Genzyme Biosurgery. We allowed the $150.0 million facility to expire without renewal at its maturity date in December 2001. As of December 31, 2002, we have access to a $350.0 million revolving credit facility that matures in December 2003, of which $284.0 million remained outstanding and allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin, which was, in the aggregate, 2.5% at December 31, 2002. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants. We intend to refinance our revolving credit facility in 2003.

5% Convertible Subordinated Debentures

In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures that were originally due 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1,305,000 shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General.

6.9% Convertible Subordinated Note

In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note due May 14, 2003 in favor of UBS Warburg LLC. At December 31, 2002, $10.0 million principal amount of this note remained outstanding. We use cash allocated to Genzyme Biosurgery to satisfy debt service on this note.

Notes Payable

In connection with our acquisition of Novazyme in September 2001, we assumed a note payable that matured in December 2002, in the amount of $1.6

million. In connection with our acquisition of GelTex in December 2000, we assumed notes payable, which matured in June and September 2002, aggregating $5.4 million. We used cash allocated to Genzyme General to satisfy these debts.

Capital Leases

In connection with our acquisition of GelTex in December 2000, we assumed a capital lease obligation pursuant to an October 1998 lease agreement for the construction of GelTex's administrative offices in Waltham, Massachusetts. The lease provides for the lessor to fund the construction of the facility in exchange for interest-only lease payments equal to the total amount funded by the lessor multiplied by the LIBOR rate plus 1.8%. The construction was completed in October 1999 and the construction costs funded by the lessor aggregated $25.0 million. After giving effect to an interest rate swap agreement, we make monthly interest payments of $187,000 based on a fixed rate of 8.99% and an outstanding principal amount of $25.0 million. Therefore, we will make annual interest payments under this lease of approximately $2.1 million each year through 2005. The $25.0 million capital lease obligation and corresponding building is recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General. The building is being depreciated over its estimated useful life.

During the term of the lease, we have the option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million, plus any accrued and unpaid lease payments and certain other costs, which aggregate amount is referred to as the Purchase Option Price. At the end of the lease term of October 31, 2005, we have the option to:

- purchase the building and improvements for the Purchase Option Price;
- arrange for the facility to be purchased by a third party; or
- return the building and improvements to the lessor.

In the case of the latter two options, however, we are contingently liable to the extent the lessor is not able to realize 85% of the Purchase Option Price upon the sale or disposition of the property.

In December 2000, in connection with the acquisition of Biomatrix, we assumed the remaining principal balance of $1.5 million due under a $2.3 million capital lease that Biomatrix had entered into with GE Capital in December 1998. The lease has a five-year term, a coupon rate of 7.4%, and is payable in equal monthly installments. Certain of the machinery and equipment we acquired through the merger is pledged as collateral for this financing.

In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in the second half of 2003 and the value of the building and related obligation will be recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General when we begin to occupy the space. We have included estimated payments for this lease in the summary capital lease schedule below. The lease term is for fifteen years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.

Over the next five years and thereafter, we will be required to repay the following amounts under non-cancellable capital leases (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$6.4	$10.7	$35.7	$8.5	$8.5	$101.3

Operating Leases

In July 2002, we entered into an agreement to lease 61,101 square feet of additional office space in Cambridge, Massachusetts. We allocate the future minimum payments due under the lease 50% to Genzyme General and 50% to Genzyme Biosurgery based upon our current assessment of the long-term occupancy ratio for this location. The term of the lease is seven years with rent payable monthly in advance commencing on October 1, 2002. Remaining fixed rent payments during the term of the lease are as follows (amounts in thousands):

	Allocated to		
	Genzyme General	Genzyme Biosurgery	Total
2003	$1,016	$1,016	$ 2,032
2004	1,045	1,045	2,090
2005	1,076	1,076	2,152
2006	1,099	1,099	2,198
2007	1,099	1,099	2,198
Thereafter	1,923	1,923	3,846
Total	$7,258	$7,258	$14,516

Pursuant to the terms of the lease agreement, we are obligated to pay, in addition to yearly fixed rent, our pro rata share of the landlord's operating costs and the real estate taxes for the property in excess of the landlord's operating costs and real estate taxes for 2002. In addition, the landlord will charge us for direct use of electricity at cost. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms with rent equal to the greater of the current base rent

or 95% of fair market value. The lease also provides three options to lease a total of 45,577 square feet of additional space at the property and first offer options on additional space that becomes available in the building.

In May 2002, we entered into an agreement to lease an 85,808 square foot building and related parking area in Westborough, Massachusetts for our genetic testing business. The term of the lease is ten years with rent payable in advance commencing August 1, 2002. Remaining fixed rent payments during the term of the lease are as follows (amounts in thousands):

2003	$ 627
2004	714
2005	930
2006	1,060
Thereafter	7,097
Total	$10,428

Pursuant to the terms of the net lease agreement, we are obligated to pay, in addition to yearly fixed rent, the taxes, betterment assessments, insurance costs, utility charges, base operating costs and certain other expenses related to the property under lease. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms and a one-time option, exercisable during the first five years of the lease, to purchase the land and building under lease.

We lease facilities and personal property under non-cancellable operating leases with terms in excess of one year. Our total expense under operating leases was (amounts in millions):

For the years ended December 31,		
2002	2001	2000
$35.5	$33.7	$27.7

Over the next five years and thereafter, we will be required to pay the following amounts under non-cancellable operating leases (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$32.7	$27.7	$20.6	$13.6	$10.5	$109.6

In June 1992, we entered into a 65-year land lease with an unaffiliated lessor. Our expenses under this lease, which are allocated to Genzyme General, were $1.5 million in each of 2002, 2001 and 2000. Our rent under this lease increases every five years based on the Consumer Price Index or, at a minimum, 3% per year.

In August 2001, we entered into a lease agreement with an unaffiliated lessor for approximately 16 acres of land at the Waterford Industrial Estate in the county of Waterford, Ireland. The land will be used for the development of a multi-product manufacturing center. The lease term is for 999 years with a *de minimis* amount of rent payable in advance on January 1st of each year.

Note N. Stockholder's Equity

Preferred Stock

	At December 31, 2002			At December 31, 2001		
Series	**Authorized**	**Issued**	**Outstanding**	Authorized	Issued	Outstanding
Series A Junior Participating, $0.01 par value	**2,000,000**	**–**	**–**	2,000,000	–	–
Series B Junior Participating, $0.01 par value	**1,000,000**	**–**	**–**	1,000,000	–	–
Series C Junior Participating, $0.01 par value	**400,000**	**–**	**–**	400,000	–	–
Undesignated	**6,600,000**	**–**	**–**	6,600,000	–	–
Total	**10,000,000**	**–**	**–**	10,000,000	–	–

Our charter permits us to issue shares of preferred stock at any time in one or more series. Our board of directors will establish the preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock before it is issued.

Stock Rights

Under our shareholder rights plan, each outstanding share of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock also represents one preferred stock purchase right for that series of stock. When the stock purchase rights become exercisable, the holders of our common stock will be entitled to purchase the following:

- Genzyme General Stock right: one share of Series A Junior Participating Preferred Stock, par value $0.01 per share, for $150.00;
- Biosurgery Stock right: one share of Series B Junior Participating Preferred Stock, par value $0.01 per share, for $80.00; and
- Molecular Oncology Stock right: one share of Series C Junior Participating Preferred Stock, par value $0.01 per share, for $26.00.

A stock purchase right becomes exercisable either:

- ten days after our board of directors announces that a third party has become the owner of 15% or more

of the total voting power of our outstanding common stock combined; or

- ten business days after a third party announces or initiates a tender or exchange offer that would result in that party owning 15% or more of the total voting power of our outstanding common stock combined.

In either case, the board of directors can extend the ten-day delay. These stock purchase rights expire in March 2009.

Common Stock

We have three series of common stock – Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock – which we also refer to as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company.

The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stocks.

Our charter also requires that distributions be made to holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to that stock's corresponding division are sold to a third party. This mandatory distribution can be in the form of a dividend, a redemption of the division's related tracking stock or an exchange of that tracking stock for Genzyme General Stock, as chosen by our board of directors in its discretion. The distribution, if by dividend or redemption, must equal in value the net after-tax proceeds received from the sale. If our board of directors chooses to make the distribution by issuing Genzyme General Stock in exchange for the selling division's related tracking stock, then the exchange must be effected at a 10% premium to the corresponding tracking stock's average market price calculated over a ten day period beginning on the first business day following the announcement of the sale.

While tracking stock is designed to reflect a division's performance, it is common stock of the entire company. Therefore, a holder of tracking stock is a common stockholder subject to risks of investing in the business, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to any division are nonetheless subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, a holder of tracking stock would have no direct claim against the assets allocated to the corresponding tracked division; a holder of tracking stock would only have the rights of a common stockholder in the combined assets of Genzyme, subject also to the Genzyme charter's allocation of liquidation units as discussed below under the subheading "Liquidation Units."

Common Stock

Series	At December 31, 2002			At December 31, 2001	
	Authorized	**Issued**	**Outstanding**	Issued	Outstanding
Genzyme General Stock, $0.01 par value	**500,000,000**	**214,813,668**	**214,707,310**	213,179,196	213,072,838
Genzyme Biosurgery Stock, $0.01 par value	**100,000,000**	**40,482,299**	**40,482,299**	39,554,105	39,554,105
Genzyme Molecular Oncology Stock, $0.01 par value	**40,000,000**	**16,898,820**	**16,898,820**	16,762,331	16,762,331
Undesignated	**50,000,000**	**-**	**-**	-	-
Total	**690,000,000**	**272,194,787**	**272,088,429**	269,495,632	269,389,274

Rights of Common Stock

Voting Rights

Genzyme General Stock is entitled to one vote per share, which is never adjusted. However, the votes per share of our other series of common stock are adjusted every two years. Specifically, on January 1, 2003 and every second anniversary thereafter, the vote per share to which each series is entitled will be recalculated based on that stock's fair market value divided by the fair market value of a share of Genzyme General Stock, with "fair market value" meaning the average closing price over the 20 consecutive trading days beginning the 30th trading day preceding the January 1st adjustment date. At December 31, 2002 each series of common stock was entitled the following vote per share:

Series	Vote Per Share
Genzyme General Stock	1.00
Biosurgery Stock	0.28
Molecular Oncology Stock	0.28

As stated above, on January 1, 2003, the voting rights for Biosurgery Stock and Molecular Oncology Stock were adjusted based on the fair market value of the stock. The adjusted voting rights are as follows:

Series	Vote Per Share
Genzyme General Stock	1.00
Biosurgery Stock	0.08
Molecular Oncology Stock	0.07

Liquidation Units

If we were to dissolve, liquidate or wind up our affairs, other than as part of a merger, business combination or sale of substantially all of our assets, our stockholders would receive any remaining assets according to the percentage of total liquidation units that they hold. Each series of our common stock is entitled to the following liquidation units:

Series	Units
Genzyme General Stock	100
Biosurgery Stock	100
Molecular Oncology Stock	50

Although we adjust liquidation units to prevent dilution in the event of some subdivisions, combinations or distributions of common stock, we do not adjust them to reflect changes in the relative market value or performance of the tracked divisions.

Two-for-One Stock Split

At our annual meeting on May 31, 2001, our shareholders approved an amendment to our charter which increased the total number of authorized shares of Genzyme common stock from 390,000,000 to 690,000,000 and increased the number of such shares designated as Genzyme General Stock from 200,000,000 to 500,000,000. On June 1, 2001, we completed a two-for-one split of Genzyme General Stock by means of a 100% stock dividend paid to holders of Genzyme General Stock of record on May 24, 2001. We distributed a total of 97,183,724 shares of Genzyme General Stock to holders of Genzyme General Stock in connection with the stock split. All share and per share amounts for Genzyme General Stock have been retroactively revised for all periods presented to reflect the two-for-one split.

Stock Offering

In July 2000, we sold 1,607,400 shares of Molecular Oncology Stock to a limited number of purchasers at a price of $12.91 per share. We received approximately $20.7 million of net proceeds from the offering, which we allocated to Genzyme Molecular Oncology.

Directors' Deferred Compensation Plan

Each member of our board of directors who is not also one of our employees may defer receipt of all or a portion of the cash compensation payable to him or her as a director and receive either cash or stock in the future. Under this plan, the director may defer his or her compensation until his or her services as a director cease or until another date specified by the director.

Under a deferral agreement, a participant indicates the percentage of deferral to allocate to cash and stock, upon which a cash deferral account and a stock deferral account is established. The cash account bears interest at the rate paid on 90-day Treasury bills with interest payable quarterly.

The stock account is for amounts invested in hypothetical shares of Genzyme General Stock, Biosurgery Stock or Molecular Oncology Stock. Under the deferral agreement, a participant directs us how to allocate amounts among each series of stock. These amounts will be converted into shares quarterly at the average closing price of the stock for all trading days during the quarter, for each series of stock.

Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the

year following a director's termination of service or, subject to certain restrictions, in any year elected by the participant. As of December 31, 2002, three of the seven eligible directors had accounts under this plan, and one director is currently participating under this plan.

We have reserved the following numbers of shares to cover distributions credited to stock accounts under the plan:

- 100,000 shares of Genzyme General Stock;
- 63,820 shares of Biosurgery Stock; and
- 50,000 shares of Molecular Oncology Stock.

We had not made any stock distributions under this plan as of December 31, 2002. In January 2002, we made a cash distribution of $15,783 to one director under the terms of his deferral agreement.

Equity Plans

The 2001 Equity Incentive Plan is an amendment and restatement of the 1990 Equity Incentive Plan which was merged into the 2001 Equity Incentive Plan and approved by stockholders in May 2001. The purpose of the plan is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. All of our employees are eligible to receive grants under the 2001 Equity Incentive Plan. The plan provides for the grant of incentive stock options, nonstatutory stock options, and restricted or unrestricted stock awards which may be based on specified performance measures. The exercise price of option grants may not be less than the fair market value at the date of grant. Options granted under the plan may not be re-priced without stockholder approval. Each grant has a maximum term of ten years and generally vests over four years. The compensation committee of our board determines the terms and conditions of each award, including who is eligible to receive awards, the form of payment of the exercise price, the number of shares granted and the exercisability date.

The purpose of the 1997 Equity Incentive Plan is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. All of our employees, except for our officers and directors, are eligible to receive grants under this plan. The 1997 Equity Incentive Plan provides for the grant of nonstatutory stock options, stock equivalents, stock appreciation rights and restricted or unrestricted stock awards. No incentive stock options may be granted under the 1997 Equity Incentive Plan. The exercise price of option grants may not be less than the fair market value at the date of grant. Option grants have a maximum term of ten years and generally vest over four years. The compensation committee of our board determines the terms and conditions of each award, including who is eligible to receive awards, the form of payment of the exercise price, the number of shares granted and the exercisability date. The 1997 Equity Plan was approved by our board of directors in October 1997.

Nonstatutory options under our 1998 Director Stock Option Plan are automatically granted with an exercise price at fair market value to non-employee members of our board of directors when they are elected or re-elected as directors. These options expire ten years after the initial grant date and vest as to one-third of each grant on the date of each annual stockholders meeting following the date of grant. The 1998 Director Stock Option Plan was approved by stockholders in May 1998, and amended by stockholders in May 2001.

The following tables depict activity under our stock option plans:

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
Genzyme General Stock:			
Outstanding at December 31, 1999	23,219,014	$15.56	11,266,106
Granted	7,729,856	23.44	
Granted – premium price	202,760	28.23	
Exercised	(6,183,902)	13.20	
Forfeited and cancelled	(807,018)	21.21	
Outstanding at December 31, 2000	24,160,710	18.60	10,723,368
Granted	6,688,060	52.51	
Exercised	(4,953,670)	14.66	
Forfeited and cancelled	(534,320)	28.38	
Outstanding at December 31, 2001	25,360,780	27.80	11,815,491
Granted	6,950,890	32.52	
Exercised	(1,204,888)	14.76	
Forfeited and cancelled	(1,244,058)	36.79	
Outstanding at December 31, 2002	29,862,724	$29.23	16,002,081

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
Biosurgery Stock:			
Outstanding at December 18, 2000	–	$ –	–
Conversion from Surgical Products Stock options	1,794,684	11.02	
Conversion from Tissue Repair Stock options	1,258,952	24.28	
Assumed from Biomatrix	1,706,639	16.79	
Exercised	(717)	5.59	
Forfeited and cancelled	(19,640)	23.61	
Outstanding at December 31, 2000	4,739,918	16.65	2,444,601
Granted	3,644,850	7.58	
Exercised	(119,037)	3.76	
Forfeited and cancelled	(1,261,861)	14.23	
Outstanding at December 31, 2001	7,003,870	12.54	3,783,030
Granted	2,107,453	4.32	
Exercised	(18,373)	6.02	
Forfeited and cancelled	(950,920)	10.34	
Outstanding at December 31, 2002	8,142,030	$10.65	4,734,922
Molecular Oncology Stock:			
Outstanding at December 31, 1999	1,809,110	$ 6.14	656,648
Granted	603,061	12.65	
Granted – premium price	32,167	23.19	
Exercised	(211,113)	6.66	
Forfeited and cancelled	(82,214)	6.84	
Outstanding at December 31, 2000	2,151,011	8.13	834,955
Granted	671,952	14.83	
Exercised	(15,934)	5.99	
Forfeited and cancelled	(33,010)	15.40	
Outstanding at December 31, 2001	2,774,019	9.68	1,407,425
Granted	845,811	2.44	
Exercised	(497)	4.68	
Forfeited and cancelled	(68,294)	9.23	
Outstanding at December 31, 2002	3,551,039	$ 7.97	1,990,842
Surgical Products Stock:			
Outstanding at December 31, 1999	2,990,570	$ 6.65	563,048
Granted	47,900	10.64	
Exercised	(63,194)	6.69	
Forfeited and cancelled	(13,751)	7.02	
Conversion to Biosurgery Stock options	(2,961,525)	6.69	
Outstanding at December 31, 2000, 2001 and 2002	–		
Tissue Repair Stock:			
Outstanding at December 31, 1999	4,175,766	$ 8.02	1,905,031
Granted	47,217	6.41	
Exercised	(71,615)	4.47	
Forfeited and cancelled	(395,545)	6.76	
Conversion to Biosurgery Stock options	(3,755,823)	8.14	
Outstanding at December 31, 2000, 2001 and 2002	–		

The total exercise proceeds for all options outstanding at December 31, 2002 is:

- $872.8 million for Genzyme General Stock;
- $86.7 million for Biosurgery Stock; and
- $28.3 million for Molecular Oncology Stock.

The following tables contain information regarding the range of option prices as of December 31, 2002:

Genzyme General Stock:

				Exercisable	
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.21 – $14.00	6,137,307	2.98	$10.38	4,394,066	$11.51
14.09 – 26.50	7,516,928	6.07	21.03	5,865,878	20.17
26.79 – 29.44	2,504,286	6.29	29.31	1,585,104	29.37
29.49 – 32.52	6,448,547	9.29	32.44	1,363,216	32.33
32.69 – 59.88	7,255,656	8.40	50.77	2,793,817	51.12
$ 0.21 – $59.88	29,862,724	6.71	$29.23	16,002,081	$25.14

Biosurgery Stock:

				Exercisable	
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.88 – $ 4.24	1,832,735	9.39	$ 4.18	358,759	$ 4.18
4.25 – 6.26	1,336,212	8.09	6.02	546,019	5.98
6.34 – 8.69	1,901,749	7.94	6.83	1,181,422	6.84
8.86 – 11.04	1,344,310	6.45	11.00	1,129,036	11.00
11.33 – 116.51	1,727,024	4.96	25.06	1,519,686	23.41
$ 1.88 – $116.51	8,142,030	7.41	$10.65	4,734,922	$12.85

Molecular Oncology Stock:

				Exercisable	
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.72 – $ 2.31	12,000	8.86	$ 2.05	3,700	$ 2.23
2.33 – 2.33	802,290	9.41	2.33	150,268	2.33
2.63 – 5.75	582,571	6.22	4.70	414,458	4.62
7.00 – 7.00	906,276	4.98	7.00	906,276	7.00
7.68 – 26.85	1,247,902	7.93	13.88	516,140	13.84
$1.72 – $26.85	3,551,039	7.23	$ 7.97	1,990,842	$ 7.92

Employee Stock Purchase Plan

Our 1999 Employee Stock Purchase Plan allows full-time employees to purchase our stock at a discount. The number of shares authorized for purchase under the plan as of December 31, 2002 are:

- 1,289,299 shares of Genzyme General Stock;
- 970,600 shares of Biosurgery Stock; and
- 650,000 shares of Molecular Oncology Stock.

We place limitations on the number of shares of each series of stock that can be purchased under the plan in a given year.

The following table shows the shares purchased by employees for the past three years:

Shares Purchased	Genzyme General Stock	Biosurgery Stock	Molecular Oncology Stock	Surgical Products Stock	Tissue Repair Stock
2000	554,980	44,482	133,763	106,222	174,166
2001	547,787	252,681	158,629	0	0
2002	415,622	283,043	135,900	0	0
Available for purchase as of December 31, 2002	284,021	216,069	95,624	0	0

Stock Compensation Plans

The disclosure regarding how we account for our four stock-based compensation plans: the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans) and the 1999 Employee Stock Purchase Plan is included in Note A., "Significant Accounting Policies – Accounting for Stock-Based Compensation," to our consolidated financial statements.

Warrants

Warrant activity is summarized below:

	Genzyme General Stock		Genzyme Biosurgery Stock	
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding at December 31, 1999	–	–	–	–
Sentron Medical, Inc	–	–	3,352	$ 22.80
Assumed from GelTex	102,706	$ 9.09 – $35.50	–	–
Outstanding at December 31, 2000	102,706	$ 9.09 – $35.50	3,352	$ 22.80
Assumed from Focal	–	–	4,203	$40.18 – $77.83
Assumed from Novazyme	3,909	$ 13.13	–	–
Warrants exercised	(97,023)	–	–	–
Warrants expired	(2,162)	–	–	
Outstanding at December 31, 2001	7,430	$16.57 – $18.94	7,555	$ 22.80–$77.83
Additional GelTex warrants	6,638	$ 16.57	–	–
Warrants exercised	(13,164)	$ 16.57	–	–
Warrants expired	(904)	$ 18.94	(431)	$ 45.89
Outstanding at December 31, 2002	–	–	7,124	$22.80 – $77.83

Purchase Rights

Upon our acquisition of Novazyme, we assumed certain third parties' rights to purchase Novazyme Series B preferred stock that we converted into rights to purchase 66,830 shares of Genzyme General Stock for an aggregate purchase price of $1,216,306. These purchase rights expire 15 days following the filing of our first Investigational New Drug application with the FDA for a treatment for Pompe disease utilizing certain technology acquired from Novazyme.

Purchase rights activity is summarized below:

	Genzyme General Stock	
	Purchase Rights	Exercise Price
Outstanding at December 31, 2000	–	–
Assumed from Novazyme	66,830	$18.20
Rights exercised	(46,001)	$18.20
Outstanding at December 31, 2001	20,829	$18.20
Rights exercised	(798)	$18.20
Outstanding at December 31, 2002	20,031	$18.20

Designated Shares

Designated shares are authorized shares of Biosurgery Stock and Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds or benefits to the division that the series of stock tracks. Designated shares are not eligible to receive dividends and cannot be voted by us. We create designated shares when we transfer cash or other assets from Genzyme General to Genzyme Biosurgery or Genzyme Molecular Oncology or from other interdivision transactions. Our board of directors may issue designated shares:

- as a stock dividend to the holders of Genzyme General Stock;
- by selling the shares in a public or private sale and allocating all of the proceeds to Genzyme General; and
- when convertible securities are converted, the proceeds of which will be allocated to Genzyme General.

Distribution of Designated Shares

We will distribute designated shares of Biosurgery Stock and Molecular Oncology Stock each year to holders of Genzyme General Stock if the number of designated shares of a particular series exceeds 10% of the number of shares of that series issued and outstanding as of the following dates:

- September 30th for Biosurgery Stock; and
- November 30th for Molecular Oncology Stock.

We will not distribute an amount of designated shares equal to the sum of:

- the designated shares reserved for issuance upon the exercise or conversion of Genzyme General convertible securities; and
- the number of designated shares our board of directors reserved as of September 30th for Biosurgery Stock and November 30th for Molecular Oncology Stock for sale not later than six months after these dates.

Any proceeds from the sale of designated shares will be allocated to Genzyme General.

Designated share activity is summarized in the following table:

	Biosurgery Designated Shares	Molecular Oncology Designated Shares	Surgical Products Designated Shares	Tissue Repair Designated Shares
Balance at December 31, 1999	–	1,688,237	1,164,839	2,238,053
Increase from interdivision cash allocation	–	676,254	–	1,692,657
Repayment of portion of interdivision cash allocation	–	(364,293)	–	–
Stock options exercised	(517)	–	–	(97,209)
Conversion to Biosurgery designated shares	–	–	(1,164,839)	(3,833,501)
Conversion from Surgical Products designated shares	705,892	–	–	–
Conversion from Tissue Repair designated shares	1,284,989	–	–	–
Balance at December 31, 2000	1,990,364	2,000,198	–	–
Increase from interdivision cash allocation	1,902,949	333,333		
Issuance from conversion of 5¼% convertible subordinate notes	(684,955)	(682,449)		
Stock options exercised	(10,681)	–		
Balance at December 31, 2001	3,197,677	1,651,082		
Stock options exercised	(2,837)	–		
Balance at December 31, 2002	3,194,840	1,651,082		

In connection with our creation of Genzyme Biosurgery in December 2000, each Surgical Products designated share was converted into 0.6060 of a Biosurgery designated share and each Tissue Repair designated share was converted into 0.3352 of a Biosurgery designated share.

Interdivisional Financing Arrangements

Genzyme Biosurgery

Our board of directors has made $25.0 million of Genzyme General's cash available to Genzyme Biosurgery. Under this arrangement, Genzyme Biosurgery is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. Genzyme Biosurgery has made the following draws during the past three fiscal years:

- 2000 – two draws aggregating $10.0 million in exchange for a reserve of approximately 1.7 million Tissue Repair designated shares, which shares were converted into approximately 0.6 million Biosurgery designated shares;
- 2001 – $12.0 million in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares;
- 2002 – none.

At December 31, 2002, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

Genzyme Molecular Oncology

Our board of directors has made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under this arrangement, Genzyme Molecular Oncology is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as

defined in our charter) of Molecular Oncology Stock at the time of the draw. Genzyme Molecular Oncology has made the following draws during the past three fiscal years:

- 2000 – $15.0 million in exchange for a reserve of approximately 0.7 million Molecular Oncology designated shares;
- 2001 – $4.0 million in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares;
- 2002 – none.

At December 31, 2002, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

Note O. Other Commitments and Contingencies

We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2002 which, if adversely decided, would have a material adverse effect on our results of operations, financial condition or liquidity.

In 2000, we recorded a gain of approximately $5.1 million in connection with proceeds received from the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to us. We allocated these proceeds to Genzyme General and recorded them as other income.

Pursuant to the terms of our joint venture agreement with BioMarin, for the development and commercialization of Aldurazyme enzyme, we are obligated to pay BioMarin a $12.1 million milestone payment upon receipt of FDA approval of the BLA for Aldurazyme enzyme.

Guarantees

In November 2002, the FASB issued FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34." We have applied the disclosure provisions of this FIN 45 as of December 31, 2002. The following is a summary of our agreements that we have determined are within the scope of FIN 45.

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a Director and Officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. We have no liabilities recorded for these agreements as of December 31, 2002.

We enter into standard indemnification agreements in our ordinary course of business. Pursuant to these agreements, we indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally our business partners or customers, in connection with any U.S. patent, or any copyright or other intellectual property infringement claim by any third party with respect to our products. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. We have no liabilities recorded for these agreements as of December 31, 2002.

When as part of an acquisition we acquire all of the stock or all of the assets and liabilities of a company, we assume the liability for certain events or occurrences that took place prior to the date of acquisition. The maximum potential amount of future payments we could be required to make for such obligations is undeterminable at this time. We have no liabilities recorded for these liabilities as of December 31, 2002.

Note P. Income Taxes

Our income (loss) before income taxes and the related income tax expense (benefit) are as follows:

	For the years ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Domestic	**$ 92,016**	$(138,630)	$(20,791)
Foreign	**12,195**	20,287	13,329
Total	**$104,211**	$(118,343)	$ (7,462)
Currently payable:			
Federal	**$ (3,598)**	$ 44,810	$ 55,469
State	**4,249**	3,846	2,982
Foreign	**7,694**	8,123	3,607
Total	**8,345**	56,779	62,058
Deferred:			
Federal	**11,137**	(41,416)	(3,322)
State	**(882)**	(2,770)	(182)
Foreign	**415**	(14,613)	(3,076)
Total	**10,670**	(58,799)	(6,580)
(Benefit from) provision for income taxes	**$ 19,015**	$ (2,020)	$ 55,478

Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the years ended December 31,		
	2002	2001	2000
Tax provision (benefit) at U.S. statutory rate	**35.0%**	(35.0%)	(35.0%)
Losses in less than 80% owned subsidiaries with no current tax benefit	**–**	–	(45.5)
State taxes, net	**3.2**	0.9	25.6
Foreign sales corporation and extra-territorial income	**(8.9)**	(8.7)	(105.8)
Nondeductible amortization	**–**	13.2	53.9
Charge for purchased research and development	**0.6**	27.5	939.0
Benefit of tax credits	**(15.7)**	(4.0)	(51.9)
Foreign rate differential	**3.8**	0.9	(13.5)
Utilization of operating loss carryforwards	**–**	(1.8)	–
Write-off of non-deductible goodwill	**–**	4.4	–
Other	**0.3**	0.9	(23.3)
Effective tax rate	**18.3%**	(1.7%)	743.5%

The components of net deferred tax assets (liabilities) are described in the following table:

	December 31,	
(Amounts in thousands)	**2002**	2001
Deferred tax assets:		
Net operating loss carryforwards	**$ 8,189**	$ 34,211
Tax credits	**26,335**	19,448
Realized and unrealized capital losses	**21,796**	–
Inventory	**12,886**	49,817
Intercompany profit in inventory eliminations	**63,005**	–
Reserves, accruals and other	**19,471**	37,088
Gross deferred tax assets	**151,682**	140,564
Valuation allowance	**(1,022)**	–
Net deferred tax assets	**150,660**	140,564
Deferred tax liabilities:		
Depreciable assets	**(14,220)**	(19,371)
Realized and unrealized capital gains	**–**	(8,640)
Deferred gain	**(898)**	(898)
Intangible amortization	**(190,195)**	(214,585)
Net deferred tax liabilities	**$ (54,653)**	$(102,930)

Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income and capital gain income before loss and capital loss carryforwards expire. While it is not assured, we believe that it is more likely than not that we will be able to realize all of our net deferred tax assets. The amount we can realize, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 2002, we had for U.S. income tax purposes, net operating loss carryforwards of $18.1 million and tax credit carryforwards of $26.3 million. Our net operating loss carryforwards expire between 2007 and 2021 and the tax credits expire between 2009 and 2022. For foreign purposes, we had net operating loss carryforwards of $14.9 million in 2002, which carryforward indefinitely.

Our federal and various state income tax returns are currently under examination. While the ultimate results of such examinations cannot be predicted with certainty, we believe that the examinations will not have a material adverse effect on future operating results. As a result of the resolution of several tax audit matters in 2001, we recognized $2.2 million of net tax benefits.

We recognized a $4.3 million tax benefit during the fourth quarter of 2002 as a result of additional tax credits identified during the preparation of our 2001 tax return, which we allocated to Genzyme General.

Note Q. Benefit Plans

We have a 401(k) plan that covers nearly all of our employees. We also maintain a separate 401(k) plan for the former employees of Deknatel Snowden Pencer, Inc., which we acquired in 1996. These plans permit qualifying employees to make contributions up to a specified percentage of their compensation, and we match a portion of those contributions. We contributed the following amounts to our 401(k) plans (amounts in millions):

	2002	2001	2000
Allocated to Genzyme General	**$7.5**	$5.9	$1.5
Allocated to Genzyme Biosurgery	**1.7**	2.1	2.6
	$9.2	$8.0	$4.1

Retirement Plans

We have defined benefit pension plans for certain employees in foreign countries. These plans are funded in accordance with requirements of the appropriate regulatory bodies governing each plan.

The following table sets forth the funded status and amounts recognized for our foreign defined benefit pension plans (amounts in thousands):

	December 31,	
	2002	2001
Change in benefit obligation:		
Projected benefit obligation, beginning of year	**$22,520**	$19,213
Service cost	**1,293**	869
Interest cost	**1,399**	1,151
Plan participants' contributions	**694**	497
Actuarial loss	**1,669**	1,475
Foreign currency exchange rate changes	**2,836**	(419)
Benefits paid	**(266)**	(266)
Projected benefit obligation, end of year	**$30,145**	$22,520

	December 31,	
	2002	2001
Change in plan assets:		
Fair value of plan assets, beginning of year	**$ 15,748**	$17,117
Return on plan assets	**(3,742)**	(2,167)
Employer contribution	**1,527**	935
Plan participants' contributions	**694**	497
Foreign currency exchange rate changes	**1,561**	(499)
Benefits paid	**(149)**	(135)
Fair value of plan assets, end of year	**$ 15,639**	$15,748
Benefit obligation in excess of plan assets	**$(14,506)**	$ (6,772)
Unrecognized net actuarial loss	**11,988**	4,517
Additional minimum pension liability, pre-tax	**(3,614)**	–
Net amount recognized	**$ (6,132)**	$ (2,255)
Net amount recognized:		
Prepaid benefit cost	**$ 476**	$ 305
Accrued benefit liability	**(2,994)**	(2,560)
Additional minimum pension liability, pre-tax	**(3,614)**	–
Net amount recognized	**$ (6,132)**	$ (2,255)

The weighted average assumptions used in determining related obligations of pension benefit plans are shown below:

	December 31,	
	2002	2001
Weighted average assumptions:		
Discount rate	**5.75%**	6.00%
Expected return on assets	**7.00%**	6.75%
Rate of compensation increase	**3.50%**	3.50%

The components of net pension expense are as follows (amounts in thousands):

	For the years ended December 31,	
	2002	2001
Service cost	**$ 1,293**	$ 869
Interest cost	**1,399**	1,151
Expected return on plan assets	**(1,205)**	(1,151)
Amortization and deferral of actuarial loss	**158**	19
Net pension expense	**$ 1,645**	$ 888

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows (amounts in thousands):

	2002	2001
Projected benefit obligation	**$30,145**	$22,520
Accumulated benefit obligation	**21,723**	16,199
Fair value of plan assets	**15,639**	15,748

The $3.6 million additional minimum liability, $2.5 million net of tax, was recorded to accumulated other comprehensive income during 2002 as a result of the fair value of the plan assets for our pension plan in the United Kingdom being below the accumulated benefit obligation of the same plan.

In addition, we have a U.S. defined benefit plan for the former employees of Deknatel Snowden Pencer, Inc. which was frozen as of December 31, 1995 and which is fully funded as of December 31, 2002. The tables above exclude information relating to this plan.

NOTE R. SEGMENT INFORMATION

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS No. 131, we have five reportable segments:

- Therapeutics, which develops, manufactures and distributes human therapeutic products with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and other specialty therapeutics. The segment derives substantially all of its revenue from sales of Cerezyme enzyme, Fabrazyme enzyme and Thyrogen hormone;
- Renal, which develops products that treat patients suffering from renal diseases, including chronic renal failure. The segment manufactures and sells, and derives all of its revenue from sales of, Renagel phosphate binder;
- Diagnostic Products, which provides diagnostic products to niche markets focusing on *in vitro* diagnostics;
- Genzyme Biosurgery, which develops and markets biotherapeutic and biomaterial products, with an emphasis on orthopaedics, heart disease and broader surgical applications; and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We have provided information concerning the operations of these reportable segments in the following table:

	For the years ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Revenues:			
Genzyme General:			
Therapeutics [1]	**$ 704,613**	$ 606,815	$550,931
Renal [1,2]	**156,864**	176,921	49,748
Diagnostic Products [1]	**83,065**	76,858	61,469
Other [3]	**132,684**	118,008	89,371
Eliminations/Adjustments [4]	**2,959**	3,324	964
Total Genzyme General	**1,080,185**	981,926	752,483
Genzyme Biosurgery [1]	**240,083**	235,142	145,214
Genzyme Molecular Oncology	**9,204**	6,562	5,623
Total	**$1,329,472**	$1,223,630	$903,320

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Depreciation and amortization expense [5]:			
Genzyme General:			
Therapeutics [1]	**$ 27,228**	$ 50,990	$ 7,816
Renal [1,2]	**24,647**	24,894	1,097
Diagnostic Products [1]	**7,000**	7,819	4,940
Other [3]	**5,348**	7,066	7,226
Eliminations/Adjustments [4]	**31,798**	27,184	20,127
Total Genzyme General	**96,021**	117,953	41,206
Genzyme Biosurgery [1]	**37,886**	60,931	11,622
Genzyme Molecular Oncology	**93**	125	5,572
Eliminations/Adjustments	**-**	–	(470)
Total	**$134,000**	$179,009	$ 57,930
Equity in net loss of unconsolidated affiliates:			
Genzyme General:			
Therapeutics [1]	**$ (14,928)**	$ (30,214)	$ (26,867)
Renal [1,2,6]	**-**	–	(15,934)
Diagnostic Products	**-**	–	–
Other [3]	**-**	126	(64)
Eliminations/Adjustments [7]	**(1,930)**	(4,277)	(2,100)
Total Genzyme General	**(16,858)**	(34,365)	(44,965)
Genzyme Biosurgery	**-**	(1,316)	–
Genzyme Molecular Oncology	**-**	–	–
Total	**$ (16,858)**	$ (35,681)	$ (44,965)
Income tax (expense) benefit:			
Genzyme General:			
Therapeutics [1]	**$ (76,999)**	$ (8,891)	$ (95,834)
Renal [1,2]	**6,680**	(8,631)	42,788
Diagnostic Products [1]	**1,585**	1,269	(2,056)
Other [3]	**(2,504)**	(4,818)	1,006
Eliminations/Adjustments [4]	**14,722**	(31,595)	(38,543)
Genzyme General tax provision	**(56,516)**	(52,666)	(92,639)
Genzyme Biosurgery [1]	**-**	–	–
Genzyme Molecular Oncology	**-**	–	1,214
Eliminations/Adjustments	**37,501**	54,686	35,947
Total	**$ (19,015)**	$ 2,020	$ (55,478)
Net income (loss):			
Genzyme General:			
Therapeutics [1]	**$165,849**	$ 66,945	$170,132
Renal [1,2]	**(11,473)**	14,992	(76,067)
Diagnostic Products [1]	**1,084**	(1,075)	3,004
Other [3]	**4,300**	8,383	(1,790)
Eliminations/Adjustments [8]	**(9,029)**	(85,366)	(9,323)
Net income for Genzyme General before cumulative effect of change in accounting for derivative financial instruments	**150,731**	3,879	85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax [9]	**-**	4,167	–
Net income for Genzyme General	**150,731**	8,046	85,956
Genzyme Biosurgery [1,10]:			
Net loss for Genzyme Biosurgery before cumulative effect of change in accounting for goodwill	**(79,322)**	(126,981)	(162,217)
Cumulative effect of change in accounting for goodwill [11]	**(98,270)**	–	–
Net loss for Genzyme Biosurgery	**(177,592)**	(126,981)	(162,217)
Genzyme Molecular Oncology	**(23,714)**	(29,718)	(23,096)
Eliminations/Adjustments [12]	**37,501**	36,497	36,867
Total	**$ (13,074)**	$(112,156)	$ (62,490)

[1] *Results of operations of companies acquired and amortization of intangible assets related to these acquisitions are included in segment results beginning on the date of acquisition. Charges for IPR&D related to these acquisitions is included in the segment results in the year of acquisition. Acquisitions completed since January 1, 2000 include:*

Company Acquired	Date Acquired	Business Segment(s)	IPR&D Charge
Novazyme	September 26, 2001	Genzyme General/Therapeutics	$86.8 million
Focal	June 30, 2001	Genzyme Biosurgery	None
Wyntek	June 1, 2001	Genzyme General/Diagnostic Products	$8.8 million
Biomatrix	December 18, 2000	Genzyme Biosurgery	$82.1 million
GelTex	December 14, 2000	Genzyme General/Therapeutics and Renal	$118.0 million

[2] *In 2002, we created our Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of our Therapeutics reporting segment and amounts attributable to our renal research and development programs had been included in Eliminations/Adjustments for Genzyme General. We have reclassified our 2001 and 2000 segment disclosures to conform to our 2002 presentation.*

[3] *Other includes amounts attributable to our genetic testing and pharmaceutical businesses, both of which operate within Genzyme General.*

[4] *Eliminations/Adjustments consist primarily of amounts related to Genzyme General's research and development and administrative activities, including investment income and interest expense, that we do not specifically allocate to a particular segment of Genzyme General.*

[5] *On January 1, 2002, in connection with the adoption of SFAS No. 142, we ceased amortizing goodwill and workforce intangible assets.*

[6] *In 2000, includes our 50% portion of the losses of RenaGel LLC through December 13, 2000. In connection with the acquisition of GelTex, we acquired GelTex's 50% interest in RenaGel LLC and, as a result, consolidated the activities of the joint venture for the period from December 14, 2000 through December 31, 2000. See Note C, "Acquisitions" above.*

[7] *Represents our portion of the net loss of GTC, an unconsolidated affiliate through May 2002, which we do not specifically allocate to a particular segment of Genzyme General.*

[8] *Includes the net income (loss) of Genzyme General's corporate administrative and research and development activities which we do not specifically allocate to a particular segment of Genzyme General including the following (pre-tax):*

- *gains on affiliate sale of stock of $0.2 million in 2001 and $22.7 million in 2000, recognized in accordance with our policy pertaining to affiliate sales of stock, all of which resulted from the sale of common stock by GTC, an unconsolidated affiliate;*
- *losses on equity investments of:*
  - *$15.4 million in 2002, including charges of: $9.2 million to write down our investment in GTC, $3.4 million to write down our investment in Cambridge Antibody Technology Group, $2.0 million to write down our investment in Dyax and $0.8 million to write down our investment in Targeted Genetics; and*
  - *$26.0 million in 2001, including charges of: $8.5 million to write-off our investment in Pharming Group, $11.8 million to write down our investment in Cambridge Antibody Technology Group and $4.5 million to write down our investment in Targeted Genetics;*
- *net gains on sales of investments in equity securities of $23.2 million in 2000; and*
- *net proceeds of $5.1 million received in connection with the settlement of a lawsuit in 2000.*

(9) *On January 1, 2001, in connection with the adoption of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, to recognize the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General.*

(10) *In 2001 includes a loss of $25.0 million in connection with the sale of the assets of our Snowden Pencer line of surgical instruments. See Note D., "Dispositions," above. In 2000 includes charges for IPR&D of $82.1 million related to our acquisition of Biomatrix. See Note C., "Acquisitions" above.*

(11) *In connection with the adoption of SFAS No. 142 on January 1, 2002, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.*

(12) *Includes income tax benefits that have not been recognized in the tax provisions of any of the divisions. Also includes the elimination of interdivisional revenues and expenses and a difference in amortization due to $2.9 million of additional goodwill associated with the PharmaGenics acquisition allocated to Genzyme Molecular Oncology as compared to amounts recorded at the corporate level. The difference in the amortization results from the application of our policy to account for income taxes at the divisional level as if each division was a separate taxpayer.*

We provide information concerning the assets of our reportable segments in the following table:

	December 31,		
(Amounts in thousands)	**2002**	2001	2000
Segment Assets:			
Genzyme General [1]:			
Therapeutics [2]	**$1,127,493**	$ 889,598	$ 948,715
Renal [2,3]	**467,164**	457,896	392,941
Diagnostic Products [4]	**103,636**	105,354	89,236
Other [5]	**89,705**	84,239	77,153
Eliminations/Adjustments [6,7]	**1,767,803**	1,688,167	991,008
Total Genzyme General	**3,555,801**	3,225,254	2,499,053
Genzyme Biosurgery [8,9]	**560,792**	704,671	811,600
Genzyme Molecular Oncology	**13,981**	42,419	30,752
Eliminations/Adjustments [10]	**(47,525)**	(36,599)	(23,305)
Total	**$4,083,049**	$3,935,745	$3,318,100

(1) *Segment assets for Genzyme General include primarily cash and investments, accounts receivable, inventory and certain fixed and intangible assets.*

(2) *Segment assets for our Therapeutics reporting segment for:*
- *2001 includes $25.9 million of assets resulting from our acquisition of Novazyme, including $17.2 million of goodwill; and*
- *2000 includes $370.5 million of goodwill and $198.5 million of other intangible assets resulting from our acquisition of GelTex.*

Segment assets for our Renal reporting segment in 2000 include $82.0 million of goodwill and $266.6 million of other intangible assets also resulting from our acquisition of GelTex. See Note C., "Acquisitions" above.

(3) *In 2002, we created our Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of our Therapeutics reporting segment and amounts attributable to our renal research and development programs had been included in Eliminations/Adjustments for Genzyme General. We have reclassified our 2001 and 2000 segment disclosures to conform to our 2002 presentation.*

(4) *Segment assets for our Diagnostic Products reporting segment for 2001 include $71.5 million of assets resulting from our acquisition of Wyntek, including $20.3 million of goodwill and $39.4 million of other intangible assets, net of related amortization. See Note C., "Acquisitions" above.*

(5) *Other includes amounts attributable to our genetic testing and pharmaceuticals businesses, both of which operate within Genzyme General.*

(6) *Eliminations/Adjustments for Genzyme General consists of the differences between the total assets for Genzyme General's segments and the other category and the total combined assets for Genzyme General. Eliminations/Adjustments for 2001 includes the allocation of net proceeds of $562.1 million from the private placement of $575.0 million in principal of 3% convertible subordinated debentures which was completed in May 2001.*

(7) *Eliminations/Adjustments for Genzyme General consists primarily of cash, cash equivalents, short and long-term investments, equity investments, net property, plant and equipment and deferred tax assets that we do not allocate to a particular segment of Genzyme General.*

(8) *Segment assets for Genzyme Biosurgery include:*
- *$25.9 million of additional assets resulting from the acquisition of the Class A and Class B limited partnership interests of GDP, including $8.4 million of goodwill and $17.5 million of other intangible assets; and*
- *$19.2 million of additional assets resulting from the acquisition of Focal, including $1.4 million of goodwill and $7.9 million of other intangible assets.*

Segment assets for Genzyme Biosurgery for 2000 include $488.9 million of additional assets resulting from the acquisition of Biomatrix, including $284.9 million of intangible assets, $112.3 million of goodwill and $38.5 million of property, plant and equipment. See Note C., "Acquisitions," above.

(9) *In connection with the adoption of SFAS No. 142 on January 1, 2002, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.*

(10) *Eliminations/Adjustments represents the elimination of interdivisional balances.*

The amount in Eliminations/Adjustments for net income consists primarily of interest income, interest expense and other income and expense items that we do not specifically allocate to a particular segment. The amounts in Eliminations/Adjustments for segment assets consist of the following:

(Amounts in thousands)	December 31, 2002	2001	2000
Cash, cash equivalents, and short- and long-term investments	**$1,077,904**	$ 961,879	$339,259
Deferred tax assets	**105,094**	70,196	46,836
Property, plant and equipment, net	**414,077**	420,684	332,423
Notes receivable – related parties	**11,918**	–	–
Goodwill, net	**5,287**	5,143	30,197
Other intangibles, net	**25**	–	–
Investment in equity securities	**42,945**	88,686	119,648
Other	**63,028**	104,980	99,340
Total Eliminations / Adjustments	**$1,720,278**	$1,651,568	$967,703

We operate in the healthcare industry and we manufacture and market our products primarily in the U.S. and Europe. Our principal manufacturing facilities are located in the U.S., United Kingdom, Switzerland, Ireland and Germany. We purchase products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the U.S. We set transfer prices from our foreign subsidiaries to allow us to produce profit margins commensurate with our sales and marketing effort. Our subsidiary in Ireland is our primary distributor of therapeutic products in Europe. The following table contains certain financial information by geographic area:

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Revenues:			
U.S	**$ 805,492**	$ 778,418	$550,756
Europe	**386,928**	316,696	248,522
Other	**137,052**	128,516	104,042
Total	**$1,329,472**	$1,223,630	$903,320
Long-lived assets:			
U.S	**$1,312,616**	$1,467,291	$926,790
Europe	**253,103**	110,501	46,534
Other	**1,744**	1,519	4,244
Total	**$1,567,463**	$1,579,311	$977,568

Our results of operations are highly dependent on sales of Cerezyme enzyme. Sales of this product represented 52% of our product revenue in 2002, 51% of our product revenue in 2001 and 66% of our product revenue in 2000. We manufacture Cerezyme enzyme at a single manufacturing facility in Allston, Massachusetts. We sell this product directly to physicians, hospitals and treatment centers as well as through unaffiliated distributors. Distributor sales of Cerezyme enzyme represented approximately 43% of Cerezyme enzyme revenue in 2002, approximately 33% in 2001 and approximately 28% in 2000. Sales of Cerezyme to one of our U.S. distributors represented approximately 9% of our total revenue in 2002, approximately 9% in 2001 and approximately 11% in 2000. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that this product is sold to a large number of customers over a broad geographic area.

Sales of Renagel phosphate binder represented approximately 13% of our product revenue in 2002, 16% of our product revenue in 2001 and approximately 6% of our product revenue in 2000. Distributor sales of Renagel phosphate binder represented approximately 72% of Renagel phosphate binder revenue in 2002, approximately 89% in 2001 and approximately 86% in 2000.

Note S. Quarterly Results (Unaudited)

(Amounts in thousands, except per share amounts)	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002	4th Quarter 2002[1]
Total revenue	**$297,940**	**$332,192**	**$340,166**	**$359,174**
Gross profit	**206,137**	**235,043**	**243,420**	**253,301**
Net income (loss)	**(91,497)**	**28,323**	**25,055**	**25,045**
Income (loss) per share:				
Allocated to Genzyme General Stock:				
Basic	**$ 0.14**	**$ 0.23**	**$ 0.25**	**$ 0.21**
Diluted	**$ 0.14**	**$ 0.23**	**$ 0.25**	**$ 0.19**
Allocated to Biosurgery Stock:				
Basic and diluted	**$ (2.94)**	**$ (0.38)**	**$ (0.55)**	**$ (0.33)**
Allocated to Molecular Oncology Stock:				
Basic and diluted	**$ (0.36)**	**$ (0.37)**	**$ (0.37)**	**$ (0.31)**

(Amounts in thousands, except per share amounts)	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2001	4th Quarter 2001
Total revenue	$278,261	$300,641	$ 319,495	$325,233
Gross profit	184,637	204,680	226,444	229,265
Net income (loss)	3,257	(6,354)	(102,676)	(6,383)
Income (loss) per share:				
Allocated to Genzyme General Stock:				
Basic	$ 0.21	$ 0.18	$ (0.37)	$ 0.21
Diluted	$ 0.20	$ 0.17	$ (0.37)	$ 0.20
Allocated to Biosurgery Stock:				
Basic and diluted	$ (0.84)	$ (0.91)	$ (0.48)	$ (1.11)
Allocated to Molecular Oncology Stock:				
Basic and diluted	$ (0.39)	$ (0.52)	$ (0.45)	$ (0.46)

[1] *Includes fourth quarter 2002 charges of:*

- *$15.4 million to write down our investment in certain strategic equity investments because we considered the decline in value of these investments to be other than temporary;*
- *$14.0 million to write off engineering and design costs related to a manufacturing facility that was being constructed in Framingham, Massachusetts;*
- *$5.5 million to reverse excess accruals related to the cost of fulfilling our legal obligation to provide human transgenic alpha-glucosidase during the transition of Pompe clinical trial patients to a CHO-cell product;*
- *$4.2 million for severance costs;*
- *$3.6 million to write-off our 50% share of costs associated with the write-off of certain production runs during the scale up of Aldurazyme enzyme manufacturing;*
- *$2.8 million for costs associated with a planned major maintenance shutdown of a recombinant protein manufacturing facility in November 2002; and*
- *$2.2 million attributable to product damaged when mishandled by a carrier during shipment to a customer for which we are seeking insurance reimbursement.*

In addition, we recognized a $4.3 million tax benefit in the fourth quarter of 2002 as a result of additional tax credits identified during the preparation of our 2001 tax return, which we allocated to Genzyme General.

Note T. Subsequent Event

In 2001, our wholly-owned subsidiary in the United Kingdom established a home nursing and infusion service to support patients receiving Cerezyme enzyme and our other enzyme replacement therapies following the expiration of a contract with a third party service provider. This third party lodged a complaint with the Office of Fair Trading, or OFT, in the United Kingdom. The OFT is a non-governmental organization empowered to enforce certain consumer and competition legislation in the United Kingdom. The OFT commenced an investigation of this service, alleging that it contravened competition laws in the United Kingdom. While we believe that the provision of home healthcare services by our subsidiary and our pricing for Cerezyme enzyme in the United Kingdom fully complies with applicable laws, we cooperated in this investigation. On March 27, 2003, the OFT ruled that this service did, in fact, violate U.K. competition law, and as a result fined our subsidiary approximately 6.8 million Pounds Sterling and required modifications to our pricing structure for Cerezyme enzyme in the United Kingdom. We do not believe the OFT followed a fair procedure in conducting its investigation, nor do we believe its ruling is supported by either law or fact. We have notified the Competition Commission Appeal Tribunal that we will appeal the OFT's ruling. Based on the advice of counsel, management does not believe it is probable that we will be required to pay a material fine or modify our Cerezyme pricing structure. We have not accrued any amounts in connection with this contingency.

To the Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note I to these consolidated financial statements, the Company changed its method for accounting for goodwill in 2002.



PricewaterhouseCoopers
Boston, Massachusetts
February 7, 2003, except for Note T, as to which the date is March 28, 2003

Combined Selected Financial Data

These selected financial data have been derived from the audited, combined financial statements of Genzyme Biosurgery. You should read the following information in conjunction with the audited financial statements and related notes of Genzyme Biosurgery and Genzyme contained elsewhere in this annual report. These selected financial data may not be indicative of Genzyme Biosurgery's future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme Biosurgery's Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in this annual report.

Genzyme Biosurgery is our operating division that develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets.

A series of our common stock, Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," is designed to reflect the value and track the financial performance of this division. Biosurgery Stock is common stock of Genzyme Corporation, not of Genzyme Biosurgery; Genzyme Biosurgery is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Biosurgery Stock to "track "the performance of Genzyme Biosurgery are provisions in our charter governing dividends and distributions. These provisions factor the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Biosurgery Stock is defined in our charter as the net income or loss of Genzyme Biosurgery determined in accordance with accounting principles generally accepted in the U.S., and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks, or change our earnings allocation methodology. Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, we provide financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance.

Combined Selected Financial Data (continued)

Combined Statements of Operations Data [1] (Amounts in thousands)	For the years ended December 31, **2002**	2001	2000	1999	1998
Revenues:					
Net product sales	**$ 215,028**	$ 211,523	$ 121,870	$111,951	$103,958
Net service sales	**24,770**	23,614	23,321	20,305	17,008
Revenues from research and development contracts	**285**	5	23	97	109
Total revenues	**240,083**	235,142	145,214	132,353	121,075
Operating costs and expenses:					
Cost of products sold [2]	**95,975**	113,250	69,489	67,212	72,274
Cost of services sold	**14,297**	12,733	12,298	13,237	13,438
Selling, general and administrative	**106,950**	122,020	92,238	87,841	81,876
Research and development (including research and development related to contracts)	**52,336**	47,159	37,000	36,075	29,050
Amortization of intangibles [3]	**31,280**	46,828	7,096	5,750	5,748
Purchase of in-process research and development [4]	**1,879**	–	82,143	–	–
Charge for impaired assets [5]	**8,958**	–	4,321	–	–
Total operating costs and expenses	**311,675**	341,990	304,585	210,115	202,386
Operating loss	**(71,592)**	(106,848)	(159,371)	(77,762)	(81,311)
Other income (expenses):					
Equity in net loss of unconsolidated affiliates [6,7]	**–**	(1,316)	–	(3,403)	(7,680)
Loss on sale of investment in equity securities [8]	**–**	–	(7,300)	–	–
Loss on sale of product line [9]	**–**	(24,999)	–	–	–
Other	**192**	124	(15)	138	60
Investment income	**1,303**	1,753	5,833	4,808	1,320
Interest expense	**(9,225)**	(13,884)	(1,364)	(1,858)	(2,631)
Total other income (expenses)	**(7,730)**	(38,322)	(2,846)	(315)	(8,931)
Division net loss before cumulative effect of change in accounting for goodwill	**(79,322)**	(145,170)	(162,217)	(78,077)	(90,242)
Cumulative effect of change in accounting for goodwill [3]	**(98,270)**	–	–	–	–
Division net loss	**$(177,592)**	$(145,170)	$(162,217)	$ (78,077)	$ (90,242)

Combined Selected Financial Data (continued)

Combined Balance Sheet Data [1,10]	December 31,				
(Amounts in thousands)	**2002**	2001	2000	1999	1998
Cash and investments	**$ 32,747**	$ 38,623	$ 78,163	$135,498	$ 7,732
Working capital [11]	**(247,867)**	64,121	103,140	110,577	26,253
Total assets	**560,792**	704,671	811,600	390,572	253,170
Long-term debt, capital lease obligations and convertible debt, including current portion [12]	**294,724**	245,629	229,453	18,000	12,579
Division equity	**186,223**	394,454	511,106	350,463	210,692

(1) *We formed Genzyme Biosurgery as a separate division of Genzyme on December 18, 2000 by combining two of our divisions, Genzyme Surgical Products and Genzyme Tissue Repair and simultaneously acquiring Biomatrix, Inc. These data reflect the financial position, results of operations and cash flows attributable to Genzyme Biosurgery as if it had been accounted for as a separate division of the corporation for all periods presented as it relates to Genzyme Surgical Products and Genzyme Tissue Repair. The results of operations of Biomatrix are included in Genzyme Biosurgery's results from December 18, 2000, the date of acquisition.*

(2) *Cost of products sold for 1998 includes a $10.4 million charge to write-down our Sepra products inventory to net realizable value.*

(3) *Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," Genzyme Biosurgery ceased amortizing goodwill. Genzyme Biosurgery recorded $15.5 million in 2001 and $3.9 million in 2000 of amortization expense related to its goodwill. In connection with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.*

(4) *Charges for IPR&D represent $1.9 million incurred in connection with the investment in Myosix in 2002 and $82.1 million incurred in connection with the acquisition of Biomatrix in 2000.*

(5) *Represents a $9.0 million charge to write off the assets or our bulk HA manufacturing facility in Haverhill, England in 2002 and a $4.3 million charge to write off abandoned equipment in 2000 at our Springfield Mills manufacturing facility, also in England.*

(6) *Operations of Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc., commenced in October 1996. In May 1999, we reallocated our ownership interest in the joint venture from Genzyme Biosurgery to Genzyme General.*

(7) *In January 2001, Focal, Inc. exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We recorded our portion of the results of Focal in equity in net loss of unconsolidated affiliate. We allocated this investment to Genzyme Biosurgery. On June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for shares of Focal common stock and have included Focal's results in Genzyme Biosurgery's results of operations since that date. We allocated the acquired assets and liabilities to Genzyme Biosurgery and accounted for the acquisition as a purchase.*

(8) *Represents a charge for the write down of our investment in Focal common stock because we considered its decline in fair value to be other than temporary.*

(9) *Represents the loss from sale of the Snowden-Pencer line of surgical instruments in 2001.*

(10) *In January 2001, we purchased all of the outstanding Class A limited partnership interests of GDP for a payment of approximately $25.7 million in cash plus royalties payable over ten years on sales of certain Sepra products.*

(11) *At December 31, 2002, $284.0 million in principal drawn under our revolving credit facility and $10.0 million in principal of our 6.9% convertible subordinated note due May 2003 are included in the determination of working capital.*

(12) *Long-term debt, capital lease obligations and convertible debt, including current portion, consists primarily of:*

- *At December 31, 2002 – $284.0 million in principal drawn under our revolving credit facility due December 2003 and $10.0 million in principal of our 6.9% convertible subordinated note due May 2003.*
- *At December 31, 2001 – $234.0 million in principal drawn under our revolving credit facility and $10.0 million in principal of our 6.9% convertible subordinated note.*
- *At December 31, 2000 – $218.0 million in principal drawn under our revolving credit facility and $10.0 million in principal of our 6.9% convertible subordinated note.*
- *At December 31, 1999 – $18.0 million in principal drawn under our revolving credit facility.*
- *At December 31, 1998 – $12.6 million in principal of our 5% convertible subordinated note due February 2000.*

When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described under "Factors Affecting Future Operating Results" below as well as in Exhibit 99.2 to this annual report. These risks and uncertainties could cause actual results to differ materially from those forecast in forward-looking statements or implied by past results and trends. Forward-looking statements are statements that attempt to project or anticipate future developments in our business; we encourage you to review the examples of forward looking statements under "Note Regarding Forward Looking Statements." These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements in light of future developments.

Introduction

Genzyme Biosurgery is our operating division that develops and markets biotherapeutic and biomaterial products, with an emphasis on orthopaedics, heart disease and broader surgical applications.

We prepare the combined financial statements of Genzyme Biosurgery in accordance with accounting principles generally accepted in the U.S. We present financial information and accounting policies specific to Genzyme Biosurgery in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the combined financial statements of Genzyme Biosurgery. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains our accounting policies.

Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Biosurgery. The chief mechanisms intended to cause Biosurgery Stock to "track" the financial performance of Genzyme Biosurgery are provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

The provisions in our charter governing dividends and distributions factor the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Biosurgery Stock is defined in our charter as the net income or loss of Genzyme Biosurgery determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to Biosurgery Stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, we provide financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance.

While Biosurgery Stock is designed to reflect Genzyme Biosurgery's performance, it is common stock of Genzyme Corporation and not Genzyme Biosurgery; Genzyme Biosurgery is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Biosurgery Stock have no specific rights to assets allocated to Genzyme Biosurgery. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Biosurgery and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme Biosurgery. Holders of Biosurgery Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to Genzyme Biosurgery are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Biosurgery Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

- Our charter requires us to manage and account for transactions between Genzyme Biosurgery and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.
- We present earnings per share data for Biosurgery Stock in our consolidated financial statements. We present financial information and accounting policies specific to Genzyme Biosurgery in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should, therefore, read this discussion and analysis of Genzyme Biosurgery's financial position and results of operations in conjunction with the combined financial statements and related notes of Genzyme Biosurgery, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included in this annual report.

Acquisitions

The following acquisitions have been allocated to Genzyme Biosurgery and were accounted for as purchases. The results of operations of Focal, GDP and Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis.

In January 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P., which we refer to as GDP, a limited partnership engaged in developing, producing and commercializing Sepra products, for an aggregate of $25.7 million plus royalties on sales of certain Sepra products for ten years.

On December 18, 2000, we acquired Biomatrix, Inc. for 17.5 million shares of Biosurgery Stock valued at $206.5 million, $252.4 million of cash and options and other costs valued at $23.5 million. At the time of the merger, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our then-existing divisions – Genzyme Surgical Products and Genzyme Tissue Repair – to Genzyme Biosurgery and allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminate Genzyme Surgical Products Division common stock, which we refer to as "Surgical Products Stock" and Genzyme Tissue Repair Division common stock, which we refer to as "Tissue Repair Stock."

Disposition

In November 2001, we sold our Snowden-Pencer line of surgical instruments for $15.9 million in net cash. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale.

Critical Accounting Policies and Significant Estimates

The preparation of the combined financial statements of Genzyme Biosurgery under accounting principles generally accepted in the U.S. requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in these financial statements. Our actual results could differ from these estimates under different assumptions and conditions.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of Genzyme Biosurgery's combined financial statements:

- Policies Relating to Tracking Stocks;
- Revenue Recognition;
- Inventories;
- Long-Lived Assets; and
- Asset Impairments.

Policies Relating to Tracking Stocks

Allocation of Revenue, Expenses, Assets, and Liabilities

Our charter sets forth which operations and assets were initially allocated to Genzyme Biosurgery and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Biosurgery and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. Our board also allocates long-term debt and strategic investments.

Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets, and liabilities among our divisions could materially change the results of operations or the financial condition of Genzyme Biosurgery and the income allocated to one or more series of our stock.

Income Tax Allocation Policy

If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery has not yet generated taxable income, and thus has not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Biosurgery to Genzyme General without any compensating payments or allocations to Genzyme Biosurgery. Income tax benefits allocated from Genzyme Biosurgery to Genzyme General are recorded as a reduction of Genzyme Biosurgery's division equity and do not impact Genzyme Biosurgery's division net loss.

Determination of Available Dividend Amounts

The chief mechanisms intended to cause Biosurgery Stock to "track" the financial performance of Genzyme Biosurgery are provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stocks.

Determining the dividend limit for each series of our stock can involve significant judgment, including assessing the amount that would be legally available for dividends under Massachusetts law. If we concluded that a division would be unable to pay dividends under Massachusetts law as a separate corporation, we would be unable to allocate losses to the corresponding series of our stock. This could materially impact the allocation of income and losses among our three series of tracking stock.

Revenue Recognition

Genzyme Biosurgery recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. Genzyme Biosurgery recognizes revenue from service sales, such as Carticel chondrocyte services, when we have finished providing the service. Genzyme Biosurgery recognizes revenue from contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as it completes its obligations under that contract. Genzyme Biosurgery recognizes non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

Revenue from milestone payments for which Genzyme Biosurgery has no continuing performance obligations is recognized upon achievement of the related milestone. When Genzyme Biosurgery has continuing performance obligations, it recognizes milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone was not reasonably assured at the inception of the arrangement;
- there is a substantial effort involved in achieving the milestone; and
- the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

Genzyme Biosurgery receives royalties related to the manufacture, sale or use of its products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, Genzyme Biosurgery recognizes revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, Genzyme Biosurgery recognizes revenue upon receipt of royalty statements from the licensee.

The timing of product shipments and receipts can have a significant impact on the amount of revenue that Genzyme Biosurgery recognizes in a particular period. Also, several of Genzyme Biosurgery's products, including Synvisc viscosupplementation product, are sold at least in part through distributors. Inventory in the distribution channel consists of inventory held by distributors, who are Genzyme Biosurgery's customers, and inventory held by retailers, such as pharmacies and hospitals. Genzyme Biosurgery's revenue in a particular period can be impacted by increases or decreases in distributor inventories. If distributor inventories increased to excessive levels, Genzyme Biosurgery could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

Genzyme Biosurgery uses a variety of data sources to determine the amount of inventory in its U.S. distribution channel. For Synvisc viscosupplementation product, Genzyme Biosurgery receives data on sales and inventory levels directly from our primary distributor.

Genzyme Biosurgery records allowances for product returns as a reduction of revenue at the time product sales are recorded. The product returns reserve is estimated based on Genzyme Biosurgery's experience of returns for each of our products, or for similar products. If the history of product returns changes, the reserve is adjusted appropriately. Genzyme Biosurgery's estimate of distribution channel inventory is also used to assess the reasonableness of its product returns reserve.

Genzyme Biosurgery maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Genzyme Biosurgery's customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Genzyme Biosurgery values inventories at cost or, if lower, fair value. It determines cost using the first-in, first-out method. Genzyme Biosurgery analyzes inventory levels quarterly and writes down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected requirements. Inventory with a life in excess of its shelf life is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Genzyme Biosurgery capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would result in the write-off of the inventory and a charge to earnings. At December 31, 2002, Genzyme Biosurgery's total inventories did not include any inventory for products that have not yet been approved for sale.

Long-Lived Assets

In the ordinary course of our business, Genzyme Biosurgery incurs substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct such assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. Genzyme Biosurgery stops capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires Genzyme Biosurgery to make significant judgments. These judgments can have a material impact on its reported results.

Genzyme Biosurgery generally depreciates plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 10 years. Determining the economic lives of plant and equipment requires it to make significant judgments that can materially impact Genzyme Biosurgery's operating results. There can be no assurance that Genzyme Biosurgery's estimates are accurate. If these estimates require adjustment, it could have a material impact on Genzyme Biosurgery's reported results.

In accounting for acquisitions, Genzyme Biosurgery allocates the purchase price to the fair value of the acquired tangible and intangible assets, including acquired IPR&D. This requires Genzyme Biosurgery to make several significant judgments and estimates. For example, it generally estimates the value of acquired intangible assets and IPR&D using a discounted cash flow model, which requires it to make assumptions and estimates about, among other things:

- the time and investment that will be required to develop products and technologies;
- the ability to develop and commercialize products before its competitors develop and commercialize products for the same indications;
- revenues that will be derived from the products; and
- appropriate discount rates to use in the analysis.

Use of different estimates and judgments could yield materially different results in this analysis, and could result in materially different asset values and IPR&D charges.

As of December 31, 2002, there was approximately $110.4 million of goodwill on Genzyme Biosurgery's balance sheet. Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," Genzyme Biosurgery ceased amortizing goodwill. As of December 31, 2002, there were approximately $282.8 million of other intangible assets on Genzyme Biosurgery's balance sheet. Genzyme Biosurgery amortizes acquired intangible assets using the straight-line method over their estimated economic lives, which range from 1.5 to 40 years. Determining the economic lives of acquired intangible assets requires Genzyme Biosurgery to make significant judgments and estimates, and can materially impact its operating results. Genzyme Biosurgery reassesses the economic lives of acquired intangible assets wherever there are changes in facts and circumstances that impact estimated remaining economic lives.

Asset Impairments

Genzyme Biosurgery periodically evaluates long-lived assets for potential impairment under SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets." Genzyme Biosurgery performs these evaluations whenever events or changes in circumstances suggest that the carrying value of an asset or group of assets is not recoverable. Indicators of potential impairment include:

- a significant change in the manner in which an asset is used;
- a significant decrease in the market value of an asset;
- a significant adverse change in its business or its industry; and
- a current period operating cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

If Genzyme Biosurgery believes an indicator of potential impairment exists, it tests to determine whether the impairment recognition criteria in SFAS No. 144 have been met. In evaluating long-lived assets for potential impairment, Genzyme Biosurgery makes several significant estimates and judgments, including:

- determining the appropriate grouping of assets at the lowest level for which cash flows are available;
- estimating future cash flows associated with the asset or group of assets; and
- determining an appropriate discount rate to use in the analysis.

Use of different estimates and judgments could yield significantly different results in this analysis and could result in materially different asset impairment charges.

During 2002, Genzyme Biosurgery conducted impairment tests for approximately $283.0 million of its net other intangible assets. These tests did not result in an impairment charge.

Effective January 1, 2002, Genzyme Biosurgery adopted SFAS No. 142, which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. Unlike SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of goodwill. Instead, SFAS No. 142 requires that goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. Effective January 1, 2002, we reclassified $1.8 million of acquired workforce intangible assets previously classified as other intangible assets, net of related deferred tax liabilities, to goodwill as required by SFAS No. 142.

In November 2001, we sold our Snowden-Pencer line of surgical instruments, a component of Genzyme Biosurgery's Biosurgical Specialties reporting segment, and recorded a loss of $25.0 million, which we allocated to Genzyme Biosurgery. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations and the combined statements of operations for Genzyme Biosurgery for the year ended December 31, 2002.

We completed the transitional and annual impairment tests for the $110.4 million of net goodwill related to Genzyme Biosurgery's other reporting units as provided by SFAS No. 142, and determined that no additional impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For all of our acquisitions, various analyses, assumptions, significant judgments and estimates were made at the time of each acquisition specifically regarding product development, market conditions and cash flows that were used to determine the valuation of goodwill and intangibles. The possibility exists that those estimates could prove to be inaccurate, which could result in an impairment of goodwill.

Results of Operations

The following discussion summarizes the key factors our management believes are necessary for an understanding of Genzyme Biosurgery's combined financial statements.

Revenues

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Product revenue:					
Orthopaedics	**$ 89,920**	$ 83,373	$ 4,159	8%	1,905%
Biosurgical Specialties	**53,376**	59,032	41,305	(10%)	43%
Cardiothoracic	**71,732**	69,118	76,406	4%	(10%)
Total product revenue	**215,028**	211,523	121,870	2%	74%
Service revenue:					
Orthopaedics	**20,253**	18,417	18,229	10%	1%
Biosurgical Specialties	**4,517**	5,197	5,092	(13%)	2%
Total service revenue	**24,770**	23,614	23,321	5%	1%
Research and development revenue:					
Other	**285**	5	23	5,600%	(78%)
Total revenues	**$240,083**	$235,142	$145,214	2%	62%

2002 as Compared to 2001

Product Revenue

Orthopaedics product revenue increased 8% to $89.9 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 due to an increase in the sales of Synvisc viscosupplementation product. Synvisc viscosupplementation product sales increased primarily due to increased utilization of the product within the existing customer base as well as new accounts. We believe that a potentially significant competitor is currently seeking FDA approval for a viscosupplementation product for possible U.S. launch during the second half of 2003 that could have an adverse affect on future sales of Synvisc viscosupplementation product.

Biosurgical specialties product revenue decreased 10% to $53.4 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The decrease is due to a decrease in sales of surgical instruments to $0.9 million resulting from the sale of our Snowden-Pencer line of surgical instruments during the fourth quarter of 2001, partially offset by a 36% increase in sales of Sepra products to $39.1 million primarily due to increased market penetration.

Cardiothoracic products include fluid management (chest drainage) systems, surgical closures, biomaterials, and instruments for conventional and minimally invasive cardiac surgery. Cardiothoracic product revenue increased 4% to $71.7 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to a 15% increase in the combined sales of FocalSeal-L surgical sealant and instruments for minimally-invasive and off-pump cardiac surgery to $17.0 million and a 10% increase in the revenues from sales of fluid management (chest drainage) systems to $32.4 million due to a change in the buying pattern of distributors. These increases were partially offset by a 7% decrease in revenue from sales of surgical closures to $17.6 million resulting from our withdrawal of certain commodity suture lines in Europe during the first half of 2001.

Service Revenue

Orthopaedics service revenue increased 10% to $20.3 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to a change in the classification of reimbursed expenses from partners from a reduction in operating expenses to service revenues. Excluding the $1.5 million of additional service revenue resulting from the change in classification of reimbursed expenses, Orthopaedics service revenue did not change significantly during 2002 as compared to 2001. Increased sales of Carticel chondrocyte services in the U.S. for 2002 were offset by decreased European sales of the service because we have not been actively seeking new partners or marketing Carticel chondrocytes in Europe since the second quarter of 2001. The 13% decrease in Biosurgical Specialties service revenue to $4.5 million in 2002 as compared to $5.2 million in 2001 is attributable to decreased sales of Epicel skin grafts, which are used to treat victims of severe burns. Sales of Epicel skin grafts are variable based upon a number of unpredictable factors, including the number of severe burn patients and their survival rate prior to treatment with Epicel skin grafts.

International Revenue

International revenue as a percentage of total sales for 2002 was 28% as compared to 29% in 2001. The decrease was primarily due to the relative increased sales of Synvisc supplementation product in the U.S.

2001 as Compared to 2000

Product Revenue

Orthopaedics product revenue increased in 2001 as compared to 2000 primarily due to the sales of Synvisc viscosupplementation product, which we added to the Orthopaedics product category in December 2000 through our acquisition of Biomatrix.

The increase in Biosurgical Specialties product revenue in 2001 as compared to 2000 was due primarily to increases in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite. An increase in sales of products sold to original equipment manufacturers and sales generated from Hylaform biomaterial product and other skin care products, which were added to the Biosurgical Specialties product category in December 2000, also contributed to the overall increase in Biosurgical Specialties product revenue. The increase in sales was partially offset by a decrease in sales of instruments for plastic surgery, due to the sale of Snowden-Pencer line of surgical instruments during the fourth quarter of 2001.

The decrease in Cardiothoracic product revenue in 2001 as compared to 2000 was due to decreased sales of chest drainage systems resulting from competitive pricing pressures in that market as well as the withdrawal from certain commodity suture lines in Europe. The decrease was offset, in part, by the continued growth in sales of minimally invasive cardiac surgery products and the sales revenue from the FocalSeal-L surgical sealant. We added FocalSeal-L surgical sealant to the Cardiothoracic product category in the third quarter of 2000 pursuant to a distribution and marketing agreement with Focal which, prior to our acquisition of Focal in June 2001, provided us with exclusive distribution rights for this product in North America.

Service Revenue

Orthopaedics and Biosurgical Specialties service revenue did not change significantly during 2001 as compared to 2000.

International Revenue

International revenue as a percentage of total revenue in 2001 was 29% as compared to 25% in 2000. International revenue as a percentage of total revenue increased during the year primarily due to the addition of sales of Synvisc viscosupplementation product.

MARGINS

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Product margin	**$119,053**	$ 98,273	$52,381	21%	88%
% of product revenue	**55%**	46%	43%		
Service margin	**$ 10,473**	$ 10,881	$11,023	(4%)	(1%)
% of service revenue	**42%**	46%	47%		
Total gross margin	**$129,526**	$109,154	$63,404	19%	72%
% of total product and service revenue	**54%**	46%	44%		

2002 as Compared to 2001

Product Margin

Genzyme Biosurgery sells or provides a broad range of healthcare products and services. As a result, Genzyme Biosurgery's gross margins may vary significantly depending on the market conditions of each product or service.

The 21% increase in product margin and the increase in product margin as a percentage of product revenue for 2002 as compared to 2001 was primarily attributable to an increase in product revenue of $3.5 million and a decrease in cost of products sold of $17.3 million. Cost of products sold in 2001 includes $11.3 million of costs related to our December 18, 2000 acquisition of Biomatrix which was allocated to Genzyme Biosurgery, for which there are no comparable amounts in 2002. As part of the Biomatrix acquisition, we adjusted the acquired inventory to fair value, resulting in an increase of $11.3 million. In June 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock not previously acquired. As part of the Focal acquisition, we adjusted the acquired inventory to fair value and amortized the adjustment to cost of products sold as the acquired inventory was sold, of which $2.4 million was amortized in 2002 and $1.4 million was amortized in 2001. Excluding the adjustments described above, product margin increased 9% in 2002, to $121.4 million as compared to 2001 as a result of an increase in sales of Synvisc viscosupplementation product, a higher margin product, and to a general reduction in unit costs for Seprafilm bioresorbable membrane in 2002.

Service Margin

Service margin for services allocated to Genzyme Biosurgery decreased 4% in 2002 as compared to 2001 primarily due to a 13% decrease in sales of Epicel skin grafts to $4.5 million and a 12% increase in cost of services sold to $14.3 million.

2001 as Compared to 2000

Product Margin

Genzyme Biosurgery recorded charges to cost of products sold in 2001 of $11.3 million relating to the increased basis of the inventory obtained in connection with our acquisition of Biomatrix in December 2000 and $1.4 million relating to the increased basis of the inventory obtained in connection with our acquisition of Focal in June 2001. Additionally, Genzyme Biosurgery included a $0.8 million charge related to the underfunding of an acquired retirement plan in cost of products sold. Excluding the adjustments described above, product margins increased in 2001 as compared to 2000, as a result of an increase in sales of higher margin products such as Synvisc viscosupplementation product and devices for minimally invasive cardiac surgery in 2001.

Service Margin

Service margin for services allocated to Genzyme Biosurgery decreased in 2001 as compared to 2000 primarily due to a significant decline in volume of Epicel skin graft services due to an increase in discounts and cancellations. This decrease is partially offset by the increase in service margin for Carticel chondrocytes due to higher average sales prices resulting from a price increase and controlled spending.

Operating Expenses

2002 as Compared to 2001

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased 12% to $107.0 million in 2002 as compared to 2001. The decrease is primarily due to $9.1 million of costs attributable to the sale of our former Snowden-Pencer line of surgical instruments in 2001 for which there are no comparable amounts in 2002 and to efforts within Genzyme Biosurgery to streamline and consolidate selling activities in 2002. In addition, Genzyme Biosurgery's selling, general and administrative expenses for 2002 include a credit of $1.3 million for amounts in excess of Genzyme Biosurgery's actual severance costs for employees included in a plan of consolidation of Genzyme Biosurgery's European Operations. In addition, there were $5.5 million of costs in 2001 associated with the consolidation of European operations for which there are no comparable amounts in 2002. A $2.6 million charge for severance costs relating to Genzyme Biosurgery's Cardiothoracic business was recorded in 2002 for which there were no comparable amounts in 2001.

Research and Development Expenses

Research and development expenses increased 11% to $52.3 million in 2002 as compared to 2001 primarily due to a $2.8 million increase in spending on Orthopaedics development programs, particularly other indications for Synvisc viscosupplementation product and a $2.1 million increase in expenses for the Biosurgical Specialties development programs, particularly clinical trial activities for Hylaform biomaterial product. The terms of the existing contract with Inamed Corporation, Genzyme Biosurgery's distributor of Hylaform biomaterial product were revised in 2002 to allow for increased participation by Inamed in research and development activities and to provide Genzyme Biosurgery with cost reimbursement upon the achievement of development milestones. The upfront fee and milestone payments to be received under this agreement will be recognized in accordance with our revenue recognition policy for such payments. Research and development expenses did not change significantly for the Cardiothoracic development programs; however, in 2002 Genzyme Biosurgery focused more spending on cardiac science programs, particularly cell therapy, and less on spending for cardiac device programs.

2001 as Compared to 2000

Selling, General and Administrative Expenses

The increase in selling, general and administrative expenses in 2001 as compared to 2000 was due to the additional selling, general and administrative expenses related to the Biomatrix business, which we purchased in December 2000 and an increase in patent litigation costs which were $4.1 million. In addition, Genzyme Biosurgery recorded $7.2 million in costs associated with the consolidation of European operations.

Research and Development Expenses

The increase in research and development expenses in 2001 as compared to 2000 due to increased spending on orthopaedics and cardiothoracic development programs. The increase in spending was primarily a result of the addition of Synvisc viscosupplementation product to the orthopaedics line in December 2000 and the addition of FocalSeal-L surgical sealant to the cardiothoracic line in June 2001.

Amortization of Intangibles

Amortization of intangibles expense decreased 33% to $31.3 million in 2002 as compared to 2001 due to Genzyme Biosurgery's adoption of SFAS No. 142 in January 2002. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. In accordance with the provisions of SFAS No. 142, Genzyme Biosurgery ceased amortizing goodwill as of January 1, 2002.

The following table presents the impact SFAS No. 142 would have had on Genzyme Biosurgery's amortization of intangibles expense had the standard been in effect for the years ended December 31, 2001 and 2000 (amounts in thousands):

	Year ended December 31, 2001			Year ended December 31, 2000		
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$46,828	$(15,521)	$31,307	$7,096	$(3,894)	$3,202

The increase in amortization of intangibles for 2001 as compared to 2000 was primarily attributable to intangible assets acquired in 2001 and 2000 in connection with our acquisitions of Biomatrix in December 2000, the GDP Class A limited partnership interests in January 2001, Focal, Inc. in June 2001 and the Class B limited partnership interests in August 2001.

Purchase of In-Process Research and Development

Myosix

In July 2002, we entered into a collaboration with Myosix, a privately-held French biotechnology company, for the development and commercialization of a certain autologous cell culture technology, which we refer to as the Myosix Technology. The Myosix Technology was developed by the founders of Myosix with funding from the AP-HP, which owns and exclusively licenses the Myosix Technology and related patents to Myosix. In connection with the collaboration, we entered into several agreements with Myosix, including an equity purchase agreement, all effective July 29, 2002. Pursuant to the terms of the equity purchase agreement, we acquired 49% of the common stock of Myosix in exchange for 625,977 shares of Biosurgery Stock. The entire initial acquisition cost of $1.9 million, of which $1.6 million represents the fair market value of the shares of Biosurgery Stock exchanged and $0.3 million represents acquisition costs, was allocated to IPR&D and charged to expense in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery. We allocated this charge and our ownership interest in Myosix to Genzyme Biosurgery.

The sublicense that we obtained from Myosix grants us use of the Myosix Technology for the treatment of congestive heart failure. Phase 2 clinical trials commenced in the fourth quarter of 2002, and FDA approval is projected for 2009. As of December 31, 2002, the Myosix Technology has not achieved technological feasibility for any application and will require significant future development before an application can be completed.

Pursuant to the terms of our various collaboration agreements with Myosix, we have sole responsibility for the cost, management, control and conduct of product development and commercialization, though we have entered into an agreement with AP-HP that obligates AP-HP to bear a portion of the costs associated with Phase 2 clinical trials. Myosix will act as a sub-contractor to us for these activities. We currently have the right to designate all of the members of Myosix's Board of Directors and, so long as we own at least 34% of Myosix, its Chief Executive Officer. We can acquire the remaining shares of Myosix common stock upon achievement of certain milestones during the development and commercialization of products based on the Myosix Technology. Effective July 29, 2002, because of our ownership interest in and level of control of Myosix, we consolidate the results of Myosix.

Biomatrix

In connection with our acquisition of Biomatrix, we allocated approximately $82.1 million to IPR&D, which Genzyme Biosurgery recorded as a charge to expense in its combined statements of operations for the year ended December 31, 2000. As of December 31, 2002, the technological feasibility of the Biomatrix IPR&D projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Below is a brief description of the Biomatrix IPR&D projects, including an estimation of when our management believes we may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status at December 31, 2002	Value at Acquisition Date (in millions)	Estimated Cost to Complete at December 31, 2002 (in millions)	Year of Expected Product Launch
Viscosupplementation	Use of elastoviscous solutions and viscoelastic gels in disease conditions to supplement tissues and body fluids, alleviating pain and restoring normal function.	• Preclinical for hip indications in U.S. • Preclinical for knee indications • Preclinical for other joints • Product launched for hip indications in Europe in September 2002	$33.8	$24.9	2002 to 2008
Visco-augmentation and Visco-separation (adhesion prevention)	Use of viscoelastic gels to provide scaffolding for tissue regeneration and to separate tissues and decrease formation of adhesions and excessive scars after surgery.	• Preclinical – gynecological and pelvic indications	48.3	4.7	2003 to 2006
		• Clinical trials – pivotal safety and efficacy study on-going in U.S. for Hylaform biomaterial product		N/A	
		• Phase 2 – spine indications; program cancelled during 2002; no further development planned			N/A
		Total:	$82.1	$29.6	

Except for our viscosupplementation product for the hip launched in Europe in 2002, substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once research is completed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Charge for Impaired Assets

In 1997, we temporarily suspended bulk production of HA at our bulk HA manufacturing facility in Haverhill, England because we determined that we had sufficient quantities of HA on hand to meet the demand for our Sepra products for the near term. In the first quarter of 2002, we began a capital expansion program to build HA manufacturing capacity at one of our existing manufacturing facilities in Framingham, Massachusetts. During the third quarter of 2002, we determined that we had sufficient inventory levels to meet demand until the Framingham facility is completed and validated, which is estimated to be within one year. In connection with this assessment, we concluded that we no longer require the manufacturing capacity at the HA plant in England and we recorded an impairment charge of approximately $9.0 million to write off the assets at the England facility. This charge resulted in an increase of $9.0 million in the long-term portion of the amount due from Genzyme Biosurgery to Genzyme General at December 31, 2002.

In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in the England. The write-off of equipment was related to the Sepra product line and did not have alternative uses. We allocated this charge to Genzyme Biosurgery.

OTHER INCOME AND EXPENSES

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Equity in net loss of unconsolidated affiliate	**$ –**	$ (1,316)	$ –	(100)%	N/A
Loss on investment in equity securities	**–**	–	(7,300)	N/A	(100)%
Loss on sale of product line	**–**	(24,999)	–	(100)%	N/A
Other	**192**	124	(15)	55%	(927)%
Investment income	**1,303**	1,753	5,833	(26)%	(70)%
Interest expense	**(9,225)**	(13,884)	(1,364)	(34)%	918%
Total other income (expenses)	**$(7,730)**	$(38,322)	$(2,846)	(80)%	1,247%

2002 as Compared to 2001

Equity in Net Loss of Unconsolidated Affiliate

In January 2001, Focal exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated our investment in Focal to Genzyme Biosurgery. Genzyme Biosurgery recorded in equity in net loss of unconsolidated affiliate its portion of the results of Focal. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Genzyme Biosurgery's equity in net loss of unconsolidated affiliate decreased in 2002 when compared to 2001 because Genzyme Biosurgery began accounting for Focal as a wholly-owned subsidiary in 2001, when the remaining outstanding shares were purchased.

Loss on Sale of Product Line

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41 million at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale. Genzyme Biosurgery had no similar charge in 2002.

Investment Income

Investment income decreased 26% in 2002 as compared to 2001 as a result of a decline in interest rates and average cash balances.

Interest Expense

Interest expense decreased 34% in 2002 as compared to 2001 primarily as a result of a decrease in the interest rates on borrowings under our revolving credit facility.

2001 as Compared to 2000

Equity in Net Loss of Unconsolidated Affiliate

In January 2001, Focal exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated our investment in Focal to Genzyme Biosurgery. Genzyme Biosurgery recorded in equity in net loss of unconsolidated affiliate its portion of the results of Focal. Genzyme Biosurgery's equity in net loss of unconsolidated affiliate increased in 2001 when compared to 2000 because Genzyme Biosurgery did not account for our interest in Focal under the equity method of accounting in 2000. On June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for shares of Focal common stock, at which time we began accounting for Focal as a wholly-owned subsidiary.

Loss on Investments in Equity Securities

In 2000, Genzyme Biosurgery recorded a $7.3 million charge for the write-down of Genzyme Biosurgery's investment in the common stock of Focal, because we considered the decline in the value of this investment to be other than temporary. Genzyme Biosurgery had no similar charge in 2001.

Loss on Sale of Product Line

In November 2001, we sold our Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with the Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery.

Investment Income

Investment income decreased 70% in 2001 when compared to 2000 as a result of lower average cash balances.

Interest Expense

Interest expense increased primarily as a result of the $234.0 million of debt outstanding as of December 31, 2001, under the portion of our revolving credit facility that we allocated to Genzyme Biosurgery. In December 2000, we drew $200.0 million under this facility and allocated the proceeds to Genzyme Biosurgery to finance a portion of the cash component of the Biomatrix merger consideration. In November 2001, we drew $17.0 million under this facility and allocated the proceeds to Genzyme Biosurgery. We repaid $1.0 million of these borrowings in December 2001 using cash allocated to Genzyme Biosurgery.

Cumulative Effect of Change in Accounting for Goodwill

On January 1, 2002, we adopted SFAS No. 142, which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 requires a transitional impairment test to compare the fair value of a reporting unit with the carrying amount of the goodwill.

In November 2001, we sold our Snowden-Pencer line of surgical instruments. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, Genzyme Biosurgery tested the goodwill of the cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. Genzyme Biosurgery recorded an impairment charge of $98.3 million, which was reflected as a cumulative effect of a change in accounting for goodwill in the consolidated statements of operations and the combined statements of operations for Genzyme Biosurgery for the year ended December 31, 2002.

Research and Development Programs

Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing; and
- pursue regulatory approvals.

This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

Below is a brief description of our significant research and development programs that have been allocated to Genzyme Biosurgery:

Program	Program Description or Indication	Development Status at December 31, 2002	Year of Expected Product Launch
HIF-1α	Angiogenic gene therapy to treat coronary artery disease and peripheral artery disease	Phase 1 clinical trials ongoing	2008 through 2010
Cardiac cell therapy (for injection)	Tissue regeneration to treat congestive heart failure	Phase 1 clinical trial ongoing in Europe; IND expected to be filed in the U.S. in 2003	2009
Synvisc (Hylan G-F20) [1]	Next stage viscosupplementation products to treat osteoarthritis of the knee, hip and other joints	• Preclinical for hip indications in U.S. • Preclinical for knee indications • Preclinical for other joints • Product launched in Europe for hip indications in September 2002	2003 through 2008
Sepra technologies [1]	Next stage products to prevent surgical adhesions for various indications	Preclinical; safety and efficacy study ongoing in the U.S. for Hylaform biomaterials	2003 through 2007

The aggregate actual and estimated research and development expense for the above programs is as follows (in millions):

Costs incurred for the year ended December 31, 2001	$19.8
Costs incurred for the year ended December 31, 2002	$27.8
Cumulative costs incurred as of December 31, 2002	$98.1
Estimated costs to complete as of December 31, 2002	$300.0 to $350.0

[1] *Includes programs acquired in connection with the December 2000 acquisition of Biomatrix.*

Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially affected.

Liquidity and Capital Resources

At December 31, 2002, Genzyme Biosurgery had cash and cash equivalents of $32.7 million, a decrease of approximately $5.9 million from December 31, 2001.

Genzyme Biosurgery's operating activities used $23.3 million of cash for the year ended December 31, 2002 as compared to $44.1 million for the year ended December 31, 2001. Net cash used by operating activities was impacted by Genzyme

Biosurgery's division net loss of $177.6 million, offset by:

- $37.9 million of depreciation and amortization, of which, $6.6 million resulted from the depreciation of the property, plant and equipment and $31.3 million resulted from the amortization of intangible assets, including intangible assets acquired in connection with our acquisitions of Biomatrix and Focal;
- a $1.9 million non-cash charge for in-process research and development due to the investment in Myosix;
- a $9.0 million impairment charge related to manufacturing capacity no longer required at our HA plant in England;
- $98.3 million for the cumulative effect of a change in accounting for goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of SFAS No. 142; and
- $6.6 million attributable to the net decrease in working capital.

Genzyme Biosurgery's investing activities used $5.7 million of cash in 2002 as compared to $27.3 million in 2001, primarily to fund capital expenditures.

Genzyme Biosurgery's financing activities provided $24.5 million of cash in 2002 as compared to $32.2 million in 2001. Net cash provided from financing activities was primarily a result of the $50.0 million draw under the revolving credit facility allocated to Genzyme Biosurgery. This was partially offset by a $27.1 million payment to Genzyme General, representing a refund of $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in Diacrin/Genzyme LLC, plus accrued interest of 13.5% per annum.

In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note due May 2003, in favor of UBS Warburg LLC. The $10.0 million principal of this note remains outstanding and was included in current portion of long-term debt, convertible notes and capital lease obligations in Genzyme Biosurgery's combined balance sheet at December 31, 2002.

During 2002, we drew down $50.0 million under our $350.0 million revolving credit facility, all of which matures in December 2003, and allocated the proceeds to Genzyme Biosurgery. At December 31, 2002, $284.0 million had been drawn down and remained outstanding under our revolving credit facility, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin, which was, in the aggregate, 2.5% at December 31, 2002. We intend to refinance our revolving credit facility during 2003.

Our board of directors has made $25.0 million of Genzyme General's cash available to Genzyme Biosurgery. Under this arrangement, Genzyme Biosurgery is able to draw down funds as needed in exchange for Biosurgery designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. At December 31, 2002, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

As of December 31, 2002, we were committed to make the following payments under contractual obligations using cash allocated to Genzyme Biosurgery:

(Amounts in millions)		Payments Due by Period					
Contractual Obligations	**Total**	2003	2004	2005	2006	2007	After 2007
Long-term debt	**$294.0**	$294.0	$ –	$ –	$ –	$ –	$ –
Long-term portion of intercompany payable to Genzyme General	**11.9**	2.5	2.3	2.3	2.2	1.7	0.9
Capital lease obligations	**0.7**	0.7	–	–	–	–	–
Operating leases	**23.7**	4.7	4.4	4.2	4.2	2.0	4.2
Unconditional purchase obligations	**–**	–	–	–	–	–	–
Research and development agreements	**3.0**	3.0	–	–	–	–	–
Total contractual cash obligations	**$333.3**	$304.9	$6.7	$6.5	$6.4	$3.7	$5.1

In July 2002, we entered into an agreement to lease 61,101 square feet of additional office space in Cambridge, Massachusetts. We allocate the future minimum payments due under this lease 50% to Genzyme General and 50% to Genzyme Biosurgery based upon our current assessment of the long-term occupancy ratio for this location. The term of the lease is seven years with rent payable monthly in advance commencing on October 1, 2002. Remaining fixed rent payments during the term of the lease are as follows (amounts in thousands):

2003	$1,016
2004	1,045
2005	1,076
2006	1,099
2007	1,099
Thereafter	1,923
Total	$7,258

Pursuant to the terms of the lease agreement, we are obligated to pay, in addition to yearly fixed rent, our pro rata share of the landlord's operating costs and the real estate taxes for the property in excess of the landlord's operating costs and real estate taxes for 2002. In addition, the landlord will charge us for direct use of electricity at cost. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms with rent equal to the greater of the current base rent or 95% of fair market value. The lease also provides three options to lease a total of 45,577 square feet of additional space at the property. In addition, the lease provides us with first offer options on additional space that becomes available in the building.

We anticipate that Genzyme Biosurgery's cash resources, together with amounts available from the following sources, will be sufficient to finance its planned operations and capital requirements through at least the fourth quarter of 2003:

- revenues generated from sales of its products and sales under distribution agreements;
- the $3.0 million remaining under the interdivisional financing arrangement with Genzyme General; and
- amounts available to Genzyme Biosurgery under our revolving credit facility.

Genzyme Biosurgery intends to use substantial portions of its available cash for:

- repayment of the 6.9% convertible subordinated note due in May 2003;
- research and development;
- product development and marketing;
- improving manufacturing efficiency;
- enforcing patent and other intellectual property rights;
- transactional activity related to acquiring and disposing of assets;
- consolidating facilities and related relocation activities; and
- working capital.

Genzyme Biosurgery's cash needs may differ from those planned as a result of many factors, including the:

- results of research and development efforts;
- ability to establish and maintain strategic alliances;
- ability to enter into licensing arrangements and additional distribution arrangements;
- ability to share costs of product development with research and marketing partners;
- costs involved in enforcing patent claims and other intellectual property rights;
- costs involved in defending or settling post-closing acquired liabilities in connection with our sale of the Snowden-Pencer line of surgical instruments;
- market acceptance of novel approaches and therapies;
- success of its initiatives to reduce expenses and streamline its operations;
- development of competitive products; and
- ability to satisfy regulatory requirements of the FDA and other governmental authorities.

Genzyme Biosurgery will require significant additional financing to continue operations at anticipated levels. We cannot guarantee that Genzyme Biosurgery will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable. If Genzyme Biosurgery has insufficient funds or is unable to raise additional funds, it may delay, scale back or eliminate certain of its programs. Genzyme Biosurgery may also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

New Accounting Pronouncements, Market Risk, Interest Rate Risk, Foreign Exchange Risk and Equity Price Risk

See "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations" included in this annual report.

Factors Affecting Future Operating Results

The future operating results of Genzyme Biosurgery could differ materially from the results described above due to the risks and uncertainties described below and under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in this annual report.

A failure to increase sales of Synvisc viscosupplementation product could have a negative effect on Genzyme Biosurgery's business.

Genzyme Biosurgery expects to generate a substantial portion of its product revenues from sales of Synvisc viscosupplementation product. Net product sales of Synvisc viscosupplementation product totaled $89.8 million for the year ended December 31, 2002, representing approximately 37% of Genzyme Biosurgery's total revenues for that year.

Failure to achieve sales growth for Synvisc viscosupplementation product may adversely affect Genzyme Biosurgery's business. Revenues from Synvisc viscosupplementation product could be impacted negatively if competitive treatments for the symptoms of osteoarthritis of the knee are deemed more efficacious, more convenient to use or cost effective. Products competitive to Synvisc viscosupplementation product are currently being sold. Some companies are developing competitive products, and other companies may do so in the future.

The commercial success of Synvisc viscosupplementation product also will depend on many other factors, including:

The availability of third-party reimbursement. An important factor to achieving sales growth for Synvisc viscosupplementation product is the availability of reimbursement from third party payors, including managed care organizations, private health insurers and government healthcare administrative authorities. Genzyme Biosurgery has been generally successful in obtaining and maintaining broad coverage and adequate reimbursement in the United States for Synvisc viscosupplementation product. Medicare carriers in all 50 states provide benefits for Synvisc viscosupplementation product. Approximately 90% of commercial insurers also cover the product. Genzyme Biosurgery is working to expand existing coverage to plans that do not provide benefits for Synvisc viscosupplementation product and in situations where coverage policies may be limited in scope. Outside the United States, reimbursement is often provided by government healthcare administrative authorities. Reimbursement is not offered by any such authority outside the United States. Genzyme Biosurgery continues to seek coverage for Synvisc viscosupplementation product from such authorities, particularly in Canada, Europe and Australia. To manage and reduce healthcare costs, third party payors increasingly seek opportunities to contain healthcare costs. These efforts include challenging the price of healthcare products, limiting coverage and the level of coverage that will be provided, and shifting reimbursable costs to other parties through co-payment, coinsurance and other risk sharing arrangements. We cannot guarantee that any third-party payor that currently provides reimbursement for Synvisc viscosupplementation product will continue to provide coverage or reimbursement at adequate levels, or that additional third-party payors will begin to provide coverage or reimbursement at adequate levels.

Continued relations with marketing partners. Genzyme Biosurgery has entered into several distribution agreements for marketing and distributing Synvisc viscosupplementation product. Genzyme Biosurgery has in the past and may in the future periodically reacquire distribution rights in some territories if partners fail to perform under agreements relating to these territories. Genzyme Biosurgery may not be able to maintain or replace these marketing partners. In this event, there may be disruptions in sales associated with restructuring Genzyme Biosurgery's distribution arrangements.

The future commercial success of Synvisc viscosupplementation product, as well as the other marketed products allocated to Genzyme Biosurgery, is highly uncertain. For additional details concerning the risks associated with commercializing novel biotechnology products, you should review the factors described above under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in Exhibit 13.1 of this annual report.

The commercial success of Carticel chondrocytes is uncertain.

Carticel cartilage repair service involves a proprietary process for growing autologous chondrocytes (a patient's own cartilage cells) to replace those that are damaged or lost. Revenues from Carticel chondrocytes services total $18.8 million for the year ended December 31, 2002, representing approximately 8% of Genzyme Biosurgery's total revenue for that year. The commercial success of Carticel chondrocytes will depend on many factors, including the following:

- positive results from post-marketing studies;
- FDA approval of a device to improve the procedure for implanting Carticel chondrocytes;
- the availability of third-party reimbursement;
- market acceptance by orthopaedic surgeons;
- our continuing relationship with key collaborators; and
- the success of competitive products.

We are aware of at least three other companies that have competitive cell-based therapies for cartilage repair in the European market. Further, at least three other companies are engaged in research on cultured cartilage cell products. Also, several pharmaceutical and biotechnology companies are developing alternative treatments for knee cartilage damage. One or more of these companies may develop products or services superior to Carticel chondrocytes.

Genzyme Biosurgery has and will continue to devote significant resources to develop novel products and treatments that may not be commercially successful.

Genzyme Biosurgery has devoted a significant amount of money to developing products that will represent alternatives to traditional surgical procedures or treatments. These products will likely require several years of aggressive and costly marketing before they might become widely accepted by the surgical community. Genzyme Biosurgery expects to develop products that are designed to enable surgeons to perform minimally invasive cardiovascular surgery. The medical conditions that can be treated with minimally invasive cardiovascular surgery are currently being treated with widely accepted surgical procedures such as coronary artery bypass grafting and catheter-based treatments, including balloon angioplasty, atherectomy and coronary stenting. To date, minimally invasive cardiovascular surgery has been performed on a limited basis and its further adoption by the surgical community will partly depend on Genzyme Biosurgery's ability to educate cardiothoracic surgeons about its effectiveness and to facilitate the training of cardiothoracic surgeons in minimally invasive cardiovascular surgery techniques.

Similarly, until recently surgeons have not used products designed to reduce the incidence and extent of postoperative adhesions. Since 1996, when Seprafilm bioresorbable membrane was introduced, market acceptance of anti-adhesion products has been slow. To increase sales of the Sepra™ products, Genzyme Biosurgery has had to educate surgeons and hospital administrators about the problems of, and costs associated with, adhesions and the benefits of preventing adhesions. Genzyme Biosurgery also has had to, and continues to have to, train surgeons on the proper handling and use of these products.

We cannot guarantee that Genzyme Biosurgery's continued efforts in educating and training the surgical community will result in the widespread adoption of minimally invasive cardiovascular surgery and anti-adhesion products or that surgeons adopting these procedures and products will use Genzyme Biosurgery's products.

Adverse events in the field of gene therapy may negatively affect regulatory approval or public perception of Genzyme Biosurgery's gene therapy products.

Recent adverse events in gene therapy clinical trials may result in greater governmental regulation, increased development costs and potential regulatory delays relating to the testing or approval of Genzyme Biosurgery's gene therapy products.

The commercial success of any gene therapy products that Genzyme Biosurgery develops will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in:

- greater government regulation;
- stricter clinical trial oversight;
- tighter commercial product labeling requirements of gene therapies; and
- a decrease in the demand for any gene therapy product that Genzyme Biosurgery may develop.

Because Genzyme Biosurgery has significant fixed payments, it will need to devote a substantial portion of its cash flow to make the payments and may need to borrow money in the future to make debt payments and operate its business.

As of December 31, 2002, we had allocated to Genzyme Biosurgery approximately $284.0 million borrowed under our corporate credit facility. Genzyme Biosurgery will use a large part of its cash flow to make principal and interest payments on this debt. If Genzyme Biosurgery's cash flow from operations is insufficient to meet these obligations, we may need to borrow additional funds on behalf of Genzyme Biosurgery to make these payments. We cannot guarantee that such additional financing will be available or available on favorable terms.

In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note in favor of UBS Warburg LLC that matures in May 2003. At December 31, 2002, $10.0 million principal amount of this note remained outstanding, all of which we allocated to Genzyme Biosurgery. Genzyme Biosurgery will use a part of its cash flow to satisfy debt service on this note. If all or a portion of the note is not converted at the option of the holder into Biosurgery Stock, at maturity Genzyme Biosurgery's cash reserves will be diminished by the amount necessary to repay the outstanding principal of the note.

Genzyme Biosurgery anticipates future losses and may never become profitable.

Genzyme Biosurgery expects to have operating losses before amortization of intangibles through at least the second quarter of 2003 as it continues to spend substantial amounts of money on, among other things, conducting research, development, regulatory and commercialization activities to support its expanded product lines. This strategy involves risks, which include supporting higher levels of operating expenses, attracting and retaining employees, and dealing with other management difficulties that arise from rapid growth and operating loss. If Genzyme Biosurgery cannot increase revenues and/or reduce operating expenses effectively, it may not become profitable.

Changes in Genzyme Biosurgery's manufacturing capabilities could significantly reduce its ability to deliver its products.

Genzyme Biosurgery is engaged in the production of a wide variety of products and services. Genzyme Biosurgery's manufacturing processes are highly complex and are regulated by the government. It is possible that Genzyme Biosurgery will have problems maintaining or expanding its facilities in the future. These problems could cause delays in production or delivery. Any significant disruption in Genzyme Biosurgery's manufacturing operations or in its ability to manufacture products cost effectively could have an adverse effect on its business, results of operations and financial condition.

Competition from other medical device and technology companies could hurt Genzyme Biosurgery's performance.

The human health care products and services industry is extremely competitive. Major medical device and technology companies compete or may compete with Genzyme Biosurgery. These include such companies as:

- Atrium Medical Corporation and a division of Tyco International, Ltd., in the cardiovascular fluid management market;
- Ethicon Inc., a Johnson & Johnson company, and U.S. Surgical Corporation, a division of Tyco, in the cardiovascular closure market;
- CardioThoracic Systems, Inc., Medtronic, Inc., U.S. Surgical, Guidant Corporation and Ethicon in the minimally invasive cardiovascular surgery market;
- Ethicon, Lifecore Biomedical, Inc., Life Medical Sciences, Inc. and Gliatech, Inc. in the anti-adhesion market; and
- Fidia S.p.A., Q-Med AB, Sanofi and OrthoLogic Corp., Anika Therapeutics, Inc., Seikagiku Corporation, Bio-Technology General Corp. and Smith & Nephew in the viscosupplementation product market.

These competitors may have superior research and development, marketing and production capabilities. Some competitors also may have greater financial resources than Genzyme Biosurgery. The division is likely to incur significant costs developing and marketing new products without any guarantee that they will be competitively successful in one or more markets. The future success of Genzyme Biosurgery will depend on its ability to effectively develop and market its products against those of its competitors.

The trend toward consolidation in the surgical devices industry may adversely affect Genzyme Biosurgery's ability to market successfully its products to some significant purchasers.

The current trend among hospitals and other significant consumers of surgical devices is to combine into larger purchasing groups to increase their purchasing power and thus reduce their purchase prices for surgical devices. Partly in response to this development, surgical device manufacturers have been consolidating to be able to offer more comprehensive product lines to these larger purchasing groups. In order to market successfully its products to larger purchasing groups, Genzyme Biosurgery may have to expand its product lines or enter into joint marketing or distribution agreements with other manufacturers of surgical devices. We cannot guarantee that Genzyme Biosurgery will be able to employ either of these initiatives or that, when employed, these initiatives will increase the marketability of its products.

Genzyme Biosurgery, a Division of Genzyme Corporation

Combined Statements of Operations

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Revenues:			
Net product sales	**$ 215,028**	$ 211,523	$ 121,870
Net service sales	**24,770**	23,614	23,321
Revenues from research and development contracts	**285**	5	23
Total revenue	**240,083**	235,142	145,214
Operating costs and expenses:			
Cost of products sold	**95,975**	113,250	69,489
Cost of services sold	**14,297**	12,733	12,298
Selling, general and administrative	**106,950**	122,020	92,238
Research and development (including research and development related to contracts)	**52,336**	47,159	37,000
Amortization of intangibles	**31,280**	46,828	7,096
Purchase of in-process research and development	**1,879**	–	82,143
Charge for impaired assets	**8,958**	–	4,321
Total operating costs and expenses	**311,675**	341,990	304,585
Operating loss	**(71,592)**	(106,848)	(159,371)
Other income (expenses):			
Equity in net loss of unconsolidated affiliates	**-**	(1,316)	–
Loss on sale of investment in equity securities	**-**	–	(7,300)
Loss on sale of product line	**-**	(24,999)	–
Other	**192**	124	(15)
Investment income	**1,303**	1,753	5,833
Interest expense	**(9,225)**	(13,884)	(1,364)
Total other income (expenses)	**(7,730)**	(38,322)	(2,846)
Division net loss before cumulative effect of change in accounting for goodwill	**(79,322)**	(145,170)	(162,217)
Cumulative effect of change in accounting for goodwill	**(98,270)**	–	–
Division net loss	**$(177,592)**	$(145,170)	$(162,217)
Comprehensive loss, net of tax:			
Division net loss	**$(177,592)**	$(145,170)	$(162,217)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**(5,306)**	979	(332)
Unrealized gains (losses) on securities:			
Unrealized gains (losses) arising during the period, net	**-**	97	(5,558)
Reclassification adjustment for losses included in division net loss	**-**	–	7,300
Other comprehensive income	**(5,306)**	1,076	1,410
Comprehensive loss	**$(182,898)**	$(144,094)	$(160,807)

The accompanying notes are an integral part of these combined financial statements.

Genzyme Biosurgery, a Division of Genzyme Corporation

Combined Balance Sheets

(Amounts in thousands)	December 31, 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	**$ 32,747**	$ 38,623
Accounts receivable, net	**35,594**	38,293
Inventories	**42,413**	43,545
Prepaid expenses and other current assets	**2,015**	2,734
Total current assets	**112,769**	123,195
Property, plant and equipment, net	**52,582**	53,794
Goodwill, net	**110,376**	209,596
Other intangible assets, net	**282,817**	315,582
Other noncurrent assets	**2,248**	2,504
Total assets	**$560,792**	$704,671
Liabilities and Division Equity		
Current liabilities:		
Accounts payable	**$ 8,480**	$ 7,835
Accrued expenses	**23,665**	25,142
Due to Genzyme General	**32,641**	25,192
Deferred revenue	**1,126**	–
Current portion of long-term debt, convertible notes and capital lease obligations	**294,724**	905
Total current liabilities	**360,636**	59,074
Due to Genzyme General – noncurrent	**9,390**	4,321
Long-term debt and capital lease obligations	**–**	234,724
Convertible notes	**–**	10,000
Deferred revenue-noncurrent	**1,771**	–
Other noncurrent liabilities	**2,772**	2,098
Total liabilities	**374,569**	310,217
Commitments and contingencies (Notes K, M, O)		
Division equity	**186,223**	394,454
Total liabilities and division equity	**$560,792**	$704,671

The accompanying notes are an integral part of these combined financial statements.

Combined Statements of Cash Flows

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Cash Flows from Operating Activities:			
Division net loss	**$(177,592)**	$(145,170)	$(162,217)
Reconciliation of division net loss to net cash used in operating activities:			
Depreciation and amortization	**37,886**	60,931	11,622
Non-cash compensation expense	**-**	66	–
Provision for bad debts	**1,081**	701	1,359
Charge for purchases of in-process research and development	**1,879**	–	82,143
Charge for impaired assets	**8,958**	–	4,321
Loss on investment in equity securities	**-**	–	7,300
Equity in net loss of unconsolidated affiliates	**-**	1,316	–
Loss on sale of product line	**-**	24,999	–
Other	**(345)**	25	2,737
Cumulative effect of change in accounting for goodwill	**98,270**	–	–
Increase (decrease) in cash from working capital changes:			
Accounts receivable	**2,797**	(361)	(6,904)
Inventories	**2,424**	13,097	(7,561)
Prepaid expenses and other current assets	**768**	6,502	(1,178)
Accounts payable and accrued expenses	**(2,803)**	(17,118)	6,975
Due to Genzyme General	**3,390**	10,868	6,585
Cash flows from operating activities	**(23,287)**	(44,144)	(54,818)
Cash Flows from Investing Activities:			
Purchases of investments	**-**	–	(96,456)
Sales and maturities of investments	**-**	–	198,593
Purchase of equity securities	**-**	(5,000)	(5,000)
Purchases of property, plant and equipment	**(5,477)**	(12,874)	(2,850)
Sales of property, plant and equipment	**-**	1,047	26
Proceeds from sale of product line	**-**	15,862	–
Acquisitions, net of acquired cash	**-**	(23,805)	(196,284)
Other	**(204)**	(2,554)	(11,554)
Cash flows from investing activities	**(5,681)**	(27,324)	(113,525)
Cash Flows from Financing Activities:			
Allocated proceeds from issuance of Biosurgery Stock	**939**	1,562	299
Allocated proceeds from issuance of Surgical Products Stock	**-**	–	910
Allocated proceeds from issuance of Tissue Repair Stock	**-**	–	797
Proceeds from draw on credit facility	**50,000**	17,000	200,000
Payments of debt and capital lease obligations	**(904)**	(1,765)	–
Payment of NeuroCell joint venture refund to Genzyme General	**(27,063)**	–	–
Net cash allocated from Genzyme General	**-**	11,993	9,910
Bank overdraft	**(1,194)**	443	2,783
Payments received for notes receivable from stockholders	**182**	2,841	–
Other	**2,501**	81	(54)
Cash flows from financing activities	**24,461**	32,155	214,645

The accompanying notes are an integral part of these combined financial statements.

Combined Statements of Cash Flows (continued)

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Effect of exchange rate changes on cash	**(1,369)**	(227)	(185)
Increase (decrease) in cash and cash equivalents	**(5,876)**	(39,540)	46,117
Cash and cash equivalents at beginning of period	**38,623**	78,163	32,046
Cash and cash equivalents at end of period	**$32,747**	$ 38,623	$78,163
Supplemental disclosures of cash flows:			
Cash paid during the year for:			
Interest	**$ 9,195**	$ 11,916	$ 1,620

Supplemental disclosures of non-cash transactions:

Acquisitions – Note D.

Disposition of Assets – Note E.

Property, plant and equipment – Note H.

In conjunction with the acquisitions of Focal, Biomatrix and GDP, we assumed the following assets and liabilities, which were allocated to Genzyme Biosurgery:

(Amounts in thousands)	For the years ended December 31, 2001	2000
Fair value of assets acquired	$ 33,506	$ 375,732
Goodwill	9,779	112,262
Acquired in-process research and development	–	82,143
Deferred compensation	–	66
Issuance of common stock and options	(9,801)	(217,895)
Net cash paid for acquisition and acquisition costs	(24,223)	(208,371)
Existing equity investment	(5,488)	–
Liabilities for exit activities and integration	–	(6,716)
Net deferred tax liability assumed	–	(106,122)
Net liabilities assumed	$ 3,773	$ 31,099

The accompanying notes are an integral part of these combined financial statements.

Note A. Summary of Significant Accounting Policies

Business

Genzyme Biosurgery is our operating division that develops and markets biotherapeutic and biomaterial products, with an emphasis on orthopaedics, heart disease and broader surgical applications.

In December 2000, we acquired Biomatrix, Inc., a publicly-held company engaged in the development and manufacture of viscoelastic biomaterials for use in orthopaedic and other medical applications, for an aggregate purchase price of $482.4 million. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from December 18, 2000, the date of acquisition.

In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock". Biosurgery Stock is designed to track the performance of our Genzyme Biosurgery division. We converted each outstanding share of Surgical Products Stock into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Tissue Repair Stock into 0.3352 of a share of Biosurgery Stock. We converted all outstanding options to purchase Surgical Products Stock and Tissue Repair Stock into options to purchase Biosurgery Stock at the applicable conversion rate.

Basis of Presentation

The combined financial statements of Genzyme Biosurgery for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme Biosurgery. We also allocate a portion of our corporate operations to Genzyme Biosurgery using methods described in our allocation policy below. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 2001 and 2000 data to conform with the 2002 presentation.

We prepare the combined financial statements of Genzyme Biosurgery in accordance with accounting principles generally accepted in the U.S. We present financial information and accounting policies specific to Genzyme Biosurgery in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the combined financial statements of Genzyme Biosurgery. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies. We incorporate that information into this note by reference.

Tracking Stock

Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Biosurgery. The chief mechanisms intended to cause Biosurgery Stock to "track" the financial performance of Genzyme Biosurgery are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to Genzyme Biosurgery into the determination of the amount available to pay dividends on Biosurgery Stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock if all or substantially all of the assets allocated to Genzyme Biosurgery are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of Biosurgery Stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. Unless declared, no dividends accrue on our tracking stocks.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Biosurgery Stock is defined in our charter as the net income or loss of Genzyme Biosurgery determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks, or change our earnings allocation methodology. Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, we include financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance.

While Biosurgery Stock is designed to reflect Genzyme Biosurgery's performance, it is common stock of Genzyme Corporation and not Genzyme Biosurgery; Genzyme Biosurgery is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Biosurgery Stock have no specific rights to assets allocated to Genzyme Biosurgery. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Biosurgery and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme Biosurgery. Holders of Biosurgery Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of Genzyme liquidation, insolvency or similar event, holders of Biosurgery Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

Allocation Policy

Our charter sets forth what operations and assets are initially allocated to Genzyme Biosurgery and states that going forward the division will also include all businesses, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Biosurgery and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to the division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to a division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the services are performed on a cost basis. Such charges are generally based on direct labor hours;
- proportionate usage – costs incurred which benefit more that one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board of directors also allocates long-term debt and strategic investments.

Note B., "Policies Governing the Relationship of Genzyme's Operating Divisions," further describes our policies concerning interdivisional transactions and income tax allocations.

- We believe that the divisional allocations are reasonable and have been consistently applied. However, a division's results of operations may not be indicative of what would have been realized if the division was a stand-alone entity.

Principles of Combination

Genzyme Biosurgery uses the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or over which we exert significant influence. Genzyme Biosurgery's combined division net loss includes our share of the earnings of these entities.

Translation of Foreign Currencies

Genzyme Biosurgery translates the financial statements of its foreign subsidiaries from local currency into U.S. dollars using:

- the current exchange rate at each balance sheet date for assets and liabilities;
- the average exchange rate prevailing during each period for revenues and expenses; and
- the historical exchange rate for investments in its foreign subsidiaries.

Genzyme Biosurgery considers the local currency for all of its foreign subsidiaries to be the functional currency for that subsidiary. As a result, Genzyme Biosurgery included translation adjustments net of tax for these subsidiaries in division equity. Genzyme Biosurgery also records as a charge or credit to division equity, exchange gains and losses on intercompany balances that are of a long-term investment nature. Genzyme Biosurgery's division equity includes net cumulative foreign currency charges of $(4.7) million at December 31, 2002 and net cumulative foreign currency credits of $0.6 million at December 31, 2001.

Gains and losses on all other foreign currency transactions are included in Genzyme Biosurgery's results of operations.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. We recognize revenue from service sales, such as Carticel® chondrocyte services, when we have finished providing the service. We recognize revenue from contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as we complete our obligations under that contract. We recognize non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, we recognize milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone was not reasonably assured at the inception of the arrangement;
- there is a substantial effort involved in achieving the milestone; and
- the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We receive royalties related to the manufacture, sale or use of its products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

We record allowances for product returns, rebates payable to Medicaid, managed care organizations, or customers and sales discounts. These allowances are recorded as reductions of revenue at the time product sales are recorded. These amounts include the amount of product in the distribution channel and the percent of product end-users covered by Medicaid or managed care organizations. We record consideration paid to a customer or reseller of our products as a reduction of revenue unless we receive an identifiable and separable benefit for the consideration, and we can reasonably estimate the fair value of the benefit received. If both conditions are met, we record the consideration paid to the customer as an expense.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Genzyme Biosurgery's customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Net Income (Loss) Per Share

We calculate earnings per share for each series of our stock using the two-class method, as further described in the notes to our consolidated financial statements included elsewhere in this annual report. We present earnings per share data only in our consolidated financial statements because Genzyme

Corporation is the issuer of the securities. Our divisions do not and cannot issue securities because they are not companies or legal entities.

Accounting for Stock Based Compensation

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for those companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. We have not adopted the fair value method of accounting for stock-based compensation and will continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. We do not recognize compensation expense for options granted under the provisions of these plans with fixed terms and an exercise price greater than or equal to the fair market value of the underlying series of our common stock on the date of grant. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123, as amended, and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

In accordance with the disclosure requirements of SFAS No. 148, the following table sets forth Genzyme Biosurgery's net loss data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123 as amended, based on the fair value at the grant dates of the awards.

	For the years ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Division net loss:			
As reported	**$(177,592)**	$(145,170)	$(162,217)
Add: stock-based compensation included in as-reported, net of tax	**-**	42	-
Deduct: pro forma stock-based compensation, net of tax	**(6,757)**	(9,119)	(4,406)
Pro forma	**$(184,349)**	$(154,247)	$(166,623)

Note A., "Summary of Significant Accounting Policies – Accounting for Stock-Based Compensation," to our consolidated financial statements contains information regarding the assumptions we made in calculating pro forma compensation expense in accordance with SFAS No. 123. The effects of applying SFAS No. 123 are not likely to be representative of the effects on reported division net income (loss) in future years.

Note B. Policies Governing the Relationship of Genzyme's Operating Divisions

Because each of our operating divisions is a part of a single company, our board of directors has adopted policies to address issues that may arise among divisions and to govern the management of, and the relationships between each division. With some exceptions that are mentioned specifically in this note, our board of directors may modify or rescind these policies, or adopt additional policies, in its sole discretion without stockholder approval, subject only to our board of directors' fiduciary duty to stockholders. Accounting principles generally accepted in the U.S. require that any change in policy be preferable (in accordance with these principles) to the previous policy.

Interdivision Asset Transfers

Our board of directors may at any time reallocate any program, product or other asset from one division to any other division. We account for interdivision asset transfers at book value. The consideration paid for an asset transfer generally must be fair value as determined by our board of directors. The difference between the consideration paid and the book value of the assets transferred is recorded in division equity. Our board of directors determines fair value using either a risk-adjusted discounted cash flow model or a comparable transaction model.

The risk-adjusted discounted cash flow model estimates fair value by taking the discounted value of all the cash inflows and outflows related to a program or product over a specified period of time, generally the economic life of the project, adjusted for the probabilities of certain outcomes occurring or not occurring. In performing this analysis, we consider various factors that could affect the success or failure of the program including:

- the duration, cost and probability of success of each phase of development;
- the current and potential size of the market and barriers to entry into the market;

- the maximum number of patients likely to be treated with the product and the speed with which that maximum number will be reached;
- reimbursement policies and pricing limitations;
- current and potential competitors;
- the net proceeds received by us upon the sale of the program or product; and
- the costs of manufacturing and marketing the product or program.

The comparable transaction model estimates fair value through comparison to valuations established for other transactions within the biotechnology and biosurgical areas involving similar programs and products having similar terms and structure. In identifying comparable transactions, we consider, among other factors, the following:

- the similarity of market opportunity;
- the comparability of the medical needs addressed;
- the similarity of the regulatory, reimbursement and competitive environment;
- the stage of products or program development; and
- the risk profile of successfully commercializing the product or program.

We customarily use the comparable transaction model to corroborate valuations derived under the risk-adjusted discounted cash flow model.

When determining the fair value of a program under development using either model, our board of directors also takes into account the following criteria in the case of a program under development:

- the commercial potential of the program;
- the phase of clinical development of the program;
- the expenses associated with realizing any income from the program and the likelihood and time of the realization; and
- other matters that our board of directors and its financial advisors, if any, deem relevant.

One division may compensate another division for a reallocation with cash or other consideration having a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to Genzyme Biosurgery, our board of directors may elect instead to account for the reallocation as an increase in Biosurgery designated shares in accordance with the provisions of our charter. Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell, or distribute without allocating the proceeds to Genzyme Biosurgery. No gain or loss is recognized as a result of these transfers.

Our policy regarding transfers of assets between divisions may not be changed by our board of directors without the approval of the holders of Biosurgery Stock voting as a separate class unless the policy change does not affect Genzyme Biosurgery.

Other Interdivision Transactions

Our divisions may engage in transactions directly with one or more other divisions or jointly with one or more other divisions and one or more third parties. These transactions may include agreements by one division to provide products and services for use by another division, license agreements and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. The division providing these products and services does not recognize revenue on any of these transactions unless it provides them to unrelated third parties in the ordinary course of business. These transactions are subject to the following conditions:

- We charge research and development (including clinical and regulatory support), distribution, sales, marketing, and general and administrative services (including allocated space) performed by one division for another division to the division for which the services are performed on a cost basis. We charge direct costs to the division for which we incur them. We allocate direct labor and indirect costs in reasonable and consistent manners based on the use by a division of relevant services.
- We charge the manufacturing of goods and performance of services by one division exclusively for another division to the division for which it is performed on a cost basis. We allocate direct labor and indirect costs in reasonable and consistent manners based on the benefit received by a division of related goods and services.
- Other than transactions involving research and development, manufacturing, distribution, sales, marketing, general and administrative services, which are addressed above, all interdivisional transactions are performed on terms and conditions obtainable in arm's length transactions with third parties.
- Each division bills the other division on a monthly basis for the services and costs incurred on the other division's behalf. Payment by the other division is due within 45 days. To the extent asset impairment charges are recorded by a division and allocated to another division in accordance with the allocation policies described in Note A, "Significant Accounting Policies," payment of such charge is to be made monthly by the other division in an amount equal to the monthly depreciation or amortization that would have been allocated to the other division using the assets original useful life.
- Our board of directors must approve interdivisional transactions that are performed on terms and conditions other than as described above and are material to one or more of the participating divisions. In giving its approval, our board of directors must

determine that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each participating division.

- Divisions may make loans to other divisions. Any loan of $1.0 million or less matures within 18 months and accrues interest at the best borrowing rate available to the corporation for a loan of like type and duration. Our board of directors must approve any loan in excess of $1.0 million. In giving its approval, our board of directors must determine that the material terms of the loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing each such division.
- All material interdivisional transactions are set forth in a written agreement that is signed by an authorized member of the management team of each division involved in the transaction.

On December 31, 2002, Genzyme Biosurgery owed Genzyme General approximately $42.0 million in connection with these services and transactions. On December 31, 2001, approximately $29.5 million was owed.

Tax Allocations

We file a consolidated tax return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under accounting principles generally accepted in the U.S. as if it were a separate taxpayer. We assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provision. As of the end of any fiscal quarter, however, if a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to the other divisions in proportion to their taxable income without any compensating payment or allocation.

Access to Technology and Know-How

Genzyme Biosurgery has unrestricted access to all technology and know-how owned or controlled by Genzyme Corporation that may be useful in its business, subject to any obligations or limitations that apply to the corporation generally.

Note C. Net Income (Loss) Per Share

Note B., "Net Income (Loss) Per Share," to our consolidated financial statements contains information regarding the calculation of earnings per share for each series of our stock using the two-class method. We present earnings per share data only in our consolidated financial statements because Genzyme Corporation is the issuer of the securities. Our divisions do not and cannot issue securities because they are not companies or legal entities.

Note D. Acquisitions

Focal

In January 2001, Focal exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated this investment to Genzyme Biosurgery. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We allocated the acquired assets and liabilities to Genzyme Biosurgery and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Focal in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Issuance of 2,086,151 shares of Biosurgery Stock	$ 9,450
Issuance of options to purchase 231,566 shares of Biosurgery Stock	351
Acquisition costs	638
Existing equity investment in Focal	5,488
Cash paid to selling security holder	11
Total purchase price	$15,938
Cash and cash equivalents	$ 2,331
Other current assets	6,003
Property, plant and equipment	1,568
Intangible assets (to be amortized over 3 to 12 years)	7,909
Goodwill	1,365
Assumed liabilities	(3,773)
Note receivable from stockholders	535
Allocated purchase price	$15,938

Genzyme Development Partners, L.P.

In January 2001, we acquired the outstanding Class A limited partnership interests in GDP for an aggregate of $25.7 million in cash plus royalties payable over ten years on sales of certain Sepra products. In August 2001, we purchased the remaining outstanding GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus additional royalties payable over ten years on sales of certain Sepra products. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, we include the results of operations of

GDP in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

We allocated the purchase prices to the fair value of the intangible assets acquired as follows (amounts in thousands):

	Total
Patents (to be amortized over 8 years)	$ 5,909
Trademarks (to be amortized over 10 years)	2,755
Technology (to be amortized over 10 years)	8,827
Goodwill	8,414
Total	$25,905

Biomatrix

In December 2000, we completed the acquisition of Biomatrix. Concurrent with the acquisition, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our operating divisions – Genzyme Surgical Products and Genzyme Tissue Repair – to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminated Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, and option to purchase, Surgical Product Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock.

We accounted for the acquisition as a purchase and accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from December 18, 2000, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Cash paid	$ 252,421
Issuance of 17.5 million shares of Biosurgery Stock.	206,522
Issuance of options and warrants to purchase 1.7 million shares of Biosurgery Stock	11,373
Acquisition costs	12,087
Total purchase price	$ 482,403
Cash and cash equivalents	$ 56,137
Current assets	37,639
Property, plant & equipment	39,504
Intangible assets (to be amortized straight-line over 1.5 to 11 years)	284,854
Goodwill	114,759
In-process research and development	82,143
Deferred tax asset	922
Deferred compensation	66
Assumed liabilities	(31,347)
Liabilities for exit activities and integration	(8,216)
Notes receivable from stockholders	14,760
Deferred tax liability	(108,818)
Allocated purchase price	$ 482,403

The approximately 17.5 million shares of Biosurgery Stock issued in exchange for all of the outstanding shares of Biomatrix common stock were valued using the combined five day average closing prices of Surgical Products Stock and Tissue Repair Stock, divided by the applicable exchange ratios. Options and warrants to purchase approximately 1.7 million shares of Biosurgery Stock, issued in exchange for options and warrants to purchase Biomatrix common stock were valued at $11.4 million using the Black-Scholes model. The intrinsic value of the portion of the unvested options related to the future service period was *de minimis*.

Prior to the acquisition, Biomatrix sold 744,000 shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable. As a result of the acquisition, these shares were converted into 532,853 shares of Biosurgery Stock and we recorded $14.8 million of outstanding principal and accrued interest to division equity because the notes were received in exchange for the issuance of stock.

At the date of acquisition, we began to implement plans for certain exit and integration activities including workforce reductions and the closure of Biomatrix's Canadian facility. Accordingly, we recorded liabilities of $6.7 million for severance and related integration costs and assigned to Biomatrix's Canadian facility a value equal to the amount we estimated that we would obtain upon disposal or sale. In 2002 and 2001, we recorded adjustments to and charges against the restructuring reserve as follows (amounts in thousands):

Liabilities for exit activities and integration recorded at acquisition	$ 6,716
Payments in 2000	(746)
Balance at December 31, 2000	5,970
Additional reserve recorded in 2001	1,500
Payments in 2001	(5,891)
Balance at December 31, 2001	1,579
Payments in 2002	(1,674)
Revision of estimate	95
Balance at December 31, 2002	$ –

In October 2001, we completed the sale of the Canadian facility for net proceeds of approximately $1.0 million, which we allocated to Genzyme Biosurgery. We adjusted the allocated fair value of the Canadian facility to equal the proceeds of the disposal.

As of December 31, 2002, the restructuring was complete and a total of $8.3 million of costs had been charged for exit activity and integration costs.

In connection with the purchase of Biomatrix, we allocated approximately $82.1 million of the purchase price to IPR&D. In accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery for the year ended December 31, 2000.

Our management is responsible for determining the fair value of the acquired IPR&D. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. A 38% discount rate was used which is consistent with the risks of each project. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of Biomatrix up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of Biomatrix's IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with accounting principles generally accepted in the U.S. the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery for the year ended December 31, 2000. Genzyme Biosurgery is amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 1.5 years to 11 years. As of December 31, 2002, except for our viscosupplementation product for the hip launched in Europe in 2002, the technological feasibility of the acquired programs and technology platforms had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Unaudited Pro Forma Financial Summary

The following unaudited pro forma financial summary is presented as if the acquisitions of Biomatrix and Focal were completed as of January 1, 2001 and 2000. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated at those dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as the acquired IPR&D charges of $82.1 million related to our Biomatrix acquisition, are not reflected in the following unaudited pro forma financial summary:

	For the Years Ended December 31,	
(Unaudited, amounts in thousands)	2001	2000
Total revenues	$ 235,289	$ 221,103
Division net loss	(152,648)	(142,547)

Note E. Disposition of Assets

In November 2001, we sold our Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash, which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41 million, at the time of the sale. Genzyme Biosurgery recorded a loss of $25.0 million in connection with this sale.

Note F. Accounts Receivable

Genzyme Biosurgery's trade receivables primarily represent amounts due from distributors and healthcare service providers. Genzyme Biosurgery performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme Biosurgery states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $2.4 million at December 31, 2002 and $1.9 million at December 31, 2001.

Note G. Inventories

	December 31,	
(Amounts in thousands)	**2002**	2001
Raw materials	**$11,817**	$13,301
Work-in-process	**8,833**	11,517
Finished products	**21,763**	18,727
Total inventory	**$42,413**	$43,545

Note H. Property, Plant and Equipment

	December 31,	
(Amounts in thousands)	**2002**	2001
Plant and equipment	**$ 34,487**	$ 32,221
Land and buildings	**39,525**	38,891
Leasehold improvements	**2,826**	2,720
Furniture and fixtures	**7,348**	7,001
Construction-in-progress	**1,932**	1,112
	86,118	81,945
Less accumulated depreciation	**(33,536)**	(28,151)
Property, plant and equipment, net	**$ 52,582**	$ 53,794

Genzyme Biosurgery's depreciation expense was $6.6 million in 2002, $14.1 million in 2001, and $4.3 million in 2000.

In 1997, we temporarily suspended bulk production of HA at our bulk HA manufacturing facility in Haverhill, England, because we determined that we had sufficient quantities of HA on hand to meet the demand for our Sepra products for the near term. In the first quarter of 2002, we began a capital expansion program to build HA manufacturing capacity at one of our existing manufacturing facilities in Framingham, Massachusetts. During the third quarter of 2002, we determined that we had sufficient inventory levels to meet demand until the Framingham facility is completed and validated, which is estimated to be within one year. In connection with this assessment, at September 30, 2002, we concluded that we no longer require the manufacturing capacity at the HA plant in England and recorded an impairment charge of approximately $9.0 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery to write off the assets at the England facility.

In 2000, Genzyme Biosurgery recorded a $4.3 million charge for the write-off of abandoned equipment at our Springfield Mills manufacturing facility located in England. The write-off of equipment was related to the Sepra product line and did not have other alternative uses.

Note I. Goodwill and Other Intangible Assets

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and thus has been adopted by Genzyme Biosurgery effective at the beginning of fiscal year 2002.

Goodwill

Effective January 1, 2002, Genzyme Biosurgery adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. Unlike SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of goodwill. Instead, SFAS No. 142 requires that goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. Effective January 1, 2002, we reclassified $1.8 million of acquired workforce intangible assets previously classified as other intangible assets, net of related deferred tax liabilities, to goodwill as required by SFAS No. 142.

In November 2001, we sold our Snowden-Pencer line of surgical instruments, a component of Genzyme Biosurgery's Biosurgical Specialties reporting segment, and recorded a loss of $25.0 million, which we allocated to Genzyme Biosurgery. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations and the combined statements of operations for the year ended December 31, 2002.

We completed the transitional and annual impairment tests for the $110.4 million of net goodwill related to Genzyme Biosurgery's other reporting units during 2002 as provided by SFAS No. 142, and determined that no additional impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable.

The following table contains the changes in net goodwill attributable to Genzyme Biosurgery's reporting segments during 2002 (amounts in thousands):

	As of December 31, 2001	Adjust-ments	Impair-ments	**As of December 31, 2002**
Goodwill:				
Orthopaedics [1]	$114,760	$(903)	$ –	**$113,857**
Biosurgical Specialties	8,414	–	–	**8,414**
Cardiothoracic [2,3]	113,447	412	(113,859)	**–**
Total	236,621	(491)	(113,859)	**122,271**
Accumulated Amortization	(27,025)	(459)	15,589	**(11,895)**
Goodwill, net	$209,596	$(950)	$ (98,270)	**$110,376**

[1] *Adjustments for the Orthopaedics reporting segment include:*

- *$1.4 million of workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, resulting from our acquisition of Biomatrix reclassified as required by SFAS No. 142; and*
- *$(2.3) million resulting from a reclassification adjustment related to our acquisition of Biomatrix.*

[2] *Adjustments for the Cardiothoracic reporting segment represent workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, resulting from our acquisition of Focal, reclassified as required by the provisions of SFAS No. 142.*

[3] *Impairment for the Orthopaedic reporting segment represents the impairment charge recorded by Genzyme Biosurgery in accordance with the transitional provisions of SFAS No. 142, related to the goodwill allocated to its cardiothoracic reporting unit.*

Other Intangible Assets

The following table contains information on other intangible assets allocated to Genzyme Biosurgery for the periods presented (amounts in thousands):

	As of December 31, 2002			As of December 31, 2001		
	Gross Other Intangible Assets	**Accumulated Amortization**	**Net Other Intangible Assets**	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Technology	**$173,379**	**$(31,928)**	**$141,451**	$173,379	$(16,123)	$157,256
Patents	**79,423**	**(20,151)**	**59,272**	79,423	(12,769)	66,654
Trademarks	**85,228**	**(15,055)**	**70,173**	85,228	(9,504)	75,724
License fees	**890**	**(147)**	**743**	385	(45)	340
Distribution agreement	**13,950**	**(3,550)**	**10,400**	13,950	(1,807)	12,143
Other	**2,197**	**(1,419)**	**778**	4,626	(1,161)	3,465
Total	**$355,067**	**$(72,250)**	**$282,817**	$356,991	$(41,409)	$315,582

All of Genzyme Biosurgery's other intangible assets are amortized over their estimated useful lives, which range from 1.5 years to 40 years. Total amortization expense for Genzyme Biosurgery's other intangible assets was:

- $31.3 million for the year ended December 31, 2002;
- $31.3 million for the year ended December 31, 2001; and
- $3.2 million for the year ended December 31, 2000.

The estimated future amortization expense for other intangible assets allocated to Genzyme Biosurgery for the five succeeding fiscal years is as follows (amounts in thousands):

Year Ended December 31,	Estimated Amortization Expense
2003	$31,136
2004	30,788
2005	30,361
2006	30,225
2007	30,158

Adjusted Net Loss

The following tables present the impact SFAS No. 142 would have had on Genzyme Biosurgery's amortization of intangibles expense and division net loss had the standard been in effect for the years ended December 31, 2001 and 2000 (amounts in thousands):

	Year ended December 31, 2001			Year ended December 31, 2000		
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$ 46,828	$(15,521)	$ 31,307	$ 7,096	$(3,894)	$ 3,202
Division net income (loss)	(145,170)	15,521	(129,649)	(162,217)	3,894	(158,323)

NOTE J. INVESTMENTS

Investments in marketable securities consisted of the following:

	December 31,			
	2002		2001	
(Amounts in thousands)	**Cost**	**Market Value**	Cost	Market Value
Cash equivalents [1]:				
Money market fund [2]	**$24,453**	**$24,453**	$33,838	$33,838

[1] *Cash equivalents are included as part of cash and cash equivalents on our balance sheets.*
[2] *Genzyme Biosurgery's investments in money market funds have initial maturities of three months or less.*

Genzyme Biosurgery records gross unrealized holding gains and losses in division equity. Genzyme Biosurgery did not record any such amounts in 2002 and 2001.

Note J., "Investments in Marketable Securities and Strategic Equity Investments," to our consolidated financial statements contains information regarding Genzyme Biosurgery's equity investment in Focal. We incorporate that information into this note by reference

NOTE K. NEUROCELL JOINT VENTURE REFUND

Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc. did not initiate a phase 3 clinical trial of NeuroCell-PD for Parkinson's disease by June 30, 2001. Because a phase 3 trial of the product was not initiated by June 30, 2001, Genzyme General had the right to elect to receive a refund of $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in the joint venture plus accrued interest thereon at a rate of 13.5% per annum. On August 2, 2001, Genzyme Biosurgery received notification from Genzyme General of its election to receive the refund. Genzyme Biosurgery could pay the refund amount in cash, Biosurgery designated shares or both. The refund was due and payable within 90 days after Genzyme Biosurgery received the notice from Genzyme General. Genzyme General and Genzyme Biosurgery agreed to extend Genzyme Biosurgery's deadline to refund the $20.0 million to February 1, 2002. In February 2002, Genzyme Biosurgery paid $27.1 million to Genzyme General, representing the $20.0 million plus accrued interest.

NOTE L. ACCRUED EXPENSES

	December 31,	
(Amounts in thousands)	**2002**	2001
Compensation	**$ 9,419**	$11,507
Bank overdrafts	**2,032**	2,330
Royalties	**2,681**	4,522
Other	**9,533**	6,783
Total	**$23,665**	$25,142

NOTE M. LONG-TERM DEBT AND LEASES

Our long-term debt and capital lease obligations consist of the following:

	December 31,	
(Amounts in thousands)	**2002**	2001
Revolving credit facility maturing in December 2003	**$ 284,000**	$234,000
6.9% convertible subordinated note due in May 2003	**10,000**	10,000
Capital leases	**724**	1,629
	294,724	245,629
Less current portion	**(294,724)**	(905)
Total	**$ -**	$244,724

Note M., "Long Term Debt and Leases," to our consolidated financial statements contains information regarding our:

- revolving credit facility;
- 6.9% convertible subordinated note; and
- capital leases resulting from the acquisitions of Biomatrix and Focal.

We incorporate that information into this note by reference.

Operating Leases

In July 2002, we entered into an agreement to lease 61,101 square feet of additional office space in Cambridge, Massachusetts. We allocate the future minimum lease payments under this lease 50% to Genzyme Biosurgery and 50% to Genzyme General based upon our current assessment of the long-term occupancy ratio for this location. The term of the lease is seven years with rent payable monthly in advance commencing on October 1, 2002. Remaining fixed rent payments during the term of the lease are as follows (amounts in thousands):

2003	$1,016
2004	1,045
2005	1,076
2006	1,099
2007	1,099
Thereafter	1,923
Total	$7,258

Pursuant to the terms of the lease agreement, we are obligated to pay, in addition to yearly fixed rent, our pro rata share of the landlord's operating costs and the real estate taxes for the property in excess of the landlord's operating costs and real estate taxes for 2002. In addition, the landlord will charge us for direct use of electricity at cost. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms with rent equal to the greater of the current base rent or 95% of fair market value. The lease also provides three options to lease a total of 45,577 square feet of additional space at the property. In addition, the lease provides us with first offer options on additional space that becomes available in the building.

Genzyme Biosurgery leases facilities and personal property under operating leases with terms in excess of one year. Genzyme Biosurgery's total expense under operating leases was (amounts in millions):

For the years ended December 31,		
2002	2001	2000
$3.1	$3.3	$2.7

Over the next five years, Genzyme Biosurgery will be required to repay the following amounts under operating leases (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$4.7	$4.4	$4.2	$4.2	$2.0	$4.2

Note N. Division Equity

The following table contains the components of division equity for Genzyme Biosurgery for the periods presented:

	December 31,		
(Amounts in thousands)	**2002**	2001	2000
Balance at beginning of period	**$ 394,454**	$ 511,106	$ 350,463
Division net loss	**(177,592)**	(145,170)	(162,217)
Allocated tax benefits	**9,706**	18,189	448
Allocation of proceeds from issuance of Biosurgery Stock under stock plans	**939**	1,555	298
Allocation of proceeds from issuance of Tissue Repair Stock under stock plans	**-**	–	798
Allocation of proceeds from issuance of Surgical Products Stock under stock plans	**-**	–	910
Allocation of cash from Genzyme General to Genzyme Biosurgery for Biosurgery designated shares [1]	**-**	12,000	–
Allocation of cash from Genzyme General to Genzyme Tissue Repair for Tissue Repair designated shares [1]	**-**	–	9,910
NeuroCell joint venture refund to Genzyme General	**(27,063)**	–	–
Allocated value of Biosurgery Stock issued upon acquisition of Myosix	**1,588**	–	–
Allocated value of Biosurgery Stock issued upon acquisition of Focal	**-**	9,801	–
Allocated value of Biosurgery Stock issued upon acquisition of Biomatrix	**-**	–	217,895
Tax benefit related to acquisition	**-**	1,774	107,044
Amortization of deferred tax liabilities	**(9,706)**	(18,189)	–
Notes receivable from stockholders	**-**	(535)	(14,760)
Payment and write off of Focal notes receivable	**369**	72	–
Payment of Biomatrix notes receivable	**-**	2,769	–
Accrued interest receivable on Biomatrix notes	**(613)**	–	–
Accrued interest receivable on Focal notes	**(9)**	–	–
Allocated stock compensation expense	**-**	66	–
Conversion of 5¼% convertible notes	**-**	7	–
Issuance of Tissue Repair Stock in connection with research programs	**-**	–	289
Allocated cumulative translation adjustments	**(5,306)**	979	(332)
Other allocated equity adjustments	**(544)**	30	360
Balance at end of period	**$ 186,223**	$ 394,454	$ 511,106

[1] *Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Biosurgery. As of December 31, 2002, there were approximately 3.2 million Biosurgery designated shares.*

As a result of recording a deferred tax liability related to the purchase of Biomatrix, Genzyme Biosurgery released a corresponding deferred tax asset valuation allowance totaling $107.0 million. This reversal was recorded to division equity.

Stock Compensation Plans

The disclosure regarding how we account for our four stock-based compensation plans: the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans) and the 1999 Employee Stock Purchase Plan is included in Note A., "Significant Accounting Policies – Accounting for Stock-Based Compensation," to Genzyme Biosurgery's combined financial statements.

Interdivisional Financing Arrangement

Our board of directors has made $25.0 million of Genzyme General's cash available to Genzyme Biosurgery. Under this arrangement, Genzyme Biosurgery is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. Genzyme Biosurgery has made the following draws during the past three fiscal years:

- In 2000 – two draws aggregating $10.0 million in exchange for a reserve of approximately 1.7 million Tissue Repair designated shares, which were converted into approximately 0.6 million Biosurgery designated shares;
- In 2001 – $12.0 million in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares; and
- In 2002 – None.

At December 31, 2002, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

Note O. Other Commitments and Contingencies

We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2002 which, if adversely decided, would have a material adverse effect on Genzyme Biosurgery's results of operations, financial condition or liquidity.

Guarantees

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34." The adoption of FIN 45 did not have a material effect on our consolidated financial statements or the combined financial statements of Genzyme Biosurgery for the year ended December 31, 2002.

For more information, we suggest you read Note O., "Other Commitments and Contingencies," to our consolidated financial statements. We incorporate that information into this note by reference.

Note P. Collaboration with Myosix

In July 2002, we entered into a collaboration with Myosix, a privately-held French biotechnology company, for the development and commercialization of a certain autologous cell culture technology, which we refer to as the Myosix Technology. The Myosix Technology was developed by the founders of Myosix with funding from the AP-HP, which owns and exclusively licenses the Myosix Technology and related patents to Myosix. In connection with the collaboration, we entered into several agreements with Myosix, including an equity purchase agreement, all effective July 29, 2002. Pursuant to the terms of the equity purchase agreement, we acquired 49% of the common stock of Myosix in exchange for 625,977 shares of Biosurgery Stock. The entire initial acquisition cost of $1.9 million, of which $1.6 million represents the fair market value of the shares of Biosurgery Stock exchanged and $0.3 million represents acquisition costs, was allocated to IPR&D and charged to expense in our consolidated statement of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002. We allocated this charge and our ownership interest in Myosix to Genzyme Biosurgery.

The sublicense that we obtained from Myosix grants us use of the Myosix Technology for the treatment of congestive heart failure. As of July 29, 2002, the date of acquisition, phase 1 clinical testing had been completed with funding from the AP-HP. Phase 2 clinical trials commenced in December 2002, and FDA approval for cardiac cell therapy is projected for 2009. As of December 31, 2002, the Myosix Technology has not achieved technological feasibility for any application and will require significant future development before an application can be completed.

Pursuant to the terms of our various collaboration agreements with Myosix, we have sole responsibility for the cost, management, control and conduct of product development and commercialization, though we have entered into an agreement with AP-HP that obligates AP-HP to bear a portion of the costs associated with Phase 2 clinical trials. Myosix will act as sub-contractor to us for these activities. We currently have the right to designate all of the members of Myosix's Board of Directors and, so long as we own at least 34% of Myosix, its Chief Executive Officer. We can acquire the remaining shares of Myosix common stock upon achievement of certain milestones during the development and commercialization of products based on the Myosix Technology. Effective July 29, 2002, because of our ownership interest in and level of control of Myosix, we consolidate the results of Myosix.

Note Q. Income Taxes

Genzyme Biosurgery's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the years ended December 31,		
	2002	2001	2000
Tax provision (benefit) at			
U.S. statutory rate	**(35.0%)**	(35.0%)	(35.0%)
State taxes, net	**(1.7)**	(1.3)	(1.0)
Benefit of tax credits	**(0.1)**	–	–
Nondeductible amortization	**–**	3.2	0.9
Other, net	**0.4**	0.3	0.2
Charge for purchase of in-process research and development	**0.8**	–	17.7
Write-off of non-deductible goodwill	**–**	3.6	–
Deductions subject to deferred tax valuation	**35.6**	29.2	17.2
Effective tax rate	**0.0%**	0.0%	0.0%

The components of net deferred tax assets are described in the following table:

	December 31,	
(Amounts in thousands)	**2002**	2001
Deferred tax assets:		
Net operating loss carryforwards	**$ 168,450**	$151,970
Tax credits	**2,491**	2,414
Inventory	**8,920**	9,611
Reserves and other	**2,511**	4,431
Gross deferred tax asset	**182,372**	168,426
Valuation allowance	**(102,463)**	(73,733)
Net deferred tax asset	**$ 79,909**	$ 94,693
Deferred tax liabilities:		
Intangible amortization	**$ (77,814)**	$ (92,430)
Depreciable assets	**(2,095)**	(2,263)
Net deferred tax liabilities	**$ –**	$ –

As a result of uncertainty surrounding our ability to realize certain tax benefits that primarily relate to operating loss carryforwards and capital losses from the purchase of IPR&D, we placed a valuation allowance of $102.5 million in 2002 and $73.7 million in 2001 against otherwise recognizable deferred tax assets.

As Genzyme Biosurgery recognizes these deferred tax assets in accordance with accounting principles generally accepted in the U.S., the benefits of those assets are reflected in its tax provision. However, the benefit of these deferred tax assets has previously been allocated to Genzyme General in accordance with our management and accounting policies, and will be reflected as a reduction of Genzyme Biosurgery's net income (loss) to determine net income (loss) attributable to Biosurgery Stock.

Note R. Benefit Plans

Note Q., "Benefit Plans", to our consolidated financial statements contains information regarding our 401(k) and other pension plans. We incorporate that information into this note by reference.

We have a U.S. defined benefit plan for the former employees of Deknatel Snowden Pencer, Inc. which was frozen as of December 31, 1995 and which is fully funded as of December 31, 2002.

Note S. Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS No. 131, Genzyme Biosurgery has three reportable segments:

- Orthopaedics, which includes Synvisc viscosupplementation product and Carticel chondrocytes;
- Biosurgical Specialties, which includes biomaterial products for the general, plastic and cardiovascular surgery markets, including the Sepra products and Epicel skin grafts; and
- Cardiothoracic, which includes chest drainage systems, lung sealants, and instruments and closures used in coronary artery bypass, valve replacement, lung and other cardiothoracic surgeries.

We have provided information concerning the operations in these reportable segments in the following table:

	For the years ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Revenues [1]:			
Orthopaedics	**$110,173**	$101,790	$ 22,388
Biosurgical Specialties	**57,893**	64,229	46,397
Cardiothoracic [2]	**71,732**	69,118	76,406
Other [3]	**285**	5	23
Total	**$240,083**	$235,142	$145,214
Gross Profit [1]:			
Orthopaedics	**$ 79,892**	$ 59,884	$ 9,998
Biosurgical Specialties	**27,063**	15,995	22,870
Cardiothoracic [2]	**22,571**	33,275	30,536
Other [3]	**285**	5	23
Total	**$129,811**	$109,159	$ 63,427

(1) *In December 2000, we acquired Biomatrix. The results of operations of Biomatrix are included in the results of Genzyme Biosurgery from December 18, 2000, the date of acquisition.*

(2) *In June 2001, we acquired Focal and allocated the acquisition to the Cardiothoracic reporting segment. The results of operations of Focal are included in the results of Genzyme Biosurgery beginning June 30, 2001, the date of acquisition.*

(3) *The Other category includes revenue from Genzyme Biosurgery's research and development contracts which we do not allocate to a particular reporting segment of Genzyme Biosurgery.*

Segment Assets

Except for intangible assets, we do not allocate assets within Genzyme Biosurgery for purposes of segment information.

In connection with the adoption of SFAS No. 142 on January 1, 2002, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.

The following table contains revenue information by geographic area:

(Amounts in thousands)	For the years ended December 31,		
	2002	2001	2000
Revenues:			
U.S.	**$173,799**	$167,116	$109,132
Europe	**41,219**	45,351	24,589
Other	**25,065**	22,675	11,493
Total	**$240,083**	$235,142	$145,214

Long-lived assets are primarily situated in the United States.

Genzyme Biosurgery markets its products directly to physicians and hospitals. Genzyme Biosurgery also markets its products through distributors and had the following sales to three unaffiliated distributors:

(Amounts in thousands)	For the years ended December 31,		
	2002	2001	2000
Revenues:			
Orthopaedics:			
Distributor A	**$76,346**	$68,990	$ –
Cardiothoracic:			
Distributor B	**5,975**	10,060	17,579
Distributor C	**9,752**	5,096	9,888
Total	**$92,073**	$84,146	$27,467

Note T. Quarterly Results (Unaudited)

(Amounts in thousands)	**1st Quarter 2002**	**2nd Quarter 2002**	**3rd Quarter 2002**	**4th Quarter 2002[1]**
Total revenue	**$ 53,371**	**$ 62,863**	**$ 65,061**	**$ 58,788**
Gross profit	**25,783**	**33,521**	**36,917**	**33,590**
Division net loss	**(118,652)**	**(17,522)**	**(24,464)**	**(16,954)**

(Amounts in thousands)	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2001	4th Quarter 2001
Total revenue	$ 54,156	$ 60,364	$ 63,219	$ 57,403
Gross profit	22,381	25,422	32,943	28,413
Division net loss	(35,327)	(37,608)	(21,525)	(50,710)

[1] *Includes a fourth quarter credit for the reversal of $1.3 million of amounts in excess of our actual severance costs for employees included in a plan of consolidation of Genzyme Biosurgery's European operations.*

To the Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme Biosurgery at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note A to these combined financial statements, Genzyme Biosurgery is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Biosurgery should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

As discussed in Note I to these combined financial statements, the Company changed its method of accounting for goodwill in 2002.



PricewaterhouseCoopers LLP
Boston, Massachusetts
February 7, 2003

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International Senior Management Team

Sandford D. Smith*
President,
Europe and International Group;
co-chair European Management Board

Carlo Incerti, M.D.*
Chief European Officer for
Scientific Development,
Senior Vice President,
Biomedical and Regulatory Affairs;
co-chair European Management Board

Mark R. Bamforth*
Senior Vice President,
Corporate Operations

Olaf Bartsch, Ph.D.
Vice President,
Business Development

Dane Bedward
Vice President and General Manager,
Americas

Massimo Boriero, M.D.*
Senior Vice President and
General Manager,
Southern European Group

David A. Bush, Ph.D.
Senior Vice President and
General Manager,
Diagnostics International, Kent, UK

Dominic Carolan
Vice President and General Manager,
Operations, Waterford, Ireland

*Members of Genzyme's European Management Board

Simon Cousins, Ph.D.
Vice President, Operations,
Haverhill, United Kingdom

Charlotte Diller
Vice President,
Biosurgery Europe

Behruz Eslami, Ph.D.*
Vice President,
Regulatory Affairs, Europe

John A. Graham*
Vice President and General Manager,
Germany and Switzerland

Malcolm Johnson
Vice President and General Manager,
United Kingdom and Ireland

Stephen Kennedy
Vice President and General Manager,
Operations, Geel, Belgium

Peter Kessler
Vice President and Managing Director,
Diagnostic Products (Virotech)

Robin Larson
Vice President,
Biosurgery International

Rutger Lens
Vice President, Finance,
Europe

David Meeker, M.D.*
President,
LSD and Thyrogen Business Unit

Dick Meijer
Vice President and General Manager,
Asia Pacific

Joseph Melillo
Vice President and General Manager,
Japan

Fernando Royo, M.D.
Vice President and General Manager,
Spain and Portugal

Daniel Scheidegger
Vice President, Operations,
Liestal, Switzerland

Ute Stoelzle
Vice President and General Manager,
Central and Eastern Europe

Erik Tambuyzer, Ph.D.*
Senior Vice President,
Corporate Affairs, Europe

Frederic Turner*
Vice President and General Manager,
France

Philippe Van Holle*
Vice President and General Manager,
Northern European Group and
Middle East

Rogerio Vivaldi
Vice President and General Manager,
Brazil

Paul Yamada
Vice President, Business Development,
Japan

Ze'ev Zelig
Vice President and General Manager,
Greece, Israel, and Turkey

Genzyme Biosurgery Management Team

Earl M. Collier, Jr., Esquire
President

James W. Burns, Ph.D.
Senior Vice President,
Biosurgery Product Development

David B. Johnston
Vice President, Finance

James J. McGorry
Senior Vice President,
Cardio-Thoracic Surgery

Ann Merrifield
Executive Vice President

Ellen C. Reifsneider
Vice President, Human Resources

Ellen F. Ridge
Vice President, Project Management

Corporate Officers

Henri A. Termeer
President and
Chief Executive Officer

Mara G. Aspinall
President, Genetics and
Pharmaceuticals

Mark R. Bamforth
Senior Vice President,
Corporate Operations

Earl M. Collier, Jr., Esquire
Executive Vice President and
President, Genzyme Biosurgery

Zoltan Csimma
Senior Vice President,
Human Resources

Thomas J. DesRosier, Esquire
Senior Vice President,
General Counsel and
Chief Patent Counsel

Richard H. Douglas, Ph.D.
Senior Vice President,
Corporate Development

David D. Fleming
Group Senior Vice President

James A. Geraghty
Senior Vice President
International Development

Elliott D. Hillback, Jr.
Senior Vice President,
Corporate Affairs

Alison Lawton
Senior Vice President of
Regulatory Affairs and
Corporate Quality Systems

Evan M. Lebson
Vice President and Treasurer

Roger W. Louis, Esquire
Chief Compliance Officer

Gail J. Maderis
President,
Genzyme Molecular Oncology

John M. McPherson, Ph.D.
Senior Vice President,
Cell and Protein R&D

Ann Merrifield
Executive Vice President,
Genzyme Biosurgery

Richard A. Moscicki, M.D.
Senior Vice President, Medical,
Clinical and Regulatory Affairs;
Chief Medical Officer

Donald E. Pogorzelski
President, Diagnostic Products

Alan E. Smith, Ph.D.
Senior Vice President, Research;
Chief Scientific Officer

Sandford D. Smith
President, International Group

Peter T. Traynor
Corporate Controller

Christine van Heek
President, Therapeutics

G. Jan van Heek
Executive Vice President,
Therapeutics and Genetics

Peter Wirth, Esquire
Executive Vice President
Legal, Corporate Development,
Molecular Oncology, and GelTex;
Chief Legal Officer; Clerk

Michael S. Wyzga
Senior Vice President, Finance;
Chief Financial Officer;
Chief Accounting Officer

Board of Directors

Henri A. Termeer
Chairman

Constantine E. Anagnostopoulos*, Ph.D.
Managing General Partner, Gateway
Associates; Retired Corporate Officer,
Monsanto Company
Committees: Audit, Compensation,
and Governance**

Douglas A. Berthiaume*
Chairman, President and
Chief Executive Officer,
Waters Corporation
Committees: Audit (Chair),
Compensation, and Governance**

Henry E. Blair
Chairman and Chief Executive Officer,
Dyax Corporation;
Co-Founder, Genzyme Corporation

Robert J. Carpenter
Chairman and President,
Peptimmune, Inc.; and President,
Boston Medical Investors, Inc.

Charles L. Cooney*, Ph.D.
Professor of Chemical and
Biochemical Engineering,
Massachusetts Institute of Technology
Committees: Compensation
(Chair), and Governance**

Dr. Victor J. Dzau*
Chairman, Department of Medicine,
Physician in Chief and Director of Research
Brigham and Women's Hospital
Committees: Compensation, and
Governance**

Connie Mack III*
Former U.S. Senator; Chairman,
H. Lee Moffitt Cancer Center;
Senior Policy Advisor, Shaw Pittman
Committees: Governance (Chair),**
and Audit

*Independent Directors

**Nominating and Corporate Governance Committee

Stock Market Information

Genzyme Corporation has three series of common stock: Genzyme General Stock, Biosurgery Stock, and Molecular Oncology Stock. These stocks are intended to reflect the value and track the performance of our Genzyme General, Genzyme Biosurgery and Genzyme Molecular Oncology divisions. All three stocks are traded on the over-the-counter market and prices are quoted on The Nasdaq National Market™ system under the symbols "GENZ," "GZBX" and "GZMO."

On June 1, 2001, we effected a two-for-one stock split by distributing to the holders of record of Genzyme General Stock on May 24, 2001, one new share of Genzyme General Stock for each share of Genzyme General Stock held. Genzyme General Stock sale amounts set forth in the table below have been adjusted to reflect this split.

As of March 1, 2003, there were 2,364 stockholders of record of Genzyme General Stock, 6,452 stockholders of record of Biosurgery Stock and 1,921 stockholders of record of Molecular Oncology Stock.

We have never paid any cash dividends on any series of our common stock and we do not anticipate paying cash dividends in the foreseeable future.

The following table shows the high and low sale price for each series of Genzyme stock as reported by Nasdaq.

	2001		2002	
	high	low	high	low
Genzyme General Stock				
First quarter	$47.75	$34.34	$58.55	$38.70
Second quarter	64.00	42.49	44.20	17.75
Third quarter	59.89	39.61	25.83	15.64
Fourth quarter	61.64	43.37	36.55	19.90
Biosurgery Stock				
First quarter	$ 9.13	$ 5.43	$ 7.20	$ 5.21
Second quarter	8.40	3.95	6.84	2.75
Third quarter	8.30	3.49	4.72	1.75
Fourth quarter	6.62	3.84	3.20	1.79
Molecular Oncology Stock				
First quarter	$12.19	$ 6.63	$ 9.00	$ 5.70
Second quarter	16.00	6.99	5.99	1.80
Third quarter	13.45	6.88	2.72	0.77
Fourth quarter	10.15	7.05	2.91	0.75

Shareholder Information

Corporate Headquarters
Genzyme Corporation
One Kendall Square
Cambridge, Massachusetts 02139-1562

Registrar and Transfer Agent
American Stock Transfer and Trust Company, Inc.
59 Maiden Lane
New York, New York 10038
(212) 936-5100

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes, and changes of ownership or name in which shares are held.

Independent Accountants
PricewaterhouseCoopers LLP
Boston, Massachusetts

SEC Form 10-K
A copy of Genzyme Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available free of charge upon request to Corporate Communications, Genzyme Corp., One Kendall Square, Cambridge, Massachusetts 02139-1562.

Annual Meeting
The annual meeting of shareholders will be held on Thursday, May 29, 2003 at 2:00 p.m. at State Street Bank, 225 Franklin Street, Boston, Massachusetts.

The annual meeting will be broadcast live over the Internet at our corporate website at http://www.genzyme.com in the investors area.

For More Information

Genzyme's Investor Information Line
1-800-905-4369 (North America)
(703) 797-1866 (elsewhere)

The information line provides recorded messages and a fax-on-demand feature for news releases.

Genzyme on the Internet
http://www.genzyme.com


genzyme
BIOSURGERY

GENZYME BIOSURGERY
55 CAMBRIDGE PARKWAY
CAMBRIDGE, MA 02142-1234
(617) 252-7500
http://www.genzymebiosurgery.com

GENZYME MOLECULAR ONCOLOGY


Conquering Cancer through Advanced Molecular Medicine
2002
Annual Report

Attacking Cancer on Two Fronts

Through the Immune System with Vaccines

Through Tumor Vasculature with Antiangiogenesis

G e n z y m e   C o r p o r a t i o n

Genzyme Corporation is a global biotechnology company driven by a commitment to patients. Since our founding more than two decades ago, we have dedicated our efforts to making a major positive impact on the lives of people with serious diseases and medical conditions. This commitment has driven innovation in treating both widespread diseases and rare genetic conditions, in providing leading diagnostic tests and services, in bringing the benefits of biotechnology to the practice of surgery, and in developing novel approaches to cancer. Today, our nearly 6,000 employees worldwide serve patients in more than 75 countries.



Argentina • Australia • Belgium • Brazil • Canada • Colombia • France • Germany • Greece • Ireland • Israel • Italy • Japan • Jordan • Mexico • Poland • South Korea • Spain • Sweden • Switzerland • The Netherlands • United Kingdom • United States

Genzyme Molecular Oncology, a division of Genzyme Corporation, is developing a new generation of cancer products focusing on cancer vaccines and angiogenesis inhibitors. The division is shaping these new therapies through the integration of its capabilities in genomics, gene and cell therapy, small molecule drug discovery, and protein therapeutics.

Cover: Our recently launched clinical trial of a patient-specific kidney cancer vaccine using electrofusion is based on extensive preclinical work. Johanne Kaplan, Ph.D., a senior scientist at Genzyme Molecular Oncology, was instrumental in the preclinical process, which she describes in a forthcoming article in *Molecular Therapy.* We are the first U.S. company to apply this novel electrofusion method to the development of patient-specific cancer vaccines.

Genzyme Molecular Oncology | **Genzyme General** | **Genzyme Biosurgery**


Thyrogen
Cerezyme
Renagel Tablets
Fabrazyme
genzyme

Contents

Bruce Roberts, Ph.D., vice president of applied genomics, leads our antigen discovery program and oversees our cancer vaccine program. In demand as a speaker about our innovative and promising approaches, he addresses many scientific meetings in the United States and abroad.



Through the Immune System with Vaccines

- Five phase 1-2 clinical trials completed with encouraging results. Two of the trials employed an antigen-specific approach. The three others used a patient-specific approach in which tumor cells and immune-stimulating dendritic cells are fused in a chemical process.
- A new phase 1-2 trial launched using an innovative, patient-specific approach that employs an electrofusion method to combine the cells — the first such commercial effort in the United States.
- A world-class antigen discovery program yielding promising targets and product candidates, including powerful novel peptides.
- Building on a highly successful antigen discovery collaboration — among the largest in the cancer field.

Attacking Cancer on Two Fronts

- Expanding a significant antibody collaboration with the expectation of choosing a clinical candidate by the end of 2003.
- Portfolio of proprietary tumor endothelial markers (TEMs) increased to more than 400, approximately one-quarter of them previously unconfirmed genes.
- Validating targets for small molecule angiogenesis inhibitors.
- Developing new model systems that more closely match human tumor vasculature in order to improve preclinical testing of drug candidates.
- In discussions for more antibody and small molecule collaborations.
- SAGE™ discovery platform expanded with powerful LongSAGE™ technology.

Through Tumor Vasculature with Antiangiogenesis

Beverly Teicher, Ph.D., is a preeminent cancer researcher who joined Genzyme Molecular Oncology in early 2002 to spearhead our antiangiogenesis program. She directs our research collaboration and develops new model systems for preclinical testing while also serving on the editorial boards of five major oncology journals.



To Our Shareholders





Genzyme Molecular Oncology has one fundamental purpose — to innovate in the cause of cancer patients, bringing breakthrough therapies to market. With the great unmet medical need oncology presents, we have focused our scientific expertise and entrepreneurial energies on this goal. The large and rapidly growing cancer market is a compelling opportunity, with multi-billion dollar potential. Our programs in immunology and antiangiogenesis draw on proven core competencies and have potential for broad application to multiple cancer indications and combination therapies. Despite the inherent risks in cancer drug development, we believe that we have the scientific momentum to create effective cancer therapies and positively impact this market. We are advancing our clinical programs through multiple cancer vaccines in development, and our research programs are highly productive in identifying potential product candidates.

Sharpening our focus

While we are encouraged by this level of research and clinical progress, we are firmly committed to managing our financial resources prudently in the pursuit of long-term success. We have therefore sharpened our strategy to focus on the programs with the greatest potential. To that end, we have decreased expenses and concentrated on the opportunities that are most likely to generate compelling clinical results and spur research and development collaborations. As in Genzyme Corporation overall, data drive our decisions. This level of scrutiny has intensified our already high standards for evaluating which programs to advance to the next level.

Accelerating progress through partnering

Extreme patient need and attractive pricing and reimbursement have made the cancer market a major growth driver in the pharmaceutical industry, leading large drug companies to seek partnerships in order to access innovative approaches in oncology. Genzyme Molecular Oncology has an outstanding partnering track record, and the strength of our discovery programs attracts many opportunities. In late 2001, we formed an antiangiogenesis collaboration with the pharmaceutical division of Kirin Brewery in Japan that created a new paradigm for valuing proprietary targets in antibody collaborations. Our antigen discovery alliance with Purdue Pharma L.P., formed in 2000, is among the largest in the cancer field. In fact, more than 30 percent of our research effort has been funded by partners, and we continue to emphasize collaboration as a primary business strategy. Alliances such as these enable us to garner cash and accelerate programs, diversify our product portfolio, leverage our core technologies, and acquire new ones. We are currently in partnering discussions concerning both immunology and antiangiogenesis, and we anticipate that they will result in new collaborations in 2003.

Growing revenues, decreasing operating loss

Together, our collaborations and strategic financial management resulted in increased revenues and a lower than anticipated operating loss in 2002. Our increased revenues stemmed primarily from our exceptional collaborations with Purdue and Kirin. We received milestone payments from Purdue, and Kirin increased its funding for the second year of our research agreement, which will benefit our 2003 revenues. By more closely prioritizing and sequencing programs, we decreased our research and development spending and consequently were able to reduce our operating loss by $5 million from our original financial guidance for 2002. We ended the year with more than $13 million in available cash, and we also have access to $11 million through our financing arrangement with Genzyme's General Division, as well as additional credit through Genzyme Corporation's revolving credit facility.

Looking forward

Our industry faced an extremely challenging year in 2002. We are very pleased that Genzyme Molecular Oncology was able to maintain strong momentum, driving down expenses while advancing our clinical programs and engaging in active product and technology partnering discussions with biotechnology and pharmaceutical companies.

We are well positioned to compete in the areas of immunology and antiangiogenesis. We concentrate on novel approaches, and our world-class discovery programs are yielding proprietary targets and valuable intellectual property. We are excited about the opportunity that our programs potentially hold beyond cancer. As part of Genzyme, we also have an immense reservoir of capabilities and experience on which to draw. With this powerful set of advantages, we have every expectation of achieving key partnering and clinical milestones in 2003.

Our employees, collaborators, and shareholders deserve our thanks for remaining steadfast in purpose and commitment. We trust that all of these stakeholders will have the satisfaction of sharing in the achievements we anticipate in 2003.

Sincerely,





Gail J. Maderis
President
Genzyme Molecular Oncology

Henri A. Termeer
Chairman, President, and Chief Executive Officer
Genzyme Corporation

March 31, 2003

Advancing Clinical Trials of Vaccines

■ Through the Immune System

□ Through Tumor Vasculature



Michael Vasconcelles, M.D., directs our clinical program. With the goal of pursuing product opportunities with high unmet medical need and large commercial potential, we are focusing on melanoma and kidney cancer as model indications. In this way, we are validating and optimizing therapeutic delivery approaches as well as advancing product candidates. An optimized delivery approach will allow us to rapidly expand our vaccine approaches to other major solid tumor cancers.

Strong Data from Trials

Results from our completed phase 1-2 vaccine trials are encouraging, with clinical and immunologic responses demonstrated in patients with metastatic cancer. The data from several of these vaccines are sufficient for us to consider advancing to a phase 2 clinical trial. In keeping with our selective approach to clinical development, we are currently evaluating the vaccines to determine which ones have significant commercial potential. These trials were conducted with leading cancer researchers at the Massachusetts General Hospital, Beth Israel Deaconess Medical Center in Boston, and the Dana-Farber Cancer Institute.

Antigen-Specific Cancer Vaccine Trials

Melanoma	*ex vivo*	21 patients evaluated	• Clinical or immunologic responses in 15 of 21 (71%) patients. • One complete response, one partial response, and one stable disease.
Melanoma	*in vivo*	38 patients evaluated	• Treatment complete. Immunologic data being analyzed.

Patient-Specific Cancer Vaccine Trials

Breast Cancer	Chemical Fusion	10 patients treated	• One partial response with measurable tumor regression. • Two stable disease for six months following vaccination. • *Majority of patients treated demonstrated an immunologic response* following vaccination.
Melanoma	Chemical Fusion	11 patients treated	• Immunologic responses observed in a minority of patients treated.
Kidney Cancer	Chemical Fusion	13 patients treated	• Immunologic responses observed in a majority of patients treated. • Four patients exhibited stable disease.
Kidney Cancer	Electrofusion	Treating up to 20 patients	• Enrollment and patient treatment underway.

We completed five phase 1-2 vaccine trials and recently launched another trial utilizing a new approach.

Genzyme Molecular Oncology has demonstrated the potential of cancer vaccine therapies in five clinical trials. Results have been reported for four of the trials, and we are now analyzing the data from the fifth. In late 2002, we launched a new phase 1-2 clinical trial that utilizes an innovative electrofusion method to manufacture the vaccine. Later in 2003, we plan to complete preclinical work on a vaccine approach using the powerful peptides identified and validated with our SPHERE™ technology. This is a promising and original research program, with strong intellectual property protection.

Positive clinical data on melanoma vaccine

One of our two broad approaches to cancer vaccines utilizes specific antigens to stimulate an immune response. Our antigen-specific melanoma vaccine trials were the first to use two antigens in a single, gene-based vaccine. One trial employed an *ex vivo* method to combine the antigens with a patient's own immune-stimulating dendritic cells for injection into the patient. In this trial, 71 percent of the 21 patients treated exhibited clinical or immunologic responses, with related adverse events reported as mild or moderate. This demonstration of immune system response to the vaccine points to the future potential of this therapy. The second antigen-specific vaccine trial used an *in vivo* method. We are analyzing the data and plan to announce the results at the spring 2003 meeting of the American Society of Clinical Oncology.

Electrofusion trial launched

We are currently enrolling patients in a phase 1-2 clinical trial of a patient-specific vaccine for kidney cancer using a new method in which the patient's cancer cells and dendritic cells are fused electrically. We are the first U.S. company to pursue the development of a patient-specific vaccine using this approach, which is designed to "educate" the patient's immune system to recognize and attack the remaining cancer cells. We expect to treat up to 20 patients in the multicenter trial, assessing the safety of the treatment and any clinical or immunologic responses it provokes. We chose kidney cancer for this trial because of the enormous patient need. There are now approximately 31,000 people diagnosed with kidney cancer in the United States each year, many of them with limited treatment options. The participants in our trial are late-stage patients, for whom the five-year survival rate is about 9 percent.

This trial follows the completion of three other phase 1-2 patient-specific vaccine trials that used a chemical method to fuse patients' cancer and dendritic cells. The combined data from these studies show the ability of fusion vaccines to spark measurable clinical and immunologic responses in patients with advanced cancers.

Utilizing Our World-Class Antigen Discovery Program

- ■ Through the Immune System
- □ Through Tumor Vasculature

Our antigen discovery program enables us to rapidly find antigens and validate them for unequaled potency.



Charles Nicolette, Ph.D., our director of antigen discovery, is the inventor of the SPHERE method for identifying novel peptides. Three U.S. patents have been issued to date related to SPHERE, covering both the method and various novel peptides, including those that are the focus of preclinical studies in melanoma. Nicolette's article about the method appeared in the September 2002 issue of *The Journal of Immunology.*

Our strong intellectual property position is based on our multidisciplinary antigen discovery program.

A primary competitive advantage for Genzyme Molecular Oncology, our powerful and rapid antigen discovery program is based on five complementary discovery platforms. This world-class effort is extremely productive in identifying attractive targets and potential product candidates for development. Our internal research programs focus on the identification of antibody and T-cell targets that are highly prevalent across a range of cancers. Yielding a large portfolio of antigens spanning virtually all solid-tumor cancer indications as well as other diseases, our antigen discovery program also supports major strategic collaborations. Through these alliances, we can pursue additional oncology indications and expand into new directions.

The potent SPHERE method

The proprietary SPHERE high-throughput screening technology, one of our five platforms, is fueling our antigen discovery program. SPHERE rapidly identifies peptides that have been shown in preclinical studies to be 1,000 to 1 million times more potent *in vitro* than native peptides. In 2002, we conducted additional preclinical development, and we are now performing the studies necessary to move the first of these peptides, directed at melanoma, into the clinic.

Progress in the Purdue antigen partnership

Purdue Pharma is our partner in one of the largest antigen discovery collaborations in the cancer field. In the first two years of this arrangement, we presented Purdue with more than three dozen candidate antigens that are prevalent across a variety of indications. Purdue has chosen several of these antigens for validation and launched a formal program to advance specific ones from this group into preclinical research.

Potential beyond cancer

Our antigen discovery program holds exciting potential for identifying targets in infectious and autoimmune diseases, as well as in cancer. In HIV/AIDS, for example, we are collaborating with Bruce Walker, M.D., director of the Partners AIDS Research Center at the Massachusetts General Hospital, who is now analyzing SPHERE-identified peptides.

Genzyme Molecular Oncology Product Pipeline

Program	Indication	Stage reached (Research / Preclinical / Clinical Trials: Phase 1, Phase 2, Phase 3)	Note
Cancer Vaccines			
Melan-A/MART-1 and gp100	Melanoma *ex vivo*	Research through Phase 2	Phase 1-2 clinical trials completed
	Melanoma *in vivo*	Research through Phase 2	Phase 1-2 clinical trials completed
Dendritic/Cancer Cell Fusion:			
Chemical Fusion	Breast Cancer	Research through Phase 2	Phase 1-2 clinical trials completed
	Melanoma	Research through Phase 2	Phase 1-2 clinical trials completed
	Kidney Cancer	Research through Phase 2	Phase 1-2 clinical trials completed
Electrofusion	Kidney Cancer	Research through Phase 2	
SPHERE Peptides:	Multiple Cancers	Research through Preclinical	
Antiangiogenesis			
TEMs Antibodies		Research	
Small Molecules		Research	
TEMs Research		Research	

Pipeline Technologies: Our pipeline includes key technologies for fighting cancer. The antigen-specific vaccine approaches are based in gene therapy and peptide chemistry, and the patient-specific approach in cell therapy — all core technologies of Genzyme Corporation. Beyond our completed trials, we have a newly launched phase 1-2 patient-specific vaccine trial and a strong pipeline in antiangiogenesis.

☐ Through the Immune System

■ Through Tumor Vasculature

Pursuing the Promise of Antiangiogenesis

We are a key player in the movement to combat cancer by inhibiting angiogenesis — the growth of the vasculature that supplies the blood that tumors require to survive and grow.


SAGE

The cover story in the September 2002 issue of *Drug Discovery & Development* symbolizes the high level of industry interest in the SAGE and LongSAGE discovery platforms and the potential value of our proprietary TEMs as antiangiogenic targets for antibody or small molecule cancer therapies. The story features interviews with Genzyme Molecular Oncology's Clarence Wang, Ph.D. (left), head of bioinformatics, and Steve Madden, Ph.D., associate director of gene expression.

Antiangiogenic approaches have the potential to be both more effective and less toxic than conventional treatments for cancer patients.

A growing TEMs portfolio

The basis of our antiangiogenesis approach is our portfolio of proprietary tumor endothelial markers, or TEMs. These markers are proteins believed to be uniquely involved with tumor angiogenesis that were discovered with the SAGE gene expression technology. By the end of 2002, we expanded the TEMs portfolio from the initial 40 genes to more than 400, of which approximately one-quarter are previously unconfirmed genes.

The TEMs provide varied opportunities for fighting cancer, and by targeting only the tumor vasculature and not other cell types, they may lead to new therapies that are potentially less toxic than current methods. The TEMs may be used as targets for either monoclonal antibodies or small molecule therapeutics, and we are actively pursuing both of these avenues. TEMs could also serve as targets for the delivery of existing cancer therapies directly to the tumor, and they could be used as diagnostic imaging agents. Further, based on our knowledge of the TEMs, we have begun to develop model systems that are more representative of human tumor endothelium than the standard cell systems more commonly used — an important step for improving preclinical testing of antiangiogenic drug candidates.

Progress in the Kirin antibody collaboration

In 2002, we made excellent progress in our collaboration with the pharmaceutical division of Kirin Brewery of Japan to develop and commercialize monoclonal antibodies as therapeutic agents in anti-angiogenesis. Working with a subset of the TEMs expressed on the surface of endothelial cells, we cloned and produced expression vectors for all six of the partnered TEMs. At this point, we have demonstrated biological action *in vitro* for half of these TEMs and also demonstrated that this action is blocked by the addition of an antibody. The progress of this program is so positive that Kirin has increased its research funding for the second year of our two-year collaboration. In this period, our goal is to generate and select an antibody to advance to clinical development.

Small molecule opportunities

In validating the TEMs, we are prioritizing their value as small molecule therapeutic targets. Among the TEMs we are studying is a particularly interesting potential candidate that is a marker for metastatic colon cancer. We are conducting high-throughput screening of our proprietary library of more than 3 million chemical compounds to identify the most promising inhibitors of that TEM. We are engaged in discussions regarding a TEMs small molecule collaboration with a number of interested pharmaceutical and biotechnology companies.

Opportunity Around the TEMs

The TEMs are believed to be uniquely involved with tumor angiogenesis and to offer the potential for fighting cancer in several different ways. When a TEM is added to endothelial cells, it causes them to form tubes — the beginning of blood vessels. By targeting the TEM, tumor growth is inhibited, and it is thought that by blocking the TEM with an antibody, the blood supply to the tumor will be stopped.

Corporate Overview **Genzyme Corporation**

Genzyme Corporation, with three publicly traded series of common stock, each targeting a specific area of disease focus, combines the strengths of one of the world's largest biotechnology companies with the entrepreneurial spirit and dedication of three directed, flexible, and independently managed businesses. Across Genzyme, all divisions share common values, and each business is motivated by the goal of bringing novel products to patients and physicians.

Three Focused Divisions

Genzyme General

GENZ (Nasdaq)

Develops therapeutics for genetic and other serious, debilitating diseases, including lysosomal storage disorders and renal disease. Provides advanced genetic testing services and diagnostic products. Five marketed therapeutics, an extensive international infrastructure, and a successful track record working with physicians and patients.



Genzyme Biosurgery

GZBX (Nasdaq)

Serves the emerging market for innovative biotechnology solutions that work locally within the body to address serious diseases. A strong portfolio of orthopaedic products and surgical biomaterials. Active near- and long-term development programs in the targeted areas of osteoarthritis and joint repair, post-surgical adhesions, and heart disease.



Genzyme Molecular Oncology

GZMO (Nasdaq)

Conducting clinical programs in therapeutic cancer vaccines and preclinical development in antiangiogenesis. Draws on the division's powerful proprietary functional genomics and antigen-discovery technology platforms and Genzyme's biotechnology capabilities to develop novel product candidates.



Corporate Governance at Genzyme

At Genzyme, we believe that our company's success is rooted in a set of shared values. Acting on these values, we have long acknowledged the importance of compliant, ethical, and transparent behavior in all aspects of our business. We view ethical business practices and accountability as fundamental to Genzyme's responsibility to its shareholders, customers, patients, and employees.

Governance Structure

Board of Directors

Genzyme's board comprises eight individuals with broad experience in business, medicine and health care, and public policy. Five of the directors are fully independent by Securities and Exchange Commission and Nasdaq standards. Henry Blair, a founder of Genzyme, and Robert Carpenter both have ongoing business relationships with Genzyme. Only CEO Henri Termeer is a member of Genzyme management. A full, detailed list of board members and committee assignments appears on the last page of this report.

Members of Genzyme's board of directors are (from left): Connie Mack III, former U.S. senator; Robert Carpenter, CEO of Peptimmune; Dr. Victor Dzau, chairman of medicine at Brigham and Women's Hospital; Charles Cooney, Ph.D., professor of chemical and biochemical engineering at MIT; Constantine Anagnostopoulos, Ph.D., managing general partner of Gateway Associates; Douglas Berthiaume, CEO of Waters Corp.; Henri Termeer, CEO of Genzyme Corp.; and Henry Blair, CEO of Dyax Corp.



Committees of the Board

Audit Committee: The audit committee, led by Douglas Berthiaume, a financial expert and chairman, president, and CEO of Waters Corporation, is made up entirely of independent directors. This committee oversees Genzyme's accounting and reporting practices, monitors the relationship between Genzyme and its outside auditors, and reviews compliance with new accounting standards. In July 2002, Genzyme codified its customary practices into a formal auditor independence policy, retaining its auditors only for audit and specifically defined, restricted audit-related services while prohibiting other consulting services.

Compensation Committee: All members of our compensation committee are independent directors; the chair is Charles Cooney, Ph.D., professor of chemical and biochemical engineering at the Massachusetts Institute of Technology. This committee is responsible for senior executive compensation and company equity and benefit plans. Its members contract directly with senior executive compensation consultants and draw on appropriate survey data to measure Genzyme's competitive position in these areas. As necessary, the committee adjusts programs to align them with company values and shareholder interests.

Nominating and Corporate Governance Committee: Although we feel strongly that our practices meet the highest standards, we are always looking for ways to improve. In December 2002, Genzyme's board expanded the role of its existing nominating committee to include corporate governance matters. Charged with monitoring and recommending improvements to our governance practices, this committee nominates potential candidates for board membership; reviews the functions, duties, and composition of board committees; and develops corporate governance guidelines. Former U.S. Senator Connie Mack III chairs this committee, which is made up solely of our five independent directors.

Compliance and Ethics

In 1999, Genzyme's board of directors voted to implement a formal corporate compliance program. This program was developed to reinforce Genzyme's longstanding commitment to assuring appropriate corporate behavior. The program focuses much of its effort on sales and marketing activities and addresses emerging legal and regulatory issues involving pharmaceutical manufacturers. It operates using a corporate compliance committee that is chaired by Genzyme's chief compliance officer and is made up of about 20 employees representing every business unit and major functional area. In addition, each business unit has its own compliance officer and an individual compliance program to address issues specific to its line of business. Genzyme's early adoption of the program reflects its role as an innovative industry leader. We are proud to note that, in the past year, the U.S. Department of Health & Human Services has urged the pharmaceutical industry to adopt compliance programs that contain the basic elements embodied in Genzyme's existing approach. We are now enlarging the ethical scope of our corporate compliance program by developing a corporate code of conduct that sets forth the principles that underlie our commitment to full compliance.



inancial Highlights Genzyme Corporation

Progress in 2002 lays groundwork for the future

Genzyme made tremendous progress in 2002, delivering solid financial results while laying the groundwork for even greater achievement in 2003 and beyond. For the twelfth consecutive year, we increased our total corporate revenues; the figure for 2002 was $1.329 billion, a 9% gain over 2001. Across the corporation, all three of our divisions posted positive revenue growth for the year.

Our consistent revenue and profit growth has allowed us to make the investments necessary to ensure that our record of success and innovation continues in the future. Corporate research and development spending increased from $264 million in 2001 to $308 million in 2002, a figure that represents 23% of total corporate revenue. Equally important, we made significant investments in our manufacturing infrastructure during the year, which helped create an 11% boost to corporate gross margins in 2002. We expect to see continued improvement in our gross margins in 2003 as further manufacturing improvements come online and we continue to focus on high-margin, high-growth products.


Revenues ($ in millions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
98
99
2000
2001
2002

1999 and 2000 include Renagel revenue, prior to GelTex acquisition.


Cash and Investments ($ in millions)
$1,200
$1,000
$800
$600
$400
$200
$0
98
99
2000
2001
2002


Gross Profit ($ in millions)
$1,000
$800
$600
$400
$200
$0
98
99
2000
2001
2002

Financial Statements

Genzyme Corporation and Subsidiaries

Genzyme Molecular Oncology

This annual report contains forward-looking statements based on the current expectations of management. Actual results may differ materially because of a number of factors, including those set forth in the financial statements under the captions "Factors Affecting Future Operating Results." Please read those sections carefully.

Consolidated Selected Financial Data

These selected financial data have been derived from our audited, consolidated financial statements. You should read the following information in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this annual report. These selected financial data may not be indicative of our future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in this annual report.

We have three series of common stock – Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specified subset of our business operations and its allocated assets, rather than operations and assets of our entire company.

The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. These provisions factor the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock. In addition, our income tax allocation policy provides that if, at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the United States of America, or U.S., and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation as well as for each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

While each tracking stock is designed to reflect a division's performance, each is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities, and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore, subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

Consolidated Selected Financial Data (continued)

Consolidated Statements of Operations Data (Amounts in thousands)	For the years ended December 31, **2002**	2001	2000	1999	1998
Revenues:					
Net product sales	**$1,199,617**	$1,110,254	$811,897	$683,482	$613,685
Net service sales	**114,493**	98,370	84,482	79,448	74,682
Revenues from research and development contracts:					
Related parties	**2,747**	3,279	509	2,012	5,745
Other	**12,615**	11,727	6,432	7,346	15,223
Total revenues	**1,329,472**	1,223,630	903,320	772,288	709,335
Operating costs and expenses:					
Cost of products sold	**309,634**	307,425	232,383	182,337	211,076
Cost of services sold	**66,575**	56,173	50,177	49,444	48,586
Selling, general and administrative (1)	**438,035**	424,640	264,551	242,797	215,203
Research and development (including research and development related to contracts)	**308,487**	264,004	169,478	150,516	119,005
Amortization of intangibles (2)	**70,278**	121,124	22,974	24,674	24,334
Purchase of in-process research and development (3)	**1,879**	95,568	200,191	5,436	–
Charge for impaired assets (4)	**22,944**	–	4,321	–	–
Total operating costs and expenses	**1,217,832**	1,268,934	944,075	655,204	618,204
Operating income (loss)	**111,640**	(45,304)	(40,755)	117,084	91,131
Other income (expenses):					
Equity in net loss of unconsolidated affiliates	**(16,858)**	(35,681)	(44,965)	(42,696)	(29,006)
Gain on affiliate sale of stock (5)	**–**	212	22,689	6,683	2,369
Gain (loss) on investments in equity securities (6)	**(14,497)**	(25,996)	15,873	(3,749)	(6)
Minority interest in net loss of subsidiary	**–**	2,259	4,625	3,674	4,285
Gain (loss) on sale of product line (7)	**–**	(24,999)	–	8,018	31,202
Other (8)	**40**	(2,205)	5,188	14,527	–
Investment income	**51,038**	50,504	45,593	36,158	25,055
Interest expense	**(27,152)**	(37,133)	(15,710)	(21,771)	(22,593)
Total other income (expenses)	**(7,429)**	(73,039)	33,293	844	11,306
Income (loss) before income taxes	**104,211**	(118,343)	(7,462)	117,928	102,437
(Provision for) benefit from income taxes	**(19,015)**	2,020	(55,478)	(46,947)	(39,870)
Net income (loss) before cumulative effect of change in accounting for goodwill and derivative financial instruments	**85,196**	(116,323)	(62,940)	70,981	62,567
Cumulative effect of change in accounting for goodwill (2)	**(98,270)**	–	–	–	–
Cumulative effect of change in accounting for derivative financial instruments, net of tax (9)	**–**	4,167	–	–	–
Net income (loss)	**$ (13,074)**	$ (112,156)	$ (62,940)	$ 70,981	$ 62,567

Consolidated Selected Financial Data (continued)

Consolidated Statements of Operations Data (continued) (Amounts in thousands, except per share amounts)	For the years ended December 31, **2002**	2001	2000	1999	1998
Net income (loss) per share:					
Allocated to Genzyme General Stock [2,10,11,13]:					
Genzyme General net income before cumulative effect of change in accounting for derivative financial instruments	**$ 150,731**	$ 3,879	$ 85,956	$142,077	$133,052
Cumulative effect of change in accounting for derivative financial instruments, net of tax [9]	**-**	4,167	–	–	–
Genzyme General net income	**150,731**	8,046	85,956	142,077	133,052
Genzyme Surgical Products net loss	**-**	–	–	(27,523)	(49,856)
Tax benefit allocated from Genzyme Biosurgery	**18,508**	24,593	28,023	26,994	34,330
Tax benefit allocated from Genzyme Molecular Oncology	**9,287**	11,904	7,476	7,812	3,527
Net income allocated to Genzyme General Stock	**$ 178,526**	$ 44,543	$121,455	$149,360	$121,053
Net income per share of Genzyme General Stock:					
Basic:					
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.83**	$ 0.20	$ 0.71	$ 0.90	$ 0.77
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax [9]	**-**	0.02	–	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.83**	$ 0.22	$ 0.71	$ 0.90	$ 0.77
Diluted:					
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.81**	$ 0.19	$ 0.68	$ 0.85	$ 0.74
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax [9]	**-**	0.02	–	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.81**	$ 0.21	$ 0.68	$ 0.85	$ 0.74
Weighted average shares outstanding [11]:					
Basic	**214,038**	202,221	172,263	166,185	158,127
Diluted	**219,388**	211,176	179,366	186,456	171,643
Allocated to Biosurgery Stock [2,10,12]:					
Genzyme Biosurgery net loss before cumulative effect of change in accounting for goodwill	**$ (79,322)**	$(145,170)	$ (87,636)		
Cumulative effect of change in accounting for goodwill [2]	**(98,270)**	–	–		
Genzyme Biosurgery net loss	**(177,592)**	(145,170)	(87,636)		
Allocated tax benefit	**9,706**	18,189	448		
Net loss allocated to Biosurgery Stock	**$(167,886)**	$(126,981)	$ (87,188)		
Net loss per share of Biosurgery Stock – basic and diluted:					
Net loss per share before cumulative effect of change in accounting for goodwill	**$ (1.74)**	$ (3.34)	$ (2.40)		
Per share cumulative effect of change in accounting for goodwill [2]	**(2.46)**	–	–		
Net loss per share of Biosurgery Stock – basic and diluted	**$ (4.20)**	$ (3.34)	$ (2.40)		
Weighted average shares outstanding	**39,965**	37,982	36,359		

Consolidated Selected Financial Data (continued)

Consolidated Statements of Operations Data (continued) (Amounts in thousands, except per share amounts)	For the years ended December 31, **2002**	2001	2000	1999	1998
Allocated to Molecular Oncology Stock (2,10):					
Net loss	**$(23,714)**	$(29,718)	$(23,096)	$(28,832)	$(19,107)
Net loss per share of Molecular Oncology Stock – basic and diluted	**$ (1.41)**	$ (1.82)	$ (1.60)	$ (2.25)	$ (3.81)
Weighted average shares outstanding	**16,827**	16,350	14,446	12,826	5,019
Allocated to Surgical Products Stock (2,10,12,13):					
Net loss			$(54,748)	$(20,514)	
Net loss per share of Surgical Products Stock – basic and diluted			$ (3.67)	$ (1.38)	
Weighted average shares outstanding			14,900	14,835	
Allocated to Tissue Repair Stock (2,10,12):					
Net loss			$(19,833)	$(30,040)	$(40,386)
Net loss per share of Tissue Repair Stock – basic and diluted			$ (0.69)	$ (1.26)	$ (1.99)
Weighted average shares outstanding			28,716	23,807	20,277

Consolidated Balance Sheet Data (Amounts in thousands)	December 31, **2002**	2001	2000	1999	1998
Cash and investments	**$1,195,004**	$1,121,258	$ 639,640	$ 652,990	$ 575,729
Working capital (14)	**581,234**	566,798	559,652	592,249	417,116
Total assets	**4,083,049**	3,935,745	3,318,100	1,787,282	1,688,854
Long-term debt, capital lease obligations and convertible debt, including current portion (15)	**894,775**	852,555	685,137	295,702	387,993
Stockholders' equity	**2,697,847**	2,609,189	2,175,141	1,356,392	1,172,535

There were no cash dividends paid

(1) *Selling, general and administrative expenses for 2002 includes a $3.3 million charge for severance costs and the reversal of $5.5 million of accruals in excess of currently estimated requirements to fulfill our legal obligation to provide human transgenic alpha-glucosidase during the transition of Pompe clinical trial patients to a product derived from Chinese hamster ovary, or CHO, cells, which we refer to as a CHO-cell product. Research and development expenses for 2002 include a $0.9 million charge for severance costs. Selling, general and administrative expenses for 2001 includes $27.0 million of charges resulting from Pharming Group N.V.'s decision to file for and operate under a court supervised receivership.*

(2) *Effective January 1, 2002, in connection with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," we ceased amortizing goodwill. We recorded $52.5 million in 2001 and $12.3 million in 2000 of amortization expense related to our goodwill. Also, in connection with the adoption of SFAS No. 142, we tested the goodwill of our cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.*

(3) *Charges for in-process research and development, which we refer to as IPR&D, were incurred in connection with the following investment and acquisitions:*
- *2002 – $1.9 million related to our investment in Myosix SA;*
- *2001 – $86.8 million from the acquisition of Novazyme Pharmaceuticals, Inc. and $8.8 million from the acquisition of Wyntek Diagnostics, Inc.;*
- *2000 – $118.0 million from the acquisition of GelTex Pharmaceuticals, Inc. and $82.1 million from the acquisition of Biomatrix, Inc.; and*
- *1999 – $5.4 million from the acquisition of Peptimmune, Inc.*

(4) *Charges for impaired assets includes:*
- *2002 – $14.0 million to write off engineering and design costs related to a manufacturing facility that was being constructed in Framingham, Massachusetts and $9.0 million to write off the assets at our bulk hyaluronic acid, or HA, manufacturing facility in Haverhill, England; and*
- *2000 – $4.3 million to write off abandoned equipment at our Springfield Mills manufacturing facility, also in England.*

(5) *During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, GTC Biotherapeutics, Inc. (formerly Genzyme Transgenics Corporation) which we refer to as GTC. In the years ended December 31, 2001, 1999 and 1998, our gain on affiliate sale of stock represents the gain on our investment in GTC as a result of GTC's various issuances of additional shares of its common stock.*

(6) *Gains (losses) on investments in equity securities includes the following gains and losses resulting from the sale of equity investments and impairment charges because we assessed declines in market value to be other than temporary:*
- *2002 – charges of $9.2 million to write down our investment in GTC, $3.4 million to write down our investment in Cambridge Antibody Technology Group plc, $2.0 million to write down our investment in Dyax Corporation and $0.8 million to write down our investment in Targeted Genetics Corporation;*
- *2001 – charges of $8.5 million to write off our investment in Pharming Group, $11.8 million to write down our investment in Cambridge Antibody Technology Group and $4.5 million to write down our investment in Targeted Genetics;*
- *2000 – gains of $16.4 million upon the sale of a portion of our investment in GTC and $7.6 million relating to our investment in Celtrix Pharmaceuticals, Inc. when it was acquired in a stock-for-stock transaction and a charge of $7.3 million for the write down of our investment in Focal, Inc. common stock;*
- *1999 – gains of $2.0 million resulting from the sales of shares of Techne Corporation common stock that we received when we sold our research products business to Techne, offset by a charge of $5.7 million to write down our investment in Pharming Group; and*
- *1998 – gain of $3.4 million resulting from the sale of shares of Techne common stock offset by a charge of $3.4 million to write down our investment in Celtrix.*

(7) *Gain (loss) on sale of product line includes:*
- *2001 – a loss of $25.0 million related to the sale of our Snowden-Pencer line of surgical instruments;*
- *1999 – a gain of $7.5 million, representing the payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996, and a gain of $0.5 million resulting from the sale of our immunochemistry business assets to an operating unit of Sybron Laboratory Products Corp; and*
- *1998 – a gain of $31.2 million related to the sale of our research products business assets to Techne.*

(8) *Other includes:*
- *2000 – $5.1 million payment received in connection with the settlement of a lawsuit; and*
- *1999 – the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc., net of acquisition related expenses.*

(9) *On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations and the combined statement of operations of Genzyme General to recognize the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General.*

(10) *To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock are defined similarly and, therefore, are based on the net income or loss of the corresponding division.*

(11) *Reflects the two-for-one split of Genzyme General Stock on June 1, 2001.*

(12) *We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our former Genzyme Surgical Products and Genzyme Tissue Repair divisions and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. Net loss per share of Biosurgery Stock for 2000 is calculated using the net loss allocated to Biosurgery Stock for the period December 19, 2000 through December 31, 2000 and the weighted average shares of Biosurgery Stock outstanding during the same period. Loss per share data are not presented for Genzyme Biosurgery for the years ended December 31, 1998 and 1999 or for the period from January 1, 2000 to December 18, 2000, as there were no shares of Biosurgery Stock outstanding during those periods.*

(13) *We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. Loss per share data are not presented for Genzyme Surgical Products for the years ended December 31, 1998 or for the period from January 1, 1999 to June 28, 1999, as there were no shares of Surgical Products Stock outstanding during those periods.*

(14) *At December 31, 2002, $284.0 million in principal drawn under our revolving credit facility and $10.0 million in principal of our 6.9% convertible subordinated note due May 2003 are included in the determination of working capital.*

(15) *Long-term debt, capital lease obligations and convertible debt, including current portion, consists primarily of:*
- *December 31, 2002 – $575.0 million in principal of our 3% convertible subordinated debentures due May 2021, $284.0 million in principal drawn under our revolving credit facility due December 2003, a $25.0 million capital lease obligation and $10.0 million in principal of our 6.9% convertible subordinated note due May 2003;*
- *December 31, 2001 – $575.0 million in principal of our 3% convertible subordinated debentures, $234.0 million in principal drawn under our revolving credit facility, a $25.0 million capital lease obligation and $10.0 million in principal of our 6.9% convertible subordinated note;*
- *December 31, 2000 – $250.0 million in principal of our 5¼% convertible subordinated notes (which have since been redeemed), $368.0 million of debt drawn under our revolving credit facility, a $25.0 million capital lease obligation and $10.0 million in principal of our 6.9% convertible subordinated note;*
- *December 31, 1999 – $250.0 million in principal of 5¼% convertible subordinated notes and $18.0 million in principal drawn under our revolving credit facility; and*
- *December 31, 1998 – $250.0 million in principal of 5¼% convertible subordinated notes and $12.6 million in principal of our 5% convertible subordinated note due February 2000.*

When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described under "Factors Affecting Future Operating Results" below as well as in Exhibit 99.2 to this annual report. These risks and uncertainties could cause actual results to differ materially from those forecast in forward-looking statements or implied by past results and trends. Forward-looking statements are statements that attempt to project or anticipate future developments in our business; we encourage you to review the examples of forward looking statements under "Note Regarding Forward Looking Statements." These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements in light of future developments.

Introduction

We are a biotechnology company that develops innovative products and services for significant unmet medical needs. We have three operating divisions:

- Genzyme General, which develops and markets: therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics; renal products, with a focus on products that treat patients suffering from renal diseases, including chronic renal failure; diagnostic products, with a focus on *in vitro* diagnostics; and other products and services, such as genetic testing services and pharmaceutical drug materials;
- Genzyme Biosurgery, which develops and markets biotherapeutic and biomaterial products, with an emphasis on orthopaedics, heart disease and broader surgical applications, and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the U.S. We present financial information and accounting policies specific to the corporation and our operating divisions in the accompanying consolidated financial statements. Note A., "Summary of Significant Accounting Policies," to our accompanying consolidated financial statements contains a summary of our accounting policies.

We have three series of common stock – Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock" and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

The provisions in our charter governing dividends and distributions factor the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock. In addition, our income tax allocation policy provides that if, at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery and Genzyme Molecular Oncology have not yet generated taxable income, and thus have not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we have

allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology to Genzyme General without making any compensating payments or allocations to the division that generated the benefit.

The losses of Genzyme Biosurgery and Genzyme Molecular Oncology may decline in the future. If these losses do decline, and we expect the losses of Genzyme Biosurgery to do so, the tax benefits allocated to Genzyme General will also decline. In addition, if our board of directors decided to change our tax allocation policy, it could reduce the tax benefits allocated to any division that is profitable at the time the change becomes effective, and reduce the earnings allocated to the associated series of tracking stock. Any change in the earnings allocated to a tracking stock also impacts the amount available to pay dividends for that tracking stock. Currently, Genzyme General is our only profitable division.

Deferred tax assets and liabilities can arise from purchase accounting and relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, the change in these deferred tax assets and liabilities impacts our consolidated tax provision. Such change is added to division net income for purposes of determining net income allocated to a tracking stock. If our board of directors modified the policy for allocating changes in these deferred tax assets and liabilities, the income attributable to each series of tracking stock could be materially different. As a result of any such changes, the amount available to pay dividends for each of our tracking stocks could also be materially different.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stocks.

Our charter also requires that distributions be made to holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to that stock's corresponding division are sold to a third party. This mandatory distribution can be in the form of a dividend, a redemption of the division's related tracking stock or an exchange of that tracking stock for Genzyme General Stock, as chosen by our board of directors in its discretion. The distribution, if by dividend or redemption, must equal in value the net after-tax proceeds received from the sale. If our board of directors chooses to make the distribution by issuing Genzyme General Stock in exchange for the selling division's related tracking stock, then the exchange must be effected at a 10% premium to the corresponding tracking stock's average market price calculated over a ten day period beginning on the first business day following the announcement of the sale.

Shares of Biosurgery Stock and Molecular Oncology Stock are subject to certain exchange and redemption provisions as set forth in our charter. One of the exchange provisions allows our board of directors to exchange, at any time, shares of Biosurgery Stock and/or Molecular Oncology Stock for cash, shares of Genzyme General Stock, or a combination of both, valued at a 30% premium to the fair market value (as defined in our charter) of the series of stock being exchanged. We encourage you to read our charter for a more complete discussion of the mandatory and optional exchange and redemption provisions of our common stock.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock, combine existing tracking stock or change our earnings allocation methodology. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation as well as for each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

While each tracking stock is designed to reflect a division's performance, each is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore subject to the risks of

investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

Acquisitions

The following acquisitions have been accounted for as purchases. The results of operations of each acquisition are included in our consolidated financial statements from the date of acquisition.

On September 26, 2001, we acquired all of the outstanding capital stock of Novazyme for 2.6 million shares of Genzyme General Stock valued at $110.6 million, options, stock purchase rights, warrants and other costs valued at $9.9 million and contingent payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies by specified dates. We allocated the acquisition to Genzyme General.

The staff of the U.S. Federal Trade Commission, which is known as the FTC, is investigating our acquisition of Novazyme. The FTC is one of the agencies responsible for enforcing federal antitrust laws, and, in this investigation, it is evaluating whether there are anti-competitive aspects of the Novazyme transaction that the government should seek to negate. While we do not believe that the acquisition should be deemed to contravene antitrust laws, we have been cooperating in the FTC investigation. At this stage, we cannot predict with precision the likely outcome of the investigation or how that outcome will impact our business. As with any litigation or investigation, there are ongoing costs associated with responding to the investigation, both in terms of management time and out-of-pocket expenses.

On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal, Inc. common stock in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We allocated the acquired assets and liabilities to Genzyme Biosurgery.

On June 1, 2001, we acquired all of the outstanding capital stock of Wyntek for an aggregate purchase price of $65.4 million. We allocated the acquisition to Genzyme General.

On January 9, 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P., which we refer to as GDP, a limited partnership engaged in developing, producing and commercializing Sepra™ products, for an aggregate of $25.7 million plus royalties on sales of certain Sepra products for ten years. We allocated the acquisition to Genzyme Biosurgery.

On December 18, 2000, we acquired Biomatrix for 17.5 million shares of Biosurgery Stock valued at $206.5 million, $252.4 million of cash and options and other costs valued at $23.5 million. At the time of the merger, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our then-existing divisions – Genzyme Surgical Products and Genzyme Tissue Repair – to Genzyme Biosurgery and allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminate Genzyme Surgical Products Division common stock, which we refer to as "Surgical Products Stock" and Genzyme Tissue Repair Division common stock, which we refer to as "Tissue Repair Stock."

On December 14, 2000, we acquired GelTex for $515.2 million of cash, 15.8 million in shares of Genzyme General Stock valued at $491.2 million and options, warrants and other costs valued at $69.7 million. We allocated the acquisition to Genzyme General. As part of the acquisition of GelTex, we acquired all of GelTex's ownership interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting.

Disposition

In November 2001, we sold our Snowden-Pencer line of surgical instruments for $15.9 million in net cash. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale.

Critical Accounting Policies and Significant Estimates

The preparation of consolidated financial statements under accounting principles generally accepted in the U.S. requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates under different assumptions and conditions.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

- Policies Relating to Tracking Stocks;
- Revenue Recognition;

- Income Taxes;
- Inventories;
- Long-Lived Assets;
- Asset Impairments;
- Strategic Equity Investments; and
- Other Reserve Estimates.

Policies Relating to Tracking Stocks

Earnings Per Share

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the U.S., and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

If our board of directors decides to change the current method of allocating our earnings, or if we issue a new series or redeem an existing series of common stock, the earnings attributable to each series of our common stock could be materially different. Such a change could have an adverse impact on the earnings attributable to one or more series of our common stock, and the impact could be significant.

Allocation of Revenue, Expenses, Assets and Liabilities

Our charter sets forth which operations and assets were initially allocated to each division and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. Our board also allocates long-term debt and strategic investments.

Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets and liabilities among our divisions could materially change the results of operations, the financial condition of a division and the income allocated to one or more series of our stock.

Income Tax Allocation Policy

If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery and Genzyme Molecular Oncology have not yet generated taxable income, and thus have not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology to Genzyme General without making any compensating payments or allocations to the division that generated the benefit. We allocated $18.5 million in 2002,

$24.6 million in 2001 and $28.0 million in 2000 in tax benefits generated by Genzyme Biosurgery to Genzyme General and we allocated $9.3 million in 2002, $11.9 million in 2001 and $7.5 million in 2000 in tax benefits generated by Genzyme Molecular Oncology to Genzyme General.

The losses of Genzyme Biosurgery and Genzyme Molecular Oncology may decline in the future. If these losses do decline, and we expect the losses of Genzyme Biosurgery to do so, the tax benefits allocated to Genzyme General will also decline. In addition, if our board of directors decided to change our tax allocation policy, it could reduce the tax benefits allocated to any division that is profitable at the time the change becomes effective, and reduce the earnings allocated to the associated series of tracking stock. For example, our board could change the tax allocation policy to require that tax benefits remain in the division that generated the benefit, instead of being allocated to divisions based on their taxable income. Currently, Genzyme General is our only profitable division and would, therefore, be most significantly impacted by any change in our tax allocation policy.

Deferred tax assets and liabilities can arise from purchase accounting and relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, if the change in these deferred tax assets and liabilities impacts our consolidated tax provision, such change is added to division net income for purposes of determining net income allocated to a tracking stock. If our board of directors modified the policy for allocating changes in these deferred tax assets and liabilities, the income attributable to each series of tracking stock could be materially different.

Determination of Available Dividend Amounts

The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stocks.

Determining the dividend limit for each series of our stock can involve significant judgments, including assessing the amount that would be legally available for dividends under Massachusetts law. If we concluded that a division would be unable to pay dividends under Massachusetts law as a separate corporation, we would be unable to allocate losses to the corresponding series of our stock. This could materially impact the allocation of income and losses among our three series of tracking stock.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. We recognize revenue from service sales, such as Carticel® chondrocyte services and genetic testing services, when we have finished providing the service. We recognize revenue from contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as we complete our obligations under that contract. We recognize non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

The timing of product shipments and receipts can have a significant impact on the amount of revenue that we recognize in a particular period. Also, most of our products, including Cerezyme enzyme, Renagel phosphate binder and Synvisc viscosupplementation product, are sold at least in part through distributors. Inventory in the distribution channel consists of inventory held by distributors, who are our customers, and inventory held by retailers, such as pharmacies

and hospitals. Our revenue in a particular period can be impacted by increases or decreases in distributor inventories. If distributor inventories increased to excessive levels, we could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

We use a variety of data sources to determine the amount of inventory in our United States distribution channel. For Cerezyme enzyme and Synvisc viscosupplementation product, we receive data on sales and inventory levels directly from our primary distributors. For Renagel phosphate binder, our data sources include prescription and wholesaler data purchased from external data providers and, in some cases, sales and inventory data received directly from distributors. As part of our efforts to limit inventory held by distributors and to gain improved visibility into the distribution channel, we executed revised agreements with our primary Renagel phosphate binder distributors during 2002. These agreements provide incentives for the distributors to limit the amount of inventory that they carry, and to provide us with specific inventory and sales data.

We record reserves for rebates payable under Medicaid and payor contracts, such as managed care organizations, as a reduction of revenue at the time product sales are recorded. Our Medicaid and payor rebate reserves have two components:

- an estimate of outstanding claims for end-user sales that have occurred, but for which related claim submissions have not been received; and
- an estimate of future claims that will be made when inventory in the distribution channel is sold to end-users.

Because the second component is calculated based on the amount of inventory in the distribution channel, our assessment of distribution channel inventory levels impacts our estimated reserve requirements. Our calculation also requires other estimates, including estimates of sales mix, to determine which sales will be subject to rebates and the amount of such rebates. We update our estimates and assumptions each period, and record any necessary adjustment to our reserves. As of December 31, 2002, our reserve for Medicaid and payor rebates was approximately $13.1 million.

We record allowances for product returns as a reduction of revenue at the time product sales are recorded. The product returns reserve is estimated based on our experience of returns for each of our products, or for similar products. If the history of product returns changes, the reserve is adjusted appropriately. Our estimate of distribution channel inventory is also used to assess the reasonableness of our product returns reserve.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

In 2002, we adjusted our revenue accounting to comply with the provisions of EITF Issue No. 01-09, "Accounting for Consideration given by a Vendor to a Customer (including a Reseller of a Vendor's Products)." EITF Issue No. 01-09 specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, should be characterized as a reduction of revenue. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

- the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration
- the vendor can reasonably estimate the fair value of the benefit received.

In 2002, we separated fees paid to our distributors into amounts that were specifically identifiable for payment of services. The fair market value of these services of approximately $8 million was recorded as operating expense.

Income Taxes

We use the asset and liability method of accounting for deferred income taxes. Our calculation of the tax provision includes significant estimates, including estimates of foreign source income, research and development credits, orphan drug credits and other permanent items. Changes in estimates are reflected in our tax provision in the period of change. On a quarterly basis throughout the fiscal year we make our best estimate of the full year impact of these items on our tax rate. We adjust these estimates as required, including, if necessary, a tax return to provision adjustment.

We file a consolidated tax return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under accounting principles generally accepted in the U.S., as if it were a separate taxpayer. In preparing financial statements for our operating divisions we assess the realizability of our deferred tax assets at the division level. Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income before loss carryforwards expire. We believe that we will realize all of our net deferred tax assets.

We are currently under IRS audit for tax years 1996-1999. We have provided sufficient liabilities for all exposures related to this audit. Favorable settlements may result in a reduction in future tax provisions.

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method. We analyze our inventory levels quarterly and write down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected requirements. Expired inventory is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2002, our total inventories included $7.5 million of inventory for products that have not yet been approved for sale. In addition, at December 31, 2002, a joint venture in which we have a 50% ownership interest has $17.3 million of inventory for a product that has not yet been approved for sale, of which $8.6 million represents our portion of the unapproved inventory of the joint venture.

Long-Lived Assets

In the ordinary course of our business, we incur substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct these assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. We stop capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires us to make significant judgments. These judgments can have a material impact on our reported results. As of December 31, 2002, capitalized validation costs, net of accumulated depreciation, were $15.3 million.

For products we expect to be commercialized, we capitalize the cost of validating new equipment for the underlying manufacturing process. We begin capitalization when we consider the product to have demonstrated technological feasibility, and end capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on our reported results. Also, if we were unable to successfully validate the manufacturing process for any future product, we would have to write-off, to current operating expense, any validation costs that had been capitalized during the unsuccessful validation process. To date, all of our manufacturing process validation efforts have been successful.

We generally depreciate plant and equipment using the straight-line method over the assets estimated economic life, which ranges from 3 years to 15 years. Determining the economic lives of plant and equipment requires us to make significant judgments that can materially impact our operating results. For certain specialized manufacturing plant and equipment, we use the units-of-production depreciation method. The units-of-production method requires us to make significant judgments and estimates, including estimates of the number of units that will be produced using the assets. There can be no assurance that our estimates are accurate. If our estimates require adjustment, it could have a material impact on our reported results.

In accounting for acquisitions, we allocate the purchase price to the fair value of the acquired tangible and intangible assets, including acquired IPR&D. This requires us to make several significant judgments and estimates. For example, we generally estimate the value of acquired intangible assets and IPR&D using a discounted cash flow model, which requires us to make assumptions and estimates about, among other things:

- the time and investment that will be required to develop products and technologies;
- our ability to develop and commercialize products before our competitors develop and commercialize products for the same indications;
- the amount of revenues that will be derived from the products; and
- appropriate discount rates to use in the analysis.

Use of different estimates and judgments could yield materially different results in our analysis, and could result in materially different asset values and IPR&D charges.

As of December 31, 2002, there was approximately $592.1 million of goodwill on our consolidated balance sheet. Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangibles," we ceased amortizing goodwill. As of December 31, 2002, there were approximately $734.5 million of net other intangible assets on our consolidated balance sheet. We amortize acquired intangible assets using the straight-line method over their estimated economic lives, which range from 1.5 years to 40 years. Determining the economic lives of acquired intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results.

Asset Impairments

We periodically evaluate our long-lived assets for potential impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We perform these evaluations whenever events or changes in circumstances suggest that the carrying value of an asset or group of assets is not recoverable. Indicators of potential impairment include:

- a significant change in the manner in which an asset is used;
- a significant decrease in the market value of an asset;
- a significant adverse change in its business or the industry in which it is sold; and
- a current period operating cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

If we believe an indicator of potential impairment exists, we test to determine whether the impairment recognition criteria in SFAS No. 144 have been met. In evaluating long-lived assets for potential impairment, we make several significant estimates and judgments, including:

- determining the appropriate grouping of assets at the lowest level for which cash flows are available;
- estimating future cash flows associated with the asset or group of assets; and
- determining an appropriate discount rate to use in the analysis.

Use of different estimates and judgments could yield significantly different results in this analysis and could result in materially different asset impairment charges.

During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts, which we allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002, to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been re-allocated as a capitalized cost of that facility.

During 2002, we conducted impairment tests for approximately $283 million of Genzyme Biosurgery's net other intangible assets. These tests did not result in an impairment charge.

Effective January 1, 2002, we adopted SFAS No. 142, which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. Unlike SFAS No. 121, goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of goodwill. Instead, SFAS No. 142 requires goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. Effective January 1, 2002, we reclassified $4.3 million of acquired workforce intangible assets, previously classified as other intangible assets, net of related deferred tax liabilities, to goodwill as required by SFAS No. 142.

In November 2001, we sold our Snowden-Pencer line of surgical instruments and recorded a loss of $25.0 million, which we allocated to Genzyme Biosurgery. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated

statements of operations and the combined statements of operations for Genzyme Biosurgery.

We completed the transitional and annual impairment tests for the $592.1 million of net goodwill related to our other reporting units in the year ended December 31, 2002, as provided by SFAS No. 142, and determined that no additional impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For all of our acquisitions, various analyses, assumptions, significant judgments and estimates were made at the time of each acquisition specifically regarding product development, market conditions and cash flows that were used to determine the valuation of goodwill and intangibles. The possibility exists that those estimates could prove to be inaccurate, which could result in an impairment of goodwill.

Strategic Equity Investments

We invest in marketable securities as part of our strategy to align ourselves with technologies and companies that fit with Genzyme's future strategic direction. Most often we will collaborate on scientific programs and research with the issuer of the marketable securities. On a quarterly basis we review the fair market value of these marketable securities in comparison to historical cost.

If the fair market value of a marketable security is less than our carrying value, we consider all available evidence in assessing when and if the value of the investment can be expected to recover to at least its historical cost. This evidence would include:

- continued positive progress in the issuer's scientific programs;
- ongoing activity in our collaborations with the issuer;
- a lack of any other substantial company-specific adverse events causing declines in value; and
- overall financial condition and liquidity of the issuer of the securities.

If our review indicates that the decline in value is "other than temporary," we write-down our investment to the then current market value and record an impairment charge in our statements of operations. The determination of whether an unrealized loss is "other than temporary" requires significant judgment and can have a material impact on our reported results.

In December 2002, we recorded and allocated to Genzyme General the following impairment charges because we considered the decline in value of these investments to be other than temporary:

- $9.2 million in connection with our investment in the common stock of GTC;
- $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group;
- $2.0 million in connection with our investment in the common stock of Dyax; and
- $0.8 million in connection with our investment in the common stock of Targeted Genetics.

Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. As of December 31, 2002, accumulated other comprehensive income, a component of stockholders' equity, includes $10.0 million of unrealized pre-tax losses on our investments in equity securities.

Other Reserve Estimates

Determining accruals and reserves requires significant judgments and estimates on the part of management. In addition to the judgments and estimates described above, we made other reserve estimates that had an impact on our financial results:

- in December 2002, in accordance with a separation agreement for one of our employees, we provided $4.2 million primarily associated with the estimated cost of continuation of medical coverage for the employee's family; and
- in August 2001, we made the determination to terminate the transgenic portion of our Pompe program and also became responsible for funding all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenically-derived alpha-glucosidase until the patients currently enrolled in the clinical trial of the product can be transitioned to a CHO-cell product. We accrued $16.8 million as estimated costs to fund our contractual obligation to provide patients with the transgenic product until the patients could be transitioned to a CHO-cell product. In December 2002, we determined that we have sufficient quantities on hand to fulfill our legal obligation to supply the remaining three patients in the clinical trial for human transgenic alpha-glucosidase with the transgenic product until they can be transitioned to a CHO-cell product. As a result, we revised our estimated cost of this legal obligation and reversed $5.5 million of amounts in excess of requirements to selling, general and administrative expense in December 2002.

Results of Operations

The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

Revenues

(Amounts in thousands, except percentage data)	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Product revenue	**$1,199,617**	$1,110,254	$811,897	8%	37%
Service revenue	**114,493**	98,370	84,482	16%	16%
Total product and service revenue	**1,314,110**	1,208,624	896,379	9%	35%
Research and development revenue	**15,362**	15,006	6,941	2%	116%
Total revenues	**$1,329,472**	$1,223,630	$903,320	9%	35%

Product Revenue

We derive product revenue from sales by:

- Genzyme General of:
  - therapeutic products, including Cerezyme and Fabrazyme enzymes, Thyrogen® hormone and WelChol® bile acid binder;
  - Renagel phosphate binder;
  - diagnostic products; and
  - other products.
- Genzyme Biosurgery of:
  - orthopaedic products, including Synvisc viscosupplementation product;
  - biosurgical specialties products, including Seprafilm™ bioresorbable membrane; and
  - cardiothoracic products, including fluid management (chest drainage) systems.

The following table sets forth our product revenue on a segment basis:

(Amounts in thousands, except percentage data)	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Genzyme General:					
Therapeutics:					
Cerezyme enzyme	**$ 619,184**	$ 569,887	$536,868	9%	6%
Other therapeutic products	**82,248**	31,138	15,586	164%	100%
Total Therapeutics	**701,432**	601,025	552,454	17%	9%
Renal	**156,864**	176,921	47,891	(11%)	269%
Diagnostic Products	**83,065**	76,858	61,469	8%	25%
Other	**43,228**	43,927	28,213	(2%)	56%
Total product revenue – Genzyme General	**984,589**	898,731	690,027	10%	30%
Genzyme Biosurgery:					
Orthopaedics	**89,920**	83,373	4,159	8%	1,905%
Biosurgical Specialties	**53,376**	59,032	41,305	(10%)	43%
Cardiothoracic	**71,732**	69,118	76,406	4%	(10%)
Total product revenue – Genzyme Biosurgery	**215,028**	211,523	121,870	2%	74%
Total product revenues	**$1,199,617**	$1,110,254	$811,897	8%	37%

2002 as Compared to 2001

Genzyme General – Therapeutics

The increase in Therapeutics product revenue for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was primarily due to continued growth in sales of Cerezyme enzyme for the treatment of Type 1 Gaucher disease and increased sales of other therapeutic products. Other therapeutic products revenue consists primarily of: sales of Thyrogen hormone, which is an adjunctive diagnostic agent in the follow-up of patients with well-differentiated thyroid cancer; sales of Fabrazyme enzyme, which is a recombinant form of the human enzyme alpha-galactosidase used for the treatment of Fabry disease; and bulk sales of and royalties earned on sales of WelChol bile acid binder, which is an adjunctive therapy for the reduction of elevated LDL cholesterol in patients with primary hypercholesterolemia.

Sales of Cerezyme enzyme were 52% of our total product revenue for the year ended December 31, 2002 as compared to 51% of our total product revenue for the year ended December 31, 2001. The growth in sales of Cerezyme enzyme for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was attributable to our continued identification of new Gaucher disease patients worldwide, particularly in Europe, resulting from a significant investment in our global sales and marketing infrastructure. The growth in European sales of Cerezyme enzyme for the period was positively impacted by the weakened U.S. Dollar against the Euro. During the year ended December 31, 2002, as compared to the same period a year ago the U.S. Dollar weakened against the Euro on average by approximately 5%, which positively impacted sales of Cerezyme enzyme by $10.6 million.

Our results of operations are highly dependent on sales of Cerezyme enzyme and a reduction in revenue from sales of this product would adversely affect our results of operations. Revenue from Cerezyme enzyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease and the alternative products gained commercial acceptance. Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the U.S., expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

We are aware of companies that have initiated efforts to develop competitive products, and other companies may do so in the future. Oxford GlycoSciences plc (OGS), for example, is developing Zavesca®, a small molecule drug candidate for the treatment of Type 1 Gaucher disease. Zavesca has been granted orphan drug status in the U.S. for treatment of Type 1 Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Type 1 Gaucher disease. In July 2002, the FDA issued a "non approvable" letter to OGS in response to its new drug application (NDA) for Zavesca; in November 2002, however, the agency agreed to examine additional data in support of that NDA. Also in November 2002, the European Commission approved OGS's Marketing Authorisation Application (MAA) for Zavesca as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. OGS will be required to submit follow-up safety data on the product as a condition of such approval. In January 2003, a licensee of OGS submitted an application for approval of Zavesca with the Israeli Ministry of Health. To date, virtually all Gaucher disease patients who have received enzyme therapy have experienced strong clinical benefit with few side effects, so we do not expect the competition from Zavesca to have a significant impact on our sales of Cerezyme enzyme in Europe.

Other therapeutic products revenue consists primarily of sales of Thyrogen hormone, Fabrazyme enzyme and bulk sales of and royalties earned on sales of WelChol bile acid binder. The increase in other therapeutic products revenue for the year ended December 31, 2002 as compared to the year ended December 31, 2001 is attributable to:

- a 51% increase in sales of Thyrogen hormone to $28.3 million primarily due to increased market penetration, particularly in Europe, where sales increased 147% to $8.8 million. Thyrogen hormone was launched in Europe during the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the Committee for Proprietary Medicinal Products (CPMP) of the European Agency for Evaluation of Medicinal Products (EMEA), which was necessary for commercial introduction of the product;
- a greater than 100% increase in sales of Fabrazyme enzyme in Europe to $26.1 million partially due to the introduction to several new markets in Europe and our continued program to educate European physicians about Fabry disease and Fabrazyme enzyme. The increase also reflects the fact that 2002 was the first full year of sales of Fabrazyme enzyme, which was launched in Europe in August 2001; and
- an increase in kilograms shipped of WelChol bile acid binder and an increase in royalties earned on sales of WelChol bile acid binder during 2002. These increases were the result of sales to our U.S. marketing partner, Sankyo Pharma, Inc., which has experienced continued market growth of the product in the

U.S. during 2002. In October 2002, Merck/Schering-Plough Pharmaceuticals received marketing approval in Germany and FDA approval in the U.S. for its competitive product, ezetimibe, for use alone and with marketed statins for the treatment of elevated cholesterol levels as a second-line therapy. The introduction of this product in the U.S. may adversely affect the future growth of bulk sales of and royalties earned on sales of our WelChol bile acid binder.

Genzyme General – Renal

During 2002, we created the Renal reporting segment consisting primarily of amounts attributable to the manufacture and sale of Renagel phosphate binder. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of our Therapeutics reporting segment. We have reclassified our 2001 and 2000 disclosures to conform to our 2002 presentation. We expect sales of Renagel phosphate binder to increase, driven primarily by the continued adoption of the product by nephrologists worldwide. The increase in sales of Renagel phosphate binder will be dependent on several factors, including:

- acceptance by the medical community of Renagel phosphate binder as the preferred treatment for elevated serum phosphorus levels in end-stage renal disease patients on hemodialysis;
- our ability to effectively manage wholesaler inventories and the levels of compliance with the inventory management programs we implemented with our wholesalers in 2002;
- our ability to optimize dosing and improve patient compliance with dosing of Renagel phosphate binder;
- the availability of reimbursement from third party payors and the extent of coverage;
- our ability to manufacture sufficient quantities of product to meet demand and to do so at a reasonable price;
- the results of additional clinical trials for additional indications and expanded labeling;
- the availability of competing treatments;
- the efficiencies of our sales force; and
- the content and timing of our submissions to and decisions by regulatory authorities.

Sales of Renagel phosphate binder were approximately 13% of our total product revenue for the year ended December 31, 2002 as compared to approximately 16% of our total product revenue for the year ended December 31, 2001. Sales of Renagel phosphate binder for the year ended December 31, 2002 declined by 11% compared to the year ended December 31, 2001 primarily due to a reduction in domestic wholesaler inventory levels of approximately $30.0 million, based on management's estimates of end-user demand.

Genzyme General – Diagnostic Products

Diagnostic Products product revenue increased 8% to $83.1 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The increase was primarily attributable to:

- a 2% increase in the combined sales of infectious disease testing products, HDL and LDL cholesterol testing products and royalties on product sales by Techne Corporation's biotechnology group to $60.7 million; and
- a 31% increase in sales of point of care rapid diagnostic tests for pregnancy and infectious diseases to $22.3 million, primarily due to a full year of sales of additional tests we obtained through our acquisition of Wyntek in June 2001.

Genzyme General – Other Product Revenue

Other product revenue decreased 2% to $43.2 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The slight decrease was primarily attributable to a 7% decrease in sales of hyaluronan-based products to $12.8 million while the combined sales of liquid crystals and amino acid derivatives, both of which are pharmaceutical materials, remained flat at $30.1 million.

Genzyme Biosurgery – Orthopaedics

Orthopaedics product revenue increased 8% to $89.9 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 due to an increase in the sales of Synvisc viscosupplementation product. Synvisc viscosupplementation product sales increased primarily due to increased utilization of the product within the existing customer base as well as new accounts. We believe that a potentially significant competitor is currently seeking FDA approval for a viscosupplementation product for possible U.S. launch during the second half of 2003 that could have an adverse effect on future sales of Synvisc viscosupplementation product.

Genzyme Biosurgery – Biosurgical Specialties

Biosurgical Specialties product revenue decreased 10% to $53.4 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The decrease is due to a 95% decrease in sales of surgical instruments to $0.9 million resulting from the sale of our Snowden-Pencer line of surgical instruments during the fourth quarter of 2001, partially offset by a 36% increase in sales of Sepra products to $39.1 million primarily due to increased market penetration.

Genzyme Biosurgery – Cardiothoracic

Cardiothoracic products include fluid management (chest drainage) systems, surgical closures, biomaterials, and instruments for conventional and minimally invasive cardiac surgery. Cardiothoracic product revenue increased 4% to $71.7 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to a 15%

increase in the combined sales of FocalSeal-L surgical sealant and instruments for minimally-invasive and off-pump cardiac surgery to $17.0 million and a 10% increase in the revenues from sales of fluid management systems to $32.4 million due to a change in the buying pattern of distributors. These increases were partially offset by a 7% decrease in revenue from sales of surgical closures to $17.6 million resulting from our withdrawal of certain commodity suture lines in Europe during the first half of 2001.

2001 as Compared to 2000

Genzyme General – Therapeutics

The increase in Therapeutics product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was primarily due to continued growth in sales of Cerezyme enzyme for the treatment of Type 1 Gaucher disease.

The steady growth in sales of Cerezyme enzyme for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to our continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure that has continued to increase international sales of this product. Additionally, we continue to market Ceredase enzyme for the treatment of Gaucher disease, although we have successfully converted virtually all Gaucher disease patients to a treatment regimen using Cerezyme enzyme. The growth in European sales of Cerezyme enzyme for the year ended December 31, 2001 was negatively impacted by the strengthening of the U.S. Dollar against the Euro. During the year ended December 31, 2001 as compared to the year ended December 31, 2000 the U.S. Dollar strengthened against the Euro on average by approximately 3%, which negatively impacted sales of Cerezyme enzyme by $5.4 million.

Sales of Cerezyme enzyme were 51% of our total product revenue for the year ended December 31, 2001 as compared to 66% for the year ended December 31, 2000.

Revenue for Thyrogen hormone increased 36% to $18.7 million for the year ended December 31, 2001 as compared to the year ended December 31, 2000 due primarily to increased market penetration. Additionally, Thyrogen hormone was launched in Europe in the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the CPMP of the EMEA. Other therapeutics revenue also increased due to increased sales of Fabrazyme enzyme in Europe.

Genzyme General – Renal

We began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex.

Sales of Renagel phosphate binder were approximately 16% of our total product revenue for the year ended December 31, 2001 as compared to approximately 6% of total product revenue for the year ended December 31, 2000. Sales of Renagel phosphate binder for the year ended December 31, 2001 as compared to December 31, 2000 include sales of capsules and the 800 mg tablet formulation. We launched the tablet formulation in the U.S. during the third quarter of 2000. In the first quarter of 2001, the higher-than-anticipated demand for the 800 mg tablet formulation and certain production constraints resulted in a temporary shortage of this dosage form of Renagel phosphate binder. Patients taking the 800 mg tablets were shifted to an equivalent dose of 400 mg Renagel phosphate binder tablets or 403 mg Renagel phosphate binder capsules while we built an inventory of 800 mg tablets to support our re-launch of this dosage form in June 2001.

Genzyme General – Diagnostic Products

Diagnostic Products revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Also contributing to the increase for the year ending December 31, 2001 as compared to the year ended December 31, 2000 was the addition of sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our June 2001 acquisition of Wyntek. Diagnostic Products revenue also included royalties on product sales by Techne Corporation's biotechnology group.

Genzyme Biosurgery – Orthopaedics

Orthopaedics product revenue increased in 2001 as compared to 2000 primarily due to the sales of Synvisc viscosupplementation product, which we added to the Orthopaedics product category in December 2000 through our acquisition of Biomatrix.

Genzyme Biosurgery – Biosurgical Specialties

The increase in Biosurgical Specialties product revenue in 2001 as compared to 2000 was due primarily to increases in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite. An increase in sales of products sold to original equipment manufacturers and sales generated from Hylaform® biomaterial product and other skin care products, which were added to the Biosurgical Specialties product category in December 2000, also contributed to the overall increase in Biosurgical Specialties product revenue. The increase in sales was partially offset by a decrease in sales of instruments for plastic surgery, due to the sale of our Snowden-Pencer line of surgical instruments during the fourth quarter of 2001.

Genzyme Biosurgery – Cardiothoracic

The decrease in Cardiothoracic product revenue in 2001 as compared to 2000 was due to decreased sales of chest drainage systems resulting from competitive pricing pressures in that market as well as the withdrawal from certain commodity suture lines in Europe during the first half of 2001. The decrease was offset, in part, by the continued growth in sales of minimally invasive cardiac surgery products and the sales revenue from the FocalSeal-L surgical sealant. We added FocalSeal-L surgical sealant to the Cardiothoracic product category in the third quarter of 2000 pursuant to a distribution and marketing agreement with Focal which, prior to our acquisition of Focal in June 2001, provided us with exclusive distribution rights for this product in North America.

Service Revenue

We derive service revenue from four principal sources:

- genetic testing services performed by Genzyme General, which is included in its Other reporting segment;
- Genzyme Biosurgery's Carticel chondrocytes for the treatment of cartilage damage, which is included in its Orthopaedics reporting segment;
- Genzyme Biosurgery's Epicel skin grafts for the treatment of severe burns, which is included in its Biosurgical Specialties reporting segment; and
- Genzyme Molecular Oncology's provision of services of the SAGE™ genomics technology.

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Genzyme General – Other	**$ 89,423**	$74,056	$61,161	21%	21%
Genzyme Biosurgery:					
Orthopaedics	**20,253**	18,417	18,229	10%	1%
Biosurgical Specialties	**4,517**	5,197	5,092	(13%)	2%
Total service revenue – Genzyme Biosurgery	**24,770**	23,614	23,321	5%	1%
Genzyme Molecular Oncology	**300**	700	–	(57%)	N/A
Total service revenues	**$114,493**	$98,370	$84,482	16%	16%

2002 as Compared to 2001

The 21% increase in Genzyme General's other service revenue to $89.4 million for the year ended December 31, 2002, as compared to the same period a year ago, is due to increased sales of genetic testing services. This increase was primarily attributable to expanded presence in the prenatal screening market.

Genzyme Biosurgery's Orthopaedics service revenue increased 10% to $20.3 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to a change in the classification of reimbursed expenses from partners from a reduction in operating expenses to service revenue. Excluding the $1.5 million of additional service revenue resulting from the change in classification of reimbursed expenses, Orthopaedics service revenue did not change significantly during 2002 as compared to 2001. Increased sales of Carticel chondrocyte services in the U.S. for 2002 were offset by decreased European sales of the service because we have not been actively seeking new partners or marketing Carticel chondrocytes in Europe since the second quarter of 2001.

The 13% decrease in Genzyme Biosurgery's Biosurgical Specialties service revenue to $4.5 million in 2002 as compared to $5.2 million in 2001 is attributable to decreased sales of Epicel skin grafts, which are used to treat victims of severe burns. Sales of Epicel skin grafts are variable based upon a number of unpredictable factors, including the number of severe burn patients and their survival rate prior to treatment with Epicel skin grafts.

Genzyme Molecular Oncology's service revenue for the years ended December 31, 2002 and 2001 consists of revenues from the provision of services related to the SAGE genomics technology. Genzyme Molecular Oncology provides these services sporadically as customers request them. The focus of its SAGE business remains directed to granting licenses to the technology.

2001 as Compared to 2000

The increase in Genzyme General's service revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was due to increased sales of genetic testing services attributable to our expanded presence in the prenatal market and a broader test menu in oncology.

International Product and Service Revenue

A substantial portion of our revenue was generated outside of the U.S., as described in the following table. Most of this revenue is attributable to sales of Cerezyme enzyme, Renagel phosphate binder and Fabrazyme enzyme. The following table provides information regarding the change in international product and service revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
International product and service revenue	**$523,981**	$445,211	$352,564	18%	26%
% of total product and service revenue	**40%**	37%	39%		

2002 as Compared to 2001

International sales of Cerezyme enzyme increased 11% to $328.7 million for the year ended December 31, 2002 as compared to $297.5 million in the same period a year ago. The increase in international sales of Cerezyme enzyme for the year ended December 31, 2002 as compared to the same period a year ago is primarily due to:

- a 6% increase in international unit sales of Cerezyme enzyme; and
- an approximate 5% increase in the average exchange rate of the Euro, which positively impacted sales of Cerezyme enzyme by $10.6 million.

International sales of Renagel phosphate binder increased 116% to $43.5 million for the year ended December 31, 2002 as compared to $20.1 million for the same period a year ago. The increase in international sales of Renagel phosphate binder for the year ended December 31, 2002 as compared to the same periods a year ago is primarily due to:

- the ongoing launch of Renagel phosphate binder tablets in Europe in 2002; and
- the expansion of the Renagel phosphate binder sales force in Europe.

International sales of Fabrazyme enzyme increased 351% to $26.1 million for the year ended December 31, 2002 as compared to $5.8 million for the same period a year ago. The increase in international sales of Fabrazyme enzyme for the year ended December 31, 2002 as compared to the same period a year ago is primarily due to:

- the fact that 2002 was the first full year of sales of Fabrazyme enzyme;
- the introduction of Fabrazyme enzyme into several new markets in Europe in 2002; and
- our continued program to educate European physicians about Fabry disease and Fabrazyme enzyme.

International product and service revenue as a percent of total product and service revenue increased in the year ended December 31, 2002 as compared to December 31, 2001 due to the overall increase in international product and service sales, an approximate $13.9 million positive impact on sales resulting from an approximate 5% increase in the average exchange rate of the Euro and a 28% or $43.4 million decrease in net Renagel phosphate binder sales in the U.S.

2001 as Compared to 2000

International sales of Cerezyme enzyme increased 10% to $297.5 million in the year ended December 31, 2001 as compared to $270.6 million in the year ended December 31, 2000. Despite an approximate 3% decline in the average exchange rate of the Euro for the year ended December 31, 2001 as compared to the year ended December 31, 2000, international sales of Cerezyme enzyme increased for both periods due primarily to the continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure.

We began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex. International sales of Renagel phosphate binder increased 66% to $20.1 million in the year ended December 31, 2001 as compared to $6.9 million in the year ended December 31, 2000. The increase is attributable to:

- the ongoing launch of Renagel phosphate binder tablets in Europe;
- the introduction of Renagel phosphate binder in Brazil; and
- the expansion of the Renagel phosphate binder sales forces in Europe.

International product and service revenue as a percent of total product and service revenue decreased in the years ended December 31, 2001 and December 31, 2000 due primarily to increased sales of Renagel phosphate binder in the United States.

Research and Development Revenue

We derive research and development revenue primarily from:

- research and development services performed by Genzyme under collaboration agreements allocated to Genzyme General;
- research and development services Genzyme General performed on behalf of GTC; and
- license fees and funded research related to Genzyme Molecular Oncology's programs.

The following table sets forth our research and development revenues on a segment basis:

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Genzyme General:					
Therapeutics	**$ 3,181**	$ 5,789	$ 315	(45%)	1,737%
Other	**31**	25	67	24%	(63%)
Eliminations/Adjustments	**2,961**	3,325	913	(11%)	264%
Total research and development revenue – Genzyme General	**6,173**	9,139	1,295	(32%)	606%
Genzyme Biosurgery – Other	**285**	5	23	5,600%	(78%)
Genzyme Molecular Oncology	**8,904**	5,862	5,623	52%	4%
Total research and development revenue	**$15,362**	$15,006	$6,941	2%	116%

Research and development revenue allocated to Genzyme General is related primarily to research and development activities performed by its Therapeutics reporting segment under collaboration agreements. Eliminations/Adjustments includes research and development efforts we conducted on behalf of GTC and amounts related to Genzyme General's research and development activities that we do not specifically allocate to a particular segment of Genzyme General.

Research and development revenue allocated to Genzyme Molecular Oncology is derived from the following sources:

- technology access fees received from Purdue Pharma, L.P. and Kirin Brewery Company, Ltd., which are recognized over the course of associated research programs;
- research performed by Genzyme Molecular Oncology on behalf of Purdue and Kirin; and
- revenue associated with *in vitro* cancer diagnostic assets.

The increase in research and development revenue allocated to Genzyme Molecular Oncology for the year ended December 31, 2002 is the result of the completion of a full year of work under the collaboration agreement with Kirin, which commenced in November 2001, and a planned increase in the amount of research performed on behalf of Purdue, offset in part by a reduction in revenues associated with the cancer diagnostic assets.

MARGINS

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Product margin:					
Genzyme General	**$770,930**	$704,556	$527,133	9%	34%
% of total product revenue	**64%**	63%	65%		
Genzyme Biosurgery	**$119,053**	$ 98,273	$ 52,381	21%	88%
% of total product revenue	**10%**	9%	6%		
Total product margin	**$889,983**	$802,829	$579,514	11%	39%
% of total product revenue	**74%**	72%	71%		
Service margin:					
Genzyme General	**$ 37,264**	$ 30,889	$ 23,282	21%	33%
% of total service revenue	**33%**	31%	28%		
Genzyme Biosurgery	**$ 10,473**	$ 10,881	$ 11,023	(4%)	(1%)
% of total service revenue	**9%**	11%	13%		
Genzyme Molecular Oncology	**$ 181**	$ 427	–	(58%)	N/A
% of total service revenue	**0%**	0%	–		
Total service margin	**$ 47,918**	$ 42,197	$ 34,305	14%	23%
% of total service revenue	**42%**	43%	41%		
Total product and service gross margin	**$937,901**	$845,026	$613,819	11%	38%
% of total product and service revenue	**71%**	70%	68%		

2002 as Compared to 2001

Product Margin

Genzyme General

Genzyme General provides a broad range of healthcare products and services. As a result, Genzyme General's gross margin varies significantly based on the category of product or service. Sales of therapeutic products, including Cerezyme enzyme, typically result in higher margins than sales of diagnostic products.

The 9% increase in Genzyme General's overall product margin for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was primarily attributable to a 10% increase in product revenue offset in part by a 10% increase in the cost of products sold. The improved product margin was primarily attributable to an increase in sales of higher margin Therapeutics products such as Cerezyme enzyme, Thyrogen hormone and Fabrazyme enzyme. Driven by the increase in sales in Therapeutics products, product margin for the Therapeutics reporting segment increased 15% for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

Product margin for the Renal reporting segment was flat for the year ended December 31, 2002 as compared to the year ended December 31, 2001. This was primarily due to the fact that the year over year decline in sales of Renagel phosphate binder was offset by a corresponding decline in production costs. The decline in sales of Renagel phosphate binder was impacted by several factors including a reduction in wholesaler inventory levels of approximately $30 million based on our management's estimate of end-user demand. The decline in production costs for Renagel phosphate binder was primarily due to lower raw material costs based on volume purchases. In addition, cost of products sold for Renagel phosphate binder for the year ended December 31, 2001 includes $8.2 million of charges incurred in the first half of 2001 relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex, for which there are no comparable amounts in the year ended December 31, 2002.

Product margin for Diagnostic Products decreased 5% for the year ended December 31, 2002 as compared to the year ended December 31, 2001 resulting from the increase in the cost of Diagnostic Products sold for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The increase in cost of Diagnostic Products sold was partially attributable to a charge of $2.8 million recorded in 2002 for the planned closure of a Diagnostic Products manufacturing facility in San Carlos, California.

We expect that in the future Genzyme General's product margin as a percentage of product revenue will trend slightly lower, primarily due to lower margins normally attributable to Renagel phosphate binder and a product mix shift as sales of Diagnostic Products continue to increase.

Genzyme Biosurgery

Genzyme Biosurgery sells or provides a broad range of healthcare products and services. As a result, Genzyme Biosurgery's gross margins may vary significantly depending on the market conditions of each product or service.

The 21% increase in product margin and the increase in product margin as a percentage of product revenue for 2002 as compared to 2001 was primarily attributable to an increase in product revenue of $3.5 million and a decrease in cost of products sold of $17.3 million. Costs of products sold in 2001 includes $11.3 million of costs related to our December 18, 2000 acquisition of Biomatrix, for which there are no comparable amounts in 2002. As part of the Biomatrix acquisition, we adjusted the acquired inventory to fair value, resulting in an increase of $11.3 million. In June 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock not previously acquired. As part of the Focal acquisition, we adjusted the acquired inventory to fair value and amortized the adjustment to cost of products sold as the acquired inventory was sold, of which $2.4 million was amortized in 2002 and $1.4 million was amortized in 2001. Excluding the adjustments described above, product margin increased 9% in 2002 to $121.4 million as compared to 2001 as a result of an increase in sales of Synvisc viscosupplementation product, a higher margin product, and to a general reduction in unit costs for Seprafilm bioresorbable membrane in 2002.

Service Margin

Genzyme General

Service margin for the year ended December 31, 2002 as compared to the year ended December 31, 2001 continued to increase, primarily as a result of increased sales of our molecular genetics (DNA) and cancer testing services. Service margin as a percentage of service revenue for the year ended December 31, 2002 as compared to for the year ended December 31, 2001, remained flat. This was attributable to a 21% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu serving the oncology market, offset by a 21% increase in the cost of services sold for the same period.

Genzyme Biosurgery

Service margin for services allocated to Genzyme Biosurgery decreased 4% for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to a 13% decrease in sales of Epicel skin grafts to $4.5 million and to a 12% increase in cost of services sold to $14.3 million.

2001 as Compared to 2000

Product Margin

Product margin for the year ended December 31, 2001 as compared to the year ended December 31, 2000 increased primarily as a result of increased sales of Renagel phosphate binder, Cerezyme enzyme, Synvisc viscosupplementation product and point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek. The increase for the year ended December 31, 2001 was partially offset by charges to cost of products sold of $8.2 million relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex.

The increase in product margin as a percentage of product revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was attributable to a 37% increase in product revenue, driven primarily by increased sales of Cerezyme enzyme, Renagel phosphate binder and sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek, partially offset by a 32% increase in the cost of products sold for the same period.

Service Margin

Service margin for the year ended December 31, 2001 as compared to the year ended December 31, 2000 continued to increase, both in absolute numbers and as a percentage of total service revenue, primarily as a result of increased sales of our molecular genetics (DNA) and cancer testing services. The increase in service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was attributable to a 16% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu serving the oncology market, partially offset by a 12% increase in the cost of services sold for the same period.

OPERATING EXPENSES

2002 as Compared to 2001

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 3% to $438.0 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 despite the inclusion of $43.1 million of additional charges for the year ending December 31, 2001 for which there are no comparable amounts in the year ended December 31, 2002. Selling, general and administrative expenses for the year ended December 31, 2001 includes:

- charges of $27.0 million resulting from Pharming Group's August 2001 decision to file for and operate under a court supervised receivership;
- $9.1 million of costs attributable to the sale of our former Snowden-Pencer line of surgical instruments and to efforts within Genzyme Biosurgery to streamline and consolidate selling activities in 2002; and
- $5.5 million of costs associated with the consolidation of Genzyme Biosurgery's European operations.

In addition to the $43.1 million of charges discussed above that were recorded in the year ended December 31, 2001, selling, general and administrative expenses also increased by $56.5 million or 15% for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to:

- a $41.8 million increase in selling and marketing costs for Renagel phosphate binder;
- a $19.2 million increase in selling, general and administrative costs for Therapeutics products, of which $11.7 million is attributable to an increase in expenditures related to our increased market penetration for Fabrazyme enzyme in Europe; $4.9 million is attributable to an increase in expenditures to support increased sales of Cerezyme enzyme; and $2.5 million is attributable to a charge recorded in September 2002 to write down accounts receivable for Cerezyme enzyme in Argentina;
- a $4.9 million increase in selling and marketing costs for Diagnostic Products, of which $2.5 million is attributable to a full year of operations of Wyntek which we acquired in June 2001;
- a $5.7 million charge attributable to an increase in legal costs related to ongoing regulatory matters and intellectual property disputes; and
- a $2.6 million charge for severance costs related to Genzyme Biosurgery's cardiothoracic business for which there were no comparable amounts in the year ended December 31, 2001.

The increases in selling, general and administrative expenses were offset in part by a net decrease of approximately $17.6 million attributable to administrative activities that we do not specifically allocate to a particular segment of Genzyme General. In addition, in December 2002, we determined that we have sufficient quantities on hand to fulfill our legal obligation to supply the remaining three patients in the clinical trial for human transgenic alpha-glucosidase with the transgenic product until they are transitioned to a CHO-cell product. As a result, we revised our estimated cost of this legal obligation and reversed $5.5 million of amounts in excess of requirements to selling, general and administrative expense for our Therapeutics reporting segment in December 2002.

- At December 31, 2002, $2.6 million remained in the reserve for our contractual obligation to provide transgenic product as follows (amounts in thousands):
-

Initial commitment to fund the operations of the transgenic program	$16,807
Payments in 2001	(2,683)
Balance at December 31, 2001	14,124
Payments in 2002	(6,031)
Revision of estimate	(5,497)
Balance at December 31, 2002	$ 2,596

Research and Development Expenses

Research and development expenses increased 17% to $308.5 million for the year ended December 31, 2002 as compared to the same period a year ago. The increase was primarily due to an increase of $45.5 million in spending for Therapeutics products, of which:

- $34.1 million is primarily attributable to an increase in spending related to our Pompe development programs, as described below, and includes the addition of spending related to our acquisition of Novazyme;
- $10.6 million related to an increase in spending on Therapeutics research initiatives;
- $1.9 million related to Genzyme General's program to further develop Fabrazyme enzyme for the treatment of Fabry disease; and
- $1.9 million related to increased spending related to the further development of Cerezyme enzyme.

The increases to Therapeutics products research and development expenses, which also include additional spending on the continued development of the tolevamer toxin binder, oral iron chelator, oral mucositis and anti-obesity programs, were offset by a net decrease of $3.0 million on the combined research and development spending of all other Therapeutics products.

Also contributing to the 17% increase in research and development expenses for the year ended December 31, 2002 as compared to the same period a year ago were:

- a $4.6 million increase in the cost of post-marketing clinical development efforts for Renagel phosphate binder;
- a $1.4 million increase in spending for Diagnostic Products, of which $0.9 million is attributable to our acquisition of Wyntek;
- a $2.8 million increase in spending on the Genzyme Biosurgery's orthopaedics development programs, particularly other indications for Synvisc viscosupplementation product; and
- a $2.1 million increase in expenses for the Biosurgical Specialties development programs, particularly Genzyme Biosurgery's work with Hylaform biomaterial product. The terms of the existing contract with Inamed Corporation, Genzyme Biosurgery's distributor of Hylaform biomaterial product were revised in 2002 to allow for increased participation by Inamed in research and development activities and to provide Genzyme Biosurgery with cost reimbursement upon the achievement of product development milestones. The upfront fee and milestone payments under this agreement will be recognized in accordance with our revenue recognition policy for such payments.

The increases to research and development expenses were offset by a net decrease of $9.4 million attributable to research and development activities that we do not specifically allocate to a particular segment of Genzyme General.

Included in research and development expenses for the year ended December 31, 2002 are expenses associated with a comparison study of our enzyme programs for treatment of Pompe disease that we concluded during the first quarter of 2002. The enzyme programs included:

- the transgenic enzyme developed by our joint venture with Pharming Group;
- Myozyme™ enzyme;
- the CHO enzyme licensed from Synpac (North Carolina), Inc. in 2000; and
- an enzyme produced using technology we obtained in the Novazyme acquisition in 2001.

The analysis of the data from that study indicated that our internally developed CHO-cell product offers the clearest and most efficient pathway to commercialization based on both clinical and manufacturing considerations. As a result of this analysis we:

- have cancelled our manufacturing contract for the clinical development of the CHO therapy licensed from Synpac while recording a charge of $8.8 million to research and development in the first quarter of 2002 to reflect bulk product purchases and contract cancellation charges;
- will continue to supply the CHO therapy licensed from Synpac to patients participating in the extensions of clinical trials until they can be transitioned to the internally developed Myozyme enzyme; and
- will proceed with the pre-clinical development of an enzyme produced using technology we obtained through the acquisition of Novazyme as a potential next-generation therapy for Pompe disease and utilize Novazyme's engineering technologies to develop improved second-generation versions of our marketed products and optimal products for the treatment of other LSDs.

Research and development expenses for the year ended December 31, 2002 include a charge of $2.0 million we recorded in the first quarter of 2002 representing the restructuring of Genzyme General's facilities in New Jersey and Oklahoma that were acquired in connection with our acquisition of Novazyme.

2001 as Compared to 2000

Selling, General and Administrative Expenses

The increase in selling, general and administrative expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily related to:

- increased staffing to support the growth in several of our product lines;
- increased expenditures to support the increased sales of Cerezyme enzyme, drive the growth in sales of Renagel phosphate binder and Thyrogen hormone, and support the launch of Fabrazyme enzyme in Europe;
- expenses associated with the consolidation of Genzyme Biosurgery's European operations;
- increased patent litigation costs; and
- the addition of expenses from GelTex, Biomatrix, Wyntek, Focal and Novazyme.

Selling, general and administrative expenses for the year ended December 31, 2001 included $27.0 million of charges resulting from Pharming Group's receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group and a charge of $16.8 million representing our commitment to fund all of the operations of the joint venture, which in turn was legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine patients currently enrolled in the clinical trial for this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August 2001 and have assumed full operational and financial responsibility for the development of the CHO-cell product. Pharming/Genzyme LLC, the vehicle for our joint venture with Pharming Group covering a transgenic product for Pompe disease, continues to exist, however, we do not intend to commercialize this product.

Research and Development Expenses

The increase in research and development expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily attributable to:

- the cost of post-marketing clinical development efforts for Renagel phosphate binder, which was included in equity in net loss of unconsolidated affiliates before we acquired GelTex;
- the addition of spending on the tolevamer toxin binder, DENSPM, iron chelation, oral mucositis, anti-obesity, and GT102-279 programs arising as a result of our acquisition of GelTex;
- increased spending on our program to develop Fabrazyme enzyme for the treatment of Fabry disease;
- the addition of spending on the research and development of Synvisc viscosupplementation product as a result of our acquisition of Biomatrix;
- the addition of spending on FocalSeal-L surgical sealant through our acquisition of Focal;
- increased spending on our orthopaedic and biosurgical specialties development programs; and
- increased spending on other internal programs.

Research and development expenses for the year ended December 31, 2001, reflect a charge of $4.7 million, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we determined in 2001 was uncollectible.

In connection with our acquisition of GelTex in December 2000, we converted options to purchase shares of GelTex common stock into options to purchase shares of Genzyme General Stock. In accordance with Financial Accounting Standards Board, commonly referred to as the FASB, Interpretation No., or FIN 44 "Accounting for Certain Transactions involving Stock Compensation – an interpretation of Accounting Principles Board, or APB, Opinion No. 25", at the date of acquisition we allocated the intrinsic value for the unvested portion of these options of $10.2 million to deferred compensation, a component of stockholders' equity. This amount was amortized to operating expense over the vesting period of one year from the date of acquisition. We allocated the expense to the appropriate expense categories of our statements of operations based on the functional responsibility of each employee or option holder. For the year ended December 31, 2001, we recorded $9.7 million of compensation expense related to these options, of which $7.9 million was charged to research and development expense and $1.8 million was charged to selling, general and administrative expense. For the year ended December 31, 2000, we recorded $0.5 million of compensation expense related to these options, of which $0.4 million was charged to research and development expense and $0.1 million was charged to selling, general and administrative expense. The deferred compensation was fully amortized by December 31, 2001.

In connection with our acquisition of Novazyme in September 2001, we converted options, warrants and rights to purchase shares of Novazyme common stock into options, warrants and rights to purchase shares of Genzyme General Stock. In accordance with FIN 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation. We are amortizing this amount to operating expense over the remaining vesting period of 22 months from the date of acquisition. We are allocating the expense to the appropriate

expense categories of our consolidated statements of operations based on the functional responsibility of each option holder. For the year ended December 31, 2001, we recorded $0.4 million of compensation expense related to these options, of which $0.2 million was charged to selling, general and administrative expenses and $0.2 million was charged to research and development expense.

Amortization of Intangibles

Amortization of intangibles expense decreased 42% to $70.3 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to our adoption of SFAS No. 142 in January 2002. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. In accordance with the provisions of SFAS No. 142, we ceased amortizing goodwill as of January 1, 2002. The following tables present the impact SFAS No. 142 would have had on our amortization of intangibles expense had the standard been in effect for the years ended December 31, 2001 and 2000 (amounts in thousands):

	Year Ended December 31, 2001			Year Ended December 31, 2000		
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$121,124	$(52,541)	$68,583	$22,974	$(12,259)	$10,715

The increase in amortization of intangibles for the year ended December 31, 2001, is primarily attributable to intangible assets acquired in connection with our acquisitions of:

- GelTex and Biomatrix in December 2000;
- the GDP Class A limited partnership interests in January 2001;
- Focal and Wyntek in June 2001;
- the GDP Class B limited partnership interests in August 2001; and
- Novazyme in September 2001.

Purchase of In-Process Research and Development

Myosix

In July 2002, we entered into a collaboration with Myosix, a privately-held French biotechnology company, for the development and commercialization of a certain autologous cell culture technology, which we refer to as the Myosix Technology. We acquired 49% of the common stock of Myosix in exchange for 625,977 shares of Biosurgery Stock. The entire initial acquisition cost of $1.9 million, of which $1.6 million represents the fair market value of the shares of Biosurgery Stock exchanged and $0.3 million represents acquisition costs, was allocated to IPR&D and charged to expense in our consolidated statement of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002. We allocated this charge and our ownership interest in Myosix to Genzyme Biosurgery.

The sublicense that we obtained from Myosix grants us use of the Myosix Technology for the treatment of congestive heart failure. Phase 2 clinical trials commenced in the fourth quarter of 2002, and FDA approval is projected for 2009. As of December 31, 2002, the Myosix Technology has not achieved technological feasibility for any application and will require significant future development before an application can be completed.

Pursuant to the terms of our various collaboration agreements with Myosix, we have sole responsibility for the cost, management, control and conduct of product development and commercialization, though we have entered into an agreement with Assistance Publique Hospitaux de Paris (Public Welfare Hospital of Paris), which we refer to as AP-HP, that obligates AP-HP to bear a portion of the costs associated with Phase 2 clinical trials. Myosix will act as a sub-contractor to us for these activities. We currently have the right to designate all of the members of Myosix's Board of Directors and, so long as we own at least 34% of Myosix, its Chief Executive Officer. We can acquire the remaining shares of Myosix common stock upon achievement of certain milestones during the development and commercialization of products based on the Myosix Technology. Effective July 29, 2002, because of our ownership interest in and level of control of Myosix, we consolidate the results of Myosix.

Novazyme

In September 2001, in connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we allocated to IPR&D and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. We recorded this amount as a charge to expense in our consolidated statement of operations and the com-

bined statements of operations of Genzyme General for the year ended December 31, 2001.

Our management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets.

The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. As of December 31, 2002, we estimate that it will take approximately six to eight years and an investment of approximately $100 million to $125 million to complete the development of, obtain approval for and commercialize the first product based on this technology platform.

Wyntek

In June 2001, in connection with our acquisition of Wyntek, we allocated approximately $8.8 million of the purchase price to IPR&D. We recorded this amount as a charge to expense in our consolidated statements of operations and the combined statements of operations of Genzyme General for the year ended December 31, 2001. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which is consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible.

Wyntek currently is developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The intended use of the device is to read reaction strips at the patient's bedside or in an emergency room setting. In September 2002, we filed a 510(k) submission with the FDA for Wyntek's cardiovascular product. We expect to commercialize this product in early 2004.

GelTex

In December 2000, in connection with the acquisition of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D, which Genzyme General recorded as a charge to expense in our consolidated statements of operations and the combined statements of operations of Genzyme General for the year ended December 31, 2000. As of December 31, 2002, the technological feasibility of the projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Below is a brief description of the GelTex IPR&D projects, including an estimation of when our management believes Genzyme General may realize revenues from the sales of these products for their respective indications:

Program	Program Description or Indication	Development Status at December 31, 2002	Value at Acquisition Date (in millions)	Estimated Cost to Complete at December 31, 2002 (in millions)	Year of Expected Product Launch
Renagel phosphate binder	Next stage non-absorbed polymer phosphate binder for the treatment of hyperphospatemia	• Clinical studies scheduled for completion in 2004 and 2005	$19.7	$10.9	2005
Tolevamer toxin binder	*C.difficile* associated diarrhea	• Phase 2 trials expected to be completed in 2003	37.4	50.0	2007
GT56-252 Oral Iron Chelator	Iron overload disease	• Phase 1 trial ongoing	15.7	35.0	2007
GT316-235 Fat absorption inhibitor	Anti-obesity	• Expected to file an IND in 2004	17.8	60.0	2010
Polymer	Oral mucositis	• Expected to file an IND in 2004	17.8	38.0	2008
DENSPM	Psoriasis	• Program cancelled during 2001; no further development planned	3.4	N/A	N/A
GT102-279	Second generation lipid-lowering compound	• Program cancelled during 2001; no further development planned	6.2	N/A	N/A
		Total:	$118.0	$193.9	

Biomatrix

In connection with our acquisition of Biomatrix, we allocated approximately $82.1 million to IPR&D, which Genzyme Biosurgery recorded as a charge to expense in its combined statements of operations for the year ended December 31, 2000. As of December 31, 2002, the technological feasibility of the Biomatrix IPR&D projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Below is a brief description of the Biomatrix IPR&D projects, including an estimation of when our management believes we may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status at December 31, 2002	Value at Acquisition Date (in millions)	Estimated Cost to Complete at December 31, 2002 (in millions)	Year of Expected Product Launch
Viscosupplementation	Use of elastoviscous solutions and viscoelastic gels in disease conditions to supplement tissues and body fluids, alleviating pain and restoring normal function.	• Preclinical for hip indications in U.S. • Preclinical for knee indications • Preclinical for other joints • Product launched for hip indications in Europe in September 2002	$33.8	$24.9	2002 to 2008
Visco-augmentation and Visco-separation (adhesion prevention)	Use of viscoelastic gels to provide scaffolding for tissue regeneration and to separate tissues and decrease formation of adhesions and excessive scars after surgery.	• Preclinical – gynecological and pelvic indications • Clinical trials – pivotal safety and efficacy study ongoing in U.S. for Hylaform biomaterials	48.3	4.7	2003 to 2006
		• Phase 2 – spine indications; program cancelled during 2002; no further development planned	N/A		N/A
		Total:	$82.1	$29.6	

Except for our viscosupplementation product for the hip launched in Europe in 2002, substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once research is completed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Charge for Impaired Assets

During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts, which we allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been reallocated as a capitalized cost of that facility.

In 1997, we temporarily suspended bulk production of HA at our bulk HA manufacturing facility in Haverhill, England because we determined that we had sufficient quantities of HA on hand to meet the demand for our Sepra products for the near term. In the first quarter of 2002, we began a capital expansion program to build HA manufacturing capacity at one of our existing manufacturing facilities in Framingham, Massachusetts. During the third quarter of 2002, we determined that we had sufficient inventory levels to meet demand until the Framingham facility is completed and validated, which is estimated to be within one year. In connection with this assessment we concluded that we no longer require the manufacturing capacity at the HA plant in England and we recorded an impairment charge of approximately $9.0 million to write off the assets at the England facility. This charge resulted in an increase of $9.0 million in the long-term portion of the amount due from Genzyme Biosurgery to Genzyme General at December 31, 2002.

In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in England. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

OTHER INCOME AND EXPENSES

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Equity in net loss of unconsolidated affiliates	**$(16,858)**	$(35,681)	$(44,965)	(53%)	(21%)
Gain on affiliate sale of stock	**–**	212	22,689	(100%)	(99%)
Gain (loss) on investments in equity securities	**(14,497)**	(25,996)	15,873	(44%)	(264%)
Minority interest in net loss of subsidiary	**–**	2,259	4,625	(100%)	(51%)
Loss on sale of product line	**–**	(24,999)	–	(100%)	N/A
Other	**40**	(2,205)	5,188	(102%)	(143%)
Investment income	**51,038**	50,504	45,593	1%	11%
Interest expense	**(27,152)**	(37,133)	(15,710)	(27%)	136%
Total other income (expense), net	**$ (7,429)**	$(73,039)	$ 33,293	(90%)	(319%)

2002 as Compared to 2001

Equity in Net Loss of Unconsolidated Affiliates

We record the results of the following joint ventures, all of which are allocated to Genzyme General, in equity in net loss of unconsolidated affiliates:

Joint Venture	Partner	Effective Date	Product/Indication
RenaGel LLC [1]	GelTex	June 1997	Renagel phosphate binder for the reduction of serum phosphorus in patients with end-stage renal disease
BioMarin/ Genzyme LLC	BioMarin Pharmaceutical Inc.	September 1998	Aldurazyme enzyme for the treatment of mucopolysaccharidosis-1
Pharming/ Genzyme LLC [2]	Pharming Group, N.V.	October 1998	Human alpha-glucosidase for the treatment of Pompe disease (transgenic product)
Genzyme/ Pharming Alliance LLC [2]	Pharming Group, N.V.	June 2000	Human alpha-glucosidase for the treatment of Pompe disease (produced using CHO cells)
Diacrin/ Genzyme LLC [3]	Diacrin, Inc.	October 1996	Products using porcine fetal cells for the treatment of Parkinson's and Huntington's diseases

(1) *We acquired GelTex and the remaining 50% interest in RenaGel LLC in December 2000. RenaGel LLC was merged into GelTex effective October 1, 2001.*

(2) *In August 2001, Pharming Group and certain of its affiliates filed for court-supervised receivership. We thereafter committed to fund all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenic human alpha-glucosidase to the patients who were enrolled in the clinical trial of the product until they could be transitioned to a CHO-cell derived product. We also acquired the manufacturing facility in Geel, Belgium that was operated by Pharming Group's subsidiary Pharming N.V. as part of our effort to ensure the continued supply of the transgenic product to these patients. Also in August 2001, we terminated our strategic alliance agreement with Pharming Group and certain of its affiliates for the development of a CHO-cell derived product for Pompe disease due to Pharming Group's failure to make funding payments, and thereby assumed full operational and financial responsibility for the development of the CHO-cell derived product and Genzyme/Pharming Alliance LLC, which became our wholly-owned subsidiary. In August 2002, we finalized settlement arrangements with Pharming Group and certain of its affiliates related to the Pompe programs. As part of the settlement arrangements, Pharming Group and certain of its affiliates assigned or exclusively licensed to us their intellectual property related to Pompe disease and transferred their interest in Pharming/Genzyme LLC to us. Pharming/Genzyme LLC is now our wholly-owned subsidiary. Pharming Group and certain of its affiliates came out of receivership later in 2002, but are no longer involved in the Pompe program.*

(3) *The joint venture is no longer actively developing these products.*

The following table presents our equity in net loss of unconsolidated affiliates by entity and the total losses of our unconsolidated affiliates for the periods presented:

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	Our Portion of the Net Losses from Our Unconsolidated Affiliates		Total Losses of Our Unconsolidated Affiliates	
	2002	2001	**2002**	2001
BioMarin/Genzyme LLC	**$(14.5)**	$(18.5)	**$(29.6)**	$(36.9)
Diacrin/Genzyme LLC	**(0.5)**	(2.3)	**(0.7)**	(3.1)
GTC	**(1.9)**	(4.3)	**(24.3)**	(16.6)
Pharming/Genzyme LLC	**-**	(2.9)	**-**	(5.8)
Genzyme/Pharming Alliance LLC	**-**	(6.5)	**-**	(13.0)
Focal, Inc.	**-**	(1.3)	**-**	(6.0)
Other	**-**	0.1	**-**	0.3
Totals	**$(16.9)**	$(35.7)	**$(54.6)**	$(81.1)

We record in equity in net loss of unconsolidated affiliates our portion of the results of our joint ventures with BioMarin Pharmaceutical Inc., Pharming Group and Diacrin, Inc. and, through May 31, 2002, our portion of the losses of GTC.

Our equity in net loss of unconsolidated affiliates decreased 53% to $16.9 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily as the result of the August 2001 termination of our strategic alliance with Pharming for the development of a CHO-cell derived product for the treatment of Pompe disease. As a result of the termination of the strategic alliance, we recorded 100% of the losses of Genzyme/ Pharming Alliance LLC from August 23, 2001 through December 31, 2001. In addition, in August 2001, we became responsible for funding all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenically-derived alpha-glucosidase until the patients currently enrolled in the clinical trial of the product can be transitioned to a CHO-cell product. Our share of losses for both of our joint ventures with Pharming was $9.4 million for the year ended December 31, 2001, for which

there are no comparable amounts in the year ended December 31, 2002.

The decrease in equity in net loss of unconsolidated affiliates for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was also attributable to:

- a $4.0 million decrease in net losses from our joint venture with BioMarin, our partner for the development of Aldurazyme enzyme, as a result of the completion of clinical trials during 2001 and early 2002 and the joint venture devoting substantial efforts to the manufacturing of inventory during 2002. This decrease was offset by $7.2 million of charges recorded by the joint venture during the quarter ended December 31, 2002 to write off certain production runs during the scale up of Aldurazyme enzyme manufacturing, of which our 50% portion of these costs $(3.6 million) are reflected in equity in net loss of unconsolidated affiliates;
- a $1.8 million decrease in net losses from our joint venture with Diacrin; and
- a $2.4 million decrease in net losses in our equity position in GTC.

On April 4, 2002, GTC purchased approximately 2.8 million shares of GTC common stock that were held by us and allocated to Genzyme General for an aggregate consideration of approximately $9.6 million. We received approximately $4.8 million in cash and a promissory note for the remaining amount of approximately $4.8 million, which we have recorded as a note receivable-related party in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2002. The shares of GTC common stock were valued at $3.385 per share in this transaction, using the simple average of the high and low transaction prices quoted on the Nasdaq National Market on April 1, 2002. We have committed to a 24-month lock-up provision on the remaining 4.9 million shares of GTC common stock held by us and allocated to Genzyme General, which is approximately 18% of the shares of GTC common stock outstanding as of December 31, 2002. We accounted for our investment in GTC under the equity method of accounting until May 31, 2002, at which point we ceased to have significant influence over GTC. We began accounting for our investment in GTC under the cost method of accounting in June 2002.

Because of the 24-month lock-up provision, the remaining 4.9 million shares of GTC common stock held by us do not qualify as marketable securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". As a result, we carry the investment on our consolidated balance sheet and the combined balance sheet of Genzyme General at cost, subject to review for impairment. See "Gain (Loss) on Investments in Equity Securities" below.

In January 2001, Focal exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated our investment in Focal to Genzyme Biosurgery. Genzyme Biosurgery recorded in equity in net loss of unconsolidated affiliate its portion of the results of Focal. On June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Genzyme Biosurgery's equity in net loss of unconsolidated affiliate decreased in 2002 when compared to 2001 because Genzyme Biosurgery began accounting for Focal as a wholly-owned subsidiary when the remaining outstanding shares were purchased.

Gain (Loss) on Investments in Equity Securities

We review the carrying value of each of our investments in equity securities on a quarterly basis for impairment. Because we have assessed the decline in the market price of each of our investments in equity securities to be other than temporary, we recorded impairment charges for the years ended December 31, 2002 and 2001.

In December 2002, we recorded and allocated to Genzyme General the following impairment charges because we considered the decline in value of these investments to be other than temporary:

- $9.2 million in connection with our investment in the common stock of GTC;
- $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group;
- $2.0 million in connection with our investment in the common stock of Dyax; and
- $0.8 million in connection with our investment in the common stock of Targeted Genetics.

Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. At December 31, 2002, our stockholders' equity includes unrealized losses of approximately $10.0 million, related to the other strategic investments in equity securities allocated to Genzyme General. We believe that these losses are temporary.

Partially offsetting these impairment charges, we recorded and allocated to Genzyme General net realized gains of $0.9 million on the sale of investments in equity securities for the year ended December 31, 2002.

In 2001, we recorded the following impairment charges related to investments in equity securities because we considered the decline in value of these investments to be other than temporary:

- in the quarter ended September 2001, we recorded and allocated to Genzyme General charges of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics.
- in the quarter ended September 2001, we recorded and allocated to Genzyme General a charge of $8.5 million, representing an at-cost write-off of our investment in Pharming common stock. In August 2001, Pharming Group filed for receivership in order to seek protection from its creditors; and
- in the quarter ended June 30, 2001, we recorded and allocated to Genzyme General a charge of $1.2 million to reflect the fair market value of our investment in Aronex at June 30, 2001. In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held.

Minority Interest in Net Loss of Subsidiary

As a result of our combined direct (until July 2001) and indirect interest in ATIII LLC, our joint venture with GTC, we had consolidated the results of the joint venture and recorded GTC's portion of the losses of that joint venture as minority interest. ATIII LLC was a joint venture we formed with GTC for the development and commercialization of recombinant human antithrombin III or ATIII. In July 2001, we transferred our 50% ownership interest in ATIII LLC to GTC and stopped recording minority interest.

Investment Income

Our investment income increased 1% to $51.0 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily due to higher average cash balances, partially offset by a decrease in interest rates. The higher cash balances resulted primarily from our May 2001 private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021. Net proceeds from the offering were approximately $562.1 million. We allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We expect our current level of investment return and investment income to decline in 2003 due primarily to lower interest rates.

Interest Expense

Interest expense decreased 27% to $27.2 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily due to:

- the decrease in the interest rates used to calculate the commitment fees on our unused portion of our revolving credit facility;
- the June 2001 redemption of our $250.0 million in principal 5¼% convertible subordinated notes that were originally due in 2005 for which there is no comparable interest expense in 2002; and
- the May 2001 repayment of the $150.0 million we had drawn under our revolving credit facility, for which there is no comparable interest expense in 2002.

This decrease was partially offset by the May 2001 private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021 for which there is a full year of interest expense in 2002. We expect that our 2003 interest expense associated with our outstanding 3% convertible subordinated debentures, revolving credit facility, and other debt and notes payable will be at amounts comparable to 2002.

2001 As Compared to 2000

Equity in Net Loss of Unconsolidated Affiliates

The following table presents our equity in net loss of unconsolidated affiliate by entity and the total losses of our unconsolidated affiliates for the periods presented:

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	Our Portion of the Net Losses from Our Unconsolidated Affiliates		Total Losses of Our Unconsolidated Affiliates	
	2001	2000	2001	2000
BioMarin/Genzyme LLC	$(18.5)	$(12.6)	$(36.9)	$(25.3)
Diacrin/Genzyme LLC	(2.3)	(6.2)	(3.1)	(8.2)
GTC	(4.3)	(2.1)	(16.6)	(13.1)
RenaGel LLC	–	(15.9)	–	(10.7)
Pharming/Genzyme LLC	(2.9)	(6.6)	(5.8)	(13.3)
Genzyme/Pharming Alliance LLC	(6.5)	(1.5)	(13.0)	(2.9)
Focal, Inc.	(1.3)	–	(6.0)	–
Other	0.1	(0.1)	0.3	(0.1)
Totals	$(35.7)	$(45.0)	$(81.1)	$(73.6)

We record in equity in net loss of unconsolidated affiliates our portion of the results of its joint ventures with BioMarin, Pharming Group and Diacrin, Focal and GTC.

Prior to our acquisition of GelTex in December 2000, we included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. Included in the year ended December 31, 2000 are losses from RenaGel LLC, in which we and GelTex each owned a 50% interest. We acquired GelTex, including its 50% interest in RenaGel LLC, in December 2000. We have consolidated the results of RenaGel LLC in Genzyme General's combined financial statements from the date of acquisition. RenaGel LLC was merged into GelTex effective October 1, 2001. Prior to our acquisition of GelTex's 50% interest in RenaGel LLC, we had included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. Genzyme General's equity in the net losses of RenaGel LLC was $15.9 million in the year ended December 31, 2000.

Excluding the losses of RenaGel LLC for the year ended December 31, 2000, Genzyme General's equity in net loss of unconsolidated affiliates for the year ended December 31, 2001 as compared to December 31, 2000 increased primarily as a result of:

- increased losses from our joint venture with BioMarin;
- increased losses from our joint venture with Pharming Group for the CHO-cell product for Pompe disease; and
- increased losses in our equity position in GTC.

The increased losses were offset in part by decreased losses from our joint venture with Diacrin. Also included in the year ended December 31, 2001 are losses from Genzyme/Pharming Alliance LLC, which was our joint venture with Pharming Group for the development of a CHO-cell derived product for the treatment of Pompe disease. We terminated our strategic alliance agreement with Pharming covering this joint venture in August 2001. As a result, we have recorded 100% of the losses of Genzyme/ Pharming Alliance LLC since August 23, 2001.

Gain on Affiliate Sale of Stock

In accordance with our policy pertaining to affiliate sales of stock we recorded the following due to the issuance by GTC, an unconsolidated affiliate, of additional shares of GTC common stock:

- a gain of $0.2 million in 2001; and
- gains of $22.7 million, and a net deferred tax expense of $3.9 million (net of a $3.4 million credit for the reversal of a valuation allowance on a deferred tax asset) in 2000.

Our ownership interest in GTC was approximately 26% as of December 31, 2001 and 2000.

Gain (Loss) on Investments in Equity Securities

We recorded and allocated to Genzyme General the following impairment charges on investments in equity securities for the year ended December 31, 2001 because we considered the decline in the value of these investments to be other than temporary:

- charges of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics. Given the significance and duration of the declines as of the end of the year, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.
- a charge of $8.5 million, representing an at cost write-off of our investment in Pharming Group common stock. In August 2001, Pharming Group announced that it would file for receivership in order to seek protection from its creditors.
- a charge of $1.2 million to reflect the fair market value of our investment in Aronex at June 30, 2001. In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held.

We recorded and allocated to Genzyme General the following gains on investments in equity securities for the year ended December 31, 2000:

- a gain of $5.5 million upon the sale of a portion of our investment in GTC common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, we recorded and allocated to Genzyme General gains of $10.9 million and $1.3 million, respectively, upon additional sales of portions of our investment in Genzyme Transgenics common stock.
- a gain of $7.6 million to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock.

Minority Interest in Net Loss of Subsidiary

In July 2001, we transferred our 50% ownership interest in ATIII LLC to GTC and stopped recording GTC's portion of the losses of that joint venture as minority interest. Minority interest increased for the

year ended December 31, 2001 due to a change in the funding agreement for the joint venture in March 2001, retroactive to January 1, 2001, which increased GTC's portion of the losses incurred by ATIII LLC to 50% until July 2001 and 100% thereafter as compared to 26% for the same period a year ago. In 2000, ATIII LLC had losses of $14.8 million, of which GTC portion was $4.6 million.

Loss on Sale of Product Line

In November 2001, we sold our Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with the Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale in 2001.

There were no product line sales transacted during the year ended December 31, 2000.

Other

In December 2000, we recorded a $2.1 million charge in connection with our uncertainty in collecting a note receivable that we issued in May 1999 to a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's NDA for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

In April 2000, we received net proceeds of approximately $5.2 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme.

Investment Income

The increase in investment income for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was primarily attributable to higher average cash and investment balances. The increase in cash balances was partially attributable to our completion of the private placement of $575.0 million in principal of 3% convertible subordinated debentures in May 2001. Net proceeds from the offering were approximately $562.1 million. We allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General.

Interest Expense

The increase in interest expense for the year ended December 31, 2001 as compared to the year ended December 31, 2000 is primarily the result of additional interest expense resulting from the $350.0 million of debt drawn on our revolving credit facility in December 2000 as part of the financing of the acquisitions of GelTex and Biomatrix, and the private placement of $575.0 million in principal of 3% convertible subordinated debentures issued in May 2001.

Tax Benefit (Provision)

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
(Provision for) benefit from income taxes	**$(19,015)**	$2,020	$(55,478)	(1,041%)	(1,036%)
Tax rate	**18%**	(2%)	743%		

Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the years ended December 31,		
	2002	2001	2000
Tax provision (benefit) at U.S. statutory rate	**35.0%**	(35.0%)	(35.0%)
Losses in less than 80% owned subsidiaries with no current tax benefit	**-**	–	(45.5)
State taxes, net	**3.2**	0.9	25.6
Foreign sales corporation and extra-territorial income	**(8.9)**	(8.7)	(105.8)
Nondeductible amortization	**-**	13.2	53.9
Charge for purchased research and development	**0.6**	27.5	939.0
Benefit of tax credits	**(15.7)**	(4.0)	(51.9)
Foreign rate differential	**3.8**	0.9	(13.5)
Utilization of operating loss carryforwards	**-**	(1.8)	–
Write-off of non-deductible goodwill	**-**	4.4	–
Other	**0.3**	0.9	(23.3)
Effective tax rate	**18.3%**	(1.7%)	743.5%

Our effective tax rate for 2002 varied from the U.S. statutory rate primarily due to benefits related to tax credits and the use of a foreign sales corporation. Our effective tax rate for 2001 and 2000 varied from the U.S. statutory rate due to nondeductible goodwill amortization expense. We stopped recording nondeductible goodwill amortization expense upon the adoption of SFAS No. 142 in fiscal year 2002. In addition, our overall tax rate has changed significantly due to fluctuations in our income (loss) before taxes, which was $104.2 million in 2002, $(118.3) million in 2001 and $(7.5) million in 2000.

We recognized a $4.3 million tax benefit during the fourth quarter of 2002 as a result of additional tax credits identified during the preparation of our 2001 tax return, which we allocated to Genzyme General.

Earnings Allocations

We allocate our earnings to each of our series of common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from the division in accordance with our management and accounting policies. The earnings allocated to each series of common stock are indicated in the table below:

(Amounts in thousands)	**2002**	2001	2000
Earnings allocated to:			
Genzyme General Stock	**$ 178,526**	$ 44,543	$121,455
Biosurgery Stock	**(167,886)**	(126,981)	(87,188)
Molecular Oncology Stock	**(23,714)**	(29,718)	(23,096)
Surgical Products Stock	**-**	–	(54,748)
Tissue Repair Stock	**-**	–	(19,833)

We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our then-existing divisions Genzyme Surgical Products and Genzyme Tissue Repair and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. The tax benefits associated with the losses of Genzyme Surgical Products for the period from June 28, 1999 to December 31, 1999, which amounted to $6.9 million, continued to be allocated to Genzyme General Stock. Our management and accounting policies provide that, if as of the end of any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, are as follows:

(Amounts in thousands)	**2002**	2001	2000
Tax benefits allocated from:			
Genzyme Biosurgery	**$18,508**	$24,593	$28,023
Genzyme Molecular Oncology	**9,287**	11,904	7,476
Total	**$27,795**	$36,497	$35,499

These tax benefits represent 16%, 82% and 29% of earnings allocated to Genzyme General Stock in 2002, 2001 and 2000, respectively. The amount of tax benefits allocated to Genzyme General will continue to fluctuate based on the results of Genzyme Biosurgery and Genzyme Molecular Oncology. If the losses of those divisions decline, as they are expected to, then the tax benefits allocated to Genzyme General will also decline.

Cumulative Effect of Change in Accounting for Goodwill and Derivative Financial Instruments

On January 1, 2002, we adopted SFAS No. 142 which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 requires a transitional impairment test to compare the fair value of a reporting unit with the carrying amount of the goodwill.

In November 2001, we sold our Snowden-Pencer line of surgical instruments. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations and the combined statements of operations for Genzyme Biosurgery for the year ended December 31, 2002.

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS

No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in Genzyme General's combined balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in income, unless the derivative is part of a qualified hedging relationship.

In accordance with the transition provisions of SFAS No. 133, we recorded and allocated to Genzyme General a cumulative-effect adjustment of $4.2 million, net of tax, in its combined statements of operations for the year ended December 31, 2001 to recognize the fair value of our warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts allocated to Genzyme General were not significant. For the year ended December 31, 2002, we recorded and allocated to Genzyme General a charge of $2.1 million in other income in its combined statement of operations to reflect the change in value of its warrants to purchase shares of GTC common stock from January 1, 2002 to December 31, 2002 as compared to a charge of $4.1 million in other expense for the year ended December 31, 2001. We also recorded and allocated to Genzyme General a charge of $1.0 million ($1.6 million pre-tax) in other comprehensive income (loss) in stockholders' equity in our consolidated balance sheets to reflect the change in value of its interest rate swaps held during the year ended December 31, 2002. At December 31, 2002, our interest rate swaps allocated to Genzyme General had a fair-market value of $(3.9) million as compared to $(2.7) million at December 31, 2001.

In the normal course of business, we manage risks associated with foreign exchange rates, interest rates and equity prices through a variety of strategies, including the use of hedging transactions, executed in accordance with our policies. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. Any change in the value of our derivative instruments would be substantially offset by an opposite change in the value of the underlying hedged items. We do not use derivative instruments for trading or speculative purposes.

Research and Development Programs

Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing;
- develop and scale-up manufacturing processes and validate facilities; and
- pursue regulatory approvals.

This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

Below is a brief description of our significant research and development programs that have been allocated to Genzyme General:

Program	Program Description or Indication	Development Status at December 31, 2002	Year of Expected Product Launch
Genzyme General:			
Fabrazyme (agalsidase beta)	Fabry disease	Available in 26 countries worldwide; Biologics License Application (BLA) submitted to the FDA in June 2000; post-marketing phase 4 trial ongoing	2003
Aldurazyme (laronidase)	MPS 1	BLA submitted to the FDA and an MAA submitted to the EMEA in 2002. We incur 50% of the research and development costs of our joint venture with BioMarin	2003
Myozyme enzyme	Pompe disease	Opened enrollment for a new trial in Q1 2003; anticipate beginning a pivotal trial in Q3 2003	2004
Tolevamer toxin binder [1]	*C. difficile* associated diarrhea	Phase 2 trials ongoing	2007
TGF-beta antagonists	Diffuse scleroderma	Phase 1-2 trial ongoing. We incur 55% of the research and development costs incurred under our collaboration with Cambridge Antibody Technology Group	2008

Program	Program Description or Indication	Development Status at December 31, 2002	Year of Expected Product Launch
Genzyme Biosurgery:			
HIF-1α	Angiogenic gene therapy to treat coronary artery disease and peripheral artery disease	Phase 1 clinical trials ongoing	2008 through 2010
Cardiac cell therapy product (for injection)	Tissue regeneration to treat congestive heart failure	Phase 1 clinical trial ongoing in Europe; IND expected to be filed in the U.S. in 2003	2009
Synvisc (Hylan G-F20) [(2)]	Next stage viscosupplementation products to treat osteoarthritis of the knee, hip and other joints	• Preclinical for hip indications in U.S. • Preclinical for knee indications • Preclinical for other joints • Product launched in Europe for hip indications in September 2002	2003 through 2008
Sepra technologies [(2)]	Next stage products to prevent surgical adhesions for various indications	Preclinical; safety and efficacy study ongoing in the U.S. for Hylaform biomaterials	2003 through 2007
Genzyme Molecular Oncology:			
Dendritic/tumor cell fusion vaccines	Multiple cancer indications	Phase 1-2 clinical trials ongoing	2007 through 2009
Melan-A/MART-1 and gp-100 antigen-specific cancer vaccines	Melanoma	Phase 1-2 clinical trials completed	2008 through 2010

The aggregate actual and estimated research and development expense for the Genzyme General, Genzyme Biosurgery and Genzyme Molecular Oncology programs described above is as follows (amounts in millions):

	Genzyme General	Genzyme Biosurgery	Genzyme Molecular Oncology	Total
Costs incurred for the year ended December 31, 2001	$ 78.3	$ 19.8	$ 12.6	$ 110.7
Costs incurred for the year ended December 31, 2002	$ 78.4	$ 27.8	$ 9.6	$ 115.8
Cumulative costs incurred as of December 31, 2002	$ 254.6	$ 98.1	$ 37.9	$ 390.6
Estimated costs to complete as of December 31, 2002	$200.0 to $250.0	$300.0 to $350.0	$125.0 to $175.0	$625.0 to $775.0

[(1)] *Program acquired in connection with the December 2000 acquisition of GelTex.*

[(2)] *Includes programs acquired in connection with the December 2000 acquisition of Biomatrix.*

Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially affected.

Liquidity and Capital Resources

At December 31, 2002, we had cash, cash-equivalents, and short- and long-term investments of approximately $1.2 billion, an increase of $73.7 million from December 31, 2001.

Our operating activities generated $219.7 million of cash for the year ended December 31, 2002, as compared to $221.4 million for the year ended December 31, 2001. Net cash provided by operating activities in 2002 was impacted by our net loss of $13.1 million and an $81.9 million increase in working capital primarily due to increases in inventory, offset by:

- $134.0 million of depreciation and amortization, of which $62.5 million resulted from the depreciation of property, plant and equipment and $71.5 million resulted from the amortization of intangible assets, including intangible assets acquired in connection

with our acquisitions of GelTex, Biomatrix, Wyntek and Focal;

- $22.9 million of charges for impaired assets, of which $14.0 million is related to the write-off of engineering costs related to the suspended development of a manufacturing facility in Framingham, Massachusetts and $9.0 million is related to the manufacturing capacity no longer required at our HA plant in England;
- $16.9 million from the equity in net losses of unconsolidated affiliates;
- $14.5 million from the loss on investments in equity securities; and
- $98.3 million for the cumulative effect of a change in accounting for goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of SFAS No. 142.

Our investing activities utilized $159.2 million of cash in 2002 as compared to $739.6 million in 2001, primarily due to:

- $225.4 million to fund purchases of property, plant and equipment, of which $123.0 million resulted from expansion of our manufacturing facilities in Ireland, the United Kingdom and Belgium, $25.9 million resulted from our manufacturing capacity expansion in the U.S. and $76.5 million representing an aggregate of other manufacturing, research and development and administrative capital manufacturing relocations, expansions and rehabilitations worldwide;
- $25.3 million to fund our joint ventures in 2002 as compared to $39.7 million in 2001; and
- $7.0 million of cash drawn on a senior secured promissory note by a collaborator.

Net cash used by investing activities in 2002 was offset by $92.6 million of cash provided by the net purchases, sales, and maturities of investments and investments in equity securities.

In July 2002, together with BioMarin, we submitted the final portion of the "rolling" BLA for Aldurazyme enzyme to the FDA. As part of the BLA submission, we formally requested and were granted priority review, which is an FDA procedure generally reserved for products that address an unmet medical need. We expect an action by the FDA regarding our application to market Aldurazyme enzyme by April 30, 2003. Pursuant to the terms of our joint venture agreement with BioMarin for the development and commercialization of Aldurazyme enzyme, we are obligated to pay BioMarin a $12.1 million milestone payment upon receipt of FDA approval of the Aldurazyme enzyme BLA.

In May 2002, we restructured our collaboration agreement with Dyax for the development of the kallikrein inhibitor DX-88 and increased the line of credit we extended to Dyax from $3.0 million to $7.0 million. In connection with the increase, Dyax issued a senior secured promissory note in the principal amount of $7.0 million to us under which it can request periodic advances of not less than $250,000 in principal, subject to certain conditions. Advances under this note bear interest at the prime rate plus 2%, which was 6.3% at December 31, 2002, and are due, together with any accrued but unpaid interest, in May 2005. As of December 31, 2002, Dyax had drawn $7.0 million under the note, which we recorded as a note receivable-related party in our consolidated balance sheet and the combined balance sheet of Genzyme General. Dyax is considered a related party because the chairman and chief executive officer of Dyax is a member of our board of directors. Pursuant to the terms of the note, we are not obligated to make advances in excess of $1.5 million during any calendar quarter.

Our financing activities provided $76.7 million of net cash in 2002 as compared to $529.7 million in 2001, primarily due to:

- $31.9 million of proceeds from the issuance of common stock under our stock plans and resulting from the exercise of stock purchase rights and warrants; and
- $50.0 million drawn under our revolving credit facility.

Financing activities used $2.4 million to repay bank overdrafts and $7.8 million to repay the current portions of long-term debt and long-term capital leases obligations, of which $5.1 million represents payment of the outstanding principal balance due under the notes payable we assumed in connection with our acquisition of GelTex in December 2000.

During 2002, we drew down $50.0 million under our $350.0 million revolving credit facility all of which matures in December 2003, and allocated the proceeds to Genzyme Biosurgery. At December 31, 2002, $284.0 million had been drawn down and remained outstanding under our revolving credit facility, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin, which was, in the aggregate, 2.5% at December 31, 2002. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance. We intend to refinance our revolving credit facility during 2003.

As of December 31, 2002, we had committed to make the following payments under contractual obligations:

(Amounts in millions) Contractual Obligations	Payments Due by Period Total	2003	2004	2005	2006	2007	After 2007
Long-term debt	**$ 869.0**	$294.0 [1]	$ –	$ –	$575.0 [2]	$ –	$ –
Capital lease obligations [3]	**171.1**	6.4	10.7	35.7	8.5	8.5	101.3
Operating leases [4]	**214.7**	32.7	27.7	20.6	13.6	10.5	109.6
Unconditional purchase obligations	**160.6**	39.7	17.6	17.9	22.5	28.2	34.7
Capital commitments [5]	**41.7**	41.7	–	–	–	–	–
Research and development agreements [6]	**100.3**	54.8	10.0	11.5	11.5	12.5	–
Total contractual obligations	**$1,557.4**	$469.3	$66.0	$85.7	$631.1	$59.7	$245.6

[1] *Includes $284.0 million of debt drawn under our revolving credit facility, which matures in December 2003, and $10.0 million in principal under a 6.9% convertible subordinate note in favor of UBS Warburg LLC that matures in May 2003 and is convertible into shares of Biosurgery Stock.*

[2] *Consists of $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which are convertible into shares of Genzyme General Stock. Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. The redemption price would be 100.75% of the principal amount if redeemed from May 20, 2004 through May 14, 2005, and 100% of the principal amount thereafter.*

[3] *In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in the second half of 2003 and the value of the building and related obligation will be recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General when we begin to occupy the space. We have included estimated payments for this lease in the capital lease schedule above. The lease term is for 15 years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.*

[4] *In July 2002, we entered into an agreement to lease 61,101 square feet of additional office space in Cambridge, Massachusetts. We allocate the future minimum payments due under this lease 50% to Genzyme General and 50% to Genzyme Biosurgery based upon our current assessment of the long-term occupancy ratio for this location. The term of the lease is seven years with rent payable monthly in advance commencing October 1, 2002. Remaining fixed rent payments during the term of the lease totaling approximately $14.5 million are included in the operating lease schedule above. Pursuant to the terms of the lease, we are obligated to pay, in addition to yearly fixed rent, our pro rata share of the landlord's operating costs and the real estate taxes for the property in excess of the landlord's operating costs and real estate taxes for 2002. In addition, the landlord will charge us for direct use of electricity at cost. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms with rent equal to the greater of the current base rent or 95% of fair market value. The lease also provides three options to lease a total of 45,577 square feet of additional space at the property and first offer options on additional space that becomes available in the building.*

In May 2002, we entered into an agreement to lease an 85,808 square foot building and related parking area in Westborough, Massachusetts for our genetic testing business. We allocate 100% of the future minimum payments due under this lease to Genzyme General. The term of the lease is ten years with rent payable in advance commencing August 1, 2002. Remaining fixed rent payments during the term of the lease totaling approximately $10.4 million are included in the operating lease schedule above. Pursuant to the terms of the net lease agreement, we are obligated to pay, in addition to yearly fixed rent, the taxes, betterment assessments, insurance costs, utility charges, base operating costs and certain other expenses related to the property under lease. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms and a one-time option, exercisable during the first five years of the lease, to purchase the land and building under lease.

[5] *Consists of contractual commitments to vendors that we have entered into as of December 31, 2002 for construction of our outstanding capital projects. Our estimated cost of completion for assets under construction as of December 31, 2002 is $271.5 million, as follows (amounts in millions):*

Location	Cost to Complete at December 31, 2002
Geel, Belgium	$107.8
Waterford, Ireland	86.3
Cambridge, Massachusetts, U.S.	38.0
Allston, Massachusetts, U.S.	14.8
Others – U.S.	17.0
Others – U.K & Switzerland	7.6
Total estimated cost to complete	$271.5

[6] *From time to time, we enter into agreements with third parties to obtain access to scientific expertise or technology that we do not already have. These agreements frequently require that we pay our licensor or collaborator a technology access fee, milestone payments upon the occurrence of certain events, and/or royalties on sales of products that infringe the licensed technology or arise out of the collaborative research. In addition, these agreements may call for us to fund research activities not being performed by us. The amounts indicated on the research and development agreements line of the contractual obligations table above represent committed funding obligations to our key collaborators under our significant development programs. Should we terminate any of our license or collaboration agreements, the funding commitments contained within them would expire. In addition, the actual amounts that we pay our licensors and collaborators will depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the Patent & Trademark Office, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, and other factors described under the heading "Factors Affecting Future Operating Results" below.*

We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive operating cash flow, we intend to use substantial portions of our available cash for:

- product development and marketing;
- expanding existing and constructing new facilities;
- expanding staff;
- working capital including satisfaction of our obligations under capital and operating leases; and
- strategic business initiatives.

Our cash reserves will be further reduced to pay interest on the $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which may be converted into shares of Genzyme General Stock and to pay the $10.0 million outstanding principal balance and accrued interest for our 6.9% convertible subordinated note due May 2003, which may be converted into shares of Biosurgery Stock. If we use cash to pay or redeem any of this debt, including principal and interest due on it, our cash reserves will be diminished.

To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

Related Party Relationships

Company	Affiliation with Genzyme	Officer & Director Relationships	Officer & Director Ownership in and Compensation from Related Entity		
			Stock Shares	Stock Options	2002 Compensation
ABIOMED, Inc.	Cost method investment	Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a director of ABIOMED	–	65,000	$ 19,996
BioMarin Pharmaceutical, Inc.	• Cost method investment • Joint venture partner with Biomarin/Genzyme LLC	None	–	–	–
Cambridge Antibody Technology Group plc	• Cost method investment • Collaboration partner	None	–	–	–
Dyax Corporation	• Cost method investment • Collaboration partner	• Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a former strategic advisory committee member	–	2,649	–
		• Henry Blair, Genzyme director and co-founder, is the Chairman, President and Chief Executive Officer of Dyax	671,121	322,300	$559,782
		• Constantine Anagnostopoulos, Genzyme director, is also a director of Dyax	13,565	41,060	$ 19,875
		• Charles Cooney, Genzyme director, is a former strategic advisory committee member	–	18,255	–
		• Peter Wirth, Genzyme officer, is a former strategic advisory committee member	7,335	2,445	–
GTC	Cost method investment	• Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a former director of GTC	9,500	50,500	–
		• Henry Blair, Genzyme director and co-founder, is a former director of GTC	1,000	35,500	$ 10,500
		• Charles Cooney, Genzyme director, is a member of the strategic advisory board for GTC	–	1,000	$ 15,000
		• James Geraghty, Genzyme officer, is a director of GTC	50,791	157,103	$ 23,300

Company	Affiliation with Genzyme	Officer & Director Relationships	Officer & Director Ownership in and Compensation from Related Entity		
			Stock Shares	Stock Options	2002 Compensation
		• Richard Douglas, Genzyme officer, owns 180 shares of GTC common stock	180	–	–
Healthcare Ventures, L.P.	Cost method investment	None	–	–	–
Oxford Bioscience Partners IV, L.P.	Cost method investment	Peter Wirth, Genzyme officer, is a limited partner in the MRNA Fund II, L.P.	–	–	–
MPM BioVentures III, Q.P., L.P.	Cost method investment	None	–	–	–
Myosix SA	• Consolidated investment • Collaboration partner	James Geraghty, Genzyme officer, is a director of Myosix	–	–	–
Peptimmune	Wholly-owned, consolidated subsidiary of Genzyme [(1)]	• Robert J. Carpenter, Genzyme director, is the Chairman, President and Chief Executive Officer of Peptimmune, Inc.	–	200,000	$46,333
		• G. Jan van Heek, Genzyme officer, is a consultant to Peptimmune, Inc.	–	30,000	–
Pharming Group N.V.	Cost method investment	None	–	–	–
ProQuest Investments II, L.P.	Cost method investment	None	–	–	–
Targeted Genetics Corporation	Cost method investment	None	–	–	–
ViaCell, Inc.	Cost method investment	G. Jan van Heek; Genzyme officer, is a director of ViaCell	–	5,000	Elected to receive shares of ViaCell stock in lieu of cash compensation (number of shares to be determined in September 2003)
Wyeth Laboratories, Inc.	Distributor	Zoltan Csimma, Genzyme officer, is a former employee of Wyeth	1,444	106,350	–

[(1)] *On March 4, 2003, our investment in Peptimmune decreased to approximately 10% resulting from the sale by Peptimmune of additional shares of its preferred stock.*

New Accounting Pronouncements

Accounting for Asset Retirement Obligations. In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 will be effective for our fiscal year ending December 31, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on our consolidated or combined financial statements.

Costs Associated with Exit or Disposal Activities. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. We will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002 as required by the standard.

Guarantees. In November 2002, the FASB issued FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34." FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations

under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued or modified, beginning with periods ending after December 15, 2002. We have applied the disclosure provisions of FIN 45 as of December 31, 2002, as required (see Note O., "Commitments and Contingencies," to our consolidated financial statements). The adoption of FIN 45 did not have a material effect on our consolidated financial statements for the year ended December 31, 2002.

- *Consolidation of Variable Interest Entities.* In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". FIN 46 clarifies the application of Accounting Research Bulletin, or ARB, No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing variable interest entities in the interim period beginning after June 15, 2003.
- *Stock-Based Compensation.* On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for those companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. We have not adopted the fair value method of accounting for stock-based compensation and will continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

Market Risk

We are exposed to potential loss from exposure to market risks represented principally by changes in interest rates, foreign exchange rates, and equity prices. At December 31, 2002, we held various derivative contracts in the form of foreign exchange forwards and interest rate swaps. The derivatives contain no leverage or option features. We also held a number of other financial instruments, including investments in marketable securities, and had balances outstanding under several debt securities.

Interest Rate Risk

We are exposed to potential loss due to changes in interest rates. The principal interest rate exposure is to changes in domestic interest rates. Investments with interest rate risk include short-term deposits with financial institutions, and short-term and long-term investments in debt instruments. Debt with interest rate risk includes fixed rate convertible debt and borrowings under credit facilities. To estimate the potential loss due to changes in interest rates, we performed a sensitivity analysis for a one-day horizon. In order to estimate the potential loss, we used an adverse change in interest rates of 100 basis points across the yield curve at year-end. We used the following assumptions in preparing the sensitivity analysis:

- convertibles that are "in-the-money" at year end are considered equity securities and are excluded;
- convertibles that are "out-of-the-money" at year end are treated as fixed rate debt securities and we assumed we will repay the principal amount in full at maturity and we have measured the time value with the embedded equity options; and
- financial instruments contain no other call or leverage features material to our analysis.

On this basis, we estimate the potential loss in fair value from changes in interest rates to be $4.6 million, virtually all of which is attributable to Genzyme General. The variance in interest rate risk is attributable to a similar debt portfolio with a slight change in portfolio structure. The estimate of potential loss does not include a separate determination of potential losses due to changes in credit spreads. Our investments are investment grade securities and deposits are with investment grade financial institutions. We believe that the realization of losses due to changes in credit spreads is unlikely. The potential loss estimated above on all market risk sensitive instruments reflects a fair value loss on debt offset by a fair value loss on assets. We expect to hold our debt to maturity or conversion, whichever is sooner. Therefore, the realization of the potential loss on debt obligations is unlikely.

Foreign Exchange Risk

As a result of our worldwide operations, we may face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro and its component currencies, British pounds and Japanese yen. These exposures are reflected in market risk sensitive instruments, including foreign currency receivables and payables and foreign exchange forward contracts.

During 2002, our risk management strategy for foreign exchange exposure periodically included the use of forward contracts. As of December 31, 2002, we estimate the potential loss in fair value of the forward contracts due to a 10% change in exchange rates to be $3.2 million, virtually all of which is attributable to Genzyme General.

Equity Price Risk

We hold investments in a limited number of domestic and European equity securities, substantially all of which are allocated to Genzyme General. We estimate the potential loss in fair value due to a 10% decrease in equity prices of marketable securities held at year-end to be $2.0 million. This estimate assumes no change in foreign exchange rates from year-end spot rates and excludes any potential risk associated with securities that do not have readily determinable market value.

Factors Affecting Future Operating Results

The future operating results of Genzyme Corporation and its subsidiaries could differ materially from the results described above due to the following risks and uncertainties, which relate to us generally and affect all of our operating divisions.

A reduction in revenue from sales of products that treat Gaucher disease would have an adverse effect on our business.

We generate a significant portion of our product revenue from sales of enzyme-replacement products for patients with Gaucher disease. We entered this market in 1991 with Ceredase® enzyme. Because production of Ceredase enzyme was subject to supply constraints, we developed Cerezyme enzyme, a recombinant form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme enzyme, scientists engineer Chinese hamster ovary cells to produce human beta glucocerebrosidase. We stopped producing Ceredase enzyme, except for small quantities, during 1998, after substantially all the patients who previously used Ceredase enzyme converted to Cerezyme enzyme. Sales of Ceredase enzyme and Cerezyme enzyme totaled $619.2 million for the year ended December 31, 2002, representing approximately 47% of our consolidated revenues for that year.

Because our business is highly dependent on Cerezyme enzyme, a decline in the growth rate of Cerezyme enzyme sales could have an adverse effect on our operations and may cause the value of our securities to decline substantially. We will lose revenues from Cerezyme enzyme if competitors develop alternative treatments for Gaucher disease and these alternative products gain commercial acceptance.

Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. OGS, for example, is developing Zavesca, a small molecule drug candidate for the treatment of Gaucher disease. Zavesca has been granted orphan drug status in the United States for treatment of Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Gaucher disease. In July 2002, the FDA issued a "non-approvable" letter to OGS in response to its NDA for Zavesca; in November 2002, however, the agency agreed to examine additional data in support of that NDA. Also in November 2002, the European Commission approved OGS's MAA for Zavesca as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. OGS is required to submit follow-up safety data on the product as a condition of such approval. In January 2003, a licensee of OGS submitted an application for approval of Zavesca with the Israeli Ministry of Health.

Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

In addition, the patient population with Gaucher disease is limited. Because a significant percentage of that population already uses Cerezyme enzyme, opportunities for future sales growth are limited. Further, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme enzyme with other therapeutic products or reduce the amount of Cerezyme enzyme prescribed, could result in a decline in Cerezyme enzyme sales.

Our future earnings growth will depend on our ability to increase sales of Renagel phosphate binder.

We currently market Renagel phosphate binder, a non-absorbed phosphate binder, which has been approved for use by patients with end-stage renal disease undergoing a form of treatment known as hemodialysis. We are currently conducting additional clinical trials in order to determine the efficacy and safety of Renagel phosphate binder when administered to pre-dialysis patients. Our ability to increase sales of Renagel phosphate binder will depend on a number of factors, including:

- acceptance by the medical community of Renagel phosphate binder over calcium-based phosphorous

binders as the preferred treatment for elevated serum phosphorous levels in dialysis patients;

- our ability to effectively manage wholesaler inventories and maintain inventory management programs;
- the level of compliance with inventory management arrangements with wholesalers;
- our ability to optimize dosing and improve patient compliance with respect to Renagel phosphate binder;
- our ability to expand manufacturing capacity;
- our ability to manufacture Renagel phosphate binder in sufficient quantities to meet demand;
- the results of additional clinical trials for additional indications and expanded labeling;
- the availability of competing treatments serving the dialysis market;
- our ability to manufacture Renagel phosphate binder at a reasonable price;
- the effectiveness of our sales force;
- the content and timing of our submissions to and decisions by regulatory authorities;
- the availability of reimbursement from third-party payors, and the extent of coverage; and
- the accuracy of available information about dialysis patient populations and the accuracy of our expectations about growth in this population.

Government regulation imposes significant costs and restrictions on the development and commercialization of our products and services.

Our success will depend on our ability to satisfy regulatory requirements. We may not receive required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the FDA and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a company like Genzyme can first sell a product or may limit how a consumer may use a product or service or may adversely impact third-party reimbursement. A company's failure to comply with applicable regulatory approval requirements may lead regulatory authorities to take action against the company, including:

- issuing warning letters;
- issuing fines and other civil penalties;
- suspending regulatory approvals;
- refusing approval of pending applications or supplements to approved applications;
- suspending product sales in the United States and/or exports from the United States;
- recalling products; and
- seizing products.

Furthermore, therapies that have received regulatory approval for commercial sale may continue to face regulatory difficulties. The FDA and comparable foreign regulatory agencies, for example, may require post-marketing clinical trials or patient outcome studies. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy, the therapy's manufacturer or the facility used to produce the therapy could prompt a regulatory authority to impose restrictions on the therapy, manufacturer or facility, including withdrawal of the therapy from the market.

Legislative changes may adversely impact our business.

The FDA has designated some of our products as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of the drug. If the Orphan Drug Act is amended in this manner, any drugs for which we have been granted exclusive marketing rights under the Orphan Drug Act will face increased competition, which may decrease the amount of revenue we receive from these products. In addition, the U.S. government has shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely affect:

- the pricing of therapeutic products and medical devices in the United States or internationally; and
- the amount of reimbursement available from governmental agencies or other third-party payors.

If the U.S. government significantly reduces the amount we may charge for our products, or the amount of reimbursement available for purchases of our products declines, our future revenues may decline and we may need to revise our research and development programs.

The development of our products involves a lengthy and complex process, and we may be unable to commercialize any of the products we are currently developing.

Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;

- undertake preclinical and clinical testing;
- develop and scale-up manufacturing processes; and
- pursue regulatory approvals.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

- failure of the product in preclinical studies;
- clinical trial data that is insufficient to support the safety or effectiveness of the product;
- our inability to manufacture sufficient quantities of product for development or commercialization activities in a timely and cost-efficient manner; or
- our failure to obtain the required regulatory approvals.

For these reasons, and others, we may not successfully commercialize any of the products we are currently developing.

Any marketable products that we develop may not be commercially successful.

Even if we obtain regulatory approval for any of our development-stage products, those products may not be accepted by the market or approved for reimbursement by third-party payors. A number of factors may affect the rate and level of market acceptance of these products, including:

- regulation by the FDA and other government authorities;
- market acceptance by doctors and hospital administrators;
- the effectiveness of our sales force and our distributors;
- the effectiveness of our production and marketing capabilities;
- the success of competitive products; and
- the availability and extent of reimbursement from third-party payors.

If our products fail to achieve market acceptance, our profitability and financial condition will suffer.

We will require significant additional financing, which may not be available or available on terms favorable to us.

As of December 31, 2002, we had approximately $1.2 billion in cash, cash equivalents and short and long-term investments, excluding investments in equity securities. We intend to use substantial portions of our available cash for:

- product development and marketing;
- expanding existing and constructing new facilities;
- expanding staff;
- working capital, including satisfaction of our obligations under capital and operating leases; and
- strategic business initiatives.

We may further reduce available cash reserves to pay principal and interest on the following debt:

- $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, the entire amount of which is allocated to Genzyme General. These debentures may be converted into shares of Genzyme General Stock. Holders of debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of purchase;
- $284.0 million in principal under our revolving credit facility with a syndicate of commercial banks, all of which is allocated to Genzyme Biosurgery and which is due in December 2003; and
- $10.0 million in principal under our 6.9% convertible subordinated note in favor of UBS Warburg LLC, the entire amount of which is allocated to Genzyme Biosurgery. This note matures in May 2003 and is convertible into shares of Biosurgery Stock.

If we use cash to pay or redeem all or a portion of this debt, including the principal and interest due on it, our cash reserves will be diminished.

To satisfy these and other commitments, we may have to obtain additional financing. We may be unable to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

We may fail to adequately protect our proprietary technology, which would allow competitors or others to take advantage of our research and development efforts.

Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain adequate intellectual property protections, we may not be able to prevent third parties from using our proprietary technologies. Our currently pending or future patent applications may not result in issued patents. In the United States, patent applications are confidential until patents issue, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over any patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could revoke our patents or limit the scope of coverage for those patents.

The U.S. Patent and Trademark Office, commonly referred to as the USPTO, and the courts have not consistently treated the breadth of claims allowed

in biotechnology patents. If the USPTO or the courts begin to allow broader claims, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if the USPTO or the courts begin to allow narrower claims, the value of our proprietary rights may be limited. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We protect this information with reasonable security measures, including the use of confidentiality agreements with our employees, consultants and corporate collaborators. It is possible that these individuals will breach these agreements and that any remedies for a breach will be insufficient to allow us to recover our costs. Furthermore, our trade secrets, know-how and other technology may otherwise become known or be independently discovered by our competitors.

We may be required to license technology from competitors or others in order to develop and commercialize some of our products and services, and it is uncertain whether these licenses will be available.
Third-party patents may cover some of the products or services that we or our strategic partners are developing or testing. For example, the USPTO has issued several patents generally relating to human recombinant alpha-L-iduronidase, the enzyme on which Aldurazyme enzyme is based. These patents are owned or controlled by one of our competitors. We believe that these patents do not validly cover the manufacture, use or sale of Aldurazyme enzyme. In addition, we are aware of a recently-issued United States patent owned by Columbia University relating to the manufacture of recombinant proteins in CHO cells. While we are currently licensed under that patent, we are evaluating its validity to determine whether we will be required to maintain that license and pay the associated royalty in order to manufacture certain of our enzyme replacement therapies.

A United States patent is entitled to a presumption of validity, and we cannot guarantee that, if we were to elect to challenge the validity of such a patent, we would be successful in doing so. In addition, even if we are successful in challenging the validity of a patent, the challenge itself may be expensive and require significant management attention.

To the extent valid third party patent rights cover our products or services, we or our strategic collaborators would be required to obtain licenses from the holders of these patents in order to use, manufacture or sell these products and services, and payments under these licenses may reduce our revenue from these products. Furthermore, we may not be able to obtain these licenses on acceptable terms or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside of a patent, we may be unable to effectively market some of our products and services, which could limit our profitability.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.
A third party may sue us or one of our strategic collaborators for infringing the third-party's patent rights. Likewise, we or one of our strategic collaborators may need to resort to litigation to enforce patent rights or to determine the scope and validity of third-party proprietary rights. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

- pay monetary damages;
- stop commercial activities relating to the affected products or services;
- obtain a license in order to continue manufacturing or marketing the affected products or services; or
- compete in the market with a substantially similar product.

Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue some of our operations. In addition, a court may require that we pay expenses or damages and litigation could disrupt our commercial activities.

We may be liable for product liability claims not covered by insurance.
Individuals who use our products or services, including those we acquire in business combinations, may bring product liability claims against us or our subsidiaries. While we have taken, and continue to take, what we believe are appropriate precautions, we may be unable to avoid significant liability exposure. We have only limited amounts of product liability insurance, which may not provide sufficient coverage against any product liability claims. We may be unable to obtain additional insurance in the future, or we may be unable to do so on acceptable terms. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

- diversion of management's time and attention;
- expenditure of large amounts of cash on legal fees, expenses and payment of damages;
- decreased demand for our products and services; and
- injury to our reputation.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capabilities or marketing position.

The human healthcare products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than we have. Our future success will depend on our ability to effectively develop and market our products against those of our competitors. For instance, we are seeking orphan drug designation for some of our products that are still in development or are currently being reviewed by the FDA for marketing approval, including Fabrazyme enzyme for the treatment of Fabry disease. We are aware of other companies developing products for the treatment of Fabry disease. Transkaryotic Therapies, Inc. also has an application for marketing approval for its product pending before the FDA, which was originally filed shortly before we submitted our application for Fabrazyme enzyme. If Transkaryotic Therapies or any other company receives FDA approval for a Fabry disease therapy with orphan drug designation before we receive FDA approval for Fabrazyme enzyme, the Orphan Drug Act may preclude us from selling Fabrazyme enzyme in the United States for up to seven years. Both Genzyme and Transkaryotic Therapies received EMEA approval for their respective Fabry disease therapies, and were granted the European equivalent of orphan drug designation in the European Union for up to ten years. If our products receive marketing approval, but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

If we are unable to keep up with rapid technological changes, our products or services may become obsolete.

The field of biotechnology is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products or services obsolete. For example, some of our competitors may develop a product to treat Gaucher disease that is more effective or less expensive than Cerezyme enzyme. If we cannot compete effectively in the marketplace, our profitability and financial position will suffer.

If we fail to obtain adequate levels of reimbursement for our products from third-party payors, the commercial potential of our products will be significantly limited.

A substantial portion of our revenue comes from payments by third-party payors, including government health administration authorities and private health insurers. As a result of the trend toward managed healthcare in the United States, as well as legislative proposals to reduce payments under government insurance programs, third-party payors are increasingly attempting to contain healthcare costs by:

- challenging the prices charged for healthcare products and services;
- limiting both coverage and the amount of reimbursement for new therapeutic products;
- shifting payments for products and services through co-pays, coinsurance and other risk sharing arrangements;
- denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third-party payors; and
- refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

Government and other third-party payors may not provide adequate insurance coverage or reimbursement for our products and services, which could impair our financial results. In addition, third-party payors may not reimburse patients for newly approved healthcare products, which could decrease demand for our products. Furthermore, Congress occasionally has discussed implementing broad-based measures to contain healthcare costs. It is possible that Congress will enact legislation specifically designed to contain healthcare costs. If third-party reimbursement is inadequate to allow us to recover our costs or if Congress passes legislation to contain healthcare costs, our profitability and financial condition will suffer.

Changes in the economic, political, legal and business environments in the foreign countries in which we do business could cause our international sales and operations, which account for a significant percentage of our consolidated net sales, to be limited or disrupted.

Our international operations accounted for approximately 40% of our consolidated revenues for the year ended December 31, 2002. We expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in the United Kingdom, the European Union, Latin America and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

- economic problems that disrupt foreign healthcare payment systems;
- fluctuations in currency exchange rates;
- the imposition of governmental controls;
- less favorable intellectual property or other applicable laws;

- the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;
- import and export license requirements;
- political instability;
- terrorist activities;
- trade restrictions;
- changes in tariffs;
- difficulties in staffing and managing international operations; and
- longer payment cycles.

A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations on our future operating results.

Several anti-takeover provisions may deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control.

Provisions of Massachusetts law and our charter, by-laws and shareholder rights plan could delay or prevent a change in control of Genzyme or a change in our management. Our tracking stock structure may also deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would have to obtain control of the entire corporation. In addition, our board of directors may, in its sole discretion:

- exchange shares of Molecular Oncology Stock or Biosurgery Stock for Genzyme General Stock at a 30% premium over the market value of the exchanged shares; and
- issue shares of undesignated preferred stock from time to time in one or more series.

Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

Subsequent Events

Fabrazyme Enzyme

Following the submission of additional information that was requested by the FDA, the Endocrinologic and Metabolic Drugs Advisory Committee of the FDA met in January 2003 to review our BLA for Fabrazyme enzyme. While this advisory panel was not asked by the FDA to vote on whether to approve the product, the panel affirmed, by a vote of 14-1, that the primary endpoint studied in our Phase 3 trial for Fabrazyme enzyme was an appropriate surrogate marker for purposes of accelerated approval. The FDA will review the advisory panel's input and make a determination about the next steps for marketing approval of Fabrazyme enzyme in the U.S. We expect formal FDA action by the end of April 2003.

Aldurazyme Enzyme

The Endocrinologic and Metabolic Drugs Advisory Committee of the FDA met in January 2003 to review our BLA for Aldurazyme enzyme. While the FDA did not ask the advisory panel to vote on whether or not to recommend Aldurazyme enzyme's approval, the panel voted unanimously that the Phase 3 trial of Aldurazyme we conducted with BioMarin showed a meaningful treatment effect in each of two primary endpoints. Later in that month, the FDA issued a complete response letter to BioMarin and Genzyme which noted that the data submitted in the BLA supported the safety and efficacy of enzyme and that additional clinical data was not required to be submitted. The letter did request, however, additional information on post-marketing commitments, final product labeling, and completion of the manufacturing inspection process. This information has been submitted to the FDA. The FDA has set April 30, 2003 as the formal action date by which it will respond to the BLA for Aldurazyme enzyme. In addition, the CPMP of the European Union issued a positive opinion on the MAA for Aldurazyme enzyme in February 2003. This non-binding opinion has been forwarded to the EMEA for consideration, and a final determination is expected later in 2003 regarding the marketing and sale of Aldurazyme enzyme in the European Union for treating the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease.

Genzyme Corporation

Consolidated Statements of Operations

(Amounts in thousands)	For the years ended December 31, **2002**	2001	2000
Revenues:			
Net product sales	**$1,199,617**	$1,110,254	$811,897
Net service sales	**114,493**	98,370	84,482
Revenues from research and development contracts:			
Related parties	**2,747**	3,279	509
Other	**12,615**	11,727	6,432
Total revenues	**1,329,472**	1,223,630	903,320
Operating costs and expenses:			
Cost of products sold	**309,634**	307,425	232,383
Cost of services sold	**66,575**	56,173	50,177
Selling, general and administrative	**438,035**	424,640	264,551
Research and development (including research and development related to contracts)	**308,487**	264,004	169,478
Amortization of intangibles	**70,278**	121,124	22,974
Purchase of in-process research and development	**1,879**	95,568	200,191
Charge for impaired assets	**22,944**	–	4,321
Total operating costs and expenses	**1,217,832**	1,268,934	944,075
Operating income (loss)	**111,640**	(45,304)	(40,755)
Other income (expenses):			
Equity in net loss of unconsolidated affiliates	**(16,858)**	(35,681)	(44,965)
Gain on affiliate sale of stock	**-**	212	22,689
Gain (loss) on investments in equity securities	**(14,497)**	(25,996)	15,873
Minority interest in net loss of subsidiary	**-**	2,259	4,625
Loss on sale of product line	**-**	(24,999)	–
Other	**40**	(2,205)	5,188
Investment income	**51,038**	50,504	45,593
Interest expense	**(27,152)**	(37,133)	(15,710)
Total other income (expenses)	**(7,429)**	(73,039)	33,293
Income (loss) before income taxes	**104,211**	(118,343)	(7,462)
(Provision for) benefit from income taxes	**(19,015)**	2,020	(55,478)
Net income (loss) before cumulative effect of change in accounting for goodwill and derivative financial instruments	**$ 85,196**	$ (116,323)	$ (62,940)
Cumulative effect of change in accounting for goodwill	**(98,270)**	–	–
Cumulative effect of change in accounting for derivative financial instruments, net of tax	**-**	4,167	–
Net loss	**$ (13,074)**	$ (112,156)	$ (62,940)
Comprehensive income (loss), net of tax:			
Net loss	**$ (13,074)**	$ (112,156)	$ (62,940)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**80,191**	(6,003)	(14,569)
Additional minimum pension liability, net of tax	**(2,529)**	–	–
Unrealized losses on interest rate swap contracts, net of tax	**(1,035)**	(943)	–
Unrealized gains (losses) on securities:			
Unrealized gains (losses) arising during the period, net	**(29,703)**	(10,577)	9,876
Reclassification adjustment for (gains) losses included in net income (loss)	**9,565**	16,429	3,788
Unrealized gains (losses) on securities, net	**(20,138)**	5,852	13,664
Other comprehensive income (loss)	**56,489**	(1,094)	(905)
Comprehensive income (loss)	**$ 43,415**	$ (113,250)	$ (63,845)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations (continued)

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2002	2001	2000
Net income (loss) per share:			
Allocated to Genzyme General Stock:			
Genzyme General net income before cumulative effect of change in accounting for derivative financial instruments	**$ 150,731**	$ 3,879	$ 85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax	**-**	4,167	–
Genzyme General net income	**150,731**	8,046	85,956
Tax benefit allocated from Genzyme Biosurgery	**18,508**	24,593	28,023
Tax benefit allocated from Genzyme Molecular Oncology	**9,287**	11,904	7,476
Net income allocated to Genzyme General Stock	**$ 178,526**	$ 44,543	$121,455
Net income per share of Genzyme General Stock:			
Basic:			
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.83**	$ 0.20	$ 0.71
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	**-**	0.02	–
Net income per share allocated to Genzyme General Stock	**$ 0.83**	$ 0.22	$ 0.71
Diluted:			
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.81**	$ 0.19	$ 0.68
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	**-**	0.02	–
Net income per share allocated to Genzyme General Stock	**$ 0.81**	$ 0.21	$ 0.68
Weighted average shares outstanding:			
Basic	**214,038**	202,221	172,263
Diluted	**219,388**	211,176	179,366
Allocated to Biosurgery Stock:			
Genzyme Biosurgery net loss before cumulative effect of change in accounting for goodwill	**$ (79,322)**	$(145,170)	$ (87,636)
Cumulative effect of change in accounting for goodwill	**(98,270)**	–	–
Genzyme Biosurgery net loss	**(177,592)**	(145,170)	(87,636)
Allocated tax benefit	**9,706**	18,189	448
Net loss allocated to Biosurgery Stock	**$(167,886)**	$(126,981)	$ (87,188)
Net loss per share of Biosurgery Stock – basic and diluted:			
Net loss per share before cumulative effect of change in accounting for goodwill	**$ (1.74)**	$ (3.34)	$ (2.40)
Per share cumulative effect of change in accounting for goodwill	**(2.46)**	–	–
Net loss per share of Biosurgery Stock – basic and diluted	**$ (4.20)**	$ (3.34)	$ (2.40)
Weighted average shares outstanding	**39,965**	37,982	36,359
Allocated to Molecular Oncology Stock:			
Net loss	**$ (23,714)**	$ (29,718)	$ (23,096)
Net loss per share of Molecular Oncology Stock – basic and diluted	**$ (1.41)**	$ (1.82)	$ (1.60)
Weighted average shares outstanding	**16,827**	16,350	14,446
Allocated to Surgical Products Stock:			
Net loss			$ (54,748)
Net loss per share of Surgical Products Stock – basic and diluted			$ (3.67)
Weighted average shares outstanding			14,900
Allocated to Tissue Repair Stock:			
Net loss			$ (19,833)
Net loss per share of Tissue Repair Stock – basic and diluted			$ (0.69)
Weighted average shares outstanding			28,716

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(Amounts in thousands, except par value amounts)	December 31, 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	**$ 406,811**	$ 247,011
Short-term investments	**105,992**	66,481
Accounts receivable, net	**287,141**	259,283
Inventories	**238,809**	171,409
Prepaid expenses and other current assets	**45,187**	35,408
Deferred tax assets – current	**105,094**	70,196
Total current assets	**1,189,034**	849,788
Property, plant and equipment, net	**802,448**	635,314
Long-term investments	**682,201**	807,766
Notes receivable – related parties	**11,918**	–
Goodwill, net	**592,075**	697,422
Other intangible assets, net	**734,478**	809,224
Investments in equity securities	**42,945**	88,686
Other noncurrent assets	**27,950**	47,545
Total assets	**$4,083,049**	$3,935,745
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 44,458**	$ 47,860
Accrued expenses	**190,754**	144,740
Income taxes payable	**61,964**	75,944
Deferred revenue	**15,887**	6,700
Current portion of long-term debt, convertible notes and capital lease obligations	**294,737**	7,746
Total current liabilities	**607,800**	282,990
Long-term debt and capital lease obligations	**25,038**	259,809
Convertible notes and debentures	**575,000**	585,000
Deferred tax liabilities	**159,747**	173,126
Other noncurrent liabilities	**17,617**	25,631
Total liabilities	**1,385,202**	1,326,556
Commitments and contingencies (Notes C, J, K, M, O)		
Stockholders' equity:		
Preferred stock, $0.01 par value	**–**	–
Common stock:		
Genzyme General Stock, $0.01 par value	**2,148**	2,132
Biosurgery Stock, $0.01 par value	**405**	395
Molecular Oncology Stock, $0.01 par value	**169**	168
Additional paid-in capital – Genzyme General Stock	**1,810,963**	1,748,196
Additional paid-in capital – Biosurgery Stock	**823,364**	843,544
Additional paid-in capital – Molecular Oncology Stock	**148,799**	148,481
Deferred compensation	**(605)**	(2,377)
Notes receivable from stockholders	**(12,706)**	(13,245)
Accumulated deficit	**(130,968)**	(117,894)
Accumulated other comprehensive income (loss)	**56,278**	(211)
Total stockholders' equity	**2,697,847**	2,609,189
Total liabilities and stockholders' equity	**$4,083,049**	$3,935,745

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Cash Flows from Operating Activities:			
Net loss	**$ (13,074)**	$(112,156)	$ (62,940)
Reconciliation of net loss to net cash provided by operating activities:			
Depreciation and amortization	**134,000**	179,009	57,930
Non-cash compensation expense	**1,335**	10,196	2,185
Provision for bad debts	**8,029**	1,116	4,277
Note received from a collaborator	**-**	–	(10,350)
Write off of note received from a collaborator	**-**	10,159	–
Charges for in-process research and development	**1,879**	95,568	200,191
Charge for impaired assets	**22,944**	–	4,321
Equity in net loss of unconsolidated affiliates	**16,858**	35,681	44,965
Gain on affiliate sale of stock	**-**	(212)	(22,689)
Loss (gain) on investments in equity securities	**14,497**	25,996	(15,873)
Minority interest in net loss of subsidiary	**-**	(2,259)	(4,625)
Deferred income tax provision (benefit)	**10,670**	(58,799)	(6,580)
Loss on sale of product line	**-**	24,999	–
Cumulative effect of change in accounting for goodwill	**98,270**	–	–
Cumulative effect of change in accounting for derivative financial instruments	**-**	(4,167)	–
Other	**6,176**	(1,753)	5,716
Increase (decrease) in cash from working capital changes:			
Accounts receivable	**(18,427)**	(58,385)	(34,064)
Inventories	**(41,651)**	(6,668)	(9,549)
Prepaid expenses and other current assets	**(11,168)**	441	(8,768)
Accounts payable, accrued expenses and deferred revenue	**(5,366)**	30,805	(26,339)
Income taxes payable and tax benefits from stock options	**(5,305)**	51,874	63,607
Cash flows from operating activities	**219,667**	221,445	181,415
Cash Flows from Investing Activities:			
Purchases of investments	**(476,683)**	(978,595)	(553,506)
Sales and maturities of investments	**568,541**	522,400	754,437
Purchases of equity securities	**(4,050)**	(11,138)	(29,102)
Proceeds from sale of equity securities	**4,773**	2,467	33,124
Purchase of property, plant and equipment	**(225,437)**	(184,304)	(79,762)
Sale of property, plant and equipment	**1,994**	1,047	26
Proceeds from sale of product line	**-**	15,862	–
Acquisitions, net of acquired cash	**-**	(74,460)	(643,779)
Investments in unconsolidated affiliates	**(25,260)**	(39,677)	(23,497)
Note received from collaborator	**(7,000)**	–	–
Other	**3,928**	6,763	(8,235)
Cash flows from investing activities	**(159,194)**	(739,635)	(550,294)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (continued)

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Cash Flows from Financing Activities:			
Proceeds from issuance of common stock	**31,898**	91,517	116,181
Proceeds from draw on credit facility	**50,000**	–	–
Proceeds from issuance of debt	**–**	579,062	350,000
Payments of debt and capital lease obligations	**(7,787)**	(156,743)	(5,000)
Bank overdraft	**(2,442)**	8,058	12,306
Payments of notes receivable from stockholders	**974**	2,841	–
Other	**4,007**	4,942	2,076
Cash flows from financing activities	**76,650**	529,677	475,563
Effect of exchange rate changes on cash	**22,677**	(689)	(627)
Increase in cash and cash equivalents	**159,800**	10,798	106,057
Cash and cash equivalents at beginning of period	**247,011**	236,213	130,156
Cash and cash equivalents at end of period	**$406,811**	$ 247,011	$236,213
Supplemental disclosures of cash flows:			
Cash paid during the year for:			
Interest, net of capitalized interest	**$ 24,494**	$ 31,065	$ 13,785
Income taxes	**$ 37,747**	$ 17,504	$ 34,014

Supplemental disclosures of non-cash transactions:
- Acquisitions – Note C.
- Dispositions of assets – Note D.
- Property, Plant and Equipment – Note H.
- Investment in Joint Ventures – Note K.
- Conversion of 5¼% convertible subordinated notes – Note M.
- Conversion of 5% convertible subordinated debentures – Note M.

In conjunction with the acquisitions of Novazyme, Focal, Wyntek, GDP, Biomatrix and GelTex, we assumed the following assets and liabilities:

(Amounts in thousands)	For the years ended December 31, 2001	2000
Fair value of assets acquired	$ 85,675	$ 994,481
Goodwill	47,272	561,896
Acquired in-process research and development	95,568	200,191
Deferred compensation	2,630	10,272
Issuance of common stock and options	(129,392)	(774,458)
Net cash paid for acquisition and acquisition costs	(80,356)	(660,187)
Existing equity investment	(5,488)	–
Liabilities for exit activities and integration	(1,740)	(6,716)
Net deferred tax liability assumed	(4,817)	(246,591)
Net liabilities assumed	$ 9,352	$ 78,888

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Shares			Dollars		
(Amounts in thousands)	**2002**	2001	2000	**2002**	2001	2000
Common Stock:						
Genzyme General Stock:						
Balance at beginning of year	**213,179**	191,182	168,704	**$2,132**	$1,912	$1,688
Issuance of Genzyme General Stock under stock plans	**1,621**	5,406	6,706	**16**	54	66
Exercise of warrants and stock purchase rights	**14**	127	–	**–**	1	–
Shares issued for acquisition of GelTex	**–**	–	15,772	**–**	–	158
Shares issued for acquisition of Novazyme	**–**	2,562	–	**–**	26	–
Shares issued in connection with conversion of 5¼% convertible notes	**–**	12,597	–	**–**	126	–
Shares issued in connection with conversion of 5% convertible debentures	**–**	1,305	–	**–**	13	–
Balance at end of year	**214,814**	213,179	191,182	**$2,148**	$2,132	$1,912
Biosurgery Stock:						
Balance at beginning of year	**39,554**	36,398	–	**$ 395**	$ 364	$ –
Issuance of Biosurgery Stock under stock plans	**302**	384	46	**3**	4	–
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	–	9,092	**–**	–	91
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	–	9,679	**–**	–	97
Shares issued in connection with conversion of 5¼% convertible notes	**–**	685	–	**–**	6	–
Shares issued in connection with investment in Myosix	**626**	–	–	**7**	–	–
Shares issued for acquisition of Focal	**–**	2,087	–	**–**	21	–
Shares issued for acquisition of Biomatrix	**–**	–	17,581	**–**	–	176
Balance at end of year	**40,482**	39,554	36,398	**$ 405**	$ 395	$ 364
Molecular Oncology Stock:						
Balance at beginning of year	**16,762**	15,905	13,421	**$ 168**	$ 159	$ 134
Issuance of Molecular Oncology Stock under stock plans	**137**	175	345	**1**	2	4
Sales of Molecular Oncology Stock	**–**	–	2,139	**–**	–	21
Shares issued in connection with conversion of 5¼% convertible notes	**–**	682	–	**–**	7	–
Balance at end of year	**16,899**	16,762	15,905	**$ 169**	$ 168	$ 159
Surgical Products Stock:						
Balance at beginning of year			14,835			$ 148
Issuance of Surgical Products Stock under stock plans			169			2
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery			(15,004)			(150)
Balance at end of year			–			$ –
Tissue Repair Stock:						
Balance at beginning of year			28,504			$ 285
Issuance of Tissue Repair Stock under stock plans			374			4
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery			(28,878)			(289)
Balance at end of year			–			$ –

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity (continued)

(Amounts in thousands)	**2002**	2001	2000
Additional Paid-In Capital:			
Genzyme General Stock:			
Balance at beginning of year	**$1,748,196**	$1,267,427	$ 634,383
Issuance of Genzyme General Stock under stock plans	**30,395**	86,651	85,315
Exercise of warrants and stock purchase rights	**233**	2,290	–
Allocation of cash to Genzyme Biosurgery for Biosurgery designated shares	**–**	(12,000)	–
Allocation to Genzyme Tissue Repair for Tissue Repair designated shares	**–**	–	(9,910)
Allocation of cash to Genzyme Molecular Oncology for Molecular Oncology designated shares	**–**	(4,040)	(15,000)
Allocation of cash to Genzyme Molecular Oncology in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	**–**	(32,000)	–
Payment from Genzyme Biosurgery in connection with transfer of NeuroCell joint venture interest	**27,063**	–	–
Tax benefit from disqualified dispositions	**8,410**	50,176	17,041
Conversion of 5¼% convertible notes	**–**	245,946	–
Conversion of 5% convertible debentures	**–**	21,187	–
Acquisition of Novazyme	**–**	119,572	–
Acquisition of GelTex	**–**	–	554,063
Stock based compensation expense	**–**	–	1,536
Other	**(3,334)**	2,987	(1)
Balance at end of year	**$1,810,963**	$1,748,196	$1,267,427
Biosurgery Stock:			
Balance at beginning of year	**$ 843,544**	$ 823,353	$ –
Issuance of Biosurgery Stock under stock plans	**936**	1,551	298
Allocation of cash from Genzyme General for Biosurgery designated shares	**–**	12,000	–
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	–	377,090
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	–	228,288
Payment to Genzyme General in connection with transfer of NeuroCell joint venture interest	**(27,063)**	–	–
Issuance of Biosurgery Stock in connection with investment in Myosix	**1,581**	–	–
Acquisition of Focal	**–**	9,780	–
Acquisition of Biomatrix	**–**	–	217,719
Other	**4,366**	(3,140)	(42)
Balance at end of year	**$ 823,364**	$ 843,544	$ 823,353
Molecular Oncology Stock:			
Balance at beginning of year	**$ 148,481**	$ 111,484	$ 67,672
Issuance of Molecular Oncology Stock under stock plans	**314**	957	1,829
Allocation of cash from Genzyme General for Molecular Oncology designated shares	**–**	4,040	15,000
Issuance of Molecular Oncology Stock in connection with public offering	**–**	–	26,980
Allocation of cash from Genzyme General in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	**–**	32,000	–
Issuance of Molecular Oncology Stock in connection with conversion of 5¼% convertible notes	**–**	(7)	–
Other	**4**	7	3
Balance at end of year	**$ 148,799**	$ 148,481	$ 111,484
Surgical Products Stock:			
Balance at beginning of year			$ 376,123
Issuance of Surgical Products Stock under stock plans			908
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery			(377,031)
Balance at end of year			$ –

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity (continued)

(Amounts in thousands)	**2002**	2001	2000
Tissue Repair Stock:			
Balance at beginning of year			$ 217,103
Issuance of Tissue Repair Stock under stock plans			794
Issuance of Tissue Repair Stock in connection with research program			289
Allocation of cash from Genzyme General for Tissue Repair designated shares			9,910
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery			(228,096)
Balance at end of year			$ –
Deferred Compensation			
Balance at beginning of year	**$ (2,377)**	$ (9,943)	$ (134)
Deferred compensation associated with GelTex acquisition	**-**	–	(10,206)
Deferred compensation associated with Biomatrix acquisition	**-**	–	(66)
Deferred compensation associated with Novazyme acquisition	**-**	(2,630)	–
Amortization of deferred compensation	**1,335**	10,196	463
Adjustment for terminated employees	**437**	–	–
Balance at end of year	**$ (605)**	$ (2,377)	$ (9,943)
Notes Receivable from Stockholders:			
Balance at beginning of year	**$ (13,245)**	$ (14,760)	$ –
Notes acquired in connection with Biomatrix acquisition	**-**	–	(14,760)
Notes acquired in connection with Focal acquisition	**-**	(367)	–
Notes acquired in connection with Novazyme acquisition	**-**	(1,316)	–
Accrued interest receivable on Biomatrix notes	**(613)**	–	–
Accrued interest receivable on Focal notes	**(9)**	(168)	–
Accrued interest receivable on Novazyme notes	**-**	(16)	–
Payments of Biomatrix notes receivable	**-**	2,769	–
Payments and write-off of Focal notes receivable	**369**	72	–
Payments of notes receivable from Novazyme stockholders	**792**	541	–
Balance at end of year	**$ (12,706)**	$ (13,245)	$ (14,760)
Accumulated Deficit:			
Balance at beginning of year	**$(117,894)**	$ (5,738)	$ 57,202
Net loss	**(13,074)**	(112,156)	(62,940)
Balance at end of year	**$(130,968)**	$(117,894)	$ (5,738)
Accumulated Other Comprehensive Income, Net of Tax:			
Balance at beginning of year	**$ (211)**	$ 883	$ 1,788
Foreign currency translation adjustments	**80,191**	(6,003)	(14,569)
Additional minimum pension liability, net of tax	**(2,529)**	–	–
Change in unrealized gains (losses) on investments and derivatives	**(21,173)**	4,909	13,664
Accumulated other comprehensive income (loss)	**$ 56,278**	$ (211)	$ 883

The accompanying notes are an integral part of these consolidated financial statements.

Note A. Summary of Significant Accounting Policies

Business

We are a biotechnology and human healthcare company that develops innovative products and provides services for significant unmet medical needs. We have three operating divisions:

- Genzyme General, which develops and markets: therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics; renal products, with a focus on products that treat patients suffering from renal diseases, including chronic renal failure; diagnostic products, with a focus on *in vitro* diagnostics; and other products and services, such as genetic testing services and pharmaceutical drug materials;
- Genzyme Biosurgery, which develops and markets biotherapeutic and biomaterial products, with an emphasis on orthopaedics, heart disease and broader surgical applications; and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We currently have three series of common stock designed to reflect the value and track the performance of one of our divisions. We refer to our series of common stock as follows:

- Genzyme General Division Common Stock = "Genzyme General Stock;"
- Genzyme Biosurgery Division Common Stock = "Biosurgery Stock;" and
- Genzyme Molecular Oncology Division Common Stock = "Molecular Oncology Stock."

On December 18, 2000, we acquired Biomatrix and accounted for the acquisition as a purchase. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from the date of acquisition.

In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Stock. Each outstanding share of Genzyme Surgical Products Division common stock, or "Surgical Products Stock," was converted into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Genzyme Tissue Repair Division common stock, or "Tissue Repair Stock," was converted into 0.3352 of a share of Biosurgery Stock. All outstanding options to purchase Surgical Products Stock and Tissue Repair Stock were converted into options to purchase Biosurgery Stock at the applicable conversion rates.

Uncertainties

We are subject to risks and uncertainties common to companies in the biotechnology industry. These risks and uncertainties may affect our future results, and include:

- our ability to successfully complete preclinical and clinical development of our products and services;
- our ability to manufacture sufficient amounts of our products for development and commercialization activities and to do so in a timely and cost-efficient manner;
- our ability to obtain timely regulatory approval of our products and services;
- our ability to obtain and maintain adequate patent and other proprietary rights protection of our products and services and successfully enforce our proprietary rights;
- the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on our ability to commercialize our products and services;
- the content and timing of submissions to and decisions made by the FDA and other regulatory agencies regarding our products, services and facilities;
- our ability to manage inventories of our products;
- our ability to maintain adequate insurance coverage for any claims that may be asserted against us;
- the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services, including growth estimates;
- market acceptance of our products and services;
- our ability to obtain reimbursement for our products and services by third party payors, and the extent of such coverage;

- our ability to establish and maintain licenses, strategic collaborations and distribution arrangements;
- the continued funding and operation of our joint ventures; and
- the accuracy of our information regarding the products and resources of our competitors and potential competitors.

Basis of Presentation

Our consolidated financial statements for each period include the balance sheets, results of operations and cash flows of each of our divisions, and for our corporate operations taken as a whole. We eliminate all significant intracompany items and transactions in consolidation. We have reclassified certain 2001 and 2000 data to conform with our 2002 presentation.

Tracking Stocks

We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Shares of Biosurgery Stock and Molecular Oncology Stock are subject to certain exchange and redemption provisions as set forth in our charter. One of the exchange provisions allows our board of directors to exchange, at any time, shares of Biosurgery Stock and/or Molecular Oncology Stock for cash, shares of Genzyme General Stock, or a combination of both, valued at a 30% premium to the fair market value (as defined in our charter) of the series of stock being exchanged.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks, or change our earnings allocation methodology. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation and each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

While each tracking stock is designed to reflect a division's performance, each is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities, and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore, subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stock-

holders in the combined assets of Genzyme in the proportions set forth in our charter.

Allocation Policy

Our charter sets forth what operations and assets were initially allocated to each division and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval. Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based upon direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based upon management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board also allocates long-term debt and strategic investments.

Principles of Consolidation

Our consolidated financial statements include the accounts of our wholly owned and majority owned subsidiaries. For consolidated majority owned subsidiaries in which we own greater than 50% or exercise control, we record a minority interest in the consolidated financial statements to account for the ownership interest of the minority owner. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or over which we exercise significant influence. Our consolidated net income includes our share of the earnings of these entities. All significant intercompany accounts and transactions have been eliminated in consolidation.

We accounted for our investment in GTC under the equity method until May 2002, at which point we ceased to have significant influence over GTC. We began accounting for our investment in GTC under the cost method of accounting in June 2002.

For additional information on our investments, please read Note J., "Investments in Marketable Securities and Strategic Equity Investments," below.

Dividend Policy

We have never paid a cash dividend on shares of our stock. We currently intend to retain our earnings to finance future growth and do not anticipate paying any cash dividends on our stock in the foreseeable future.

Use of Estimates

Under accounting principles generally accepted in the U.S., we are required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates.

Financial Instruments

A number of financial instruments subject us to significant credit risk, including cash and cash equivalents, current and non-current investments, and accounts receivable. We generally invest our cash in investment-grade securities to mitigate risk.

Cash and Cash Equivalents

We value our cash and cash equivalents at cost plus accrued interest, which we believe approximates their market value. Our cash equivalents consist principally of money market funds and municipal notes with original maturities of three months or less.

Investments

We invest our excess cash balances in short-term and long-term marketable securities. As part of our strategic relationships, we may also invest in equity securities of other biotechnology companies. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or over which we exercise significant influence. Other investments are accounted for as described below.

We classify all of our marketable equity investments as available-for-sale. We classify our investments in marketable debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in stockholders' equity. Realized gains and losses are determined on the specific identification method and are included in investment income. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and mark the investment to market through a charge to our statement of operations. Investments in equity securities for which fair value is not readily determinable are carried at cost, subject to review for impairment. We classify our investments with remaining maturities of 12 months or less as short-term investments. We classify our investments with remaining maturities of greater than twelve months as long-term investments, unless we do not expect to hold the investment to maturity.

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method.

We analyze our inventory levels quarterly and write down to its net realizable value:

- inventory that has become obsolete;
- inventory that has a cost basis in excess of its expected net realizable value;
- inventory in excess of expected requirements; and
- expired inventory.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2002, our total inventories included $7.5 million of inventory for products that have not yet been approved for sale. In addition, at December 31, 2002, a joint venture in which we have a 50% ownership interest has $17.3 million of inventory for a product that has not yet been approved for sale, of which $8.6 million represents our portion of the unapproved inventory of the joint venture.

Property, Plant and Equipment

We record property, plant and equipment at cost. When we dispose of these assets, we remove the related cost and accumulated depreciation and amortization from the related accounts on our balance sheet and include any resulting gain or loss in our statement of operations.

We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We compute useful lives as follows:

- plant and equipment – three to fifteen years;
- furniture and fixtures – five to seven years; and
- buildings – 20 to 40 years.

We depreciate certain specialized manufacturing equipment and facilities, all of which are allocated to Genzyme General, over their remaining useful lives using the units-of-production method. We evaluate the remaining life and recoverability of this equipment periodically based on the appropriate facts and circumstances.

We amortize leasehold improvements over their useful life or, if shorter, the term of the applicable lease.

For products we expect to be commercialized, we capitalize, to construction-in-progress, the costs we incur in validating the manufacturing process. We begin this capitalization when we consider the product to have demonstrated technological feasibility and end this capitalization when the asset is substantially complete and ready for its intended use. These capitalized costs include incremental labor and direct material, and incremental fixed overhead and interest. We depreciate these costs using the straight-line method or the units-of-production method.

Goodwill and Other Intangible Assets

Our intangible assets consist of:

- goodwill;
- covenants not to compete;
- purchased technology rights;
- customer lists; and
- patents, trademarks and trade names.

Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangibles be replaced with periodic tests of goodwill's impairment and that other intangibles be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 requires that goodwill be tested annually for impairment under a two-step impairment process or whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable.

We amortize other intangible assets using the straight-line method over useful lives of 1.5 years to 40 years.

Accounting for the Impairment of Long-Lived Assets

We periodically evaluate our long-lived assets for potential impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We perform these evaluations whenever events or changes in circumstances suggest that the carrying amount of an asset or group of assets is not recoverable. Indicators of potential impairment include:

- a significant change in the manner in which an asset is used;
- a significant decrease in the market value of an asset;
- a significant adverse change in its business or the industry in which it is sold; and
- a current period operating cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

If we believe an indicator of potential impairment exists, we test to determine whether impairment recognition criteria in SFAS No. 144 have been met. We charge impairments of the long-lived assets to operations if our evaluations indicate that the carrying values of these assets are not recoverable.

Translation of Foreign Currencies

We translate the financial statements of our foreign subsidiaries from local currency into U.S. dollars using:

- the current exchange rate at each balance sheet date for assets and liabilities;
- the average exchange rate prevailing during each period for revenues and expenses; and
- the historical exchange rate for our investments in our foreign subsidiaries.

We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we included translation adjustments net of tax for these subsidiaries in stockholders' equity. We also record as a charge or credit to stockholders' equity exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes net cumulative foreign currency credits of $40.0 million at December 31, 2002 and net cumulative foreign currency charges of $(40.2) million at December 31, 2001.

Gains and losses on all other foreign currency transactions are included in our results of operations.

Derivative Instruments

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations for the year ended December 31, 2001, to recognize the fair value of warrants to purchase shares of GTC common stock that we held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. We recognize revenue from service sales, such as Carticel chondrocyte services and genetic testing services, when we have finished providing the service. We recognize revenue from contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as we complete our obligations under that contract. We recognize non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, we recognize milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone was not reasonably assured at the inception of the arrangement;
- there is a substantial effort involved in achieving the milestone; and
- the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those

arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

We record allowances for product returns, rebates payable to Medicaid, managed care organizations or customers and sales discounts. These allowances are recorded as reductions of revenue at the time product sales are recorded. These amounts are based on our estimates of the amount of product in the distribution channel and the percent of end-users covered by Medicaid or managed care organizations. We record consideration paid to a customer or reseller of our products as a reduction of revenue unless we receive an identifiable and separable benefit for the consideration, and we can reasonably estimate the fair value of the benefit received. If both conditions are met, we record the consideration paid to the customer as an expense.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Research and Development

We expense internal and external research and development costs, including costs of funded research and development arrangements, in the period incurred. We also expense the cost of purchased technology in the period of purchase if we believe that the technology has not demonstrated technological feasibility and that it does not have an alternative future use.

Issuance of Stock By a Subsidiary or an Affiliate

We include gains on the issuance of stock by our subsidiaries and affiliates in net income unless that subsidiary or affiliate is a research and development, start-up or development stage company or an entity whose viability as a going concern is under consideration. In those situations, we account for the change in our equity ownership of that subsidiary or affiliate as an equity transaction.

Income Taxes

We use the asset and liability method of accounting for deferred income taxes. Our provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

We file a consolidated return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under accounting principles generally accepted in the U.S. as if it were a separate taxpayer. In preparing financial statements for our operating divisions we assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provisions.

We have not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries. We do not believe it is practical to determine the tax liability associated with the repatriation of our foreign earnings because it is our policy to indefinitely reinvest these earnings in non-U.S. operations. At December 31, 2002, these undistributed foreign earnings totaled approximately $81.7 million.

Comprehensive Income

Comprehensive income consists of net income and all changes in equity from non-shareholder sources, including changes in unrealized gains and losses on investments, and on derivative instruments designated as hedges, foreign currency translation adjustments and minimum liabilities for accumulated benefit obligations, net of taxes.

Net Income (Loss) Per Share

We calculate earnings per share for each series of stock using the two-class method. To calculate basic earnings per share for each series of stock, we divide the earnings allocated to each series of stock by the weighted average number of outstanding shares of that series of stock during the applicable period. When we calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period. We allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock, as defined in our charter, is equal to the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock, Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock are defined similarly and, as such, are based on the net income or loss of the corresponding division as adjusted for the allocation of tax benefits.

We calculate the income tax provision of each division as if such division were a separate taxpayer, which includes assessing realizability of deferred tax assets at the division level. Our management and accounting policies provide that, if as of the end of

any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without compensating payment or allocation to the division generating the benefit. The tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, were:

	Year ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Tax benefits allocated from:			
Genzyme Biosurgery	**$18,508**	$24,593	$28,023
Genzyme Molecular Oncology	**9,287**	11,904	7,476
Total	**$27,795**	$36,497	$35,499

Deferred tax assets and liabilities can arise from purchase accounting and relate to a division that does not satisfy the criteria for recognition. Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, the change in these deferred tax assets and liabilities impacts our consolidated tax provision. Such change is added to division net income for purposes of determining net income allocated to a tracking stock.

In future periods, Genzyme Biosurgery or Genzyme Molecular Oncology may recognize deferred tax assets in the calculation of their respective tax provisions determined on a separate division basis in accordance with accounting principles generally accepted in the U.S. However, to the extent the benefit of those deferred tax assets has been previously allocated to Genzyme General in accordance with the management and accounting policies, the benefit will be reflected as a reduction of net income in determining net income attributable to Biosurgery Stock or Molecular Oncology Stock. As of December 31, 2002, the total tax benefits previously allocated to Genzyme General were (in thousands):

Genzyme Biosurgery	$211,820
Genzyme Molecular Oncology	45,715

Accounting for Stock Based Compensation

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for those companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. We have not adopted the fair value method of accounting for stock-based compensation and will continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. We do not recognize compensation expense for options granted under the provisions of these plans with fixed terms and an exercise price greater than or equal to the fair market value of the underlying series of our common stock on the date of grant. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123, as amended, and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

In accordance with the disclosure requirements of SFAS No. 148, the following table sets forth our net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123 as amended, based on the fair value at the grant dates of the awards. The resulting compensation expense would be allocated to each division in accordance with our allocation policies:

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2002	2001	2000
Net loss:			
As reported	**$(13,074)**	$(112,156)	$(62,940)
Add: stock-based compensation included in as-reported, net of tax	**844**	6,444	1,394
Deduct: pro forma stock-based compensation expense, net of tax	**(69,728)**	(60,926)	(32,726)
Pro forma net loss	**$(81,958)**	$(166,638)	$(94,272)
Net income per share of Genzyme General Stock:			
Basic:			
Net income (loss) per share allocated to Genzyme General Stock – as reported	**$ 0.83**	$ 0.22	$ 0.71
Add: stock-based compensation, net of tax included in net income per share allocated to Genzyme General Stock as reported	**0.00**	0.03	0.01
Deduct: pro forma stock-based compensation expense per share, net of tax	**(0.27)**	(0.23)	(0.15)
Net income per share allocated to Genzyme General Stock – pro forma	**$ 0.56**	$ 0.02	$ 0.57
Diluted:			
Net income per share allocated to Genzyme General Stock – as reported	**$ 0.81**	0.21	$ 0.68
Add: stock-based compensation, net of tax included in net income per share allocated to Genzyme General Stock as reported	**0.00**	0.03	0.00
Deduct: pro forma stock-based compensation expense per share, net of tax	**(0.26)**	(0.22)	(0.14)
Net income per share allocated to Genzyme General Stock – pro forma	**$ 0.55**	$ 0.02	$ 0.54
Net loss per share of Biosurgery Stock – basic and diluted:			
As reported	**$ (4.20)**	$ (3.34)	$ (2.40)
Deduct: pro forma stock-based compensation expense per share, net of tax	**(0.17)**	(0.24)	–
Pro forma net loss	**$ (4.37)**	$ (3.58)	$ (2.40)
Net loss per share of Molecular Oncology Stock – basic and diluted:			
As reported	**$ (1.41)**	$ (1.82)	$ (1.60)
Deduct: pro forma stock-based compensation expense per share, net of tax	**(0.22)**	(0.29)	(0.20)
Pro forma net loss	**$ (1.63)**	$ (2.11)	$ (1.80)
Net loss per share of Surgical Products Stock – basic and diluted:			
As reported			$ (3.67)
Deduct: pro forma stock-based compensation expense per share, net of tax			(0.15)
Pro forma net loss			$ (3.82)
Net loss per share of Tissue Repair Stock – basic and diluted:			
As reported			$ (0.69)
Deduct: pro forma stock-based compensation expense per share, net of tax			(0.07)
Pro forma net loss			$ (0.76)

We estimate the fair value of each option grant using the Black-Scholes option-pricing model. In computing the pro forma amounts, we used the following assumptions:

	Risk-Free Interest Rate	Volatility	Dividend Yield	Expected Option Life (In Years)	Average Fair Value
Genzyme General Stock:					
2002	4.64%	54%	0%	5	$16.77
2001	5.08%	49%	0%	5	$25.66
2000	6.78%	48%	0%	5	$26.62
Biosurgery Stock:					
2002	4.64%	91%	0%	5	$ 3.13
2001	5.08%	70%	0%	5	$ 4.06
2000	6.78%	58%	0%	5	$ 6.68
Molecular Oncology Stock:					
2002	4.64%	105%	0%	5	$ 1.92
2001	5.08%	99%	0%	5	$11.33
2000	6.78%	94%	0%	5	$ 9.76
Surgical Products Stock:					
2000	6.78%	58%	0%	5	$ 9.95
Tissue Repair Stock:					
2000	6.78%	58%	0%	5	$ 8.21

New Accounting Pronouncements

Asset Retirement Obligations. In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 will be effective for our fiscal year ending December 31, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on our consolidated or combined financial statements.

Costs Associated with Exit or Disposal Activities. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. We will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002 as required by the standard.

Guarantees. In November 2002, the FASB issued FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34." FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued or modified, beginning with periods ending after December 15, 2002. We have applied the disclosure provisions of FIN 45 as of December 31, 2002, as required (see Note O., "Commitments and Contingencies," to our consolidated financial statements). The adoption of FIN 45 did not have a material effect on our consolidated financial statements for the year ended December 31, 2002.

Variable Interest Entities. In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risk will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. FIN 46 also requires enhanced disclosure requirements related to variable interest entities. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.

NOTE B. NET INCOME (LOSS) PER SHARE

Genzyme General Stock:

As described in Note N., "Stockholders' Equity," we completed a two-for-one split of Genzyme General Stock by means of a 100% stock dividend paid to holders of Genzyme General Stock of record on May 24, 2001. All share and per share amounts for Genzyme General Stock have been retroactively revised for all periods presented to reflect the two-for-one split. The following table sets forth our computation of basic and diluted net income per share of Genzyme General Stock:

(Amounts in thousands, except per share amounts)	For the years ended December 31, **2002**	2001	2000
Genzyme General net income before cumulative effect of change in accounting for derivative financial instruments	**$150,731**	$ 3,879	$ 85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax	**-**	4,167	-
Genzyme General division net income	**150,731**	8,046	85,956
Tax benefit allocated from Genzyme Biosurgery	**18,508**	24,593	28,023
Tax benefit allocated from Genzyme Molecular Oncology	**9,287**	11,904	7,476
Net income allocated to Genzyme General Stock	**$178,526**	$ 44,543	$121,455
Shares used in computing net income per common share – basic	**214,038**	202,221	172,263
Effect of dilutive securities:			
Stock options [1]	**5,340**	8,914	7,103
Warrants	**10**	41	-
Dilutive potential common shares	**5,350**	8,955	7,103

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2002	2001	2000
Shares used in computing net income per share – diluted [1,2]	**219,388**	211,176	179,366
Net income per share of Genzyme General Stock:			
Basic:			
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.83**	$ 0.20	$ 0.71
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax [3]	**–**	0.02	–
Net income per share allocated to Genzyme General Stock	**$ 0.83**	$ 0.22	$ 0.71
Diluted [1,2]:			
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.81**	$ 0.19	$ 0.68
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax [3]	**–**	0.02	–
Net income per share allocated to Genzyme General Stock	**$ 0.81**	$ 0.21	$ 0.68

[1] *We did not include the securities described in the following table in the computation of Genzyme General's diluted earnings per share for each period because these securities had an exercise price greater than the average market price of Genzyme General Stock:*

(Amounts in thousands)	December 31, 2002	2001	2000
Shares of Genzyme General Stock issuable for options	**13,576**	2,170	3,492
Shares of Genzyme General Stock issuable for warrants	**–**	–	92
Total shares with exercise prices greater than the average market price of Genzyme General Stock during the period	**13,576**	2,170	3,584

[2] *We did not include the potentially dilutive effect of the assumed conversion of the $575.0 million in principal of 3% convertible subordinated debentures allocated to Genzyme General in the computation of Genzyme General's dilutive earnings per share for the years ended December 31, 2002 and 2001, because the conditions for conversion had not been met. The debentures are contingently convertible into approximately 8.2 million shares of Genzyme General Stock at an initial conversion price of $70.30 per share.*

[3] *On January 1, 2001, we adopted SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations and in the combined statements of operations of Genzyme General to recognize the fair value of our warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General.*

Biosurgery Stock:

We created Biosurgery Stock on December 18, 2000. We formed Genzyme Biosurgery by combining two of our divisions, Genzyme Surgical Products and Genzyme Tissue Repair and simultaneously acquiring Biomatrix. Accordingly, we amended our charter to create Biosurgery Stock and eliminate Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock, and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock. Net loss allocated to Biosurgery Stock for the year ended December 31, 2000 consists of the net loss of Genzyme Biosurgery from December 18, 2000, the date Biosurgery Stock was initially issued, through December 31, 2000. Prior to December 18, 2000, the losses of Genzyme Surgical Products and Genzyme Tissue Repair, were allocated to Surgical Products Stock and Tissue Repair Stock. For all periods presented, basic and diluted net loss per share of Biosurgery Stock are the same. We did not include the securities described in the following table in the computation of Biosurgery Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Biosurgery Stock.

(Amounts in thousands)	December 31, 2002	2001	2000 [1]
Shares of Biosurgery Stock issuable for options	**7,573**	5,582	4,739
Warrants to purchase Biosurgery Stock	**7**	8	3
Biosurgery designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [2,3]	**–**	–	685
Biosurgery designated shares reserved for options [3]	**77**	93	111
Biosurgery designated shares [3]	**3,118**	3,105	1,195
Shares of Biosurgery Stock issuable upon conversion of 6.9% convertible subordinated note allocated to Genzyme Biosurgery [4]	**358**	358	358
Total shares excluded from the calculation of diluted net loss per share of Biosurgery Stock	**11,133**	9,146	7,091

[1] *For the period from December 18, 2000 through December 31, 2000.*

[2] *These shares were issued upon conversion of our 5¼% convertible subordinated notes in June 2001.*

[3] *Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Biosurgery. As of December 31, 2002, there were approximately 3.2 million Biosurgery designated shares.*

[4] *These shares are issuable upon the conversion of the 6.9% convertible subordinated note we assumed in connection with our acquisition of Biomatrix. This note is due May 14, 2003.*

Molecular Oncology Stock:

For all periods presented, basic and diluted net loss per share of Molecular Oncology Stock are the same. We did not include the securities described in the following table in the computation of Molecular Oncology Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Molecular Oncology Stock.

	December 31,		
(Amounts in thousands)	**2002**	2001	2000
Shares of Molecular Oncology Stock issuable for options	**2,870**	1,370	862
Warrants to purchase Molecular Oncology Stock	**–**	–	10
Molecular Oncology designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [1,2]	**–**	–	682
Molecular Oncology designated shares [2]	**1,651**	1,651	1,318
Total shares excluded from the calculation of diluted net loss per share of Molecular Oncology Stock	**4,521**	3,021	2,872

[1] *These shares were issued upon conversion of our 5¼% convertible subordinated notes in June 2001.*

[2] *Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 2002, there were approximately 1.7 million Molecular Oncology designated shares.*

Surgical Products Stock:

For the period presented basic and diluted net loss per share of Surgical Products Stock is the same. We did not include the securities described in the following table in the computation of Surgical Products Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Surgical Products Stock.

(Amounts in thousands)	December 31, 2000 [1]
Shares of Surgical Products Stock issuable for options	450
Surgical Products designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [2]	1,130
Total shares excluded from the calculation of diluted net loss per share of Surgical Products Stock [3]	1,580

[1] *For the period from January 1, 2000 through December 18, 2000.*

[2] *Surgical Products designated shares were shares of Surgical Products Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Surgical Products.*

[3] *On December 18, 2000, in connection with the merger of Biomatrix, we converted all of the existing shares of Surgical Products Stock into shares of Biosurgery Stock. Each share of Surgical Products Stock was converted into 0.6060 of a share of Biosurgery Stock. In the aggregate, we converted approximately 15.0 million shares of Surgical Products Stock into shares of Biosurgery Stock.*

Tissue Repair Stock:

For the period presented, basic and diluted net loss per share of Tissue Repair Stock is the same. We did not include the securities described in the following table in the computation of Tissue Repair Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Tissue Repair Stock.

(Amounts in thousands)	December 31, 2000 [1]
Shares of Tissue Repair Stock issuable for options	2,934
Tissue Repair designated shares [2]	1,285
Total shares excluded from the calculation of diluted net loss per share of Tissue Repair Stock [3]	4,219

[1] *For the period from January 1, 2000 through December 18, 2000.*

[2] *Tissue Repair designated shares were shares of Tissue Repair Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Tissue Repair.*

[3] *On December 18, 2000, in connection with the merger of Biomatrix, we converted all of the existing shares of Tissue Repair Stock into shares of Biosurgery Stock. Each share of Tissue Repair Stock was converted into 0.3352 of a share of Biosurgery Stock. In the aggregate, we converted approximately 28.9 million shares of Tissue Repair Stock into shares of Biosurgery Stock.*

Note C. Acquisitions

Novazyme

In September 2001, we acquired all of the outstanding capital stock of Novazyme for an initial payment of approximately 2.6 million shares of Genzyme General Stock. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies by specified dates. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock and exchanged them for options, warrants and rights to purchase Genzyme General Stock, on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands, except share amounts):

Issuance of 2,562,182 shares of Genzyme General Stock	$110,584
Issuance of options to purchase 158,840 shares of Genzyme General Stock	6,274
Issuance of warrants to purchase 25,338 shares of Genzyme General Stock	894
Issuance of rights to purchase 66,846 shares of Genzyme General Stock	1,839
Acquisition costs	951
Total purchase price	$120,542
Cash and cash equivalents	$ 5,194
Other assets	125
Property, plant & equipment	4,475
Goodwill	17,177
In-process research and development	86,800
Deferred tax asset	8,328
Assumed liabilities	(2,795)
Liabilities for exit activities and integration	(1,740)
Notes receivable from stockholders	1,316
Deferred compensation	2,630
Deferred tax liability	(968)
Allocated purchase price	$120,542

Because our acquisition of Novazyme was completed after June 30, 2001, the provisions of SFAS No. 141 and certain provisions of SFAS No. 142 apply from the date of acquisition. Accordingly, we are not ratably amortizing the goodwill resulting from the acquisition of Novazyme. Instead, we test the goodwill's impairment on a periodic basis in accordance with the provisions of SFAS No. 142.

We issued approximately 2.6 million shares of Genzyme General Stock to Novazyme's shareholders. These shares were valued at $110.6 million using the average trading price of Genzyme General Stock for the four day trading period ending on September 26, 2001, the date of acquisition. Options, warrants and rights to purchase shares of Genzyme General Stock were valued at $9.0 million using the Black-Scholes model. In accordance with FIN 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation in stockholders' equity. We are amortizing the unvested portion to operating expense over the remaining vesting period of approximately 22 months.

In connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we allocated to IPR&D, and charged to expense, $86.8 million, representing the portion of the purchase price attributable to the technology platform. In accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2001.

Our management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered. The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs.

The staff of the FTC, is investigating our acquisition of Novazyme. The FTC is one of the agencies responsible for enforcing federal antitrust laws, and, in this investigation, it is evaluating whether there are anti-competitive aspects of the Novazyme transaction that the government should seek to negate. While we do not believe that the acquisition should be deemed to contravene antitrust laws, we have been cooperating in the FTC investigation. At this stage, we cannot predict with precision the likely outcome of the investigation or how that outcome will impact our business. As with any litigation or investigation, there are ongoing costs associated with responding to the investigation, both in terms of management time and out-of-pocket expenses.

Focal

In January 2001, Focal, a developer of synthetic biopolymers used in surgery, exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated this investment to Genzyme Biosurgery. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for

options to purchase Biosurgery Stock on an as-converted basis. We allocated the acquired assets and liabilities to Genzyme Biosurgery and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Focal in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Issuance of 2,086,151 shares of Biosurgery Stock	$ 9,450
Issuance of options to purchase 231,566 shares of Biosurgery Stock	351
Acquisition costs	638
Existing equity investment in Focal	5,488
Cash paid to selling security holder	11
Total purchase price	$15,938
Cash and cash equivalents	$ 2,331
Other current assets	6,003
Property, plant and equipment	1,568
Intangible assets (to be amortized over 3 to 12 years)	7,909
Goodwill	1,365
Assumed liabilities	(3,773)
Note receivable from stockholders	535
Allocated purchase price	$15,938

Wyntek

In June 2001, we acquired all of the outstanding capital stock of Wyntek for an aggregate purchase price of $65.4 million. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Wyntek in our consolidated financial statements and the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Cash paid	$ 65,000
Acquisition costs	350
Total purchase price	$ 65,350
Cash and cash equivalents	$ 4,974
Other current assets	4,966
Property, plant & equipment	1,843
Intangible assets (to be amortized straight-line over 5 to 10 years)	39,444
Goodwill	20,316
In-process research and development	8,768
Deferred tax assets	2,255
Assumed liabilities	(2,784)
Deferred tax liability	(14,432)
Allocated purchase price	$ 65,350

In connection with the acquisition of Wyntek we allocated approximately $8.8 million of the purchase price to IPR&D. Our management assumes responsibility for determining the IPR&D valuation. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which was consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition.

In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. The acquired IPR&D consists of Wyntek's work to complete the program. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible. The development effort for the acquired IPR&D does not possess an alternative future use for us as defined by accounting principles generally accepted in the U.S. Consequently, in accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense for the year ended December 31, 2001. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 10 years.

As of December 31, 2002, the technological feasibility of the acquired program had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred. We expect to commercialize this product in early 2004.

Genzyme Development Partners, L.P.

In January 2001, we acquired the outstanding Class A limited partnership interests in GDP for an aggregate of $25.7 million in cash plus royalties payable over ten years on sales of certain Sepra products. In August 2001, we purchased the remaining outstanding GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus additional royalties payable over ten years on sales of certain Sepra products. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, we include the results of operations of GDP in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of Class A interests.

We allocated the purchase prices to the fair value of the intangible assets acquired as follows (amounts in thousands):

	Total
Patents (to be amortized over 8 years)	$ 5,909
Trademarks (to be amortized over 10 years)	2,755
Technology (to be amortized over 10 years)	8,827
Goodwill	8,414
Total	$25,905

Biomatrix

In December 2000, we completed the acquisition of Biomatrix. Concurrent with the acquisition, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our operating divisions – Genzyme Surgical Products and Genzyme Tissue Repair – to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminated Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, and option to purchase, Surgical Product Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock.

We accounted for the acquisition as a purchase and accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from December 18, 2000, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Cash paid	$ 252,421
Issuance of 17.5 million shares of Biosurgery Stock.	206,522
Issuance of options and warrants to purchase 1.7 million shares of Biosurgery Stock	11,373
Acquisition costs	12,087
Total purchase price	$ 482,403
Cash and cash equivalents	$ 56,137
Current assets	37,639
Property, plant & equipment	39,504
Intangible assets (to be amortized straight-line over 1.5 to 11 years)	284,854
Goodwill	114,759
In-process research and development	82,143
Deferred tax asset	922
Deferred compensation	66
Assumed liabilities	(31,347)
Liabilities for exit activities and integration	(8,216)
Notes receivable from stockholders	14,760
Deferred tax liability	(108,818)
Allocated purchase price	$ 482,403

The approximately 17.5 million shares of Biosurgery Stock issued in exchange for all of the outstanding shares of Biomatrix common stock were valued using the combined five day average closing prices of Surgical Products Stock and Tissue Repair Stock, divided by the applicable exchange ratios. Options and warrants to purchase approximately 1.7 million shares of Biosurgery Stock, issued in exchange for options and warrants to purchase Biomatrix common stock were valued at $11.4 million using the Black-Scholes model. The intrinsic value of the portion of the unvested options related to the future service period was *de minimis*.

Prior to the acquisition, Biomatrix sold 744,000 shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable. As a result of the acquisition, these shares were converted into 532,853 shares of Biosurgery Stock and we recorded $14.8 million of outstanding principal and accrued interest to stockholders' equity because the notes were received in exchange for the issuance of stock.

At the date of acquisition, we began to formulate plans for certain exit and integration activities, including workforce reductions and the closure of Biomatrix's Canadian facility. Accordingly, we recorded liabilities of $6.7 million for severance and related integration costs and assigned to Biomatrix's Canadian facility a value equal to the amount we estimated that we would obtain upon disposal or sale. In 2002 and 2001, we recorded adjustments to and charges against the restructuring reserve as follows (amounts in thousands):

Liabilities for exit activities and integration recorded at acquisition	$ 6,716
Payments in 2000	(746)
Balance at December 31, 2000	5,970
Additional reserve recorded in 2001	1,500
Payments in 2001	(5,891)
Balance at December 31, 2001	1,579
Payments in 2002	(1,674)
Revision of estimate	95
Balance at December 31, 2002	$ –

In October 2001, we completed the sale of the Canadian facility for net proceeds of approximately $1.0 million, which we allocated to Genzyme Biosurgery. We adjusted the allocated fair value of the Canadian facility to equate to the proceeds of the disposal.

As of December 31, 2002, the restructuring was complete and a total of $8.3 million of costs had been charged for exit activity and integration costs.

In connection with the purchase of Biomatrix, we allocated approximately $82.1 million of the purchase price to IPR&D. In accordance with accounting principles generally accepted in the U.S., the

amount allocated to IPR&D was charged to expense in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery for the year ended December 31, 2000. Our management is responsible for determining the fair value of the acquired IPR&D. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. A 38% discount rate was used which is consistent with the risks of each project. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of Biomatrix up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of Biomatrix's IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery for the year ended December 31, 2000. Genzyme Biosurgery is amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 1.5 years to 11 years. As of December 31, 2002, except for our viscosupplementation product for the hip launched in Europe in 2002, the technological feasibility of the acquired programs and technology platforms had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

GelTex

In December 2000, we acquired GelTex. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition. The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Cash paid	$ 515,151
Issuance of 15.8 million shares of Genzyme General Stock.	491,181
Issuance of options and warrants to purchase 3.2 million shares of Genzyme General Stock	62,882
Existing equity investment in GelTex	2,500
Acquisition costs	4,321
Total purchase price	$1,076,035
Cash and cash equivalents	$ 67,656
Short-term investments	75,338
Prepaid expenses and other assets	24,669
Inventory	8,156
Property, plant & equipment	45,477
Intangible assets (to be amortized straight-line over 5 to 15 years)	465,109
Goodwill	452,544
In-process research and development	118,048
Deferred tax asset	35,016
Deferred compensation	10,206
Assumed liabilities	(47,789)
Deferred tax liability	(178,395)
Allocated purchase price	$1,076,035

The 15.8 million shares of Genzyme General Stock issued in exchange for all of the outstanding shares of GelTex common stock were valued at $491.2 million using the average trading price of Genzyme General Stock over three days before and after the September 11, 2000 announcement of the merger. Options and warrants to purchase approximately 3.2 million shares of Genzyme General Stock were valued at $62.9 million using the Black-Scholes model. In accordance with FIN 44, the intrinsic value of the portion of the unvested options related to the future service period of $10.2 million has been allocated to deferred compensation in stockholders' equity. The unvested portion was amortized to operating expense over the remaining vesting period of approximately one year, which concluded in December 2001.

As part of the acquisition of GelTex, we acquired all of GelTex's interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for the investment in RenaGel LLC under the equity method. Because we already owned a 50% interest in RenaGel LLC, the assets of RenaGel LLC were adjusted to fair value only to the extent of the 50% interest we acquired.

In connection with the purchase of GelTex, Genzyme General allocated approximately $118.0 million of the purchase price to IPR&D. Our management is responsible for determining the fair value of the acquired IPR&D. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. The discount rates used were consistent with the risks of each project, and ranged from 35% to 40%. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each

purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of GelTex up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of the GelTex IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2000. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 15 years. As of December 31, 2002, the technological feasibility of the acquired projects had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Except for our viscosupplementation product for the hip launched in Europe in 2002, substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technical feasibility. In addition, once research is completed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue and on the results of preclinical and clinical studies. We cannot give you assurances that any of these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Unaudited Pro Forma Financial Summary

The following unaudited pro forma financial summary is presented as if the acquisitions of Novazyme, Wyntek, Focal, GelTex and Biomatrix were completed as of January 1, 2001 and 2000. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated at these dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as acquired IPR&D charges of $86.8 million resulting from the acquisition of Novazyme, $8.8 million resulting from the acquisition of Wyntek, $118.0 million resulting from the acquisition of GelTex and $82.1 million resulting from the acquisition of Biomatrix are not reflected in the following unaudited pro forma financial summary:

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2001	2000
Total revenues	$1,232,190	$1,039,771
Income (loss) before cumulative effect of change in accounting for derivative financial instruments	(44,168)	2,154
Cumulative effect of change in accounting for derivative financial instruments, net of tax	4,167	–
Net income (loss)	(40,001)	2,154
Net income allocated to Genzyme General Stock:		
Net income allocated to Genzyme General Stock before cumulative effect of change in accounting for derivative financial instruments	$ 120,009	$ 153,825
Cumulative effect of change in accounting for derivative financial instruments	4,167	–
Net income allocated to Genzyme General Stock	$ 124,176	$ 153,825
Net income per share allocated to Genzyme General Stock:		
Basic:		
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$ 0.59	$ 0.81
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	–
Net income per share allocated to Genzyme General Stock	$ 0.61	$ 0.81

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2001	2000
Diluted		
Net income per share before cumulative effect of change in accounting for derivative financial instruments principle	$ 0.56	$ 0.76
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	–
Net income per share allocated to Genzyme General Stock	$ 0.58	$ 0.76
Weighted average shares outstanding:		
Basic	204,107	190,597
Diluted	213,234	215,049
Net loss allocated to Biosurgery Stock – basic and diluted	$(134,459)	$(129,045)
Net loss per share allocated to Biosurgery Stock – basic and diluted	$ (3.52)	$ (3.36)
Weighted average shares outstanding – basic and diluted	39,019	38,438

Note D. Disposition of Assets

Snowden-Pencer Products

In November 2001, we sold our Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $15.9 million in net cash, which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41 million at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale. We also recorded a related tax benefit of $4.7 million in our consolidated financial statements.

ATIII LLC

In July 2001, we transferred our 50% ownership interest in ATIII LLC, to GTC. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of GTC's products based on ATIII beginning three years after the first commercial sale of each such product; up to a cumulative maximum amount of $30.0 million. We will allocate any royalty amounts that we receive to Genzyme General. Prior to the transfer, we consolidated the results of ATIII LLC, and allocated it to Genzyme General, because we had control of ATIII LLC through our combined, direct and indirect ownership interest in the joint venture.

Note E. Derivative Financial Instruments

We use an interest rate swap to mitigate the risk associated with a floating rate lease obligation, and have designated the swap as a cash flow hedge. The notional amount of this swap at December 31, 2002 was $25.0 million. Because the critical terms of the swap agreement correspond to the related lease obligation, there were no amounts of hedge ineffectiveness during 2002. No gains or losses were excluded from the assessment of hedge effectiveness. We record the differential to be paid or received on the swap as incremental interest expense. The fair value of the swap at December 31, 2002, representing the cash requirements to settle the agreement, was a loss of approximately $(3.9) million.

We periodically enter foreign currency forward contracts, all of which have durations of three months. These contracts have not been designated as hedges and, accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement amount of foreign currency forward contracts outstanding at December 31, 2002 was $46.2 million. At December 31, 2002, these contracts had a fair value of $2.3 million, representing an unrealized loss. This amount has been recorded in our consolidated statement of operations and the combined statement of operations for Genzyme General for the year ended December 31, 2002 and in accrued expenses in our consolidated balance sheet and the combined balance sheet of Genzyme General as of December 31, 2002.

For the year ended December 31, 2002, we recorded a pre-tax charge of $2.1 million in other expense to reflect the change in value of our warrants to purchase shares of GTC common stock from January 1, 2002 to December 31, 2002. We also recorded a pre-tax charge of $1.6 million in other comprehensive income for the year ended December 31, 2002 to reflect the change in value of our interest rate swap contract during the period, net of tax.

In the normal course of business, we manage risks associated with foreign exchange rates, interest rates and equity prices through a variety of strategies, including the use of hedging transactions, executed in accordance with our management and accounting policies. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. We do not use derivative instruments for trading or speculative purposes.

Note F. Accounts Receivable

Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and

biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $18.9 million at December 31, 2002 and $14.2 million at December 31, 2001.

Note G. Inventories

(Amounts in thousands)	December 31, 2002	2001
Raw materials	**$ 45,751**	$ 52,586
Work-in-process	**77,274**	64,925
Finished products	**115,784**	53,898
Total	**$238,809**	$171,409

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2002, our total inventories include $7.5 million of inventory for products that have not yet been approved for sale. In addition, at December 31, 2002, a joint venture in which we have a 50% ownership interest has $17.3 million of inventory for a product that has not yet been approved for sale, of which $8.6 million represents our portion of the unapproved inventory of the joint venture.

Note H. Property, Plant and Equipment

(Amounts in thousands)	December 31, 2002	2001
Plant and equipment	**$ 409,371**	$ 317,707
Land and buildings	**385,294**	303,691
Leasehold improvements	**122,707**	122,800
Furniture and fixtures	**29,661**	23,139
Construction-in-progress	**200,122**	150,918
	1,147,155	918,255
Less accumulated depreciation	**(344,707)**	(282,941)
Property, plant and equipment, net	**$ 802,448**	$ 635,314

Our depreciation expense was $62.5 million in 2002, $56.7 million in 2001 and $33.6 million in 2000.

We capitalize costs we have incurred in validating the manufacturing process for products which have reached technological feasibility. As of December 31, 2002, capitalized validation costs, net of accumulated depreciation, were $15.3 million. We have capitalized the following amounts of interest costs incurred in financing the construction of our manufacturing facilities:

For the years ended December 31, 2002	2001	2000
$4.5 million	$4.2 million	$2.2 million

The estimated cost to complete the assets under construction as of December 31, 2002 is $271.5 million.

During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts, which we allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been reallocated as a capitalized cost of that facility.

In 1997, we temporarily suspended bulk production of HA at our bulk HA manufacturing facility in Haverhill, England, because we determined that we had sufficient quantities of HA on hand to meet the demand for our Sepra products for the near term. In the first quarter of 2002, we began a capital expansion program to build HA manufacturing capacity at one of our existing manufacturing facilities in Framingham, Massachusetts. During the third quarter of 2002, we determined that we had sufficient inventory levels to meet demand until the Framingham facility is completed and validated, which is estimated to be within one year. In connection with this assessment, at September 30, 2002, we concluded that we no longer require the manufacturing capacity at the HA plant in England and recorded an impairment charge of approximately $9.0 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery to write off the assets at the England facility.

In 2000, we recorded a $4.3 million charge for the write-off of abandoned equipment at our Springfield Mills manufacturing facility located in England. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

Note I. Goodwill and Other Intangible Assets

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic

tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and thus has been adopted by us effective at the beginning of fiscal year 2002.

Goodwill

Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, we ceased amortizing goodwill. At January 1, 2002, our gross goodwill totaled $799.5 million, including $4.3 million of acquired workforce intangible assets previously classified as other intangible assets at December 31, 2001, net of related deferred tax liabilities, of which $1.6 million was allocated to our Therapeutics reporting segment, $0.8 million was allocated to our Diagnostic Products reporting segment and $1.8 million was allocated to Genzyme Biosurgery.

In November 2001, we sold our Snowden-Pencer line of surgical instruments and recorded a loss of $25.0 million, which we allocated to Genzyme Biosurgery. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.

We completed the transitional and annual impairment tests for the $592.1 million of net goodwill related to our other reporting units during 2002, as provided by SFAS No. 142, and determined that no additional impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstance suggest that the carrying value of an asset may not be recoverable.

The following table contains the changes in our net goodwill during the year ended December 31, 2002 (amounts in thousands):

	As of December 31, 2001	Adjustments	Impairments	**As of December 31, 2002**
Goodwill:				
Genzyme General:				
Therapeutics [1]	$387,213	$(6,359)	$ –	**$380,854**
Renal [2]	82,508	(31)	–	**82,477**
Diagnostic Products [3]	32,427	789	–	**33,216**
Other	56,462	171	–	**56,633**
Total	558,610	(5,430)	–	**553,180**
Genzyme Biosurgery [4,5]	236,621	(491)	(113,859)	**122,271**
Genzyme Molecular Oncology	–	–	–	**–**
Total	795,231	(5,921)	(113,859)	**675,451**
Accumulated amortization	(97,809)	(1,156)	15,589	**(83,376)**
Goodwill, net	$697,422	$(7,077)	$ (98,270)	**$592,075**

[1] *Adjustments for our Therapeutics reporting segment include:*

- *$(8.8) million resulting from an adjustment to the value assigned to the deferred tax assets and liabilities recorded in connection with our acquisition of GelTex;*
- *$1.6 million of workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, resulting from our acquisition of GelTex reclassified as required by SFAS No. 142;*
- *$1.3 million resulting from an adjustment to value assigned to the deferred tax assets recorded in connection with our acquisition of Novazyme; and*
- *a $(0.5) million net decrease in goodwill resulting primarily from the reversal of $(1.3) million of excess integration and exit activity costs accruals related to our acquisition of Novazyme.*

[2] *During 2002, we created our Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, goodwill amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of our Therapeutics reporting segment. We have reclassified our 2001 goodwill disclosures by segment to conform to our 2002 presentation. Adjustments for our Renal reporting segment resulted from reclassifications related to our acquisition of GelTex.*

[3] *Adjustments for our Diagnostic Products reporting segment represent workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, resulting from our acquisition of Wyntek, reclassified as required by SFAS No. 142.*

[4] *Adjustments for Genzyme Biosurgery include:*

- *workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, of $1.4 million resulting from our acquisition of Biomatrix and $0.4 million resulting from our acquisition of Focal reclassified as required by SFAS No. 142; and*
- *$(2.3) million resulting from a reclassification adjustment related to our acquisition of Biomatrix.*

[5] *Impairment for Genzyme Biosurgery represents the impairment charge we recorded in 2002, in accordance with the transitional provisions of SFAS No. 142, related to the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit.*

Other Intangible Assets

The following table contains information on our other intangible assets for the periods presented (amounts in thousands):

	As of December 31, 2002			As of December 31, 2001		
	Gross Other Intangible Assets	**Accumulated Amortization**	**Net Other Intangible Assets**	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Technology	**$551,836**	**$ (88,222)**	**$463,614**	$551,743	$(44,253)	$507,490
Patents	**196,997**	**(37,014)**	**159,983**	196,968	(21,804)	175,164
Trademarks	**91,754**	**(15,945)**	**75,809**	91,754	(9,960)	81,794
License fees	**26,862**	**(7,261)**	**19,601**	25,460	(5,371)	20,089
Distribution agreements	**13,950**	**(3,550)**	**10,400**	13,950	(1,807)	12,143
Customer lists	**8,324**	**(4,031)**	**4,293**	8,324	(3,199)	5,125
Other	**12,242**	**(11,464)**	**778**	18,123	(10,704)	7,419
Total	**$901,965**	**$(167,487)**	**$734,478**	$906,322	$(97,098)	$809,224

All of our other intangible assets are amortized over their estimated useful lives which range between 1.5 years to 40 years. Total amortization expense for our other intangible assets was:

- $71.5 million for the year ended December 31, 2002;
- $69.8 million for the year ended December 31, 2001; and
- $11.9 million for the year ended December 31, 2000.

Amortization expense for each year presented includes $1.2 million related to the amortization of a non-compete agreement which is charged to cost of products sold. Amortization expense for the year ended December 31, 2001 excludes the expense related to the amortization of goodwill.

The estimated future amortization expense for other intangible assets for the five succeeding fiscal years is as follows (amounts in thousands):

Year ended December 31,	Estimated Amortization Expense
2003	$70,142
2004	69,725
2005	69,205
2006	66,703
2007	66,633

Adjusted Net Income (Loss)

The following tables present the impact SFAS No. 142 would have had on our amortization of intangibles expense and net income (loss) had the standard been in effect for the years ended December 31, 2001 and 2000 (amounts in thousands, except per share amounts):

	Year ended December 31, 2001			Year ended December 31, 2000		
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$ 121,124	$(52,541)	$ 68,583	$ 22,974	$(12,259)	$ 10,715
Net income (loss) before cumulative effect of change in accounting for derivative financial instruments	$(116,323)	$ 52,541	$(63,782)	$ (62,940)	$ 12,259	$ (50,681)
Cumulative effect of change in accounting for derivative financial instruments, net of tax	4,167	–	4,167	–	–	–
Net income (loss)	$(112,156)	$ 52,541	$(59,615)	$ (62,940)	$ 12,259	$ (50,681)
Net income allocated to Genzyme General Stock:						
Net income allocated to Genzyme General Stock before cumulative effect of change in accounting for derivative financial instruments	$ 40,376	$ 37,020	$ 77,396	$121,455	$ 6,608	$128,063
Cumulative effect of change in accounting for derivative financial instruments, net of tax	4,167	–	4,167	–	–	–
Net income allocated to Genzyme General Stock	$ 44,543	$ 37,020	$ 81,563	$121,455	$ 6,608	$128,063
Net income per share of Genzyme General Stock						
Basic:						
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$ 0.20	$ 0.18	$ 0.38	$ 0.71	$ 0.03	$ 0.74
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	–	0.02	–	–	–
Net income per share allocated to Genzyme General Stock	$ 0.22	$ 0.18	$ 0.40	$ 0.71	$ 0.03	$ 0.74
Diluted:						
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$ 0.19	$ 0.18	$ 0.37	$ 0.68	$ 0.03	$ 0.71
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	–	0.02	–	–	–
Net income per share allocated to Genzyme General Stock	$ 0.21	$ 0.18	$ 0.39	$ 0.68	$ 0.03	$ 0.71

	Year ended December 31, 2001			Year ended December 31, 2000		
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Net income (loss) allocated to Biosurgery Stock	$(126,981)	$15,521	$(111,460)	$(87,188)	$ 555	$(86,633)
Net income (loss) per share of Biosurgery Stock – basic and diluted	$ (3.34)	$ 0.41	$ (2.93)	$ (2.40)	$ 0.02	$ (2.38)
Net income (loss) allocated to Molecular Oncology Stock	$ (29,718)	$ –	$ (29,718)	$(23,096)	$2,227	$(20,869)
Net income (loss) per share of Molecular Oncology Stock – basic and diluted	$ (1.82)	$ –	$ (1.82)	$ (1.60)	$ 0.16	$ (1.44)
Net income (loss) allocated to Surgical Products Stock				$(54,748)	$3,339	$(51,409)
Net income (loss) per share of Surgical Products Stock – basic and diluted				$ (3.67)	$ 0.22	$ (3.45)
Net loss allocated to Tissue Repair Stock				$(19,833)	$ –	$(19,833)
Net loss per share of Tissue Repair Stock – basic and diluted				$ (0.69)	$ –	$ (0.69)

Note J. Investments in Marketable Securities and Strategic Equity Investments

Marketable Securities

	December 31,			
	2002		2001	
(Amounts in thousands)	**Cost**	**Market Value**	Cost	Market Value
Cash equivalents [1]:				
Corporate notes	**$ –**	**$ –**	$ 1,550	$ 1,552
U.S. Governmental agencies	**2,002**	**2,002**	22,646	22,720
Money market fund	**125,266**	**125,266**	149,233	149,233
	127,268	**127,268**	173,429	173,505
Short-term:				
Corporate notes [2]	**73,186**	**74,434**	47,221	47,921
U.S. Governmental agencies	**26,455**	**26,751**	16,084	16,464
Non U.S. Governmental agencies	**4,718**	**4,807**	1,042	1,066
U.S. Treasury notes	**–**	**–**	1,005	1,030
	104,359	**105,992**	65,352	66,481
Long-term:				
Corporate notes [2]	**480,144**	**498,869**	509,560	521,519
U.S. Governmental agencies	**129,901**	**134,833**	156,282	157,526
Non U.S. Governmental agencies	**25,586**	**26,571**	36,397	36,929
U.S. Treasury notes	**20,862**	**21,928**	89,611	91,792
	656,493	**682,201**	791,850	807,766
Total cash equivalents, short- and long-term investments	**$888,120**	**$915,461**	$1,030,631	$1,047,752
Investments in equity securities	**$ 52,954**	**$ 42,945**	$ 50,347	$ 88,686

[1] *Cash equivalents are included as part of cash and cash equivalents on our balance sheets.*

[2] *Short-term corporate notes includes $4.5 million of long-term corporate notes, allocated to Genzyme Molecular Oncology that mature in more than one year because Genzyme Molecular Oncology will need to utilize these investments within the next twelve months to fund its operating activities.*

The following table contains information regarding the range of contractual maturities of our investments in debt securities:

(Amounts in thousands)	December 31, 2002 Cost	2002 Market Value	2001 Cost	2001 Market Value
Within 1 year	**$227,133**	**$228,721**	$ 238,781	$ 239,986
1–2 years [(1)]	**163,997**	**169,465**	202,071	206,705
2–10 years [(1)]	**496,990**	**517,275**	589,779	601,061
	$888,120	**$915,461**	$1,030,631	$1,047,752

[(1)] *$4.5 million of long-term corporate notes, allocated to Genzyme Molecular Oncology, are classified as short-term investments as of December 31, 2002 because Genzyme Molecular Oncology will need to utilize these investments within the next twelve months to fund operating activities.*

Realized and Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

In December 2002, we recorded the following impairment charges because we considered the decline in value of these strategic equity investments to be other than temporary:

- $9.2 in connection with our investment in the common stock of GTC;
- $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group;
- $2.0 million in connection with our investment in the common stock of Dyax; and
- $0.8 million in connection with our investment in the common stock of Targeted Genetics.

Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. At December 31, 2002, our stockholders' equity includes unrealized losses of approximately $10.0 million, related to the other strategic equity investments in equity securities allocated to Genzyme General.

Offsetting these impairment charges we recorded and allocated to Genzyme General, are net realized gains of $0.9 million from the sale of investments in equity securities for the year ended December 31, 2002.

We recorded charges of $11.8 million in 2001 in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics. We allocate these investments to Genzyme General.

In August 2001, Pharming Group filed for receivership in order to seek protection from its creditors. In 2001, we recorded a charge of $8.5 million, representing an at-cost write-down of our investment in Pharming Group common stock. We allocate this investment to Genzyme General.

In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held. As a result of this merger, we recorded a $1.2 million charge to reflect the fair market value of our investment in Aronex at June 30, 2001. We allocate this investment to Genzyme General.

During 2000, we recorded gains of $16.4 million resulting from sales of portions of our investment in GTC common stock. We also recognized a $7.6 million gain resulting from the acquisition of Celtrix Pharmaceuticals, Inc. by Insmed Pharmaceuticals, Inc. in which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. The tax effect of these gains was offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. We allocate these investments to Genzyme General.

In 2000, we determined that our investment in the common stock of Focal, Inc., which we allocated to Genzyme Biosurgery, was impaired. As a result, we recorded a charge to operations of $7.3 million in 2000, which we allocated to Genzyme Biosurgery.

We record gross unrealized holding gains and losses related to our investments in marketable securities and strategic equity investments, to the extent they are determined to be temporary, in stockholders' equity. The following table sets forth the amounts recorded:

	December 31, 2002	2001
Unrealized holding gains	**$27.4 million**	$56.2 million
Unrealized holding losses	**$10.1 million**	$ 0.6 million

We allocate strategic investments in equity securities of unconsolidated entities to our operating divisions. All of the investments included in the following table are allocated to Genzyme General:

(Amounts in thousands)	December 31, 2002 Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Abiomed, Inc.	$15,804	$ 8,400	$ (7,404)
BioMarin Pharmaceutical Inc.	18,000	14,823	(3,177)
Cambridge Antibody Technology Group plc [1,2]	2,910	2,910	–
Dyax Corporation [2]	991	991	–
GTC [2]	5,811	5,811	–
Healthcare Ventures V., L.P.	2,121	2,121	–
Oxford Bioscience Partners IV, L.P	1,250	1,250	–
MPM BioVentures III – QP, L.P.	500	500	–
Pharming Group, N.V. [1]	–	572	572
ProQuest Investments II, L.P.	1,861	1,861	–
Targeted Genetics Corporation [2]	206	206	–
ViaCell, Inc.	3,500	3,500	–
Total at December 31, 2002	**$52,954**	**$42,945**	**$(10,009)**

(Amounts in thousands)	December 31, 2001 Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Total at December 31, 2001	$50,347	$88,686	$38,339

(1) *Our investment in Cambridge Antibody Technology Group is denominated in British pounds sterling and our investment in Pharming Group is denominated in Euros. We translated these investments into U.S. dollars at the current exchange rates for each of these currencies on December 31, 2002.*

(2) *In December 2002, we recorded impairment charges because we considered the decline in value of these investments to be other than temporary.*

GTC

On April 4, 2002, GTC purchased approximately 2.8 million shares of GTC common stock held by us and allocated to Genzyme General for an aggregate consideration of approximately $9.6 million. We received approximately $4.8 million in cash and a promissory note for the remaining amount of approximately $4.8 million, which we have recorded as a note receivable – related party in our consolidated balance sheet and the combined balance sheet of Genzyme General for the year ended December 31, 2002. The shares of GTC common stock were valued at $3.385 per share in this transaction, using the simple average of the high and low transaction prices quoted on the Nasdaq National Market on April 1, 2002. We have committed to a 24-month lock-up provision on the remaining 4.9 million shares of GTC common stock held by us and allocated to Genzyme General, which is approximately 18% of the shares of GTC common stock outstanding as of December 31, 2002. We accounted for our investment in GTC under the equity method of accounting until May 2002, at which point our ownership interest and board representation was reduced below 20% and we did not have any other factors of significant influence. Accordingly, we ceased to have significant influence over GTC and we began accounting for our investment in GTC under the cost method of accounting in June 2002.

We hold warrants to purchase up to 288,000 shares of GTC common stock at an exercise price of $4.875 per share and warrants to purchase 145,000 shares of GTC common stock at an exercise price of $2.84375 per share. Both GTC warrants are currently exercisable for the underlying shares of GTC common stock.

We recorded in net loss of unconsolidated affiliates our portion of GTC's results through May 2002. Our recognized portion of GTC's net losses was $1.9 million in 2002, $4.3 million in 2001 and $2.1 million in 2000. The fair market value of our investment in GTC common stock was $5.8 million at December 31, 2002 and $45.1 million at December 31, 2001.

In February 2000, we converted $6.6 million in shares of Series B convertible preferred stock of GTC into approximately $1.0 shares of GTC common stock.

In 2000, we recorded gains of $22.7 million relating to public offerings of common stock by GTC. We recorded this gain as gain on affiliate sale of stock and allocated it to Genzyme General.

Agreements with GTC

We have a number of agreements with GTC, including the following:

- services agreement under which GTC pays us for services provided by us, including treasury, data processing and laboratory support services;
- sublease agreement under which we sublease a portion of one of our facilities in Framingham, Massachusetts to GTC; and
- research and development agreement under which each of the parties performs research services for the other.

During 2002, we received approximately $3.3 million from GTC under these agreements. At December 31, 2002, GTC owed Genzyme $2.4 million under these agreements.

Our revenues from research and development agreements with GTC were $2.7 million in 2002, $3.2 million in 2001 and $0.5 million in 2000.

The following tables contain condensed statement of operations and balance sheet data for GTC:

(Amounts in thousands)	Years Ended December 31, **2002**	2001	2000
Revenues	**$ 10,379**	$ 13,740	$ 88,149
Operating loss	**(25,909)**	(13,384)	(10,239)
Net loss	**(24,320)**	(16,556)	(13,143)

(Amounts in thousands)	At December 31, **2002**	2001
Current assets	**$61,459**	$47,323
Noncurrent assets	**33,913**	72,809
Current liabilities	**13,771**	18,102
Noncurrent liabilities	**12,831**	80

ATIII LLC

In 1998, we formed ATIII LLC with GTC. The collaboration agreement provided that we fund 70% of the first $33.0 million in development costs, excluding facility costs, under this program, 50% of all development costs thereafter, and 50% of all new facility costs to be incurred by ATIII LLC. However, under an interim funding agreement, we shared the costs of this program incurred between January 1, 2001 and February 2, 2001 equally with GTC. As our combined direct and indirect interest in ATIII LLC was in excess of 50%, we consolidated the results of ATIII LLC and recorded GTC's portion of the ATIII LLC's losses as minority interest. We allocated our ownership interest in ATIII LLC to Genzyme General.

In July 2001, we transferred our 50% ownership interest in ATIII to GTC. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of GTC's products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million. We will allocate any royalty payments we receive to Genzyme General.

Dyax Corp.

In October 1998, we entered into a collaboration agreement with Dyax to develop and commercialize one of Dyax's proprietary compounds for the treatment of chronic inflammatory diseases. In May 2002, we restructured our collaboration agreement with Dyax for the development of the kallikrein inhibitor DX-88. As a result, our option to acquire a 50% interest in DX-88 for hereditary angioedema, or HAE, and other potential indications will be exercisable after the first phase 2 clinical trial of DX-88 for use in HAE has concluded and we have had an opportunity to review the data. The restructured agreement also provides Dyax with an option to acquire our interest in the potential application of DX-88 for the reduction of blood loss and other effects of systemic inflammatory responses in surgery. This option expires in March 2003.

Under the revised collaboration agreement, the line of credit we extended to Dyax was increased from $3.0 million to $7.0 million. In connection with the increase, Dyax issued a senior secured promissory note in the principal amount of $7.0 million to us under which it can request periodic advances of not less than $250,000 in principal, subject to certain conditions. Advances under this note bear interest at the prime rate plus 2%, which was 6.3% at December 31, 2002, and are due, together with any accrued but unpaid interest, in May 2005. As of December 31, 2002, Dyax had drawn $7.0 million under the note, which we have recorded as a note receivable-related party in our consolidated balance sheet and the combined balance sheet of Genzyme General. Dyax is considered a related party because the chairman and chief executive officer of Dyax is a member of our board of directors and two of our directors are directors of Dyax. Pursuant to the terms of the note, we are not obligated to make advances in excess of $1.5 million during any calendar quarter.

We have two license agreements with Dyax Corp. for Dyax's phage display technology. We pay annual license maintenance fees of $50,000 for this license. We will also make milestone payments and pay royalties on net sales of diagnostic and therapeutic products discovered, made or developed using the licensed technology. From September 1996 through April 2002, we subleased office and laboratory space in Cambridge, Massachusetts to Dyax. Rental payments under this sublease were $53,943 per month. Dyax paid approximately $215,773 in sublease fees to us during 2002.

Note K. Investments in Joint Ventures

Our investment in joint ventures is included in other assets, non-current, on our balance sheet. Except as described below, we own a 50% interest in the following joint ventures, all of which are allocated to Genzyme General:

Joint Venture	Partner(s)	Effective Date	Product/Indication
BioMarin/ Genzyme LLC	BioMarin Pharmaceutical Inc.	September 1998	Aldurazyme enzyme for the treatment of mucopolysaccharidosis-I
Pharming/ Genzyme LLC	Pharming Group N.V. [1]	October 1998	Human alpha-glucosidase for the treatment of Pompe disease (transgenic product)
Genzyme/ Pharming Alliance LLC	Pharming Group N.V. [1]	June 2000	Human alpha-glucosidase for the treatment of Pompe disease (produced using CHO cells)
Diacrin/ Genzyme LLC [2]	Diacrin, Inc.	October 1996	Products using porcine fetal cells; for the treatment of Parkinson's and Huntington's diseases

[1] In August 2001, Pharming Group and certain of its affiliates filed for court-supervised receivership. We thereafter committed to fund all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenic human alpha-glucosidase to the patients who were enrolled in the clinical trial of the product until they could be transitioned to a CHO-cell derived product. We also acquired the manufacturing facility in Geel, Belgium that was operated by Pharming Group's subsidiary Pharming N.V. as part of our effort to ensure the continued supply of the transgenic product to these patients. Also in August 2001, we terminated our strategic alliance agreement with Pharming Group and certain of its affiliates for the development of a CHO-cell derived product for Pompe disease due to Pharming Group's failure to make funding payments, and thereby assumed full operational and financial responsibility for the development of the CHO-cell derived product and

Genzyme/Pharming Alliance LLC, which became our wholly-owned subsidiary. In August 2002, we finalized settlement arrangements with Pharming Group and certain of its affiliates related to the Pompe programs. As part of the settlement arrangements, Pharming Group and certain of its affiliates assigned or exclusively licensed to us their intellectual property related to Pompe disease and transferred their interest in Pharming/Genzyme LLC to us. Pharming/Genzyme LLC is now our wholly-owned subsidiary. Pharming Group and certain of its affiliates came out of receivership later in 2002, but are no longer involved in the Pompe program.

(2) *The joint venture is no longer actively developing these products.*

The following tables describe:

- the amount of funding we have provided to each joint venture and unconsolidated affiliate to date;
- amounts due to us by each joint venture and unconsolidated affiliate as of December 31, 2002 for services we provided on behalf of the joint venture, which we have recorded on our balance sheet as prepaids and other current assets;
- our portion of the losses of each joint venture and unconsolidated affiliate for the periods presented, which we have recorded as charges to equity in net loss of unconsolidated affiliates in our statement of operations; and
- total net losses of each joint venture and unconsolidated affiliate for the periods presented.

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	**Total Funding through December 31, 2002**	**Receivables as of December 31, 2002**
BioMarin/Genzyme LLC	**$ 65.2**	**$2.8**
Pharming/Genzyme LLC	**21.9**	**-**
Genzyme/Pharming Alliance LLC	**8.5**	**-**
Diacrin/Genzyme LLC	**33.1**	**-**
GTC	**-**	**2.4**
Totals	**$128.7**	**$5.2**

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	Our Portion of the Net Losses from Our Unconsolidated Affiliates			Total Losses of Our Unconsolidated Affiliates		
	2002	2001	2000	**2002**	2001	2000
BioMarin/Genzyme LLC	**$(14.5)**	$(18.5)	$(12.6)	**$(29.6)**	$(36.9)	$(25.3)
Diacrin/Genzyme LLC	**(0.5)**	(2.3)	(6.2)	**(0.7)**	(3.1)	(8.2)
GTC	**(1.9)**	(4.3)	(2.1)	**(24.3)**	(16.6)	(13.1)
RenaGel LLC	**-**	-	(15.9)	**-**	-	(10.7)
Pharming/Genzyme LLC	**-**	(2.9)	(6.6)	**-**	(5.8)	(13.3)
Genzyme/Pharming Alliance LLC	**-**	(6.5)	(1.5)	**-**	(13.0)	(2.9)
Focal, Inc.	**-**	(1.3)	-	**-**	(6.0)	-
Other	**-**	0.1	(0.1)	**-**	0.3	(0.1)
Totals	**$(16.9)**	$(35.7)	$(45.0)	**$(54.6)**	$(81.1)	$(73.6)

Condensed financial information for our joint ventures and unconsolidated affiliates, excluding GTC, is summarized below:

(Amounts in thousands)	For the years ended December 31, **2002**	2001	2000
Revenue	**$ 296**	$ 1,519	$ 47,083
Gross profit	**(7,692)**	(969)	23,748
Operating expenses	**(22,776)**	(69,450)	(107,621)
Net loss	**(30,321)**	(67,545)	(60,280)

(Amounts in thousands)	December 31, **2002**	2001
Current assets	**$28,080**	$ 11,538
Noncurrent assets	**-**	106
Current liabilities	**5,019**	28,817
Noncurrent liabilities	**-**	-

Agreements and Transactions with Pharming Group N.V.

In 2002, we cancelled our manufacturing contract for the clinical development of the CHO therapy licensed from Synpac and we recorded and allocated to Genzyme General a charge of $8.8 million to research and development to reflect bulk product purchases and contract cancellation charges. The cancellation of our contract with Synpac was a result of our comparison study of our enzyme programs for the treatment of Pompe disease that we concluded during the first quarter of 2002. The enzyme programs included:

- the transgenic enzyme developed by Pharming/Genzyme LLC, our joint venture with Pharming Group;
- the internally developed enzyme derived from a CHO-cell line;

- the CHO enzyme licensed from Synpac (North Carolina), Inc. in 2000; and
- an enzyme produced using technology we obtained in the Novazyme acquisition in 2001.

The analysis of the data from the study indicated that our internally developed CHO-cell product offers the clearest and most efficient pathway to commercialization based on both clinical and manufacturing considerations. In addition to the cancellation of our contract with Synpac and the $8.8 million charge, we:

- will continue to supply the CHO therapy licensed from Synpac to patients participating in the extensions of clinical trials, until they can be transitioned to the internally developed CHO-cell product; and
- will proceed with the pre-clinical development of an enzyme produced using technology we obtained through the acquisition of Novazyme as a potential next-generation therapy for Pompe disease and utilize Novazyme's engineering technologies to develop improved second-generation versions of our marketed products and optimal products for the treatment of other LSDs.

In 2001, we recorded $27.0 million of charges to selling, general and administrative expenses resulting from Pharming Group N.V.'s decision to file for and operate under a court-supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group, and a charge of $16.8 million representing our commitment to fund all of the operations of the LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the patients currently enrolled in the clinical trial of this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August 2001 and have assumed full operational and financial responsibility for the development of the CHO-cell product. Pharming/Genzyme LLC, the vehicle for our joint venture with Pharming Group covering a transgenic product for Pompe disease continues to exist; however, we do not intend to commercialize this product.

As of December 31, 2002, only three patients of the nine patients enrolled in the clinical trial of the transgenic product have not been transitioned to a CHO-cell derived product. We determined we had sufficient quantities of transgenic product to cover the patients until they are finally transferred. As a result, we revised our estimated cost of this legal obligation and reversed $5.5 million of amounts in excess of requirements to selling, general and administrative expense in December 2002.

At December 31, 2002, $2.6 million remained in the reserve for our contractual obligation to provide transgenic product as follows (amounts in thousands):

Initial commitment to fund the operations of the transgenic program	$16,807
Payments in 2001	(2,683)
Balance at December 31, 2001	14,124
Payments in 2002	(6,031)
Revision of estimate	(5,497)
Balance at December 31, 2002	$ 2,596

In 2001, we recorded a charge of $4.7 million to research and development expenses, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we determined was uncollectible. We allocated this charge to Genzyme General.

Note L. Accrued Expenses

	December 31,	
(Amounts in thousands)	**2002**	2001
Compensation	**$ 65,880**	$ 51,827
Purchase accrual	**27,548**	12,508
Bank overdraft	**18,194**	19,468
Other	**79,132**	60,937
Total accrued expenses	**$190,754**	$144,740

Note M. Long-Term Debt and Leases

Long-Term Debt and Capital Lease Obligations

While we are responsible for repaying all long-term debt and capital lease obligations, we allocate these obligations to our operating divisions for financial reporting purposes based on the intended use of the funds.

Our long-term debt and capital lease obligations consist of the following:

	December 31,	
(Amounts in thousands)	**2002**	2001
3% convertible subordinated debentures due May 2021	**$ 575,000**	$575,000
Revolving credit facility maturing in December 2003	**284,000**	234,000
6.9% convertible subordinated note due May 2003	**10,000**	10,000
Notes payable	**7**	6,723
Capital lease obligations	**25,768**	26,832
	$ 894,775	$852,555
Less current portion	**(294,737)**	(7,746)
Total	**$ 600,038**	$844,809

Over the next five years, we will be required to repay the following principal amounts on our long-term debt (excluding capital leases) (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$294.0	–	–	$575.0	–	–

3% Convertible Subordinated Debentures

In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021. After deducting the underwriter's discount and offering costs of $12.9 million, net proceeds from the offering were approximately $562.1 million. We have allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We pay interest on these debentures on May 15 and November 15 each year.

Holders may surrender their debentures for conversion into shares of Genzyme General Stock at a conversion price of approximately $70.30 per share, subject to adjustment, if any of the following conditions is satisfied:

- if the closing sale price of Genzyme General Stock for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender is more than 110% of the conversion price per share of Genzyme General Stock;
- if we have called the debentures for redemption; or
- upon the occurrence of specified corporate transactions.

Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. The redemption price would be 100.75% of the principal amount if redeemed from May 20, 2004 through May 14, 2005, and 100% of the principal amount thereafter.

Interest expense related to these debentures was $20.0 million in 2002, which includes $2.8 million for amortization of offering costs and $12.9 million in 2001, which includes $1.8 million for amortization of offering costs. The fair value of these debentures was $532.6 million at December 31, 2002 and $631.8 million at December 31, 2001.

5¼% Convertible Subordinated Notes

In June 2001, we completed the redemption of our $250.0 million in principal of 5¼% convertible subordinated notes that were originally due 2005. Prior to the redemption date, holders of the notes elected to convert substantially all of the principal of the notes into approximately 12,597,000 shares of Genzyme General Stock, 685,000 shares of Biosurgery Stock and 682,000 shares of Molecular Oncology Stock. On June 15, 2001, the redemption date, we redeemed the remaining notes using cash allocated to Genzyme General.

Revolving Credit Facility

At December 31, 2000, we had access to a $500.0 million revolving credit facility, $150.0 million of which matured in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000, $368.0 million was outstanding under this facility, $150.0 million of which was allocated to Genzyme General and $218.0 million of which was allocated to Genzyme Biosurgery. In May 2001, we repaid the $150.0 million we had drawn under this facility to finance a portion of the cash component of the GelTex merger consideration. In November 2001, we drew an additional $17.0 million under the $350.0 million facility that matures in December 2003, all of which was allocated to Genzyme Biosurgery. In December 2001, we repaid $1.0 million of the funds drawn under this facility using cash allocated to Genzyme Biosurgery. We allowed the $150.0 million facility to expire without renewal at its maturity date in December 2001. As of December 31, 2002, we have access to a $350.0 million revolving credit facility that matures in December 2003, of which $284.0 million remained outstanding and allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin, which was, in the aggregate, 2.5% at December 31, 2002. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants. We intend to refinance our revolving credit facility in 2003.

5% Convertible Subordinated Debentures

In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures that were originally due 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1,305,000 shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General.

6.9% Convertible Subordinated Note

In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note due May 14, 2003 in favor of UBS Warburg LLC. At December 31, 2002, $10.0 million principal amount of this note remained outstanding. We use cash allocated to Genzyme Biosurgery to satisfy debt service on this note.

Notes Payable

In connection with our acquisition of Novazyme in September 2001, we assumed a note payable that matured in December 2002, in the amount of $1.6

million. In connection with our acquisition of GelTex in December 2000, we assumed notes payable, which matured in June and September 2002, aggregating $5.4 million. We used cash allocated to Genzyme General to satisfy these debts.

Capital Leases

In connection with our acquisition of GelTex in December 2000, we assumed a capital lease obligation pursuant to an October 1998 lease agreement for the construction of GelTex's administrative offices in Waltham, Massachusetts. The lease provides for the lessor to fund the construction of the facility in exchange for interest-only lease payments equal to the total amount funded by the lessor multiplied by the LIBOR rate plus 1.8%. The construction was completed in October 1999 and the construction costs funded by the lessor aggregated $25.0 million. After giving effect to an interest rate swap agreement, we make monthly interest payments of $187,000 based on a fixed rate of 8.99% and an outstanding principal amount of $25.0 million. Therefore, we will make annual interest payments under this lease of approximately $2.1 million each year through 2005. The $25.0 million capital lease obligation and corresponding building is recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General. The building is being depreciated over its estimated useful life.

During the term of the lease, we have the option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million, plus any accrued and unpaid lease payments and certain other costs, which aggregate amount is referred to as the Purchase Option Price. At the end of the lease term of October 31, 2005, we have the option to:

- purchase the building and improvements for the Purchase Option Price;
- arrange for the facility to be purchased by a third party; or
- return the building and improvements to the lessor.

In the case of the latter two options, however, we are contingently liable to the extent the lessor is not able to realize 85% of the Purchase Option Price upon the sale or disposition of the property.

In December 2000, in connection with the acquisition of Biomatrix, we assumed the remaining principal balance of $1.5 million due under a $2.3 million capital lease that Biomatrix had entered into with GE Capital in December 1998. The lease has a five-year term, a coupon rate of 7.4%, and is payable in equal monthly installments. Certain of the machinery and equipment we acquired through the merger is pledged as collateral for this financing.

In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in the second half of 2003 and the value of the building and related obligation will be recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General when we begin to occupy the space. We have included estimated payments for this lease in the summary capital lease schedule below. The lease term is for fifteen years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.

Over the next five years and thereafter, we will be required to repay the following amounts under non-cancellable capital leases (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$6.4	$10.7	$35.7	$8.5	$8.5	$101.3

Operating Leases

In July 2002, we entered into an agreement to lease 61,101 square feet of additional office space in Cambridge, Massachusetts. We allocate the future minimum payments due under the lease 50% to Genzyme General and 50% to Genzyme Biosurgery based upon our current assessment of the long-term occupancy ratio for this location. The term of the lease is seven years with rent payable monthly in advance commencing on October 1, 2002. Remaining fixed rent payments during the term of the lease are as follows (amounts in thousands):

	Allocated to		
	Genzyme General	Genzyme Biosurgery	Total
2003	$1,016	$1,016	$ 2,032
2004	1,045	1,045	2,090
2005	1,076	1,076	2,152
2006	1,099	1,099	2,198
2007	1,099	1,099	2,198
Thereafter	1,923	1,923	3,846
Total	$7,258	$7,258	$14,516

Pursuant to the terms of the lease agreement, we are obligated to pay, in addition to yearly fixed rent, our pro rata share of the landlord's operating costs and the real estate taxes for the property in excess of the landlord's operating costs and real estate taxes for 2002. In addition, the landlord will charge us for direct use of electricity at cost. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms with rent equal to the greater of the current base rent

or 95% of fair market value. The lease also provides three options to lease a total of 45,577 square feet of additional space at the property and first offer options on additional space that becomes available in the building.

In May 2002, we entered into an agreement to lease an 85,808 square foot building and related parking area in Westborough, Massachusetts for our genetic testing business. The term of the lease is ten years with rent payable in advance commencing August 1, 2002. Remaining fixed rent payments during the term of the lease are as follows (amounts in thousands):

2003	$ 627
2004	714
2005	930
2006	1,060
Thereafter	7,097
Total	$10,428

Pursuant to the terms of the net lease agreement, we are obligated to pay, in addition to yearly fixed rent, the taxes, betterment assessments, insurance costs, utility charges, base operating costs and certain other expenses related to the property under lease. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms and a one-time option, exercisable during the first five years of the lease, to purchase the land and building under lease.

We lease facilities and personal property under non-cancellable operating leases with terms in excess of one year. Our total expense under operating leases was (amounts in millions):

For the years ended December 31,		
2002	2001	2000
$35.5	$33.7	$27.7

Over the next five years and thereafter, we will be required to pay the following amounts under non-cancellable operating leases (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$32.7	$27.7	$20.6	$13.6	$10.5	$109.6

In June 1992, we entered into a 65-year land lease with an unaffiliated lessor. Our expenses under this lease, which are allocated to Genzyme General, were $1.5 million in each of 2002, 2001 and 2000. Our rent under this lease increases every five years based on the Consumer Price Index or, at a minimum, 3% per year.

In August 2001, we entered into a lease agreement with an unaffiliated lessor for approximately 16 acres of land at the Waterford Industrial Estate in the county of Waterford, Ireland. The land will be used for the development of a multi-product manufacturing center. The lease term is for 999 years with a *de minimis* amount of rent payable in advance on January 1st of each year.

Note N. Stockholder's Equity

Preferred Stock

	At December 31, 2002			At December 31, 2001		
Series	**Authorized**	**Issued**	**Outstanding**	Authorized	Issued	Outstanding
Series A Junior Participating, $0.01 par value	**2,000,000**	**–**	**–**	2,000,000	–	–
Series B Junior Participating, $0.01 par value	**1,000,000**	**–**	**–**	1,000,000	–	–
Series C Junior Participating, $0.01 par value	**400,000**	**–**	**–**	400,000	–	–
Undesignated	**6,600,000**	**–**	**–**	6,600,000	–	–
Total	**10,000,000**	**–**	**–**	10,000,000	–	–

Our charter permits us to issue shares of preferred stock at any time in one or more series. Our board of directors will establish the preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock before it is issued.

Stock Rights

Under our shareholder rights plan, each outstanding share of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock also represents one preferred stock purchase right for that series of stock. When the stock purchase rights become exercisable, the holders of our common stock will be entitled to purchase the following:

- Genzyme General Stock right: one share of Series A Junior Participating Preferred Stock, par value $0.01 per share, for $150.00;
- Biosurgery Stock right: one share of Series B Junior Participating Preferred Stock, par value $0.01 per share, for $80.00; and
- Molecular Oncology Stock right: one share of Series C Junior Participating Preferred Stock, par value $0.01 per share, for $26.00.

A stock purchase right becomes exercisable either:

- ten days after our board of directors announces that a third party has become the owner of 15% or more

of the total voting power of our outstanding common stock combined; or

- ten business days after a third party announces or initiates a tender or exchange offer that would result in that party owning 15% or more of the total voting power of our outstanding common stock combined.

In either case, the board of directors can extend the ten-day delay. These stock purchase rights expire in March 2009.

Common Stock

We have three series of common stock – Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock – which we also refer to as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company.

The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stocks.

Our charter also requires that distributions be made to holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to that stock's corresponding division are sold to a third party. This mandatory distribution can be in the form of a dividend, a redemption of the division's related tracking stock or an exchange of that tracking stock for Genzyme General Stock, as chosen by our board of directors in its discretion. The distribution, if by dividend or redemption, must equal in value the net after-tax proceeds received from the sale. If our board of directors chooses to make the distribution by issuing Genzyme General Stock in exchange for the selling division's related tracking stock, then the exchange must be effected at a 10% premium to the corresponding tracking stock's average market price calculated over a ten day period beginning on the first business day following the announcement of the sale.

While tracking stock is designed to reflect a division's performance, it is common stock of the entire company. Therefore, a holder of tracking stock is a common stockholder subject to risks of investing in the business, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to any division are nonetheless subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, a holder of tracking stock would have no direct claim against the assets allocated to the corresponding tracked division; a holder of tracking stock would only have the rights of a common stockholder in the combined assets of Genzyme, subject also to the Genzyme charter's allocation of liquidation units as discussed below under the subheading "Liquidation Units."

Common Stock

Series	At December 31, 2002			At December 31, 2001	
	Authorized	Issued	Outstanding	Issued	Outstanding
Genzyme General Stock, $0.01 par value	500,000,000	214,813,668	214,707,310	213,179,196	213,072,838
Genzyme Biosurgery Stock, $0.01 par value	100,000,000	40,482,299	40,482,299	39,554,105	39,554,105
Genzyme Molecular Oncology Stock, $0.01 par value	40,000,000	16,898,820	16,898,820	16,762,331	16,762,331
Undesignated	50,000,000	-	-	–	–
Total	690,000,000	272,194,787	272,088,429	269,495,632	269,389,274

Rights of Common Stock

Voting Rights

Genzyme General Stock is entitled to one vote per share, which is never adjusted. However, the votes per share of our other series of common stock are adjusted every two years. Specifically, on January 1, 2003 and every second anniversary thereafter, the vote per share to which each series is entitled will be recalculated based on that stock's fair market value divided by the fair market value of a share of Genzyme General Stock, with "fair market value" meaning the average closing price over the 20 consecutive trading days beginning the 30th trading day preceding the January 1st adjustment date. At December 31, 2002 each series of common stock was entitled the following vote per share:

Series	Vote Per Share
Genzyme General Stock	1.00
Biosurgery Stock	0.28
Molecular Oncology Stock	0.28

As stated above, on January 1, 2003, the voting rights for Biosurgery Stock and Molecular Oncology Stock were adjusted based on the fair market value of the stock. The adjusted voting rights are as follows:

Series	Vote Per Share
Genzyme General Stock	1.00
Biosurgery Stock	0.08
Molecular Oncology Stock	0.07

Liquidation Units

If we were to dissolve, liquidate or wind up our affairs, other than as part of a merger, business combination or sale of substantially all of our assets, our stockholders would receive any remaining assets according to the percentage of total liquidation units that they hold. Each series of our common stock is entitled to the following liquidation units:

Series	Units
Genzyme General Stock	100
Biosurgery Stock	100
Molecular Oncology Stock	50

Although we adjust liquidation units to prevent dilution in the event of some subdivisions, combinations or distributions of common stock, we do not adjust them to reflect changes in the relative market value or performance of the tracked divisions.

Two-for-One Stock Split

At our annual meeting on May 31, 2001, our shareholders approved an amendment to our charter which increased the total number of authorized shares of Genzyme common stock from 390,000,000 to 690,000,000 and increased the number of such shares designated as Genzyme General Stock from 200,000,000 to 500,000,000. On June 1, 2001, we completed a two-for-one split of Genzyme General Stock by means of a 100% stock dividend paid to holders of Genzyme General Stock of record on May 24, 2001. We distributed a total of 97,183,724 shares of Genzyme General Stock to holders of Genzyme General Stock in connection with the stock split. All share and per share amounts for Genzyme General Stock have been retroactively revised for all periods presented to reflect the two-for-one split.

Stock Offering

In July 2000, we sold 1,607,400 shares of Molecular Oncology Stock to a limited number of purchasers at a price of $12.91 per share. We received approximately $20.7 million of net proceeds from the offering, which we allocated to Genzyme Molecular Oncology.

Directors' Deferred Compensation Plan

Each member of our board of directors who is not also one of our employees may defer receipt of all or a portion of the cash compensation payable to him or her as a director and receive either cash or stock in the future. Under this plan, the director may defer his or her compensation until his or her services as a director cease or until another date specified by the director.

Under a deferral agreement, a participant indicates the percentage of deferral to allocate to cash and stock, upon which a cash deferral account and a stock deferral account is established. The cash account bears interest at the rate paid on 90-day Treasury bills with interest payable quarterly.

The stock account is for amounts invested in hypothetical shares of Genzyme General Stock, Biosurgery Stock or Molecular Oncology Stock. Under the deferral agreement, a participant directs us how to allocate amounts among each series of stock. These amounts will be converted into shares quarterly at the average closing price of the stock for all trading days during the quarter, for each series of stock.

Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the

year following a director's termination of service or, subject to certain restrictions, in any year elected by the participant. As of December 31, 2002, three of the seven eligible directors had accounts under this plan, and one director is currently participating under this plan.

We have reserved the following numbers of shares to cover distributions credited to stock accounts under the plan:

- 100,000 shares of Genzyme General Stock;
- 63,820 shares of Biosurgery Stock; and
- 50,000 shares of Molecular Oncology Stock.

We had not made any stock distributions under this plan as of December 31, 2002. In January 2002, we made a cash distribution of $15,783 to one director under the terms of his deferral agreement.

Equity Plans

The 2001 Equity Incentive Plan is an amendment and restatement of the 1990 Equity Incentive Plan which was merged into the 2001 Equity Incentive Plan and approved by stockholders in May 2001. The purpose of the plan is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. All of our employees are eligible to receive grants under the 2001 Equity Incentive Plan. The plan provides for the grant of incentive stock options, nonstatutory stock options, and restricted or unrestricted stock awards which may be based on specified performance measures. The exercise price of option grants may not be less than the fair market value at the date of grant. Options granted under the plan may not be re-priced without stockholder approval. Each grant has a maximum term of ten years and generally vests over four years. The compensation committee of our board determines the terms and conditions of each award, including who is eligible to receive awards, the form of payment of the exercise price, the number of shares granted and the exercisability date.

The purpose of the 1997 Equity Incentive Plan is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. All of our employees, except for our officers and directors, are eligible to receive grants under this plan. The 1997 Equity Incentive Plan provides for the grant of nonstatutory stock options, stock equivalents, stock appreciation rights and restricted or unrestricted stock awards. No incentive stock options may be granted under the 1997 Equity Incentive Plan. The exercise price of option grants may not be less than the fair market value at the date of grant. Option grants have a maximum term of ten years and generally vest over four years. The compensation committee of our board determines the terms and conditions of each award, including who is eligible to receive awards, the form of payment of the exercise price, the number of shares granted and the exercisability date. The 1997 Equity Plan was approved by our board of directors in October 1997.

Nonstatutory options under our 1998 Director Stock Option Plan are automatically granted with an exercise price at fair market value to non-employee members of our board of directors when they are elected or re-elected as directors. These options expire ten years after the initial grant date and vest as to one-third of each grant on the date of each annual stockholders meeting following the date of grant. The 1998 Director Stock Option Plan was approved by stockholders in May 1998, and amended by stockholders in May 2001.

The following tables depict activity under our stock option plans:

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
Genzyme General Stock:			
Outstanding at December 31, 1999	23,219,014	$15.56	11,266,106
Granted	7,729,856	23.44	
Granted – premium price	202,760	28.23	
Exercised	(6,183,902)	13.20	
Forfeited and cancelled	(807,018)	21.21	
Outstanding at December 31, 2000	24,160,710	18.60	10,723,368
Granted	6,688,060	52.51	
Exercised	(4,953,670)	14.66	
Forfeited and cancelled	(534,320)	28.38	
Outstanding at December 31, 2001	25,360,780	27.80	11,815,491
Granted	6,950,890	32.52	
Exercised	(1,204,888)	14.76	
Forfeited and cancelled	(1,244,058)	36.79	
Outstanding at December 31, 2002	29,862,724	$29.23	16,002,081

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
Biosurgery Stock:			
Outstanding at December 18, 2000	–	$ –	–
Conversion from Surgical Products Stock options	1,794,684	11.02	
Conversion from Tissue Repair Stock options	1,258,952	24.28	
Assumed from Biomatrix	1,706,639	16.79	
Exercised	(717)	5.59	
Forfeited and cancelled	(19,640)	23.61	
Outstanding at December 31, 2000	4,739,918	16.65	2,444,601
Granted	3,644,850	7.58	
Exercised	(119,037)	3.76	
Forfeited and cancelled	(1,261,861)	14.23	
Outstanding at December 31, 2001	7,003,870	12.54	3,783,030
Granted	2,107,453	4.32	
Exercised	(18,373)	6.02	
Forfeited and cancelled	(950,920)	10.34	
Outstanding at December 31, 2002	8,142,030	$10.65	4,734,922
Molecular Oncology Stock:			
Outstanding at December 31, 1999	1,809,110	$ 6.14	656,648
Granted	603,061	12.65	
Granted – premium price	32,167	23.19	
Exercised	(211,113)	6.66	
Forfeited and cancelled	(82,214)	6.84	
Outstanding at December 31, 2000	2,151,011	8.13	834,955
Granted	671,952	14.83	
Exercised	(15,934)	5.99	
Forfeited and cancelled	(33,010)	15.40	
Outstanding at December 31, 2001	2,774,019	9.68	1,407,425
Granted	845,811	2.44	
Exercised	(497)	4.68	
Forfeited and cancelled	(68,294)	9.23	
Outstanding at December 31, 2002	3,551,039	$ 7.97	1,990,842
Surgical Products Stock:			
Outstanding at December 31, 1999	2,990,570	$ 6.65	563,048
Granted	47,900	10.64	
Exercised	(63,194)	6.69	
Forfeited and cancelled	(13,751)	7.02	
Conversion to Biosurgery Stock options	(2,961,525)	6.69	
Outstanding at December 31, 2000, 2001 and 2002	–		
Tissue Repair Stock:			
Outstanding at December 31, 1999	4,175,766	$ 8.02	1,905,031
Granted	47,217	6.41	
Exercised	(71,615)	4.47	
Forfeited and cancelled	(395,545)	6.76	
Conversion to Biosurgery Stock options	(3,755,823)	8.14	
Outstanding at December 31, 2000, 2001 and 2002	–		

The total exercise proceeds for all options outstanding at December 31, 2002 is:

- $872.8 million for Genzyme General Stock;
- $86.7 million for Biosurgery Stock; and
- $28.3 million for Molecular Oncology Stock.

The following tables contain information regarding the range of option prices as of December 31, 2002:

Genzyme General Stock:

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Exercisable Number Exercisable	Exercisable Weighted Average Exercise Price
$ 0.21 – $14.00	6,137,307	2.98	$10.38	4,394,066	$11.51
14.09 – 26.50	7,516,928	6.07	21.03	5,865,878	20.17
26.79 – 29.44	2,504,286	6.29	29.31	1,585,104	29.37
29.49 – 32.52	6,448,547	9.29	32.44	1,363,216	32.33
32.69 – 59.88	7,255,656	8.40	50.77	2,793,817	51.12
$ 0.21 – $59.88	29,862,724	6.71	$29.23	16,002,081	$25.14

Biosurgery Stock:

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Exercisable Number Exercisable	Exercisable Weighted Average Exercise Price
$ 1.88 – $ 4.24	1,832,735	9.39	$ 4.18	358,759	$ 4.18
4.25 – 6.26	1,336,212	8.09	6.02	546,019	5.98
6.34 – 8.69	1,901,749	7.94	6.83	1,181,422	6.84
8.86 – 11.04	1,344,310	6.45	11.00	1,129,036	11.00
11.33 – 116.51	1,727,024	4.96	25.06	1,519,686	23.41
$ 1.88 – $116.51	8,142,030	7.41	$10.65	4,734,922	$12.85

Molecular Oncology Stock:

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Exercisable Number Exercisable	Exercisable Weighted Average Exercise Price
$1.72 – $ 2.31	12,000	8.86	$ 2.05	3,700	$ 2.23
2.33 – 2.33	802,290	9.41	2.33	150,268	2.33
2.63 – 5.75	582,571	6.22	4.70	414,458	4.62
7.00 – 7.00	906,276	4.98	7.00	906,276	7.00
7.68 – 26.85	1,247,902	7.93	13.88	516,140	13.84
$1.72 – $26.85	3,551,039	7.23	$ 7.97	1,990,842	$ 7.92

Employee Stock Purchase Plan

Our 1999 Employee Stock Purchase Plan allows full-time employees to purchase our stock at a discount. The number of shares authorized for purchase under the plan as of December 31, 2002 are:

- 1,289,299 shares of Genzyme General Stock;
- 970,600 shares of Biosurgery Stock; and
- 650,000 shares of Molecular Oncology Stock.

We place limitations on the number of shares of each series of stock that can be purchased under the plan in a given year.

The following table shows the shares purchased by employees for the past three years:

Shares Purchased	Genzyme General Stock	Biosurgery Stock	Molecular Oncology Stock	Surgical Products Stock	Tissue Repair Stock
2000	554,980	44,482	133,763	106,222	174,166
2001	547,787	252,681	158,629	0	0
2002	415,622	283,043	135,900	0	0
Available for purchase as of December 31, 2002	284,021	216,069	95,624	0	0

Stock Compensation Plans

The disclosure regarding how we account for our four stock-based compensation plans: the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans) and the 1999 Employee Stock Purchase Plan is included in Note A., "Significant Accounting Policies – Accounting for Stock-Based Compensation," to our consolidated financial statements.

Warrants

Warrant activity is summarized below:

	Genzyme General Stock		Genzyme Biosurgery Stock	
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding at December 31, 1999	–	–	–	–
Sentron Medical, Inc	–	–	3,352	$ 22.80
Assumed from GelTex	102,706	$ 9.09 – $35.50	–	–
Outstanding at December 31, 2000	102,706	$ 9.09 – $35.50	3,352	$ 22.80
Assumed from Focal	–	–	4,203	$40.18 – $77.83
Assumed from Novazyme	3,909	$ 13.13	–	–
Warrants exercised	(97,023)	–	–	–
Warrants expired	(2,162)	–	–	
Outstanding at December 31, 2001	7,430	$16.57 – $18.94	7,555	$ 22.80–$77.83
Additional GelTex warrants	6,638	$ 16.57	–	–
Warrants exercised	(13,164)	$ 16.57	–	–
Warrants expired	(904)	$ 18.94	(431)	$ 45.89
Outstanding at December 31, 2002	–	–	7,124	$22.80 – $77.83

Purchase Rights

Upon our acquisition of Novazyme, we assumed certain third parties' rights to purchase Novazyme Series B preferred stock that we converted into rights to purchase 66,830 shares of Genzyme General Stock for an aggregate purchase price of $1,216,306. These purchase rights expire 15 days following the filing of our first Investigational New Drug application with the FDA for a treatment for Pompe disease utilizing certain technology acquired from Novazyme.

Purchase rights activity is summarized below:

	Genzyme General Stock	
	Purchase Rights	Exercise Price
Outstanding at December 31, 2000	–	–
Assumed from Novazyme	66,830	$18.20
Rights exercised	(46,001)	$18.20
Outstanding at December 31, 2001	20,829	$18.20
Rights exercised	(798)	$18.20
Outstanding at December 31, 2002	20,031	$18.20

Designated Shares

Designated shares are authorized shares of Biosurgery Stock and Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds or benefits to the division that the series of stock tracks. Designated shares are not eligible to receive dividends and cannot be voted by us. We create designated shares when we transfer cash or other assets from Genzyme General to Genzyme Biosurgery or Genzyme Molecular Oncology or from other interdivision transactions. Our board of directors may issue designated shares:

- as a stock dividend to the holders of Genzyme General Stock;
- by selling the shares in a public or private sale and allocating all of the proceeds to Genzyme General; and
- when convertible securities are converted, the proceeds of which will be allocated to Genzyme General.

Distribution of Designated Shares

We will distribute designated shares of Biosurgery Stock and Molecular Oncology Stock each year to holders of Genzyme General Stock if the number of designated shares of a particular series exceeds 10% of the number of shares of that series issued and outstanding as of the following dates:

- September 30th for Biosurgery Stock; and
- November 30th for Molecular Oncology Stock.

We will not distribute an amount of designated shares equal to the sum of:

- the designated shares reserved for issuance upon the exercise or conversion of Genzyme General convertible securities; and
- the number of designated shares our board of directors reserved as of September 30th for Biosurgery Stock and November 30th for Molecular Oncology Stock for sale not later than six months after these dates.

Any proceeds from the sale of designated shares will be allocated to Genzyme General.

Designated share activity is summarized in the following table:

	Biosurgery Designated Shares	Molecular Oncology Designated Shares	Surgical Products Designated Shares	Tissue Repair Designated Shares
Balance at December 31, 1999	–	1,688,237	1,164,839	2,238,053
Increase from interdivision cash allocation	–	676,254	–	1,692,657
Repayment of portion of interdivision cash allocation	–	(364,293)	–	–
Stock options exercised	(517)	–	–	(97,209)
Conversion to Biosurgery designated shares	–	–	(1,164,839)	(3,833,501)
Conversion from Surgical Products designated shares	705,892	–	–	–
Conversion from Tissue Repair designated shares	1,284,989	–	–	–
Balance at December 31, 2000	1,990,364	2,000,198	–	–
Increase from interdivision cash allocation	1,902,949	333,333		
Issuance from conversion of 5¼% convertible subordinate notes	(684,955)	(682,449)		
Stock options exercised	(10,681)	–		
Balance at December 31, 2001	3,197,677	1,651,082		
Stock options exercised	(2,837)	–		
Balance at December 31, 2002	3,194,840	1,651,082		

In connection with our creation of Genzyme Biosurgery in December 2000, each Surgical Products designated share was converted into 0.6060 of a Biosurgery designated share and each Tissue Repair designated share was converted into 0.3352 of a Biosurgery designated share.

Interdivisional Financing Arrangements

Genzyme Biosurgery

Our board of directors has made $25.0 million of Genzyme General's cash available to Genzyme Biosurgery. Under this arrangement, Genzyme Biosurgery is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. Genzyme Biosurgery has made the following draws during the past three fiscal years:

- 2000 – two draws aggregating $10.0 million in exchange for a reserve of approximately 1.7 million Tissue Repair designated shares, which shares were converted into approximately 0.6 million Biosurgery designated shares;
- 2001 – $12.0 million in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares;
- 2002 – none.

At December 31, 2002, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

Genzyme Molecular Oncology

Our board of directors has made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under this arrangement, Genzyme Molecular Oncology is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as

defined in our charter) of Molecular Oncology Stock at the time of the draw. Genzyme Molecular Oncology has made the following draws during the past three fiscal years:

- 2000 – $15.0 million in exchange for a reserve of approximately 0.7 million Molecular Oncology designated shares;
- 2001 – $4.0 million in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares;
- 2002 – none.

At December 31, 2002, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

Note O. Other Commitments and Contingencies

We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2002 which, if adversely decided, would have a material adverse effect on our results of operations, financial condition or liquidity.

In 2000, we recorded a gain of approximately $5.1 million in connection with proceeds received from the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to us. We allocated these proceeds to Genzyme General and recorded them as other income.

Pursuant to the terms of our joint venture agreement with BioMarin, for the development and commercialization of Aldurazyme enzyme, we are obligated to pay BioMarin a $12.1 million milestone payment upon receipt of FDA approval of the BLA for Aldurazyme enzyme.

Guarantees

In November 2002, the FASB issued FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34." We have applied the disclosure provisions of this FIN 45 as of December 31, 2002. The following is a summary of our agreements that we have determined are within the scope of FIN 45.

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a Director and Officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. We have no liabilities recorded for these agreements as of December 31, 2002.

We enter into standard indemnification agreements in our ordinary course of business. Pursuant to these agreements, we indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally our business partners or customers, in connection with any U.S. patent, or any copyright or other intellectual property infringement claim by any third party with respect to our products. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. We have no liabilities recorded for these agreements as of December 31, 2002.

When as part of an acquisition we acquire all of the stock or all of the assets and liabilities of a company, we assume the liability for certain events or occurrences that took place prior to the date of acquisition. The maximum potential amount of future payments we could be required to make for such obligations is undeterminable at this time. We have no liabilities recorded for these liabilities as of December 31, 2002.

Note P. Income Taxes

Our income (loss) before income taxes and the related income tax expense (benefit) are as follows:

	For the years ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Domestic	**$ 92,016**	$(138,630)	$(20,791)
Foreign	**12,195**	20,287	13,329
Total	**$104,211**	$(118,343)	$ (7,462)
Currently payable:			
Federal	**$ (3,598)**	$ 44,810	$ 55,469
State	**4,249**	3,846	2,982
Foreign	**7,694**	8,123	3,607
Total	**8,345**	56,779	62,058
Deferred:			
Federal	**11,137**	(41,416)	(3,322)
State	**(882)**	(2,770)	(182)
Foreign	**415**	(14,613)	(3,076)
Total	**10,670**	(58,799)	(6,580)
(Benefit from) provision for income taxes	**$ 19,015**	$ (2,020)	$ 55,478

Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the years ended December 31,		
	2002	2001	2000
Tax provision (benefit) at U.S. statutory rate	**35.0%**	(35.0%)	(35.0%)
Losses in less than 80% owned subsidiaries with no current tax benefit	**-**	–	(45.5)
State taxes, net	**3.2**	0.9	25.6
Foreign sales corporation and extra-territorial income	**(8.9)**	(8.7)	(105.8)
Nondeductible amortization	**-**	13.2	53.9
Charge for purchased research and development	**0.6**	27.5	939.0
Benefit of tax credits	**(15.7)**	(4.0)	(51.9)
Foreign rate differential	**3.8**	0.9	(13.5)
Utilization of operating loss carryforwards	**-**	(1.8)	–
Write-off of non-deductible goodwill	**-**	4.4	–
Other	**0.3**	0.9	(23.3)
Effective tax rate	**18.3%**	(1.7%)	743.5%

The components of net deferred tax assets (liabilities) are described in the following table:

	December 31,	
(Amounts in thousands)	**2002**	2001
Deferred tax assets:		
Net operating loss carryforwards	**$ 8,189**	$ 34,211
Tax credits	**26,335**	19,448
Realized and unrealized capital losses	**21,796**	–
Inventory	**12,886**	49,817
Intercompany profit in inventory eliminations	**63,005**	–
Reserves, accruals and other	**19,471**	37,088
Gross deferred tax assets	**151,682**	140,564
Valuation allowance	**(1,022)**	–
Net deferred tax assets	**150,660**	140,564
Deferred tax liabilities:		
Depreciable assets	**(14,220)**	(19,371)
Realized and unrealized capital gains	**-**	(8,640)
Deferred gain	**(898)**	(898)
Intangible amortization	**(190,195)**	(214,585)
Net deferred tax liabilities	**$ (54,653)**	$(102,930)

Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income and capital gain income before loss and capital loss carryforwards expire. While it is not assured, we believe that it is more likely than not that we will be able to realize all of our net deferred tax assets. The amount we can realize, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 2002, we had for U.S. income tax purposes, net operating loss carryforwards of $18.1 million and tax credit carryforwards of $26.3 million. Our net operating loss carryforwards expire between 2007 and 2021 and the tax credits expire between 2009 and 2022. For foreign purposes, we had net operating loss carryforwards of $14.9 million in 2002, which carryforward indefinitely.

Our federal and various state income tax returns are currently under examination. While the ultimate results of such examinations cannot be predicted with certainty, we believe that the examinations will not have a material adverse effect on future operating results. As a result of the resolution of several tax audit matters in 2001, we recognized $2.2 million of net tax benefits.

We recognized a $4.3 million tax benefit during the fourth quarter of 2002 as a result of additional tax credits identified during the preparation of our 2001 tax return, which we allocated to Genzyme General.

Note Q. Benefit Plans

We have a 401(k) plan that covers nearly all of our employees. We also maintain a separate 401(k) plan for the former employees of Deknatel Snowden Pencer, Inc., which we acquired in 1996. These plans permit qualifying employees to make contributions up to a specified percentage of their compensation, and we match a portion of those contributions. We contributed the following amounts to our 401(k) plans (amounts in millions):

	2002	2001	2000
Allocated to Genzyme General	**$7.5**	$5.9	$1.5
Allocated to Genzyme Biosurgery	**1.7**	2.1	2.6
	$9.2	$8.0	$4.1

Retirement Plans

We have defined benefit pension plans for certain employees in foreign countries. These plans are funded in accordance with requirements of the appropriate regulatory bodies governing each plan.

The following table sets forth the funded status and amounts recognized for our foreign defined benefit pension plans (amounts in thousands):

	December 31,	
	2002	2001
Change in benefit obligation:		
Projected benefit obligation, beginning of year	**$22,520**	$19,213
Service cost	**1,293**	869
Interest cost	**1,399**	1,151
Plan participants' contributions	**694**	497
Actuarial loss	**1,669**	1,475
Foreign currency exchange rate changes	**2,836**	(419)
Benefits paid	**(266)**	(266)
Projected benefit obligation, end of year	**$30,145**	$22,520

	December 31,	
	2002	2001
Change in plan assets:		
Fair value of plan assets, beginning of year	**$ 15,748**	$17,117
Return on plan assets	**(3,742)**	(2,167)
Employer contribution	**1,527**	935
Plan participants' contributions	**694**	497
Foreign currency exchange rate changes	**1,561**	(499)
Benefits paid	**(149)**	(135)
Fair value of plan assets, end of year	**$ 15,639**	$15,748
Benefit obligation in excess of plan assets	**$(14,506)**	$ (6,772)
Unrecognized net actuarial loss	**11,988**	4,517
Additional minimum pension liability, pre-tax	**(3,614)**	–
Net amount recognized	**$ (6,132)**	$ (2,255)
Net amount recognized:		
Prepaid benefit cost	**$ 476**	$ 305
Accrued benefit liability	**(2,994)**	(2,560)
Additional minimum pension liability, pre-tax	**(3,614)**	–
Net amount recognized	**$ (6,132)**	$ (2,255)

The weighted average assumptions used in determining related obligations of pension benefit plans are shown below:

	December 31,	
	2002	2001
Weighted average assumptions:		
Discount rate	**5.75%**	6.00%
Expected return on assets	**7.00%**	6.75%
Rate of compensation increase	**3.50%**	3.50%

The components of net pension expense are as follows (amounts in thousands):

	For the years ended December 31,	
	2002	2001
Service cost	**$ 1,293**	$ 869
Interest cost	**1,399**	1,151
Expected return on plan assets	**(1,205)**	(1,151)
Amortization and deferral of actuarial loss	**158**	19
Net pension expense	**$ 1,645**	$ 888

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows (amounts in thousands):

	2002	2001
Projected benefit obligation	**$30,145**	$22,520
Accumulated benefit obligation	**21,723**	16,199
Fair value of plan assets	**15,639**	15,748

The $3.6 million additional minimum liability, $2.5 million net of tax, was recorded to accumulated other comprehensive income during 2002 as a result of the fair value of the plan assets for our pension plan in the United Kingdom being below the accumulated benefit obligation of the same plan.

In addition, we have a U.S. defined benefit plan for the former employees of Deknatel Snowden Pencer, Inc. which was frozen as of December 31, 1995 and which is fully funded as of December 31, 2002. The tables above exclude information relating to this plan.

NOTE R. SEGMENT INFORMATION

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS No. 131, we have five reportable segments:

- Therapeutics, which develops, manufactures and distributes human therapeutic products with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and other specialty therapeutics. The segment derives substantially all of its revenue from sales of Cerezyme enzyme, Fabrazyme enzyme and Thyrogen hormone;
- Renal, which develops products that treat patients suffering from renal diseases, including chronic renal failure. The segment manufactures and sells, and derives all of its revenue from sales of, Renagel phosphate binder;
- Diagnostic Products, which provides diagnostic products to niche markets focusing on *in vitro* diagnostics;
- Genzyme Biosurgery, which develops and markets biotherapeutic and biomaterial products, with an emphasis on orthopaedics, heart disease and broader surgical applications; and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We have provided information concerning the operations of these reportable segments in the following table:

	For the years ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Revenues:			
Genzyme General:			
Therapeutics [1]	**$ 704,613**	$ 606,815	$550,931
Renal [1,2]	**156,864**	176,921	49,748
Diagnostic Products [1]	**83,065**	76,858	61,469
Other [3]	**132,684**	118,008	89,371
Eliminations/Adjustments [4]	**2,959**	3,324	964
Total Genzyme General	**1,080,185**	981,926	752,483
Genzyme Biosurgery [1]	**240,083**	235,142	145,214
Genzyme Molecular Oncology	**9,204**	6,562	5,623
Total	**$1,329,472**	$1,223,630	$903,320

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Depreciation and amortization expense [5]:			
Genzyme General:			
Therapeutics [1]	**$ 27,228**	$ 50,990	$ 7,816
Renal [1,2]	**24,647**	24,894	1,097
Diagnostic Products [1]	**7,000**	7,819	4,940
Other [3]	**5,348**	7,066	7,226
Eliminations/Adjustments [4]	**31,798**	27,184	20,127
Total Genzyme General	**96,021**	117,953	41,206
Genzyme Biosurgery [1]	**37,886**	60,931	11,622
Genzyme Molecular Oncology	**93**	125	5,572
Eliminations/Adjustments	**-**	–	(470)
Total	**$134,000**	$179,009	$ 57,930
Equity in net loss of unconsolidated affiliates:			
Genzyme General:			
Therapeutics [1]	**$ (14,928)**	$ (30,214)	$ (26,867)
Renal [1,2,6]	**-**	–	(15,934)
Diagnostic Products	**-**	–	–
Other [3]	**-**	126	(64)
Eliminations/Adjustments [7]	**(1,930)**	(4,277)	(2,100)
Total Genzyme General	**(16,858)**	(34,365)	(44,965)
Genzyme Biosurgery	**-**	(1,316)	–
Genzyme Molecular Oncology	**-**	–	–
Total	**$ (16,858)**	$ (35,681)	$ (44,965)
Income tax (expense) benefit:			
Genzyme General:			
Therapeutics [1]	**$ (76,999)**	$ (8,891)	$ (95,834)
Renal [1,2]	**6,680**	(8,631)	42,788
Diagnostic Products [1]	**1,585**	1,269	(2,056)
Other [3]	**(2,504)**	(4,818)	1,006
Eliminations/Adjustments [4]	**14,722**	(31,595)	(38,543)
Genzyme General tax provision	**(56,516)**	(52,666)	(92,639)
Genzyme Biosurgery [1]	**-**	–	–
Genzyme Molecular Oncology	**-**	–	1,214
Eliminations/Adjustments	**37,501**	54,686	35,947
Total	**$ (19,015)**	$ 2,020	$ (55,478)
Net income (loss):			
Genzyme General:			
Therapeutics [1]	**$165,849**	$ 66,945	$170,132
Renal [1,2]	**(11,473)**	14,992	(76,067)
Diagnostic Products [1]	**1,084**	(1,075)	3,004
Other [3]	**4,300**	8,383	(1,790)
Eliminations/Adjustments [8]	**(9,029)**	(85,366)	(9,323)
Net income for Genzyme General before cumulative effect of change in accounting for derivative financial instruments	**150,731**	3,879	85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax [9]	**-**	4,167	–
Net income for Genzyme General	**150,731**	8,046	85,956
Genzyme Biosurgery [1,10]:			
Net loss for Genzyme Biosurgery before cumulative effect of change in accounting for goodwill	**(79,322)**	(126,981)	(162,217)
Cumulative effect of change in accounting for goodwill [11]	**(98,270)**	–	–
Net loss for Genzyme Biosurgery	**(177,592)**	(126,981)	(162,217)
Genzyme Molecular Oncology	**(23,714)**	(29,718)	(23,096)
Eliminations/Adjustments [12]	**37,501**	36,497	36,867
Total	**$ (13,074)**	$(112,156)	$ (62,490)

(1) *Results of operations of companies acquired and amortization of intangible assets related to these acquisitions are included in segment results beginning on the date of acquisition. Charges for IPR&D related to these acquisitions is included in the segment results in the year of acquisition. Acquisitions completed since January 1, 2000 include:*

Company Acquired	Date Acquired	Business Segment(s)	IPR&D Charge
Novazyme	September 26, 2001	Genzyme General/Therapeutics	$86.8 million
Focal	June 30, 2001	Genzyme Biosurgery	None
Wyntek	June 1, 2001	Genzyme General/Diagnostic Products	$8.8 million
Biomatrix	December 18, 2000	Genzyme Biosurgery	$82.1 million
GelTex	December 14, 2000	Genzyme General/Therapeutics and Renal	$118.0 million

(2) *In 2002, we created our Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of our Therapeutics reporting segment and amounts attributable to our renal research and development programs had been included in Eliminations/Adjustments for Genzyme General. We have reclassified our 2001 and 2000 segment disclosures to conform to our 2002 presentation.*

(3) *Other includes amounts attributable to our genetic testing and pharmaceutical businesses, both of which operate within Genzyme General.*

(4) *Eliminations/Adjustments consist primarily of amounts related to Genzyme General's research and development and administrative activities, including investment income and interest expense, that we do not specifically allocate to a particular segment of Genzyme General.*

(5) *On January 1, 2002, in connection with the adoption of SFAS No. 142, we ceased amortizing goodwill and workforce intangible assets.*

(6) *In 2000, includes our 50% portion of the losses of RenaGel LLC through December 13, 2000. In connection with the acquisition of GelTex, we acquired GelTex's 50% interest in RenaGel LLC and, as a result, consolidated the activities of the joint venture for the period from December 14, 2000 through December 31, 2000. See Note C., "Acquisitions" above.*

(7) *Represents our portion of the net loss of GTC, an unconsolidated affiliate through May 2002, which we do not specifically allocate to a particular segment of Genzyme General.*

(8) *Includes the net income (loss) of Genzyme General's corporate administrative and research and development activities which we do not specifically allocate to a particular segment of Genzyme General including the following (pre-tax):*

- *gains on affiliate sale of stock of $0.2 million in 2001 and $22.7 million in 2000, recognized in accordance with our policy pertaining to affiliate sales of stock, all of which resulted from the sale of common stock by GTC, an unconsolidated affiliate;*
- *losses on equity investments of:*
  - *$15.4 million in 2002, including charges of: $9.2 million to write down our investment in GTC, $3.4 million to write down our investment in Cambridge Antibody Technology Group, $2.0 million to write down our investment in Dyax and $0.8 million to write down our investment in Targeted Genetics; and*
  - *$26.0 million in 2001, including charges of: $8.5 million to write-off our investment in Pharming Group, $11.8 million to write down our investment in Cambridge Antibody Technology Group and $4.5 million to write down our investment in Targeted Genetics;*
- *net gains on sales of investments in equity securities of $23.2 million in 2000; and*
- *net proceeds of $5.1 million received in connection with the settlement of a lawsuit in 2000.*

(9) *On January 1, 2001, in connection with the adoption of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, to recognize the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General.*

(10) *In 2001 includes a loss of $25.0 million in connection with the sale of the assets of our Snowden Pencer line of surgical instruments. See Note D., "Dispositions," above. In 2000 includes charges for IPR&D of $82.1 million related to our acquisition of Biomatrix. See Note C., "Acquisitions" above.*

(11) *In connection with the adoption of SFAS No. 142 on January 1, 2002, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.*

(12) *Includes income tax benefits that have not been recognized in the tax provisions of any of the divisions. Also includes the elimination of interdivisional revenues and expenses and a difference in amortization due to $2.9 million of additional goodwill associated with the PharmaGenics acquisition allocated to Genzyme Molecular Oncology as compared to amounts recorded at the corporate level. The difference in the amortization results from the application of our policy to account for income taxes at the divisional level as if each division was a separate taxpayer.*

We provide information concerning the assets of our reportable segments in the following table:

	December 31,		
(Amounts in thousands)	**2002**	2001	2000
Segment Assets:			
Genzyme General [1]:			
Therapeutics [2]	**$1,127,493**	$ 889,598	$ 948,715
Renal [2,3]	**467,164**	457,896	392,941
Diagnostic Products [4]	**103,636**	105,354	89,236
Other [5]	**89,705**	84,239	77,153
Eliminations/Adjustments [6,7]	**1,767,803**	1,688,167	991,008
Total Genzyme General	**3,555,801**	3,225,254	2,499,053
Genzyme Biosurgery [8,9]	**560,792**	704,671	811,600
Genzyme Molecular Oncology	**13,981**	42,419	30,752
Eliminations/Adjustments [10]	**(47,525)**	(36,599)	(23,305)
Total	**$4,083,049**	$3,935,745	$3,318,100

(1) *Segment assets for Genzyme General include primarily cash and investments, accounts receivable, inventory and certain fixed and intangible assets.*

(2) *Segment assets for our Therapeutics reporting segment for:*
- *2001 includes $25.9 million of assets resulting from our acquisition of Novazyme, including $17.2 million of goodwill; and*
- *2000 includes $370.5 million of goodwill and $198.5 million of other intangible assets resulting from our acquisition of GelTex.*

Segment assets for our Renal reporting segment in 2000 include $82.0 million of goodwill and $266.6 million of other intangible assets also resulting from our acquisition of GelTex. See Note C., "Acquisitions" above.

(3) *In 2002, we created our Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of our Therapeutics reporting segment and amounts attributable to our renal research and development programs had been included in Eliminations/Adjustments for Genzyme General. We have reclassified our 2001 and 2000 segment disclosures to conform to our 2002 presentation.*

(4) *Segment assets for our Diagnostic Products reporting segment for 2001 include $71.5 million of assets resulting from our acquisition of Wyntek, including $20.3 million of goodwill and $39.4 million of other intangible assets, net of related amortization. See Note C., "Acquisitions" above.*

(5) *Other includes amounts attributable to our genetic testing and pharmaceuticals businesses, both of which operate within Genzyme General.*

(6) *Eliminations/Adjustments for Genzyme General consists of the differences between the total assets for Genzyme General's segments and the other category and the total combined assets for Genzyme General. Eliminations/Adjustments for 2001 includes the allocation of net proceeds of $562.1 million from the private placement of $575.0 million in principal of 3% convertible subordinated debentures which was completed in May 2001.*

(7) *Eliminations/Adjustments for Genzyme General consists primarily of cash, cash equivalents, short and long-term investments, equity investments, net property, plant and equipment and deferred tax assets that we do not allocate to a particular segment of Genzyme General.*

(8) *Segment assets for Genzyme Biosurgery include:*
- *$25.9 million of additional assets resulting from the acquisition of the Class A and Class B limited partnership interests of GDP, including $8.4 million of goodwill and $17.5 million of other intangible assets; and*
- *$19.2 million of additional assets resulting from the acquisition of Focal, including $1.4 million of goodwill and $7.9 million of other intangible assets.*

Segment assets for Genzyme Biosurgery for 2000 include $488.9 million of additional assets resulting from the acquisition of Biomatrix, including $284.9 million of intangible assets, $112.3 million of goodwill and $38.5 million of property, plant and equipment. See Note C., "Acquisitions," above.

(9) *In connection with the adoption of SFAS No. 142 on January 1, 2002, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.*

(10) *Eliminations/Adjustments represents the elimination of interdivisional balances.*

The amount in Eliminations/Adjustments for net income consists primarily of interest income, interest expense and other income and expense items that we do not specifically allocate to a particular segment. The amounts in Eliminations/Adjustments for segment assets consist of the following:

(Amounts in thousands)	December 31, 2002	2001	2000
Cash, cash equivalents, and short- and long-term investments	**$1,077,904**	$ 961,879	$339,259
Deferred tax assets	**105,094**	70,196	46,836
Property, plant and equipment, net	**414,077**	420,684	332,423
Notes receivable – related parties	**11,918**	–	–
Goodwill, net	**5,287**	5,143	30,197
Other intangibles, net	**25**	–	–
Investment in equity securities	**42,945**	88,686	119,648
Other	**63,028**	104,980	99,340
Total Eliminations / Adjustments	**$1,720,278**	$1,651,568	$967,703

We operate in the healthcare industry and we manufacture and market our products primarily in the U.S. and Europe. Our principal manufacturing facilities are located in the U.S., United Kingdom, Switzerland, Ireland and Germany. We purchase products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the U.S. We set transfer prices from our foreign subsidiaries to allow us to produce profit margins commensurate with our sales and marketing effort. Our subsidiary in Ireland is our primary distributor of therapeutic products in Europe. The following table contains certain financial information by geographic area:

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Revenues:			
U.S	**$ 805,492**	$ 778,418	$550,756
Europe	**386,928**	316,696	248,522
Other	**137,052**	128,516	104,042
Total	**$1,329,472**	$1,223,630	$903,320
Long-lived assets:			
U.S	**$1,312,616**	$1,467,291	$926,790
Europe	**253,103**	110,501	46,534
Other	**1,744**	1,519	4,244
Total	**$1,567,463**	$1,579,311	$977,568

Our results of operations are highly dependent on sales of Cerezyme enzyme. Sales of this product represented 52% of our product revenue in 2002, 51% of our product revenue in 2001 and 66% of our product revenue in 2000. We manufacture Cerezyme enzyme at a single manufacturing facility in Allston, Massachusetts. We sell this product directly to physicians, hospitals and treatment centers as well as through unaffiliated distributors. Distributor sales of Cerezyme enzyme represented approximately 43% of Cerezyme enzyme revenue in 2002, approximately 33% in 2001 and approximately 28% in 2000. Sales of Cerezyme to one of our U.S. distributors represented approximately 9% of our total revenue in 2002, approximately 9% in 2001 and approximately 11% in 2000. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that this product is sold to a large number of customers over a broad geographic area.

Sales of Renagel phosphate binder represented approximately 13% of our product revenue in 2002, 16% of our product revenue in 2001 and approximately 6% of our product revenue in 2000. Distributor sales of Renagel phosphate binder represented approximately 72% of Renagel phosphate binder revenue in 2002, approximately 89% in 2001 and approximately 86% in 2000.

Note S. Quarterly Results (Unaudited)

(Amounts in thousands, except per share amounts)	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002	4th Quarter 2002[1]
Total revenue	**$297,940**	**$332,192**	**$340,166**	**$359,174**
Gross profit	**206,137**	**235,043**	**243,420**	**253,301**
Net income (loss)	**(91,497)**	**28,323**	**25,055**	**25,045**
Income (loss) per share:				
Allocated to Genzyme General Stock:				
Basic	**$ 0.14**	**$ 0.23**	**$ 0.25**	**$ 0.21**
Diluted	**$ 0.14**	**$ 0.23**	**$ 0.25**	**$ 0.19**
Allocated to Biosurgery Stock:				
Basic and diluted	**$ (2.94)**	**$ (0.38)**	**$ (0.55)**	**$ (0.33)**
Allocated to Molecular Oncology Stock:				
Basic and diluted	**$ (0.36)**	**$ (0.37)**	**$ (0.37)**	**$ (0.31)**

(Amounts in thousands, except per share amounts)	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2001	4th Quarter 2001
Total revenue	$278,261	$300,641	$ 319,495	$325,233
Gross profit	184,637	204,680	226,444	229,265
Net income (loss)	3,257	(6,354)	(102,676)	(6,383)
Income (loss) per share:				
Allocated to Genzyme General Stock:				
Basic	$ 0.21	$ 0.18	$ (0.37)	$ 0.21
Diluted	$ 0.20	$ 0.17	$ (0.37)	$ 0.20
Allocated to Biosurgery Stock:				
Basic and diluted	$ (0.84)	$ (0.91)	$ (0.48)	$ (1.11)
Allocated to Molecular Oncology Stock:				
Basic and diluted	$ (0.39)	$ (0.52)	$ (0.45)	$ (0.46)

[1] Includes fourth quarter 2002 charges of:

- *$15.4 million to write down our investment in certain strategic equity investments because we considered the decline in value of these investments to be other than temporary;*
- *$14.0 million to write off engineering and design costs related to a manufacturing facility that was being constructed in Framingham, Massachusetts;*
- *$5.5 million to reverse excess accruals related to the cost of fulfilling our legal obligation to provide human transgenic alpha-glucosidase during the transition of Pompe clinical trial patients to a CHO-cell product;*
- *$4.2 million for severance costs;*
- *$3.6 million to write-off our 50% share of costs associated with the write-off of certain production runs during the scale up of Aldurazyme enzyme manufacturing;*
- *$2.8 million for costs associated with a planned major maintenance shutdown of a recombinant protein manufacturing facility in November 2002; and*
- *$2.2 million attributable to product damaged when mishandled by a carrier during shipment to a customer for which we are seeking insurance reimbursement.*

In addition, we recognized a $4.3 million tax benefit in the fourth quarter of 2002 as a result of additional tax credits identified during the preparation of our 2001 tax return, which we allocated to Genzyme General.

Note T. Subsequent Event

In 2001, our wholly-owned subsidiary in the United Kingdom established a home nursing and infusion service to support patients receiving Cerezyme enzyme and our other enzyme replacement therapies following the expiration of a contract with a third party service provider. This third party lodged a complaint with the Office of Fair Trading, or OFT, in the United Kingdom. The OFT is a non-governmental organization empowered to enforce certain consumer and competition legislation in the United Kingdom. The OFT commenced an investigation of this service, alleging that it contravened competition laws in the United Kingdom. While we believe that the provision of home healthcare services by our subsidiary and our pricing for Cerezyme enzyme in the United Kingdom fully complies with applicable laws, we cooperated in this investigation. On March 27, 2003, the OFT ruled that this service did, in fact, violate U.K. competition law, and as a result fined our subsidiary approximately 6.8 million Pounds Sterling and required modifications to our pricing structure for Cerezyme enzyme in the United Kingdom. We do not believe the OFT followed a fair procedure in conducting its investigation, nor do we believe its ruling is supported by either law or fact. We have notified the Competition Commission Appeal Tribunal that we will appeal the OFT's ruling. Based on the advice of counsel, management does not believe it is probable that we will be required to pay a material fine or modify our Cerezyme pricing structure. We have not accrued any amounts in connection with this contingency.

To the Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note I to these consolidated financial statements, the Company changed its method for accounting for goodwill in 2002.



PricewaterhouseCoopers
Boston, Massachusetts
February 7, 2003, except for Note T, as to which the date is March 28, 2003

Combined Selected Financial Data

These selected financial data have been derived from the audited, combined financial statements of Genzyme Molecular Oncology. You should read the following information in conjunction with the audited financial statements and related notes of Genzyme Molecular Oncology and Genzyme contained elsewhere in this annual report. These selected financial data may not be indicative of Genzyme Molecular Oncology's future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme Molecular Oncology's Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in this annual report.

Genzyme Molecular Oncology is our operating division that is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

A series of our common stock, Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock," is designed to reflect the value and track the performance of this division. Molecular Oncology Stock is common stock of Genzyme Corporation, not of Genzyme Molecular Oncology; Genzyme Molecular Oncology is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Molecular Oncology Stock to "track" the performance of Genzyme Molecular Oncology are provisions in our charter governing dividends and distributions. These provisions factor the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Molecular Oncology Stock is defined in our charter as the net income or loss of Genzyme Molecular Oncology determined in accordance with accounting principles generally accepted in the U.S., and as adjusted for tax benefits allocated to or from Genzyme Molecular Oncology in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to Molecular Oncology Stock are based on the income or losses attributable to Genzyme Molecular Oncology, we provide financial statements and management's discussion and analysis of Genzyme Molecular Oncology to aid investors in evaluating its performance.

Combined Selected Financial Data (continued)

Combined Statements of Operations Data (Amounts in thousands)	For the years ended December 31, **2002**	2001	2000	1999	1998
Revenues:					
Service revenue	**$ 300**	$ 700	$ –	$ 1,920	$ 2,229
Service revenue – related party	**185**	–	–	50	466
Revenue from research and development contracts	**6,048**	3,412	584	–	3,256
Revenue from research and development contracts – related party	**–**	–	–	496	2,177
Licensing revenue	**2,819**	2,302	4,936	2,125	11,275
Royalty revenue	**37**	148	151	28	4
Total revenues	**9,389**	6,562	5,671	4,619	19,407
Operating costs and expenses:					
Cost of services sold	**287**	273	–	620	1,374
Cost of revenue from research and development contracts and licensing revenue	**4,568**	2,803	826	698	4,073
Selling, general and administrative	**7,402**	7,552	5,851	5,529	7,155
Research and development	**21,557**	26,540	18,908	15,997	12,743
Amortization of intangibles [1]	**–**	–	5,420	11,825	11,983
Total operating costs and expenses	**33,814**	37,168	31,005	34,669	37,328
Operating loss	**(24,425)**	(30,606)	(25,334)	(30,050)	(17,921)
Other income (expenses):					
Equity in net loss of unconsolidated affiliate [2]	**–**	–	–	(1,870)	(1,647)
Investment income	**791**	945	1,211	469	782
Interest expense	**(80)**	(57)	(187)	(28)	(2,968)
Total other income (expenses)	**711**	888	1,024	(1,429)	(3,833)
Loss before income taxes	**(23,714)**	(29,718)	(24,310)	(31,479)	(21,754)
Tax benefit	**–**	–	1,214	2,647	2,647
Division net loss	**$(23,714)**	$(29,718)	$(23,096)	$(28,832)	$(19,107)

Combined Balance Sheet Data (Amounts in thousands)	December 31, **2002**	2001	2000	1999	1998
Cash and investments	**$13,112**	$41,135	$30,151	$ 3,587	$11,900
Working capital	**3,528**	28,807	22,100	(5,889)	9,189
Total assets	**13,981**	42,419	30,752	9,692	35,952
Division equity	**3,554**	26,813	19,526	(1,215)	23,364

[1] *SFAS No. 142, "Goodwill and Other Intangible Assets," which we adopted effective January 1, 2002, requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill for impairment and that other intangible assets be amortized over their useful lives unless these useful lives are determined to be indefinite. As of January 1, 2002, Genzyme Molecular Oncology had no goodwill or other intangible assets, therefore, adoption of SFAS No. 142 had no effect on its combined financial statements for the year ended December 31, 2002. Genzyme Molecular Oncology had no amortization expense in 2001. Amortization of intangibles in 2000 includes $2.2 million of goodwill amortization.*

[2] *StressGen/Genzyme LLC was dissolved in 1999.*

When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described under "Factors Affecting Future Operating Results" below as well as in Exhibit 99.2 to this annual report. These risks and uncertainties could cause actual results to differ materially from those forecast in forward-looking statements or implied by past results and trends. Forward-looking statements are statements that attempt to project or anticipate future developments in our business; we encourage you to review the examples of forward looking statements under "Note Regarding Forward Looking Statements." These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements in light of future developments.

Introduction

Genzyme Molecular Oncology is our operating division that is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We prepare the combined financial statements of Genzyme Molecular Oncology in accordance with accounting principles generally accepted in the U.S. We present financial information and accounting policies specific to Genzyme Molecular Oncology in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should, therefore, read our consolidated financial statements in conjunction with the combined financial statements of Genzyme Molecular Oncology. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies.

Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Molecular Oncology. Molecular Oncology Stock is common stock of Genzyme Corporation, not of Genzyme Molecular Oncology; Genzyme Molecular Oncology is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Molecular Oncology Stock to "track" the performance of Genzyme Molecular Oncology are provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

The provisions in our charter governing dividends and distributions factor the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Molecular Oncology Stock is defined in our charter as the net income or loss of Genzyme Molecular Oncology determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from Genzyme Molecular Oncology in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to Molecular Oncology Stock are based on the income or losses attributable to Genzyme Molecular Oncology, we provide financial statements and management's discussion and analysis of Genzyme Molecular Oncology to aid investors in evaluating its performance.

While Molecular Oncology Stock is designed to reflect Genzyme Molecular Oncology's performance, it is common stock of Genzyme Corporation and not Genzyme Molecular Oncology; Genzyme Molecular Oncology is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Molecular Oncology Stock have no specific rights to assets allocated to Genzyme Molecular Oncology. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Molecular Oncology and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme Molecular Oncology. Holders of Molecular Oncology Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to Genzyme Molecular Oncology are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Molecular Oncology Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

Our charter requires us to manage and account for transactions between Genzyme Molecular Oncology and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

We present earnings per share data for Genzyme Molecular Oncology Stock in our consolidated financial statements. We present financial information and accounting policies specific to Genzyme Molecular Oncology in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should, therefore, read this discussion and analysis of Genzyme Molecular Oncology's financial position and results of operations in conjunction with the combined financial statements and related notes of Genzyme Molecular Oncology, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included in this annual report.

Critical Accounting Policies and Significant Estimates

The preparation of the combined financial statements of Genzyme Molecular Oncology in accordance with accounting principles generally accepted in the U.S. requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Actual results could differ from these estimates under different assumptions and conditions. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of Genzyme Molecular Oncology's combined financial statements:

- Policies Relating to Tracking Stocks; and
- Revenue Recognition.

Policies Relating to Tracking Stocks

Allocation of Revenue, Expenses, Assets and Liabilities

Our charter sets forth which operations and assets were initially allocated to Genzyme Molecular Oncology and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Molecular Oncology and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;

- proportionate usage – costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. Our board also allocates long-term debt and strategic investments.

Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets, and liabilities among our divisions could materially change the results of operations or the financial condition of Genzyme Molecular Oncology and the income allocated to one or more series of our stock.

Income Tax Allocation Policy

If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Molecular Oncology has not yet generated taxable income, and thus has not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Molecular Oncology to Genzyme General without any compensating payments or allocations to Genzyme Molecular Oncology. Income tax benefits allocated from Genzyme Molecular Oncology to Genzyme General are recorded as a reduction of Genzyme Molecular Oncology's division equity and do not impact Genzyme Molecular Oncology's division net loss.

Determination of Available Dividend Amounts

The chief mechanisms intended to cause Molecular Oncology Stock to "track" the performance of Genzyme Molecular Oncology are provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stocks.

Determining the dividend limit for each series of our stock can involve significant judgment, including assessing the amount that would be legally available for dividends under Massachusetts law. If we concluded that a division would be unable to pay dividends under Massachusetts law as a separate corporation, we would be unable to allocate losses to the corresponding series of our stock. This could materially impact the allocation of income and losses among our three series of tracking stock.

Revenue Recognition

Genzyme Molecular Oncology recognizes revenue from service sales when it has finished providing the service and collection from customers is reasonably assured. Genzyme Molecular Oncology recognizes revenue from contracts to perform research and development services over the term of the applicable contract and as we complete our obligations under that contract. Genzyme Molecular Oncology recognizes non-refundable up-front license fees over the related performance period or at the time it has no remaining performance obligations.

Revenue from milestone payments for which Genzyme Molecular Oncology has no continuing performance obligations is recognized upon achievement of the related milestone. When Genzyme Molecular Oncology has continuing performance obligations, it recognizes milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone was not reasonably assured at the inception of the arrangement;
- there is a substantial effort involved in achieving the milestone; and
- the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as Genzyme Molecular Oncology completes its performance obligations.

Genzyme Molecular Oncology receives royalties related to the manufacture, sale or use of products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, revenue is recognized based on estimates of royalties earned during the applicable period and adjusted for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, Genzyme Molecular Oncology recognizes revenue upon receipt of royalty statements from the licensee.

Genzyme Molecular Oncology maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Genzyme Molecular Oncology's customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Results of Operations

The following discussion summarizes the key factors management believes are necessary for an understanding of Genzyme Molecular Oncology's combined financial statements.

Revenues

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Service revenue	**$ 485**	$ 700	$ –	(31%)	N/A
Research and development revenue	**6,048**	3,412	584	77%	484%
Licensing revenue	**2,819**	2,302	4,936	22%	(53%)
Royalty revenue	**37**	148	151	(75%)	(2%)
Total revenues	**$9,389**	$6,562	$5,671	43%	16%

2002 as Compared to 2001

Genzyme Molecular Oncology's service revenue for the years ended December 31, 2002 and 2001 consist of revenues from the provision of services related to the SAGE genomics technology. Genzyme Molecular Oncology provides these services sporadically as customers request them. The focus of its SAGE business remains directed to granting licenses to the technology.

Research and development revenue for the year ended December 31, 2002 consists of $6.0 million of revenue for research performed on behalf of:

- Purdue Pharma L.P. under the cancer antigen discovery agreement that was initiated in October 2000; and
- Kirin Brewery Co., Ltd. under a collaboration agreement related to the tumor endothelial marker (TEM) program that was initiated in November 2001.

Research and development revenue increased in 2002, as compared to 2001, primarily as a result of the performance of a full year of research under the Kirin agreement and an increase in revenue from research performed under the Purdue agreement.

Licensing revenue for 2002 consisted primarily of technology access fees Genzyme Molecular Oncology received from Purdue and Kirin upon entry into those collaborations. Genzyme Molecular Oncology is amortizing these fees over the course of the associated research programs. Licensing revenue increased in 2002 primarily as a result of the recognition of a full year of revenue related to the technology access fee from Kirin. Genzyme Molecular Oncology also recognizes licensing revenue from licenses of rights to the SAGE technology and, prior to the transfer of its non-core *in vitro* cancer diagnostic assets to Genzyme General in December 2001, licenses associated with these assets. As a result of the asset transfer, Genzyme Molecular Oncology will not receive license revenue from those assets in the future.

Royalty revenue consists of royalties received under licenses to the SAGE technology and, through December 2001, under Genzyme Molecular Oncology's diagnostic assets. Because Genzyme Molecular Oncology transferred its *in vitro* cancer diagnostic assets to Genzyme General in December 2001, it will not receive royalty revenue generated by those assets in the future.

2001 as Compared to 2000

Genzyme Molecular Oncology's service revenue is comprised of amounts received under an agreement with a pharmaceutical company around the LongSAGE technology. No such revenues were recorded in 2000.

Research and development revenue in 2001 is attributable to research performed on behalf of Purdue and Kirin. Research and development revenue increased in 2001 as compared to 2000 as a result of the performance of a full year of research under the Purdue agreement and the commencement of work under the Kirin agreement.

Licensing revenue in 2001 consisted primarily of the amortized portions of the technology access fees Genzyme Molecular Oncology received from Purdue and Kirin. Genzyme Molecular Oncology also recognized licensing revenue in 2001 from licenses of rights to the SAGE technology and under its diagnostic patent estate. Licensing revenue decreased in 2001 compared to 2000, notwithstanding the fact that Genzyme Molecular Oncology recognized a larger portion of the Purdue technology access fee, as a result of a $2.0 million milestone payment it received from Schering-Plough Ltd. in 2000.

Royalty revenue in both periods consisted of royalties received under licenses to the SAGE technology and under Genzyme Molecular Oncology's diagnostic assets.

Cost of Revenues

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Cost of services sold	**$ 287**	$ 273	$ –	5%	N/A
Cost of research and development contracts and licensing revenue	**4,568**	2,803	826	63%	239%
Total cost of revenues	**$4,855**	$3,076	$826	58%	272%

Genzyme Molecular Oncology's cost of services sold in both 2002 and 2001 consists solely of $0.3 million of costs associated with the performance of services using the SAGE technology.

Genzyme Molecular Oncology's cost of research and development contracts and licensing revenue for 2002 includes:

- $4.5 million of costs associated with work performed under funded research and development agreements, including those with Purdue and Kirin; and
- $0.1 million of costs associated with royalties payable to third parties, most notably The Johns Hopkins University, for technology that Genzyme Molecular Oncology has licensed from them.

Cost of research and development contracts and licensing revenue increased in 2002 compared to 2001 primarily due to completion of a full year of work under the Kirin collaboration, combined with an increase in resources applied to the Purdue collaboration.

Operating Expenses

2002 as Compared to 2001

Selling, General and Administrative Expenses

Genzyme Molecular Oncology's selling, general and administrative expenses decreased 2% to $7.4 million in 2002, as compared to 2001, due to normal business fluctuations.

Research and Development Expenses

Genzyme Molecular Oncology's research and development expenses decreased 19% to $21.6 million for 2002, as compared to 2001, primarily due to:

- a planned increase in the amount of research and development funded by collaborators. These collaborator-funded research expenses are included in Genzyme Molecular Oncology's cost of research and development contracts and licensing revenues rather than as a research and development expense;
- non-recurring expenses incurred in the patient-specific vaccine program during the second quarter of 2001 for which there were no comparable amounts in 2002; and
- the initiation of efforts in late 2002 to conserve available cash by reducing research and development expenses, principally by delaying the start of a planned clinical trial of a patient-specific cancer vaccine.

2001 as Compared to 2000

Selling, General and Administrative Expenses

Genzyme Molecular Oncology's selling, general and administrative expenses increased as a result of enhanced business development efforts and increased expenses related to information technology, legal, accounting and general management services.

Research and Development Expenses

Genzyme Molecular Oncology's research and development expense increased as a result of:

- the expansion of preclinical and clinical efforts in its antigen-specific and patient-specific cancer vaccine programs;
- enhanced support for its antigen discovery program, particularly for its strategic collaboration with Purdue; and
- increased spending in support of its antiangiogenesis program, including the initiation of its strategic collaboration with Kirin.

Research and Development Programs

Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing; and
- pursue regulatory approvals.

This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

Below is a brief description of our significant research and development programs that have been allocated to Genzyme Molecular Oncology:

Program	Program Description or Indication	Development Status at December 31, 2002	Year of Expected Product Launch
Dendritic/tumor cell fusion vaccines	Multiple cancer indications	Phase 1-2 clinical trials ongoing	2007 through 2009
Melan-A/MART-1 and gp-100 antigen-specific cancer vaccines	Melanoma	Phase 1-2 clinical trials completed	2008 through 2010

The aggregate actual and estimated research and development expense for the above programs is as follows (amounts in millions):

Costs incurred for the year ended December 31, 2001	$12.6
Costs incurred for the year ended December 31, 2002	$9.6
Cumulative costs incurred as of December 31, 2002	$37.9
Estimated cost to complete as of December 31, 2002	$125.0 to $175.0

Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities, and cash resources available to fund our development programs. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially affected.

Amortization of Intangibles

Genzyme Molecular Oncology's amortization of intangibles is attributable to intangible assets acquired in connection with the acquisition of PharmaGenics, Inc. in June 1997. These assets were fully amortized by June 2000.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these useful lives are determined to be indefinite. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and thus has been adopted by Genzyme Molecular Oncology effective at the beginning of fiscal year 2002. As of January 1, 2002, Genzyme Molecular Oncology had no goodwill or other intangible assets, therefore, adoption of the standard had no effect on Genzyme Molecular Oncology's combined financial statements for the year ended December 31, 2002.

The following table presents the impact that SFAS No. 142 would have had on Genzyme Molecular Oncology's amortization expense and division net loss had the standard been in effect for the year ended December 31, 2000 (amounts in thousands):

	Year Ended December 31, 2000		
	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$ 5,420	$(2,227)	$ 3,193
Division net income (loss)	$(23,096)	$ 2,227	$(20,869)

Other Income and Expenses

2002 as Compared to 2001

Genzyme Molecular Oncology's other income decreased $0.2 million in 2002, as compared to 2001, primarily due to a $0.2 million decrease in investment income and a slight increase in interest expense. The decrease in investment income is attributable to lower average cash balances throughout the year. The increase in interest expense is attributable to an increase in the commitment fees allocated to Genzyme Molecular Oncology under the corporate revolving credit facility. The investment income for 2003 is expected to decrease as compared to 2002 as a result of the continued use of cash and investments to fund ongoing operations and research and development programs.

2001 as Compared to 2000

Genzyme Molecular Oncology's other income decreased in 2001 due to a decrease in investment income that is attributable to lower average cash balances during most of the year. Interest expense decreased in 2001 in comparison to 2000 due to the repayment, in May 2000, of $5.0 million that Genzyme Molecular Oncology borrowed under our revolving credit facility in 1999.

Liquidity and Capital Resources

At December 31, 2002, Genzyme Molecular Oncology had cash, cash equivalents and short-term investments of approximately $13.1 million, a decrease of $28.0 million from cash and cash equivalents of $41.1 million at December 31, 2001.

Genzyme Molecular Oncology's operating activities used $28.4 million of cash for the year ended December 31, 2002 as compared to $26.0 million for the year ended December 31, 2001. Net cash utilized by operating activities was impacted primarily by Genzyme Molecular Oncology's division net loss of $23.7 million for the year ended December 31, 2002 and $4.9 million attributable to the net increase in working capital.

Genzyme Molecular Oncology's investing activities used $11.5 million of cash in 2002, for the net purchases, sales and maturities of investments. In 2002, Genzyme Molecular Oncology received $0.3 million of allocated proceeds from the issuance of Molecular Oncology Stock attributable to the exercise of stock options and shares issued under our stock purchase program.

Genzyme Molecular Oncology, together with our other operating divisions, has access to our $350.0 million revolving credit facility that matures in December 2003, of which $66.0 million remained available for borrowing at December 31, 2002. Borrowings under this facility bear interest at LIBOR plus an applicable margin, which was, in the aggregate, 2.5% at December 31, 2002. We intend to refinance our revolving credit facility during 2003.

Our board of directors has made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under this arrangement, Genzyme Molecular Oncology is able to draw down funds as needed in exchange for designated shares based on the fair market value (as defined in our charter) of Molecular Oncology Stock at the time of the draw. Genzyme Molecular Oncology has made the following draws during the past three fiscal years:

- In 2000 – $15.0 million in exchange for a reserve of approximately 0.7 million Molecular Oncology designated shares;
- In 2001 – $4.0 million in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares.
- In 2002 – None.

At December 31, 2002, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

Genzyme Molecular Oncology has obligations of approximately $1.4 million in 2003 under significant research and development programs and will be required to pay additional amounts in support of its clinical trial activities as expenses are incurred.

We anticipate that Genzyme Molecular Oncology's current cash resources, together with amounts available from the following sources, will be sufficient to fund its operations through the end of 2003:

- committed research funding from collaborators;
- the $11.0 million remaining under the interdivisional financing arrangement with Genzyme General; and
- amounts available to Genzyme Molecular Oncology under our revolving credit facility.

Genzyme Molecular Oncology plans to spend substantial amounts of funds on, among other things:

- research and development;
- preclinical and clinical testing;
- pursuing regulatory approvals; and
- working capital.

Genzyme Molecular Oncology's cash needs may differ from those planned, however, because of many factors, including the:

- results of research and development and clinical testing;
- achievement of milestones under existing licensing arrangements;
- ability to establish and maintain additional strategic collaborations and licensing arrangements;
- costs involved in enforcing patent claims and other intellectual property rights;
- market acceptance of novel approaches and therapies;
- development of competing products and services; and
- ability to satisfy regulatory requirements of the FDA and other government authorities.

Genzyme Molecular Oncology will require significant additional financing to continue operations at anticipated levels. We cannot guarantee that Genzyme Molecular Oncology will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable. To this end, management is managing its cash reserves closely by focusing its research and development spending on programs that it believes have the greatest potential for successful commercialization or valuable collaboration. If Genzyme Molecular Oncology has insufficient funds or is unable to raise additional funds, it may delay, reduce or eliminate certain of its programs. Genzyme Molecular Oncology may also have to sell or give to third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

New Accounting Pronouncements and Market Risk

See "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations" included in this annual report.

Factors Affecting Future Operating Results

The future operating results of Genzyme Molecular Oncology could differ materially from the results described above due to the risks and uncertainties described below and under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in this annual report.

Genzyme Molecular Oncology may never be able to successfully develop or commercialize any of its cancer therapies.

Genzyme Molecular Oncology does not have any cancer therapies on the market and its only therapies in clinical development are at an early stage. Before commercializing any cancer therapies, Genzyme Molecular Oncology will need to conduct substantial additional research and development, including, in some cases, the replication of studies performed by third parties, undertake preclinical and clinical testing and obtain regulatory approvals. This process involves a high degree of uncertainty and may take several years. Its product development efforts may fail for many reasons, including: the product fails in preclinical studies; clinical trials may not support the safety or effectiveness of the product; or we fail to obtain the required regulatory approvals. We cannot guarantee that Genzyme Molecular Oncology will successfully develop any particular product or that any product it successfully develops will gain market acceptance.

Genzyme Molecular Oncology anticipates future losses and may never become profitable.

Genzyme Molecular Oncology has not generated significant revenues to date and does not expect to do so for several years. As of December 31, 2002, Genzyme Molecular Oncology had an accumulated deficit of approximately $145.5 million. We expect Genzyme Molecular Oncology to have significant operating losses for the next several years. Genzyme Molecular Oncology plans to spend substantial amounts of money on, among other things: research and development; preclinical and clinical testing; and pursuing regulatory approvals. We cannot guarantee that the efforts underlying these expenditures will be successful or that Genzyme Molecular Oncology's operations will ever be profitable.

Genzyme Molecular Oncology may not receive significant payments from collaborators due to unsuccessful results in existing collaborations or a failure to enter into future collaborations.

Genzyme Molecular Oncology's strategy to develop and commercialize some of its products and services includes entering into various arrangements with academic and corporate collaborators and licensees. It depends on the success of these parties in performing research, preclinical and clinical testing and marketing. These arrangements may require Genzyme Molecular Oncology to transfer important rights to its corporate collaborators and licensees. These collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate them early. In addition, these collaborators and licensees, outside of their arrangements with Genzyme Molecular Oncology, may develop technologies or products that are competitive with those that Genzyme Molecular Oncology is developing. As a result, we cannot guarantee that Genzyme Molecular Oncology will receive revenues from these relationships or that any of its strategic collaborations will continue or not terminate early. In addition, we cannot guarantee that Genzyme Molecular Oncology will be able to enter into collaborations in the future.

Genzyme Molecular Oncology may be required to license technology from competitors or others in order to develop and commercialize some of its products and services, and it is uncertain whether these licenses will be available.

Third party patent rights and pending patent applications filed by third parties, if issued, may cover some of the products Genzyme Molecular Oncology is developing or testing. As a result, Genzyme Molecular Oncology may be required to obtain licenses from the holders of these patents in order to use or sell certain products and services. We cannot guarantee that these licenses will be made available on acceptable terms or at all. If these licenses are not available, Genzyme Molecular Oncology's ability to commercialize its products and services may be impaired.

In its cancer vaccine program, Genzyme Molecular Oncology is in the process of evaluating the therapeutic administration of peptide products and genes that encode specific tumor antigens, including MART-1 and gp100. Genzyme Molecular Oncology is aware of two issued U.S. patents directed to the gene that encodes MART-1. While it has obtained rights under one of these patents, Genzyme Molecular Oncology is still in the process of evaluating the scope and validity of the other to determine whether it needs to obtain a license. Genzyme Molecular Oncology is also evaluating an issued U.S. patent covering the gene that encodes gp100 and three published Patent Cooperation Treaty applications by three different applicants that may cover antigens derived from gp100. Genzyme Molecular Oncology is in the process of evaluating the scope and validity of these patents and patent applications to determine whether it needs to obtain licenses.

Genzyme Molecular Oncology may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

If Genzyme Molecular Oncology or one of its strategic collaborators initiates litigation to enforce Genzyme Molecular Oncology's patent or license rights, or is required to defend these rights in response to third party claims, its business or financial position may be negatively affected. Genzyme Molecular Oncology has licensed its p53 gene therapy rights to Schering-Plough. These patent rights are the subject of an interference proceeding in the U.S. and an opposition proceeding in Europe. Adverse determinations in these proceedings may negatively affect Genzyme Molecular Oncology's ability to receive future milestones and product royalties under its agreement with Schering-Plough.

Adverse events in the field of gene therapy may negatively affect regulatory approval or public perception of Genzyme Molecular Oncology's gene therapy products.

Recent adverse events in gene therapy clinical trials may result in greater governmental regulation, increased development costs and potential regulatory delays relating to the testing or approval of Genzyme Molecular Oncology's gene therapy products. The commercial success of any gene therapy products that Genzyme Molecular Oncology develops will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in:

- greater government regulation;
- stricter clinical trial oversight;
- tighter commercial product labeling requirements of gene therapies; and
- a decrease in the demand for any gene therapy product that Genzyme Molecular Oncology may develop.

Genzyme Molecular Oncology, a Division of Genzyme Corporation

Combined Statements of Operations

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Revenues:			
Service revenue	**$ 300**	$ 700	$ –
Service revenue – related party	**185**	–	–
Revenue from research and development contracts	**6,048**	3,412	584
Licensing revenue	**2,819**	2,302	4,936
Royalty revenue	**37**	148	151
Total revenues	**9,389**	6,562	5,671
Operating costs and expenses:			
Cost of services sold	**287**	273	–
Cost of revenue from research and development contracts and licensing revenue	**4,568**	2,803	826
Selling, general and administrative	**7,402**	7,552	5,851
Research and development	**21,557**	26,540	18,908
Amortization of intangibles	**–**	–	5,420
Total operating costs and expenses	**33,814**	37,168	31,005
Operating loss	**(24,425)**	(30,606)	(25,334)
Other income (expenses):			
Investment income	**791**	945	1,211
Interest expense	**(80)**	(57)	(187)
Total other income (expenses)	**711**	888	1,024
Loss before income taxes	**(23,714)**	(29,718)	(24,310)
Tax benefit	**–**	–	1,214
Division net loss	**$(23,714)**	$(29,718)	$(23,096)
Comprehensive loss, net of tax:			
Division net loss	**$(23,714)**	$(29,718)	$(23,096)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**3**	(1)	–
Unrealized gains (losses) on securities, net	**133**	–	–
Other comprehensive income (loss)	**136**	(1)	–
Comprehensive loss	**$(23,578)**	$(29,719)	$(23,096)

The accompanying notes are an integral part of these combined financial statements.

Genzyme Molecular Oncology, a Division of Genzyme Corporation

Combined Balance Sheets

(Amounts in thousands)	December 31, 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,459**	$41,135
Short-term investments	**11,653**	–
Accounts receivable, net	**229**	463
Prepaid expenses and other current assets	**614**	702
Total current assets	**13,955**	42,300
Equipment, net	**26**	119
Total assets	**$13,981**	$42,419
Liabilities and Division Equity		
Current liabilities:		
Accrued expenses	**$ 760**	$ 1,400
Due to Genzyme General	**5,494**	7,086
Deferred revenue – current portion	**4,173**	5,007
Total current liabilities	**10,427**	13,493
Deferred revenue – long-term portion	**–**	2,113
Total liabilities	**10,427**	15,606
Contingencies (Note K)		
Division equity	**3,554**	26,813
Total liabilities and division equity	**$13,981**	$42,419

The accompanying notes are an integral part of these combined financial statements.

Genzyme Molecular Oncology, a Division of Genzyme Corporation

Combined Statements of Cash Flows

(Amounts in thousands)	2002	2001	2000
	For the years ended December 31,		
Cash Flows from Operating Activities:			
Division net loss	**$(23,714)**	$(29,718)	$(23,096)
Reconciliation of division net loss to net cash used in operating activities:			
Depreciation and amortization	**93**	125	5,572
Provision for bad debts	**-**	113	-
Deferred income tax benefit	**-**	-	(1,214)
Other	**29**	6	(142)
Increase (decrease) in cash from working capital changes:			
Accounts receivable	**234**	(345)	(231)
Prepaid expenses and other current assets	**88**	(576)	92
Accrued expenses and deferred revenue	**(3,587)**	1,954	5,665
Due to Genzyme General	**(1,592)**	2,426	938
Cash flows from operating activities	**(28,449)**	(26,015)	(12,416)
Cash Flows from Investing Activities:			
Purchases of investments	**(31,613)**	-	(30,175)
Sales and maturities of investments	**20,069**	7,942	22,383
Cash flows from investing activities	**(11,544)**	7,942	(7,792)
Cash Flows from Financing Activities:			
Allocated proceeds from issuance of Molecular Oncology Stock	**315**	959	28,830
Repayments of debts	**-**	-	(5,000)
Net cash allocated from Genzyme General	**-**	36,040	15,000
Cash flows from financing activities	**315**	36,999	38,830
Effect of exchange rate changes on cash	**2**	-	-
Increase (decrease) in cash and cash equivalents	**(39,676)**	18,926	18,622
Cash and cash equivalents at beginning of period	**41,135**	22,209	3,587
Cash and cash equivalents at end of period	**$ 1,459**	$ 41,135	$ 22,209

The accompanying notes are an integral part of these combined financial statements.

Note A. Summary of Significant Accounting Policies

Business

Genzyme Molecular Oncology is our operating division that is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

Basis of Presentation

The combined financial statements of Genzyme Molecular Oncology for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme Molecular Oncology. We also allocate a portion of our corporate operations to Genzyme Molecular Oncology using methods described in our allocation policy below. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report.

We prepare the financial statements of Genzyme Molecular Oncology in accordance with accounting principles generally accepted in the U.S. We present financial information and accounting policies specific to Genzyme Molecular Oncology in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the financial statements of Genzyme Molecular Oncology. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies. We incorporate that information into this note by reference.

Tracking Stock

Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Molecular Oncology. The chief mechanisms intended to cause Molecular Oncology Stock to "track" the financial performance of Genzyme Molecular Oncology are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to Genzyme Molecular Oncology into the determination of the amount available to pay dividends on Molecular Oncology Stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock if all or substantially all of the assets allocated to Genzyme Molecular Oncology are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of Molecular Oncology Stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. Unless declared, no dividends accrue on our tracking stocks.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Molecular Oncology Stock is defined in our charter as the net income or loss of Genzyme Molecular Oncology determined in accordance with accounting principles generally accepted in the U.S., and as adjusted for tax benefits allocated to or from Genzyme Molecular Oncology in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to Molecular Oncology Stock are based on the income or losses attributable to Genzyme Molecular Oncology, we include financial statements and management's discussion and analysis of Genzyme Molecular Oncology to aid investors in evaluating its performance.

While Molecular Oncology Stock is designed to reflect Genzyme Molecular Oncology's performance, it is common stock of Genzyme Corporation and not Genzyme Molecular Oncology; Genzyme Molecular Oncology is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Molecular Oncology Stock have no specific rights to assets allocated to Genzyme Molecular Oncology. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Molecular Oncology and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme Molecular Oncology. Holders of Molecular Oncology Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to Genzyme Molecular Oncology are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Molecular Oncology Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

Allocation Policy

Our charter sets forth what operations and assets were initially allocated to Genzyme Molecular Oncology and states that going forward the division will also include all businesses, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Molecular Oncology and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors.

Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board of directors also allocates long-term debt and strategic investments.

Note B., "Policies Governing the Relationship of Genzyme's Operating Divisions," further describes our policies concerning interdivisional transactions and income tax allocations.

We believe that the divisional allocations are reasonable and have been consistently applied. However, a division's results of operations may not be indicative of what would have been realized if the division was a stand-alone entity.

Revenue Recognition

We recognize revenue from service sales when we have finished providing the service and collection from the customer is reasonably assured. We recognize revenue from contracts to perform research and development services over the term of the applicable contract and as we complete our obligations under that contract. We recognize non-refundable up-front license fees over the related performance period or at the time when we have no remaining performance obligations.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, we recognize milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone was not reasonably assured at the inception of the arrangement;
- there is a substantial effort involved in achieving the milestone; and
- the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We receive royalties related to the manufacture, sale or use of products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, revenue is recognized based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Net Income (Loss) Per Share

We calculate earnings per share for each series of our stock using the two-class method, as further described in the notes to our consolidated financial statements included elsewhere in this annual report. We present earnings per share data only in our consolidated financial statements because Genzyme Corporation is the issuer of the securities. Our divisions do not and cannot issue securities because they are not companies or legal entities.

Accounting for Stock Based Compensation

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for those companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. We have not adopted the fair value method of accounting for stock-based compensation and will continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. We do not recognize compensation expense for options granted under the provisions of these plans with fixed terms and an exercise price greater than or equal to the fair market value of the underlying series of our common stock on the date of grant. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123, as amended, and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

In accordance with the disclosure requirements of SFAS No. 148, the following table sets forth Genzyme Molecular Oncology's net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123 as amended, based on the fair value at the grant dates of the awards. The resulting compensation expense would be allocated to each division in accordance with our allocation policies:

	For the years ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Division net loss:			
As reported	**$(23,714)**	$(29,718)	$(23,096)
Deduct: pro forma stock-based compensation, net of tax	**(3,742)**	(4,794)	(2,927)
Pro forma	**$(27,456)**	$(34,512)	$(26,023)

Note A., "Summary of Significant Accounting Policies – Accounting for Stock-Based Compensation," to our consolidated financial statements contains information regarding the assumptions we made in calculating pro forma compensation expense in accordance with SFAS No. 123. The effects of applying SFAS No. 123 are not likely to be representative of the effects on reported division net income (loss) in future years.

Note B. Policies Governing the Relationship of Genzyme's Operating Divisions

Because each of our operating divisions is a part of a single company, our board of directors has adopted policies to address issues that may arise among divisions and to govern the management of and the relationships between each division. With some exceptions that are mentioned specifically in this note, our board of directors may modify or rescind these policies, or adopt additional policies, in its sole discretion without stockholder approval, subject only to our board of directors' fiduciary duty to stockholders. Accounting principles generally accepted in the U.S. require that any change in policy be preferable (in accordance with these principles) to the previous policy.

Interdivisional Asset Transfers

Our board of directors may at any time reallocate any program, product or other asset from one division to any other division, except in the case of certain enumerated key programs allocated to Genzyme Molecular Oncology, which may not be transferred out of Genzyme Molecular Oncology without a class vote of Molecular Oncology Stock unless such program has application outside of oncology, in which case it may be transferred out only for the non-oncology applications. We account for interdivisional asset transfers at book value. The consideration paid for an asset transfer generally must be fair value as determined by our board of directors. The difference between the consideration paid and the book value of the assets transferred is recorded in division equity. Our board of directors determines fair value using either a risk-adjusted discounted cash flow model or a comparable transaction model.

The risk-adjusted discounted cash flow model estimates fair value by taking the discounted value of all the cash inflows and outflows related to a program or product over a specified period of time, generally the economic life of the project, adjusted for the probabilities of certain outcomes occurring or not occurring. In performing this analysis, we consider various factors that could affect the success or failure of the program including:

- the duration, cost and probability of success of each phase of development;
- the current and potential size of the market and barriers to entry into the market;
- the maximum number of patients likely to be treated with the product and the speed with which that maximum number will be reached;
- reimbursement policies and pricing limitations;
- current and potential competitors;
- the net proceeds received by us upon the sale of the program or product; and
- the costs of manufacturing and marketing the product or program.

The comparable transaction model estimates fair value through comparison to valuations established for other transactions within the biotechnology and biosurgical areas involving similar programs and products having similar terms and structure. In identifying comparable transactions, we consider, among other factors, the following:

- the similarity of market opportunity;
- the comparability of the medical needs addressed;
- the similarity of the regulatory, reimbursement and competitive environment;
- the stage of product or program development; and
- the risk profile of successfully commercializing the product or program.

We customarily use the comparable transaction model to corroborate valuations derived under the risk-adjusted discounted cash flow model.

When determining the fair value of a program under development using either model, our board of directors also takes into account the following criteria:

- the commercial potential of the program;
- the phase of clinical development of the program;
- the expenses associated with realizing any income from the program and the likelihood and time of the realization; and
- other matters that our board of directors and its financial advisors, if any, deem relevant.

One division may compensate another division for a reallocation with cash or other consideration having a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to Genzyme Molecular Oncology, our board of directors may elect instead to account for the reallocation as an increase in Molecular Oncology designated shares in accordance with the provisions of our charter. Molecular Oncology designated shares are authorized but unissued shares of Molecular Oncology Stock that our board of directors may from time to time issue, sell or otherwise distribute without allocating the proceeds to Genzyme Molecular Oncology. No gain or loss is recognized as a result of these transfers.

Our policy regarding transfers of assets between divisions may not be changed by our board without the approval of the holders of Molecular Oncology

Stock voting as a separate class unless the policy change does not affect Genzyme Molecular Oncology.

Other Interdivisional Transactions

Our divisions may engage in transactions directly with one or more other divisions or jointly with one or more other divisions and one or more third parties. These transactions may include agreements by one division to provide products and services for use by another division, license agreements and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. The division providing these products and services does not recognize revenue on any of these transactions unless it provides them to unrelated third parties in the ordinary course of business. These transactions are subject to the conditions described below:

- We charge research and development (including clinical and regulatory support), distribution, sales, marketing, and general and administrative services (including allocated space) performed by one division for another division to the division for which the services are performed on a cost basis. We charge direct costs to the division for which we incur them. We allocate direct labor and indirect costs in reasonable and consistent manners based on the use by a division of relevant services.
- We charge the manufacturing of goods and performance of services by one division exclusively for another division to the division for which it is performed on a cost basis. We allocate direct labor and indirect costs in reasonable and consistent manners based on the benefit received by a division of related goods and services.
- Other than transactions involving research and development, manufacturing, distribution, sales, marketing, general and administrative services, which are addressed above, all interdivision transactions are performed on terms and conditions obtainable in arm's length transactions with third parties.
- Each division bills the other division on a monthly basis for the services and costs incurred on the other division's behalf. Payment by the other division is due within 45 days. To the extent asset impairment charges are recorded by a division and allocated to another division in accordance with the allocation policies described in Note A., "Summary of Significant Accounting Policies," payment of such charge is to be made monthly by the other division in an amount equal to the monthly depreciation or amortization that would have been allocated to the other division using the assets original useful life.
- Our board of directors must approve interdivision transactions that are performed on terms and conditions other than as described above and are material to one or more of the participating divisions. In giving its approval, our board of directors must determine that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each participating division.
- Divisions may make loans to other divisions. Any loan of $1.0 million or less matures within 18 months and accrues interest at the best borrowing rate available to the corporation for a loan of like type and duration. Our board of directors must approve any loan in excess of $1.0 million. In giving its approval, our board of directors must determine that the material terms of the loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing each such division.
- All material interdivision transactions are set forth in a written agreement that is signed by an authorized member of the management team of each division involved in the transaction.

On December 31, 2002, Genzyme Molecular Oncology owed Genzyme General approximately $5.5 million in connection with these services. On December 31, 2001, approximately $7.1 million was owed to Genzyme General.

Tax Allocations

We file a consolidated tax return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to it under accounting principles generally accepted in the U.S., as if it were a separate taxpayer. We assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provision. As of the end of any fiscal quarter, however, if a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we allocate the tax benefit to the other divisions in proportion to their taxable income without any compensating payment or allocation.

Access to Technology and Know-How

Genzyme Molecular Oncology has access to all technology and know-how owned or controlled by Genzyme Corporation that may be useful in its business, subject to any obligations or limitations that apply to the corporation generally.

Note C. Net Income (Loss) Per Share

Note B., "Net Income (Loss) Per Share," to our consolidated financial statements contains information regarding the calculation of earnings per share for each series of our stock using the two-class method. We present earnings per share data only in our consolidated financial statements because Genzyme Corporation is the issuer of the securities. Our divisions do not and cannot issue securities because they are not companies or legal entities.

Note D. Accounts Receivable

Genzyme Molecular Oncology's trade receivables primarily represent amounts due from third party collaborators. Genzyme Molecular Oncology performs credit evaluations of its customers on an on going basis and generally does not require collateral. Genzyme Molecular Oncology states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was approximately $75,000 at December 31, 2002 and $431,000 at December 31, 2001.

Note E. Equipment

	December 31,	
(Amounts in thousands)	**2002**	2001
Equipment	**$ 824**	$ 824
Furniture and fixtures	**13**	13
	837	837
Less: accumulated depreciation	**(811)**	(718)
Equipment, net	**$ 26**	$ 119

Genzyme Molecular Oncology's depreciation expense was $93,000 in 2002, $125,000 in 2001 and $152,000 in 2000.

Note F. Goodwill and Other Intangible Assets

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill for impairment and that other intangible assets be amortized over their useful lives unless these useful lives are determined to be indefinite. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and thus has been adopted by Genzyme Molecular Oncology effective at the beginning of fiscal year 2002. As of January 1, 2002, Genzyme Molecular Oncology had no goodwill or other intangible assets, therefore, adoption of the standard had no effect on Genzyme Molecular Oncology's combined financial statements for the year ended December 31, 2002.

The following table presents the impact that SFAS No. 142 would have had on Genzyme Molecular Oncology's amortization of intangibles expense and division net loss had the standard been in effect for the year ended December 31, 2000 (amounts in thousands):

	Year ended December 31, 2000		
	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$ 5,420	$(2,227)	$ 3,193
Division net income (loss)	$(23,096)	$ 2,227	$(20,869)

Note G. Research and Development Agreements

Kirin

In November 2001, we entered into a collaboration with Kirin Brewery Co., Ltd. of Japan to develop and commercialize human monoclonal antibodies to be used as therapies in the areas of antiangiogenesis and vascular targeted cancer drug delivery. Product candidates will be generated using Genzyme Molecular Oncology's portfolio of proprietary tumor endothelial markers as targets. Upon entering into the agreement, we received a $2.0 million up-front fee, along with committed funding to support a research program for two years. Because Genzyme Molecular Oncology is amortizing the up-front fee over the course of the research program, approximately 50% of the fee was recognized as licensing revenue in 2002 and 6% of the fee was recognized in 2001. Genzyme Molecular Oncology will receive milestone payments from Kirin upon satisfaction of certain research milestones during the two-year research period.

Purdue Pharma

In October 2000, we entered into an arrangement with Purdue Pharma L.P. relating to the discovery and development of cancer antigens. Under this arrangement, we received approximately $12.0 million in cash, in the form of an up-front fee, research funding and an equity investment. We will receive approximately $9.0 million in committed research funding over the course of a research period expiring in 2003. The equity portion of this arrangement provided for two affiliates of Purdue Pharma to purchase an aggregate of 532,066 shares of Molecular Oncology Stock at a premium to the market price for those shares.

NOTE H. INVESTMENTS

Marketable Securities

(Amounts in thousands)	December 31, 2002 Cost	2002 Market Value	2001 Cost	2001 Market Value
Cash equivalents [1]:				
Money market fund	**$ 1,197**	**$ 1,197**	$40,392	$40,392
Short-term:				
Corporate notes [2]	**10,747**	**10,871**	–	–
U.S. Governmental agencies	**773**	**782**	–	–
	11,520	**11,653**	–	–
Total cash equivalents and short-term investments	**$12,717**	**$12,850**	$40,392	$40,392

[1] Cash equivalents are included as part of cash and cash equivalents on our balance sheets.
[2] Short-term corporate notes includes $4.5 million of long-term corporate notes that mature in more than one year because Genzyme Molecular Oncology will need to utilize these investments within the next twelve months to fund its operating activities.

Realized and unrealized gains and losses on marketable securities and Investments in Equity Securities

Genzyme Molecular Oncology records gross unrealized holding gains and losses in division equity.

The following table contains information regarding the range of contractual maturities of Genzyme Molecular Oncology's investments in debt securities:

(Amounts in thousands)	December 31, 2002 Cost	2002 Market Value	2001 Cost	2001 Market Value
Within 1 year	**$ 8,223**	**$ 8,311**	$40,392	$40,392
1-2 years [1]	**1,063**	**1,070**	–	–
2-10 years [1]	**3,431**	**3,469**	–	–
	$12,717	**$12,850**	$40,392	$40,392

[1] These investments are classified as short-term investments as of December 31, 2002 because Genzyme Molecular Oncology will need to utilize these investments within the next twelve months to fund operating activities.

NOTE I. LONG-TERM DEBT INSTRUMENTS

Genzyme Molecular Oncology, together with our other operating divisions, has access to our $350.0 million revolving credit facility that matures in December 2003, of which $66.0 million remained available for borrowing at December 31, 2002. At December 31, 2002, no amounts borrowed under this facility were allocated to Genzyme Molecular Oncology. Borrowings under this facility bear interest at LIBOR plus an applicable margin, which was, in the aggregate, 2.5% at December 31, 2002.

NOTE J. DIVISION EQUITY

The following table contains the components of division equity for Genzyme Molecular Oncology for the periods presented:

(Amounts in thousands)	December 31, 2002	2001	2000
Balance at beginning of period	**$ 26,813**	$ 19,526	$ (1,215)
Division net loss	**(23,714)**	(29,718)	(23,096)
Allocated proceeds from issuance of Molecular Oncology Stock under stock plans	**315**	959	1,833
Allocation of cash from Genzyme General for Molecular Oncology designated shares [(1)]	**-**	4,040	15,000
Allocation of cash from Genzyme General in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	**-**	32,000	–
Allocated proceeds from sale of Molecular Oncology Stock	**-**	–	27,001
Allocated unrealized gain on investments	**133**	–	–
Allocated foreign currency adjustment	**3**	(1)	–
Allocated equity adjustments	**4**	7	3
Balance at end of period	**$ 3,554**	$ 26,813	$ 19,526

[(1)] *Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 2002, there were approximately 1.7 million Molecular Oncology designated shares.*

Stock Compensation Plans

The disclosure regarding how we account for our four stock-based compensation plans: the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans) and the 1999 Employee Stock Purchase Plan is included in Note A., "Significant Accounting Policies – Accounting for Stock-Based Compensation," to Genzyme Molecular Oncology's combined financial statements.

Interdivisional Financing Arrangement

Our board of directors has made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under this arrangement, Genzyme Molecular Oncology is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Molecular Oncology Stock at the time of the draw. Genzyme Molecular Oncology has made the following draws during the past three fiscal years:

- In 2000 – $15.0 million in exchange for a reserve of approximately 0.7 million Molecular Oncology designated shares;
- In 2001 – $4.0 million in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares; and
- In 2002 – none.

At December 31, 2002, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

Offering of Molecular Oncology Stock

In July 2000, we sold approximately 1.6 million shares of Molecular Oncology Stock to a limited number of purchasers at a price of $12.91 per share. We received approximately $20.8 million in net proceeds from the offering, which we allocated to Genzyme Molecular Oncology.

Asset Reallocation

In December 2001, we reallocated certain intellectual property rights and licenses related to *in vitro* cancer diagnostics from Genzyme Molecular Oncology to Genzyme General. In exchange for the reallocation, Genzyme General paid to Genzyme Molecular Oncology $32.0 million in cash and will pay an additional $1.0 million if a specified milestone is met.

NOTE K. OTHER COMMITMENTS AND CONTINGENCIES

We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2002 which, if adversely decided, would have a material adverse effect on Genzyme Molecular Oncology's results of operations, financial condition, or liquidity.

Guarantees

In November 2002, the FASB issued FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34." The adoption of FIN 45 did not have a material effect on our consolidated financial statements or the combined financial statements of Genzyme Molecular Oncology for the year ended December 31, 2002. For more information, we suggest you read Note O., "Other Commitments and Contingencies," to our consolidated financial statements. We incorporate that information into this note by reference.

Note L. Income Taxes

There was no provision for income taxes due to Genzyme Molecular Oncology's continuing operating losses. As part of the acquisition of PharmaGenics, Genzyme Molecular Oncology recorded a deferred tax liability of $7.6 million resulting from the difference between the book and tax basis of the completed technology computed at a 38% incremental tax rate. This amount was amortized over three years consistent with the life of the completed technology. Genzyme Molecular Oncology recorded deferred tax benefits of $1.2 million in 2000. Amortization of this deferred tax benefit was completed in 2000.

The following summarizes Genzyme Molecular Oncology's benefit from income taxes:

	December 31,		
(Amounts in thousands)	**2002**	2001	2000
Deferred:			
Federal	**$–**	$–	$(1,118)
State	**–**	–	(96)
Total income tax benefit	**$–**	$–	$(1,214)

The differences between the effective tax rates and the U.S. federal statutory tax rates were as follows:

	2002	2001	2000
Tax provision (benefit) at U.S. statutory rate	**(35.0%)**	(35.0%)	(35.0%)
State income taxes, net of federal benefit	**(1.8)**	(1.8)	(0.9)
Tax credits	**(2.4)**	(3.2)	(3.1)
Nondeductible amortization	**–**	–	3.2
Deductions subject to deferred tax valuation allowance	**39.2**	40.0	30.8
Effective tax rate	**0.0%**	0.0%	(5.0%)

The components of net deferred tax assets were as follows:

	December 31,	
(Amounts in thousands)	**2002**	2001
Deferred tax assets:		
Net operating loss carryforwards	**$ 39,053**	$ 31,108
Reserves and other	**372**	269
Tax credits	**5,273**	4,411
Gross deferred tax asset	**44,698**	35,788
Valuation allowance	**(44,698)**	(35,788)
Net deferred tax assets	**$ –**	$ –

As a result of uncertainty surrounding our ability to realize certain tax benefits that primarily relate to operating loss carryforwards and capital losses from the purchase of IPR&D, we placed valuation allowances of $44.7 million in 2002 and $35.8 million in 2001 against otherwise recognizable deferred tax assets.

As Genzyme Molecular Oncology recognizes these deferred tax assets in accordance with accounting principles generally accepted in the U.S., the benefits of those assets will be reflected in its tax provision. However, the benefit of these deferred tax assets has previously been allocated to Genzyme General in accordance with our management and accounting policies, and will be reflected as a reduction of Genzyme Molecular Oncology's net income (loss) to determine net income (loss) attributable to Molecular Oncology Stock.

The federal and various state income tax returns are currently under examination. While the ultimate results of such examinations cannot be predicted with certainty, we believe that the examinations will not have a material adverse effect on future operating results of Genzyme Molecular Oncology.

Note M. Benefit Plans

Note Q., "Benefit Plans," to our consolidated financial statements contains information regarding our 401(k) plan. We incorporate that information into this note by reference.

Note N. Significant Customers

Genzyme Molecular Oncology has four significant pharmaceutical customers. The following table describes the revenue for each customer in comparison to total revenue:

(Amounts in thousands, except percentage data)	**2002**	**% of Total Revenue**	2001	% of Total Revenue	2000	% of Total Revenue
Customer A	**$5,517**	**59%**	$4,692	72%	$ 908	16%
Customer B	**$3,244**	**35%**	$ 407	6%	–	–
Customer C	**–**	**–**	$ 700	11%	$1,280	23%
Customer D	**–**	**–**	–	–	$2,000	35%

Note O. Quarterly Results (Unaudited)

(Amounts in thousands)	**1st Quarter 2002**	**2nd Quarter 2002**	**3rd Quarter 2002**	**4th Quarter 2002**
Total revenue	**$ 2,422**	**$ 2,346**	**$ 2,282**	**$ 2,339**
Gross profit	**1,168**	**1,011**	**1,131**	**1,224**
Net loss	**(6,031)**	**(6,237)**	**(6,305)**	**(5,141)**

(Amounts in thousands)	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2001	4th Quarter 2001
Total revenue	$ 1,412	$ 1,279	$ 1,224	$ 2,647
Gross profit	868	794	556	1,268
Net loss	(6,274)	(8,331)	(7,494)	(7,619)

To the Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme Molecular Oncology at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note A to these combined financial statements, Genzyme Molecular Oncology is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Molecular Oncology should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.



PricewaterhouseCoopers LLP
Boston, Massachusetts
February 7, 2003

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International Senior Management Team

Sandford D. Smith*
President,
Europe and International Group;
co-chair European Management Board

Carlo Incerti, M.D.*
Chief European Officer for
Scientific Development,
Senior Vice President,
Biomedical and Regulatory Affairs;
co-chair European Management Board

Mark R. Bamforth*
Senior Vice President,
Corporate Operations

Olaf Bartsch, Ph.D.
Vice President,
Business Development

Dane Bedward
Vice President and General Manager,
Americas

Massimo Boriero, M.D.*
Senior Vice President and
General Manager,
Southern European Group

David A. Bush, Ph.D.
Senior Vice President and
General Manager,
Diagnostics International, Kent, UK

Dominic Carolan
Vice President and General Manager,
Operations, Waterford, Ireland

**Members of Genzyme's European Management Board*

Simon Cousins, Ph.D.
Vice President, Operations,
Haverhill, United Kingdom

Charlotte Diller
Vice President,
Biosurgery Europe

Behruz Eslami, Ph.D.*
Vice President,
Regulatory Affairs, Europe

John A. Graham*
Vice President and General Manager,
Germany and Switzerland

Malcolm Johnson
Vice President and General Manager,
United Kingdom and Ireland

Stephen Kennedy
Vice President and General Manager,
Operations, Geel, Belgium

Peter Kessler
Vice President and Managing Director,
Diagnostic Products (Virotech)

Robin Larson
Vice President,
Biosurgery International

Rutger Lens
Vice President, Finance,
Europe

David Meeker, M.D.*
President,
LSD and Thyrogen Business Unit

Dick Meijer
Vice President and General Manager,
Asia Pacific

Joseph Melillo
Vice President and General Manager,
Japan

Fernando Royo, M.D.
Vice President and General Manager,
Spain and Portugal

Daniel Scheidegger
Vice President, Operations,
Liestal, Switzerland

Ute Stoelzle
Vice President and General Manager,
Central and Eastern Europe

Erik Tambuyzer, Ph.D.*
Senior Vice President,
Corporate Affairs, Europe

Frederic Turner*
Vice President and General Manager,
France

Philippe Van Holle*
Vice President and General Manager,
Northern European Group and
Middle East

Rogerio Vivaldi
Vice President and General Manager,
Brazil

Paul Yamada
Vice President, Business Development,
Japan

Ze'ev Zelig
Vice President and General Manager,
Greece, Israel, and Turkey

Genzyme Molecular Oncology Management Team

Gail J. Maderis
President

Mark A. Goldberg, M.D.
Senior Vice President,
Medical Affairs

Clifford L. Hendrick
Vice President, Operations

Katherine W. Klinger, Ph.D.
Senior Vice President,
Research and Development

Bruce L. Roberts, Ph.D.
Vice President,
Cancer Immunotherapy and
Applied Genomics

Fredric J. Vinick, Ph.D.
Senior Vice President, Drug Discovery

Corporate Officers

Henri A. Termeer
President and
Chief Executive Officer

Mara G. Aspinall
President, Genetics and
Pharmaceuticals

Mark R. Bamforth
Senior Vice President,
Corporate Operations

Earl M. Collier, Jr., Esquire
Executive Vice President and
President, Genzyme Biosurgery

Zoltan Csimma
Senior Vice President,
Human Resources

Thomas J. DesRosier, Esquire
Senior Vice President,
General Counsel and
Chief Patent Counsel

Richard H. Douglas, Ph.D.
Senior Vice President,
Corporate Development

David D. Fleming
Group Senior Vice President

James A. Geraghty
Senior Vice President
International Development

Elliott D. Hillback, Jr.
Senior Vice President,
Corporate Affairs

Alison Lawton
Senior Vice President of
Regulatory Affairs and
Corporate Quality Systems

Evan M. Lebson
Vice President and Treasurer

Roger W. Louis, Esquire
Chief Compliance Officer

Gail J. Maderis
President,
Genzyme Molecular Oncology

John M. McPherson, Ph.D.
Senior Vice President,
Cell and Protein R&D

Ann Merrifield
Executive Vice President,
Genzyme Biosurgery

Richard A. Moscicki, M.D.
Senior Vice President, Medical,
Clinical and Regulatory Affairs;
Chief Medical Officer

Donald E. Pogorzelski
President, Diagnostic Products

Alan E. Smith, Ph.D.
Senior Vice President, Research;
Chief Scientific Officer

Sandford D. Smith
President, International Group

Peter T. Traynor
Corporate Controller

Christine van Heek
President, Therapeutics

G. Jan van Heek
Executive Vice President,
Therapeutics and Genetics

Peter Wirth, Esquire
Executive Vice President
Legal, Corporate Development,
Molecular Oncology, and GelTex;
Chief Legal Officer; Clerk

Michael S. Wyzga
Senior Vice President, Finance;
Chief Financial Officer;
Chief Accounting Officer

Board of Directors

Henri A. Termeer
Chairman

Constantine E. Anagnostopoulos*, Ph.D.
Managing General Partner, Gateway
Associates; Retired Corporate Officer,
Monsanto Company
Committees: Audit, Compensation,
and Governance**

Douglas A. Berthiaume*
Chairman, President and
Chief Executive Officer,
Waters Corporation
Committees: Audit (Chair),
Compensation, and Governance**

Henry E. Blair
Chairman and Chief Executive Officer,
Dyax Corporation;
Co-Founder, Genzyme Corporation

Robert J. Carpenter
Chairman and President,
Peptimmune, Inc.; and President,
Boston Medical Investors, Inc.

Charles L. Cooney*, Ph.D.
Professor of Chemical and
Biochemical Engineering,
Massachusetts Institute of Technology
Committees: Compensation
(Chair), and Governance**

Dr. Victor J. Dzau*
Chairman, Department of Medicine,
Physician in Chief and Director of Research
Brigham and Women's Hospital
Committees: Compensation, and
Governance**

Connie Mack III*
Former U.S. Senator; Chairman,
H. Lee Moffitt Cancer Center;
Senior Policy Advisor, Shaw Pittman
Committees: Governance (Chair),**
and Audit

**Independent Directors*

***Nominating and Corporate Governance Committee*

Stock Market Information

Genzyme Corporation has three series of common stock: Genzyme General Stock, Biosurgery Stock, and Molecular Oncology Stock. These stocks are intended to reflect the value and track the performance of our Genzyme General, Genzyme Biosurgery and Genzyme Molecular Oncology divisions. All three stocks are traded on the over-the-counter market and prices are quoted on The Nasdaq National Market™ system under the symbols "GENZ," "GZBX" and "GZMO."

On June 1, 2001, we effected a two-for-one stock split by distributing to the holders of record of Genzyme General Stock on May 24, 2001, one new share of Genzyme General Stock for each share of Genzyme General Stock held. Genzyme General Stock sale amounts set forth in the table below have been adjusted to reflect this split.

As of March 1, 2003, there were 2,364 stockholders of record of Genzyme General Stock, 6,452 stockholders of record of Biosurgery Stock and 1,921 stockholders of record of Molecular Oncology Stock.

We have never paid any cash dividends on any series of our common stock and we do not anticipate paying cash dividends in the foreseeable future.

The following table shows the high and low sale price for each series of Genzyme stock as reported by Nasdaq.

	2001		2002	
	high	low	high	low
Genzyme General Stock				
First quarter	$47.75	$34.34	$58.55	$38.70
Second quarter	64.00	42.49	44.20	17.75
Third quarter	59.89	39.61	25.83	15.64
Fourth quarter	61.64	43.37	36.55	19.90
Biosurgery Stock				
First quarter	$ 9.13	$ 5.43	$ 7.20	$ 5.21
Second quarter	8.40	3.95	6.84	2.75
Third quarter	8.30	3.49	4.72	1.75
Fourth quarter	6.62	3.84	3.20	1.79
Molecular Oncology Stock				
First quarter	$12.19	$ 6.63	$ 9.00	$ 5.70
Second quarter	16.00	6.99	5.99	1.80
Third quarter	13.45	6.88	2.72	0.77
Fourth quarter	10.15	7.05	2.91	0.75

Shareholder Information

Corporate Headquarters

Genzyme Corporation
One Kendall Square
Cambridge, Massachusetts 02139-1562

Registrar and Transfer Agent

American Stock Transfer and Trust Company, Inc.
59 Maiden Lane
New York, New York 10038
(212) 936-5100

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes, and changes of ownership or name in which shares are held.

Independent Accountants

PricewaterhouseCoopers LLP
Boston, Massachusetts

SEC Form 10-K

A copy of Genzyme Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available free of charge upon request to Corporate Communications, Genzyme Corp., One Kendall Square, Cambridge, Massachusetts 02139-1562.

Annual Meeting

The annual meeting of shareholders will be held on Thursday, May 29, 2003 at 2:00 p.m. at State Street Bank, 225 Franklin Street, Boston, Massachusetts.

The annual meeting will be broadcast live over the Internet at our corporate website at http://www.genzyme.com in the investors area.

FOR MORE INFORMATION

Genzyme's Investor Information Line

1-800-905-4369 (North America)
(703)-797-1866 (elsewhere)

The information line provides recorded messages and a fax-on-demand feature for news releases.

Genzyme on the Internet

http://www.genzyme.com

Trademarks

Genzyme®, Cerezyme®, Ceredase®, Thyrogen®, Fabrazyme®, Seprafilm®, Sepragel®, NextStitch®, SaphLITE®, Epicel® and Carticel® are registered trademarks of Genzyme. Myozyme™, CF87™, Immobilizer™, Sepra™, N-geneous LDL™, N-geneous HDL™, GlyPro™, SmartStroke™, SAGE™, LongSAGE™, SPHERE™, Sepracoat™, Sepramesh™ and Seprapack™ are trademarks of Genzyme. Synvisc® and Hylaform® are registered trademarks of Genzyme Biosurgery. Renagel® is a registered trademark and Cholestagel™ is a trademark of GelTex Pharmaceuticals, Inc. Focal® and FocalSeal®-L are registered trademarks of Focal, Inc. Aldurazyme® is a registered trademark of BioMarin/Genzyme LLC. WelChol® is a registered trademark of Sankyo Pharma, Inc. AVONEX® is a registered trademark of Biogen, Inc.

genzyme

MOLECULAR ONCOLOGY

GENZYME MOLECULAR ONCOLOGY
15 PLEASANT STREET CONNECTOR
FRAMINGHAM, MA 01701-9322
(508) 872-8400
http://www.genzymemolecularoncology.com

GENZYME GENERAL

Innovative Products for Major Unmet Medical Needs

2002

Annual Report

Focusing on Patients, Delivering Solutions

Genzyme Corporation

Genzyme Corporation is a global biotechnology company driven by a commitment to patients. Since our founding more than two decades ago, we have dedicated our efforts to making a major positive impact on the lives of people with serious diseases and medical conditions. This commitment has driven innovation in treating both widespread diseases and rare genetic conditions, in providing leading diagnostic tests and services, in bringing the benefits of biotechnology to the practice of surgery, and in developing novel approaches to cancer. Today, our nearly 6,000 employees worldwide serve patients in more than 75 countries.



Argentina • Australia • Belgium • Brazil • Canada • Colombia • France • Germany • Greece • Ireland • Israel • Italy • Japan • Jordan • Mexico • Poland • South Korea • Spain • Sweden • Switzerland • The Netherlands • United Kingdom • United States

Genzyme General, one of the three divisions of Genzyme Corporation, develops and commercializes innovative solutions for major unmet medical needs of patients with genetic and other serious, debilitating diseases with well-defined populations. With five therapeutic products on the market and a robust pipeline, we are helping to improve the quality of patients' lives worldwide. Our genetic testing services and diagnostic products enable us to have a positive effect on the full spectrum of patient care.

Cover: Arina Kharchenko, now 15, was the first Russian Gaucher disease patient to receive Ceredase/Cerezyme therapy. She was diagnosed at age 3, but because the treatment was neither approved nor reimbursed in Russia, her mother, Olga, spent seven years of persistent work to bring therapy to her daughter. Olga also started the Russian Gaucher patient association, which lobbied the government for support. Cerezyme was registered in September 2001 and the Russian government is seeking the resources to treat more patients.

Genzyme General **Genzyme Biosurgery** **Genzyme Molecular Oncology**



Thyrogen
Cerezyme
Cerezyme
Renagel Tablets
Fabrazyme
genzyme



Contents

Financial Highlights Genzyme General

- In 2002, Genzyme General revenues topped $1 billion for the first time in the division's history, rising 10% from $982 million in 2001 to $1,080 million in 2002.
- We successfully met several challenges of managing the Renagel business, including returning U.S. wholesaler inventory levels to the optimal range of four to five weeks. As new Renagel manufacturing plants become operational in 2003, we will boost gross margin and have the capacity to meet growing demand for this product around the world.
- Genzyme's products for lysosomal storage disorders had a landmark year. Cerezyme revenues grew 9%, while the Fabrazyme rollout expanded to include 26 countries. We anticipate further success in 2003, with U.S. and European marketing approval of Aldurazyme, U.S. and Japanese approval of Fabrazyme, and the launch of two clinical trials for our Pompe disease therapy.
- The genetic testing services business grew 21% for the second consecutive year, driven by a broad menu of DNA tests for diseases including cystic fibrosis.

(Dollars in thousands, except per share data)	**2002**	2001	2000	1999	1998
Summary of Operations					
Revenues	**$1,080,185**	$ 981,926	$ 752,483	$ 635,366	$ 569,319
Product and service gross profit	**808,194**	735,445	550,415	477,992	392,130
Operating profit	**207,657**	92,150	143,480	223,889	189,356
Net income allocated to Genzyme General stock	**178,526**	44,543	121,455	149,360	121,053
Earnings per share*	**$ 0.81**	$ 0.21	$ 0.68	$ 0.85	$ 0.74
Financial Position					
Cash and investments	**$1,149,145**	$1,041,500	$ 531,326	$ 513,905	$ 556,097
Working capital	**825,573**	478,191	438,733	487,561	381,685
Total assets	**3,555,801**	3,225,254	2,499,053	1,399,583	1,410,391
Long-term obligations	**600,038**	454,236	455,684	272,702	357,214
Division equity	**$2,585,884**	$2,280,352	$1,750,280	$1,007,614	$ 939,967

**Reflects 2-for-1 split of Genzyme General stock in June 2001. Based on net income per share allocated to Genzyme General stock.*


Revenues
($ in millions)
$1,200
$1,000
$800
$600
$400
$200
$0
98
99
2000
2001
2002

1999 and 2000 include Renagel revenue, prior to GelTex acquisition.


Earnings per Share
$1.00
$0.80
$0.60
$0.40
$0.20
$0
98
99
2000
2001*
2002

**Reflects 2-for-1 stock split in June 2001.*


Cash and All Marketable Securities
($ in millions)
$1,200
$1,000
$800
$600
$400
$200
$0
98
99
2000
2001
2002



While the biotechnology industry faced many challenges in 2002, we maintained our focus on serving patient needs. Consequently, the past year was highly productive for Genzyme General. Our investments in research and development, clinical trials, and manufacturing and distribution infrastructure are yielding results, and we demonstrated our ability to execute on many fronts. We made major strides in bringing more products to more patients worldwide.

Progress in 2002

The past year was marked by contrast — while making strong progress, we also learned important lessons that have positive implications for the future. Cerezyme, our enzyme replacement therapy for Gaucher disease, exceeded our expectations with 9 percent growth over 2001 and serves as the flagship for our ongoing leadership in treating lysosomal storage disorders.

One of our major challenges in 2002 was managing our supply chain for Renagel, our phosphate binder for dialysis patients. We implemented controls to manage inventory levels of Renagel at our U.S. wholesalers down from approximately 20 weeks to our desired level of four to five weeks. This process of inventory reduction impacted our Renagel revenues for the year, but end-user demand continued to rise, with 30 percent U.S. retail sales growth over 2001. On the basis of such demand and efficiencies resulting from our expansion of Renagel manufacturing facilities, we expect revenues to rebound and margins to improve significantly by the end of 2003. Renagel has great potential for continued international growth. It is still in the early stages of adoption in the large and growing worldwide dialysis market, and its value across the spectrum of renal disease is expected to expand far beyond our original expectations.

Our other marketed products and services turned in solid performances in 2002. We continued our long-term investments in research and development and in manufacturing infrastructure, efforts that are already delivering benefits. For the first time, our revenues exceeded $1 billion, and we ended the year with $1.1 billion in cash and cash equivalents.

Lysosomal storage disorders: leadership and momentum

We are gaining momentum in 2003, prepared by our 12 years of leadership in therapies for lysosomal storage disorders (LSDs), rare and progressive genetic diseases caused by missing enzymes. Our successful Cerezyme franchise for the treatment of Type 1 Gaucher disease demonstrates this leadership and serves as a model for our other LSD programs. Our commitment to the Gaucher patient community is that when we take on patients, it is a lifelong responsibility that includes helping to increase access to therapy.

In April 2003, we anticipate approvals of two other LSD therapies — Aldurazyme and Fabrazyme. In the first months of the year, the U.S. and European regulatory authorities' scientific advisory committees recommended Aldurazyme for approval. Aldurazyme, which we are developing in partnership with BioMarin Pharmaceutical, treats MPS I, a progressive and devastating disease. Fabrazyme, for Fabry disease, is approved in 26 countries, and we expect marketing authorization in both the United States and Japan during 2003 and are prepared for launch. I would like to offer my personal thanks to our scientific, medical, and regulatory teams in the United States, Europe, and Japan for their highly productive work in bringing Aldurazyme and Fabrazyme to patients.

The urgency of Pompe therapy

We are enrolling patients in a trial of our enzyme replacement therapy for Pompe disease and expect to begin a pivotal trial in the second quarter of 2003. This is our largest research and development project, and we are proceeding with urgency because this disease is a cruel and often fatal condition. Indeed, the patients in the trial that is underway are between 6 months and 3 years old. The second trial will treat the most vulnerable Pompe patients — those less than 6 months old with the most severe form of the disease, which usually leads to death before a child's first birthday. In this circumstance, based on the results of these trials together with those of previous studies, we intend to aggressively pursue marketing authorization worldwide to bring this essential therapy to children and families with no other treatment options.

Need for a pragmatic approach for rare genetic diseases

We strongly support the U.S. and European regulatory authorities in their efforts to speed the review process for new therapies, increase flexibility, and find greater efficiencies. In particular, we are convinced that the current review system for ultra-orphan diseases is simply not the optimum way to serve these patients. Due to the dire human need of people with these rare conditions, and because the risk-benefit equation is so different from that of more common diseases, an alternative pathway to approval is necessary. For example, during the recent U.S. advisory panel reviews of our enzyme replacement therapies, patients and their families presented compelling cases for streamlining the approval process to provide access to therapies.

Managing our pipeline strategically

There is tremendous potential upside in Genzyme General's pipeline for long-term growth. As we continue to develop our pipeline, we evaluate programs to determine which have the greatest potential to help patients. We seek therapeutic directions with multiple applications that can be developed over time, such as diseases involving the growth factor TGF-beta, which present a huge opportunity. We are building on our proven strengths in proteins and polymers while leveraging our deep research experience in small molecules, cell therapy, and gene therapy. We are also extending current products into additional areas, such as new therapeutic uses for Thyrogen. As a result of our strategic view and productive development programs, we plan to advance five new therapeutic product candidates to the clinic in 2003.

Beyond therapeutics, our diagnostic products and services businesses contribute to our growth, allow us to address the full spectrum of patient care, and provide a source of learning and innovation about the diseases we seek to treat. Today, for example, as we develop our therapy for Pompe disease, we are also working on a screening test to diagnose newborns — a critical step toward halting disease progression at the earliest possible moment.

In 2002, Genzyme General remained true to its values and patient focus. We exist to innovate, and to make major positive impacts on the lives of people with serious diseases. Thanks to the efforts of our employees and the support of all our stakeholders, we entered 2003 with the momentum to deliver further progress and growth.

Sincerely,



Henri A. Termeer
Chairman, President, and Chief Executive Officer

March 31, 2003

Our Patient Focus Drives Our Growth

Our history in developing therapies for rare diseases has given us a sense of empathy that extends through all our efforts and shapes our approach to evaluating new business opportunities.



Since childhood, Renato Astarita of Bagno di Romagna, Italy, suffered from the symptoms of Fabry disease, but he was not diagnosed until his early thirties. His condition continued to worsen, with cardiac degeneration and renal involvement, necessitating a kidney transplant in 2000. He began treatment with Fabrazyme® in 2001 and now, at age 59, he is in stable condition. Calling his treatment with Fabrazyme "a real miracle," Renato says, "I'm very happy about the quality of my life. Life has its ups and downs — now it's up again!"

We work with governments worldwide to build sustainable health-care systems to care for patients with serious diseases.

Mission: unmet medical needs

We seek frontiers — serious diseases where no truly safe and effective treatments exist. Here we have the chance to make a major improvement in the quality of life for many people around the world. This approach embodies our core values — we are both entrepreneurial and compassionate, and we innovate to make a difference for patients and their families. This values-driven approach has proved to be an excellent way to build a business. It has led us to embrace diverse technologies in proteins, polymers, small molecules, and gene and cell therapy. It has inspired us to tackle serious diseases with unserved or underserved populations. It accelerated the development of our global clinical, regulatory, manufacturing, and commercial infrastructure.

Genzyme General now has five therapeutics commercially available to patients, two of which are responsible for the majority of our revenues. Cerezyme® (imiglucerase for injection), an enzyme replacement therapy for Type 1 Gaucher disease, continues to deliver solid growth and serves as a model program as we bring more therapies for lysosomal storage disorders to market. Renagel® (sevelamer hydrochloride), a polymer-based phosphate binder for kidney dialysis patients, is a key growth driver for the future as we open new markets and validate its wider potential in kidney disease.

Global Manufacturing

To ensure that we have the production capacity to support the growth of current and new products, we are expanding globally.


San Diego, California
Santa Fe, New Mexico
Allston and Framingham, Massachusetts
Waterford, Ireland
Haverhill and Kent, United Kingdom
Geel, Belgium
Liestal, Switzerland



Patients of all ages are waiting for a treatment for the debilitating effects of Pompe disease. Both Vincent DaSilva (center) of New Windsor, New York, and his little brother, Anthony, 6, have lived with Pompe disease nearly all their lives. Vincent, 17, who is currently home-schooled, hopes to return to high school for his senior year. Lateef Murdock of Inkster, Michigan, 35, is a musician whose goal is to produce a top ten record. He was diagnosed as a young adult and also has a sibling with Pompe disease.

Close to patients and physicians

We believe that developing and commercializing therapies is only part of meeting serious medical needs. We also work toward providing access for all. Particularly in the case of genetic diseases, this task begins by heightening physician awareness and identifying patients who need treatment. We create and maintain patient registries, using the databases to study diseases and treatment outcomes in order to improve care. We work with governments around the world to increase access to therapy. In the United States, our 35 case management specialists assist patients and advocate with insurers. We also work with federal legislators on ways to provide Medicare patients with better drug coverage. Where reimbursement is not yet a reality, we collaborate with humanitarian and advocacy organizations to provide access wherever possible.

In addition to our therapeutic products, we help physicians make or confirm diagnoses for their patients with a broad array of diagnostic products and genetic testing services. We are committed to providing a full spectrum of care from diagnosis to treatment.

Delivering to Patients with Renagel



We take an active role in educating dialysis patients about managing phosphorus in their diets. Angelina Medeiros, a patient at a Boston-area dialysis center, is counseled by dietician Sarah Kiely as Ashraf Selim, M.D., looks on. Ms. Medeiros has seen a drop in her phosphorus levels since she began taking Renagel.

Renagel is far more than a phosphate binder.

Renagel, one of Genzyme General's principal growth drivers for the future, is emerging as a vital therapy across the broad continuum of care for renal disease. Originally recognized for its role as a calcium-free, metal-free, non-absorbed phosphate binder for hemodialysis patients, this unique and powerful therapeutic is expanding beyond our initial expectations. Clinical results from our post-marketing studies demonstrate that Renagel may have beneficial cardiac implications because it prevents progression of cardiovascular calcification and lowers lipids in hemodialysis patients.

Enormous opportunity for growth

With Renagel, Genzyme General has an unprecedented opportunity to benefit a large population of underserved patients. Worldwide, the dialysis population stands at approximately 1.2 million, largely in the major markets of North America, Europe, and the Asia-Pacific region. While penetration of this market is in the early stages, end-user demand for Renagel is growing quickly. In the United States, the number of Renagel prescriptions written rose 27 percent in 2002, with a leap of 117 percent in demand for the 800 milligram tablets. Adoption is earlier still in Europe, where nearly all nephrologists in the 13 countries where it is marketed have prescribed Renagel in the past year, but only 10 percent use it as a first-line therapy. Brazil, home to about 50,000 dialysis patients, placed its first order for Renagel in late 2002, and we expect consistent growth in orders in 2003. Japan, where the dialysis population exceeds 200,000, approved Renagel in January 2003. Our partner, Chugai Pharmaceuticals, has completed registration, and commercial launch is slated for midyear. We are planning to conduct a clinical trial in Saudi Arabia in 2003.

An increasing volume of evidence

A growing number of publications support the efficacy of Renagel. In July 2002, *Kidney International* published the results of our post-marketing study comparing Renagel with a calcium-based phosphate binder. The 100 patients treated with Renagel had notably less progression in cardiac calcification than the patients who took calcium-based binders, suggesting that calcium-based phosphate binders may contribute to the progression of cardiac calcification. The Renagel patients also experienced a lipid-lowering effect, with a 36 percent and 15 percent reduction in their levels of LDL and total cholesterol, respectively.

We are currently conducting another post-marketing study of Renagel in more than 2,000 patients — the world's largest clinical trial of morbidity and mortality among hemodialysis patients. This trial compares Renagel with calcium-based phosphate binders. We also are exploring the potential

Clinical evidence shows that Renagel has the potential to help patients across a broader spectrum of kidney disease.

Neide Barriguelli of São Paulo was one of the first Brazilian dialysis patients to be treated with Renagel following its approval there in 2002. Since she began treatment, her phosphorus levels have dropped significantly.



benefits of Renagel in patients with chronic kidney disease (CKD) not yet on dialysis. In the United States alone, CKD affects more than 20 million people.

New guidelines point to Renagel

Renagel helps patients and physicians meet new goals defined by the U.S. Kidney Disease Outcomes Quality Initiative (K/DOQI), a program of the National Kidney Foundation that provides evidence-based clinical practice guidelines for all phases of kidney disease and related complications. The draft K/DOQI guidelines, which should be finalized in 2003, advise physicians to manage toward lower serum phosphate levels and identify patients who should not receive calcium-containing binders.

Controlling the process

We have gained increasing control of the manufacturing and distribution process for Renagel with expanded facilities and inventory management arrangements with wholesalers in place. Major investments in manufacturing infrastructure over the past two years have resulted in expanded facilities for the production of sevelamer, the bulk material from which Renagel is made, at our facility in Haverhill, United Kingdom. A new facility in Waterford, Ireland, to tablet Renagel received approval to manufacture product for Europe early in 2003, with U.S. approval expected midyear. We are supplying bulk material to Chugai Pharmaceuticals for tableting and sales in Japan.

Patient initiatives

We have launched a number of initiatives to increase access and support for patients. For example, in early 2003 we began using our InBalance program to help educate patients on the importance of managing phosphorus in the diet and other ways to improve compliance.

To improve access for patients, we consult with managed care organizations and insurers, and through the Renassist program, we coordinate with major dialysis centers to maximize the benefits of a patient's insurance coverage.

We continue to advocate for an oral drug benefit in the Medicare program. For patients with no means of obtaining Renagel, we make therapy available through the Renagel Patient Assistance Program in collaboration with the American Kidney Fund.

Because renal dysfunction is one outcome of Fabry disease, we are actively working to increase awareness of this disorder among dialysis patients and nephrologists.

Polymer technology products

Renagel's non-absorbed polymer technology is also the basis for WelChol® (colesevelam hydrochloride), a non-systemic medication that helps lower high levels of LDL cholesterol. This product, marketed in the United States by Sankyo Pharma, had prescription growth of 121 percent in 2002. At the end of the year, we filed for marketing authorization in Europe, where this product is branded Cholestagel™ (colesevelam hydrochloride), and we anticipate approval in late 2003.

Delivering to Patients with Cerezyme



Home infusion is making life more convenient for many Gaucher patients in the United States and Europe. Abby Turner, a nanny in Lexington, Massachusetts, who has been on therapy since age 11, receives her infusions from her mother, Linda, a registered nurse.

In more than 75 countries around the world, more than 3,500 patients rely on Cerezyme to manage their Gaucher disease and live normal lives.



Gaucher patients around the world receive the benefit of Cerezyme — including Alan Dominguez of Mexico City, shown here with his grandmother, Gloria Duran. Now 5 years old, Alan was diagnosed and began treatment with Cerezyme as an infant.

We have an ongoing commitment to enhancing therapy and facilitating access.

Since 1991, Cerezyme and its predecessor, Ceredase, have been the only safe and effective treatment for Type 1 Gaucher disease, which causes spleen and liver enlargement, bone deterioration, anemia, bleeding and bruising, and fatigue. Even as Cerezyme has become the standard of care for this serious genetic disorder, Genzyme General continues to help Gaucher patients through product enhancements, greater convenience, and wider access.

Growth in 2002

Cerezyme continues on a steady growth path, driven by the global expansion of our sales and marketing teams. We extended access and reimbursement to countries in Eastern Europe, Russia, the Middle East, and Southeast Asia. In 2002, more than half of our $619 million in Cerezyme revenue came from outside the United States.

Growth was also driven by the publication in the *American Journal of Medicine* of positive long-term safety and efficacy data about Cerezyme. The published study followed more than 1,000 patients worldwide who received Cerezyme therapy for up to five years and reconfirmed that this therapy reverses and prevents the progression of the major clinical manifestations of Gaucher disease. The patients in the study were followed in the Gaucher Registry, a long-term database that tracks outcomes of routine clinical practice and is the world's largest cooperative study of the disease.

Serving Gaucher patients

We recognize that even with excellent therapy, Gaucher disease is challenging to live with, so we continually strive to help patients by providing more comprehensive services, such as delivering the infusion therapy in a patient's home rather than at a medical facility. At the end of 2002, approximately 40 percent of U.S. Cerezyme patients had moved to home therapy, which is also increasing across Europe.

In rare genetic disorders such as Gaucher disease, an important step in serving patients is diagnosing them. Because Gaucher disease is especially prevalent among people of Ashkenazi Jewish descent, we have focused on communication and awareness efforts in the Jewish community. As patients learn about the disease, we help them with screening and diagnostic services, connecting them with health-care professionals and patient support and advocacy groups. As patients go on therapy, our case management specialists provide reimbursement and access support. We also serve as a resource for those seeking alternative funding options and have put in place the Cerezyme Access Program as a temporary funding source. Outside the United States, we work country-by-country with each nation's central health-care administration on reimbursement and provide access through the Gaucher Initiative where reimbursement is not yet a reality.

New therapeutic directions

We recently launched a "practice of medicine" study in the United States and Europe to investigate the feasibility of reducing the frequency of infusions to maintain the current level of enzyme and therapeutic benefit. In late 2002, we began a U.S. pilot study of Cerezyme in combination with osteoporotic drugs to prevent bone deterioration among Gaucher patients. We also seek to innovate in new approaches to treatment, such as an orally available small molecule and gene therapies.

A leadership model

Genzyme General has deep experience with Gaucher disease and other lysosomal storage disorders (LSDs) that extends to our founding in 1981. This experience has allowed us to leverage our clinical and regulatory expertise and the development of efficient production methods for our Fabry and Pompe disease therapies. We also sponsor the Genetic Leadership Collaborative, a network of leading research, education, and treatment centers focused on the diagnosis and treatment of LSDs.

Leadership in Lysosomal Storage Disorders



Takeishi Ishiguro visited Genzyme in 2002 as a spokesman for the Japanese Pompe Patient Association, whose 30 members contributed to the book of letters he presented to CEO Henri Termeer. The 14-year-old Pompe patient and musician emphasized the great need — and hope — the Japanese patients and their families have for an effective therapy.

We expect U.S. approval for two new therapies in 2003.

Core Strategic Platforms

Genzyme provides a series of services specially designed for people living with LSDs and those who care for them.


Patients
Health-care professionals
Care givers
Family members
Payors and government agencies
Portfolio breadth and depth
Integrity
Technological innovation
LSD Leadership
Broad education focus
Patient compassion and advocacy
Collaborative spirit

Regulatory strides on new therapies

In February 2003, the scientific committee for the European authority issued a positive opinion on Aldurazyme® (laronidase), and approval is expected in the first half of 2003. A few weeks earlier, the U.S. Food and Drug Administration's advisory panel unanimously concluded that Aldurazyme shows efficacy with a satisfactory safety profile. The FDA has since set April 30 as the action date for U.S. marketing approval of Aldurazyme. We have also filed for approval in Australia and Canada. Upon approval, this enzyme replacement therapy will become the first and only drug to treat MPS I (mucopolysaccharidosis), a progressive, debilitating lysosomal storage disorder. About 3,000 to 4,000 people worldwide have MPS I, which among other disabilities causes cardiac impairment, loss of lung function, skeletal and joint deformities, pain, and often death before adulthood.

Genzyme General developed Aldurazyme in partnership with BioMarin Pharmaceutical. Commercial manufacturing capacity is sufficient to meet worldwide demand, the expanded marketing and sales team is ready, and we have begun an education process with third-party payors to facilitate reimbursement.

The FDA's advisory panel also issued a positive review of Fabrazyme, our enzyme replacement therapy for Fabry disease, an LSD that affects an estimated 5,000 people worldwide and manifests itself through renal failure, stroke, heart disease, and pain. Fabrazyme was approved first in the European Union in 2001, and by the close of 2002, about 450 patients were on treatment in 31 countries

In early 2003, Genzyme General received positive news on both Aldurazyme and Fabrazyme from regulatory authorities.

In Katy, Texas, 4-year-old Sydnee Jensen and her mother, Trisha, are eagerly waiting for the approval of Aldurazyme to treat MPS I. Sydnee, who attends prekindergarten, was diagnosed with this progressive, debilitating disease at 15 months.



around the world. In Europe, we market Fabrazyme in a competitive environment, and we are gratified that a growing number of new patients going onto therapy are being treated with our product. Sales of Fabrazyme in the fourth quarter of 2002 were $9 million, and $26 million for the full year. We are primed to launch Fabrazyme in the United States upon FDA approval, which is expected in April. We completed our Japanese "bridging" trial of Fabrazyme in 2002 and anticipate approval and launch in 2003.

The judgments of the FDA and its advisory panel have validated our rigorous, scientific approach to research and clinical trial design and execution for LSD enzyme replacement therapies. In the case of Fabrazyme, our support of ongoing post-marketing studies designed to demonstrate clinical benefit in the critical renal, cardiac, and neurological areas will provide further positive data for physicians.

Pompe disease therapy for an extreme unmet need

In 2002 we accelerated our clinical program for Myozyme™ enzyme, a therapy for Pompe disease, which causes severe muscle degeneration that affects motor skills and cardiac and respiratory function. Spurred by the devastating nature of the disease and encouraging preliminary regulatory discussions, we have increased our investment to make this our largest development program. We are moving ahead assertively on new clinical studies of the infantile-onset form of the disease using our most recent version of the recombinant alpha-glucosidase enzyme, which is best suited for large-scale commercial production. We have developed the manufacturing capacity to conduct the new trials and are installing two new bioreactors for Myozyme at our Allston Landing facility to support commercialization.

In March 2003, we began to enroll patients in the first of the new Pompe trials, which investigates treatment in children between 6 months and 3 years of age. In the second quarter, we plan to initiate a pivotal trial with patients less than 6 months old — those with the most severe form of Pompe disease — in the United States, Europe, and Asia. We hope to pursue product registrations worldwide based on results from these and other studies. Patients in the earlier studies, which use different sources of enzyme than the two new trials, have demonstrated highly encouraging clinical progress and survival rates.

Securing the Future through Strategic Pipeline Management



Thyrogen helps Gary Bloom keep up his demanding schedule — his family life, job as a computer programmer, and working out twice a day. He also devotes time to thyroid cancer patient advocacy as the volunteer board chair of ThyCa: Thyroid Cancer Survivors' Association, which allows him to stress the importance of early detection and monitoring.

In addition to developing new products, we seek to enhance and extend our existing therapeutics.

Genzyme General is committed to developing therapies that draw on the broad scientific expertise across Genzyme Corporation. In expanding beyond highly specific enzyme replacement therapies, we have been careful to focus our efforts on therapeutic candidates with potential for multiple applications. This approach enables us to take full advantage of the most promising candidates and, over time, advance them for varied uses. A prime example is our work on antibodies to the growth factor TGF-beta, which is implicated in a number of serious diseases with very large market potential for successful therapeutics. In our broad-based development efforts, we are building on our past successes in proteins and polymers. We also look to improve and enhance existing products, and to extend them to new uses. In kidney disease and lysosomal storage disorders, we continue to search for better modalities to replace or work in combination with our current successful therapies.

Protein therapy for diffuse scleroderma

We are completing enrollment in our phase 1-2 clinical trial directed at diffuse scleroderma. This life-threatening fibrotic disease affects an estimated 300,000 people worldwide by progressive thickening of the skin and internal organs and has a 10-year mortality rate of 40 to 50 percent. We expect to have results from this trial late in 2003 and to proceed to a phase 2 trial. Based on a monoclonal antibody to TGF-beta, the treatment is the first to be studied in our collaboration with Cambridge Antibody Technology to develop and commercialize TGF-beta antagonists. Additionally, we plan to advance GC1008, a TGF-beta antagonist monoclonal antibody for another fibrotic disease indication, to the clinic in 2003.

New applications for Thyrogen

Thyrogen® (thyrotropin alpha for injection) has been successfully marketed since 1998 in the United States and 2001 in Europe for use in follow-up screenings of thyroid cancer patients who have had thyroidectomies. Thyrogen shows promise for two therapeutic indications — tumor ablation and treatment of goiter. In 2003, we expect to complete an international phase 2 trial of Thyrogen with radioiodine in post-thyroidectomy thyroid cancer ablation. We are also

We increasingly focus our discovery and development programs on families of product candidates with the greatest potential for multiple diseases.

Many patients with diffuse scleroderma are looking to Genzyme General for a safe and effective treatment while using exercise to alleviate their symptoms. Michele Allison of Long Valley, New Jersey, who was diagnosed with scleroderma in 2002, participates in physical therapy twice weekly to help increase her flexibility and range of motion.



conducting a U.S. phase 1 trial of Thyrogen in nontoxic multinodular goiter, a non-cancerous thyroid condition, and expect to have preliminary results in 2003. In the United States, there are approximately 190,000 diagnosed cases of this condition annually, and the comparative number in Europe is about 350,000.

Polymer therapy for *C. difficile* colitis

We are nearing full enrollment in our 300-patient phase 2 trial of tolevamer, a treatment for *C. difficile* colitis, which is being conducted at multiple sites in the United States, Canada, and Europe. We expect to have preliminary data analyzed in the second half of 2003. The FDA has given fast track status to a therapy for this widespread and virulent form of colitis, which is especially prevalent in hospitals, striking approximately 400,000 patients annually in the United States and leading to death in about 5,000 cases. Our treatment has the potential to be the first non-antibiotic therapy for this condition, significant because global health organizations have expressed concern about the overuse of antibiotics and antibiotic resistance.



This image shows the structure of a small molecule compound currently in research studies, which we discovered with one of our high-throughput screens.

DX-88

In January 2003, our partner, Dyax Corp., initiated a 48-patient U.S. placebo-controlled phase 2 clinical trial of DX-88, a small protein compound therapy for acute hereditary angiodema. In March 2003, Dyax announced positive clinical response data from a phase 2 open-label European study, conducted in nine patients at sites in Germany, Italy, the United Kingdom, and Spain.

Iron chelator

Early in 2003, we began a phase 1 clinical trial in the United Kingdom of a small molecule iron chelator designed to help people with forms of chronic anemia to shed iron, which overloads their bodies due to the frequent infusions needed to treat their primary disease. The patients in our trial have thalassesmia, the category of anemia with the highest need for iron clearance. We plan to start a phase 1-2 trial in the United States later in the year.

Products of the Future



Brothers Scott (left) and Josh Karie of Gilbert, Arizona, hope to be able to participate in our planned clinical trial of an enzyme replacement therapy for Niemann-Pick B disease. Josh was diagnosed as a toddler, and their mother, Cindy Olson, was instrumental in getting Scott diagnosed years later when he began to show symptoms.

We plan to enter the clinic in 2003 with five new product candidates, both proteins and small molecules, and we continue to advance preclinical programs in gene and cell therapy.

The future in LSDs

In addition to the pivotal Pompe therapy trial, we plan to initiate a phase 1-2 clinical trial in 2003 for an enzyme replacement therapy for Type B Niemann-Pick disease. This lysosomal storage disorder, for which there is no effective treatment, causes spleen and liver malfunction and muscle degeneration.

Our commitment to treating LSDs has led us to explore new approaches — the application of the enzyme replacement therapy platform technology we acquired from Novazyme, small molecule therapy, and gene therapy.

Multiple sclerosis

We plan to move our small molecule therapy for multiple sclerosis (MS) closer to the clinic by filing an Investigational New Drug (IND) application in late 2003. MS affects one million people worldwide, about 350,000 of whom are in the United States. While therapies are on the market, there is a great unmet need for an oral treatment with fewer adverse side effects. This same compound may also have potential in preventing the rejection of transplanted organs without suppressing the immune system.

Earlier-stage programs

Genzyme General is committed to pursuing solutions across our technology platforms. Some of the most exciting developments are in small molecule therapies, including early-stage work in polycystic kidney disease and inflammatory bowel disease.

Partnerships to advance therapies

We utilize collaborations of varying kinds to bring new therapies to patients. In Japan, we completed a phase 3 clinical trial and filed for marketing approval of Avonex® (interferon beta 1-a), Biogen's treatment for multiple sclerosis. We anticipate a 2004 product launch. Genzyme remains the only U.S. company to have brought a product — Cerezyme — through the regulatory process and to market in Japan without a Japanese partner.

We have a strong global infrastructure for clinical and regulatory affairs, and we seek to be the biopharmaceutical partner of choice in Europe and Asia. We have strengthened our local capabilities in key medical markets around the world to support sales and marketing. In the Americas and Asia-Pacific, we have local medical directors in key countries. Our presence in Europe is the largest of any U.S.-based biotechnology company. We have approximately 1,200 people in 20 countries and have added new manufacturing and distribution facilities in Ireland and Belgium, making us a productive partner for both European and American biotechnology companies.

Therapeutics Product Pipeline

	Research	Preclinical	Clinical Trials: Phase 1	Clinical Trials: Phase 2	Clinical Trials: Phase 3	Post-marketing
Cerezyme® — product enhancements						
Renagel® — DCOR ESRD morbidity and mortality						
Fabrazyme® — Fabry disease*						
Aldurazyme® — MPS I disease						
Renagel® — Japan						
AVONEX® — multiple sclerosis in Japan						
Cholestagel™ — Europe						
Thyrogen® — ablation of thyroid cancer						
Tolevamer (toxin binder) — *C. difficile* colitis						
DX-88 — hereditary angioedema						
Myozyme™ — Pompe disease						
Anti-TGF beta — diffuse scleroderma						
Thyrogen® — goiter						
Iron chelator — iron overload diseases						
Next-generation Cerezyme®						
GENZ 29155 small molecule — multiple sclerosis						
Acid sphingomyelinase — type B Niemann-Pick disease						
GENZ 112638 small molecule — lysosomal storage disorders						
Anti-TGF beta — renal and other diseases						
GC 1008 (anti-TGF beta) — pulmonary fibrosis						
Second generation sevelamer — chronic kidney disease						
Gene therapy — AV shunt failure in renal dialysis						
Polymer/small molecule — anti-obesity						
Gene therapy —						
lysosomal storage disorders						
genetic diseases						
Small molecule — polycystic kidney disease						
GENZ 38167 small molecule — inflammatory bowel disease						
GENZ 29155 small molecule — organ transplant						
Next-generation Pompe disease						

**Fabrazyme is approved in Europe and pending approval in the U.S.*

Diagnostic Products and Services


OSOM Ultra
Strep A Test
OSOM

In 2002, we won an exclusive contract from the government of France to supply a rapid test for strep A infection. When implementation is complete, there will be a multimillion unit annual demand for the test. The French government commissioned this diagnostic product because it now requires physicians to perform a point-of-care test to verify a symptomatic diagnosis of a strep A infection before writing a prescription for antibiotics.

We are one of the largest providers of genetic testing services in the world.

We are a longtime industry leader in pre- and post-natal genetic testing and diagnosis, further distinguishing ourselves with genetic counseling services, a comprehensive test menu, and a commitment to clinical and scientific education and research. In the last year, we incorporated four new technologies and seven new tests, and we completed more than 60 publications and presentations.

Our pre- and post-natal test menu is the broadest available. We offer the most extensive commercial test available for cystic fibrosis, capable of detecting the 87 most common mutations. Our test for Fragile X Syndrome pinpoints the most prevalent cause of inherited mental retardation. In 2002, we introduced a test for MLIV, an LSD characterized by severe psychomotor delay. With this test, we now offer the most comprehensive screening menu for genetic diseases common among people of Ashkenazi Jewish descent.

An expanding area is cancer detection tests, particularly in hematology cancers. In 2002, we made significant progress in developing new tests for solid tumor cancers following the acquisition of the diagnostic rights from Genzyme Molecular Oncology at the end of 2001. We have evaluated and selected a large number of possible candidate tumor antigens useful for diagnosis and are now in clinical studies with the most promising of these.

We offer diagnostic products, concentrating on rapid tests, which are performed at the point of care in a doctor's office or hospital. Our development focus is primarily on diabetes and renal, cardiovascular, and infectious diseases. We sharpened this focus with our acquisition of Wyntek Diagnostics in mid-2001. During 2002, we closed our San Carlos plant and consolidated all California manufacturing at our state-of-the-art facility in San Diego.

Genzyme General offers a broad array of products and services that aid in diagnosing disease, assessing risk, and monitoring therapies.

Genzyme Genetics operates a new, state-of-the-art molecular genetics laboratory, one of the largest in the United States. Here, the TECAN liquid-dispensing, robotic machine extracts DNA from human blood in the first step of the process of testing for cystic fibrosis (CF). Our CF test has seen continuing high demand since the 2001 recommendation by the American College of Obstetricians and Gynecologists that CF screening be made available to all pregnant women and couples considering pregnancy.



In the United Kingdom, we also consolidated, bringing our two manufacturing sites in Kent under one roof.

We plan to launch a quantitative cardiac panel, our first instrument-based product, in late 2003. A quantitative panel for diagnosing stroke and supporting the better management of stroke patients is also in development. Also in 2003, we expect to introduce several new rapid tests for infectious diseases.

In 2002, diagnostic products and services had 14 percent growth. Genetic testing services had a particularly strong year, with a revenue increase of 21 percent to $89 million.

Diagnostics/Genetics Products in Development

Genetic Diagnostic Services

- Novel biomarkers — solid tumors
- Quantitative BCR/ABL PCR analysis — hematologic cancer
- Expanded FISH panel — hematologic cancer
- WT1 expression in Leukemia — hematologic cancer
- Sequencing and additional mutations — cystic fibrosis screening and diagnosis
- Expansion of Ashkenazi test menu — prenatal screening
- Preimplantation genetic testing — prenatal screening
- Niemann Pick B — prenatal screening
- Pompe — prenatal screening and postnatal diagnosis

Diagnostic Products

- High sensitivity CRP — cardiovascular disease risk
- Cardiac panel — point of care, cardiac assessment
- Stroke panel — point of care, stroke assessment
- *C. difficile* — point of care, infectious disease
- *H. pylori* (antigen) — point of care, infectious disease
- *T. vaginalis* — point of care, infectious disease



Corporate Overview **Genzyme Corporation**

Genzyme Corporation, with three publicly traded series of common stock, each targeting a specific area of disease focus, combines the strengths of one of the world's largest biotechnology companies with the entrepreneurial spirit and dedication of three directed, flexible, and independently managed businesses. Across Genzyme, all divisions share common values, and each business is motivated by the goal of bringing novel products to patients and physicians.

Three Focused Divisions

Genzyme General
GENZ (Nasdaq)

Develops therapeutics for genetic and other serious, debilitating diseases, including lysosomal storage disorders and renal disease. Provides advanced genetic testing services and diagnostic products. Five marketed therapeutics, an extensive international infrastructure, and a successful track record working with physicians and patients.



Genzyme Biosurgery
GZBX (Nasdaq)

Serves the emerging market for innovative biotechnology solutions that work locally within the body to address serious diseases. *A strong portfolio of orthopaedic products and* surgical biomaterials. Active near- and long-term development programs in the targeted areas of osteoarthritis and joint repair, post-surgical adhesions, and heart disease.



Genzyme Molecular Oncology
GZMO (Nasdaq)

Conducting clinical programs in therapeutic cancer vaccines and preclinical development in antiangiogenesis. Draws on the division's *powerful proprietary functional genomics* and antigen-discovery technology platforms and Genzyme's biotechnology capabilities to develop novel product candidates.





Corporate Governance at Genzyme

At Genzyme, we believe that our company's success is rooted in a set of shared values. Acting on these values, we have long acknowledged the importance of compliant, ethical, and transparent behavior in all aspects of our business. We view ethical business practices and accountability as fundamental to Genzyme's responsibility to its shareholders, customers, patients, and employees.

Governance Structure

Board of Directors

Genzyme's board comprises eight individuals with broad experience in business, medicine and health care, and public policy. Five of the directors are fully independent by Securities and Exchange Commission and Nasdaq standards. Henry Blair, a founder of Genzyme, and Robert Carpenter both have ongoing business relationships with Genzyme. Only CEO Henri Termeer is a member of Genzyme management. A full, detailed list of board members and committee assignments appears on the last page of this report.

Members of Genzyme's board of directors are (from left): Connie Mack III, former U.S. senator; Robert Carpenter, CEO of Peptimmune; Dr. Victor Dzau, chairman of medicine at Brigham and Women's Hospital; Charles Cooney, Ph.D., professor of chemical and biochemical engineering at MIT; Constantine Anagnostopoulos, Ph.D., managing general partner of Gateway Associates; Douglas Berthiaume, CEO of Waters Corp.; Henri Termeer, CEO of Genzyme Corp.; and Henry Blair, CEO of Dyax Corp.



Committees of the Board

Audit Committee: The audit committee, led by Douglas Berthiaume, a financial expert and chairman, president, and CEO of Waters Corporation, is made up entirely of independent directors. This committee oversees Genzyme's accounting and reporting practices, monitors the relationship between Genzyme and its outside auditors, and reviews compliance with new accounting standards. In July 2002, Genzyme codified its customary practices into a formal auditor independence policy, retaining its auditors only for audit and specifically defined, restricted audit-related services while prohibiting other consulting services.

Compensation Committee: All members of our compensation committee are independent directors; the chair is Charles Cooney, Ph.D., professor of chemical and biochemical engineering at the Massachusetts Institute of Technology. This committee is responsible for senior executive compensation and company equity and benefit plans. Its members contract directly with senior executive compensation consultants and draw on appropriate survey data to measure Genzyme's competitive position in these areas. As necessary, the committee adjusts programs to align them with company values and shareholder interests.

Nominating and Corporate Governance Committee: Although we feel strongly that our practices meet the highest standards, we are always looking for ways to improve. In December 2002, Genzyme's board expanded the role of its existing nominating committee to include corporate governance matters. Charged with monitoring and recommending improvements to our governance practices, this committee nominates potential candidates for board membership; reviews the functions, duties, and composition of board committees; and develops corporate governance guidelines. Former U.S. Senator Connie Mack III chairs this committee, which is made up solely of our five independent directors.

Compliance and Ethics

In 1999, Genzyme's board of directors voted to implement a formal corporate compliance program. This program was developed to reinforce Genzyme's longstanding commitment to assuring appropriate corporate behavior. The program focuses much of its effort on sales and marketing activities and addresses emerging legal and regulatory issues involving pharmaceutical manufacturers. It operates using a corporate compliance committee that is chaired by Genzyme's chief compliance officer and is made up of about 20 employees representing every business unit and major functional area. In addition, each business unit has its own compliance officer and an individual compliance program to address issues specific to its line of business. Genzyme's early adoption of the program reflects its role as an innovative industry leader. We are proud to note that, in the past year, the U.S. Department of Health & Human Services has urged the pharmaceutical industry to adopt compliance programs that contain the basic elements embodied in Genzyme's existing approach. We are now enlarging the ethical scope of our corporate compliance program by developing a corporate code of conduct that sets forth the principles that underlie our commitment to full compliance.

Financial Highlights Genzyme Corporation

Progress in 2002 lays groundwork for the future

Genzyme made tremendous progress in 2002, delivering solid financial results while laying the groundwork for even greater achievement in 2003 and beyond. For the twelfth consecutive year, we increased our total corporate revenues; the figure for 2002 was $1.329 billion, a 9% gain over 2001. Across the corporation, all three of our divisions posted positive revenue growth for the year.

Our consistent revenue and profit growth has allowed us to make the investments necessary to ensure that our record of success and innovation continues in the future. Corporate research and development spending increased from $264 million in 2001 to $308 million in 2002, a figure that represents 23% of total corporate revenue. Equally important, we made significant investments in our manufacturing infrastructure during the year, which helped create an 11% boost to corporate gross margins in 2002. We expect to see continued improvement in our gross margins in 2003 as further manufacturing improvements come online and we continue to focus on high-margin, high-growth products.


Revenues ($ in millions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
98 99 2000 2001 2002
Cash and Investments ($ in millions)
$1,200
$1,000
$800
$600
$400
$200
$0
98 99 2000 2001 2002
Gross Profit ($ in millions)
$1,000
$800
$600
$400
$200
$0
98 99 2000 2001 2002

1999 and 2000 include Renagel revenue, prior to GelTex acquisition.

Financial Statements

Genzyme Corporation and Subsidiaries

Genzyme General

This annual report contains forward-looking statements based on the current expectations of management. Actual results may differ materially because of a number of factors, including those set forth in the financial statements under the captions "Factors Affecting Future Operating Results." Please read those sections carefully.

Consolidated Selected Financial Data

These selected financial data have been derived from our audited, consolidated financial statements. You should read the following information in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this annual report. These selected financial data may not be indicative of our future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in this annual report.

We have three series of common stock – Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specified subset of our business operations and its allocated assets, rather than operations and assets of our entire company.

The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. These provisions factor the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock. In addition, our income tax allocation policy provides that if, at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the United States of America, or U.S., and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation as well as for each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

While each tracking stock is designed to reflect a division's performance, each is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities, and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore, subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

Consolidated Selected Financial Data (continued)

Consolidated Statements of Operations Data (Amounts in thousands)	For the years ended December 31,				
	2002	2001	2000	1999	1998
Revenues:					
Net product sales	**$1,199,617**	$1,110,254	$811,897	$683,482	$613,685
Net service sales	**114,493**	98,370	84,482	79,448	74,682
Revenues from research and development contracts:					
Related parties	**2,747**	3,279	509	2,012	5,745
Other	**12,615**	11,727	6,432	7,346	15,223
Total revenues	**1,329,472**	1,223,630	903,320	772,288	709,335
Operating costs and expenses:					
Cost of products sold	**309,634**	307,425	232,383	182,337	211,076
Cost of services sold	**66,575**	56,173	50,177	49,444	48,586
Selling, general and administrative [1]	**438,035**	424,640	264,551	242,797	215,203
Research and development (including research and development related to contracts)	**308,487**	264,004	169,478	150,516	119,005
Amortization of intangibles [2]	**70,278**	121,124	22,974	24,674	24,334
Purchase of in-process research and development [3]	**1,879**	95,568	200,191	5,436	–
Charge for impaired assets [4]	**22,944**	–	4,321	–	–
Total operating costs and expenses	**1,217,832**	1,268,934	944,075	655,204	618,204
Operating income (loss)	**111,640**	(45,304)	(40,755)	117,084	91,131
Other income (expenses):					
Equity in net loss of unconsolidated affiliates	**(16,858)**	(35,681)	(44,965)	(42,696)	(29,006)
Gain on affiliate sale of stock [5]	**–**	212	22,689	6,683	2,369
Gain (loss) on investments in equity securities [6]	**(14,497)**	(25,996)	15,873	(3,749)	(6)
Minority interest in net loss of subsidiary	**–**	2,259	4,625	3,674	4,285
Gain (loss) on sale of product line [7]	**–**	(24,999)	–	8,018	31,202
Other [8]	**40**	(2,205)	5,188	14,527	–
Investment income	**51,038**	50,504	45,593	36,158	25,055
Interest expense	**(27,152)**	(37,133)	(15,710)	(21,771)	(22,593)
Total other income (expenses)	**(7,429)**	(73,039)	33,293	844	11,306
Income (loss) before income taxes	**104,211**	(118,343)	(7,462)	117,928	102,437
(Provision for) benefit from income taxes	**(19,015)**	2,020	(55,478)	(46,947)	(39,870)
Net income (loss) before cumulative effect of change in accounting for goodwill and derivative financial instruments	**85,196**	(116,323)	(62,940)	70,981	62,567
Cumulative effect of change in accounting for goodwill [2]	**(98,270)**	–	–	–	–
Cumulative effect of change in accounting for derivative financial instruments, net of tax [9]	**–**	4,167	–	–	–
Net income (loss)	**$ (13,074)**	$ (112,156)	$ (62,940)	$ 70,981	$ 62,567

Consolidated Selected Financial Data (continued)

Consolidated Statements of Operations Data (continued) (Amounts in thousands, except per share amounts)	For the years ended December 31, **2002**	2001	2000	1999	1998
Net income (loss) per share:					
Allocated to Genzyme General Stock [2,10,11,13]:					
Genzyme General net income before cumulative effect of change in accounting for derivative financial instruments	**$ 150,731**	$ 3,879	$ 85,956	$142,077	$133,052
Cumulative effect of change in accounting for derivative financial instruments, net of tax [9]	**-**	4,167	–	–	–
Genzyme General net income	**150,731**	8,046	85,956	142,077	133,052
Genzyme Surgical Products net loss	**-**	–	–	(27,523)	(49,856)
Tax benefit allocated from Genzyme Biosurgery	**18,508**	24,593	28,023	26,994	34,330
Tax benefit allocated from Genzyme Molecular Oncology	**9,287**	11,904	7,476	7,812	3,527
Net income allocated to Genzyme General Stock	**$ 178,526**	$ 44,543	$121,455	$149,360	$121,053
Net income per share of Genzyme General Stock:					
Basic:					
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.83**	$ 0.20	$ 0.71	$ 0.90	$ 0.77
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax [9]	**-**	0.02	–	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.83**	$ 0.22	$ 0.71	$ 0.90	$ 0.77
Diluted:					
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.81**	$ 0.19	$ 0.68	$ 0.85	$ 0.74
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax [9]	**-**	0.02	–	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.81**	$ 0.21	$ 0.68	$ 0.85	$ 0.74
Weighted average shares outstanding [11]:					
Basic	**214,038**	202,221	172,263	166,185	158,127
Diluted	**219,388**	211,176	179,366	186,456	171,643
Allocated to Biosurgery Stock [2,10,12]:					
Genzyme Biosurgery net loss before cumulative effect of change in accounting for goodwill	**$ (79,322)**	$(145,170)	$ (87,636)		
Cumulative effect of change in accounting for goodwill [2]	**(98,270)**	–	–		
Genzyme Biosurgery net loss	**(177,592)**	(145,170)	(87,636)		
Allocated tax benefit	**9,706**	18,189	448		
Net loss allocated to Biosurgery Stock	**$(167,886)**	$(126,981)	$ (87,188)		
Net loss per share of Biosurgery Stock – basic and diluted:					
Net loss per share before cumulative effect of change in accounting for goodwill	**$ (1.74)**	$ (3.34)	$ (2.40)		
Per share cumulative effect of change in accounting for goodwill [2]	**(2.46)**	–	–		
Net loss per share of Biosurgery Stock – basic and diluted	**$ (4.20)**	$ (3.34)	$ (2.40)		
Weighted average shares outstanding	**39,965**	37,982	36,359		

Consolidated Selected Financial Data (continued)

Consolidated Statements of Operations Data (continued) (Amounts in thousands, except per share amounts)	For the years ended December 31, **2002**	2001	2000	1999	1998
Allocated to Molecular Oncology Stock [2,10]:					
Net loss	**$(23,714)**	$(29,718)	$(23,096)	$(28,832)	$(19,107)
Net loss per share of Molecular Oncology Stock – basic and diluted	**$ (1.41)**	$ (1.82)	$ (1.60)	$ (2.25)	$ (3.81)
Weighted average shares outstanding	**16,827**	16,350	14,446	12,826	5,019
Allocated to Surgical Products Stock [2,10,12,13]:					
Net loss			$(54,748)	$(20,514)	
Net loss per share of Surgical Products Stock – basic and diluted			$ (3.67)	$ (1.38)	
Weighted average shares outstanding			14,900	14,835	
Allocated to Tissue Repair Stock [2,10,12]:					
Net loss			$(19,833)	$(30,040)	$(40,386)
Net loss per share of Tissue Repair Stock – basic and diluted			$ (0.69)	$ (1.26)	$ (1.99)
Weighted average shares outstanding			28,716	23,807	20,277

Consolidated Balance Sheet Data (Amounts in thousands)	December 31, **2002**	2001	2000	1999	1998
Cash and investments	**$1,195,004**	$1,121,258	$ 639,640	$ 652,990	$ ·575,729
Working capital [14]	**581,234**	566,798	559,652	592,249	417,116
Total assets	**4,083,049**	3,935,745	3,318,100	1,787,282	1,688,854
Long-term debt, capital lease obligations and convertible debt, including current portion[15]	**894,775**	852,555	685,137	295,702	387,993
Stockholders' equity	**2,697,847**	2,609,189	2,175,141	1,356,392	1,172,535
There were no cash dividends paid					

[1] *Selling, general and administrative expenses for 2002 includes a $3.3 million charge for severance costs and the reversal of $5.5 million of accruals in excess of currently estimated requirements to fulfill our legal obligation to provide human transgenic alpha-glucosidase during the transition of Pompe clinical trial patients to a product derived from Chinese hamster ovary, or CHO, cells, which we refer to as a CHO-cell product. Research and development expenses for 2002 include a $0.9 million charge for severance costs. Selling, general and administrative expenses for 2001 includes $27.0 million of charges resulting from Pharming Group N.V.'s decision to file for and operate under a court supervised receivership.*

[2] *Effective January 1, 2002, in connection with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," we ceased amortizing goodwill. We recorded $52.5 million in 2001 and $12.3 million in 2000 of amortization expense related to our goodwill. Also, in connection with the adoption of SFAS No. 142, we tested the goodwill of our cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.*

[3] *Charges for in-process research and development, which we refer to as IPR&D, were incurred in connection with the following investment and acquisitions:*

- *2002 – $1.9 million related to our investment in Myosix SA;*
- *2001 – $86.8 million from the acquisition of Novazyme Pharmaceuticals, Inc. and $8.8 million from the acquisition of Wyntek Diagnostics, Inc.;*
- *2000 – $118.0 million from the acquisition of GelTex Pharmaceuticals, Inc. and $82.1 million from the acquisition of Biomatrix, Inc.; and*
- *1999 – $5.4 million from the acquisition of Peptimmune, Inc.*

[4] *Charges for impaired assets includes:*

- *2002 – $14.0 million to write off engineering and design costs related to a manufacturing facility that was being constructed in Framingham, Massachusetts and $9.0 million to write off the assets at our bulk hyaluronic acid, or HA, manufacturing facility in Haverhill, England; and*
- *2000 – $4.3 million to write off abandoned equipment at our Springfield Mills manufacturing facility, also in England.*

[5] *During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, GTC Biotherapeutics, Inc. (formerly Genzyme Transgenics Corporation) which we refer to as GTC. In the years ended December 31, 2001, 1999 and 1998, our gain on affiliate sale of stock represents the gain on our investment in GTC as a result of GTC's various issuances of additional shares of its common stock.*

(6) *Gains (losses) on investments in equity securities includes the following gains and losses resulting from the sale of equity investments and impairment charges because we assessed declines in market value to be other than temporary:*

- *2002 – charges of $9.2 million to write down our investment in GTC, $3.4 million to write down our investment in Cambridge Antibody Technology Group plc, $2.0 million to write down our investment in Dyax Corporation and $0.8 million to write down our investment in Targeted Genetics Corporation;*
- *2001 – charges of $8.5 million to write off our investment in Pharming Group, $11.8 million to write down our investment in Cambridge Antibody Technology Group and $4.5 million to write down our investment in Targeted Genetics;*
- *2000 – gains of $16.4 million upon the sale of a portion of our investment in GTC and $7.6 million relating to our investment in Celtrix Pharmaceuticals, Inc. when it was acquired in a stock-for-stock transaction and a charge of $7.3 million for the write down of our investment in Focal, Inc. common stock;*
- *1999 – gains of $2.0 million resulting from the sales of shares of Techne Corporation common stock that we received when we sold our research products business to Techne, offset by a charge of $5.7 million to write down our investment in Pharming Group; and*
- *1998 – gain of $3.4 million resulting from the sale of shares of Techne common stock offset by a charge of $3.4 million to write down our investment in Celtrix.*

(7) *Gain (loss) on sale of product line includes:*

- *2001 – a loss of $25.0 million related to the sale of our Snowden-Pencer line of surgical instruments;*
- *1999 – a gain of $7.5 million, representing the payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996, and a gain of $0.5 million resulting from the sale of our immunochemistry business assets to an operating unit of Sybron Laboratory Products Corp; and*
- *1998 – a gain of $31.2 million related to the sale of our research products business assets to Techne.*

(8) *Other includes:*

- *2000 – $5.1 million payment received in connection with the settlement of a lawsuit; and*
- *1999 – the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc., net of acquisition related expenses.*

(9) *On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations and the combined statement of operations of Genzyme General to recognize the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General.*

(10) *To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock are defined similarly and, therefore, are based on the net income or loss of the corresponding division.*

(11) *Reflects the two-for-one split of Genzyme General Stock on June 1, 2001.*

(12) *We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our former Genzyme Surgical Products and Genzyme Tissue Repair divisions and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. Net loss per share of Biosurgery Stock for 2000 is calculated using the net loss allocated to Biosurgery Stock for the period December 19, 2000 through December 31, 2000 and the weighted average shares of Biosurgery Stock outstanding during the same period. Loss per share data are not presented for Genzyme Biosurgery for the years ended December 31, 1998 and 1999 or for the period from January 1, 2000 to December 18, 2000, as there were no shares of Biosurgery Stock outstanding during those periods.*

(13) *We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. Loss per share data are not presented for Genzyme Surgical Products for the years ended December 31, 1998 or for the period from January 1, 1999 to June 28, 1999, as there were no shares of Surgical Products Stock outstanding during those periods.*

(14) *At December 31, 2002, $284.0 million in principal drawn under our revolving credit facility and $10.0 million in principal of our 6.9% convertible subordinated note due May 2003 are included in the determination of working capital.*

(15) *Long-term debt, capital lease obligations and convertible debt, including current portion, consists primarily of:*

- *December 31, 2002 – $575.0 million in principal of our 3% convertible subordinated debentures due May 2021, $284.0 million in principal drawn under our revolving credit facility due December 2003, a $25.0 million capital lease obligation and $10.0 million in principal of our 6.9% convertible subordinated note due May 2003;*
- *December 31, 2001 – $575.0 million in principal of our 3% convertible subordinated debentures, $234.0 million in principal drawn under our revolving credit facility, a $25.0 million capital lease obligation and $10.0 million in principal of our 6.9% convertible subordinated note;*
- *December 31, 2000 – $250.0 million in principal of our 5¼% convertible subordinated notes (which have since been redeemed), $368.0 million of debt drawn under our revolving credit facility, a $25.0 million capital lease obligation and $10.0 million in principal of our 6.9% convertible subordinated note;*
- *December 31, 1999 – $250.0 million in principal of 5¼% convertible subordinated notes and $18.0 million in principal drawn under our revolving credit facility; and*
- *December 31, 1998 – $250.0 million in principal of 5¼% convertible subordinated notes and $12.6 million in principal of our 5% convertible subordinated note due February 2000.*

When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described under "Factors Affecting Future Operating Results" below as well as in Exhibit 99.2 to this annual report. These risks and uncertainties could cause actual results to differ materially from those forecast in forward-looking statements or implied by past results and trends. Forward-looking statements are statements that attempt to project or anticipate future developments in our business; we encourage you to review the examples of forward looking statements under "Note Regarding Forward Looking Statements." These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements in light of future developments.

Introduction

We are a biotechnology company that develops innovative products and services for significant unmet medical needs. We have three operating divisions:

- Genzyme General, which develops and markets: therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics; renal products, with a focus on products that treat patients suffering from renal diseases, including chronic renal failure; diagnostic products, with a focus on *in vitro* diagnostics; and other products and services, such as genetic testing services and pharmaceutical drug materials;
- Genzyme Biosurgery, which develops and markets biotherapeutic and biomaterial products, with an emphasis on orthopaedics, heart disease and broader surgical applications, and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the U.S. We present financial information and accounting policies specific to the corporation and our operating divisions in the accompanying consolidated financial statements. Note A., "Summary of Significant Accounting Policies," to our accompanying consolidated financial statements contains a summary of our accounting policies.

We have three series of common stock – Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock" and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

The provisions in our charter governing dividends and distributions factor the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock. In addition, our income tax allocation policy provides that if, at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery and Genzyme Molecular Oncology have not yet generated taxable income, and thus have not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we have

allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology to Genzyme General without making any compensating payments or allocations to the division that generated the benefit.

The losses of Genzyme Biosurgery and Genzyme Molecular Oncology may decline in the future. If these losses do decline, and we expect the losses of Genzyme Biosurgery to do so, the tax benefits allocated to Genzyme General will also decline. In addition, if our board of directors decided to change our tax allocation policy, it could reduce the tax benefits allocated to any division that is profitable at the time the change becomes effective, and reduce the earnings allocated to the associated series of tracking stock. Any change in the earnings allocated to a tracking stock also impacts the amount available to pay dividends for that tracking stock. Currently, Genzyme General is our only profitable division.

Deferred tax assets and liabilities can arise from purchase accounting and relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, the change in these deferred tax assets and liabilities impacts our consolidated tax provision. Such change is added to division net income for purposes of determining net income allocated to a tracking stock. If our board of directors modified the policy for allocating changes in these deferred tax assets and liabilities, the income attributable to each series of tracking stock could be materially different. As a result of any such changes, the amount available to pay dividends for each of our tracking stocks could also be materially different.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stocks.

Our charter also requires that distributions be made to holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to that stock's corresponding division are sold to a third party. This mandatory distribution can be in the form of a dividend, a redemption of the division's related tracking stock or an exchange of that tracking stock for Genzyme General Stock, as chosen by our board of directors in its discretion. The distribution, if by dividend or redemption, must equal in value the net after-tax proceeds received from the sale. If our board of directors chooses to make the distribution by issuing Genzyme General Stock in exchange for the selling division's related tracking stock, then the exchange must be effected at a 10% premium to the corresponding tracking stock's average market price calculated over a ten day period beginning on the first business day following the announcement of the sale.

Shares of Biosurgery Stock and Molecular Oncology Stock are subject to certain exchange and redemption provisions as set forth in our charter. One of the exchange provisions allows our board of directors to exchange, at any time, shares of Biosurgery Stock and/or Molecular Oncology Stock for cash, shares of Genzyme General Stock, or a combination of both, valued at a 30% premium to the fair market value (as defined in our charter) of the series of stock being exchanged. We encourage you to read our charter for a more complete discussion of the mandatory and optional exchange and redemption provisions of our common stock.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock, combine existing tracking stock or change our earnings allocation methodology. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation as well as for each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

While each tracking stock is designed to reflect a division's performance, each is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore subject to the risks of

investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

Acquisitions

The following acquisitions have been accounted for as purchases. The results of operations of each acquisition are included in our consolidated financial statements from the date of acquisition.

On September 26, 2001, we acquired all of the outstanding capital stock of Novazyme for 2.6 million shares of Genzyme General Stock valued at $110.6 million, options, stock purchase rights, warrants and other costs valued at $9.9 million and contingent payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies by specified dates. We allocated the acquisition to Genzyme General.

The staff of the U.S. Federal Trade Commission, which is known as the FTC, is investigating our acquisition of Novazyme. The FTC is one of the agencies responsible for enforcing federal antitrust laws, and, in this investigation, it is evaluating whether there are anti-competitive aspects of the Novazyme transaction that the government should seek to negate. While we do not believe that the acquisition should be deemed to contravene antitrust laws, we have been cooperating in the FTC investigation. At this stage, we cannot predict with precision the likely outcome of the investigation or how that outcome will impact our business. As with any litigation or investigation, there are ongoing costs associated with responding to the investigation, both in terms of management time and out-of-pocket expenses.

On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal, Inc. common stock in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We allocated the acquired assets and liabilities to Genzyme Biosurgery.

On June 1, 2001, we acquired all of the outstanding capital stock of Wyntek for an aggregate purchase price of $65.4 million. We allocated the acquisition to Genzyme General.

On January 9, 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P., which we refer to as GDP, a limited partnership engaged in developing, producing and commercializing Sepra™ products, for an aggregate of $25.7 million plus royalties on sales of certain Sepra products for ten years. We allocated the acquisition to Genzyme Biosurgery.

On December 18, 2000, we acquired Biomatrix for 17.5 million shares of Biosurgery Stock valued at $206.5 million, $252.4 million of cash and options and other costs valued at $23.5 million. At the time of the merger, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our then-existing divisions – Genzyme Surgical Products and Genzyme Tissue Repair – to Genzyme Biosurgery and allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminate Genzyme Surgical Products Division common stock, which we refer to as "Surgical Products Stock" and Genzyme Tissue Repair Division common stock, which we refer to as "Tissue Repair Stock."

On December 14, 2000, we acquired GelTex for $515.2 million of cash, 15.8 million in shares of Genzyme General Stock valued at $491.2 million and options, warrants and other costs valued at $69.7 million. We allocated the acquisition to Genzyme General. As part of the acquisition of GelTex, we acquired all of GelTex's ownership interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting.

Disposition

In November 2001, we sold our Snowden-Pencer line of surgical instruments for $15.9 million in net cash. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale.

Critical Accounting Policies and Significant Estimates

The preparation of consolidated financial statements under accounting principles generally accepted in the U.S. requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates under different assumptions and conditions.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

- Policies Relating to Tracking Stocks;
- Revenue Recognition;

- Income Taxes;
- Inventories;
- Long-Lived Assets;
- Asset Impairments;
- Strategic Equity Investments; and
- Other Reserve Estimates.

Policies Relating to Tracking Stocks

Earnings Per Share

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the U.S., and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

If our board of directors decides to change the current method of allocating our earnings, or if we issue a new series or redeem an existing series of common stock, the earnings attributable to each series of our common stock could be materially different. Such a change could have an adverse impact on the earnings attributable to one or more series of our common stock, and the impact could be significant.

Allocation of Revenue, Expenses, Assets and Liabilities

Our charter sets forth which operations and assets were initially allocated to each division and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. Our board also allocates long-term debt and strategic investments.

Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets and liabilities among our divisions could materially change the results of operations, the financial condition of a division and the income allocated to one or more series of our stock.

Income Tax Allocation Policy

If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery and Genzyme Molecular Oncology have not yet generated taxable income, and thus have not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology to Genzyme General without making any compensating payments or allocations to the division that generated the benefit. We allocated $18.5 million in 2002,

$24.6 million in 2001 and $28.0 million in 2000 in tax benefits generated by Genzyme Biosurgery to Genzyme General and we allocated $9.3 million in 2002, $11.9 million in 2001 and $7.5 million in 2000 in tax benefits generated by Genzyme Molecular Oncology to Genzyme General.

The losses of Genzyme Biosurgery and Genzyme Molecular Oncology may decline in the future. If these losses do decline, and we expect the losses of Genzyme Biosurgery to do so, the tax benefits allocated to Genzyme General will also decline. In addition, if our board of directors decided to change our tax allocation policy, it could reduce the tax benefits allocated to any division that is profitable at the time the change becomes effective, and reduce the earnings allocated to the associated series of tracking stock. For example, our board could change the tax allocation policy to require that tax benefits remain in the division that generated the benefit, instead of being allocated to divisions based on their taxable income. Currently, Genzyme General is our only profitable division and would, therefore, be most significantly impacted by any change in our tax allocation policy.

Deferred tax assets and liabilities can arise from purchase accounting and relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, if the change in these deferred tax assets and liabilities impacts our consolidated tax provision, such change is added to division net income for purposes of determining net income allocated to a tracking stock. If our board of directors modified the policy for allocating changes in these deferred tax assets and liabilities, the income attributable to each series of tracking stock could be materially different.

Determination of Available Dividend Amounts

The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stocks.

Determining the dividend limit for each series of our stock can involve significant judgments, including assessing the amount that would be legally available for dividends under Massachusetts law. If we concluded that a division would be unable to pay dividends under Massachusetts law as a separate corporation, we would be unable to allocate losses to the corresponding series of our stock. This could materially impact the allocation of income and losses among our three series of tracking stock.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. We recognize revenue from service sales, such as Carticel® chondrocyte services and genetic testing services, when we have finished providing the service. We recognize revenue from contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as we complete our obligations under that contract. We recognize non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

The timing of product shipments and receipts can have a significant impact on the amount of revenue that we recognize in a particular period. Also, most of our products, including Cerezyme enzyme, Renagel phosphate binder and Synvisc viscosupplementation product, are sold at least in part through distributors. Inventory in the distribution channel consists of inventory held by distributors, who are our customers, and inventory held by retailers, such as pharmacies

and hospitals. Our revenue in a particular period can be impacted by increases or decreases in distributor inventories. If distributor inventories increased to excessive levels, we could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

We use a variety of data sources to determine the amount of inventory in our United States distribution channel. For Cerezyme enzyme and Synvisc viscosupplementation product, we receive data on sales and inventory levels directly from our primary distributors. For Renagel phosphate binder, our data sources include prescription and wholesaler data purchased from external data providers and, in some cases, sales and inventory data received directly from distributors. As part of our efforts to limit inventory held by distributors and to gain improved visibility into the distribution channel, we executed revised agreements with our primary Renagel phosphate binder distributors during 2002. These agreements provide incentives for the distributors to limit the amount of inventory that they carry, and to provide us with specific inventory and sales data.

We record reserves for rebates payable under Medicaid and payor contracts, such as managed care organizations, as a reduction of revenue at the time product sales are recorded. Our Medicaid and payor rebate reserves have two components:

- an estimate of outstanding claims for end-user sales that have occurred, but for which related claim submissions have not been received; and
- an estimate of future claims that will be made when inventory in the distribution channel is sold to end-users.

Because the second component is calculated based on the amount of inventory in the distribution channel, our assessment of distribution channel inventory levels impacts our estimated reserve requirements. Our calculation also requires other estimates, including estimates of sales mix, to determine which sales will be subject to rebates and the amount of such rebates. We update our estimates and assumptions each period, and record any necessary adjustment to our reserves. As of December 31, 2002, our reserve for Medicaid and payor rebates was approximately $13.1 million.

We record allowances for product returns as a reduction of revenue at the time product sales are recorded. The product returns reserve is estimated based on our experience of returns for each of our products, or for similar products. If the history of product returns changes, the reserve is adjusted appropriately. Our estimate of distribution channel inventory is also used to assess the reasonableness of our product returns reserve.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

In 2002, we adjusted our revenue accounting to comply with the provisions of EITF Issue No. 01-09, "Accounting for Consideration given by a Vendor to a Customer (including a Reseller of a Vendor's Products)." EITF Issue No. 01-09 specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, should be characterized as a reduction of revenue. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

- the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration
- the vendor can reasonably estimate the fair value of the benefit received.

In 2002, we separated fees paid to our distributors into amounts that were specifically identifiable for payment of services. The fair market value of these services of approximately $8 million was recorded as operating expense.

Income Taxes

We use the asset and liability method of accounting for deferred income taxes. Our calculation of the tax provision includes significant estimates, including estimates of foreign source income, research and development credits, orphan drug credits and other permanent items. Changes in estimates are reflected in our tax provision in the period of change. On a quarterly basis throughout the fiscal year we make our best estimate of the full year impact of these items on our tax rate. We adjust these estimates as required, including, if necessary, a tax return to provision adjustment.

We file a consolidated tax return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under accounting principles generally accepted in the U.S., as if it were a separate taxpayer. In preparing financial statements for our operating divisions we assess the realizability of our deferred tax assets at the division level. Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income before loss carryforwards expire. We believe that we will realize all of our net deferred tax assets.

We are currently under IRS audit for tax years 1996-1999. We have provided sufficient liabilities for all exposures related to this audit. Favorable settlements may result in a reduction in future tax provisions.

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method. We analyze our inventory levels quarterly and write down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected requirements. Expired inventory is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2002, our total inventories included $7.5 million of inventory for products that have not yet been approved for sale. In addition, at December 31, 2002, a joint venture in which we have a 50% ownership interest has $17.3 million of inventory for a product that has not yet been approved for sale, of which $8.6 million represents our portion of the unapproved inventory of the joint venture.

Long-Lived Assets

In the ordinary course of our business, we incur substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct these assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. We stop capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires us to make significant judgments. These judgments can have a material impact on our reported results. As of December 31, 2002, capitalized validation costs, net of accumulated depreciation, were $15.3 million.

For products we expect to be commercialized, we capitalize the cost of validating new equipment for the underlying manufacturing process. We begin capitalization when we consider the product to have demonstrated technological feasibility, and end capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on our reported results. Also, if we were unable to successfully validate the manufacturing process for any future product, we would have to write-off, to current operating expense, any validation costs that had been capitalized during the unsuccessful validation process. To date, all of our manufacturing process validation efforts have been successful.

We generally depreciate plant and equipment using the straight-line method over the assets estimated economic life, which ranges from 3 years to 15 years. Determining the economic lives of plant and equipment requires us to make significant judgments that can materially impact our operating results. For certain specialized manufacturing plant and equipment, we use the units-of-production depreciation method. The units-of-production method requires us to make significant judgments and estimates, including estimates of the number of units that will be produced using the assets. There can be no assurance that our estimates are accurate. If our estimates require adjustment, it could have a material impact on our reported results.

In accounting for acquisitions, we allocate the purchase price to the fair value of the acquired tangible and intangible assets, including acquired IPR&D. This requires us to make several significant judgments and estimates. For example, we generally estimate the value of acquired intangible assets and IPR&D using a discounted cash flow model, which requires us to make assumptions and estimates about, among other things:

- the time and investment that will be required to develop products and technologies;
- our ability to develop and commercialize products before our competitors develop and commercialize products for the same indications;
- the amount of revenues that will be derived from the products; and
- appropriate discount rates to use in the analysis.

Use of different estimates and judgments could yield materially different results in our analysis, and could result in materially different asset values and IPR&D charges.

As of December 31, 2002, there was approximately $592.1 million of goodwill on our consolidated balance sheet. Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangibles," we ceased amortizing goodwill. As of December 31, 2002, there were approximately $734.5 million of net other intangible assets on our consolidated balance sheet. We amortize acquired intangible assets using the straight-line method over their estimated economic lives, which range from 1.5 years to 40 years. Determining the economic lives of acquired intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results.

Asset Impairments

We periodically evaluate our long-lived assets for potential impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We perform these evaluations whenever events or changes in circumstances suggest that the carrying value of an asset or group of assets is not recoverable. Indicators of potential impairment include:

- a significant change in the manner in which an asset is used;
- a significant decrease in the market value of an asset;
- a significant adverse change in its business or the industry in which it is sold; and
- a current period operating cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

If we believe an indicator of potential impairment exists, we test to determine whether the impairment recognition criteria in SFAS No. 144 have been met. In evaluating long-lived assets for potential impairment, we make several significant estimates and judgments, including:

- determining the appropriate grouping of assets at the lowest level for which cash flows are available;
- estimating future cash flows associated with the asset or group of assets; and
- determining an appropriate discount rate to use in the analysis.

Use of different estimates and judgments could yield significantly different results in this analysis and could result in materially different asset impairment charges.

During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts, which we allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002, to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been re-allocated as a capitalized cost of that facility.

During 2002, we conducted impairment tests for approximately $283 million of Genzyme Biosurgery's net other intangible assets. These tests did not result in an impairment charge.

Effective January 1, 2002, we adopted SFAS No. 142, which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. Unlike SFAS No. 121, goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of goodwill. Instead, SFAS No. 142 requires goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. Effective January 1, 2002, we reclassified $4.3 million of acquired workforce intangible assets, previously classified as other intangible assets, net of related deferred tax liabilities, to goodwill as required by SFAS No. 142.

In November 2001, we sold our Snowden-Pencer line of surgical instruments and recorded a loss of $25.0 million, which we allocated to Genzyme Biosurgery. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated

statements of operations and the combined statements of operations for Genzyme Biosurgery.

We completed the transitional and annual impairment tests for the $592.1 million of net goodwill related to our other reporting units in the year ended December 31, 2002, as provided by SFAS No. 142, and determined that no additional impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For all of our acquisitions, various analyses, assumptions, significant judgments and estimates were made at the time of each acquisition specifically regarding product development, market conditions and cash flows that were used to determine the valuation of goodwill and intangibles. The possibility exists that those estimates could prove to be inaccurate, which could result in an impairment of goodwill.

Strategic Equity Investments

We invest in marketable securities as part of our strategy to align ourselves with technologies and companies that fit with Genzyme's future strategic direction. Most often we will collaborate on scientific programs and research with the issuer of the marketable securities. On a quarterly basis we review the fair market value of these marketable securities in comparison to historical cost.

If the fair market value of a marketable security is less than our carrying value, we consider all available evidence in assessing when and if the value of the investment can be expected to recover to at least its historical cost. This evidence would include:

- continued positive progress in the issuer's scientific programs;
- ongoing activity in our collaborations with the issuer;
- a lack of any other substantial company-specific adverse events causing declines in value; and
- overall financial condition and liquidity of the issuer of the securities.

If our review indicates that the decline in value is "other than temporary," we write-down our investment to the then current market value and record an impairment charge in our statements of operations. The determination of whether an unrealized loss is "other than temporary" requires significant judgment and can have a material impact on our reported results.

In December 2002, we recorded and allocated to Genzyme General the following impairment charges because we considered the decline in value of these investments to be other than temporary:

- $9.2 million in connection with our investment in the common stock of GTC;
- $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group;
- $2.0 million in connection with our investment in the common stock of Dyax; and
- $0.8 million in connection with our investment in the common stock of Targeted Genetics.

Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. As of December 31, 2002, accumulated other comprehensive income, a component of stockholders' equity, includes $10.0 million of unrealized pre-tax losses on our investments in equity securities.

Other Reserve Estimates

Determining accruals and reserves requires significant judgments and estimates on the part of management. In addition to the judgments and estimates described above, we made other reserve estimates that had an impact on our financial results:

- in December 2002, in accordance with a separation agreement for one of our employees, we provided $4.2 million primarily associated with the estimated cost of continuation of medical coverage for the employee's family; and
- in August 2001, we made the determination to terminate the transgenic portion of our Pompe program and also became responsible for funding all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenically-derived alpha-glucosidase until the patients currently enrolled in the clinical trial of the product can be transitioned to a CHO-cell product. We accrued $16.8 million as estimated costs to fund our contractual obligation to provide patients with the transgenic product until the patients could be transitioned to a CHO-cell product. In December 2002, we determined that we have sufficient quantities on hand to fulfill our legal obligation to supply the remaining three patients in the clinical trial for human transgenic alpha-glucosidase with the transgenic product until they can be transitioned to a CHO-cell product. As a result, we revised our estimated cost of this legal obligation and reversed $5.5 million of amounts in excess of requirements to selling, general and administrative expense in December 2002.

Results of Operations

The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

Revenues

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Product revenue	**$1,199,617**	$1,110,254	$811,897	8%	37%
Service revenue	**114,493**	98,370	84,482	16%	16%
Total product and service revenue	**1,314,110**	1,208,624	896,379	9%	35%
Research and development revenue	**15,362**	15,006	6,941	2%	116%
Total revenues	**$1,329,472**	$1,223,630	$903,320	9%	35%

Product Revenue

We derive product revenue from sales by:

- Genzyme General of:
  - therapeutic products, including Cerezyme and Fabrazyme enzymes, Thyrogen® hormone and WelChol® bile acid binder;
  - Renagel phosphate binder;
  - diagnostic products; and
  - other products.
- Genzyme Biosurgery of:
  - orthopaedic products, including Synvisc viscosupplementation product;
  - biosurgical specialties products, including Seprafilm™ bioresorbable membrane; and
  - cardiothoracic products, including fluid management (chest drainage) systems.

The following table sets forth our product revenue on a segment basis:

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Genzyme General:					
Therapeutics:					
Cerezyme enzyme	**$ 619,184**	$ 569,887	$536,868	9%	6%
Other therapeutic products	**82,248**	31,138	15,586	164%	100%
Total Therapeutics	**701,432**	601,025	552,454	17%	9%
Renal	**156,864**	176,921	47,891	(11%)	269%
Diagnostic Products	**83,065**	76,858	61,469	8%	25%
Other	**43,228**	43,927	28,213	(2%)	56%
Total product revenue – Genzyme General	**984,589**	898,731	690,027	10%	30%
Genzyme Biosurgery:					
Orthopaedics	**89,920**	83,373	4,159	8%	1,905%
Biosurgical Specialties	**53,376**	59,032	41,305	(10%)	43%
Cardiothoracic	**71,732**	69,118	76,406	4%	(10%)
Total product revenue – Genzyme Biosurgery	**215,028**	211,523	121,870	2%	74%
Total product revenues	**$1,199,617**	$1,110,254	$811,897	8%	37%

2002 as Compared to 2001

Genzyme General – Therapeutics

The increase in Therapeutics product revenue for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was primarily due to continued growth in sales of Cerezyme enzyme for the treatment of Type 1 Gaucher disease and increased sales of other therapeutic products. Other therapeutic products revenue consists primarily of: sales of Thyrogen hormone, which is an adjunctive diagnostic agent in the follow-up of patients with well-differentiated thyroid cancer; sales of Fabrazyme enzyme, which is a recombinant form of the human enzyme alpha-galactosidase used for the treatment of Fabry disease; and bulk sales of and royalties earned on sales of WelChol bile acid binder, which is an adjunctive therapy for the reduction of elevated LDL cholesterol in patients with primary hypercholesterolemia.

Sales of Cerezyme enzyme were 52% of our total product revenue for the year ended December 31, 2002 as compared to 51% of our total product revenue for the year ended December 31, 2001. The growth in sales of Cerezyme enzyme for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was attributable to our continued identification of new Gaucher disease patients worldwide, particularly in Europe, resulting from a significant investment in our global sales and marketing infrastructure. The growth in European sales of Cerezyme enzyme for the period was positively impacted by the weakened U.S. Dollar against the Euro. During the year ended December 31, 2002, as compared to the same period a year ago the U.S. Dollar weakened against the Euro on average by approximately 5%, which positively impacted sales of Cerezyme enzyme by $10.6 million.

Our results of operations are highly dependent on sales of Cerezyme enzyme and a reduction in revenue from sales of this product would adversely affect our results of operations. Revenue from Cerezyme enzyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease and the alternative products gained commercial acceptance. Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the U.S., expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

We are aware of companies that have initiated efforts to develop competitive products, and other companies may do so in the future. Oxford GlycoSciences plc (OGS), for example, is developing Zavesca®, a small molecule drug candidate for the treatment of Type 1 Gaucher disease. Zavesca has been granted orphan drug status in the U.S. for treatment of Type 1 Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Type 1 Gaucher disease. In July 2002, the FDA issued a "non approvable" letter to OGS in response to its new drug application (NDA) for Zavesca; in November 2002, however, the agency agreed to examine additional data in support of that NDA. Also in November 2002, the European Commission approved OGS's Marketing Authorisation Application (MAA) for Zavesca as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. OGS will be required to submit follow-up safety data on the product as a condition of such approval. In January 2003, a licensee of OGS submitted an application for approval of Zavesca with the Israeli Ministry of Health. To date, virtually all Gaucher disease patients who have received enzyme therapy have experienced strong clinical benefit with few side effects, so we do not expect the competition from Zavesca to have a significant impact on our sales of Cerezyme enzyme in Europe.

Other therapeutic products revenue consists primarily of sales of Thyrogen hormone, Fabrazyme enzyme and bulk sales of and royalties earned on sales of WelChol bile acid binder. The increase in other therapeutic products revenue for the year ended December 31, 2002 as compared to the year ended December 31, 2001 is attributable to:

- a 51% increase in sales of Thyrogen hormone to $28.3 million primarily due to increased market penetration, particularly in Europe, where sales increased 147% to $8.8 million. Thyrogen hormone was launched in Europe during the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the Committee for Proprietary Medicinal Products (CPMP) of the European Agency for Evaluation of Medicinal Products (EMEA), which was necessary for commercial introduction of the product;
- a greater than 100% increase in sales of Fabrazyme enzyme in Europe to $26.1 million partially due to the introduction to several new markets in Europe and our continued program to educate European physicians about Fabry disease and Fabrazyme enzyme. The increase also reflects the fact that 2002 was the first full year of sales of Fabrazyme enzyme, which was launched in Europe in August 2001; and
- an increase in kilograms shipped of WelChol bile acid binder and an increase in royalties earned on sales of WelChol bile acid binder during 2002. These increases were the result of sales to our U.S. marketing partner, Sankyo Pharma, Inc., which has experienced continued market growth of the product in the

U.S. during 2002. In October 2002, Merck/Schering-Plough Pharmaceuticals received marketing approval in Germany and FDA approval in the U.S. for its competitive product, ezetimibe, for use alone and with marketed statins for the treatment of elevated cholesterol levels as a second-line therapy. The introduction of this product in the U.S. may adversely affect the future growth of bulk sales of and royalties earned on sales of our WelChol bile acid binder.

Genzyme General – Renal

During 2002, we created the Renal reporting segment consisting primarily of amounts attributable to the manufacture and sale of Renagel phosphate binder. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of our Therapeutics reporting segment. We have reclassified our 2001 and 2000 disclosures to conform to our 2002 presentation. We expect sales of Renagel phosphate binder to increase, driven primarily by the continued adoption of the product by nephrologists worldwide. The increase in sales of Renagel phosphate binder will be dependent on several factors, including:

- acceptance by the medical community of Renagel phosphate binder as the preferred treatment for elevated serum phosphorus levels in end-stage renal disease patients on hemodialysis;
- our ability to effectively manage wholesaler inventories and the levels of compliance with the inventory management programs we implemented with our wholesalers in 2002;
- our ability to optimize dosing and improve patient compliance with dosing of Renagel phosphate binder;
- the availability of reimbursement from third party payors and the extent of coverage;
- our ability to manufacture sufficient quantities of product to meet demand and to do so at a reasonable price;
- the results of additional clinical trials for additional indications and expanded labeling;
- the availability of competing treatments;
- the efficiencies of our sales force; and
- the content and timing of our submissions to and decisions by regulatory authorities.

Sales of Renagel phosphate binder were approximately 13% of our total product revenue for the year ended December 31, 2002 as compared to approximately 16% of our total product revenue for the year ended December 31, 2001. Sales of Renagel phosphate binder for the year ended December 31, 2002 declined by 11% compared to the year ended December 31, 2001 primarily due to a reduction in domestic wholesaler inventory levels of approximately $30.0 million, based on management's estimates of end-user demand.

Genzyme General – Diagnostic Products

Diagnostic Products product revenue increased 8% to $83.1 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The increase was primarily attributable to:

- a 2% increase in the combined sales of infectious disease testing products, HDL and LDL cholesterol testing products and royalties on product sales by Techne Corporation's biotechnology group to $60.7 million; and
- a 31% increase in sales of point of care rapid diagnostic tests for pregnancy and infectious diseases to $22.3 million, primarily due to a full year of sales of additional tests we obtained through our acquisition of Wyntek in June 2001.

Genzyme General – Other Product Revenue

Other product revenue decreased 2% to $43.2 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The slight decrease was primarily attributable to a 7% decrease in sales of hyaluronan-based products to $12.8 million while the combined sales of liquid crystals and amino acid derivatives, both of which are pharmaceutical materials, remained flat at $30.1 million.

Genzyme Biosurgery – Orthopaedics

Orthopaedics product revenue increased 8% to $89.9 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 due to an increase in the sales of Synvisc viscosupplementation product. Synvisc viscosupplementation product sales increased primarily due to increased utilization of the product within the existing customer base as well as new accounts. We believe that a potentially significant competitor is currently seeking FDA approval for a viscosupplementation product for possible U.S. launch during the second half of 2003 that could have an adverse effect on future sales of Synvisc viscosupplementation product.

Genzyme Biosurgery – Biosurgical Specialties

Biosurgical Specialties product revenue decreased 10% to $53.4 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The decrease is due to a 95% decrease in sales of surgical instruments to $0.9 million resulting from the sale of our Snowden-Pencer line of surgical instruments during the fourth quarter of 2001, partially offset by a 36% increase in sales of Sepra products to $39.1 million primarily due to increased market penetration.

Genzyme Biosurgery – Cardiothoracic

Cardiothoracic products include fluid management (chest drainage) systems, surgical closures, biomaterials, and instruments for conventional and minimally invasive cardiac surgery. Cardiothoracic product revenue increased 4% to $71.7 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to a 15%

increase in the combined sales of FocalSeal-L surgical sealant and instruments for minimally-invasive and off-pump cardiac surgery to $17.0 million and a 10% increase in the revenues from sales of fluid management systems to $32.4 million due to a change in the buying pattern of distributors. These increases were partially offset by a 7% decrease in revenue from sales of surgical closures to $17.6 million resulting from our withdrawal of certain commodity suture lines in Europe during the first half of 2001.

2001 as Compared to 2000

Genzyme General – Therapeutics

The increase in Therapeutics product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was primarily due to continued growth in sales of Cerezyme enzyme for the treatment of Type 1 Gaucher disease.

The steady growth in sales of Cerezyme enzyme for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to our continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure that has continued to increase international sales of this product. Additionally, we continue to market Ceredase enzyme for the treatment of Gaucher disease, although we have successfully converted virtually all Gaucher disease patients to a treatment regimen using Cerezyme enzyme. The growth in European sales of Cerezyme enzyme for the year ended December 31, 2001 was negatively impacted by the strengthening of the U.S. Dollar against the Euro. During the year ended December 31, 2001 as compared to the year ended December 31, 2000 the U.S. Dollar strengthened against the Euro on average by approximately 3%, which negatively impacted sales of Cerezyme enzyme by $5.4 million.

Sales of Cerezyme enzyme were 51% of our total product revenue for the year ended December 31, 2001 as compared to 66% for the year ended December 31, 2000.

Revenue for Thyrogen hormone increased 36% to $18.7 million for the year ended December 31, 2001 as compared to the year ended December 31, 2000 due primarily to increased market penetration. Additionally, Thyrogen hormone was launched in Europe in the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the CPMP of the EMEA. Other therapeutics revenue also increased due to increased sales of Fabrazyme enzyme in Europe.

Genzyme General – Renal

We began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex.

Sales of Renagel phosphate binder were approximately 16% of our total product revenue for the year ended December 31, 2001 as compared to approximately 6% of total product revenue for the year ended December 31, 2000. Sales of Renagel phosphate binder for the year ended December 31, 2001 as compared to December 31, 2000 include sales of capsules and the 800 mg tablet formulation. We launched the tablet formulation in the U.S. during the third quarter of 2000. In the first quarter of 2001, the higher-than-anticipated demand for the 800 mg tablet formulation and certain production constraints resulted in a temporary shortage of this dosage form of Renagel phosphate binder. Patients taking the 800 mg tablets were shifted to an equivalent dose of 400 mg Renagel phosphate binder tablets or 403 mg Renagel phosphate binder capsules while we built an inventory of 800 mg tablets to support our re-launch of this dosage form in June 2001.

Genzyme General – Diagnostic Products

Diagnostic Products revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Also contributing to the increase for the year ending December 31, 2001 as compared to the year ended December 31, 2000 was the addition of sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our June 2001 acquisition of Wyntek. Diagnostic Products revenue also included royalties on product sales by Techne Corporation's biotechnology group.

Genzyme Biosurgery – Orthopaedics

Orthopaedics product revenue increased in 2001 as compared to 2000 primarily due to the sales of Synvisc viscosupplementation product, which we added to the Orthopaedics product category in December 2000 through our acquisition of Biomatrix.

Genzyme Biosurgery – Biosurgical Specialties

The increase in Biosurgical Specialties product revenue in 2001 as compared to 2000 was due primarily to increases in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite. An increase in sales of products sold to original equipment manufacturers and sales generated from Hylaform® biomaterial product and other skin care products, which were added to the Biosurgical Specialties product category in December 2000, also contributed to the overall increase in Biosurgical Specialties product revenue. The increase in sales was partially offset by a decrease in sales of instruments for plastic surgery, due to the sale of our Snowden-Pencer line of surgical instruments during the fourth quarter of 2001.

Genzyme Biosurgery – Cardiothoracic

The decrease in Cardiothoracic product revenue in 2001 as compared to 2000 was due to decreased sales of chest drainage systems resulting from competitive pricing pressures in that market as well as the withdrawal from certain commodity suture lines in Europe during the first half of 2001. The decrease was offset, in part, by the continued growth in sales of minimally invasive cardiac surgery products and the sales revenue from the FocalSeal-L surgical sealant. We added FocalSeal-L surgical sealant to the Cardiothoracic product category in the third quarter of 2000 pursuant to a distribution and marketing agreement with Focal which, prior to our acquisition of Focal in June 2001, provided us with exclusive distribution rights for this product in North America.

Service Revenue

We derive service revenue from four principal sources:

- genetic testing services performed by Genzyme General, which is included in its Other reporting segment;
- Genzyme Biosurgery's Carticel chondrocytes for the treatment of cartilage damage, which is included in its Orthopaedics reporting segment;
- Genzyme Biosurgery's Epicel skin grafts for the treatment of severe burns, which is included in its Biosurgical Specialties reporting segment; and
- Genzyme Molecular Oncology's provision of services of the SAGE™ genomics technology.

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Genzyme General – Other	**$ 89,423**	$74,056	$61,161	21%	21%
Genzyme Biosurgery:					
Orthopaedics	**20,253**	18,417	18,229	10%	1%
Biosurgical Specialties	**4,517**	5,197	5,092	(13%)	2%
Total service revenue – Genzyme Biosurgery	**24,770**	23,614	23,321	5%	1%
Genzyme Molecular Oncology	**300**	700	–	(57%)	N/A
Total service revenues	**$114,493**	$98,370	$84,482	16%	16%

2002 as Compared to 2001

The 21% increase in Genzyme General's other service revenue to $89.4 million for the year ended December 31, 2002, as compared to the same period a year ago, is due to increased sales of genetic testing services. This increase was primarily attributable to expanded presence in the prenatal screening market.

Genzyme Biosurgery's Orthopaedics service revenue increased 10% to $20.3 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to a change in the classification of reimbursed expenses from partners from a reduction in operating expenses to service revenue. Excluding the $1.5 million of additional service revenue resulting from the change in classification of reimbursed expenses, Orthopaedics service revenue did not change significantly during 2002 as compared to 2001. Increased sales of Carticel chondrocyte services in the U.S. for 2002 were offset by decreased European sales of the service because we have not been actively seeking new partners or marketing Carticel chondrocytes in Europe since the second quarter of 2001.

The 13% decrease in Genzyme Biosurgery's Biosurgical Specialties service revenue to $4.5 million in 2002 as compared to $5.2 million in 2001 is attributable to decreased sales of Epicel skin grafts, which are used to treat victims of severe burns. Sales of Epicel skin grafts are variable based upon a number of unpredictable factors, including the number of severe burn patients and their survival rate prior to treatment with Epicel skin grafts.

Genzyme Molecular Oncology's service revenue for the years ended December 31, 2002 and 2001 consists of revenues from the provision of services related to the SAGE genomics technology. Genzyme Molecular Oncology provides these services sporadically as customers request them. The focus of its SAGE business remains directed to granting licenses to the technology.

2001 as Compared to 2000

The increase in Genzyme General's service revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was due to increased sales of genetic testing services attributable to our expanded presence in the prenatal market and a broader test menu in oncology.

International Product and Service Revenue

A substantial portion of our revenue was generated outside of the U.S., as described in the following table. Most of this revenue is attributable to sales of Cerezyme enzyme, Renagel phosphate binder and Fabrazyme enzyme. The following table provides information regarding the change in international product and service revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
International product and service revenue	**$523,981**	$445,211	$352,564	18%	26%
% of total product and service revenue	**40%**	37%	39%		

2002 as Compared to 2001

International sales of Cerezyme enzyme increased 11% to $328.7 million for the year ended December 31, 2002 as compared to $297.5 million in the same period a year ago. The increase in international sales of Cerezyme enzyme for the year ended December 31, 2002 as compared to the same period a year ago is primarily due to:

- a 6% increase in international unit sales of Cerezyme enzyme; and
- an approximate 5% increase in the average exchange rate of the Euro, which positively impacted sales of Cerezyme enzyme by $10.6 million.

International sales of Renagel phosphate binder increased 116% to $43.5 million for the year ended December 31, 2002 as compared to $20.1 million for the same period a year ago. The increase in international sales of Renagel phosphate binder for the year ended December 31, 2002 as compared to the same periods a year ago is primarily due to:

- the ongoing launch of Renagel phosphate binder tablets in Europe in 2002; and
- the expansion of the Renagel phosphate binder sales force in Europe.

International sales of Fabrazyme enzyme increased 351% to $26.1 million for the year ended December 31, 2002 as compared to $5.8 million for the same period a year ago. The increase in international sales of Fabrazyme enzyme for the year ended December 31, 2002 as compared to the same period a year ago is primarily due to:

- the fact that 2002 was the first full year of sales of Fabrazyme enzyme;
- the introduction of Fabrazyme enzyme into several new markets in Europe in 2002; and
- our continued program to educate European physicians about Fabry disease and Fabrazyme enzyme.

International product and service revenue as a percent of total product and service revenue increased in the year ended December 31, 2002 as compared to December 31, 2001 due to the overall increase in international product and service sales, an approximate $13.9 million positive impact on sales resulting from an approximate 5% increase in the average exchange rate of the Euro and a 28% or $43.4 million decrease in net Renagel phosphate binder sales in the U.S.

2001 as Compared to 2000

International sales of Cerezyme enzyme increased 10% to $297.5 million in the year ended December 31, 2001 as compared to $270.6 million in the year ended December 31, 2000. Despite an approximate 3% decline in the average exchange rate of the Euro for the year ended December 31, 2001 as compared to the year ended December 31, 2000, international sales of Cerezyme enzyme increased for both periods due primarily to the continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure.

We began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex. International sales of Renagel phosphate binder increased 66% to $20.1 million in the year ended December 31, 2001 as compared to $6.9 million in the year ended December 31, 2000. The increase is attributable to:

- the ongoing launch of Renagel phosphate binder tablets in Europe;
- the introduction of Renagel phosphate binder in Brazil; and
- the expansion of the Renagel phosphate binder sales forces in Europe.

International product and service revenue as a percent of total product and service revenue decreased in the years ended December 31, 2001 and December 31, 2000 due primarily to increased sales of Renagel phosphate binder in the United States.

Research and Development Revenue

We derive research and development revenue primarily from:

- research and development services performed by Genzyme under collaboration agreements allocated to Genzyme General;
- research and development services Genzyme General performed on behalf of GTC; and
- license fees and funded research related to Genzyme Molecular Oncology's programs.

The following table sets forth our research and development revenues on a segment basis:

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Genzyme General:					
Therapeutics	**$ 3,181**	$ 5,789	$ 315	(45%)	1,737%
Other	**31**	25	67	24%	(63%)
Eliminations/Adjustments	**2,961**	3,325	913	(11%)	264%
Total research and development revenue – Genzyme General	**6,173**	9,139	1,295	(32%)	606%
Genzyme Biosurgery – Other	**285**	5	23	5,600%	(78%)
Genzyme Molecular Oncology	**8,904**	5,862	5,623	52%	4%
Total research and development revenue	**$15,362**	$15,006	$6,941	2%	116%

Research and development revenue allocated to Genzyme General is related primarily to research and development activities performed by its Therapeutics reporting segment under collaboration agreements. Eliminations/Adjustments includes research and development efforts we conducted on behalf of GTC and amounts related to Genzyme General's research and development activities that we do not specifically allocate to a particular segment of Genzyme General.

Research and development revenue allocated to Genzyme Molecular Oncology is derived from the following sources:

- technology access fees received from Purdue Pharma, L.P. and Kirin Brewery Company, Ltd., which are recognized over the course of associated research programs;
- research performed by Genzyme Molecular Oncology on behalf of Purdue and Kirin; and
- revenue associated with *in vitro* cancer diagnostic assets.

The increase in research and development revenue allocated to Genzyme Molecular Oncology for the year ended December 31, 2002 is the result of the completion of a full year of work under the collaboration agreement with Kirin, which commenced in November 2001, and a planned increase in the amount of research performed on behalf of Purdue, offset in part by a reduction in revenues associated with the cancer diagnostic assets.

MARGINS

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Product margin:					
Genzyme General	**$770,930**	$704,556	$527,133	9%	34%
% of total product revenue	**64%**	63%	65%		
Genzyme Biosurgery	**$119,053**	$ 98,273	$ 52,381	21%	88%
% of total product revenue	**10%**	9%	6%		
Total product margin	**$889,983**	$802,829	$579,514	11%	39%
% of total product revenue	**74%**	72%	71%		
Service margin:					
Genzyme General	**$ 37,264**	$ 30,889	$ 23,282	21%	33%
% of total service revenue	**33%**	31%	28%		
Genzyme Biosurgery	**$ 10,473**	$ 10,881	$ 11,023	(4%)	(1%)
% of total service revenue	**9%**	11%	13%		
Genzyme Molecular Oncology	**$ 181**	$ 427	–	(58%)	N/A
% of total service revenue	**0%**	0%	–		
Total service margin	**$ 47,918**	$ 42,197	$ 34,305	14%	23%
% of total service revenue	**42%**	43%	41%		
Total product and service gross margin	**$937,901**	$845,026	$613,819	11%	38%
% of total product and service revenue	**71%**	70%	68%		

2002 as Compared to 2001

Product Margin

Genzyme General

Genzyme General provides a broad range of healthcare products and services. As a result, Genzyme General's gross margin varies significantly based on the category of product or service. Sales of therapeutic products, including Cerezyme enzyme, typically result in higher margins than sales of diagnostic products.

The 9% increase in Genzyme General's overall product margin for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was primarily attributable to a 10% increase in product revenue offset in part by a 10% increase in the cost of products sold. The improved product margin was primarily attributable to an increase in sales of higher margin Therapeutics products such as Cerezyme enzyme, Thyrogen hormone and Fabrazyme enzyme. Driven by the increase in sales in Therapeutics products, product margin for the Therapeutics reporting segment increased 15% for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

Product margin for the Renal reporting segment was flat for the year ended December 31, 2002 as compared to the year ended December 31, 2001. This was primarily due to the fact that the year over year decline in sales of Renagel phosphate binder was offset by a corresponding decline in production costs. The decline in sales of Renagel phosphate binder was impacted by several factors including a reduction in wholesaler inventory levels of approximately $30 million based on our management's estimate of end-user demand. The decline in production costs for Renagel phosphate binder was primarily due to lower raw material costs based on volume purchases. In addition, cost of products sold for Renagel phosphate binder for the year ended December 31, 2001 includes $8.2 million of charges incurred in the first half of 2001 relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex, for which there are no comparable amounts in the year ended December 31, 2002.

Product margin for Diagnostic Products decreased 5% for the year ended December 31, 2002 as compared to the year ended December 31, 2001 resulting from the increase in the cost of Diagnostic Products sold for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The increase in cost of Diagnostic Products sold was partially attributable to a charge of $2.8 million recorded in 2002 for the planned closure of a Diagnostic Products manufacturing facility in San Carlos, California.

We expect that in the future Genzyme General's product margin as a percentage of product revenue will trend slightly lower, primarily due to lower margins normally attributable to Renagel phosphate binder and a product mix shift as sales of Diagnostic Products continue to increase.

Genzyme Biosurgery

Genzyme Biosurgery sells or provides a broad range of healthcare products and services. As a result, Genzyme Biosurgery's gross margins may vary significantly depending on the market conditions of each product or service.

The 21% increase in product margin and the increase in product margin as a percentage of product revenue for 2002 as compared to 2001 was primarily attributable to an increase in product revenue of $3.5 million and a decrease in cost of products sold of $17.3 million. Costs of products sold in 2001 includes $11.3 million of costs related to our December 18, 2000 acquisition of Biomatrix, for which there are no comparable amounts in 2002. As part of the Biomatrix acquisition, we adjusted the acquired inventory to fair value, resulting in an increase of $11.3 million. In June 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock not previously acquired. As part of the Focal acquisition, we adjusted the acquired inventory to fair value and amortized the adjustment to cost of products sold as the acquired inventory was sold, of which $2.4 million was amortized in 2002 and $1.4 million was amortized in 2001. Excluding the adjustments described above, product margin increased 9% in 2002 to $121.4 million as compared to 2001 as a result of an increase in sales of Synvisc viscosupplementation product, a higher margin product, and to a general reduction in unit costs for Seprafilm bioresorbable membrane in 2002.

Service Margin

Genzyme General

Service margin for the year ended December 31, 2002 as compared to the year ended December 31, 2001 continued to increase, primarily as a result of increased sales of our molecular genetics (DNA) and cancer testing services. Service margin as a percentage of service revenue for the year ended December 31, 2002 as compared to for the year ended December 31, 2001, remained flat. This was attributable to a 21% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu serving the oncology market, offset by a 21% increase in the cost of services sold for the same period.

Genzyme Biosurgery

Service margin for services allocated to Genzyme Biosurgery decreased 4% for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to a 13% decrease in sales of Epicel skin grafts to $4.5 million and to a 12% increase in cost of services sold to $14.3 million.

2001 as Compared to 2000

Product Margin

Product margin for the year ended December 31, 2001 as compared to the year ended December 31, 2000 increased primarily as a result of increased sales of Renagel phosphate binder, Cerezyme enzyme, Synvisc viscosupplementation product and point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek. The increase for the year ended December 31, 2001 was partially offset by charges to cost of products sold of $8.2 million relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex.

The increase in product margin as a percentage of product revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was attributable to a 37% increase in product revenue, driven primarily by increased sales of Cerezyme enzyme, Renagel phosphate binder and sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek, partially offset by a 32% increase in the cost of products sold for the same period.

Service Margin

Service margin for the year ended December 31, 2001 as compared to the year ended December 31, 2000 continued to increase, both in absolute numbers and as a percentage of total service revenue, primarily as a result of increased sales of our molecular genetics (DNA) and cancer testing services. The increase in service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was attributable to a 16% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu serving the oncology market, partially offset by a 12% increase in the cost of services sold for the same period.

OPERATING EXPENSES

2002 as Compared to 2001

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 3% to $438.0 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 despite the inclusion of $43.1 million of additional charges for the year ending December 31, 2001 for which there are no comparable amounts in the year ended December 31, 2002. Selling, general and administrative expenses for the year ended December 31, 2001 includes:

- charges of $27.0 million resulting from Pharming Group's August 2001 decision to file for and operate under a court supervised receivership;
- $9.1 million of costs attributable to the sale of our former Snowden-Pencer line of surgical instruments and to efforts within Genzyme Biosurgery to streamline and consolidate selling activities in 2002; and
- $5.5 million of costs associated with the consolidation of Genzyme Biosurgery's European operations.

In addition to the $43.1 million of charges discussed above that were recorded in the year ended December 31, 2001, selling, general and administrative expenses also increased by $56.5 million or 15% for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to:

- a $41.8 million increase in selling and marketing costs for Renagel phosphate binder;
- a $19.2 million increase in selling, general and administrative costs for Therapeutics products, of which $11.7 million is attributable to an increase in expenditures related to our increased market penetration for Fabrazyme enzyme in Europe; $4.9 million is attributable to an increase in expenditures to support increased sales of Cerezyme enzyme; and $2.5 million is attributable to a charge recorded in September 2002 to write down accounts receivable for Cerezyme enzyme in Argentina;
- a $4.9 million increase in selling and marketing costs for Diagnostic Products, of which $2.5 million is attributable to a full year of operations of Wyntek which we acquired in June 2001;
- a $5.7 million charge attributable to an increase in legal costs related to ongoing regulatory matters and intellectual property disputes; and
- a $2.6 million charge for severance costs related to Genzyme Biosurgery's cardiothoracic business for which there were no comparable amounts in the year ended December 31, 2001.

The increases in selling, general and administrative expenses were offset in part by a net decrease of approximately $17.6 million attributable to administrative activities that we do not specifically allocate to a particular segment of Genzyme General. In addition, in December 2002, we determined that we have sufficient quantities on hand to fulfill our legal obligation to supply the remaining three patients in the clinical trial for human transgenic alpha-glucosidase with the transgenic product until they are transitioned to a CHO-cell product. As a result, we revised our estimated cost of this legal obligation and reversed $5.5 million of amounts in excess of requirements to selling, general and administrative expense for our Therapeutics reporting segment in December 2002.

- At December 31, 2002, $2.6 million remained in the reserve for our contractual obligation to provide transgenic product as follows (amounts in thousands):

Initial commitment to fund the operations of the transgenic program	$16,807
Payments in 2001	(2,683)
Balance at December 31, 2001	14,124
Payments in 2002	(6,031)
Revision of estimate	(5,497)
Balance at December 31, 2002	$ 2,596

Research and Development Expenses

Research and development expenses increased 17% to $308.5 million for the year ended December 31, 2002 as compared to the same period a year ago. The increase was primarily due to an increase of $45.5 million in spending for Therapeutics products, of which:

- $34.1 million is primarily attributable to an increase in spending related to our Pompe development programs, as described below, and includes the addition of spending related to our acquisition of Novazyme;
- $10.6 million related to an increase in spending on Therapeutics research initiatives;
- $1.9 million related to Genzyme General's program to further develop Fabrazyme enzyme for the treatment of Fabry disease; and
- $1.9 million related to increased spending related to the further development of Cerezyme enzyme.

The increases to Therapeutics products research and development expenses, which also include additional spending on the continued development of the tolevamer toxin binder, oral iron chelator, oral mucositis and anti-obesity programs, were offset by a net decrease of $3.0 million on the combined research and development spending of all other Therapeutics products.

Also contributing to the 17% increase in research and development expenses for the year ended December 31, 2002 as compared to the same period a year ago were:

- a $4.6 million increase in the cost of post-marketing clinical development efforts for Renagel phosphate binder;
- a $1.4 million increase in spending for Diagnostic Products, of which $0.9 million is attributable to our acquisition of Wyntek;
- a $2.8 million increase in spending on the Genzyme Biosurgery's orthopaedics development programs, particularly other indications for Synvisc viscosupplementation product; and
- a $2.1 million increase in expenses for the Biosurgical Specialties development programs, particularly Genzyme Biosurgery's work with Hylaform biomaterial product. The terms of the existing contract with Inamed Corporation, Genzyme Biosurgery's distributor of Hylaform biomaterial product were revised in 2002 to allow for increased participation by Inamed in research and development activities and to provide Genzyme Biosurgery with cost reimbursement upon the achievement of product development milestones. The upfront fee and milestone payments under this agreement will be recognized in accordance with our revenue recognition policy for such payments.

The increases to research and development expenses were offset by a net decrease of $9.4 million attributable to research and development activities that we do not specifically allocate to a particular segment of Genzyme General.

Included in research and development expenses for the year ended December 31, 2002 are expenses associated with a comparison study of our enzyme programs for treatment of Pompe disease that we concluded during the first quarter of 2002. The enzyme programs included:

- the transgenic enzyme developed by our joint venture with Pharming Group;
- Myozyme™ enzyme;
- the CHO enzyme licensed from Synpac (North Carolina), Inc. in 2000; and
- an enzyme produced using technology we obtained in the Novazyme acquisition in 2001.

The analysis of the data from that study indicated that our internally developed CHO-cell product offers the clearest and most efficient pathway to commercialization based on both clinical and manufacturing considerations. As a result of this analysis we:

- have cancelled our manufacturing contract for the clinical development of the CHO therapy licensed from Synpac while recording a charge of $8.8 million to research and development in the first quarter of 2002 to reflect bulk product purchases and contract cancellation charges;
- will continue to supply the CHO therapy licensed from Synpac to patients participating in the extensions of clinical trials until they can be transitioned to the internally developed Myozyme enzyme; and
- will proceed with the pre-clinical development of an enzyme produced using technology we obtained through the acquisition of Novazyme as a potential next-generation therapy for Pompe disease and utilize Novazyme's engineering technologies to develop improved second-generation versions of our marketed products and optimal products for the treatment of other LSDs.

Research and development expenses for the year ended December 31, 2002 include a charge of $2.0 million we recorded in the first quarter of 2002 representing the restructuring of Genzyme General's facilities in New Jersey and Oklahoma that were acquired in connection with our acquisition of Novazyme.

2001 as Compared to 2000

Selling, General and Administrative Expenses

The increase in selling, general and administrative expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily related to:

- increased staffing to support the growth in several of our product lines;
- increased expenditures to support the increased sales of Cerezyme enzyme, drive the growth in sales of Renagel phosphate binder and Thyrogen hormone, and support the launch of Fabrazyme enzyme in Europe;
- expenses associated with the consolidation of Genzyme Biosurgery's European operations;
- increased patent litigation costs; and
- the addition of expenses from GelTex, Biomatrix, Wyntek, Focal and Novazyme.

Selling, general and administrative expenses for the year ended December 31, 2001 included $27.0 million of charges resulting from Pharming Group's receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group and a charge of $16.8 million representing our commitment to fund all of the operations of the joint venture, which in turn was legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine patients currently enrolled in the clinical trial for this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August 2001 and have assumed full operational and financial responsibility for the development of the CHO-cell product. Pharming/Genzyme LLC, the vehicle for our joint venture with Pharming Group covering a transgenic product for Pompe disease, continues to exist, however, we do not intend to commercialize this product.

Research and Development Expenses

The increase in research and development expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily attributable to:

- the cost of post-marketing clinical development efforts for Renagel phosphate binder, which was included in equity in net loss of unconsolidated affiliates before we acquired GelTex;
- the addition of spending on the tolevamer toxin binder, DENSPM, iron chelation, oral mucositis, anti-obesity, and GT102-279 programs arising as a result of our acquisition of GelTex;
- increased spending on our program to develop Fabrazyme enzyme for the treatment of Fabry disease;
- the addition of spending on the research and development of Synvisc viscosupplementation product as a result of our acquisition of Biomatrix;
- the addition of spending on FocalSeal-L surgical sealant through our acquisition of Focal;
- increased spending on our orthopaedic and biosurgical specialties development programs; and
- increased spending on other internal programs.

Research and development expenses for the year ended December 31, 2001, reflect a charge of $4.7 million, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we determined in 2001 was uncollectible.

In connection with our acquisition of GelTex in December 2000, we converted options to purchase shares of GelTex common stock into options to purchase shares of Genzyme General Stock. In accordance with Financial Accounting Standards Board, commonly referred to as the FASB, Interpretation No., or FIN 44 "Accounting for Certain Transactions involving Stock Compensation – an interpretation of Accounting Principles Board, or APB, Opinion No. 25", at the date of acquisition we allocated the intrinsic value for the unvested portion of these options of $10.2 million to deferred compensation, a component of stockholders' equity. This amount was amortized to operating expense over the vesting period of one year from the date of acquisition. We allocated the expense to the appropriate expense categories of our statements of operations based on the functional responsibility of each employee or option holder. For the year ended December 31, 2001, we recorded $9.7 million of compensation expense related to these options, of which $7.9 million was charged to research and development expense and $1.8 million was charged to selling, general and administrative expense. For the year ended December 31, 2000, we recorded $0.5 million of compensation expense related to these options, of which $0.4 million was charged to research and development expense and $0.1 million was charged to selling, general and administrative expense. The deferred compensation was fully amortized by December 31, 2001.

In connection with our acquisition of Novazyme in September 2001, we converted options, warrants and rights to purchase shares of Novazyme common stock into options, warrants and rights to purchase shares of Genzyme General Stock. In accordance with FIN 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation. We are amortizing this amount to operating expense over the remaining vesting period of 22 months from the date of acquisition. We are allocating the expense to the appropriate

expense categories of our consolidated statements of operations based on the functional responsibility of each option holder. For the year ended December 31, 2001, we recorded $0.4 million of compensation expense related to these options, of which $0.2 million was charged to selling, general and administrative expenses and $0.2 million was charged to research and development expense.

Amortization of Intangibles

Amortization of intangibles expense decreased 42% to $70.3 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to our adoption of SFAS No. 142 in January 2002. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. In accordance with the provisions of SFAS No. 142, we ceased amortizing goodwill as of January 1, 2002. The following tables present the impact SFAS No. 142 would have had on our amortization of intangibles expense had the standard been in effect for the years ended December 31, 2001 and 2000 (amounts in thousands):

	Year Ended December 31, 2001			Year Ended December 31, 2000		
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$121,124	$(52,541)	$68,583	$22,974	$(12,259)	$10,715

The increase in amortization of intangibles for the year ended December 31, 2001, is primarily attributable to intangible assets acquired in connection with our acquisitions of:

- GelTex and Biomatrix in December 2000;
- the GDP Class A limited partnership interests in January 2001;
- Focal and Wyntek in June 2001;
- the GDP Class B limited partnership interests in August 2001; and
- Novazyme in September 2001.

Purchase of In-Process Research and Development

Myosix

In July 2002, we entered into a collaboration with Myosix, a privately-held French biotechnology company, for the development and commercialization of a certain autologous cell culture technology, which we refer to as the Myosix Technology. We acquired 49% of the common stock of Myosix in exchange for 625,977 shares of Biosurgery Stock. The entire initial acquisition cost of $1.9 million, of which $1.6 million represents the fair market value of the shares of Biosurgery Stock exchanged and $0.3 million represents acquisition costs, was allocated to IPR&D and charged to expense in our consolidated statement of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002. We allocated this charge and our ownership interest in Myosix to Genzyme Biosurgery.

The sublicense that we obtained from Myosix grants us use of the Myosix Technology for the treatment of congestive heart failure. Phase 2 clinical trials commenced in the fourth quarter of 2002, and FDA approval is projected for 2009. As of December 31, 2002, the Myosix Technology has not achieved technological feasibility for any application and will require significant future development before an application can be completed.

Pursuant to the terms of our various collaboration agreements with Myosix, we have sole responsibility for the cost, management, control and conduct of product development and commercialization, though we have entered into an agreement with Assistance Publique Hospitaux de Paris (Public Welfare Hospital of Paris), which we refer to as AP-HP, that obligates AP-HP to bear a portion of the costs associated with Phase 2 clinical trials. Myosix will act as a sub-contractor to us for these activities. We currently have the right to designate all of the members of Myosix's Board of Directors and, so long as we own at least 34% of Myosix, its Chief Executive Officer. We can acquire the remaining shares of Myosix common stock upon achievement of certain milestones during the development and commercialization of products based on the Myosix Technology. Effective July 29, 2002, because of our ownership interest in and level of control of Myosix, we consolidate the results of Myosix.

Novazyme

In September 2001, in connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we allocated to IPR&D and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. We recorded this amount as a charge to expense in our consolidated statement of operations and the com-

bined statements of operations of Genzyme General for the year ended December 31, 2001.

Our management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets.

The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. As of December 31, 2002, we estimate that it will take approximately six to eight years and an investment of approximately $100 million to $125 million to complete the development of, obtain approval for and commercialize the first product based on this technology platform.

Wyntek

In June 2001, in connection with our acquisition of Wyntek, we allocated approximately $8.8 million of the purchase price to IPR&D. We recorded this amount as a charge to expense in our consolidated statements of operations and the combined statements of operations of Genzyme General for the year ended December 31, 2001. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which is consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible.

Wyntek currently is developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The intended use of the device is to read reaction strips at the patient's bedside or in an emergency room setting. In September 2002, we filed a 510(k) submission with the FDA for Wyntek's cardiovascular product. We expect to commercialize this product in early 2004.

GelTex

In December 2000, in connection with the acquisition of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D, which Genzyme General recorded as a charge to expense in our consolidated statements of operations and the combined statements of operations of Genzyme General for the year ended December 31, 2000. As of December 31, 2002, the technological feasibility of the projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Below is a brief description of the GelTex IPR&D projects, including an estimation of when our management believes Genzyme General may realize revenues from the sales of these products for their respective indications:

Program	Program Description or Indication	Development Status at December 31, 2002	Value at Acquisition Date (in millions)	Estimated Cost to Complete at December 31, 2002 (in millions)	Year of Expected Product Launch
Renagel phosphate binder	Next stage non-absorbed polymer phosphate binder for the treatment of hyperphospatemia	• Clinical studies scheduled for completion in 2004 and 2005	$19.7	$10.9	2005
Tolevamer toxin binder	*C.difficile* associated diarrhea	• Phase 2 trials expected to be completed in 2003	37.4	50.0	2007
GT56-252 Oral Iron Chelator	Iron overload disease	• Phase 1 trial ongoing	15.7	35.0	2007
GT316-235 Fat absorption inhibitor	Anti-obesity	• Expected to file an IND in 2004	17.8	60.0	2010
Polymer	Oral mucositis	• Expected to file an IND in 2004	17.8	38.0	2008
DENSPM	Psoriasis	• Program cancelled during 2001; no further development planned	3.4	N/A	N/A
GT102-279	Second generation lipid-lowering compound	• Program cancelled during 2001; no further development planned	6.2	N/A	N/A
		Total:	$118.0	$193.9	

Biomatrix

In connection with our acquisition of Biomatrix, we allocated approximately $82.1 million to IPR&D, which Genzyme Biosurgery recorded as a charge to expense in its combined statements of operations for the year ended December 31, 2000. As of December 31, 2002, the technological feasibility of the Biomatrix IPR&D projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Below is a brief description of the Biomatrix IPR&D projects, including an estimation of when our management believes we may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status at December 31, 2002	Value at Acquisition Date (in millions)	Estimated Cost to Complete at December 31, 2002 (in millions)	Year of Expected Product Launch
Viscosupplementation	Use of elastoviscous solutions and viscoelastic gels in disease conditions to supplement tissues and body fluids, alleviating pain and restoring normal function.	• Preclinical for hip indications in U.S. • Preclinical for knee indications • Preclinical for other joints • Product launched for hip indications in Europe in September 2002	$33.8	$24.9	2002 to 2008
Visco-augmentation and Visco-separation (adhesion prevention)	Use of viscoelastic gels to provide scaffolding for tissue regeneration and to separate tissues and decrease formation of adhesions and excessive scars after surgery.	• Preclinical – gynecological and pelvic indications • Clinical trials – pivotal safety and efficacy study ongoing in U.S. for Hylaform biomaterials	48.3	4.7	2003 to 2006
		• Phase 2 – spine indications; program cancelled during 2002; no further development planned	N/A		N/A
		Total:	$82.1	$29.6	

Except for our viscosupplementation product for the hip launched in Europe in 2002, substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once research is completed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Charge for Impaired Assets

During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts, which we allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been reallocated as a capitalized cost of that facility.

In 1997, we temporarily suspended bulk production of HA at our bulk HA manufacturing facility in Haverhill, England because we determined that we had sufficient quantities of HA on hand to meet the demand for our Sepra products for the near term. In the first quarter of 2002, we began a capital expansion program to build HA manufacturing capacity at one of our existing manufacturing facilities in Framingham, Massachusetts. During the third quarter of 2002, we determined that we had sufficient inventory levels to meet demand until the Framingham facility is completed and validated, which is estimated to be within one year. In connection with this assessment we concluded that we no longer require the manufacturing capacity at the HA plant in England and we recorded an impairment charge of approximately $9.0 million to write off the assets at the England facility. This charge resulted in an increase of $9.0 million in the long-term portion of the amount due from Genzyme Biosurgery to Genzyme General at December 31, 2002.

In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in England. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

Other Income and Expenses

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Equity in net loss of unconsolidated affiliates	**$(16,858)**	$(35,681)	$(44,965)	(53%)	(21%)
Gain on affiliate sale of stock	**-**	212	22,689	(100%)	(99%)
Gain (loss) on investments in equity securities	**(14,497)**	(25,996)	15,873	(44%)	(264%)
Minority interest in net loss of subsidiary	**-**	2,259	4,625	(100%)	(51%)
Loss on sale of product line	**-**	(24,999)	–	(100%)	N/A
Other	**40**	(2,205)	5,188	(102%)	(143%)
Investment income	**51,038**	50,504	45,593	1%	11%
Interest expense	**(27,152)**	(37,133)	(15,710)	(27%)	136%
Total other income (expense), net	**$ (7,429)**	$(73,039)	$ 33,293	(90%)	(319%)

2002 as Compared to 2001

Equity in Net Loss of Unconsolidated Affiliates

We record the results of the following joint ventures, all of which are allocated to Genzyme General, in equity in net loss of unconsolidated affiliates:

Joint Venture	Partner	Effective Date	Product/Indication
RenaGel LLC [1]	GelTex	June 1997	Renagel phosphate binder for the reduction of serum phosphorus in patients with end-stage renal disease
BioMarin/ Genzyme LLC	BioMarin Pharmaceutical Inc.	September 1998	Aldurazyme enzyme for the treatment of mucopolysaccharidosis-1
Pharming/ Genzyme LLC [2]	Pharming Group, N.V.	October 1998	Human alpha-glucosidase for the treatment of Pompe disease (transgenic product)
Genzyme/ Pharming Alliance LLC [2]	Pharming Group, N.V.	June 2000	Human alpha-glucosidase for the treatment of Pompe disease (produced using CHO cells)
Diacrin/ Genzyme LLC [3]	Diacrin, Inc.	October 1996	Products using porcine fetal cells for the treatment of Parkinson's and Huntington's diseases

[1] *We acquired GelTex and the remaining 50% interest in RenaGel LLC in December 2000. RenaGel LLC was merged into GelTex effective October 1, 2001.*

[2] *In August 2001, Pharming Group and certain of its affiliates filed for court-supervised receivership. We thereafter committed to fund all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenic human alpha-glucosidase to the patients who were enrolled in the clinical trial of the product until they could be transitioned to a CHO-cell derived product. We also acquired the manufacturing facility in Geel, Belgium that was operated by Pharming Group's subsidiary Pharming N.V. as part of our effort to ensure the continued supply of the transgenic product to these patients. Also in August 2001, we terminated our strategic alliance agreement with Pharming Group and certain of its affiliates for the development of a CHO-cell derived product for Pompe disease due to Pharming Group's failure to make funding payments, and thereby assumed full operational and financial responsibility for the development of the CHO-cell derived product and Genzyme/Pharming Alliance LLC, which became our wholly-owned subsidiary. In August 2002, we finalized settlement arrangements with Pharming Group and certain of its affiliates related to the Pompe programs. As part of the settlement arrangements, Pharming Group and certain of its affiliates assigned or exclusively licensed to us their intellectual property related to Pompe disease and transferred their interest in Pharming/Genzyme LLC to us. Pharming/Genzyme LLC is now our wholly-owned subsidiary. Pharming Group and certain of its affiliates came out of receivership later in 2002, but are no longer involved in the Pompe program.*

[3] *The joint venture is no longer actively developing these products.*

The following table presents our equity in net loss of unconsolidated affiliates by entity and the total losses of our unconsolidated affiliates for the periods presented:

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	Our Portion of the Net Losses from Our Unconsolidated Affiliates		Total Losses of Our Unconsolidated Affiliates	
	2002	2001	**2002**	2001
BioMarin/Genzyme LLC	**$(14.5)**	$(18.5)	**$(29.6)**	$(36.9)
Diacrin/Genzyme LLC	**(0.5)**	(2.3)	**(0.7)**	(3.1)
GTC	**(1.9)**	(4.3)	**(24.3)**	(16.6)
Pharming/Genzyme LLC	**-**	(2.9)	**-**	(5.8)
Genzyme/Pharming Alliance LLC	**-**	(6.5)	**-**	(13.0)
Focal, Inc.	**-**	(1.3)	**-**	(6.0)
Other	**-**	0.1	**-**	0.3
Totals	**$(16.9)**	$(35.7)	**$(54.6)**	$(81.1)

We record in equity in net loss of unconsolidated affiliates our portion of the results of our joint ventures with BioMarin Pharmaceutical Inc., Pharming Group and Diacrin, Inc. and, through May 31, 2002, our portion of the losses of GTC.

Our equity in net loss of unconsolidated affiliates decreased 53% to $16.9 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily as the result of the August 2001 termination of our strategic alliance with Pharming for the development of a CHO-cell derived product for the treatment of Pompe disease. As a result of the termination of the strategic alliance, we recorded 100% of the losses of Genzyme/ Pharming Alliance LLC from August 23, 2001 through December 31, 2001. In addition, in August 2001, we became responsible for funding all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenically-derived alpha-glucosidase until the patients currently enrolled in the clinical trial of the product can be transitioned to a CHO-cell product. Our share of losses for both of our joint ventures with Pharming was $9.4 million for the year ended December 31, 2001, for which

there are no comparable amounts in the year ended December 31, 2002.

The decrease in equity in net loss of unconsolidated affiliates for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was also attributable to:

- a $4.0 million decrease in net losses from our joint venture with BioMarin, our partner for the development of Aldurazyme enzyme, as a result of the completion of clinical trials during 2001 and early 2002 and the joint venture devoting substantial efforts to the manufacturing of inventory during 2002. This decrease was offset by $7.2 million of charges recorded by the joint venture during the quarter ended December 31, 2002 to write off certain production runs during the scale up of Aldurazyme enzyme manufacturing, of which our 50% portion of these costs $(3.6 million) are reflected in equity in net loss of unconsolidated affiliates;
- a $1.8 million decrease in net losses from our joint venture with Diacrin; and
- a $2.4 million decrease in net losses in our equity position in GTC.

On April 4, 2002, GTC purchased approximately 2.8 million shares of GTC common stock that were held by us and allocated to Genzyme General for an aggregate consideration of approximately $9.6 million. We received approximately $4.8 million in cash and a promissory note for the remaining amount of approximately $4.8 million, which we have recorded as a note receivable-related party in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2002. The shares of GTC common stock were valued at $3.385 per share in this transaction, using the simple average of the high and low transaction prices quoted on the Nasdaq National Market on April 1, 2002. We have committed to a 24-month lock-up provision on the remaining 4.9 million shares of GTC common stock held by us and allocated to Genzyme General, which is approximately 18% of the shares of GTC common stock outstanding as of December 31, 2002. We accounted for our investment in GTC under the equity method of accounting until May 31, 2002, at which point we ceased to have significant influence over GTC. We began accounting for our investment in GTC under the cost method of accounting in June 2002.

Because of the 24-month lock-up provision, the remaining 4.9 million shares of GTC common stock held by us do not qualify as marketable securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". As a result, we carry the investment on our consolidated balance sheet and the combined balance sheet of Genzyme General at cost, subject to review for impairment. See "Gain (Loss) on Investments in Equity Securities" below.

In January 2001, Focal exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated our investment in Focal to Genzyme Biosurgery. Genzyme Biosurgery recorded in equity in net loss of unconsolidated affiliate its portion of the results of Focal. On June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Genzyme Biosurgery's equity in net loss of unconsolidated affiliate decreased in 2002 when compared to 2001 because Genzyme Biosurgery began accounting for Focal as a wholly-owned subsidiary when the remaining outstanding shares were purchased.

Gain (Loss) on Investments in Equity Securities

We review the carrying value of each of our investments in equity securities on a quarterly basis for impairment. Because we have assessed the decline in the market price of each of our investments in equity securities to be other than temporary, we recorded impairment charges for the years ended December 31, 2002 and 2001.

In December 2002, we recorded and allocated to Genzyme General the following impairment charges because we considered the decline in value of these investments to be other than temporary:

- $9.2 million in connection with our investment in the common stock of GTC;
- $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group;
- $2.0 million in connection with our investment in the common stock of Dyax; and
- $0.8 million in connection with our investment in the common stock of Targeted Genetics.

Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. At December 31, 2002, our stockholders' equity includes unrealized losses of approximately $10.0 million, related to the other strategic investments in equity securities allocated to Genzyme General. We believe that these losses are temporary.

Partially offsetting these impairment charges, we recorded and allocated to Genzyme General net realized gains of $0.9 million on the sale of investments in equity securities for the year ended December 31, 2002.

In 2001, we recorded the following impairment charges related to investments in equity securities because we considered the decline in value of these investments to be other than temporary:

- in the quarter ended September 2001, we recorded and allocated to Genzyme General charges of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics.
- in the quarter ended September 2001, we recorded and allocated to Genzyme General a charge of $8.5 million, representing an at-cost write-off of our investment in Pharming common stock. In August 2001, Pharming Group filed for receivership in order to seek protection from its creditors; and
- in the quarter ended June 30, 2001, we recorded and allocated to Genzyme General a charge of $1.2 million to reflect the fair market value of our investment in Aronex at June 30, 2001. In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held.

Minority Interest in Net Loss of Subsidiary

As a result of our combined direct (until July 2001) and indirect interest in ATIII LLC, our joint venture with GTC, we had consolidated the results of the joint venture and recorded GTC's portion of the losses of that joint venture as minority interest. ATIII LLC was a joint venture we formed with GTC for the development and commercialization of recombinant human antithrombin III or ATIII. In July 2001, we transferred our 50% ownership interest in ATIII LLC to GTC and stopped recording minority interest.

Investment Income

Our investment income increased 1% to $51.0 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily due to higher average cash balances, partially offset by a decrease in interest rates. The higher cash balances resulted primarily from our May 2001 private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021. Net proceeds from the offering were approximately $562.1 million. We allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We expect our current level of investment return and investment income to decline in 2003 due primarily to lower interest rates.

Interest Expense

Interest expense decreased 27% to $27.2 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily due to:

- the decrease in the interest rates used to calculate the commitment fees on our unused portion of our revolving credit facility;
- the June 2001 redemption of our $250.0 million in principal 5¼% convertible subordinated notes that were originally due in 2005 for which there is no comparable interest expense in 2002; and
- the May 2001 repayment of the $150.0 million we had drawn under our revolving credit facility, for which there is no comparable interest expense in 2002.

This decrease was partially offset by the May 2001 private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021 for which there is a full year of interest expense in 2002. We expect that our 2003 interest expense associated with our outstanding 3% convertible subordinated debentures, revolving credit facility, and other debt and notes payable will be at amounts comparable to 2002.

2001 As Compared to 2000

Equity in Net Loss of Unconsolidated Affiliates

The following table presents our equity in net loss of unconsolidated affiliate by entity and the total losses of our unconsolidated affiliates for the periods presented:

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	Our Portion of the Net Losses from Our Unconsolidated Affiliates		Total Losses of Our Unconsolidated Affiliates	
	2001	2000	2001	2000
BioMarin/Genzyme LLC	$(18.5)	$(12.6)	$(36.9)	$(25.3)
Diacrin/Genzyme LLC	(2.3)	(6.2)	(3.1)	(8.2)
GTC	(4.3)	(2.1)	(16.6)	(13.1)
RenaGel LLC	–	(15.9)	–	(10.7)
Pharming/Genzyme LLC	(2.9)	(6.6)	(5.8)	(13.3)
Genzyme/Pharming Alliance LLC	(6.5)	(1.5)	(13.0)	(2.9)
Focal, Inc.	(1.3)	–	(6.0)	–
Other	0.1	(0.1)	0.3	(0.1)
Totals	$(35.7)	$(45.0)	$(81.1)	$(73.6)

We record in equity in net loss of unconsolidated affiliates our portion of the results of its joint ventures with BioMarin, Pharming Group and Diacrin, Focal and GTC.

Prior to our acquisition of GelTex in December 2000, we included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. Included in the year ended December 31, 2000 are losses from RenaGel LLC, in which we and GelTex each owned a 50% interest. We acquired GelTex, including its 50% interest in RenaGel LLC, in December 2000. We have consolidated the results of RenaGel LLC in Genzyme General's combined financial statements from the date of acquisition. RenaGel LLC was merged into GelTex effective October 1, 2001. Prior to our acquisition of GelTex's 50% interest in RenaGel LLC, we had included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. Genzyme General's equity in the net losses of RenaGel LLC was $15.9 million in the year ended December 31, 2000.

Excluding the losses of RenaGel LLC for the year ended December 31, 2000, Genzyme General's equity in net loss of unconsolidated affiliates for the year ended December 31, 2001 as compared to December 31, 2000 increased primarily as a result of:

- increased losses from our joint venture with BioMarin;
- increased losses from our joint venture with Pharming Group for the CHO-cell product for Pompe disease; and
- increased losses in our equity position in GTC.

The increased losses were offset in part by decreased losses from our joint venture with Diacrin. Also included in the year ended December 31, 2001 are losses from Genzyme/Pharming Alliance LLC, which was our joint venture with Pharming Group for the development of a CHO-cell derived product for the treatment of Pompe disease. We terminated our strategic alliance agreement with Pharming covering this joint venture in August 2001. As a result, we have recorded 100% of the losses of Genzyme/ Pharming Alliance LLC since August 23, 2001.

Gain on Affiliate Sale of Stock

In accordance with our policy pertaining to affiliate sales of stock we recorded the following due to the issuance by GTC, an unconsolidated affiliate, of additional shares of GTC common stock:

- a gain of $0.2 million in 2001; and
- gains of $22.7 million, and a net deferred tax expense of $3.9 million (net of a $3.4 million credit for the reversal of a valuation allowance on a deferred tax asset) in 2000.

Our ownership interest in GTC was approximately 26% as of December 31, 2001 and 2000.

Gain (Loss) on Investments in Equity Securities

We recorded and allocated to Genzyme General the following impairment charges on investments in equity securities for the year ended December 31, 2001 because we considered the decline in the value of these investments to be other than temporary:

- charges of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics. Given the significance and duration of the declines as of the end of the year, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.
- a charge of $8.5 million, representing an at cost write-off of our investment in Pharming Group common stock. In August 2001, Pharming Group announced that it would file for receivership in order to seek protection from its creditors.
- a charge of $1.2 million to reflect the fair market value of our investment in Aronex at June 30, 2001. In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held.

We recorded and allocated to Genzyme General the following gains on investments in equity securities for the year ended December 31, 2000:

- a gain of $5.5 million upon the sale of a portion of our investment in GTC common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, we recorded and allocated to Genzyme General gains of $10.9 million and $1.3 million, respectively, upon additional sales of portions of our investment in Genzyme Transgenics common stock.
- a gain of $7.6 million to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock.

Minority Interest in Net Loss of Subsidiary

In July 2001, we transferred our 50% ownership interest in ATIII LLC to GTC and stopped recording GTC's portion of the losses of that joint venture as minority interest. Minority interest increased for the

year ended December 31, 2001 due to a change in the funding agreement for the joint venture in March 2001, retroactive to January 1, 2001, which increased GTC's portion of the losses incurred by ATIII LLC to 50% until July 2001 and 100% thereafter as compared to 26% for the same period a year ago. In 2000, ATIII LLC had losses of $14.8 million, of which GTC portion was $4.6 million.

Loss on Sale of Product Line

In November 2001, we sold our Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with the Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale in 2001.

There were no product line sales transacted during the year ended December 31, 2000.

Other

In December 2000, we recorded a $2.1 million charge in connection with our uncertainty in collecting a note receivable that we issued in May 1999 to a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's NDA for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

In April 2000, we received net proceeds of approximately $5.2 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme.

Investment Income

The increase in investment income for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was primarily attributable to higher average cash and investment balances. The increase in cash balances was partially attributable to our completion of the private placement of $575.0 million in principal of 3% convertible subordinated debentures in May 2001. Net proceeds from the offering were approximately $562.1 million. We allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General.

Interest Expense

The increase in interest expense for the year ended December 31, 2001 as compared to the year ended December 31, 2000 is primarily the result of additional interest expense resulting from the $350.0 million of debt drawn on our revolving credit facility in December 2000 as part of the financing of the acquisitions of GelTex and Biomatrix, and the private placement of $575.0 million in principal of 3% convertible subordinated debentures issued in May 2001.

Tax Benefit (Provision)

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
(Provision for) benefit from income taxes	**$(19,015)**	$2,020	$(55,478)	(1,041%)	(1,036%)
Tax rate	**18%**	(2%)	743%		

Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the years ended December 31,		
	2002	2001	2000
Tax provision (benefit) at U.S. statutory rate	**35.0%**	(35.0%)	(35.0%)
Losses in less than 80% owned subsidiaries with no current tax benefit	**–**	–	(45.5)
State taxes, net	**3.2**	0.9	25.6
Foreign sales corporation and extra-territorial income	**(8.9)**	(8.7)	(105.8)
Nondeductible amortization	**–**	13.2	53.9
Charge for purchased research and development	**0.6**	27.5	939.0
Benefit of tax credits	**(15.7)**	(4.0)	(51.9)
Foreign rate differential	**3.8**	0.9	(13.5)
Utilization of operating loss carryforwards	**–**	(1.8)	–
Write-off of non-deductible goodwill	**–**	4.4	–
Other	**0.3**	0.9	(23.3)
Effective tax rate	**18.3%**	(1.7%)	743.5%

Our effective tax rate for 2002 varied from the U.S. statutory rate primarily due to benefits related to tax credits and the use of a foreign sales corporation. Our effective tax rate for 2001 and 2000 varied from the U.S. statutory rate due to nondeductible goodwill amortization expense. We stopped recording nondeductible goodwill amortization expense upon the adoption of SFAS No. 142 in fiscal year 2002. In addition, our overall tax rate has changed significantly due to fluctuations in our income (loss) before taxes, which was $104.2 million in 2002, $(118.3) million in 2001 and $(7.5) million in 2000.

We recognized a $4.3 million tax benefit during the fourth quarter of 2002 as a result of additional tax credits identified during the preparation of our 2001 tax return, which we allocated to Genzyme General.

Earnings Allocations

We allocate our earnings to each of our series of common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from the division in accordance with our management and accounting policies. The earnings allocated to each series of common stock are indicated in the table below:

(Amounts in thousands)	2002	2001	2000
Earnings allocated to:			
Genzyme General Stock	**$ 178,526**	$ 44,543	$121,455
Biosurgery Stock	**(167,886)**	(126,981)	(87,188)
Molecular Oncology Stock	**(23,714)**	(29,718)	(23,096)
Surgical Products Stock	**–**	–	(54,748)
Tissue Repair Stock	**–**	–	(19,833)

We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our then-existing divisions Genzyme Surgical Products and Genzyme Tissue Repair and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. The tax benefits associated with the losses of Genzyme Surgical Products for the period from June 28, 1999 to December 31, 1999, which amounted to $6.9 million, continued to be allocated to Genzyme General Stock. Our management and accounting policies provide that, if as of the end of any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, are as follows:

(Amounts in thousands)	2002	2001	2000
Tax benefits allocated from:			
Genzyme Biosurgery	**$18,508**	$24,593	$28,023
Genzyme Molecular Oncology	**9,287**	11,904	7,476
Total	**$27,795**	$36,497	$35,499

These tax benefits represent 16%, 82% and 29% of earnings allocated to Genzyme General Stock in 2002, 2001 and 2000, respectively. The amount of tax benefits allocated to Genzyme General will continue to fluctuate based on the results of Genzyme Biosurgery and Genzyme Molecular Oncology. If the losses of those divisions decline, as they are expected to, then the tax benefits allocated to Genzyme General will also decline.

Cumulative Effect of Change in Accounting for Goodwill and Derivative Financial Instruments

On January 1, 2002, we adopted SFAS No. 142 which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 requires a transitional impairment test to compare the fair value of a reporting unit with the carrying amount of the goodwill.

In November 2001, we sold our Snowden-Pencer line of surgical instruments. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations and the combined statements of operations for Genzyme Biosurgery for the year ended December 31, 2002.

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS

No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in Genzyme General's combined balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in income, unless the derivative is part of a qualified hedging relationship.

In accordance with the transition provisions of SFAS No. 133, we recorded and allocated to Genzyme General a cumulative-effect adjustment of $4.2 million, net of tax, in its combined statements of operations for the year ended December 31, 2001 to recognize the fair value of our warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts allocated to Genzyme General were not significant. For the year ended December 31, 2002, we recorded and allocated to Genzyme General a charge of $2.1 million in other income in its combined statement of operations to reflect the change in value of its warrants to purchase shares of GTC common stock from January 1, 2002 to December 31, 2002 as compared to a charge of $4.1 million in other expense for the year ended December 31, 2001. We also recorded and allocated to Genzyme General a charge of $1.0 million ($1.6 million pre-tax) in other comprehensive income (loss) in stockholders' equity in our consolidated balance sheets to reflect the change in value of its interest rate swaps held during the year ended December 31, 2002. At December 31, 2002, our interest rate swaps allocated to Genzyme General had a fair-market value of $(3.9) million as compared to $(2.7) million at December 31, 2001. In the normal course of business, we manage risks associated with foreign exchange rates, interest rates and equity prices through a variety of strategies, including the use of hedging transactions, executed in accordance with our policies. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. Any change in the value of our derivative instruments would be substantially offset by an opposite change in the value of the underlying hedged items. We do not use derivative instruments for trading or speculative purposes.

Research and Development Programs

Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing;
- develop and scale-up manufacturing processes and validate facilities; and
- pursue regulatory approvals.

This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

Below is a brief description of our significant research and development programs that have been allocated to Genzyme General:

Program	Program Description or Indication	Development Status at December 31, 2002	Year of Expected Product Launch
Genzyme General:			
Fabrazyme (agalsidase beta)	Fabry disease	Available in 26 countries worldwide; Biologics License Application (BLA) submitted to the FDA in June 2000; post-marketing phase 4 trial ongoing	2003
Aldurazyme (laronidase)	MPS 1	BLA submitted to the FDA and an MAA submitted to the EMEA in 2002. We incur 50% of the research and development costs of our joint venture with BioMarin	2003
Myozyme enzyme	Pompe disease	Opened enrollment for a new trial in Q1 2003; anticipate beginning a pivotal trial in Q3 2003	2004
Tolevamer toxin binder [1]	*C. difficile* associated diarrhea	Phase 2 trials ongoing	2007
TGF-beta antagonists	Diffuse scleroderma	Phase 1-2 trial ongoing. We incur 55% of the research and development costs incurred under our collaboration with Cambridge Antibody Technology Group	2008

Program	Program Description or Indication	Development Status at December 31, 2002	Year of Expected Product Launch
Genzyme Biosurgery:			
HIF-1α	Angiogenic gene therapy to treat coronary artery disease and peripheral artery disease	Phase 1 clinical trials ongoing	2008 through 2010
Cardiac cell therapy product (for injection)	Tissue regeneration to treat congestive heart failure	Phase 1 clinical trial ongoing in Europe; IND expected to be filed in the U.S. in 2003	2009
Synvisc (Hylan G-F20) [(2)]	Next stage viscosupplementation products to treat osteoarthritis of the knee, hip and other joints	• Preclinical for hip indications in U.S. • Preclinical for knee indications • Preclinical for other joints • Product launched in Europe for hip indications in September 2002	2003 through 2008
Sepra technologies [(2)]	Next stage products to prevent surgical adhesions for various indications	Preclinical; safety and efficacy study ongoing in the U.S. for Hylaform biomaterials	2003 through 2007
Genzyme Molecular Oncology:			
Dendritic/tumor cell fusion vaccines	Multiple cancer indications	Phase 1-2 clinical trials ongoing	2007 through 2009
Melan-A/MART-1 and gp-100 antigen-specific cancer vaccines	Melanoma	Phase 1-2 clinical trials completed	2008 through 2010

The aggregate actual and estimated research and development expense for the Genzyme General, Genzyme Biosurgery and Genzyme Molecular Oncology programs described above is as follows (amounts in millions):

	Genzyme General	Genzyme Biosurgery	Genzyme Molecular Oncology	Total
Costs incurred for the year ended December 31, 2001	$ 78.3	$ 19.8	$ 12.6	$ 110.7
Costs incurred for the year ended December 31, 2002	$ 78.4	$ 27.8	$ 9.6	$ 115.8
Cumulative costs incurred as of December 31, 2002	$ 254.6	$ 98.1	$ 37.9	$ 390.6
Estimated costs to complete as of December 31, 2002	$200.0 to $250.0	$300.0 to $350.0	$125.0 to $175.0	$625.0 to $775.0

(1) *Program acquired in connection with the December 2000 acquisition of GelTex.*

(2) *Includes programs acquired in connection with the December 2000 acquisition of Biomatrix.*

Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially affected.

Liquidity and Capital Resources

At December 31, 2002, we had cash, cash-equivalents, and short- and long-term investments of approximately $1.2 billion, an increase of $73.7 million from December 31, 2001.

Our operating activities generated $219.7 million of cash for the year ended December 31, 2002, as compared to $221.4 million for the year ended December 31, 2001. Net cash provided by operating activities in 2002 was impacted by our net loss of $13.1 million and an $81.9 million increase in working capital primarily due to increases in inventory, offset by:

- $134.0 million of depreciation and amortization, of which $62.5 million resulted from the depreciation of property, plant and equipment and $71.5 million resulted from the amortization of intangible assets, including intangible assets acquired in connection

with our acquisitions of GelTex, Biomatrix, Wyntek and Focal;

- $22.9 million of charges for impaired assets, of which $14.0 million is related to the write-off of engineering costs related to the suspended development of a manufacturing facility in Framingham, Massachusetts and $9.0 million is related to the manufacturing capacity no longer required at our HA plant in England;
- $16.9 million from the equity in net losses of unconsolidated affiliates;
- $14.5 million from the loss on investments in equity securities; and
- $98.3 million for the cumulative effect of a change in accounting for goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of SFAS No. 142.

Our investing activities utilized $159.2 million of cash in 2002 as compared to $739.6 million in 2001, primarily due to:

- $225.4 million to fund purchases of property, plant and equipment, of which $123.0 million resulted from expansion of our manufacturing facilities in Ireland, the United Kingdom and Belgium, $25.9 million resulted from our manufacturing capacity expansion in the U.S. and $76.5 million representing an aggregate of other manufacturing, research and development and administrative capital manufacturing relocations, expansions and rehabilitations worldwide;
- $25.3 million to fund our joint ventures in 2002 as compared to $39.7 million in 2001; and
- $7.0 million of cash drawn on a senior secured promissory note by a collaborator.

Net cash used by investing activities in 2002 was offset by $92.6 million of cash provided by the net purchases, sales, and maturities of investments and investments in equity securities.

In July 2002, together with BioMarin, we submitted the final portion of the "rolling" BLA for Aldurazyme enzyme to the FDA. As part of the BLA submission, we formally requested and were granted priority review, which is an FDA procedure generally reserved for products that address an unmet medical need. We expect an action by the FDA regarding our application to market Aldurazyme enzyme by April 30, 2003. Pursuant to the terms of our joint venture agreement with BioMarin for the development and commercialization of Aldurazyme enzyme, we are obligated to pay BioMarin a $12.1 million milestone payment upon receipt of FDA approval of the Aldurazyme enzyme BLA.

In May 2002, we restructured our collaboration agreement with Dyax for the development of the kallikrein inhibitor DX-88 and increased the line of credit we extended to Dyax from $3.0 million to $7.0 million. In connection with the increase, Dyax issued a senior secured promissory note in the principal amount of $7.0 million to us under which it can request periodic advances of not less than $250,000 in principal, subject to certain conditions. Advances under this note bear interest at the prime rate plus 2%, which was 6.3% at December 31, 2002, and are due, together with any accrued but unpaid interest, in May 2005. As of December 31, 2002, Dyax had drawn $7.0 million under the note, which we recorded as a note receivable-related party in our consolidated balance sheet and the combined balance sheet of Genzyme General. Dyax is considered a related party because the chairman and chief executive officer of Dyax is a member of our board of directors. Pursuant to the terms of the note, we are not obligated to make advances in excess of $1.5 million during any calendar quarter.

Our financing activities provided $76.7 million of net cash in 2002 as compared to $529.7 million in 2001, primarily due to:

- $31.9 million of proceeds from the issuance of common stock under our stock plans and resulting from the exercise of stock purchase rights and warrants; and
- $50.0 million drawn under our revolving credit facility.

Financing activities used $2.4 million to repay bank overdrafts and $7.8 million to repay the current portions of long-term debt and long-term capital leases obligations, of which $5.1 million represents payment of the outstanding principal balance due under the notes payable we assumed in connection with our acquisition of GelTex in December 2000.

During 2002, we drew down $50.0 million under our $350.0 million revolving credit facility all of which matures in December 2003, and allocated the proceeds to Genzyme Biosurgery. At December 31, 2002, $284.0 million had been drawn down and remained outstanding under our revolving credit facility, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin, which was, in the aggregate, 2.5% at December 31, 2002. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance. We intend to refinance our revolving credit facility during 2003.

As of December 31, 2002, we had committed to make the following payments under contractual obligations:

(Amounts in millions)	Payments Due by Period						
Contractual Obligations	**Total**	2003	2004	2005	2006	2007	After 2007
Long-term debt	**$ 869.0**	$294.0 [1]	$ –	$ –	$575.0 [2]	$ –	$ –
Capital lease obligations [3]	**171.1**	6.4	10.7	35.7	8.5	8.5	101.3
Operating leases [4]	**214.7**	32.7	27.7	20.6	13.6	10.5	109.6
Unconditional purchase obligations	**160.6**	39.7	17.6	17.9	22.5	28.2	34.7
Capital commitments [5]	**41.7**	41.7	–	–	–	–	–
Research and development agreements [6]	**100.3**	54.8	10.0	11.5	11.5	12.5	–
Total contractual obligations	**$1,557.4**	$469.3	$66.0	$85.7	$631.1	$59.7	$245.6

(1) *Includes $284.0 million of debt drawn under our revolving credit facility, which matures in December 2003, and $10.0 million in principal under a 6.9% convertible subordinate note in favor of UBS Warburg LLC that matures in May 2003 and is convertible into shares of Biosurgery Stock.*

(2) *Consists of $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which are convertible into shares of Genzyme General Stock. Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. The redemption price would be 100.75% of the principal amount if redeemed from May 20, 2004 through May 14, 2005, and 100% of the principal amount thereafter.*

(3) *In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in the second half of 2003 and the value of the building and related obligation will be recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General when we begin to occupy the space. We have included estimated payments for this lease in the capital lease schedule above. The lease term is for 15 years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.*

(4) *In July 2002, we entered into an agreement to lease 61,101 square feet of additional office space in Cambridge, Massachusetts. We allocate the future minimum payments due under this lease 50% to Genzyme General and 50% to Genzyme Biosurgery based upon our current assessment of the long-term occupancy ratio for this location. The term of the lease is seven years with rent payable monthly in advance commencing October 1, 2002. Remaining fixed rent payments during the term of the lease totaling approximately $14.5 million are included in the operating lease schedule above. Pursuant to the terms of the lease, we are obligated to pay, in addition to yearly fixed rent, our pro rata share of the landlord's operating costs and the real estate taxes for the property in excess of the landlord's operating costs and real estate taxes for 2002. In addition, the landlord will charge us for direct use of electricity at cost. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms with rent equal to the greater of the current base rent or 95% of fair market value. The lease also provides three options to lease a total of 45,577 square feet of additional space at the property and first offer options on additional space that becomes available in the building.*

In May 2002, we entered into an agreement to lease an 85,808 square foot building and related parking area in Westborough, Massachusetts for our genetic testing business. We allocate 100% of the future minimum payments due under this lease to Genzyme General. The term of the lease is ten years with rent payable in advance commencing August 1, 2002. Remaining fixed rent payments during the term of the lease totaling approximately $10.4 million are included in the operating lease schedule above. Pursuant to the terms of the net lease agreement, we are obligated to pay, in addition to yearly fixed rent, the taxes, betterment assessments, insurance costs, utility charges, base operating costs and certain other expenses related to the property under lease. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms and a one-time option, exercisable during the first five years of the lease, to purchase the land and building under lease.

(5) *Consists of contractual commitments to vendors that we have entered into as of December 31, 2002 for construction of our outstanding capital projects. Our estimated cost of completion for assets under construction as of December 31, 2002 is $271.5 million, as follows (amounts in millions):*

Location	Cost to Complete at December 31, 2002
Geel, Belgium	$107.8
Waterford, Ireland	86.3
Cambridge, Massachusetts, U.S.	38.0
Allston, Massachusetts, U.S.	14.8
Others – U.S.	17.0
Others – U.K & Switzerland	7.6
Total estimated cost to complete	$271.5

(6) *From time to time, we enter into agreements with third parties to obtain access to scientific expertise or technology that we do not already have. These agreements frequently require that we pay our licensor or collaborator a technology access fee, milestone payments upon the occurrence of certain events, and/or royalties on sales of products that infringe the licensed technology or arise out of the collaborative research. In addition, these agreements may call for us to fund research activities not being performed by us. The amounts indicated on the research and development agreements line of the contractual obligations table above represent committed funding obligations to our key collaborators under our significant development programs. Should we terminate any of our license or collaboration agreements, the funding commitments contained within them would expire. In addition, the actual amounts that we pay our licensors and collaborators will depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the Patent & Trademark Office, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, and other factors described under the heading "Factors Affecting Future Operating Results" below.*

We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive operating cash flow, we intend to use substantial portions of our available cash for:

- product development and marketing;
- expanding existing and constructing new facilities;
- expanding staff;
- working capital including satisfaction of our obligations under capital and operating leases; and
- strategic business initiatives.

Our cash reserves will be further reduced to pay interest on the $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which may be converted into shares of Genzyme General Stock and to pay the $10.0 million outstanding principal balance and accrued interest for our 6.9% convertible subordinated note due May 2003, which may be converted into shares of Biosurgery Stock. If we use cash to pay or redeem any of this debt, including principal and interest due on it, our cash reserves will be diminished.

To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

Related Party Relationships

			Officer & Director Ownership in and Compensation from Related Entity		
Company	Affiliation with Genzyme	Officer & Director Relationships	Stock Shares	Stock Options	2002 Compensation
ABIOMED, Inc.	Cost method investment	Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a director of ABIOMED	–	65,000	$ 19,996
BioMarin Pharmaceutical, Inc.	• Cost method investment • Joint venture partner with Biomarin/Genzyme LLC	None	–	–	–
Cambridge Antibody Technology Group plc	• Cost method investment • Collaboration partner	None	–	–	–
Dyax Corporation	• Cost method investment • Collaboration partner	• Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a former strategic advisory committee member	–	2,649	–
		• Henry Blair, Genzyme director and co-founder, is the Chairman, President and Chief Executive Officer of Dyax	671,121	322,300	$559,782
		• Constantine Anagnostopoulos, Genzyme director, is also a director of Dyax	13,565	41,060	$ 19,875
		• Charles Cooney, Genzyme director, is a former strategic advisory committee member	–	18,255	–
		• Peter Wirth, Genzyme officer, is a former strategic advisory committee member	7,335	2,445	–
GTC	Cost method investment	• Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a former director of GTC	9,500	50,500	–
		• Henry Blair, Genzyme director and co-founder, is a former director of GTC	1,000	35,500	$ 10,500
		• Charles Cooney, Genzyme director, is a member of the strategic advisory board for GTC	–	1,000	$ 15,000
		• James Geraghty, Genzyme officer, is a director of GTC	50,791	157,103	$ 23,300

Company	Affiliation with Genzyme	Officer & Director Relationships	Officer & Director Ownership in and Compensation from Related Entity		
			Stock Shares	Stock Options	2002 Compensation
		• Richard Douglas, Genzyme officer, owns 180 shares of GTC common stock	180	–	–
Healthcare Ventures, L.P.	Cost method investment	None	–	–	–
Oxford Bioscience Partners IV, L.P.	Cost method investment	Peter Wirth, Genzyme officer, is a limited partner in the MRNA Fund II, L.P.	–	–	–
MPM BioVentures III, Q.P., L.P.	Cost method investment	None	–	–	–
Myosix SA	• Consolidated investment • Collaboration partner	James Geraghty, Genzyme officer, is a director of Myosix	–	–	–
Peptimmune	Wholly-owned, consolidated subsidiary of Genzyme [(1)]	• Robert J. Carpenter, Genzyme director, is the Chairman, President and Chief Executive Officer of Peptimmune, Inc.	–	200,000	$46,333
		• G. Jan van Heek, Genzyme officer, is a consultant to Peptimmune, Inc.	–	30,000	–
Pharming Group N.V.	Cost method investment	None	–	–	–
ProQuest Investments II, L.P.	Cost method investment	None	–	–	–
Targeted Genetics Corporation	Cost method investment	None	–	–	–
ViaCell, Inc.	Cost method investment	G. Jan van Heek; Genzyme officer, is a director of ViaCell	–	5,000	Elected to receive shares of ViaCell stock in lieu of cash compensation (number of shares to be determined in September 2003)
Wyeth Laboratories, Inc.	Distributor	Zoltan Csimma, Genzyme officer, is a former employee of Wyeth	1,444	106,350	–

[(1)] *On March 4, 2003, our investment in Peptimmune decreased to approximately 10% resulting from the sale by Peptimmune of additional shares of its preferred stock.*

New Accounting Pronouncements

Accounting for Asset Retirement Obligations. In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 will be effective for our fiscal year ending December 31, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on our consolidated or combined financial statements.

Costs Associated with Exit or Disposal Activities. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. We will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002 as required by the standard.

Guarantees. In November 2002, the FASB issued FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34." FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations

under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued or modified, beginning with periods ending after December 15, 2002. We have applied the disclosure provisions of FIN 45 as of December 31, 2002, as required (see Note O., "Commitments and Contingencies," to our consolidated financial statements). The adoption of FIN 45 did not have a material effect on our consolidated financial statements for the year ended December 31, 2002.

- *Consolidation of Variable Interest Entities.* In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". FIN 46 clarifies the application of Accounting Research Bulletin, or ARB, No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing variable interest entities in the interim period beginning after June 15, 2003.
- *Stock-Based Compensation.* On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for those companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. We have not adopted the fair value method of accounting for stock-based compensation and will continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

Market Risk

We are exposed to potential loss from exposure to market risks represented principally by changes in interest rates, foreign exchange rates, and equity prices. At December 31, 2002, we held various derivative contracts in the form of foreign exchange forwards and interest rate swaps. The derivatives contain no leverage or option features. We also held a number of other financial instruments, including investments in marketable securities, and had balances outstanding under several debt securities.

Interest Rate Risk

We are exposed to potential loss due to changes in interest rates. The principal interest rate exposure is to changes in domestic interest rates. Investments with interest rate risk include short-term deposits with financial institutions, and short-term and long-term investments in debt instruments. Debt with interest rate risk includes fixed rate convertible debt and borrowings under credit facilities. To estimate the potential loss due to changes in interest rates, we performed a sensitivity analysis for a one-day horizon. In order to estimate the potential loss, we used an adverse change in interest rates of 100 basis points across the yield curve at year-end. We used the following assumptions in preparing the sensitivity analysis:

- convertibles that are "in-the-money" at year end are considered equity securities and are excluded;
- convertibles that are "out-of-the-money" at year end are treated as fixed rate debt securities and we assumed we will repay the principal amount in full at maturity and we have measured the time value with the embedded equity options; and
- financial instruments contain no other call or leverage features material to our analysis.

On this basis, we estimate the potential loss in fair value from changes in interest rates to be $4.6 million, virtually all of which is attributable to Genzyme General. The variance in interest rate risk is attributable to a similar debt portfolio with a slight change in portfolio structure. The estimate of potential loss does not include a separate determination of potential losses due to changes in credit spreads. Our investments are investment grade securities and deposits are with investment grade financial institutions. We believe that the realization of losses due to changes in credit spreads is unlikely. The potential loss estimated above on all market risk sensitive instruments reflects a fair value loss on debt offset by a fair value loss on assets. We expect to hold our debt to maturity or conversion, whichever is sooner. Therefore, the realization of the potential loss on debt obligations is unlikely.

Foreign Exchange Risk

As a result of our worldwide operations, we may face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro and its component currencies, British pounds and Japanese yen. These exposures are reflected in market risk sensitive instruments, including foreign currency receivables and payables and foreign exchange forward contracts.

During 2002, our risk management strategy for foreign exchange exposure periodically included the use of forward contracts. As of December 31, 2002, we estimate the potential loss in fair value of the forward contracts due to a 10% change in exchange rates to be $3.2 million, virtually all of which is attributable to Genzyme General.

Equity Price Risk

We hold investments in a limited number of domestic and European equity securities, substantially all of which are allocated to Genzyme General. We estimate the potential loss in fair value due to a 10% decrease in equity prices of marketable securities held at year-end to be $2.0 million. This estimate assumes no change in foreign exchange rates from year-end spot rates and excludes any potential risk associated with securities that do not have readily determinable market value.

Factors Affecting Future Operating Results

The future operating results of Genzyme Corporation and its subsidiaries could differ materially from the results described above due to the following risks and uncertainties, which relate to us generally and affect all of our operating divisions.

A reduction in revenue from sales of products that treat Gaucher disease would have an adverse effect on our business.

We generate a significant portion of our product revenue from sales of enzyme-replacement products for patients with Gaucher disease. We entered this market in 1991 with Ceredase® enzyme. Because production of Ceredase enzyme was subject to supply constraints, we developed Cerezyme enzyme, a recombinant form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme enzyme, scientists engineer Chinese hamster ovary cells to produce human beta glucocerebrosidase. We stopped producing Ceredase enzyme, except for small quantities, during 1998, after substantially all the patients who previously used Ceredase enzyme converted to Cerezyme enzyme. Sales of Ceredase enzyme and Cerezyme enzyme totaled $619.2 million for the year ended December 31, 2002, representing approximately 47% of our consolidated revenues for that year.

Because our business is highly dependent on Cerezyme enzyme, a decline in the growth rate of Cerezyme enzyme sales could have an adverse effect on our operations and may cause the value of our securities to decline substantially. We will lose revenues from Cerezyme enzyme if competitors develop alternative treatments for Gaucher disease and these alternative products gain commercial acceptance.

Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. OGS, for example, is developing Zavesca, a small molecule drug candidate for the treatment of Gaucher disease. Zavesca has been granted orphan drug status in the United States for treatment of Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Gaucher disease. In July 2002, the FDA issued a "non-approvable" letter to OGS in response to its NDA for Zavesca; in November 2002, however, the agency agreed to examine additional data in support of that NDA. Also in November 2002, the European Commission approved OGS's MAA for Zavesca as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. OGS is required to submit follow-up safety data on the product as a condition of such approval. In January 2003, a licensee of OGS submitted an application for approval of Zavesca with the Israeli Ministry of Health.

Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

In addition, the patient population with Gaucher disease is limited. Because a significant percentage of that population already uses Cerezyme enzyme, opportunities for future sales growth are limited. Further, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme enzyme with other therapeutic products or reduce the amount of Cerezyme enzyme prescribed, could result in a decline in Cerezyme enzyme sales.

Our future earnings growth will depend on our ability to increase sales of Renagel phosphate binder.

We currently market Renagel phosphate binder, a non-absorbed phosphate binder, which has been approved for use by patients with end-stage renal disease undergoing a form of treatment known as hemodialysis. We are currently conducting additional clinical trials in order to determine the efficacy and safety of Renagel phosphate binder when administered to pre-dialysis patients. Our ability to increase sales of Renagel phosphate binder will depend on a number of factors, including:

- acceptance by the medical community of Renagel phosphate binder over calcium-based phosphorous

binders as the preferred treatment for elevated serum phosphorous levels in dialysis patients;

- our ability to effectively manage wholesaler inventories and maintain inventory management programs;
- the level of compliance with inventory management arrangements with wholesalers;
- our ability to optimize dosing and improve patient compliance with respect to Renagel phosphate binder;
- our ability to expand manufacturing capacity;
- our ability to manufacture Renagel phosphate binder in sufficient quantities to meet demand;
- the results of additional clinical trials for additional indications and expanded labeling;
- the availability of competing treatments serving the dialysis market;
- our ability to manufacture Renagel phosphate binder at a reasonable price;
- the effectiveness of our sales force;
- the content and timing of our submissions to and decisions by regulatory authorities;
- the availability of reimbursement from third-party payors, and the extent of coverage; and
- the accuracy of available information about dialysis patient populations and the accuracy of our expectations about growth in this population.

Government regulation imposes significant costs and restrictions on the development and commercialization of our products and services.

Our success will depend on our ability to satisfy regulatory requirements. We may not receive required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the FDA and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a company like Genzyme can first sell a product or may limit how a consumer may use a product or service or may adversely impact third-party reimbursement. A company's failure to comply with applicable regulatory approval requirements may lead regulatory authorities to take action against the company, including:

- issuing warning letters;
- issuing fines and other civil penalties;
- suspending regulatory approvals;
- refusing approval of pending applications or supplements to approved applications;
- suspending product sales in the United States and/or exports from the United States;
- recalling products; and
- seizing products.

Furthermore, therapies that have received regulatory approval for commercial sale may continue to face regulatory difficulties. The FDA and comparable foreign regulatory agencies, for example, may require post-marketing clinical trials or patient outcome studies. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy, the therapy's manufacturer or the facility used to produce the therapy could prompt a regulatory authority to impose restrictions on the therapy, manufacturer or facility, including withdrawal of the therapy from the market.

Legislative changes may adversely impact our business.

The FDA has designated some of our products as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of the drug. If the Orphan Drug Act is amended in this manner, any drugs for which we have been granted exclusive marketing rights under the Orphan Drug Act will face increased competition, which may decrease the amount of revenue we receive from these products. In addition, the U.S. government has shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely affect:

- the pricing of therapeutic products and medical devices in the United States or internationally; and
- the amount of reimbursement available from governmental agencies or other third-party payors.

If the U.S. government significantly reduces the amount we may charge for our products, or the amount of reimbursement available for purchases of our products declines, our future revenues may decline and we may need to revise our research and development programs.

The development of our products involves a lengthy and complex process, and we may be unable to commercialize any of the products we are currently developing.

Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;

- undertake preclinical and clinical testing;
- develop and scale-up manufacturing processes; and
- pursue regulatory approvals.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

- failure of the product in preclinical studies;
- clinical trial data that is insufficient to support the safety or effectiveness of the product;
- our inability to manufacture sufficient quantities of product for development or commercialization activities in a timely and cost-efficient manner; or
- our failure to obtain the required regulatory approvals.

For these reasons, and others, we may not successfully commercialize any of the products we are currently developing.

Any marketable products that we develop may not be commercially successful.

Even if we obtain regulatory approval for any of our development-stage products, those products may not be accepted by the market or approved for reimbursement by third-party payors. A number of factors may affect the rate and level of market acceptance of these products, including:

- regulation by the FDA and other government authorities;
- market acceptance by doctors and hospital administrators;
- the effectiveness of our sales force and our distributors;
- the effectiveness of our production and marketing capabilities;
- the success of competitive products; and
- the availability and extent of reimbursement from third-party payors.

If our products fail to achieve market acceptance, our profitability and financial condition will suffer.

We will require significant additional financing, which may not be available or available on terms favorable to us.

As of December 31, 2002, we had approximately $1.2 billion in cash, cash equivalents and short and long-term investments, excluding investments in equity securities. We intend to use substantial portions of our available cash for:

- product development and marketing;
- expanding existing and constructing new facilities;
- expanding staff;
- working capital, including satisfaction of our obligations under capital and operating leases; and
- strategic business initiatives.

We may further reduce available cash reserves to pay principal and interest on the following debt:

- $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, the entire amount of which is allocated to Genzyme General. These debentures may be converted into shares of Genzyme General Stock. Holders of debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of purchase;
- $284.0 million in principal under our revolving credit facility with a syndicate of commercial banks, all of which is allocated to Genzyme Biosurgery and which is due in December 2003; and
- $10.0 million in principal under our 6.9% convertible subordinated note in favor of UBS Warburg LLC, the entire amount of which is allocated to Genzyme Biosurgery. This note matures in May 2003 and is convertible into shares of Biosurgery Stock.

If we use cash to pay or redeem all or a portion of this debt, including the principal and interest due on it, our cash reserves will be diminished.

To satisfy these and other commitments, we may have to obtain additional financing. We may be unable to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

We may fail to adequately protect our proprietary technology, which would allow competitors or others to take advantage of our research and development efforts.

Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain adequate intellectual property protections, we may not be able to prevent third parties from using our proprietary technologies. Our currently pending or future patent applications may not result in issued patents. In the United States, patent applications are confidential until patents issue, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over any patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could revoke our patents or limit the scope of coverage for those patents.

The U.S. Patent and Trademark Office, commonly referred to as the USPTO, and the courts have not consistently treated the breadth of claims allowed

in biotechnology patents. If the USPTO or the courts begin to allow broader claims, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if the USPTO or the courts begin to allow narrower claims, the value of our proprietary rights may be limited. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We protect this information with reasonable security measures, including the use of confidentiality agreements with our employees, consultants and corporate collaborators. It is possible that these individuals will breach these agreements and that any remedies for a breach will be insufficient to allow us to recover our costs. Furthermore, our trade secrets, know-how and other technology may otherwise become known or be independently discovered by our competitors.

We may be required to license technology from competitors or others in order to develop and commercialize some of our products and services, and it is uncertain whether these licenses will be available.
Third-party patents may cover some of the products or services that we or our strategic partners are developing or testing. For example, the USPTO has issued several patents generally relating to human recombinant alpha-L-iduronidase, the enzyme on which Aldurazyme enzyme is based. These patents are owned or controlled by one of our competitors. We believe that these patents do not validly cover the manufacture, use or sale of Aldurazyme enzyme. In addition, we are aware of a recently-issued United States patent owned by Columbia University relating to the manufacture of recombinant proteins in CHO cells. While we are currently licensed under that patent, we are evaluating its validity to determine whether we will be required to maintain that license and pay the associated royalty in order to manufacture certain of our enzyme replacement therapies.

A United States patent is entitled to a presumption of validity, and we cannot guarantee that, if we were to elect to challenge the validity of such a patent, we would be successful in doing so. In addition, even if we are successful in challenging the validity of a patent, the challenge itself may be expensive and require significant management attention.

To the extent valid third party patent rights cover our products or services, we or our strategic collaborators would be required to obtain licenses from the holders of these patents in order to use, manufacture or sell these products and services, and payments under these licenses may reduce our revenue from these products. Furthermore, we may not be able to obtain these licenses on acceptable terms or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside of a patent, we may be unable to effectively market some of our products and services, which could limit our profitability.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.
A third party may sue us or one of our strategic collaborators for infringing the third-party's patent rights. Likewise, we or one of our strategic collaborators may need to resort to litigation to enforce patent rights or to determine the scope and validity of third-party proprietary rights. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

- pay monetary damages;
- stop commercial activities relating to the affected products or services;
- obtain a license in order to continue manufacturing or marketing the affected products or services; or
- compete in the market with a substantially similar product.

Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue some of our operations. In addition, a court may require that we pay expenses or damages and litigation could disrupt our commercial activities.

We may be liable for product liability claims not covered by insurance.
Individuals who use our products or services, including those we acquire in business combinations, may bring product liability claims against us or our subsidiaries. While we have taken, and continue to take, what we believe are appropriate precautions, we may be unable to avoid significant liability exposure. We have only limited amounts of product liability insurance, which may not provide sufficient coverage against any product liability claims. We may be unable to obtain additional insurance in the future, or we may be unable to do so on acceptable terms. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

- diversion of management's time and attention;
- expenditure of large amounts of cash on legal fees, expenses and payment of damages;
- decreased demand for our products and services; and
- injury to our reputation.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capabilities or marketing position.

The human healthcare products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than we have. Our future success will depend on our ability to effectively develop and market our products against those of our competitors. For instance, we are seeking orphan drug designation for some of our products that are still in development or are currently being reviewed by the FDA for marketing approval, including Fabrazyme enzyme for the treatment of Fabry disease. We are aware of other companies developing products for the treatment of Fabry disease. Transkaryotic Therapies, Inc. also has an application for marketing approval for its product pending before the FDA, which was originally filed shortly before we submitted our application for Fabrazyme enzyme. If Transkaryotic Therapies or any other company receives FDA approval for a Fabry disease therapy with orphan drug designation before we receive FDA approval for Fabrazyme enzyme, the Orphan Drug Act may preclude us from selling Fabrazyme enzyme in the United States for up to seven years. Both Genzyme and Transkaryotic Therapies received EMEA approval for their respective Fabry disease therapies, and were granted the European equivalent of orphan drug designation in the European Union for up to ten years. If our products receive marketing approval, but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

If we are unable to keep up with rapid technological changes, our products or services may become obsolete.

The field of biotechnology is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products or services obsolete. For example, some of our competitors may develop a product to treat Gaucher disease that is more effective or less expensive than Cerezyme enzyme. If we cannot compete effectively in the marketplace, our profitability and financial position will suffer.

If we fail to obtain adequate levels of reimbursement for our products from third-party payors, the commercial potential of our products will be significantly limited.

A substantial portion of our revenue comes from payments by third-party payors, including government health administration authorities and private health insurers. As a result of the trend toward managed healthcare in the United States, as well as legislative proposals to reduce payments under government insurance programs, third-party payors are increasingly attempting to contain healthcare costs by:

- challenging the prices charged for healthcare products and services;
- limiting both coverage and the amount of reimbursement for new therapeutic products;
- shifting payments for products and services through co-pays, coinsurance and other risk sharing arrangements;
- denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third-party payors; and
- refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

Government and other third-party payors may not provide adequate insurance coverage or reimbursement for our products and services, which could impair our financial results. In addition, third-party payors may not reimburse patients for newly approved healthcare products, which could decrease demand for our products. Furthermore, Congress occasionally has discussed implementing broad-based measures to contain healthcare costs. It is possible that Congress will enact legislation specifically designed to contain healthcare costs. If third-party reimbursement is inadequate to allow us to recover our costs or if Congress passes legislation to contain healthcare costs, our profitability and financial condition will suffer.

Changes in the economic, political, legal and business environments in the foreign countries in which we do business could cause our international sales and operations, which account for a significant percentage of our consolidated net sales, to be limited or disrupted.

Our international operations accounted for approximately 40% of our consolidated revenues for the year ended December 31, 2002. We expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in the United Kingdom, the European Union, Latin America and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

- economic problems that disrupt foreign healthcare payment systems;
- fluctuations in currency exchange rates;
- the imposition of governmental controls;
- less favorable intellectual property or other applicable laws;

- the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;
- import and export license requirements;
- political instability;
- terrorist activities;
- trade restrictions;
- changes in tariffs;
- difficulties in staffing and managing international operations; and
- longer payment cycles.

A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations on our future operating results.

Several anti-takeover provisions may deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control.

Provisions of Massachusetts law and our charter, by-laws and shareholder rights plan could delay or prevent a change in control of Genzyme or a change in our management. Our tracking stock structure may also deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would have to obtain control of the entire corporation. In addition, our board of directors may, in its sole discretion:

- exchange shares of Molecular Oncology Stock or Biosurgery Stock for Genzyme General Stock at a 30% premium over the market value of the exchanged shares; and
- issue shares of undesignated preferred stock from time to time in one or more series.

Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

Subsequent Events

Fabrazyme Enzyme

Following the submission of additional information that was requested by the FDA, the Endocrinologic and Metabolic Drugs Advisory Committee of the FDA met in January 2003 to review our BLA for Fabrazyme enzyme. While this advisory panel was not asked by the FDA to vote on whether to approve the product, the panel affirmed, by a vote of 14-1, that the primary endpoint studied in our Phase 3 trial for Fabrazyme enzyme was an appropriate surrogate marker for purposes of accelerated approval. The FDA will review the advisory panel's input and make a determination about the next steps for marketing approval of Fabrazyme enzyme in the U.S. We expect formal FDA action by the end of April 2003.

Aldurazyme Enzyme

The Endocrinologic and Metabolic Drugs Advisory Committee of the FDA met in January 2003 to review our BLA for Aldurazyme enzyme. While the FDA did not ask the advisory panel to vote on whether or not to recommend Aldurazyme enzyme's approval, the panel voted unanimously that the Phase 3 trial of Aldurazyme we conducted with BioMarin showed a meaningful treatment effect in each of two primary endpoints. Later in that month, the FDA issued a complete response letter to BioMarin and Genzyme which noted that the data submitted in the BLA supported the safety and efficacy of enzyme and that additional clinical data was not required to be submitted. The letter did request, however, additional information on post-marketing commitments, final product labeling, and completion of the manufacturing inspection process. This information has been submitted to the FDA. The FDA has set April 30, 2003 as the formal action date by which it will respond to the BLA for Aldurazyme enzyme. In addition, the CPMP of the European Union issued a positive opinion on the MAA for Aldurazyme enzyme in February 2003. This non-binding opinion has been forwarded to the EMEA for consideration, and a final determination is expected later in 2003 regarding the marketing and sale of Aldurazyme enzyme in the European Union for treating the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease.

Consolidated Statements of Operations

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Revenues:			
Net product sales	**$1,199,617**	$1,110,254	$811,897
Net service sales	**114,493**	98,370	84,482
Revenues from research and development contracts:			
Related parties	**2,747**	3,279	509
Other	**12,615**	11,727	6,432
Total revenues	**1,329,472**	1,223,630	903,320
Operating costs and expenses:			
Cost of products sold	**309,634**	307,425	232,383
Cost of services sold	**66,575**	56,173	50,177
Selling, general and administrative	**438,035**	424,640	264,551
Research and development (including research and development related to contracts)	**308,487**	264,004	169,478
Amortization of intangibles	**70,278**	121,124	22,974
Purchase of in-process research and development	**1,879**	95,568	200,191
Charge for impaired assets	**22,944**	–	4,321
Total operating costs and expenses	**1,217,832**	1,268,934	944,075
Operating income (loss)	**111,640**	(45,304)	(40,755)
Other income (expenses):			
Equity in net loss of unconsolidated affiliates	**(16,858)**	(35,681)	(44,965)
Gain on affiliate sale of stock	**-**	212	22,689
Gain (loss) on investments in equity securities	**(14,497)**	(25,996)	15,873
Minority interest in net loss of subsidiary	**-**	2,259	4,625
Loss on sale of product line	**-**	(24,999)	–
Other	**40**	(2,205)	5,188
Investment income	**51,038**	50,504	45,593
Interest expense	**(27,152)**	(37,133)	(15,710)
Total other income (expenses)	**(7,429)**	(73,039)	33,293
Income (loss) before income taxes	**104,211**	(118,343)	(7,462)
(Provision for) benefit from income taxes	**(19,015)**	2,020	(55,478)
Net income (loss) before cumulative effect of change in accounting for goodwill and derivative financial instruments	**$ 85,196**	$ (116,323)	$ (62,940)
Cumulative effect of change in accounting for goodwill	**(98,270)**	–	–
Cumulative effect of change in accounting for derivative financial instruments, net of tax	**-**	4,167	–
Net loss	**$ (13,074)**	$ (112,156)	$ (62,940)
Comprehensive income (loss), net of tax:			
Net loss	**$ (13,074)**	$ (112,156)	$ (62,940)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**80,191**	(6,003)	(14,569)
Additional minimum pension liability, net of tax	**(2,529)**	–	–
Unrealized losses on interest rate swap contracts, net of tax	**(1,035)**	(943)	–
Unrealized gains (losses) on securities:			
Unrealized gains (losses) arising during the period, net	**(29,703)**	(10,577)	9,876
Reclassification adjustment for (gains) losses included in net income (loss)	**9,565**	16,429	3,788
Unrealized gains (losses) on securities, net	**(20,138)**	5,852	13,664
Other comprehensive income (loss)	**56,489**	(1,094)	(905)
Comprehensive income (loss)	**$ 43,415**	$ (113,250)	$ (63,845)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations (continued)

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2002	2001	2000
Net income (loss) per share:			
Allocated to Genzyme General Stock:			
Genzyme General net income before cumulative effect of change in accounting for derivative financial instruments	**$ 150,731**	$ 3,879	$ 85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax	**–**	4,167	–
Genzyme General net income	**150,731**	8,046	85,956
Tax benefit allocated from Genzyme Biosurgery	**18,508**	24,593	28,023
Tax benefit allocated from Genzyme Molecular Oncology	**9,287**	11,904	7,476
Net income allocated to Genzyme General Stock	**$ 178,526**	$ 44,543	$121,455
Net income per share of Genzyme General Stock:			
Basic:			
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.83**	$ 0.20	$ 0.71
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	**–**	0.02	–
Net income per share allocated to Genzyme General Stock	**$ 0.83**	$ 0.22	$ 0.71
Diluted:			
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.81**	$ 0.19	$ 0.68
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	**–**	0.02	–
Net income per share allocated to Genzyme General Stock	**$ 0.81**	$ 0.21	$ 0.68
Weighted average shares outstanding:			
Basic	**214,038**	202,221	172,263
Diluted	**219,388**	211,176	179,366
Allocated to Biosurgery Stock:			
Genzyme Biosurgery net loss before cumulative effect of change in accounting for goodwill	**$ (79,322)**	$(145,170)	$ (87,636)
Cumulative effect of change in accounting for goodwill	**(98,270)**	–	–
Genzyme Biosurgery net loss	**(177,592)**	(145,170)	(87,636)
Allocated tax benefit	**9,706**	18,189	448
Net loss allocated to Biosurgery Stock	**$(167,886)**	$(126,981)	$ (87,188)
Net loss per share of Biosurgery Stock – basic and diluted:			
Net loss per share before cumulative effect of change in accounting for goodwill	**$ (1.74)**	$ (3.34)	$ (2.40)
Per share cumulative effect of change in accounting for goodwill	**(2.46)**	–	–
Net loss per share of Biosurgery Stock – basic and diluted	**$ (4.20)**	$ (3.34)	$ (2.40)
Weighted average shares outstanding	**39,965**	37,982	36,359
Allocated to Molecular Oncology Stock:			
Net loss	**$ (23,714)**	$ (29,718)	$ (23,096)
Net loss per share of Molecular Oncology Stock – basic and diluted	**$ (1.41)**	$ (1.82)	$ (1.60)
Weighted average shares outstanding	**16,827**	16,350	14,446
Allocated to Surgical Products Stock:			
Net loss			$ (54,748)
Net loss per share of Surgical Products Stock – basic and diluted			$ (3.67)
Weighted average shares outstanding			14,900
Allocated to Tissue Repair Stock:			
Net loss			$ (19,833)
Net loss per share of Tissue Repair Stock – basic and diluted			$ (0.69)
Weighted average shares outstanding			28,716

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(Amounts in thousands, except par value amounts)	December 31, 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	**$ 406,811**	$ 247,011
Short-term investments	**105,992**	66,481
Accounts receivable, net	**287,141**	259,283
Inventories	**238,809**	171,409
Prepaid expenses and other current assets	**45,187**	35,408
Deferred tax assets – current	**105,094**	70,196
Total current assets	**1,189,034**	849,788
Property, plant and equipment, net	**802,448**	635,314
Long-term investments	**682,201**	807,766
Notes receivable – related parties	**11,918**	–
Goodwill, net	**592,075**	697,422
Other intangible assets, net	**734,478**	809,224
Investments in equity securities	**42,945**	88,686
Other noncurrent assets	**27,950**	47,545
Total assets	**$4,083,049**	$3,935,745
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 44,458**	$ 47,860
Accrued expenses	**190,754**	144,740
Income taxes payable	**61,964**	75,944
Deferred revenue	**15,887**	6,700
Current portion of long-term debt, convertible notes and capital lease obligations	**294,737**	7,746
Total current liabilities	**607,800**	282,990
Long-term debt and capital lease obligations	**25,038**	259,809
Convertible notes and debentures	**575,000**	585,000
Deferred tax liabilities	**159,747**	173,126
Other noncurrent liabilities	**17,617**	25,631
Total liabilities	**1,385,202**	1,326,556
Commitments and contingencies (Notes C, J, K, M, O)		
Stockholders' equity:		
Preferred stock, $0.01 par value	**–**	–
Common stock:		
Genzyme General Stock, $0.01 par value	**2,148**	2,132
Biosurgery Stock, $0.01 par value	**405**	395
Molecular Oncology Stock, $0.01 par value	**169**	168
Additional paid-in capital – Genzyme General Stock	**1,810,963**	1,748,196
Additional paid-in capital – Biosurgery Stock	**823,364**	843,544
Additional paid-in capital – Molecular Oncology Stock	**148,799**	148,481
Deferred compensation	**(605)**	(2,377)
Notes receivable from stockholders	**(12,706)**	(13,245)
Accumulated deficit	**(130,968)**	(117,894)
Accumulated other comprehensive income (loss)	**56,278**	(211)
Total stockholders' equity	**2,697,847**	2,609,189
Total liabilities and stockholders' equity	**$4,083,049**	$3,935,745

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Cash Flows from Operating Activities:			
Net loss	**$ (13,074)**	$(112,156)	$ (62,940)
Reconciliation of net loss to net cash provided by operating activities:			
Depreciation and amortization	**134,000**	179,009	57,930
Non-cash compensation expense	**1,335**	10,196	2,185
Provision for bad debts	**8,029**	1,116	4,277
Note received from a collaborator	**-**	–	(10,350)
Write off of note received from a collaborator	**-**	10,159	–
Charges for in-process research and development	**1,879**	95,568	200,191
Charge for impaired assets	**22,944**	–	4,321
Equity in net loss of unconsolidated affiliates	**16,858**	35,681	44,965
Gain on affiliate sale of stock	**-**	(212)	(22,689)
Loss (gain) on investments in equity securities	**14,497**	25,996	(15,873)
Minority interest in net loss of subsidiary	**-**	(2,259)	(4,625)
Deferred income tax provision (benefit)	**10,670**	(58,799)	(6,580)
Loss on sale of product line	**-**	24,999	–
Cumulative effect of change in accounting for goodwill	**98,270**	–	–
Cumulative effect of change in accounting for derivative financial instruments	**-**	(4,167)	–
Other	**6,176**	(1,753)	5,716
Increase (decrease) in cash from working capital changes:			
Accounts receivable	**(18,427)**	(58,385)	(34,064)
Inventories	**(41,651)**	(6,668)	(9,549)
Prepaid expenses and other current assets	**(11,168)**	441	(8,768)
Accounts payable, accrued expenses and deferred revenue	**(5,366)**	30,805	(26,339)
Income taxes payable and tax benefits from stock options	**(5,305)**	51,874	63,607
Cash flows from operating activities	**219,667**	221,445	181,415
Cash Flows from Investing Activities:			
Purchases of investments	**(476,683)**	(978,595)	(553,506)
Sales and maturities of investments	**568,541**	522,400	754,437
Purchases of equity securities	**(4,050)**	(11,138)	(29,102)
Proceeds from sale of equity securities	**4,773**	2,467	33,124
Purchase of property, plant and equipment	**(225,437)**	(184,304)	(79,762)
Sale of property, plant and equipment	**1,994**	1,047	26
Proceeds from sale of product line	**-**	15,862	–
Acquisitions, net of acquired cash	**-**	(74,460)	(643,779)
Investments in unconsolidated affiliates	**(25,260)**	(39,677)	(23,497)
Note received from collaborator	**(7,000)**	–	–
Other	**3,928**	6,763	(8,235)
Cash flows from investing activities	**(159,194)**	(739,635)	(550,294)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (continued)

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Cash Flows from Financing Activities:			
Proceeds from issuance of common stock	**31,898**	91,517	116,181
Proceeds from draw on credit facility	**50,000**	–	–
Proceeds from issuance of debt	**–**	579,062	350,000
Payments of debt and capital lease obligations	**(7,787)**	(156,743)	(5,000)
Bank overdraft	**(2,442)**	8,058	12,306
Payments of notes receivable from stockholders	**974**	2,841	–
Other	**4,007**	4,942	2,076
Cash flows from financing activities	**76,650**	529,677	475,563
Effect of exchange rate changes on cash	**22,677**	(689)	(627)
Increase in cash and cash equivalents	**159,800**	10,798	106,057
Cash and cash equivalents at beginning of period	**247,011**	236,213	130,156
Cash and cash equivalents at end of period	**$406,811**	$ 247,011	$236,213
Supplemental disclosures of cash flows:			
Cash paid during the year for:			
Interest, net of capitalized interest	**$ 24,494**	$ 31,065	$ 13,785
Income taxes	**$ 37,747**	$ 17,504	$ 34,014

Supplemental disclosures of non-cash transactions:

Acquisitions – Note C.

Dispositions of assets – Note D.

Property, Plant and Equipment – Note H.

Investment in Joint Ventures – Note K.

Conversion of 5¼% convertible subordinated notes – Note M.

Conversion of 5% convertible subordinated debentures – Note M.

In conjunction with the acquisitions of Novazyme, Focal, Wyntek, GDP, Biomatrix and GelTex, we assumed the following assets and liabilities:

(Amounts in thousands)	For the years ended December 31, 2001	2000
Fair value of assets acquired	$ 85,675	$ 994,481
Goodwill	47,272	561,896
Acquired in-process research and development	95,568	200,191
Deferred compensation	2,630	10,272
Issuance of common stock and options	(129,392)	(774,458)
Net cash paid for acquisition and acquisition costs	(80,356)	(660,187)
Existing equity investment	(5,488)	–
Liabilities for exit activities and integration	(1,740)	(6,716)
Net deferred tax liability assumed	(4,817)	(246,591)
Net liabilities assumed	$ 9,352	$ 78,888

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(Amounts in thousands)	Shares			Dollars		
	2002	2001	2000	**2002**	2001	2000
Common Stock:						
Genzyme General Stock:						
Balance at beginning of year	**213,179**	191,182	168,704	**$2,132**	$1,912	$1,688
Issuance of Genzyme General Stock under stock plans	**1,621**	5,406	6,706	**16**	54	66
Exercise of warrants and stock purchase rights	**14**	127	–	**–**	1	–
Shares issued for acquisition of GelTex	**–**	–	15,772	**–**	–	158
Shares issued for acquisition of Novazyme	**–**	2,562	–	**–**	26	–
Shares issued in connection with conversion of 5¼% convertible notes	**–**	12,597	–	**–**	126	–
Shares issued in connection with conversion of 5% convertible debentures	**–**	1,305	–	**–**	13	–
Balance at end of year	**214,814**	213,179	191,182	**$2,148**	$2,132	$1,912
Biosurgery Stock:						
Balance at beginning of year	**39,554**	36,398	–	**$ 395**	$ 364	$ –
Issuance of Biosurgery Stock under stock plans	**302**	384	46	**3**	4	–
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	–	9,092	**–**	–	91
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	–	9,679	**–**	–	97
Shares issued in connection with conversion of 5¼% convertible notes	**–**	685	–	**–**	6	–
Shares issued in connection with investment in Myosix	**626**	–	–	**7**	–	–
Shares issued for acquisition of Focal	**–**	2,087	–	**–**	21	–
Shares issued for acquisition of Biomatrix	**–**	–	17,581	**–**	–	176
Balance at end of year	**40,482**	39,554	36,398	**$ 405**	$ 395	$ 364
Molecular Oncology Stock:						
Balance at beginning of year	**16,762**	15,905	13,421	**$ 168**	$ 159	$ 134
Issuance of Molecular Oncology Stock under stock plans	**137**	175	345	**1**	2	4
Sales of Molecular Oncology Stock	**–**	–	2,139	**–**	–	21
Shares issued in connection with conversion of 5¼% convertible notes	**–**	682	–	**–**	7	–
Balance at end of year	**16,899**	16,762	15,905	**$ 169**	$ 168	$ 159
Surgical Products Stock:						
Balance at beginning of year			14,835			$ 148
Issuance of Surgical Products Stock under stock plans			169			2
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery			(15,004)			(150)
Balance at end of year			–			$ –
Tissue Repair Stock:						
Balance at beginning of year			28,504			$ 285
Issuance of Tissue Repair Stock under stock plans			374			4
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery			(28,878)			(289)
Balance at end of year			–			$ –

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity (continued)

(Amounts in thousands)	**2002**	2001	2000
Additional Paid-In Capital:			
Genzyme General Stock:			
Balance at beginning of year	**$1,748,196**	$1,267,427	$ 634,383
Issuance of Genzyme General Stock under stock plans	**30,395**	86,651	85,315
Exercise of warrants and stock purchase rights	**233**	2,290	–
Allocation of cash to Genzyme Biosurgery for Biosurgery designated shares	**–**	(12,000)	–
Allocation to Genzyme Tissue Repair for Tissue Repair designated shares	**–**	–	(9,910)
Allocation of cash to Genzyme Molecular Oncology for Molecular Oncology designated shares	**–**	(4,040)	(15,000)
Allocation of cash to Genzyme Molecular Oncology in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	**–**	(32,000)	–
Payment from Genzyme Biosurgery in connection with transfer of NeuroCell joint venture interest	**27,063**	–	–
Tax benefit from disqualified dispositions	**8,410**	50,176	17,041
Conversion of 5¼% convertible notes	**–**	245,946	–
Conversion of 5% convertible debentures	**–**	21,187	–
Acquisition of Novazyme	**–**	119,572	–
Acquisition of GelTex	**–**	–	554,063
Stock based compensation expense	**–**	–	1,536
Other	**(3,334)**	2,987	(1)
Balance at end of year	**$1,810,963**	$1,748,196	$1,267,427
Biosurgery Stock:			
Balance at beginning of year	**$ 843,544**	$ 823,353	$ –
Issuance of Biosurgery Stock under stock plans	**936**	1,551	298
Allocation of cash from Genzyme General for Biosurgery designated shares	**–**	12,000	–
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	–	377,090
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	–	228,288
Payment to Genzyme General in connection with transfer of NeuroCell joint venture interest	**(27,063)**	–	–
Issuance of Biosurgery Stock in connection with investment in Myosix	**1,581**	–	–
Acquisition of Focal	**–**	9,780	–
Acquisition of Biomatrix	**–**	–	217,719
Other	**4,366**	(3,140)	(42)
Balance at end of year	**$ 823,364**	$ 843,544	$ 823,353
Molecular Oncology Stock:			
Balance at beginning of year	**$ 148,481**	$ 111,484	$ 67,672
Issuance of Molecular Oncology Stock under stock plans	**314**	957	1,829
Allocation of cash from Genzyme General for Molecular Oncology designated shares	**–**	4,040	15,000
Issuance of Molecular Oncology Stock in connection with public offering	**–**	–	26,980
Allocation of cash from Genzyme General in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	**–**	32,000	–
Issuance of Molecular Oncology Stock in connection with conversion of 5¼% convertible notes	**–**	(7)	–
Other	**4**	7	3
Balance at end of year	**$ 148,799**	$ 148,481	$ 111,484
Surgical Products Stock:			
Balance at beginning of year			$ 376,123
Issuance of Surgical Products Stock under stock plans			908
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery			(377,031)
Balance at end of year			$ –

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity (continued)

(Amounts in thousands)	**2002**	2001	2000
Tissue Repair Stock:			
Balance at beginning of year			$ 217,103
Issuance of Tissue Repair Stock under stock plans			794
Issuance of Tissue Repair Stock in connection with research program			289
Allocation of cash from Genzyme General for Tissue Repair designated shares			9,910
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery			(228,096)
Balance at end of year			$ –
Deferred Compensation			
Balance at beginning of year	**$ (2,377)**	$ (9,943)	$ (134)
Deferred compensation associated with GelTex acquisition	**–**	–	(10,206)
Deferred compensation associated with Biomatrix acquisition	**–**	–	(66)
Deferred compensation associated with Novazyme acquisition	**–**	(2,630)	–
Amortization of deferred compensation	**1,335**	10,196	463
Adjustment for terminated employees	**437**	–	–
Balance at end of year	**$ (605)**	$ (2,377)	$ (9,943)
Notes Receivable from Stockholders:			
Balance at beginning of year	**$ (13,245)**	$ (14,760)	$ –
Notes acquired in connection with Biomatrix acquisition	**–**	–	(14,760)
Notes acquired in connection with Focal acquisition	**–**	(367)	–
Notes acquired in connection with Novazyme acquisition	**–**	(1,316)	–
Accrued interest receivable on Biomatrix notes	**(613)**	–	–
Accrued interest receivable on Focal notes	**(9)**	(168)	–
Accrued interest receivable on Novazyme notes	**–**	(16)	–
Payments of Biomatrix notes receivable	**–**	2,769	–
Payments and write-off of Focal notes receivable	**369**	72	–
Payments of notes receivable from Novazyme stockholders	**792**	541	–
Balance at end of year	**$ (12,706)**	$ (13,245)	$ (14,760)
Accumulated Deficit:			
Balance at beginning of year	**$(117,894)**	$ (5,738)	$ 57,202
Net loss	**(13,074)**	(112,156)	(62,940)
Balance at end of year	**$(130,968)**	$(117,894)	$ (5,738)
Accumulated Other Comprehensive Income, Net of Tax:			
Balance at beginning of year	**$ (211)**	$ 883	$ 1,788
Foreign currency translation adjustments	**80,191**	(6,003)	(14,569)
Additional minimum pension liability, net of tax	**(2,529)**	–	–
Change in unrealized gains (losses) on investments and derivatives	**(21,173)**	4,909	13,664
Accumulated other comprehensive income (loss)	**$ 56,278**	$ (211)	$ 883

The accompanying notes are an integral part of these consolidated financial statements.

Note A. Summary of Significant Accounting Policies

Business

We are a biotechnology and human healthcare company that develops innovative products and provides services for significant unmet medical needs. We have three operating divisions:

- Genzyme General, which develops and markets: therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics; renal products, with a focus on products that treat patients suffering from renal diseases, including chronic renal failure; diagnostic products, with a focus on *in vitro* diagnostics; and other products and services, such as genetic testing services and pharmaceutical drug materials;
- Genzyme Biosurgery, which develops and markets biotherapeutic and biomaterial products, with an emphasis on orthopaedics, heart disease and broader surgical applications; and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We currently have three series of common stock designed to reflect the value and track the performance of one of our divisions. We refer to our series of common stock as follows:

- Genzyme General Division Common Stock = "Genzyme General Stock;"
- Genzyme Biosurgery Division Common Stock = "Biosurgery Stock;" and
- Genzyme Molecular Oncology Division Common Stock = "Molecular Oncology Stock."

On December 18, 2000, we acquired Biomatrix and accounted for the acquisition as a purchase. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from the date of acquisition.

In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Stock. Each outstanding share of Genzyme Surgical Products Division common stock, or "Surgical Products Stock," was converted into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Genzyme Tissue Repair Division common stock, or "Tissue Repair Stock," was converted into 0.3352 of a share of Biosurgery Stock. All outstanding options to purchase Surgical Products Stock and Tissue Repair Stock were converted into options to purchase Biosurgery Stock at the applicable conversion rates.

Uncertainties

We are subject to risks and uncertainties common to companies in the biotechnology industry. These risks and uncertainties may affect our future results, and include:

- our ability to successfully complete preclinical and clinical development of our products and services;
- our ability to manufacture sufficient amounts of our products for development and commercialization activities and to do so in a timely and cost-efficient manner;
- our ability to obtain timely regulatory approval of our products and services;
- our ability to obtain and maintain adequate patent and other proprietary rights protection of our products and services and successfully enforce our proprietary rights;
- the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on our ability to commercialize our products and services;
- the content and timing of submissions to and decisions made by the FDA and other regulatory agencies regarding our products, services and facilities;
- our ability to manage inventories of our products;
- our ability to maintain adequate insurance coverage for any claims that may be asserted against us;
- the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services, including growth estimates;
- market acceptance of our products and services;
- our ability to obtain reimbursement for our products and services by third party payors, and the extent of such coverage;

- our ability to establish and maintain licenses, strategic collaborations and distribution arrangements;
- the continued funding and operation of our joint ventures; and
- the accuracy of our information regarding the products and resources of our competitors and potential competitors.

Basis of Presentation

Our consolidated financial statements for each period include the balance sheets, results of operations and cash flows of each of our divisions, and for our corporate operations taken as a whole. We eliminate all significant intracompany items and transactions in consolidation. We have reclassified certain 2001 and 2000 data to conform with our 2002 presentation.

Tracking Stocks

We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Shares of Biosurgery Stock and Molecular Oncology Stock are subject to certain exchange and redemption provisions as set forth in our charter. One of the exchange provisions allows our board of directors to exchange, at any time, shares of Biosurgery Stock and/or Molecular Oncology Stock for cash, shares of Genzyme General Stock, or a combination of both, valued at a 30% premium to the fair market value (as defined in our charter) of the series of stock being exchanged.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks, or change our earnings allocation methodology. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation and each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

While each tracking stock is designed to reflect a division's performance, each is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities, and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore, subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stock-

holders in the combined assets of Genzyme in the proportions set forth in our charter.

Allocation Policy

Our charter sets forth what operations and assets were initially allocated to each division and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval. Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based upon direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based upon management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board also allocates long-term debt and strategic investments.

Principles of Consolidation

Our consolidated financial statements include the accounts of our wholly owned and majority owned subsidiaries. For consolidated majority owned subsidiaries in which we own greater than 50% or exercise control, we record a minority interest in the consolidated financial statements to account for the ownership interest of the minority owner. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or over which we exercise significant influence. Our consolidated net income includes our share of the earnings of these entities. All significant intercompany accounts and transactions have been eliminated in consolidation.

We accounted for our investment in GTC under the equity method until May 2002, at which point we ceased to have significant influence over GTC. We began accounting for our investment in GTC under the cost method of accounting in June 2002.

For additional information on our investments, please read Note J., "Investments in Marketable Securities and Strategic Equity Investments," below.

Dividend Policy

We have never paid a cash dividend on shares of our stock. We currently intend to retain our earnings to finance future growth and do not anticipate paying any cash dividends on our stock in the foreseeable future.

Use of Estimates

Under accounting principles generally accepted in the U.S., we are required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates.

Financial Instruments

A number of financial instruments subject us to significant credit risk, including cash and cash equivalents, current and non-current investments, and accounts receivable. We generally invest our cash in investment-grade securities to mitigate risk.

Cash and Cash Equivalents

We value our cash and cash equivalents at cost plus accrued interest, which we believe approximates their market value. Our cash equivalents consist principally of money market funds and municipal notes with original maturities of three months or less.

Investments

We invest our excess cash balances in short-term and long-term marketable securities. As part of our strategic relationships, we may also invest in equity securities of other biotechnology companies. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or over which we exercise significant influence. Other investments are accounted for as described below.

We classify all of our marketable equity investments as available-for-sale. We classify our investments in marketable debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in stockholders' equity. Realized gains and losses are determined on the specific identification method and are included in investment income. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and mark the investment to market through a charge to our statement of operations. Investments in equity securities for which fair value is not readily determinable are carried at cost, subject to review for impairment. We classify our investments with remaining maturities of 12 months or less as short-term investments. We classify our investments with remaining maturities of greater than twelve months as long-term investments, unless we do not expect to hold the investment to maturity.

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method.

We analyze our inventory levels quarterly and write down to its net realizable value:

- inventory that has become obsolete;
- inventory that has a cost basis in excess of its expected net realizable value;
- inventory in excess of expected requirements; and
- expired inventory.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2002, our total inventories included $7.5 million of inventory for products that have not yet been approved for sale. In addition, at December 31, 2002, a joint venture in which we have a 50% ownership interest has $17.3 million of inventory for a product that has not yet been approved for sale, of which $8.6 million represents our portion of the unapproved inventory of the joint venture.

Property, Plant and Equipment

We record property, plant and equipment at cost. When we dispose of these assets, we remove the related cost and accumulated depreciation and amortization from the related accounts on our balance sheet and include any resulting gain or loss in our statement of operations.

We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We compute useful lives as follows:

- plant and equipment – three to fifteen years;
- furniture and fixtures – five to seven years; and
- buildings – 20 to 40 years.

We depreciate certain specialized manufacturing equipment and facilities, all of which are allocated to Genzyme General, over their remaining useful lives using the units-of-production method. We evaluate the remaining life and recoverability of this equipment periodically based on the appropriate facts and circumstances.

We amortize leasehold improvements over their useful life or, if shorter, the term of the applicable lease.

For products we expect to be commercialized, we capitalize, to construction-in-progress, the costs we incur in validating the manufacturing process. We begin this capitalization when we consider the product to have demonstrated technological feasibility and end this capitalization when the asset is substantially complete and ready for its intended use. These capitalized costs include incremental labor and direct material, and incremental fixed overhead and interest. We depreciate these costs using the straight-line method or the units-of-production method.

Goodwill and Other Intangible Assets

Our intangible assets consist of:

- goodwill;
- covenants not to compete;
- purchased technology rights;
- customer lists; and
- patents, trademarks and trade names.

Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangibles be replaced with periodic tests of goodwill's impairment and that other intangibles be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 requires that goodwill be tested annually for impairment under a two-step impairment process or whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable.

We amortize other intangible assets using the straight-line method over useful lives of 1.5 years to 40 years.

Accounting for the Impairment of Long-Lived Assets

We periodically evaluate our long-lived assets for potential impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We perform these evaluations whenever events or changes in circumstances suggest that the carrying amount of an asset or group of assets is not recoverable. Indicators of potential impairment include:

- a significant change in the manner in which an asset is used;
- a significant decrease in the market value of an asset;
- a significant adverse change in its business or the industry in which it is sold; and
- a current period operating cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

If we believe an indicator of potential impairment exists, we test to determine whether impairment recognition criteria in SFAS No. 144 have been met. We charge impairments of the long-lived assets to operations if our evaluations indicate that the carrying values of these assets are not recoverable.

Translation of Foreign Currencies

We translate the financial statements of our foreign subsidiaries from local currency into U.S. dollars using:

- the current exchange rate at each balance sheet date for assets and liabilities;
- the average exchange rate prevailing during each period for revenues and expenses; and
- the historical exchange rate for our investments in our foreign subsidiaries.

We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we included translation adjustments net of tax for these subsidiaries in stockholders' equity. We also record as a charge or credit to stockholders' equity exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes net cumulative foreign currency credits of $40.0 million at December 31, 2002 and net cumulative foreign currency charges of $(40.2) million at December 31, 2001.

Gains and losses on all other foreign currency transactions are included in our results of operations.

Derivative Instruments

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations for the year ended December 31, 2001, to recognize the fair value of warrants to purchase shares of GTC common stock that we held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. We recognize revenue from service sales, such as Carticel chondrocyte services and genetic testing services, when we have finished providing the service. We recognize revenue from contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as we complete our obligations under that contract. We recognize non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, we recognize milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone was not reasonably assured at the inception of the arrangement;
- there is a substantial effort involved in achieving the milestone; and
- the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those

arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

We record allowances for product returns, rebates payable to Medicaid, managed care organizations or customers and sales discounts. These allowances are recorded as reductions of revenue at the time product sales are recorded. These amounts are based on our estimates of the amount of product in the distribution channel and the percent of end-users covered by Medicaid or managed care organizations. We record consideration paid to a customer or reseller of our products as a reduction of revenue unless we receive an identifiable and separable benefit for the consideration, and we can reasonably estimate the fair value of the benefit received. If both conditions are met, we record the consideration paid to the customer as an expense.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Research and Development

We expense internal and external research and development costs, including costs of funded research and development arrangements, in the period incurred. We also expense the cost of purchased technology in the period of purchase if we believe that the technology has not demonstrated technological feasibility and that it does not have an alternative future use.

Issuance of Stock By a Subsidiary or an Affiliate

We include gains on the issuance of stock by our subsidiaries and affiliates in net income unless that subsidiary or affiliate is a research and development, start-up or development stage company or an entity whose viability as a going concern is under consideration. In those situations, we account for the change in our equity ownership of that subsidiary or affiliate as an equity transaction.

Income Taxes

We use the asset and liability method of accounting for deferred income taxes. Our provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

We file a consolidated return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under accounting principles generally accepted in the U.S. as if it were a separate taxpayer. In preparing financial statements for our operating divisions we assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provisions.

We have not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries. We do not believe it is practical to determine the tax liability associated with the repatriation of our foreign earnings because it is our policy to indefinitely reinvest these earnings in non-U.S. operations. At December 31, 2002, these undistributed foreign earnings totaled approximately $81.7 million.

Comprehensive Income

Comprehensive income consists of net income and all changes in equity from non-shareholder sources, including changes in unrealized gains and losses on investments, and on derivative instruments designated as hedges, foreign currency translation adjustments and minimum liabilities for accumulated benefit obligations, net of taxes.

Net Income (Loss) Per Share

We calculate earnings per share for each series of stock using the two-class method. To calculate basic earnings per share for each series of stock, we divide the earnings allocated to each series of stock by the weighted average number of outstanding shares of that series of stock during the applicable period. When we calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period. We allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock, as defined in our charter, is equal to the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock, Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock are defined similarly and, as such, are based on the net income or loss of the corresponding division as adjusted for the allocation of tax benefits.

We calculate the income tax provision of each division as if such division were a separate taxpayer, which includes assessing realizability of deferred tax assets at the division level. Our management and accounting policies provide that, if as of the end of

any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without compensating payment or allocation to the division generating the benefit. The tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, were:

	Year ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Tax benefits allocated from:			
Genzyme Biosurgery	**$18,508**	$24,593	$28,023
Genzyme Molecular Oncology	**9,287**	11,904	7,476
Total	**$27,795**	$36,497	$35,499

Deferred tax assets and liabilities can arise from purchase accounting and relate to a division that does not satisfy the criteria for recognition. Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, the change in these deferred tax assets and liabilities impacts our consolidated tax provision. Such change is added to division net income for purposes of determining net income allocated to a tracking stock.

In future periods, Genzyme Biosurgery or Genzyme Molecular Oncology may recognize deferred tax assets in the calculation of their respective tax provisions determined on a separate division basis in accordance with accounting principles generally accepted in the U.S. However, to the extent the benefit of those deferred tax assets has been previously allocated to Genzyme General in accordance with the management and accounting policies, the benefit will be reflected as a reduction of net income in determining net income attributable to Biosurgery Stock or Molecular Oncology Stock. As of December 31, 2002, the total tax benefits previously allocated to Genzyme General were (in thousands):

Genzyme Biosurgery	$211,820
Genzyme Molecular Oncology	45,715

Accounting for Stock Based Compensation

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for those companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. We have not adopted the fair value method of accounting for stock-based compensation and will continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. We do not recognize compensation expense for options granted under the provisions of these plans with fixed terms and an exercise price greater than or equal to the fair market value of the underlying series of our common stock on the date of grant. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123, as amended, and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

In accordance with the disclosure requirements of SFAS No. 148, the following table sets forth our net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123 as amended, based on the fair value at the grant dates of the awards. The resulting compensation expense would be allocated to each division in accordance with our allocation policies:

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2002	2001	2000
Net loss:			
As reported	**$(13,074)**	$(112,156)	$(62,940)
Add: stock-based compensation included in as-reported, net of tax	**844**	6,444	1,394
Deduct: pro forma stock-based compensation expense, net of tax	**(69,728)**	(60,926)	(32,726)
Pro forma net loss	**$(81,958)**	$(166,638)	$(94,272)
Net income per share of Genzyme General Stock:			
Basic:			
Net income (loss) per share allocated to Genzyme General Stock – as reported	**$ 0.83**	$ 0.22	$ 0.71
Add: stock-based compensation, net of tax included in net income per share allocated to Genzyme General Stock as reported	**0.00**	0.03	0.01
Deduct: pro forma stock-based compensation expense per share, net of tax	**(0.27)**	(0.23)	(0.15)
Net income per share allocated to Genzyme General Stock – pro forma	**$ 0.56**	$ 0.02	$ 0.57
Diluted:			
Net income per share allocated to Genzyme General Stock – as reported	**$ 0.81**	0.21	$ 0.68
Add: stock-based compensation, net of tax included in net income per share allocated to Genzyme General Stock as reported	**0.00**	0.03	0.00
Deduct: pro forma stock-based compensation expense per share, net of tax	**(0.26)**	(0.22)	(0.14)
Net income per share allocated to Genzyme General Stock – pro forma	**$ 0.55**	$ 0.02	$ 0.54
Net loss per share of Biosurgery Stock – basic and diluted:			
As reported	**$ (4.20)**	$ (3.34)	$ (2.40)
Deduct: pro forma stock-based compensation expense per share, net of tax	**(0.17)**	(0.24)	–
Pro forma net loss	**$ (4.37)**	$ (3.58)	$ (2.40)
Net loss per share of Molecular Oncology Stock – basic and diluted:			
As reported	**$ (1.41)**	$ (1.82)	$ (1.60)
Deduct: pro forma stock-based compensation expense per share, net of tax	**(0.22)**	(0.29)	(0.20)
Pro forma net loss	**$ (1.63)**	$ (2.11)	$ (1.80)
Net loss per share of Surgical Products Stock – basic and diluted:			
As reported			$ (3.67)
Deduct: pro forma stock-based compensation expense per share, net of tax			(0.15)
Pro forma net loss			$ (3.82)
Net loss per share of Tissue Repair Stock – basic and diluted:			
As reported			$ (0.69)
Deduct: pro forma stock-based compensation expense per share, net of tax			(0.07)
Pro forma net loss			$ (0.76)

We estimate the fair value of each option grant using the Black-Scholes option-pricing model. In computing the pro forma amounts, we used the following assumptions:

	Risk-Free Interest Rate	Volatility	Dividend Yield	Expected Option Life (In Years)	Average Fair Value
Genzyme General Stock:					
2002	4.64%	54%	0%	5	$16.77
2001	5.08%	49%	0%	5	$25.66
2000	6.78%	48%	0%	5	$26.62
Biosurgery Stock:					
2002	4.64%	91%	0%	5	$ 3.13
2001	5.08%	70%	0%	5	$ 4.06
2000	6.78%	58%	0%	5	$ 6.68
Molecular Oncology Stock:					
2002	4.64%	105%	0%	5	$ 1.92
2001	5.08%	99%	0%	5	$11.33
2000	6.78%	94%	0%	5	$ 9.76
Surgical Products Stock:					
2000	6.78%	58%	0%	5	$ 9.95
Tissue Repair Stock:					
2000	6.78%	58%	0%	5	$ 8.21

New Accounting Pronouncements

Asset Retirement Obligations. In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 will be effective for our fiscal year ending December 31, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on our consolidated or combined financial statements.

Costs Associated with Exit or Disposal Activities. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. We will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002 as required by the standard.

Guarantees. In November 2002, the FASB issued FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34." FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued or modified, beginning with periods ending after December 15, 2002. We have applied the disclosure provisions of FIN 45 as of December 31, 2002, as required (see Note O., "Commitments and Contingencies," to our consolidated financial statements). The adoption of FIN 45 did not have a material effect on our consolidated financial statements for the year ended December 31, 2002.

Variable Interest Entities. In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risk will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. FIN 46 also requires enhanced disclosure requirements related to variable interest entities. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.

NOTE B. NET INCOME (LOSS) PER SHARE

Genzyme General Stock:

As described in Note N., "Stockholders' Equity," we completed a two-for-one split of Genzyme General Stock by means of a 100% stock dividend paid to holders of Genzyme General Stock of record on May 24, 2001. All share and per share amounts for Genzyme General Stock have been retroactively revised for all periods presented to reflect the two-for-one split. The following table sets forth our computation of basic and diluted net income per share of Genzyme General Stock:

(Amounts in thousands, except per share amounts)	For the years ended December 31,		
	2002	2001	2000
Genzyme General net income before cumulative effect of change in accounting for derivative financial instruments	**$150,731**	$ 3,879	$ 85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax	**–**	4,167	–
Genzyme General division net income	**150,731**	8,046	85,956
Tax benefit allocated from Genzyme Biosurgery	**18,508**	24,593	28,023
Tax benefit allocated from Genzyme Molecular Oncology	**9,287**	11,904	7,476
Net income allocated to Genzyme General Stock	**$178,526**	$ 44,543	$121,455
Shares used in computing net income per common share – basic	**214,038**	202,221	172,263
Effect of dilutive securities:			
Stock options [(1)]	**5,340**	8,914	7,103
Warrants	**10**	41	–
Dilutive potential common shares	**5,350**	8,955	7,103

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2002	2001	2000
Shares used in computing net income per share – diluted [1,2]	**219,388**	211,176	179,366
Net income per share of Genzyme General Stock:			
Basic:			
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.83**	$ 0.20	$ 0.71
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax [3]	**–**	0.02	–
Net income per share allocated to Genzyme General Stock	**$ 0.83**	$ 0.22	$ 0.71
Diluted [1,2]:			
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.81**	$ 0.19	$ 0.68
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax [3]	**–**	0.02	–
Net income per share allocated to Genzyme General Stock	**$ 0.81**	$ 0.21	$ 0.68

(1) *We did not include the securities described in the following table in the computation of Genzyme General's diluted earnings per share for each period because these securities had an exercise price greater than the average market price of Genzyme General Stock:*

(Amounts in thousands)	December 31, 2002	2001	2000
Shares of Genzyme General Stock issuable for options	**13,576**	2,170	3,492
Shares of Genzyme General Stock issuable for warrants	**–**	–	92
Total shares with exercise prices greater than the average market price of Genzyme General Stock during the period	**13,576**	2,170	3,584

(2) *We did not include the potentially dilutive effect of the assumed conversion of the $575.0 million in principal of 3% convertible subordinated debentures allocated to Genzyme General in the computation of Genzyme General's dilutive earnings per share for the years ended December 31, 2002 and 2001, because the conditions for conversion had not been met. The debentures are contingently convertible into approximately 8.2 million shares of Genzyme General Stock at an initial conversion price of $70.30 per share.*

(3) *On January 1, 2001, we adopted SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations and in the combined statements of operations of Genzyme General to recognize the fair value of our warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General.*

Biosurgery Stock:

We created Biosurgery Stock on December 18, 2000. We formed Genzyme Biosurgery by combining two of our divisions, Genzyme Surgical Products and Genzyme Tissue Repair and simultaneously acquiring Biomatrix. Accordingly, we amended our charter to create Biosurgery Stock and eliminate Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock, and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock. Net loss allocated to Biosurgery Stock for the year ended December 31, 2000 consists of the net loss of Genzyme Biosurgery from December 18, 2000, the date Biosurgery Stock was initially issued, through December 31, 2000. Prior to December 18, 2000, the losses of Genzyme Surgical Products and Genzyme Tissue Repair, were allocated to Surgical Products Stock and Tissue Repair Stock. For all periods presented, basic and diluted net loss per share of Biosurgery Stock are the same. We did not include the securities described in the following table in the computation of Biosurgery Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Biosurgery Stock.

(Amounts in thousands)	December 31, 2002	2001	2000 [1]
Shares of Biosurgery Stock issuable for options	**7,573**	5,582	4,739
Warrants to purchase Biosurgery Stock	**7**	8	3
Biosurgery designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [2,3]	**–**	–	685
Biosurgery designated shares reserved for options [3]	**77**	93	111
Biosurgery designated shares [3]	**3,118**	3,105	1,195
Shares of Biosurgery Stock issuable upon conversion of 6.9% convertible subordinated note allocated to Genzyme Biosurgery [4]	**358**	358	358
Total shares excluded from the calculation of diluted net loss per share of Biosurgery Stock	**11,133**	9,146	7,091

(1) *For the period from December 18, 2000 through December 31, 2000.*

(2) *These shares were issued upon conversion of our 5¼% convertible subordinated notes in June 2001.*

(3) *Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Biosurgery. As of December 31, 2002, there were approximately 3.2 million Biosurgery designated shares.*

(4) *These shares are issuable upon the conversion of the 6.9% convertible subordinated note we assumed in connection with our acquisition of Biomatrix. This note is due May 14, 2003.*

Molecular Oncology Stock:

For all periods presented, basic and diluted net loss per share of Molecular Oncology Stock are the same. We did not include the securities described in the following table in the computation of Molecular Oncology Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Molecular Oncology Stock.

	December 31,		
(Amounts in thousands)	**2002**	2001	2000
Shares of Molecular Oncology Stock issuable for options	**2,870**	1,370	862
Warrants to purchase Molecular Oncology Stock	**–**	–	10
Molecular Oncology designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [1,2]	**–**	–	682
Molecular Oncology designated shares [2]	**1,651**	1,651	1,318
Total shares excluded from the calculation of diluted net loss per share of Molecular Oncology Stock	**4,521**	3,021	2,872

[1] *These shares were issued upon conversion of our 5¼% convertible subordinated notes in June 2001.*

[2] *Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 2002, there were approximately 1.7 million Molecular Oncology designated shares.*

Surgical Products Stock:

For the period presented basic and diluted net loss per share of Surgical Products Stock is the same. We did not include the securities described in the following table in the computation of Surgical Products Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Surgical Products Stock.

(Amounts in thousands)	December 31, 2000 [1]
Shares of Surgical Products Stock issuable for options	450
Surgical Products designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [2]	1,130
Total shares excluded from the calculation of diluted net loss per share of Surgical Products Stock [3]	1,580

[1] *For the period from January 1, 2000 through December 18, 2000.*

[2] *Surgical Products designated shares were shares of Surgical Products Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Surgical Products.*

[3] *On December 18, 2000, in connection with the merger of Biomatrix, we converted all of the existing shares of Surgical Products Stock into shares of Biosurgery Stock. Each share of Surgical Products Stock was converted into 0.6060 of a share of Biosurgery Stock. In the aggregate, we converted approximately 15.0 million shares of Surgical Products Stock into shares of Biosurgery Stock.*

Tissue Repair Stock:

For the period presented, basic and diluted net loss per share of Tissue Repair Stock is the same. We did not include the securities described in the following table in the computation of Tissue Repair Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Tissue Repair Stock.

(Amounts in thousands)	December 31, 2000 [1]
Shares of Tissue Repair Stock issuable for options	2,934
Tissue Repair designated shares [2]	1,285
Total shares excluded from the calculation of diluted net loss per share of Tissue Repair Stock [3]	4,219

[1] *For the period from January 1, 2000 through December 18, 2000.*

[2] *Tissue Repair designated shares were shares of Tissue Repair Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Tissue Repair.*

[3] *On December 18, 2000, in connection with the merger of Biomatrix, we converted all of the existing shares of Tissue Repair Stock into shares of Biosurgery Stock. Each share of Tissue Repair Stock was converted into 0.3352 of a share of Biosurgery Stock. In the aggregate, we converted approximately 28.9 million shares of Tissue Repair Stock into shares of Biosurgery Stock.*

NOTE C. ACQUISITIONS

Novazyme

In September 2001, we acquired all of the outstanding capital stock of Novazyme for an initial payment of approximately 2.6 million shares of Genzyme General Stock. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies by specified dates. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock and exchanged them for options, warrants and rights to purchase Genzyme General Stock, on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands, except share amounts):

Issuance of 2,562,182 shares of Genzyme General Stock	$110,584
Issuance of options to purchase 158,840 shares of Genzyme General Stock	6,274
Issuance of warrants to purchase 25,338 shares of Genzyme General Stock	894
Issuance of rights to purchase 66,846 shares of Genzyme General Stock	1,839
Acquisition costs	951
Total purchase price	$120,542
Cash and cash equivalents	$ 5,194
Other assets	125
Property, plant & equipment	4,475
Goodwill	17,177
In-process research and development	86,800
Deferred tax asset	8,328
Assumed liabilities	(2,795)
Liabilities for exit activities and integration	(1,740)
Notes receivable from stockholders	1,316
Deferred compensation	2,630
Deferred tax liability	(968)
Allocated purchase price	$120,542

Because our acquisition of Novazyme was completed after June 30, 2001, the provisions of SFAS No. 141 and certain provisions of SFAS No. 142 apply from the date of acquisition. Accordingly, we are not ratably amortizing the goodwill resulting from the acquisition of Novazyme. Instead, we test the goodwill's impairment on a periodic basis in accordance with the provisions of SFAS No. 142.

We issued approximately 2.6 million shares of Genzyme General Stock to Novazyme's shareholders. These shares were valued at $110.6 million using the average trading price of Genzyme General Stock for the four day trading period ending on September 26, 2001, the date of acquisition. Options, warrants and rights to purchase shares of Genzyme General Stock were valued at $9.0 million using the Black-Scholes model. In accordance with FIN 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation in stockholders' equity. We are amortizing the unvested portion to operating expense over the remaining vesting period of approximately 22 months.

In connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we allocated to IPR&D, and charged to expense, $86.8 million, representing the portion of the purchase price attributable to the technology platform. In accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2001.

Our management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered. The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs.

The staff of the FTC, is investigating our acquisition of Novazyme. The FTC is one of the agencies responsible for enforcing federal antitrust laws, and, in this investigation, it is evaluating whether there are anti-competitive aspects of the Novazyme transaction that the government should seek to negate. While we do not believe that the acquisition should be deemed to contravene antitrust laws, we have been cooperating in the FTC investigation. At this stage, we cannot predict with precision the likely outcome of the investigation or how that outcome will impact our business. As with any litigation or investigation, there are ongoing costs associated with responding to the investigation, both in terms of management time and out-of-pocket expenses.

Focal

In January 2001, Focal, a developer of synthetic biopolymers used in surgery, exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated this investment to Genzyme Biosurgery. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for

options to purchase Biosurgery Stock on an as-converted basis. We allocated the acquired assets and liabilities to Genzyme Biosurgery and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Focal in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Issuance of 2,086,151 shares of Biosurgery Stock	$ 9,450
Issuance of options to purchase 231,566 shares of Biosurgery Stock	351
Acquisition costs	638
Existing equity investment in Focal	5,488
Cash paid to selling security holder	11
Total purchase price	$15,938
Cash and cash equivalents	$ 2,331
Other current assets	6,003
Property, plant and equipment	1,568
Intangible assets (to be amortized over 3 to 12 years)	7,909
Goodwill	1,365
Assumed liabilities	(3,773)
Note receivable from stockholders	535
Allocated purchase price	$15,938

Wyntek

In June 2001, we acquired all of the outstanding capital stock of Wyntek for an aggregate purchase price of $65.4 million. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Wyntek in our consolidated financial statements and the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Cash paid	$ 65,000
Acquisition costs	350
Total purchase price	$ 65,350
Cash and cash equivalents	$ 4,974
Other current assets	4,966
Property, plant & equipment	1,843
Intangible assets (to be amortized straight-line over 5 to 10 years)	39,444
Goodwill	20,316
In-process research and development	8,768
Deferred tax assets	2,255
Assumed liabilities	(2,784)
Deferred tax liability	(14,432)
Allocated purchase price	$ 65,350

In connection with the acquisition of Wyntek we allocated approximately $8.8 million of the purchase price to IPR&D. Our management assumes responsibility for determining the IPR&D valuation. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which was consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition.

In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. The acquired IPR&D consists of Wyntek's work to complete the program. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible. The development effort for the acquired IPR&D does not possess an alternative future use for us as defined by accounting principles generally accepted in the U.S. Consequently, in accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense for the year ended December 31, 2001. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 10 years.

As of December 31, 2002, the technological feasibility of the acquired program had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred. We expect to commercialize this product in early 2004.

Genzyme Development Partners, L.P.

In January 2001, we acquired the outstanding Class A limited partnership interests in GDP for an aggregate of $25.7 million in cash plus royalties payable over ten years on sales of certain Sepra products. In August 2001, we purchased the remaining outstanding GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus additional royalties payable over ten years on sales of certain Sepra products. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, we include the results of operations of GDP in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of Class A interests.

We allocated the purchase prices to the fair value of the intangible assets acquired as follows (amounts in thousands):

	Total
Patents (to be amortized over 8 years)	$ 5,909
Trademarks (to be amortized over 10 years)	2,755
Technology (to be amortized over 10 years)	8,827
Goodwill	8,414
Total	$25,905

Biomatrix

In December 2000, we completed the acquisition of Biomatrix. Concurrent with the acquisition, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our operating divisions – Genzyme Surgical Products and Genzyme Tissue Repair – to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminated Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, and option to purchase, Surgical Product Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock.

We accounted for the acquisition as a purchase and accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from December 18, 2000, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Cash paid	$ 252,421
Issuance of 17.5 million shares of Biosurgery Stock	206,522
Issuance of options and warrants to purchase 1.7 million shares of Biosurgery Stock	11,373
Acquisition costs	12,087
Total purchase price	$ 482,403
Cash and cash equivalents	$ 56,137
Current assets	37,639
Property, plant & equipment	39,504
Intangible assets (to be amortized straight-line over 1.5 to 11 years)	284,854
Goodwill	114,759
In-process research and development	82,143
Deferred tax asset	922
Deferred compensation	66
Assumed liabilities	(31,347)
Liabilities for exit activities and integration	(8,216)
Notes receivable from stockholders	14,760
Deferred tax liability	(108,818)
Allocated purchase price	$ 482,403

The approximately 17.5 million shares of Biosurgery Stock issued in exchange for all of the outstanding shares of Biomatrix common stock were valued using the combined five day average closing prices of Surgical Products Stock and Tissue Repair Stock, divided by the applicable exchange ratios. Options and warrants to purchase approximately 1.7 million shares of Biosurgery Stock, issued in exchange for options and warrants to purchase Biomatrix common stock were valued at $11.4 million using the Black-Scholes model. The intrinsic value of the portion of the unvested options related to the future service period was *de minimis*.

Prior to the acquisition, Biomatrix sold 744,000 shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable. As a result of the acquisition, these shares were converted into 532,853 shares of Biosurgery Stock and we recorded $14.8 million of outstanding principal and accrued interest to stockholders' equity because the notes were received in exchange for the issuance of stock.

At the date of acquisition, we began to formulate plans for certain exit and integration activities, including workforce reductions and the closure of Biomatrix's Canadian facility. Accordingly, we recorded liabilities of $6.7 million for severance and related integration costs and assigned to Biomatrix's Canadian facility a value equal to the amount we estimated that we would obtain upon disposal or sale. In 2002 and 2001, we recorded adjustments to and charges against the restructuring reserve as follows (amounts in thousands):

Liabilities for exit activities and integration recorded at acquisition	$ 6,716
Payments in 2000	(746)
Balance at December 31, 2000	5,970
Additional reserve recorded in 2001	1,500
Payments in 2001	(5,891)
Balance at December 31, 2001	1,579
Payments in 2002	(1,674)
Revision of estimate	95
Balance at December 31, 2002	$ –

In October 2001, we completed the sale of the Canadian facility for net proceeds of approximately $1.0 million, which we allocated to Genzyme Biosurgery. We adjusted the allocated fair value of the Canadian facility to equate to the proceeds of the disposal.

As of December 31, 2002, the restructuring was complete and a total of $8.3 million of costs had been charged for exit activity and integration costs.

In connection with the purchase of Biomatrix, we allocated approximately $82.1 million of the purchase price to IPR&D. In accordance with accounting principles generally accepted in the U.S., the

amount allocated to IPR&D was charged to expense in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery for the year ended December 31, 2000. Our management is responsible for determining the fair value of the acquired IPR&D. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. A 38% discount rate was used which is consistent with the risks of each project. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of Biomatrix up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of Biomatrix's IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery for the year ended December 31, 2000. Genzyme Biosurgery is amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 1.5 years to 11 years. As of December 31, 2002, except for our viscosupplementation product for the hip launched in Europe in 2002, the technological feasibility of the acquired programs and technology platforms had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

GelTex

In December 2000, we acquired GelTex. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition. The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Cash paid	$ 515,151
Issuance of 15.8 million shares of Genzyme General Stock.	491,181
Issuance of options and warrants to purchase 3.2 million shares of Genzyme General Stock	62,882
Existing equity investment in GelTex	2,500
Acquisition costs	4,321
Total purchase price	$1,076,035
Cash and cash equivalents	$ 67,656
Short-term investments	75,338
Prepaid expenses and other assets	24,669
Inventory	8,156
Property, plant & equipment	45,477
Intangible assets (to be amortized straight-line over 5 to 15 years)	465,109
Goodwill	452,544
In-process research and development	118,048
Deferred tax asset	35,016
Deferred compensation	10,206
Assumed liabilities	(47,789)
Deferred tax liability	(178,395)
Allocated purchase price	$1,076,035

The 15.8 million shares of Genzyme General Stock issued in exchange for all of the outstanding shares of GelTex common stock were valued at $491.2 million using the average trading price of Genzyme General Stock over three days before and after the September 11, 2000 announcement of the merger. Options and warrants to purchase approximately 3.2 million shares of Genzyme General Stock were valued at $62.9 million using the Black-Scholes model. In accordance with FIN 44, the intrinsic value of the portion of the unvested options related to the future service period of $10.2 million has been allocated to deferred compensation in stockholders' equity. The unvested portion was amortized to operating expense over the remaining vesting period of approximately one year, which concluded in December 2001.

As part of the acquisition of GelTex, we acquired all of GelTex's interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for the investment in RenaGel LLC under the equity method. Because we already owned a 50% interest in RenaGel LLC, the assets of RenaGel LLC were adjusted to fair value only to the extent of the 50% interest we acquired.

In connection with the purchase of GelTex, Genzyme General allocated approximately $118.0 million of the purchase price to IPR&D. Our management is responsible for determining the fair value of the acquired IPR&D. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. The discount rates used were consistent with the risks of each project, and ranged from 35% to 40%. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each

purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of GelTex up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of the GelTex IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2000. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 15 years. As of December 31, 2002, the technological feasibility of the acquired projects had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Except for our viscosupplementation product for the hip launched in Europe in 2002, substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technical feasibility. In addition, once research is completed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue and on the results of preclinical and clinical studies. We cannot give you assurances that any of these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Unaudited Pro Forma Financial Summary

The following unaudited pro forma financial summary is presented as if the acquisitions of Novazyme, Wyntek, Focal, GelTex and Biomatrix were completed as of January 1, 2001 and 2000. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated at these dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as acquired IPR&D charges of $86.8 million resulting from the acquisition of Novazyme, $8.8 million resulting from the acquisition of Wyntek, $118.0 million resulting from the acquisition of GelTex and $82.1 million resulting from the acquisition of Biomatrix are not reflected in the following unaudited pro forma financial summary:

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2001	2000
Total revenues	$1,232,190	$1,039,771
Income (loss) before cumulative effect of change in accounting for derivative financial instruments	(44,168)	2,154
Cumulative effect of change in accounting for derivative financial instruments, net of tax	4,167	–
Net income (loss)	(40,001)	2,154
Net income allocated to Genzyme General Stock:		
Net income allocated to Genzyme General Stock before cumulative effect of change in accounting for derivative financial instruments	$ 120,009	$ 153,825
Cumulative effect of change in accounting for derivative financial instruments	4,167	–
Net income allocated to Genzyme General Stock	$ 124,176	$ 153,825
Net income per share allocated to Genzyme General Stock:		
Basic:		
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$ 0.59	$ 0.81
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	–
Net income per share allocated to Genzyme General Stock	$ 0.61	$ 0.81

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2001	2000
Diluted		
Net income per share before cumulative effect of change in accounting for derivative financial instruments principle	$ 0.56	$ 0.76
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	–
Net income per share allocated to Genzyme General Stock	$ 0.58	$ 0.76
Weighted average shares outstanding:		
Basic	204,107	190,597
Diluted	213,234	215,049
Net loss allocated to Biosurgery Stock – basic and diluted	$(134,459)	$(129,045)
Net loss per share allocated to Biosurgery Stock – basic and diluted	$ (3.52)	$ (3.36)
Weighted average shares outstanding – basic and diluted	39,019	38,438

NOTE D. DISPOSITION OF ASSETS

Snowden-Pencer Products

In November 2001, we sold our Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $15.9 million in net cash, which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41 million at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale. We also recorded a related tax benefit of $4.7 million in our consolidated financial statements.

ATIII LLC

In July 2001, we transferred our 50% ownership interest in ATIII LLC, to GTC. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of GTC's products based on ATIII beginning three years after the first commercial sale of each such product; up to a cumulative maximum amount of $30.0 million. We will allocate any royalty amounts that we receive to Genzyme General. Prior to the transfer, we consolidated the results of ATIII LLC, and allocated it to Genzyme General, because we had control of ATIII LLC through our combined, direct and indirect ownership interest in the joint venture.

NOTE E. DERIVATIVE FINANCIAL INSTRUMENTS

We use an interest rate swap to mitigate the risk associated with a floating rate lease obligation, and have designated the swap as a cash flow hedge. The notional amount of this swap at December 31, 2002 was $25.0 million. Because the critical terms of the swap agreement correspond to the related lease obligation, there were no amounts of hedge ineffectiveness during 2002. No gains or losses were excluded from the assessment of hedge effectiveness. We record the differential to be paid or received on the swap as incremental interest expense. The fair value of the swap at December 31, 2002, representing the cash requirements to settle the agreement, was a loss of approximately $(3.9) million.

We periodically enter foreign currency forward contracts, all of which have durations of three months. These contracts have not been designated as hedges and, accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement amount of foreign currency forward contracts outstanding at December 31, 2002 was $46.2 million. At December 31, 2002, these contracts had a fair value of $2.3 million, representing an unrealized loss. This amount has been recorded in our consolidated statement of operations and the combined statement of operations for Genzyme General for the year ended December 31, 2002 and in accrued expenses in our consolidated balance sheet and the combined balance sheet of Genzyme General as of December 31, 2002.

For the year ended December 31, 2002, we recorded a pre-tax charge of $2.1 million in other expense to reflect the change in value of our warrants to purchase shares of GTC common stock from January 1, 2002 to December 31, 2002. We also recorded a pre-tax charge of $1.6 million in other comprehensive income for the year ended December 31, 2002 to reflect the change in value of our interest rate swap contract during the period, net of tax.

In the normal course of business, we manage risks associated with foreign exchange rates, interest rates and equity prices through a variety of strategies, including the use of hedging transactions, executed in accordance with our management and accounting policies. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. We do not use derivative instruments for trading or speculative purposes.

NOTE F. ACCOUNTS RECEIVABLE

Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and

biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $18.9 million at December 31, 2002 and $14.2 million at December 31, 2001.

Note G. Inventories

(Amounts in thousands)	December 31, 2002	2001
Raw materials	**$ 45,751**	$ 52,586
Work-in-process	**77,274**	64,925
Finished products	**115,784**	53,898
Total	**$238,809**	$171,409

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2002, our total inventories include $7.5 million of inventory for products that have not yet been approved for sale. In addition, at December 31, 2002, a joint venture in which we have a 50% ownership interest has $17.3 million of inventory for a product that has not yet been approved for sale, of which $8.6 million represents our portion of the unapproved inventory of the joint venture.

Note H. Property, Plant and Equipment

(Amounts in thousands)	December 31, 2002	2001
Plant and equipment	**$ 409,371**	$ 317,707
Land and buildings	**385,294**	303,691
Leasehold improvements	**122,707**	122,800
Furniture and fixtures	**29,661**	23,139
Construction-in-progress	**200,122**	150,918
	1,147,155	918,255
Less accumulated depreciation	**(344,707)**	(282,941)
Property, plant and equipment, net	**$ 802,448**	$ 635,314

Our depreciation expense was $62.5 million in 2002, $56.7 million in 2001 and $33.6 million in 2000.

We capitalize costs we have incurred in validating the manufacturing process for products which have reached technological feasibility. As of December 31, 2002, capitalized validation costs, net of accumulated depreciation, were $15.3 million. We have capitalized the following amounts of interest costs incurred in financing the construction of our manufacturing facilities:

For the years ended December 31,		
2002	2001	2000
$4.5 million	$4.2 million	$2.2 million

The estimated cost to complete the assets under construction as of December 31, 2002 is $271.5 million.

During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts, which we allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been reallocated as a capitalized cost of that facility.

In 1997, we temporarily suspended bulk production of HA at our bulk HA manufacturing facility in Haverhill, England, because we determined that we had sufficient quantities of HA on hand to meet the demand for our Sepra products for the near term. In the first quarter of 2002, we began a capital expansion program to build HA manufacturing capacity at one of our existing manufacturing facilities in Framingham, Massachusetts. During the third quarter of 2002, we determined that we had sufficient inventory levels to meet demand until the Framingham facility is completed and validated, which is estimated to be within one year. In connection with this assessment, at September 30, 2002, we concluded that we no longer require the manufacturing capacity at the HA plant in England and recorded an impairment charge of approximately $9.0 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery to write off the assets at the England facility.

In 2000, we recorded a $4.3 million charge for the write-off of abandoned equipment at our Springfield Mills manufacturing facility located in England. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

Note I. Goodwill and Other Intangible Assets

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic

tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and thus has been adopted by us effective at the beginning of fiscal year 2002.

Goodwill

Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, we ceased amortizing goodwill. At January 1, 2002, our gross goodwill totaled $799.5 million, including $4.3 million of acquired workforce intangible assets previously classified as other intangible assets at December 31, 2001, net of related deferred tax liabilities, of which $1.6 million was allocated to our Therapeutics reporting segment, $0.8 million was allocated to our Diagnostic Products reporting segment and $1.8 million was allocated to Genzyme Biosurgery.

In November 2001, we sold our Snowden-Pencer line of surgical instruments and recorded a loss of $25.0 million, which we allocated to Genzyme Biosurgery. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.

We completed the transitional and annual impairment tests for the $592.1 million of net goodwill related to our other reporting units during 2002, as provided by SFAS No. 142, and determined that no additional impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstance suggest that the carrying value of an asset may not be recoverable.

The following table contains the changes in our net goodwill during the year ended December 31, 2002 (amounts in thousands):

	As of December 31, 2001	Adjustments	Impairments	**As of December 31, 2002**
Goodwill:				
Genzyme General:				
Therapeutics [(1)]	$387,213	$(6,359)	$ –	**$380,854**
Renal [(2)]	82,508	(31)	–	**82,477**
Diagnostic Products [(3)]	32,427	789	–	**33,216**
Other	56,462	171	–	**56,633**
Total	558,610	(5,430)	–	**553,180**
Genzyme Biosurgery [(4,5)]	236,621	(491)	(113,859)	**122,271**
Genzyme Molecular Oncology	–	–	–	**–**
Total	795,231	(5,921)	(113,859)	**675,451**
Accumulated amortization	(97,809)	(1,156)	15,589	**(83,376)**
Goodwill, net	$697,422	$(7,077)	$ (98,270)	**$592,075**

[(1)] *Adjustments for our Therapeutics reporting segment include:*

- *$(8.8) million resulting from an adjustment to the value assigned to the deferred tax assets and liabilities recorded in connection with our acquisition of GelTex;*
- *$1.6 million of workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, resulting from our acquisition of GelTex reclassified as required by SFAS No. 142;*
- *$1.3 million resulting from an adjustment to value assigned to the deferred tax assets recorded in connection with our acquisition of Novazyme; and*
- *a $(0.5) million net decrease in goodwill resulting primarily from the reversal of $(1.3) million of excess integration and exit activity costs accruals related to our acquisition of Novazyme.*

[(2)] *During 2002, we created our Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, goodwill amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of our Therapeutics reporting segment. We have reclassified our 2001 goodwill disclosures by segment to conform to our 2002 presentation. Adjustments for our Renal reporting segment resulted from reclassifications related to our acquisition of GelTex.*

[3] Adjustments for our Diagnostic Products reporting segment represent workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, resulting from our acquisition of Wyntek, reclassified as required by SFAS No. 142.

[4] Adjustments for Genzyme Biosurgery include:

- *workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, of $1.4 million resulting from our acquisition of Biomatrix and $0.4 million resulting from our acquisition of Focal reclassified as required by SFAS No. 142; and*
- *$(2.3) million resulting from a reclassification adjustment related to our acquisition of Biomatrix.*

[5] Impairment for Genzyme Biosurgery represents the impairment charge we recorded in 2002, in accordance with the transitional provisions of SFAS No. 142, related to the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit.

Other Intangible Assets

The following table contains information on our other intangible assets for the periods presented (amounts in thousands):

	As of December 31, 2002			As of December 31, 2001		
	Gross Other Intangible Assets	**Accumulated Amortization**	**Net Other Intangible Assets**	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Technology	**$551,836**	**$ (88,222)**	**$463,614**	$551,743	$(44,253)	$507,490
Patents	**196,997**	**(37,014)**	**159,983**	196,968	(21,804)	175,164
Trademarks	**91,754**	**(15,945)**	**75,809**	91,754	(9,960)	81,794
License fees	**26,862**	**(7,261)**	**19,601**	25,460	(5,371)	20,089
Distribution agreements	**13,950**	**(3,550)**	**10,400**	13,950	(1,807)	12,143
Customer lists	**8,324**	**(4,031)**	**4,293**	8,324	(3,199)	5,125
Other	**12,242**	**(11,464)**	**778**	18,123	(10,704)	7,419
Total	**$901,965**	**$(167,487)**	**$734,478**	$906,322	$(97,098)	$809,224

All of our other intangible assets are amortized over their estimated useful lives which range between 1.5 years to 40 years. Total amortization expense for our other intangible assets was:

- $71.5 million for the year ended December 31, 2002;
- $69.8 million for the year ended December 31, 2001; and
- $11.9 million for the year ended December 31, 2000.

Amortization expense for each year presented includes $1.2 million related to the amortization of a non-compete agreement which is charged to cost of products sold. Amortization expense for the year ended December 31, 2001 excludes the expense related to the amortization of goodwill.

The estimated future amortization expense for other intangible assets for the five succeeding fiscal years is as follows (amounts in thousands):

Year ended December 31,	Estimated Amortization Expense
2003	$70,142
2004	69,725
2005	69,205
2006	66,703
2007	66,633

Adjusted Net Income (Loss)

The following tables present the impact SFAS No. 142 would have had on our amortization of intangibles expense and net income (loss) had the standard been in effect for the years ended December 31, 2001 and 2000 (amounts in thousands, except per share amounts):

	Year ended December 31, 2001			Year ended December 31, 2000		
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$ 121,124	$(52,541)	$ 68,583	$ 22,974	$(12,259)	$ 10,715
Net income (loss) before cumulative effect of change in accounting for derivative financial instruments	$(116,323)	$ 52,541	$(63,782)	$ (62,940)	$ 12,259	$ (50,681)
Cumulative effect of change in accounting for derivative financial instruments, net of tax	4,167	–	4,167	–	–	–
Net income (loss)	$(112,156)	$ 52,541	$(59,615)	$ (62,940)	$ 12,259	$ (50,681)
Net income allocated to Genzyme General Stock:						
Net income allocated to Genzyme General Stock before cumulative effect of change in accounting for derivative financial instruments	$ 40,376	$ 37,020	$ 77,396	$121,455	$ 6,608	$128,063
Cumulative effect of change in accounting for derivative financial instruments, net of tax	4,167	–	4,167	–	–	–
Net income allocated to Genzyme General Stock	$ 44,543	$ 37,020	$ 81,563	$121,455	$ 6,608	$128,063
Net income per share of Genzyme General Stock						
Basic:						
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$ 0.20	$ 0.18	$ 0.38	$ 0.71	$ 0.03	$ 0.74
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	–	0.02	–	–	–
Net income per share allocated to Genzyme General Stock	$ 0.22	$ 0.18	$ 0.40	$ 0.71	$ 0.03	$ 0.74
Diluted:						
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$ 0.19	$ 0.18	$ 0.37	$ 0.68	$ 0.03	$ 0.71
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	–	0.02	–	–	–
Net income per share allocated to Genzyme General Stock	$ 0.21	$ 0.18	$ 0.39	$ 0.68	$ 0.03	$ 0.71

	Year ended December 31, 2001			Year ended December 31, 2000		
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Net income (loss) allocated to Biosurgery Stock	$(126,981)	$15,521	$(111,460)	$(87,188)	$ 555	$(86,633)
Net income (loss) per share of Biosurgery Stock – basic and diluted	$ (3.34)	$ 0.41	$ (2.93)	$ (2.40)	$ 0.02	$ (2.38)
Net income (loss) allocated to Molecular Oncology Stock	$ (29,718)	$ –	$ (29,718)	$(23,096)	$2,227	$(20,869)
Net income (loss) per share of Molecular Oncology Stock – basic and diluted	$ (1.82)	$ –	$ (1.82)	$ (1.60)	$ 0.16	$ (1.44)
Net income (loss) allocated to Surgical Products Stock				$(54,748)	$3,339	$(51,409)
Net income (loss) per share of Surgical Products Stock – basic and diluted				$ (3.67)	$ 0.22	$ (3.45)
Net loss allocated to Tissue Repair Stock				$(19,833)	$ –	$(19,833)
Net loss per share of Tissue Repair Stock – basic and diluted				$ (0.69)	$ –	$ (0.69)

NOTE J. INVESTMENTS IN MARKETABLE SECURITIES AND STRATEGIC EQUITY INVESTMENTS

Marketable Securities

	December 31,			
	2002		2001	
(Amounts in thousands)	**Cost**	**Market Value**	Cost	Market Value
Cash equivalents [1]:				
Corporate notes	**$ -**	**$ -**	$ 1,550	$ 1,552
U.S. Governmental agencies	**2,002**	**2,002**	22,646	22,720
Money market fund	**125,266**	**125,266**	149,233	149,233
	127,268	**127,268**	173,429	173,505
Short-term:				
Corporate notes [2]	**73,186**	**74,434**	47,221	47,921
U.S. Governmental agencies	**26,455**	**26,751**	16,084	16,464
Non U.S. Governmental agencies	**4,718**	**4,807**	1,042	1,066
U.S. Treasury notes	**-**	**-**	1,005	1,030
	104,359	**105,992**	65,352	66,481
Long-term:				
Corporate notes [2]	**480,144**	**498,869**	509,560	521,519
U.S. Governmental agencies	**129,901**	**134,833**	156,282	157,526
Non U.S. Governmental agencies	**25,586**	**26,571**	36,397	36,929
U.S. Treasury notes	**20,862**	**21,928**	89,611	91,792
	656,493	**682,201**	791,850	807,766
Total cash equivalents, short- and long-term investments	**$888,120**	**$915,461**	$1,030,631	$1,047,752
Investments in equity securities	**$ 52,954**	**$ 42,945**	$ 50,347	$ 88,686

[1] *Cash equivalents are included as part of cash and cash equivalents on our balance sheets.*

[2] *Short-term corporate notes includes $4.5 million of long-term corporate notes, allocated to Genzyme Molecular Oncology that mature in more than one year because Genzyme Molecular Oncology will need to utilize these investments within the next twelve months to fund its operating activities.*

The following table contains information regarding the range of contractual maturities of our investments in debt securities:

(Amounts in thousands)	2002 Cost	2002 Market Value	2001 Cost	2001 Market Value
	December 31,			
Within 1 year	**$227,133**	**$228,721**	$ 238,781	$ 239,986
1–2 years [1]	**163,997**	**169,465**	202,071	206,705
2–10 years [1]	**496,990**	**517,275**	589,779	601,061
	$888,120	**$915,461**	$1,030,631	$1,047,752

[1] *$4.5 million of long-term corporate notes, allocated to Genzyme Molecular Oncology, are classified as short-term investments as of December 31, 2002 because Genzyme Molecular Oncology will need to utilize these investments within the next twelve months to fund operating activities.*

Realized and Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

In December 2002, we recorded the following impairment charges because we considered the decline in value of these strategic equity investments to be other than temporary:

- $9.2 in connection with our investment in the common stock of GTC;
- $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group;
- $2.0 million in connection with our investment in the common stock of Dyax; and
- $0.8 million in connection with our investment in the common stock of Targeted Genetics.

Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. At December 31, 2002, our stockholders' equity includes unrealized losses of approximately $10.0 million, related to the other strategic equity investments in equity securities allocated to Genzyme General.

Offsetting these impairment charges we recorded and allocated to Genzyme General, are net realized gains of $0.9 million from the sale of investments in equity securities for the year ended December 31, 2002.

We recorded charges of $11.8 million in 2001 in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics. We allocate these investments to Genzyme General.

In August 2001, Pharming Group filed for receivership in order to seek protection from its creditors. In 2001, we recorded a charge of $8.5 million, representing an at-cost write-down of our investment in Pharming Group common stock. We allocate this investment to Genzyme General.

In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held. As a result of this merger, we recorded a $1.2 million charge to reflect the fair market value of our investment in Aronex at June 30, 2001. We allocate this investment to Genzyme General.

During 2000, we recorded gains of $16.4 million resulting from sales of portions of our investment in GTC common stock. We also recognized a $7.6 million gain resulting from the acquisition of Celtrix Pharmaceuticals, Inc. by Insmed Pharmaceuticals, Inc. in which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. The tax effect of these gains was offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. We allocate these investments to Genzyme General.

In 2000, we determined that our investment in the common stock of Focal, Inc., which we allocated to Genzyme Biosurgery, was impaired. As a result, we recorded a charge to operations of $7.3 million in 2000, which we allocated to Genzyme Biosurgery.

We record gross unrealized holding gains and losses related to our investments in marketable securities and strategic equity investments, to the extent they are determined to be temporary, in stockholders' equity. The following table sets forth the amounts recorded:

	December 31, 2002	December 31, 2001
Unrealized holding gains	**$27.4 million**	$56.2 million
Unrealized holding losses	**$10.1 million**	$ 0.6 million

We allocate strategic investments in equity securities of unconsolidated entities to our operating divisions. All of the investments included in the following table are allocated to Genzyme General:

(Amounts in thousands)	December 31, 2002 Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Abiomed, Inc.	$15,804	$ 8,400	$ (7,404)
BioMarin Pharmaceutical Inc.	18,000	14,823	(3,177)
Cambridge Antibody Technology Group plc [1,2]	2,910	2,910	–
Dyax Corporation [2]	991	991	–
GTC [2]	5,811	5,811	–
Healthcare Ventures V., L.P.	2,121	2,121	–
Oxford Bioscience Partners IV, L.P	1,250	1,250	–
MPM BioVentures III – QP, L.P.	500	500	–
Pharming Group, N.V. [1]	–	572	572
ProQuest Investments II, L.P.	1,861	1,861	–
Targeted Genetics Corporation [2]	206	206	–
ViaCell, Inc.	3,500	3,500	–
Total at December 31, 2002	**$ 52,954**	**$ 42,945**	**$(10,009)**

(Amounts in thousands)	December 31, 2001 Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Total at December 31, 2001	$50,347	$88,686	$38,339

[1] *Our investment in Cambridge Antibody Technology Group is denominated in British pounds sterling and our investment in Pharming Group is denominated in Euros. We translated these investments into U.S. dollars at the current exchange rates for each of these currencies on December 31, 2002.*

[2] *In December 2002, we recorded impairment charges because we considered the decline in value of these investments to be other than temporary.*

GTC

On April 4, 2002, GTC purchased approximately 2.8 million shares of GTC common stock held by us and allocated to Genzyme General for an aggregate consideration of approximately $9.6 million. We received approximately $4.8 million in cash and a promissory note for the remaining amount of approximately $4.8 million, which we have recorded as a note receivable – related party in our consolidated balance sheet and the combined balance sheet of Genzyme General for the year ended December 31, 2002. The shares of GTC common stock were valued at $3.385 per share in this transaction, using the simple average of the high and low transaction prices quoted on the Nasdaq National Market on April 1, 2002. We have committed to a 24-month lock-up provision on the remaining 4.9 million shares of GTC common stock held by us and allocated to Genzyme General, which is approximately 18% of the shares of GTC common stock outstanding as of December 31, 2002. We accounted for our investment in GTC under the equity method of accounting until May 2002, at which point our ownership interest and board representation was reduced below 20% and we did not have any other factors of significant influence. Accordingly, we ceased to have significant influence over GTC and we began accounting for our investment in GTC under the cost method of accounting in June 2002.

We hold warrants to purchase up to 288,000 shares of GTC common stock at an exercise price of $4.875 per share and warrants to purchase 145,000 shares of GTC common stock at an exercise price of $2.84375 per share. Both GTC warrants are currently exercisable for the underlying shares of GTC common stock.

We recorded in net loss of unconsolidated affiliates our portion of GTC's results through May 2002. Our recognized portion of GTC's net losses was $1.9 million in 2002, $4.3 million in 2001 and $2.1 million in 2000. The fair market value of our investment in GTC common stock was $5.8 million at December 31, 2002 and $45.1 million at December 31, 2001.

In February 2000, we converted $6.6 million in shares of Series B convertible preferred stock of GTC into approximately $1.0 shares of GTC common stock.

In 2000, we recorded gains of $22.7 million relating to public offerings of common stock by GTC. We recorded this gain as gain on affiliate sale of stock and allocated it to Genzyme General.

Agreements with GTC

We have a number of agreements with GTC, including the following:

- services agreement under which GTC pays us for services provided by us, including treasury, data processing and laboratory support services;
- sublease agreement under which we sublease a portion of one of our facilities in Framingham, Massachusetts to GTC; and
- research and development agreement under which each of the parties performs research services for the other.

During 2002, we received approximately $3.3 million from GTC under these agreements. At December 31, 2002, GTC owed Genzyme $2.4 million under these agreements.

Our revenues from research and development agreements with GTC were $2.7 million in 2002, $3.2 million in 2001 and $0.5 million in 2000.

The following tables contain condensed statement of operations and balance sheet data for GTC:

(Amounts in thousands)	Years Ended December 31, 2002	2001	2000
Revenues	**$ 10,379**	$ 13,740	$ 88,149
Operating loss	**(25,909)**	(13,384)	(10,239)
Net loss	**(24,320)**	(16,556)	(13,143)

(Amounts in thousands)	At December 31, 2002	2001
Current assets	**$61,459**	$47,323
Noncurrent assets	**33,913**	72,809
Current liabilities	**13,771**	18,102
Noncurrent liabilities	**12,831**	80

ATIII LLC

In 1998, we formed ATIII LLC with GTC. The collaboration agreement provided that we fund 70% of the first $33.0 million in development costs, excluding facility costs, under this program, 50% of all development costs thereafter, and 50% of all new facility costs to be incurred by ATIII LLC. However, under an interim funding agreement, we shared the costs of this program incurred between January 1, 2001 and February 2, 2001 equally with GTC. As our combined direct and indirect interest in ATIII LLC was in excess of 50%, we consolidated the results of ATIII LLC and recorded GTC's portion of the ATIII LLC's losses as minority interest. We allocated our ownership interest in ATIII LLC to Genzyme General.

In July 2001, we transferred our 50% ownership interest in ATIII to GTC. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of GTC's products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million. We will allocate any royalty payments we receive to Genzyme General.

Dyax Corp.

In October 1998, we entered into a collaboration agreement with Dyax to develop and commercialize one of Dyax's proprietary compounds for the treatment of chronic inflammatory diseases. In May 2002, we restructured our collaboration agreement with Dyax for the development of the kallikrein inhibitor DX-88. As a result, our option to acquire a 50% interest in DX-88 for hereditary angioedema, or HAE, and other potential indications will be exercisable after the first phase 2 clinical trial of DX-88 for use in HAE has concluded and we have had an opportunity to review the data. The restructured agreement also provides Dyax with an option to acquire our interest in the potential application of DX-88 for the reduction of blood loss and other effects of systemic inflammatory responses in surgery. This option expires in March 2003.

Under the revised collaboration agreement, the line of credit we extended to Dyax was increased from $3.0 million to $7.0 million. In connection with the increase, Dyax issued a senior secured promissory note in the principal amount of $7.0 million to us under which it can request periodic advances of not less than $250,000 in principal, subject to certain conditions. Advances under this note bear interest at the prime rate plus 2%, which was 6.3% at December 31, 2002, and are due, together with any accrued but unpaid interest, in May 2005. As of December 31, 2002, Dyax had drawn $7.0 million under the note, which we have recorded as a note receivable-related party in our consolidated balance sheet and the combined balance sheet of Genzyme General. Dyax is considered a related party because the chairman and chief executive officer of Dyax is a member of our board of directors and two of our directors are directors of Dyax. Pursuant to the terms of the note, we are not obligated to make advances in excess of $1.5 million during any calendar quarter.

We have two license agreements with Dyax Corp. for Dyax's phage display technology. We pay annual license maintenance fees of $50,000 for this license. We will also make milestone payments and pay royalties on net sales of diagnostic and therapeutic products discovered, made or developed using the licensed technology. From September 1996 through April 2002, we subleased office and laboratory space in Cambridge, Massachusetts to Dyax. Rental payments under this sublease were $53,943 per month. Dyax paid approximately $215,773 in sublease fees to us during 2002.

Note K. Investments in Joint Ventures

Our investment in joint ventures is included in other assets, non-current, on our balance sheet. Except as described below, we own a 50% interest in the following joint ventures, all of which are allocated to Genzyme General:

Joint Venture	Partner(s)	Effective Date	Product/Indication
BioMarin/ Genzyme LLC	BioMarin Pharmaceutical Inc.	September 1998	Aldurazyme enzyme for the treatment of mucopolysaccharidosis-I
Pharming/ Genzyme LLC	Pharming Group N.V. [1]	October 1998	Human alpha-glucosidase for the treatment of Pompe disease (transgenic product)
Genzyme/ Pharming Alliance LLC	Pharming Group N.V. [1]	June 2000	Human alpha-glucosidase for the treatment of Pompe disease (produced using CHO cells)
Diacrin/ Genzyme LLC [2]	Diacrin, Inc.	October 1996	Products using porcine fetal cells; for the treatment of Parkinson's and Huntington's diseases

[1] *In August 2001, Pharming Group and certain of its affiliates filed for court-supervised receivership. We thereafter committed to fund all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenic human alpha-glucosidase to the patients who were enrolled in the clinical trial of the product until they could be transitioned to a CHO-cell derived product. We also acquired the manufacturing facility in Geel, Belgium that was operated by Pharming Group's subsidiary Pharming N.V. as part of our effort to ensure the continued supply of the transgenic product to these patients. Also in August 2001, we terminated our strategic alliance agreement with Pharming Group and certain of its affiliates for the development of a CHO-cell derived product for Pompe disease due to Pharming Group's failure to make funding payments, and thereby assumed full operational and financial responsibility for the development of the CHO-cell derived product and*

Genzyme/Pharming Alliance LLC, which became our wholly-owned subsidiary. In August 2002, we finalized settlement arrangements with Pharming Group and certain of its affiliates related to the Pompe programs. As part of the settlement arrangements, Pharming Group and certain of its affiliates assigned or exclusively licensed to us their intellectual property related to Pompe disease and transferred their interest in Pharming/Genzyme LLC to us. Pharming/Genzyme LLC is now our wholly-owned subsidiary. Pharming Group and certain of its affiliates came out of receivership later in 2002, but are no longer involved in the Pompe program.

(2) *The joint venture is no longer actively developing these products.*

The following tables describe:

- the amount of funding we have provided to each joint venture and unconsolidated affiliate to date;
- amounts due to us by each joint venture and unconsolidated affiliate as of December 31, 2002 for services we provided on behalf of the joint venture, which we have recorded on our balance sheet as prepaids and other current assets;
- our portion of the losses of each joint venture and unconsolidated affiliate for the periods presented, which we have recorded as charges to equity in net loss of unconsolidated affiliates in our statement of operations; and
- total net losses of each joint venture and unconsolidated affiliate for the periods presented.

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	**Total Funding through December 31, 2002**	**Receivables as of December 31, 2002**
BioMarin/Genzyme LLC	**$ 65.2**	**$2.8**
Pharming/Genzyme LLC	**21.9**	**-**
Genzyme/Pharming Alliance LLC	**8.5**	**-**
Diacrin/Genzyme LLC	**33.1**	**-**
GTC	**-**	**2.4**
Totals	**$128.7**	**$5.2**

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	Our Portion of the Net Losses from Our Unconsolidated Affiliates			Total Losses of Our Unconsolidated Affiliates		
	2002	2001	2000	**2002**	2001	2000
BioMarin/Genzyme LLC	**$(14.5)**	$(18.5)	$(12.6)	**$(29.6)**	$(36.9)	$(25.3)
Diacrin/Genzyme LLC	**(0.5)**	(2.3)	(6.2)	**(0.7)**	(3.1)	(8.2)
GTC	**(1.9)**	(4.3)	(2.1)	**(24.3)**	(16.6)	(13.1)
RenaGel LLC	**-**	–	(15.9)	**-**	–	(10.7)
Pharming/Genzyme LLC	**-**	(2.9)	(6.6)	**-**	(5.8)	(13.3)
Genzyme/Pharming Alliance LLC	**-**	(6.5)	(1.5)	**-**	(13.0)	(2.9)
Focal, Inc.	**-**	(1.3)	–	**-**	(6.0)	–
Other	**-**	0.1	(0.1)	**-**	0.3	(0.1)
Totals	**$(16.9)**	$(35.7)	$(45.0)	**$(54.6)**	$(81.1)	$(73.6)

Condensed financial information for our joint ventures and unconsolidated affiliates, excluding GTC, is summarized below:

(Amounts in thousands)	For the years ended December 31, **2002**	2001	2000
Revenue	**$ 296**	$ 1,519	$ 47,083
Gross profit	**(7,692)**	(969)	23,748
Operating expenses	**(22,776)**	(69,450)	(107,621)
Net loss	**(30,321)**	(67,545)	(60,280)

(Amounts in thousands)	December 31, **2002**	2001
Current assets	**$28,080**	$ 11,538
Noncurrent assets	**-**	106
Current liabilities	**5,019**	28,817
Noncurrent liabilities	**-**	–

Agreements and Transactions with Pharming Group N.V.

In 2002, we cancelled our manufacturing contract for the clinical development of the CHO therapy licensed from Synpac and we recorded and allocated to Genzyme General a charge of $8.8 million to research and development to reflect bulk product purchases and contract cancellation charges. The cancellation of our contract with Synpac was a result of our comparison study of our enzyme programs for the treatment of Pompe disease that we concluded during the first quarter of 2002. The enzyme programs included:

- the transgenic enzyme developed by Pharming/Genzyme LLC, our joint venture with Pharming Group;
- the internally developed enzyme derived from a CHO-cell line;

- the CHO enzyme licensed from Synpac (North Carolina), Inc. in 2000; and
- an enzyme produced using technology we obtained in the Novazyme acquisition in 2001.

The analysis of the data from the study indicated that our internally developed CHO-cell product offers the clearest and most efficient pathway to commercialization based on both clinical and manufacturing considerations. In addition to the cancellation of our contract with Synpac and the $8.8 million charge, we:

- will continue to supply the CHO therapy licensed from Synpac to patients participating in the extensions of clinical trials, until they can be transitioned to the internally developed CHO-cell product; and
- will proceed with the pre-clinical development of an enzyme produced using technology we obtained through the acquisition of Novazyme as a potential next-generation therapy for Pompe disease and utilize Novazyme's engineering technologies to develop improved second-generation versions of our marketed products and optimal products for the treatment of other LSDs.

In 2001, we recorded $27.0 million of charges to selling, general and administrative expenses resulting from Pharming Group N.V.'s decision to file for and operate under a court-supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group, and a charge of $16.8 million representing our commitment to fund all of the operations of the LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the patients currently enrolled in the clinical trial of this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August 2001 and have assumed full operational and financial responsibility for the development of the CHO-cell product. Pharming/Genzyme LLC, the vehicle for our joint venture with Pharming Group covering a transgenic product for Pompe disease continues to exist; however, we do not intend to commercialize this product.

As of December 31, 2002, only three patients of the nine patients enrolled in the clinical trial of the transgenic product have not been transitioned to a CHO-cell derived product. We determined we had sufficient quantities of transgenic product to cover the patients until they are finally transferred. As a result, we revised our estimated cost of this legal obligation and reversed $5.5 million of amounts in excess of requirements to selling, general and administrative expense in December 2002.

At December 31, 2002, $2.6 million remained in the reserve for our contractual obligation to provide transgenic product as follows (amounts in thousands):

Initial commitment to fund the operations of the transgenic program	$16,807
Payments in 2001	(2,683)
Balance at December 31, 2001	14,124
Payments in 2002	(6,031)
Revision of estimate	(5,497)
Balance at December 31, 2002	$ 2,596

In 2001, we recorded a charge of $4.7 million to research and development expenses, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we determined was uncollectible. We allocated this charge to Genzyme General.

Note L. Accrued Expenses

	December 31,	
(Amounts in thousands)	**2002**	2001
Compensation	**$ 65,880**	$ 51,827
Purchase accrual	**27,548**	12,508
Bank overdraft	**18,194**	19,468
Other	**79,132**	60,937
Total accrued expenses	**$190,754**	$144,740

Note M. Long-Term Debt and Leases

Long-Term Debt and Capital Lease Obligations

While we are responsible for repaying all long-term debt and capital lease obligations, we allocate these obligations to our operating divisions for financial reporting purposes based on the intended use of the funds.

Our long-term debt and capital lease obligations consist of the following:

	December 31,	
(Amounts in thousands)	**2002**	2001
3% convertible subordinated debentures due May 2021	**$ 575,000**	$575,000
Revolving credit facility maturing in December 2003	**284,000**	234,000
6.9% convertible subordinated note due May 2003	**10,000**	10,000
Notes payable	**7**	6,723
Capital lease obligations	**25,768**	26,832
	$ 894,775	$852,555
Less current portion	**(294,737)**	(7,746)
Total	**$ 600,038**	$844,809

Over the next five years, we will be required to repay the following principal amounts on our long-term debt (excluding capital leases) (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$294.0	–	–	$575.0	–	–

3% Convertible Subordinated Debentures

In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021. After deducting the underwriter's discount and offering costs of $12.9 million, net proceeds from the offering were approximately $562.1 million. We have allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We pay interest on these debentures on May 15 and November 15 each year.

Holders may surrender their debentures for conversion into shares of Genzyme General Stock at a conversion price of approximately $70.30 per share, subject to adjustment, if any of the following conditions is satisfied:

- if the closing sale price of Genzyme General Stock for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender is more than 110% of the conversion price per share of Genzyme General Stock;
- if we have called the debentures for redemption; or
- upon the occurrence of specified corporate transactions.

Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. The redemption price would be 100.75% of the principal amount if redeemed from May 20, 2004 through May 14, 2005, and 100% of the principal amount thereafter.

Interest expense related to these debentures was $20.0 million in 2002, which includes $2.8 million for amortization of offering costs and $12.9 million in 2001, which includes $1.8 million for amortization of offering costs. The fair value of these debentures was $532.6 million at December 31, 2002 and $631.8 million at December 31, 2001.

5¼% Convertible Subordinated Notes

In June 2001, we completed the redemption of our $250.0 million in principal of 5¼% convertible subordinated notes that were originally due 2005. Prior to the redemption date, holders of the notes elected to convert substantially all of the principal of the notes into approximately 12,597,000 shares of Genzyme General Stock, 685,000 shares of Biosurgery Stock and 682,000 shares of Molecular Oncology Stock. On June 15, 2001, the redemption date, we redeemed the remaining notes using cash allocated to Genzyme General.

Revolving Credit Facility

At December 31, 2000, we had access to a $500.0 million revolving credit facility, $150.0 million of which matured in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000, $368.0 million was outstanding under this facility, $150.0 million of which was allocated to Genzyme General and $218.0 million of which was allocated to Genzyme Biosurgery. In May 2001, we repaid the $150.0 million we had drawn under this facility to finance a portion of the cash component of the GelTex merger consideration. In November 2001, we drew an additional $17.0 million under the $350.0 million facility that matures in December 2003, all of which was allocated to Genzyme Biosurgery. In December 2001, we repaid $1.0 million of the funds drawn under this facility using cash allocated to Genzyme Biosurgery. We allowed the $150.0 million facility to expire without renewal at its maturity date in December 2001. As of December 31, 2002, we have access to a $350.0 million revolving credit facility that matures in December 2003, of which $284.0 million remained outstanding and allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin, which was, in the aggregate, 2.5% at December 31, 2002. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants. We intend to refinance our revolving credit facility in 2003.

5% Convertible Subordinated Debentures

In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures that were originally due 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1,305,000 shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General.

6.9% Convertible Subordinated Note

In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note due May 14, 2003 in favor of UBS Warburg LLC. At December 31, 2002, $10.0 million principal amount of this note remained outstanding. We use cash allocated to Genzyme Biosurgery to satisfy debt service on this note.

Notes Payable

In connection with our acquisition of Novazyme in September 2001, we assumed a note payable that matured in December 2002, in the amount of $1.6

million. In connection with our acquisition of GelTex in December 2000, we assumed notes payable, which matured in June and September 2002, aggregating $5.4 million. We used cash allocated to Genzyme General to satisfy these debts.

Capital Leases

In connection with our acquisition of GelTex in December 2000, we assumed a capital lease obligation pursuant to an October 1998 lease agreement for the construction of GelTex's administrative offices in Waltham, Massachusetts. The lease provides for the lessor to fund the construction of the facility in exchange for interest-only lease payments equal to the total amount funded by the lessor multiplied by the LIBOR rate plus 1.8%. The construction was completed in October 1999 and the construction costs funded by the lessor aggregated $25.0 million. After giving effect to an interest rate swap agreement, we make monthly interest payments of $187,000 based on a fixed rate of 8.99% and an outstanding principal amount of $25.0 million. Therefore, we will make annual interest payments under this lease of approximately $2.1 million each year through 2005. The $25.0 million capital lease obligation and corresponding building is recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General. The building is being depreciated over its estimated useful life.

During the term of the lease, we have the option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million, plus any accrued and unpaid lease payments and certain other costs, which aggregate amount is referred to as the Purchase Option Price. At the end of the lease term of October 31, 2005, we have the option to:

- purchase the building and improvements for the Purchase Option Price;
- arrange for the facility to be purchased by a third party; or
- return the building and improvements to the lessor.

In the case of the latter two options, however, we are contingently liable to the extent the lessor is not able to realize 85% of the Purchase Option Price upon the sale or disposition of the property.

In December 2000, in connection with the acquisition of Biomatrix, we assumed the remaining principal balance of $1.5 million due under a $2.3 million capital lease that Biomatrix had entered into with GE Capital in December 1998. The lease has a five-year term, a coupon rate of 7.4%, and is payable in equal monthly installments. Certain of the machinery and equipment we acquired through the merger is pledged as collateral for this financing.

In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in the second half of 2003 and the value of the building and related obligation will be recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General when we begin to occupy the space. We have included estimated payments for this lease in the summary capital lease schedule below. The lease term is for fifteen years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.

Over the next five years and thereafter, we will be required to repay the following amounts under non-cancellable capital leases (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$6.4	$10.7	$35.7	$8.5	$8.5	$101.3

Operating Leases

In July 2002, we entered into an agreement to lease 61,101 square feet of additional office space in Cambridge, Massachusetts. We allocate the future minimum payments due under the lease 50% to Genzyme General and 50% to Genzyme Biosurgery based upon our current assessment of the long-term occupancy ratio for this location. The term of the lease is seven years with rent payable monthly in advance commencing on October 1, 2002. Remaining fixed rent payments during the term of the lease are as follows (amounts in thousands):

	Allocated to		
	Genzyme General	Genzyme Biosurgery	Total
2003	$1,016	$1,016	$ 2,032
2004	1,045	1,045	2,090
2005	1,076	1,076	2,152
2006	1,099	1,099	2,198
2007	1,099	1,099	2,198
Thereafter	1,923	1,923	3,846
Total	$7,258	$7,258	$14,516

Pursuant to the terms of the lease agreement, we are obligated to pay, in addition to yearly fixed rent, our pro rata share of the landlord's operating costs and the real estate taxes for the property in excess of the landlord's operating costs and real estate taxes for 2002. In addition, the landlord will charge us for direct use of electricity at cost. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms with rent equal to the greater of the current base rent

or 95% of fair market value. The lease also provides three options to lease a total of 45,577 square feet of additional space at the property and first offer options on additional space that becomes available in the building.

In May 2002, we entered into an agreement to lease an 85,808 square foot building and related parking area in Westborough, Massachusetts for our genetic testing business. The term of the lease is ten years with rent payable in advance commencing August 1, 2002. Remaining fixed rent payments during the term of the lease are as follows (amounts in thousands):

2003	$ 627
2004	714
2005	930
2006	1,060
Thereafter	7,097
Total	$10,428

Pursuant to the terms of the net lease agreement, we are obligated to pay, in addition to yearly fixed rent, the taxes, betterment assessments, insurance costs, utility charges, base operating costs and certain other expenses related to the property under lease. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms and a one-time option, exercisable during the first five years of the lease, to purchase the land and building under lease.

We lease facilities and personal property under non-cancellable operating leases with terms in excess of one year. Our total expense under operating leases was (amounts in millions):

For the years ended December 31,		
2002	2001	2000
$35.5	$33.7	$27.7

Over the next five years and thereafter, we will be required to pay the following amounts under non-cancellable operating leases (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$32.7	$27.7	$20.6	$13.6	$10.5	$109.6

In June 1992, we entered into a 65-year land lease with an unaffiliated lessor. Our expenses under this lease, which are allocated to Genzyme General, were $1.5 million in each of 2002, 2001 and 2000. Our rent under this lease increases every five years based on the Consumer Price Index or, at a minimum, 3% per year.

In August 2001, we entered into a lease agreement with an unaffiliated lessor for approximately 16 acres of land at the Waterford Industrial Estate in the county of Waterford, Ireland. The land will be used for the development of a multi-product manufacturing center. The lease term is for 999 years with a *de minimis* amount of rent payable in advance on January 1st of each year.

Note N. Stockholder's Equity

Preferred Stock

	At December 31, 2002			At December 31, 2001		
Series	**Authorized**	**Issued**	**Outstanding**	Authorized	Issued	Outstanding
Series A Junior Participating, $0.01 par value	**2,000,000**	**–**	**–**	2,000,000	–	–
Series B Junior Participating, $0.01 par value	**1,000,000**	**–**	**–**	1,000,000	–	–
Series C Junior Participating, $0.01 par value	**400,000**	**–**	**–**	400,000	–	–
Undesignated	**6,600,000**	**–**	**–**	6,600,000	–	–
Total	**10,000,000**	**–**	**–**	10,000,000	–	–

Our charter permits us to issue shares of preferred stock at any time in one or more series. Our board of directors will establish the preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock before it is issued.

Stock Rights

Under our shareholder rights plan, each outstanding share of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock also represents one preferred stock purchase right for that series of stock. When the stock purchase rights become exercisable, the holders of our common stock will be entitled to purchase the following:

- Genzyme General Stock right: one share of Series A Junior Participating Preferred Stock, par value $0.01 per share, for $150.00;
- Biosurgery Stock right: one share of Series B Junior Participating Preferred Stock, par value $0.01 per share, for $80.00; and
- Molecular Oncology Stock right: one share of Series C Junior Participating Preferred Stock, par value $0.01 per share, for $26.00.

A stock purchase right becomes exercisable either:

- ten days after our board of directors announces that a third party has become the owner of 15% or more

of the total voting power of our outstanding common stock combined; or

- ten business days after a third party announces or initiates a tender or exchange offer that would result in that party owning 15% or more of the total voting power of our outstanding common stock combined.

In either case, the board of directors can extend the ten-day delay. These stock purchase rights expire in March 2009.

Common Stock

We have three series of common stock – Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock – which we also refer to as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company.

The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stocks.

Our charter also requires that distributions be made to holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to that stock's corresponding division are sold to a third party. This mandatory distribution can be in the form of a dividend, a redemption of the division's related tracking stock or an exchange of that tracking stock for Genzyme General Stock, as chosen by our board of directors in its discretion. The distribution, if by dividend or redemption, must equal in value the net after-tax proceeds received from the sale. If our board of directors chooses to make the distribution by issuing Genzyme General Stock in exchange for the selling division's related tracking stock, then the exchange must be effected at a 10% premium to the corresponding tracking stock's average market price calculated over a ten day period beginning on the first business day following the announcement of the sale.

While tracking stock is designed to reflect a division's performance, it is common stock of the entire company. Therefore, a holder of tracking stock is a common stockholder subject to risks of investing in the business, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to any division are nonetheless subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, a holder of tracking stock would have no direct claim against the assets allocated to the corresponding tracked division; a holder of tracking stock would only have the rights of a common stockholder in the combined assets of Genzyme, subject also to the Genzyme charter's allocation of liquidation units as discussed below under the subheading "Liquidation Units."

Common Stock

Series	At December 31, 2002			At December 31, 2001	
	Authorized	**Issued**	**Outstanding**	Issued	Outstanding
Genzyme General Stock, $0.01 par value	**500,000,000**	**214,813,668**	**214,707,310**	213,179,196	213,072,838
Genzyme Biosurgery Stock, $0.01 par value	**100,000,000**	**40,482,299**	**40,482,299**	39,554,105	39,554,105
Genzyme Molecular Oncology Stock, $0.01 par value	**40,000,000**	**16,898,820**	**16,898,820**	16,762,331	16,762,331
Undesignated	**50,000,000**	**-**	**-**	-	-
Total	**690,000,000**	**272,194,787**	**272,088,429**	269,495,632	269,389,274

Rights of Common Stock

Voting Rights

Genzyme General Stock is entitled to one vote per share, which is never adjusted. However, the votes per share of our other series of common stock are adjusted every two years. Specifically, on January 1, 2003 and every second anniversary thereafter, the vote per share to which each series is entitled will be recalculated based on that stock's fair market value divided by the fair market value of a share of Genzyme General Stock, with "fair market value" meaning the average closing price over the 20 consecutive trading days beginning the 30th trading day preceding the January 1st adjustment date. At December 31, 2002 each series of common stock was entitled the following vote per share:

Series	Vote Per Share
Genzyme General Stock	1.00
Biosurgery Stock	0.28
Molecular Oncology Stock	0.28

As stated above, on January 1, 2003, the voting rights for Biosurgery Stock and Molecular Oncology Stock were adjusted based on the fair market value of the stock. The adjusted voting rights are as follows:

Series	Vote Per Share
Genzyme General Stock	1.00
Biosurgery Stock	0.08
Molecular Oncology Stock	0.07

Liquidation Units

If we were to dissolve, liquidate or wind up our affairs, other than as part of a merger, business combination or sale of substantially all of our assets, our stockholders would receive any remaining assets according to the percentage of total liquidation units that they hold. Each series of our common stock is entitled to the following liquidation units:

Series	Units
Genzyme General Stock	100
Biosurgery Stock	100
Molecular Oncology Stock	50

Although we adjust liquidation units to prevent dilution in the event of some subdivisions, combinations or distributions of common stock, we do not adjust them to reflect changes in the relative market value or performance of the tracked divisions.

Two-for-One Stock Split

At our annual meeting on May 31, 2001, our shareholders approved an amendment to our charter which increased the total number of authorized shares of Genzyme common stock from 390,000,000 to 690,000,000 and increased the number of such shares designated as Genzyme General Stock from 200,000,000 to 500,000,000. On June 1, 2001, we completed a two-for-one split of Genzyme General Stock by means of a 100% stock dividend paid to holders of Genzyme General Stock of record on May 24, 2001. We distributed a total of 97,183,724 shares of Genzyme General Stock to holders of Genzyme General Stock in connection with the stock split. All share and per share amounts for Genzyme General Stock have been retroactively revised for all periods presented to reflect the two-for-one split.

Stock Offering

In July 2000, we sold 1,607,400 shares of Molecular Oncology Stock to a limited number of purchasers at a price of $12.91 per share. We received approximately $20.7 million of net proceeds from the offering, which we allocated to Genzyme Molecular Oncology.

Directors' Deferred Compensation Plan

Each member of our board of directors who is not also one of our employees may defer receipt of all or a portion of the cash compensation payable to him or her as a director and receive either cash or stock in the future. Under this plan, the director may defer his or her compensation until his or her services as a director cease or until another date specified by the director.

Under a deferral agreement, a participant indicates the percentage of deferral to allocate to cash and stock, upon which a cash deferral account and a stock deferral account is established. The cash account bears interest at the rate paid on 90-day Treasury bills with interest payable quarterly.

The stock account is for amounts invested in hypothetical shares of Genzyme General Stock, Biosurgery Stock or Molecular Oncology Stock. Under the deferral agreement, a participant directs us how to allocate amounts among each series of stock. These amounts will be converted into shares quarterly at the average closing price of the stock for all trading days during the quarter, for each series of stock.

Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the

year following a director's termination of service or, subject to certain restrictions, in any year elected by the participant. As of December 31, 2002, three of the seven eligible directors had accounts under this plan, and one director is currently participating under this plan.

We have reserved the following numbers of shares to cover distributions credited to stock accounts under the plan:

- 100,000 shares of Genzyme General Stock;
- 63,820 shares of Biosurgery Stock; and
- 50,000 shares of Molecular Oncology Stock.

We had not made any stock distributions under this plan as of December 31, 2002. In January 2002, we made a cash distribution of $15,783 to one director under the terms of his deferral agreement.

Equity Plans

The 2001 Equity Incentive Plan is an amendment and restatement of the 1990 Equity Incentive Plan which was merged into the 2001 Equity Incentive Plan and approved by stockholders in May 2001. The purpose of the plan is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. All of our employees are eligible to receive grants under the 2001 Equity Incentive Plan. The plan provides for the grant of incentive stock options, nonstatutory stock options, and restricted or unrestricted stock awards which may be based on specified performance measures. The exercise price of option grants may not be less than the fair market value at the date of grant. Options granted under the plan may not be re-priced without stockholder approval. Each grant has a maximum term of ten years and generally vests over four years. The compensation committee of our board determines the terms and conditions of each award, including who is eligible to receive awards, the form of payment of the exercise price, the number of shares granted and the exercisability date.

The purpose of the 1997 Equity Incentive Plan is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. All of our employees, except for our officers and directors, are eligible to receive grants under this plan. The 1997 Equity Incentive Plan provides for the grant of nonstatutory stock options, stock equivalents, stock appreciation rights and restricted or unrestricted stock awards. No incentive stock options may be granted under the 1997 Equity Incentive Plan. The exercise price of option grants may not be less than the fair market value at the date of grant. Option grants have a maximum term of ten years and generally vest over four years. The compensation committee of our board determines the terms and conditions of each award, including who is eligible to receive awards, the form of payment of the exercise price, the number of shares granted and the exercisability date. The 1997 Equity Plan was approved by our board of directors in October 1997.

Nonstatutory options under our 1998 Director Stock Option Plan are automatically granted with an exercise price at fair market value to non-employee members of our board of directors when they are elected or re-elected as directors. These options expire ten years after the initial grant date and vest as to one-third of each grant on the date of each annual stockholders meeting following the date of grant. The 1998 Director Stock Option Plan was approved by stockholders in May 1998, and amended by stockholders in May 2001.

The following tables depict activity under our stock option plans:

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
Genzyme General Stock:			
Outstanding at December 31, 1999	23,219,014	$15.56	11,266,106
Granted	7,729,856	23.44	
Granted – premium price	202,760	28.23	
Exercised	(6,183,902)	13.20	
Forfeited and cancelled	(807,018)	21.21	
Outstanding at December 31, 2000	24,160,710	18.60	10,723,368
Granted	6,688,060	52.51	
Exercised	(4,953,670)	14.66	
Forfeited and cancelled	(534,320)	28.38	
Outstanding at December 31, 2001	25,360,780	27.80	11,815,491
Granted	6,950,890	32.52	
Exercised	(1,204,888)	14.76	
Forfeited and cancelled	(1,244,058)	36.79	
Outstanding at December 31, 2002	29,862,724	$29.23	16,002,081

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
Biosurgery Stock:			
Outstanding at December 18, 2000	–	$ –	–
Conversion from Surgical Products Stock options	1,794,684	11.02	
Conversion from Tissue Repair Stock options	1,258,952	24.28	
Assumed from Biomatrix	1,706,639	16.79	
Exercised	(717)	5.59	
Forfeited and cancelled	(19,640)	23.61	
Outstanding at December 31, 2000	4,739,918	16.65	2,444,601
Granted	3,644,850	7.58	
Exercised	(119,037)	3.76	
Forfeited and cancelled	(1,261,861)	14.23	
Outstanding at December 31, 2001	7,003,870	12.54	3,783,030
Granted	2,107,453	4.32	
Exercised	(18,373)	6.02	
Forfeited and cancelled	(950,920)	10.34	
Outstanding at December 31, 2002	8,142,030	$10.65	4,734,922
Molecular Oncology Stock:			
Outstanding at December 31, 1999	1,809,110	$ 6.14	656,648
Granted	603,061	12.65	
Granted – premium price	32,167	23.19	
Exercised	(211,113)	6.66	
Forfeited and cancelled	(82,214)	6.84	
Outstanding at December 31, 2000	2,151,011	8.13	834,955
Granted	671,952	14.83	
Exercised	(15,934)	5.99	
Forfeited and cancelled	(33,010)	15.40	
Outstanding at December 31, 2001	2,774,019	9.68	1,407,425
Granted	845,811	2.44	
Exercised	(497)	4.68	
Forfeited and cancelled	(68,294)	9.23	
Outstanding at December 31, 2002	3,551,039	$ 7.97	1,990,842
Surgical Products Stock:			
Outstanding at December 31, 1999	2,990,570	$ 6.65	563,048
Granted	47,900	10.64	
Exercised	(63,194)	6.69	
Forfeited and cancelled	(13,751)	7.02	
Conversion to Biosurgery Stock options	(2,961,525)	6.69	
Outstanding at December 31, 2000, 2001 and 2002	–		
Tissue Repair Stock:			
Outstanding at December 31, 1999	4,175,766	$ 8.02	1,905,031
Granted	47,217	6.41	
Exercised	(71,615)	4.47	
Forfeited and cancelled	(395,545)	6.76	
Conversion to Biosurgery Stock options	(3,755,823)	8.14	
Outstanding at December 31, 2000, 2001 and 2002	–		

The total exercise proceeds for all options outstanding at December 31, 2002 is:

- $872.8 million for Genzyme General Stock;
- $86.7 million for Biosurgery Stock; and
- $28.3 million for Molecular Oncology Stock.

The following tables contain information regarding the range of option prices as of December 31, 2002:

Genzyme General Stock:

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Exercisable: Number Exercisable	Exercisable: Weighted Average Exercise Price
$ 0.21 – $14.00	6,137,307	2.98	$10.38	4,394,066	$11.51
14.09 – 26.50	7,516,928	6.07	21.03	5,865,878	20.17
26.79 – 29.44	2,504,286	6.29	29.31	1,585,104	29.37
29.49 – 32.52	6,448,547	9.29	32.44	1,363,216	32.33
32.69 – 59.88	7,255,656	8.40	50.77	2,793,817	51.12
$ 0.21 – $59.88	29,862,724	6.71	$29.23	16,002,081	$25.14

Biosurgery Stock:

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Exercisable: Number Exercisable	Exercisable: Weighted Average Exercise Price
$ 1.88 – $ 4.24	1,832,735	9.39	$ 4.18	358,759	$ 4.18
4.25 – 6.26	1,336,212	8.09	6.02	546,019	5.98
6.34 – 8.69	1,901,749	7.94	6.83	1,181,422	6.84
8.86 – 11.04	1,344,310	6.45	11.00	1,129,036	11.00
11.33 – 116.51	1,727,024	4.96	25.06	1,519,686	23.41
$ 1.88 – $116.51	8,142,030	7.41	$10.65	4,734,922	$12.85

Molecular Oncology Stock:

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Exercisable: Number Exercisable	Exercisable: Weighted Average Exercise Price
$1.72 – $ 2.31	12,000	8.86	$ 2.05	3,700	$ 2.23
2.33 – 2.33	802,290	9.41	2.33	150,268	2.33
2.63 – 5.75	582,571	6.22	4.70	414,458	4.62
7.00 – 7.00	906,276	4.98	7.00	906,276	7.00
7.68 – 26.85	1,247,902	7.93	13.88	516,140	13.84
$1.72 – $26.85	3,551,039	7.23	$ 7.97	1,990,842	$ 7.92

Employee Stock Purchase Plan

Our 1999 Employee Stock Purchase Plan allows full-time employees to purchase our stock at a discount. The number of shares authorized for purchase under the plan as of December 31, 2002 are:

- 1,289,299 shares of Genzyme General Stock;
- 970,600 shares of Biosurgery Stock; and
- 650,000 shares of Molecular Oncology Stock.

We place limitations on the number of shares of each series of stock that can be purchased under the plan in a given year.

The following table shows the shares purchased by employees for the past three years:

Shares Purchased	Genzyme General Stock	Biosurgery Stock	Molecular Oncology Stock	Surgical Products Stock	Tissue Repair Stock
2000	554,980	44,482	133,763	106,222	174,166
2001	547,787	252,681	158,629	0	0
2002	415,622	283,043	135,900	0	0
Available for purchase as of December 31, 2002	284,021	216,069	95,624	0	0

Stock Compensation Plans

The disclosure regarding how we account for our four stock-based compensation plans: the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans) and the 1999 Employee Stock Purchase Plan is included in Note A., "Significant Accounting Policies – Accounting for Stock-Based Compensation," to our consolidated financial statements.

Warrants

Warrant activity is summarized below:

	Genzyme General Stock		Genzyme Biosurgery Stock	
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding at December 31, 1999	–	–	–	–
Sentron Medical, Inc	–	–	3,352	$ 22.80
Assumed from GelTex	102,706	$ 9.09 – $35.50	–	–
Outstanding at December 31, 2000	102,706	$ 9.09 – $35.50	3,352	$ 22.80
Assumed from Focal	–	–	4,203	$40.18 – $77.83
Assumed from Novazyme	3,909	$ 13.13	–	–
Warrants exercised	(97,023)	–	–	–
Warrants expired	(2,162)	–	–	
Outstanding at December 31, 2001	7,430	$16.57 – $18.94	7,555	$ 22.80–$77.83
Additional GelTex warrants	6,638	$ 16.57	–	–
Warrants exercised	(13,164)	$ 16.57	–	–
Warrants expired	(904)	$ 18.94	(431)	$ 45.89
Outstanding at December 31, 2002	–	–	7,124	$22.80 – $77.83

Purchase Rights

Upon our acquisition of Novazyme, we assumed certain third parties' rights to purchase Novazyme Series B preferred stock that we converted into rights to purchase 66,830 shares of Genzyme General Stock for an aggregate purchase price of $1,216,306. These purchase rights expire 15 days following the filing of our first Investigational New Drug application with the FDA for a treatment for Pompe disease utilizing certain technology acquired from Novazyme.

Purchase rights activity is summarized below:

	Genzyme General Stock	
	Purchase Rights	Exercise Price
Outstanding at December 31, 2000	–	–
Assumed from Novazyme	66,830	$18.20
Rights exercised	(46,001)	$18.20
Outstanding at December 31, 2001	20,829	$18.20
Rights exercised	(798)	$18.20
Outstanding at December 31, 2002	20,031	$18.20

Designated Shares

Designated shares are authorized shares of Biosurgery Stock and Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds or benefits to the division that the series of stock tracks. Designated shares are not eligible to receive dividends and cannot be voted by us. We create designated shares when we transfer cash or other assets from Genzyme General to Genzyme Biosurgery or Genzyme Molecular Oncology or from other interdivision transactions. Our board of directors may issue designated shares:

- as a stock dividend to the holders of Genzyme General Stock;
- by selling the shares in a public or private sale and allocating all of the proceeds to Genzyme General; and
- when convertible securities are converted, the proceeds of which will be allocated to Genzyme General.

Distribution of Designated Shares

We will distribute designated shares of Biosurgery Stock and Molecular Oncology Stock each year to holders of Genzyme General Stock if the number of designated shares of a particular series exceeds 10% of the number of shares of that series issued and outstanding as of the following dates:

- September 30th for Biosurgery Stock; and
- November 30th for Molecular Oncology Stock.

We will not distribute an amount of designated shares equal to the sum of:

- the designated shares reserved for issuance upon the exercise or conversion of Genzyme General convertible securities; and
- the number of designated shares our board of directors reserved as of September 30th for Biosurgery Stock and November 30th for Molecular Oncology Stock for sale not later than six months after these dates.

Any proceeds from the sale of designated shares will be allocated to Genzyme General.

Designated share activity is summarized in the following table:

	Biosurgery Designated Shares	Molecular Oncology Designated Shares	Surgical Products Designated Shares	Tissue Repair Designated Shares
Balance at December 31, 1999	–	1,688,237	1,164,839	2,238,053
Increase from interdivision cash allocation	–	676,254	–	1,692,657
Repayment of portion of interdivision cash allocation	–	(364,293)	–	–
Stock options exercised	(517)	–	–	(97,209)
Conversion to Biosurgery designated shares	–	–	(1,164,839)	(3,833,501)
Conversion from Surgical Products designated shares	705,892	–	–	–
Conversion from Tissue Repair designated shares	1,284,989	–	–	–
Balance at December 31, 2000	1,990,364	2,000,198	–	–
Increase from interdivision cash allocation	1,902,949	333,333		
Issuance from conversion of 5¼% convertible subordinate notes	(684,955)	(682,449)		
Stock options exercised	(10,681)	–		
Balance at December 31, 2001	3,197,677	1,651,082		
Stock options exercised	(2,837)	–		
Balance at December 31, 2002	3,194,840	1,651,082		

In connection with our creation of Genzyme Biosurgery in December 2000, each Surgical Products designated share was converted into 0.6060 of a Biosurgery designated share and each Tissue Repair designated share was converted into 0.3352 of a Biosurgery designated share.

Interdivisional Financing Arrangements

Genzyme Biosurgery

Our board of directors has made $25.0 million of Genzyme General's cash available to Genzyme Biosurgery. Under this arrangement, Genzyme Biosurgery is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. Genzyme Biosurgery has made the following draws during the past three fiscal years:

- 2000 – two draws aggregating $10.0 million in exchange for a reserve of approximately 1.7 million Tissue Repair designated shares, which shares were converted into approximately 0.6 million Biosurgery designated shares;
- 2001 – $12.0 million in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares;
- 2002 – none.

At December 31, 2002, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

Genzyme Molecular Oncology

Our board of directors has made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under this arrangement, Genzyme Molecular Oncology is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as

defined in our charter) of Molecular Oncology Stock at the time of the draw. Genzyme Molecular Oncology has made the following draws during the past three fiscal years:

- 2000 – $15.0 million in exchange for a reserve of approximately 0.7 million Molecular Oncology designated shares;
- 2001 – $4.0 million in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares;
- 2002 – none.

At December 31, 2002, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

Note O. Other Commitments and Contingencies

We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2002 which, if adversely decided, would have a material adverse effect on our results of operations, financial condition or liquidity.

In 2000, we recorded a gain of approximately $5.1 million in connection with proceeds received from the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to us. We allocated these proceeds to Genzyme General and recorded them as other income.

Pursuant to the terms of our joint venture agreement with BioMarin, for the development and commercialization of Aldurazyme enzyme, we are obligated to pay BioMarin a $12.1 million milestone payment upon receipt of FDA approval of the BLA for Aldurazyme enzyme.

Guarantees

In November 2002, the FASB issued FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34." We have applied the disclosure provisions of this FIN 45 as of December 31, 2002. The following is a summary of our agreements that we have determined are within the scope of FIN 45.

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a Director and Officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. We have no liabilities recorded for these agreements as of December 31, 2002.

We enter into standard indemnification agreements in our ordinary course of business. Pursuant to these agreements, we indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally our business partners or customers, in connection with any U.S. patent, or any copyright or other intellectual property infringement claim by any third party with respect to our products. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. We have no liabilities recorded for these agreements as of December 31, 2002.

When as part of an acquisition we acquire all of the stock or all of the assets and liabilities of a company, we assume the liability for certain events or occurrences that took place prior to the date of acquisition. The maximum potential amount of future payments we could be required to make for such obligations is undeterminable at this time. We have no liabilities recorded for these liabilities as of December 31, 2002.

Note P. Income Taxes

Our income (loss) before income taxes and the related income tax expense (benefit) are as follows:

	For the years ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Domestic	**$ 92,016**	$(138,630)	$(20,791)
Foreign	**12,195**	20,287	13,329
Total	**$104,211**	$(118,343)	$ (7,462)
Currently payable:			
Federal	**$ (3,598)**	$ 44,810	$ 55,469
State	**4,249**	3,846	2,982
Foreign	**7,694**	8,123	3,607
Total	**8,345**	56,779	62,058
Deferred:			
Federal	**11,137**	(41,416)	(3,322)
State	**(882)**	(2,770)	(182)
Foreign	**415**	(14,613)	(3,076)
Total	**10,670**	(58,799)	(6,580)
(Benefit from) provision for income taxes	**$ 19,015**	$ (2,020)	$ 55,478

Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the years ended December 31,		
	2002	2001	2000
Tax provision (benefit) at U.S. statutory rate	**35.0%**	(35.0%)	(35.0%)
Losses in less than 80% owned subsidiaries with no current tax benefit	**–**	–	(45.5)
State taxes, net	**3.2**	0.9	25.6
Foreign sales corporation and extra-territorial income	**(8.9)**	(8.7)	(105.8)
Nondeductible amortization	**–**	13.2	53.9
Charge for purchased research and development	**0.6**	27.5	939.0
Benefit of tax credits	**(15.7)**	(4.0)	(51.9)
Foreign rate differential	**3.8**	0.9	(13.5)
Utilization of operating loss carryforwards	**–**	(1.8)	–
Write-off of non-deductible goodwill	**–**	4.4	–
Other	**0.3**	0.9	(23.3)
Effective tax rate	**18.3%**	(1.7%)	743.5%

The components of net deferred tax assets (liabilities) are described in the following table:

	December 31,	
(Amounts in thousands)	**2002**	2001
Deferred tax assets:		
Net operating loss carryforwards	**$ 8,189**	$ 34,211
Tax credits	**26,335**	19,448
Realized and unrealized capital losses	**21,796**	–
Inventory	**12,886**	49,817
Intercompany profit in inventory eliminations	**63,005**	–
Reserves, accruals and other	**19,471**	37,088
Gross deferred tax assets	**151,682**	140,564
Valuation allowance	**(1,022)**	–
Net deferred tax assets	**150,660**	140,564
Deferred tax liabilities:		
Depreciable assets	**(14,220)**	(19,371)
Realized and unrealized capital gains	**–**	(8,640)
Deferred gain	**(898)**	(898)
Intangible amortization	**(190,195)**	(214,585)
Net deferred tax liabilities	**$ (54,653)**	$(102,930)

Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income and capital gain income before loss and capital loss carryforwards expire. While it is not assured, we believe that it is more likely than not that we will be able to realize all of our net deferred tax assets. The amount we can realize, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 2002, we had for U.S. income tax purposes, net operating loss carryforwards of $18.1 million and tax credit carryforwards of $26.3 million. Our net operating loss carryforwards expire between 2007 and 2021 and the tax credits expire between 2009 and 2022. For foreign purposes, we had net operating loss carryforwards of $14.9 million in 2002, which carryforward indefinitely.

Our federal and various state income tax returns are currently under examination. While the ultimate results of such examinations cannot be predicted with certainty, we believe that the examinations will not have a material adverse effect on future operating results. As a result of the resolution of several tax audit matters in 2001, we recognized $2.2 million of net tax benefits.

We recognized a $4.3 million tax benefit during the fourth quarter of 2002 as a result of additional tax credits identified during the preparation of our 2001 tax return, which we allocated to Genzyme General.

Note Q. Benefit Plans

We have a 401(k) plan that covers nearly all of our employees. We also maintain a separate 401(k) plan for the former employees of Deknatel Snowden Pencer, Inc., which we acquired in 1996. These plans permit qualifying employees to make contributions up to a specified percentage of their compensation, and we match a portion of those contributions. We contributed the following amounts to our 401(k) plans (amounts in millions):

	2002	2001	2000
Allocated to Genzyme General	**$7.5**	$5.9	$1.5
Allocated to Genzyme Biosurgery	**1.7**	2.1	2.6
	$9.2	$8.0	$4.1

Retirement Plans

We have defined benefit pension plans for certain employees in foreign countries. These plans are funded in accordance with requirements of the appropriate regulatory bodies governing each plan.

The following table sets forth the funded status and amounts recognized for our foreign defined benefit pension plans (amounts in thousands):

	December 31,	
	2002	2001
Change in benefit obligation:		
Projected benefit obligation, beginning of year	**$22,520**	$19,213
Service cost	**1,293**	869
Interest cost	**1,399**	1,151
Plan participants' contributions	**694**	497
Actuarial loss	**1,669**	1,475
Foreign currency exchange rate changes	**2,836**	(419)
Benefits paid	**(266)**	(266)
Projected benefit obligation, end of year	**$30,145**	$22,520

	December 31,	
	2002	2001
Change in plan assets:		
Fair value of plan assets, beginning of year	**$ 15,748**	$17,117
Return on plan assets	**(3,742)**	(2,167)
Employer contribution	**1,527**	935
Plan participants' contributions	**694**	497
Foreign currency exchange rate changes	**1,561**	(499)
Benefits paid	**(149)**	(135)
Fair value of plan assets, end of year	**$ 15,639**	$15,748
Benefit obligation in excess of plan assets	**$(14,506)**	$ (6,772)
Unrecognized net actuarial loss	**11,988**	4,517
Additional minimum pension liability, pre-tax	**(3,614)**	–
Net amount recognized	**$ (6,132)**	$ (2,255)
Net amount recognized:		
Prepaid benefit cost	**$ 476**	$ 305
Accrued benefit liability	**(2,994)**	(2,560)
Additional minimum pension liability, pre-tax	**(3,614)**	–
Net amount recognized	**$ (6,132)**	$ (2,255)

The weighted average assumptions used in determining related obligations of pension benefit plans are shown below:

	December 31,	
	2002	2001
Weighted average assumptions:		
Discount rate	**5.75%**	6.00%
Expected return on assets	**7.00%**	6.75%
Rate of compensation increase	**3.50%**	3.50%

The components of net pension expense are as follows (amounts in thousands):

	For the years ended December 31,	
	2002	2001
Service cost	**$ 1,293**	$ 869
Interest cost	**1,399**	1,151
Expected return on plan assets	**(1,205)**	(1,151)
Amortization and deferral of actuarial loss	**158**	19
Net pension expense	**$ 1,645**	$ 888

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows (amounts in thousands):

	2002	2001
Projected benefit obligation	**$30,145**	$22,520
Accumulated benefit obligation	**21,723**	16,199
Fair value of plan assets	**15,639**	15,748

The $3.6 million additional minimum liability, $2.5 million net of tax, was recorded to accumulated other comprehensive income during 2002 as a result of the fair value of the plan assets for our pension plan in the United Kingdom being below the accumulated benefit obligation of the same plan.

In addition, we have a U.S. defined benefit plan for the former employees of Deknatel Snowden Pencer, Inc. which was frozen as of December 31, 1995 and which is fully funded as of December 31, 2002. The tables above exclude information relating to this plan.

Note R. Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS No. 131, we have five reportable segments:

- Therapeutics, which develops, manufactures and distributes human therapeutic products with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and other specialty therapeutics. The segment derives substantially all of its revenue from sales of Cerezyme enzyme, Fabrazyme enzyme and Thyrogen hormone;
- Renal, which develops products that treat patients suffering from renal diseases, including chronic renal failure. The segment manufactures and sells, and derives all of its revenue from sales of, Renagel phosphate binder;
- Diagnostic Products, which provides diagnostic products to niche markets focusing on *in vitro* diagnostics;
- Genzyme Biosurgery, which develops and markets biotherapeutic and biomaterial products, with an emphasis on orthopaedics, heart disease and broader surgical applications; and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We have provided information concerning the operations of these reportable segments in the following table:

	For the years ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Revenues:			
Genzyme General:			
Therapeutics [1]	**$ 704,613**	$ 606,815	$550,931
Renal [1,2]	**156,864**	176,921	49,748
Diagnostic Products [1]	**83,065**	76,858	61,469
Other [3]	**132,684**	118,008	89,371
Eliminations/Adjustments [4]	**2,959**	3,324	964
Total Genzyme General	**1,080,185**	981,926	752,483
Genzyme Biosurgery [1]	**240,083**	235,142	145,214
Genzyme Molecular Oncology	**9,204**	6,562	5,623
Total	**$1,329,472**	$1,223,630	$903,320

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Depreciation and amortization expense [5]:			
Genzyme General:			
Therapeutics [1]	**$ 27,228**	$ 50,990	$ 7,816
Renal [1,2]	**24,647**	24,894	1,097
Diagnostic Products [1]	**7,000**	7,819	4,940
Other [3]	**5,348**	7,066	7,226
Eliminations/Adjustments [4]	**31,798**	27,184	20,127
Total Genzyme General	**96,021**	117,953	41,206
Genzyme Biosurgery [1]	**37,886**	60,931	11,622
Genzyme Molecular Oncology	**93**	125	5,572
Eliminations/Adjustments	**-**	–	(470)
Total	**$134,000**	$179,009	$ 57,930
Equity in net loss of unconsolidated affiliates:			
Genzyme General:			
Therapeutics [1]	**$(14,928)**	$(30,214)	$(26,867)
Renal [1,2,6]	**-**	–	(15,934)
Diagnostic Products	**-**	–	–
Other [3]	**-**	126	(64)
Eliminations/Adjustments [7]	**(1,930)**	(4,277)	(2,100)
Total Genzyme General	**(16,858)**	(34,365)	(44,965)
Genzyme Biosurgery	**-**	(1,316)	–
Genzyme Molecular Oncology	**-**	–	–
Total	**$(16,858)**	$(35,681)	$(44,965)
Income tax (expense) benefit:			
Genzyme General:			
Therapeutics [1]	**$(76,999)**	$ (8,891)	$(95,834)
Renal [1,2]	**6,680**	(8,631)	42,788
Diagnostic Products [1]	**1,585**	1,269	(2,056)
Other [3]	**(2,504)**	(4,818)	1,006
Eliminations/Adjustments [4]	**14,722**	(31,595)	(38,543)
Genzyme General tax provision	**(56,516)**	(52,666)	(92,639)
Genzyme Biosurgery [1]	**-**	–	–
Genzyme Molecular Oncology	**-**	–	1,214
Eliminations/Adjustments	**37,501**	54,686	35,947
Total	**$(19,015)**	$ 2,020	$(55,478)
Net income (loss):			
Genzyme General:			
Therapeutics [1]	**$165,849**	$ 66,945	$170,132
Renal [1,2]	**(11,473)**	14,992	(76,067)
Diagnostic Products [1]	**1,084**	(1,075)	3,004
Other [3]	**4,300**	8,383	(1,790)
Eliminations/Adjustments [8]	**(9,029)**	(85,366)	(9,323)
Net income for Genzyme General before cumulative effect of change in accounting for derivative financial instruments	**150,731**	3,879	85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax [9]	**-**	4,167	–
Net income for Genzyme General	**150,731**	8,046	85,956
Genzyme Biosurgery [1,10]:			

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Net loss for Genzyme Biosurgery before cumulative effect of change in accounting for goodwill	**(79,322)**	(126,981)	(162,217)
Cumulative effect of change in accounting for goodwill [11]	**(98,270)**	–	–
Net loss for Genzyme Biosurgery	**(177,592)**	(126,981)	(162,217)
Genzyme Molecular Oncology	**(23,714)**	(29,718)	(23,096)
Eliminations/Adjustments [12]	**37,501**	36,497	36,867
Total	**$ (13,074)**	$(112,156)	$ (62,490)

(1) *Results of operations of companies acquired and amortization of intangible assets related to these acquisitions are included in segment results beginning on the date of acquisition. Charges for IPR&D related to these acquisitions is included in the segment results in the year of acquisition. Acquisitions completed since January 1, 2000 include:*

Company Acquired	Date Acquired	Business Segment(s)	IPR&D Charge
Novazyme	September 26, 2001	Genzyme General/Therapeutics	$86.8 million
Focal	June 30, 2001	Genzyme Biosurgery	None
Wyntek	June 1, 2001	Genzyme General/Diagnostic Products	$8.8 million
Biomatrix	December 18, 2000	Genzyme Biosurgery	$82.1 million
GelTex	December 14, 2000	Genzyme General/Therapeutics and Renal	$118.0 million

(2) *In 2002, we created our Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of our Therapeutics reporting segment and amounts attributable to our renal research and development programs had been included in Eliminations/Adjustments for Genzyme General. We have reclassified our 2001 and 2000 segment disclosures to conform to our 2002 presentation.*

(3) *Other includes amounts attributable to our genetic testing and pharmaceutical businesses, both of which operate within Genzyme General.*

(4) *Eliminations/Adjustments consist primarily of amounts related to Genzyme General's research and development and administrative activities, including investment income and interest expense, that we do not specifically allocate to a particular segment of Genzyme General.*

(5) *On January 1, 2002, in connection with the adoption of SFAS No. 142, we ceased amortizing goodwill and workforce intangible assets.*

(6) *In 2000, includes our 50% portion of the losses of RenaGel LLC through December 13, 2000. In connection with the acquisition of GelTex, we acquired GelTex's 50% interest in RenaGel LLC and, as a result, consolidated the activities of the joint venture for the period from December 14, 2000 through December 31, 2000. See Note C., "Acquisitions" above.*

(7) *Represents our portion of the net loss of GTC, an unconsolidated affiliate through May 2002, which we do not specifically allocate to a particular segment of Genzyme General.*

(8) *Includes the net income (loss) of Genzyme General's corporate administrative and research and development activities which we do not specifically allocate to a particular segment of Genzyme General including the following (pre-tax):*

- *gains on affiliate sale of stock of $0.2 million in 2001 and $22.7 million in 2000, recognized in accordance with our policy pertaining to affiliate sales of stock, all of which resulted from the sale of common stock by GTC, an unconsolidated affiliate;*
- *losses on equity investments of:*
  - *$15.4 million in 2002, including charges of: $9.2 million to write down our investment in GTC, $3.4 million to write down our investment in Cambridge Antibody Technology Group, $2.0 million to write down our investment in Dyax and $0.8 million to write down our investment in Targeted Genetics; and*
  - *$26.0 million in 2001, including charges of: $8.5 million to write-off our investment in Pharming Group, $11.8 million to write down our investment in Cambridge Antibody Technology Group and $4.5 million to write down our investment in Targeted Genetics;*
- *net gains on sales of investments in equity securities of $23.2 million in 2000; and*
- *net proceeds of $5.1 million received in connection with the settlement of a lawsuit in 2000.*

(9) *On January 1, 2001, in connection with the adoption of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, to recognize the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General.*

(10) *In 2001 includes a loss of $25.0 million in connection with the sale of the assets of our Snowden Pencer line of surgical instruments. See Note D., "Dispositions," above. In 2000 includes charges for IPR&D of $82.1 million related to our acquisition of Biomatrix. See Note C., "Acquisitions" above.*

(11) *In connection with the adoption of SFAS No. 142 on January 1, 2002, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.*

(12) *Includes income tax benefits that have not been recognized in the tax provisions of any of the divisions. Also includes the elimination of interdivisional revenues and expenses and a difference in amortization due to $2.9 million of additional goodwill associated with the PharmaGenics acquisition allocated to Genzyme Molecular Oncology as compared to amounts recorded at the corporate level. The difference in the amortization results from the application of our policy to account for income taxes at the divisional level as if each division was a separate taxpayer.*

We provide information concerning the assets of our reportable segments in the following table:

	December 31,		
(Amounts in thousands)	**2002**	2001	2000
Segment Assets:			
Genzyme General [1]:			
Therapeutics [2]	**$1,127,493**	$ 889,598	$ 948,715
Renal [2,3]	**467,164**	457,896	392,941
Diagnostic Products [4]	**103,636**	105,354	89,236
Other [5]	**89,705**	84,239	77,153
Eliminations/Adjustments [6,7]	**1,767,803**	1,688,167	991,008
Total Genzyme General	**3,555,801**	3,225,254	2,499,053
Genzyme Biosurgery [8,9]	**560,792**	704,671	811,600
Genzyme Molecular Oncology	**13,981**	42,419	30,752
Eliminations/Adjustments [10]	**(47,525)**	(36,599)	(23,305)
Total	**$4,083,049**	$3,935,745	$3,318,100

(1) *Segment assets for Genzyme General include primarily cash and investments, accounts receivable, inventory and certain fixed and intangible assets.*

(2) *Segment assets for our Therapeutics reporting segment for:*
- *2001 includes $25.9 million of assets resulting from our acquisition of Novazyme, including $17.2 million of goodwill; and*
- *2000 includes $370.5 million of goodwill and $198.5 million of other intangible assets resulting from our acquisition of GelTex.*

Segment assets for our Renal reporting segment in 2000 include $82.0 million of goodwill and $266.6 million of other intangible assets also resulting from our acquisition of GelTex. See Note C., "Acquisitions" above.

(3) *In 2002, we created our Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of our Therapeutics reporting segment and amounts attributable to our renal research and development programs had been included in Eliminations/Adjustments for Genzyme General. We have reclassified our 2001 and 2000 segment disclosures to conform to our 2002 presentation.*

(4) *Segment assets for our Diagnostic Products reporting segment for 2001 include $71.5 million of assets resulting from our acquisition of Wyntek, including $20.3 million of goodwill and $39.4 million of other intangible assets, net of related amortization. See Note C., "Acquisitions" above.*

(5) *Other includes amounts attributable to our genetic testing and pharmaceuticals businesses, both of which operate within Genzyme General.*

(6) *Eliminations/Adjustments for Genzyme General consists of the differences between the total assets for Genzyme General's segments and the other category and the total combined assets for Genzyme General. Eliminations/Adjustments for 2001 includes the allocation of net proceeds of $562.1 million from the private placement of $575.0 million in principal of 3% convertible subordinated debentures which was completed in May 2001.*

(7) *Eliminations/Adjustments for Genzyme General consists primarily of cash, cash equivalents, short and long-term investments, equity investments, net property, plant and equipment and deferred tax assets that we do not allocate to a particular segment of Genzyme General.*

(8) *Segment assets for Genzyme Biosurgery include:*
- *$25.9 million of additional assets resulting from the acquisition of the Class A and Class B limited partnership interests of GDP, including $8.4 million of goodwill and $17.5 million of other intangible assets; and*
- *$19.2 million of additional assets resulting from the acquisition of Focal, including $1.4 million of goodwill and $7.9 million of other intangible assets.*

Segment assets for Genzyme Biosurgery for 2000 include $488.9 million of additional assets resulting from the acquisition of Biomatrix, including $284.9 million of intangible assets, $112.3 million of goodwill and $38.5 million of property, plant and equipment. See Note C., "Acquisitions," above.

(9) *In connection with the adoption of SFAS No. 142 on January 1, 2002, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.*

(10) *Eliminations/Adjustments represents the elimination of interdivisional balances.*

The amount in Eliminations/Adjustments for net income consists primarily of interest income, interest expense and other income and expense items that we do not specifically allocate to a particular segment. The amounts in Eliminations/Adjustments for segment assets consist of the following:

(Amounts in thousands)	December 31, 2002	2001	2000
Cash, cash equivalents, and short- and long-term investments	**$1,077,904**	$ 961,879	$339,259
Deferred tax assets	**105,094**	70,196	46,836
Property, plant and equipment, net	**414,077**	420,684	332,423
Notes receivable – related parties	**11,918**	–	–
Goodwill, net	**5,287**	5,143	30,197
Other intangibles, net	**25**	–	–
Investment in equity securities	**42,945**	88,686	119,648
Other	**63,028**	104,980	99,340
Total Eliminations / Adjustments	**$1,720,278**	$1,651,568	$967,703

We operate in the healthcare industry and we manufacture and market our products primarily in the U.S. and Europe. Our principal manufacturing facilities are located in the U.S., United Kingdom, Switzerland, Ireland and Germany. We purchase products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the U.S. We set transfer prices from our foreign subsidiaries to allow us to produce profit margins commensurate with our sales and marketing effort. Our subsidiary in Ireland is our primary distributor of therapeutic products in Europe. The following table contains certain financial information by geographic area:

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Revenues:			
U.S	**$ 805,492**	$ 778,418	$550,756
Europe	**386,928**	316,696	248,522
Other	**137,052**	128,516	104,042
Total	**$1,329,472**	$1,223,630	$903,320
Long-lived assets:			
U.S	**$1,312,616**	$1,467,291	$926,790
Europe	**253,103**	110,501	46,534
Other	**1,744**	1,519	4,244
Total	**$1,567,463**	$1,579,311	$977,568

Our results of operations are highly dependent on sales of Cerezyme enzyme. Sales of this product represented 52% of our product revenue in 2002, 51% of our product revenue in 2001 and 66% of our product revenue in 2000. We manufacture Cerezyme enzyme at a single manufacturing facility in Allston, Massachusetts. We sell this product directly to physicians, hospitals and treatment centers as well as through unaffiliated distributors. Distributor sales of Cerezyme enzyme represented approximately 43% of Cerezyme enzyme revenue in 2002, approximately 33% in 2001 and approximately 28% in 2000. Sales of Cerezyme to one of our U.S. distributors represented approximately 9% of our total revenue in 2002, approximately 9% in 2001 and approximately 11% in 2000. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that this product is sold to a large number of customers over a broad geographic area.

Sales of Renagel phosphate binder represented approximately 13% of our product revenue in 2002, 16% of our product revenue in 2001 and approximately 6% of our product revenue in 2000. Distributor sales of Renagel phosphate binder represented approximately 72% of Renagel phosphate binder revenue in 2002, approximately 89% in 2001 and approximately 86% in 2000.

NOTE S. QUARTERLY RESULTS (UNAUDITED)

(Amounts in thousands, except per share amounts)	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002	4th Quarter 2002[1]
Total revenue	**$297,940**	**$332,192**	**$340,166**	**$359,174**
Gross profit	**206,137**	**235,043**	**243,420**	**253,301**
Net income (loss)	**(91,497)**	**28,323**	**25,055**	**25,045**
Income (loss) per share:				
Allocated to Genzyme General Stock:				
Basic	**$ 0.14**	**$ 0.23**	**$ 0.25**	**$ 0.21**
Diluted	**$ 0.14**	**$ 0.23**	**$ 0.25**	**$ 0.19**
Allocated to Biosurgery Stock:				
Basic and diluted	**$ (2.94)**	**$ (0.38)**	**$ (0.55)**	**$ (0.33)**
Allocated to Molecular Oncology Stock:				
Basic and diluted	**$ (0.36)**	**$ (0.37)**	**$ (0.37)**	**$ (0.31)**

(Amounts in thousands, except per share amounts)	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2001	4th Quarter 2001
Total revenue	$278,261	$300,641	$ 319,495	$325,233
Gross profit	184,637	204,680	226,444	229,265
Net income (loss)	3,257	(6,354)	(102,676)	(6,383)
Income (loss) per share:				
Allocated to Genzyme General Stock:				
Basic	$ 0.21	$ 0.18	$ (0.37)	$ 0.21
Diluted	$ 0.20	$ 0.17	$ (0.37)	$ 0.20
Allocated to Biosurgery Stock:				
Basic and diluted	$ (0.84)	$ (0.91)	$ (0.48)	$ (1.11)
Allocated to Molecular Oncology Stock:				
Basic and diluted	$ (0.39)	$ (0.52)	$ (0.45)	$ (0.46)

[1] *Includes fourth quarter 2002 charges of:*

- *$15.4 million to write down our investment in certain strategic equity investments because we considered the decline in value of these investments to be other than temporary;*
- *$14.0 million to write off engineering and design costs related to a manufacturing facility that was being constructed in Framingham, Massachusetts;*
- *$5.5 million to reverse excess accruals related to the cost of fulfilling our legal obligation to provide human transgenic alpha-glucosidase during the transition of Pompe clinical trial patients to a CHO-cell product;*
- *$4.2 million for severance costs;*
- *$3.6 million to write-off our 50% share of costs associated with the write-off of certain production runs during the scale up of Aldurazyme enzyme manufacturing;*
- *$2.8 million for costs associated with a planned major maintenance shutdown of a recombinant protein manufacturing facility in November 2002; and*
- *$2.2 million attributable to product damaged when mishandled by a carrier during shipment to a customer for which we are seeking insurance reimbursement.*

In addition, we recognized a $4.3 million tax benefit in the fourth quarter of 2002 as a result of additional tax credits identified during the preparation of our 2001 tax return, which we allocated to Genzyme General.

NOTE T. SUBSEQUENT EVENT

In 2001, our wholly-owned subsidiary in the United Kingdom established a home nursing and infusion service to support patients receiving Cerezyme enzyme and our other enzyme replacement therapies following the expiration of a contract with a third party service provider. This third party lodged a complaint with the Office of Fair Trading, or OFT, in the United Kingdom. The OFT is a non-governmental organization empowered to enforce certain consumer and competition legislation in the United Kingdom. The OFT commenced an investigation of this service, alleging that it contravened competition laws in the United Kingdom. While we believe that the provision of home healthcare services by our subsidiary and our pricing for Cerezyme enzyme in the United Kingdom fully complies with applicable laws, we cooperated in this investigation. On March 27, 2003, the OFT ruled that this service did, in fact, violate U.K. competition law, and as a result fined our subsidiary approximately 6.8 million Pounds Sterling and required modifications to our pricing structure for Cerezyme enzyme in the United Kingdom. We do not believe the OFT followed a fair procedure in conducting its investigation, nor do we believe its ruling is supported by either law or fact. We have notified the Competition Commission Appeal Tribunal that we will appeal the OFT's ruling. Based on the advice of counsel, management does not believe it is probable that we will be required to pay a material fine or modify our Cerezyme pricing structure. We have not accrued any amounts in connection with this contingency.

To the Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note I to these consolidated financial statements, the Company changed its method for accounting for goodwill in 2002.



PricewaterhouseCoopers
Boston, Massachusetts
February 7, 2003, except for Note T, as to which the date is March 28, 2003

Combined Selected Financial Data

These selected financial data have been derived from the audited, combined financial statements of Genzyme General. You should read the following information in conjunction with the audited financial statements and related notes of Genzyme General and Genzyme contained elsewhere in this annual report. These selected financial data may not be indicative of Genzyme General's future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme General's Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in this annual report.

Genzyme General is our operating division that develops and markets:

- therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics;
- renal products, with a focus on products that treat patients suffering from renal diseases, including chronic renal failure;
- diagnostic products, with a focus on *in vitro* diagnostics; and
- other products and services, such as genetic testing services and pharmaceutical drug materials.

A series of our common stock, Genzyme General Division common stock, which we refer to as "Genzyme General Stock," is designed to reflect the value and track the performance of this division. Genzyme General Stock is common stock of Genzyme Corporation, not of Genzyme General; Genzyme General is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Genzyme General Stock to "track" the financial performance of Genzyme General are provisions in our charter governing dividends and distributions. These provisions factor the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the U.S., and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to Genzyme General Stock are based on the income or losses attributable to Genzyme General, we provide financial statements and management's discussion and analysis of Genzyme General to aid investors in evaluating its performance.

Combined Selected Financial Data (continued)

Combined Statements of Operations Data (Amounts in thousands)	For the years ended December 31, **2002**	2001	2000	1999	1998
Revenues:					
Net product sales	**$ 984,589**	$898,731	$690,027	$571,531	$509,727
Net service sales	**89,423**	74,056	61,161	57,223	55,445
Revenues from research and development contracts:					
Related parties	**2,747**	3,279	509	1,516	3,568
Other	**3,426**	5,860	786	5,096	579
Total revenues	**1,080,185**	981,926	752,483	635,366	569,319
Operating costs and expenses:					
Cost of products sold	**213,659**	194,175	162,894	115,125	138,802
Cost of services sold	**52,159**	43,167	37,879	35,637	34,240
Selling, general and administrative (1)	**323,683**	295,068	166,462	149,427	126,172
Research and development (including research and development related to contracts) (1)	**230,043**	187,502	112,792	97,746	73,139
Amortization of intangibles (2)	**38,998**	74,296	10,928	8,106	7,610
Purchase of in-process research and development (3)	**-**	95,568	118,048	5,436	–
Charge for impaired assets (4)	**13,986**	–	–	–	–
Total operating costs and expenses	**872,528**	889,776	609,003	411,477	379,963
Operating income	**207,657**	92,150	143,480	223,889	189,356
Other income (expenses):					
Equity in net loss of unconsolidated affiliates	**(16,858)**	(34,365)	(44,965)	(37,423)	(19,739)
Gain on affiliate sale of stock (5)	**-**	212	22,689	6,683	2,369
Gain (loss) on investments in equity securities (6)	**(14,497)**	(25,996)	23,173	(3,749)	(6)
Minority interest in net loss of subsidiary	**-**	2,259	4,625	3,674	4,285
Gain on sale of product line (7)	**-**	–	–	8,018	31,202
Other (8)	**(152)**	(2,329)	5,203	14,389	–
Investment income	**48,944**	47,806	38,549	30,881	22,953
Interest expense	**(17,847)**	(23,192)	(14,159)	(19,885)	(16,994)
Total other income (expenses)	**(410)**	(35,605)	35,115	2,588	24,070
Income before income taxes	**207,247**	56,545	178,595	226,477	213,426
Provision for income taxes	**(56,516)**	(52,666)	(92,639)	(84,400)	(80,374)
Division net income before cumulative effect of change in accounting for derivative financial instruments	**150,731**	3,879	85,956	142,077	133,052
Cumulative effect of change in accounting for derivative financial instruments, net of tax (9)	**-**	4,167	–	–	–
Division net income	**$ 150,731**	$ 8,046	$ 85,956	$142,077	$133,052

Combined Balance Sheet Data	December 31,				
(Amounts in thousands)	**2002**	2001	2000	1999	1998
Cash and investments	**$1,149,145**	$1,041,500	$ 531,326	$ 513,905	$ 556,097
Working capital	**825,573**	473,870	434,412	487,561	381,685
Total assets	**3,555,801**	3,225,254	2,499,053	1,399,583	1,410,391
Long-term debt, capital lease obligations and convertible debt, including current portion (10)	**600,051**	606,926	455,684	272,702	357,214
Division equity	**2,585,884**	2,280,352	1,750,280	1,007,614	939,967

(1) *Selling, general and administrative expenses for 2002 includes a $3.3 million charge for severance costs and the reversal of $5.5 million of accruals in excess of currently estimated requirements to fulfill our legal obligation to provide human transgenic alpha-glucosidose during the transition of Pompe clinical trial patients to a CHO-cell product. Research and development expenses for 2002 include a $0.9 million charge for severance costs. Selling, general and administrative expenses for 2001 includes $27.0 million of charges resulting from Pharming Group N.V.'s decision to file for and operate under a court supervised receivership.*

(2) *Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," Genzyme General ceased amortizing goodwill. Genzyme General recorded $37.0 million in 2001 and $6.6 million in 2000 of amortization expense related to its goodwill.*

(3) *Charges for IPR&D were incurred in connection with the following acquisitions:*
- *2001 – $86.8 million from the acquisition of Novazyme Pharmaceuticals, Inc. and $8.8 million from the acquisition of Wyntek Diagnostics, Inc.;*
- *2000 – $118.0 million from the acquisition of GelTex Pharmaceuticals, Inc.; and*
- *1999 – $5.4 million from the acquisition of Peptimmune Inc.*

(4) *Represents the write-off of engineering and design costs related to a manufacturing facility that was being constructed in Framingham, Massachusetts.*

(5) *During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, GTC Biotherapeutics, Inc. In 2001, 1999 and 1998, our gain on affiliate sale of stock represents the gain on our investment in GTC as a result of GTC's various issuances of additional shares of its common stock.*

(6) *Gains (losses) on investments in equity securities includes the following gains and losses resulting from the sale of equity investments and impairment charges because we assessed declines in market value to be other than temporary.*
- *2002 – charges of $9.2 million to write down our investment in GTC, $3.4 million to write down our investment in Cambridge Antibody Technology Group, $2.0 million to write down our investment in Dyax Corporation and $0.8 million to write down our investment in Targeted Genetics Corporation;*
- *2001 – charges of $8.5 million to write off our investment in Pharming Group, $11.8 million to write down our investment in Cambridge Antibody Technology Group and $4.5 million to write down our investment in Targeted Genetics;*
- *2000 – gains of $16.4 million upon the sale of a portion of our investment in GTC and $7.6 million relating to our investment in Celtrix when it was acquired in a stock-for-stock transaction;*
- *1999 – gains of $2.0 million resulting from the sales of shares of Techne Corporation common stock that we received when we sold our research products business to Techne offset by a charge of $5.7 million to write down our investment in Pharming Group; and*
- *1998 – gains of $3.4 million resulting from the sales of shares of Techne common stock, offset by a charge of $3.4 million to write down our investment in Celtrix.*

(7) *Gain (loss) on sale of product line includes:*
- *1999 – a gain of $7.5 million, representing the payment of a note receivable that we received as partial consideration for the sale of Genetic Design to Laboratory Corporation of America in 1996, and a gain of $0.5 million resulting from the sale of our immunochemistry business assets to an operating unit of Sybron Laboratory Products; and*
- *1998 – a gain of $31.2 million related to the sale of our research products business assets to Techne.*

(8) *Other includes:*
- *2000 – $5.1 million payment received in connection with the settlement of a lawsuit; and*
- *1999 – the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc. net of acquisition related expenses.*

(9) *On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, Genzyme General recorded a cumulative effect adjustment of $4.2 million, net of tax, in its combined statement of operations to recognize the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General.*

(10) *Long-term debt, capital lease obligations and convertible debt, including current portion, consists primarily of:*
- *December 31, 2002 and 2001 – $575.0 million in principal of our 3% convertible subordinated debentures due May 2021 and a $25.0 million capital lease obligation;*
- *December 31, 2000 – $250.0 million in principal of our 5¼% convertible subordinated notes (which have since been redeemed), $150.0 million in principal drawn under our revolving credit facility (which has since been repaid), and a $25.0 million capital lease obligation; and*
- *December 31, 1999 and 1998 – $250.0 million in principal of 5¼% convertible subordinated notes.*

When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described under "Factors Affecting Future Operating Results" below as well as in Exhibit 99.2 to this annual report. These risks and uncertainties could cause actual results to differ materially from those forecast in forward-looking statements or implied by past results and trends. Forward-looking statements are statements that attempt to project or anticipate future developments in our business; we encourage you to review the examples of forward looking statements under "Note Regarding Forward Looking Statements." These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements in light of future developments.

Introduction

Genzyme General is our operating division that develops and markets:

- therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics;
- renal products, with a focus on products that treat patients suffering from renal diseases, including chronic renal failure;
- diagnostic products, with a focus on *in vitro* diagnostics; and
- other products and services, such as genetic testing services and pharmaceutical drug materials.

We prepare the combined financial statements of Genzyme General in accordance with accounting principles generally accepted in the U.S. We present financial information and accounting policies specific to Genzyme General in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the combined financial statements of Genzyme General. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies.

Genzyme General Division common stock, which we refer to as "Genzyme General Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme General. The chief mechanisms intended to cause Genzyme General Stock to "track" the financial performance of Genzyme General are provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

The provisions in our charter governing dividends and distributions factor the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the U.S., and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to Genzyme General Stock are based on the income or losses attributable to Genzyme General, we provide financial statements and management's discussion and analysis of Genzyme General to aid investors in evaluating its performance.

While Genzyme General Stock is designed to reflect Genzyme General's performance, it is common stock of Genzyme Corporation and not Genzyme

General; Genzyme General is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Genzyme General Stock have no specific rights to assets allocated to Genzyme General. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme General and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme General. Holders of Genzyme General Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to Genzyme General are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Genzyme General Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

- Our charter requires us to manage and account for transactions between Genzyme General and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to our 2002 annual report on Form 10-K. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.
- We present earnings per share data for Genzyme General Stock in our consolidated financial statements. We present financial information and accounting policies specific to Genzyme General in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should, therefore, read this discussion and analysis of Genzyme General's financial position and results of operations in conjunction with the combined financial statements and related notes of Genzyme General, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included in this annual report.

Acquisitions

The following acquisitions have been allocated to Genzyme General and have been accounted for as purchases. The results of operations of Novazyme, Wyntek and GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

In September 2001, we acquired all of the outstanding capital stock of Novazyme for 2.6 million shares of Genzyme General Stock valued at $110.6 million, options, stock purchase rights, warrants and other costs valued at $9.9 million and contingent payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies by specified dates.

The staff of the FTC is investigating our acquisition of Novazyme. The FTC is one of the agencies responsible for enforcing federal antitrust laws, and, in this investigation, it is evaluating whether there are anti-competitive aspects of the Novazyme transaction that the government should seek to negate. While we do not believe that the acquisition should be deemed to contravene antitrust laws, we have been cooperating in the FTC investigation. At this stage, we cannot predict with precision the likely outcome of the investigation or how that outcome will impact our business. As with any litigation or investigation, there are ongoing costs associated with responding to the investigation, both in terms of management time and out-of-pocket expenses.

In June 2001, we acquired all of the outstanding capital stock of Wyntek for an aggregate purchase price of $65.4 million.

In December 2000, we acquired GelTex for $515.2 million of cash, 15.8 million in shares of Genzyme General Stock valued at $491.2 million and options, warrants and other costs valued at $69.7 million. As part of the acquisition of GelTex, we acquired all of GelTex's ownership interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting.

Critical Accounting Policies and Significant Estimates

The preparation of the combined financial statements of Genzyme General in accordance with accounting principles generally accepted in the U.S., requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in these financial statements. Our actual results could differ from these estimates under different assumptions and conditions.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the combined financial statements of Genzyme General:

- Policies Relating to Tracking Stocks;
- Revenue Recognition;
- Inventories;
- Long-Lived Assets;
- Asset Impairments;

- Strategic Equity Investments; and
- Other Reserve Estimates.

Policies Relating to Tracking Stocks

Allocation of Revenue, Expenses, Assets, and Liabilities

Our charter requires us to manage and account for transactions between Genzyme General and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our management and accounting policies, which are filed as Exhibit 99.1 to our 2002 annual report on Form 10-K. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. Our board also allocates long-term debt and strategic investments.

Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets, and liabilities among our divisions could materially change the results of operations or the financial condition of Genzyme General and the income allocated to one or more series of our stock.

Income Tax Allocation Policy

If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery and Genzyme Molecular Oncology have not yet generated taxable income, and thus have not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology to Genzyme General without any compensating payments or allocations to Genzyme Biosurgery or Genzyme Molecular Oncology. Income tax benefits allocated from Genzyme Biosurgery to Genzyme General are recorded as a reduction of Genzyme Biosurgery's division equity and do not impact Genzyme Biosurgery's division net loss. Income tax benefits allocated to Genzyme General are recorded as a credit to Genzyme General's division equity and do not impact Genzyme General's division net income.

Determination of Available Dividend Amounts

The chief mechanisms intended to cause Genzyme General Stock to "track" the financial performance of Genzyme General are provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stock.

- Determining the dividend limit for each series of our stock can involve significant judgment, including assessing the amount that would be legally available for dividends under Massachusetts law. If we concluded that a division would be unable to pay dividends under Massachusetts law as a separate corporation, we would be unable to allocate losses to the corresponding series of our stock. This could materially impact the allocation of income and losses among our three series of tracking stock.

Revenue Recognition

Genzyme General recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. Genzyme General recognizes revenue from service sales, such as genetic testing services, when we have finished providing the service. Genzyme General recognizes revenue from contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as it completes its obligations under that contract. Genzyme General recognizes non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

Genzyme General receives royalties related to the manufacture, sale or use of its products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, Genzyme General recognizes revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, Genzyme General recognizes revenue upon receipt of royalty statements from the licensee.

Revenue from milestone payments for which Genzyme General has no continuing performance obligations is recognized upon achievement of the related milestone. When Genzyme General has continuing performance obligations, it recognizes milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone was not reasonably assured at the inception of the arrangement;
- there is a substantial effort involved in achieving the milestone; and
- the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

The timing of product shipments and receipts can have a significant impact on the amount of revenue that Genzyme General recognizes in a particular period. Also, most of Genzyme General's products, including Cerezyme enzyme and Renagel phosphate binder, are sold at least in part through distributors. Inventory in the distribution channel consists of inventory held by distributors, who are Genzyme General's customers, and inventory held by retailers, such as pharmacies and hospitals. Genzyme General's revenue in a particular period can be impacted by increases or decreases in distributor inventories. If distributor inventories increased to excessive levels, Genzyme General could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

Genzyme General uses a variety of data sources to determine the amount inventory in its United States distribution channel. For Cerezyme enzyme, Genzyme General receives data on sales and inventory levels directly from its primary distributors. For Renagel phosphate binder, Genzyme General's data sources include prescription and wholesaler data purchased from external data providers and, in some cases, sales and inventory data received directly from distributors. As part of Genzyme General's efforts to limit inventory held by distributors and to gain improved visibility into the distribution channel, it executed agreements with its primary Renagel phosphate binder distributors during 2002. These agreements provide incentives for the distributors to limit the amount of inventory that they carry, and to provide Genzyme General with specific inventory and sales data.

Genzyme General records reserves for rebates payable under Medicaid and payor contracts, such as managed care organizations, as a reduction of revenue at the time product sales are recorded. Genzyme General's Medicaid and payor rebate reserves have two components:

- an estimate of outstanding claims for end-user sales that have occurred, but for which related claim submissions have not been received; and
- an estimate of future claims that will be made when inventory in the distribution channel is sold to end-users.

Because the second component is calculated based on the amount of inventory in the distribution channel, Genzyme General's assessment of distribution channel inventory levels impacts its estimated reserve requirements. Genzyme General's calculation also requires other estimates, including estimates of sales mix, to determine which sales will subject to rebates and the amount of such rebates. Genzyme General updates its estimates and assumptions each period, and records any necessary adjustment to its reserves.

As of December 31, 2002, Genzyme General's reserve for Medicaid and payor rebates was approximately $13.1 million.

Genzyme General records allowances for product returns as a reduction of revenue at the time product sales are recorded. The product returns reserve is estimated based on Genzyme General's experience of returns for each of its products, or for similar products. If the history of product returns changes, the reserve is adjusted appropriately. Genzyme General's estimate of channel inventory is also used to assess the reasonableness of its product returns reserve.

Genzyme General maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

In 2002, Genzyme General adjusted its revenue accounting to comply with the provisions of EITF Issue No. 01-09, "Accounting for Consideration given by a Vendor to a Customer (including a Reseller of a Vendor's Products)". EITF Issue No. 01-09 specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, should be characterized as a reduction of revenue. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

- the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration; and
- the vendor can reasonably estimate the fair value of the benefit received.

In 2002, Genzyme General separated fees paid to our distributors into amounts that were specifically identifiable for payment of services. The fair market value of these services of approximately $8 million was determined by third party quotes and was recorded as operating expense.

Inventories

Genzyme General values inventories at cost or, if lower, fair value. It determines cost using the first-in, first-out method. Genzyme General analyzes inventory levels quarterly and writes down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, and inventory in excess of expected requirements. Inventory with a life in excess of its shelf life is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Genzyme General capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2002, Genzyme General's total inventories include $7.5 million of inventory for products that have not yet been approved for sale. In addition, at December 31, 2002, a joint venture in which we have a 50% ownership interest has $17.3 million of inventory for a product that has not yet been approved for sale, of which $8.6 million represents our portion of the unapproved inventory of the joint venture. Our ownership interest in this joint venture is allocated to Genzyme General.

Long-Lived Assets

In the ordinary course of our business, Genzyme General incurs substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct these assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. Genzyme General stops capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires Genzyme General to make significant judgments. These judgments can have a material impact on its reported results.

For products Genzyme General expects to be commercialized, it capitalizes the cost of validating new equipment for the underlying manufacturing process. Genzyme General begins capitalization when it considers the product to have demonstrated technological feasibility, and ends capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on Genzyme General's reported results. Also, if Genzyme General were unable able to successfully validate the manufacturing process for any future product, it would have to write off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. To date, all of Genzyme General's manufacturing process validation efforts have been successful. At December 31, 2002, Genzyme General had capitalized validation costs, net of accumulated amortization of $15.3 million.

Genzyme General generally depreciates plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 15 years. Determining the economic lives of plant and equipment requires it to make significant judgments that can materially impact Genzyme General's operating results. For certain specialized manufacturing plant and equipment, Genzyme General uses the units-of-production depreciation method. The units-of-production method requires Genzyme General to make significant judgments and estimates, including estimates of the number of units that will be produced using the assets. There can be no assurance that Genzyme General's estimates are accurate. If Genzyme General's estimates require adjustment, it could have a material impact on its reported results. In accounting for acquisitions, Genzyme General allocates the purchase price to the fair value of the acquired tangible and intangible assets, including acquired IPR&D. This requires Genzyme General to make several significant judgments and estimates. For example, it generally estimates the value of acquired intangible assets and IPR&D using a discounted cash flow model, which requires it to make assumptions and estimates about, among other things:

- the time and investment that will be required to develop products and technologies;
- the ability to develop and commercialize products before its competitors develop and commercialize products for the same indications;
- revenues that will be derived from the products; and
- appropriate discount rates to use in the analysis.

Use of different estimates and judgments could yield materially different results in this analysis, and could result in materially different asset values and IPR&D charges.

As of December 31, 2002, there was approximately $481.7 million of goodwill on Genzyme General's combined balance sheet. Effective January 1, 2002, in accordance with SFAS No. 142, Genzyme General ceased amortizing goodwill. As of December 31, 2002, there were approximately $451.7 million of other net intangible assets on Genzyme General's balance sheet. Genzyme General amortizes acquired other intangible assets using the straight-line method over their estimated economic lives, which range from 1.5 to 40 years. Determining the economic lives of acquired other intangible assets requires Genzyme General to make significant judgment and estimates, and can materially impact its operating results.

Asset Impairments

Genzyme General periodically evaluates long-lived assets for potential impairment under SFAS No. 144 "Accounting for the Impairment of Long-Lived Assets." Genzyme General performs these evaluations whenever events or changes in circumstances suggest that the carrying value of an asset or group of assets is not recoverable. Indicators of potential impairment include:

- a significant change in the manner in which an asset is used;
- a significant decrease in the market value of an asset;
- a significant adverse change in its business or its industry; and
- a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

If Genzyme General believes an indicator of potential impairment exists, it tests to determine whether the impairment recognition criteria of SFAS No. 144 has been met. In evaluating long-lived assets for potential impairment, Genzyme General makes several significant estimates and judgments, including:

- determining the appropriate grouping of assets at the lowest level for which cash flows are available;
- estimating future cash flows associated with the asset or group of assets; and
- determining an appropriate discount rate to use in the analysis.

Use of different estimates and judgments could yield significantly different results in this analysis, and could result in materially different asset impairment charges.

During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts, which we allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been re-allocated as a capitalized cost of that facility.

Effective January 1, 2002, Genzyme General adopted SFAS No. 142, which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. Unlike SFAS No. 121, goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of the goodwill. Instead, SFAS No. 142 requires that goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. Effective January 1, 2002, Genzyme General reclassified $2.4 million of workforce intangible assets previously classified as other intangible assets, net of related deferred tax liabilities, to goodwill as required by SFAS No. 142.

We completed the transitional and annual impairment tests for the $481.7 million of net goodwill related to Genzyme General reporting units in the year ended December 31, 2002, as provided by SFAS No. 142 and determined that no impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For all of its acquisitions, various analysis, assumptions, significant judgments and estimates were made at the time of acquisition specifically regarding product development, market conditions, and cash flows that were used to determine the valuation of goodwill and intangibles. The possibility exists that those estimates could prove to be inaccurate, which could result in an impairment of goodwill.

Strategic Equity Investments

Genzyme General invests in marketable securities as part of its strategy to align itself with technologies and companies that fit with its future strategic direction. Most often Genzyme General will collaborate on scientific programs and research with the issuer of the marketable securities. On a quarterly basis Genzyme General reviews the fair market value of these marketable securities in comparison to historical cost.

If the fair market value of a marketable security is less than its carrying value, Genzyme General considers all available evidence in assessing when and if the value of the investment can be expected to recover to at least its historical cost. This evidence would include:

- continued positive progress in the issuer's scientific programs;
- ongoing activity in its collaborations with the issuer;
- a lack of any other substantial company-specific adverse events causing declines in value; and
- overall financial condition and liquidity of the issuer of the securities.

If this review indicates that the decline in value is "other than temporary," Genzyme General would write-down its investment to the then current market value and record an impairment charge to its statement of operations. The determination of whether an unrealized loss is "other than temporary" requires significant judgment, and can have a material impact on its reported results.

In December 2002, we recorded and allocated to Genzyme General the following impairment charges because we considered the decline in value of these investments to be other than temporary:

- $9.2 million in connection with our investment in the common stock of GTC;
- $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group;
- $2.0 million in connection with our investment in the common stock of Dyax; and
- $0.8 million in connection with our investment in the common stock of Targeted Genetics.

Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.

As of December 31, 2002, Genzyme General's division equity includes $10.0 million of net unrealized pre-tax losses on our investments in strategic equity securities.

Other Reserve Estimates

Determining accruals and reserves requires significant judgments and estimates on the part of management. In addition to the judgments and estimates described above, we made other reserve estimates that had an impact on Genzyme General's financial results:

- in December 2002, in accordance with a separation agreement for one of our employees, we provided $4.2 million primarily associated with the estimated cost of continuation of medical coverage for the employee's family; and
- in August 2001, we made the determination to terminate the transgenic portion of our Pompe program and also became responsible for funding all of the

operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenically-derived alpha-glucosidase until the patients currently enrolled in the clinical trial of the product can be transitioned to a CHO-cell product. We accrued $16.8 million as estimated costs to fund our contractual obligation to provide nine patients with the transgenic product until the patients could be transitioned to a CHO-cell product. In December 2002, we determined that we have sufficient quantities on hand to fulfill our legal obligation to supply the remaining three patients in the clinical trial for human transgenic alpha-glucosidase with the transgenic product until they can be transitioned to a CHO-cell product. As a result, we revised our estimated cost of this legal obligation and reversed $5.5 million of amounts in excess of requirements to selling, general and administrative expense in December 2002.

Results of Operations

The following discussion summarizes the key factors our management believes are necessary for an understanding of Genzyme General's combined financial statements.

Revenues

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Product revenue	**$ 984,589**	$898,731	$690,027	10%	30%
Service revenue	**89,423**	74,056	61,161	21%	21%
Total product and service revenue	**1,074,012**	972,787	751,188	10%	29%
Research and development revenue	**6,173**	9,139	1,295	(32%)	606%
Total revenues	**$1,080,185**	$981,926	$752,483	10%	30%

Product and Service Revenue

The following table describes Genzyme General's product and service revenue on a segment basis:

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Product revenue:					
Therapeutics:					
Cerezyme enzyme	**$ 619,184**	$569,887	$536,868	9%	6%
Other therapeutic products	**82,248**	31,138	15,586	164%	100%
Total Therapeutics	**701,432**	601,025	552,454	17%	9%
Renal	**156,864**	176,921	47,891	(11%)	269%
Diagnostic Products	**83,065**	76,858	61,469	8%	25%
Other	**43,228**	43,927	28,213	(2%)	56%
Total product revenue	**984,589**	898,731	690,027	10%	30%
Service revenue:					
Other	**89,423**	74,056	61,161	21%	21%
Total product and service revenue	**$1,074,012**	$972,787	$751,188	10%	29%

2002 as Compared to 2001

Therapeutics

The increase in Therapeutics product revenue for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was primarily due to continued growth in sales of Cerezyme enzyme for the treatment of Type 1 Gaucher disease and increased sales of other therapeutic products. Other therapeutic products revenue consists primarily of:

- sales of Thyrogen hormone, which is an adjunctive diagnostic agent in the follow-up of patients with well-differentiated thyroid cancer;
- sales of Fabrazyme enzyme, which is a recombinant form of the human enzyme alpha-galactosidase used for the treatment of Fabry disease; and
- bulk sales of and royalties earned on sales of WelChol bile acid binder, which is an adjunctive therapy for the reduction of elevated LDL cholesterol in patients with primary hypercholesterolemia.

Sales of Cerezyme enzyme were approximately 63% of Genzyme General's total product revenue for both the years ended December 31, 2002 and 2001. The growth in sales of Cerezyme enzyme for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was attributable to Genzyme General's continued identification of new Gaucher disease patients worldwide, particularly in Europe, resulting from a significant investment in our global sales and marketing infrastructure. The growth in European sales of Cerezyme enzyme for the period was positively impacted by the weakened U.S. Dollar against the Euro. During the year ended December 31, 2002 as compared to the same period a year ago the U.S. Dollar weakened against the Euro on average by approximately 5%, which positively impacted sales of Cerezyme enzyme by $10.6 million.

- Genzyme General's results of operations are highly dependent on sales of Cerezyme enzyme and a reduction in revenue from sales of this product would adversely affect its results of operations. Revenue from Cerezyme enzyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease and the alternative products gained commercial acceptance. Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the U.S., expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.
- Genzyme General is aware of companies that have initiated efforts to develop competitive products, and other companies may do so in the future. Oxford GlycoSciences plc (OGS), for example, is developing Zavesca, a small molecule drug candidate for the treatment of Type 1 Gaucher disease. Zavesca has been granted orphan drug status in the U.S. for treatment of Type 1 Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Type 1 Gaucher disease. In July 2002, the FDA issued a "non approvable" letter to OGS in response to its new drug application (NDA) for Zavesca; in November 2002, however, the agency agreed to examine additional data in support of that NDA. Also in November 2002, the European Commission approved OGS's Marketing Authorization Application for Zavesca as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. OGS will be required to submit follow-up safety data on the product as a condition of such approval. In January 2003, a licensee of OGS submitted an application for approval of Zavesca with the Israeli Ministry of Health. To date, virtually all Gaucher disease patients who have received enzyme therapy have experienced strong clinical benefit with few side effects so we do not expect the competition from Zavesca to have a significant impact on our sales of Cerezyme enzyme in Europe.
- Other therapeutic products revenue consists primarily of sales of Thyrogen hormone, Fabrazyme enzyme and bulk sales of and royalties earned on sales of WelChol bile acid binder. The increase in other therapeutic products revenue for the year ended December 31, 2002 as compared to the year ended December 31, 2001 is attributable to:
- a 51% increase in sales of Thyrogen hormone to $28.3 million primarily due to increased market penetration, particularly in Europe, where sales increased 147% to $8.8 million. Thyrogen hormone was launched in Europe during the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the Committee for Proprietary Medicinal Products of the European Agency for Evaluation of Medicinal Products, which was necessary for commercial introduction of the product;
- a greater than 100% increase in sales of Fabrazyme enzyme in Europe to $26.1 million partially due to the introduction to several new markets in Europe and our continued program to educate European physicians about Fabry disease and Fabrazyme enzyme. The increase also reflects the fact that 2002 was the first full year of sales of Fabrazyme enzyme, which was launched in Europe in August 2001; and
- an increase in kilograms shipped of Genzyme General's WelChol bile acid binder and an increase in royalties earned on sales of WelChol bile acid binder during 2002. These increases were the result of sales to our U.S. marketing partner, Sankyo Pharma, Inc., which has experienced continued market growth of the product in the U.S. during 2002. In October 2002, Merck/Schering-Plough Pharmaceuticals received marketing approval in Germany and FDA approval in the U.S. for its competitive product, ezetimibe, for use alone and with marketed statins for the treatment of elevated cholesterol levels as a second-line therapy. The introduction of this product in the U.S. may adversely affect the future growth of bulk sales of and royalties earned on sales of our Welchol bile acid binder.

Renal

During 2002, we created the Renal reporting segment consisting primarily of amounts attributable to the manufacture and sale of Renagel phosphate binder. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of Genzyme General's Therapeutics reporting segment. We have reclassified Genzyme General's 2001 and 2000 disclosures to conform to Genzyme General's 2002 presentation. Genzyme General expects sales of Renagel phosphate binder to increase, driven primarily by the continued adoption of the product by nephrologists worldwide. The increase in sales of Renagel phosphate binder will be dependent on several factors, including:

- acceptance by the medical community of Renagel phosphate binder as the preferred treatment for elevated serum phosphorus levels in end-stage renal disease patients on hemodialysis;
- our ability to effectively manage wholesaler inventories and the levels of compliance with the inventory management programs we implemented with our wholesalers in 2002;
- our ability to optimize dosing and improve patient compliance with dosing of Renagel phosphate binder;
- the availability of reimbursement from third party payors and the extent of coverage;
- our ability to manufacture sufficient quantities of product to meet demand and to do so at a reasonable price;
- the results of additional clinical trials for additional indications and expanded labeling;
- the availability of competing treatments;
- the efficiencies of our sales force; and
- the content and timing of our submissions to and decisions by regulatory authorities.

Sales of Renagel phosphate binder were approximately 16% of our total product revenue for the year ended December 31, 2002 as compared to approximately 20% of our total product revenue for the year ended December 31, 2001. Sales of Renagel phosphate binder for the year ended December 31, 2002 declined 11% as compared to the year ended December 31, 2001 primarily due to a reduction in domestic wholesaler inventory levels of approximately $30.0 million, based on management's estimates of end-user demand.

Diagnostic Products

Diagnostic Products product revenue increased 8% to $83.1 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The increase was primarily attributable to:

- a 2% increase in the combined sales of infectious disease testing products, HDL and LDL cholesterol testing products and royalties on product sales by Techne Corporation's biotechnology group to $60.7 million; and
- a 31% increase in sales of point of care rapid diagnostic tests for pregnancy and infectious diseases to $22.3 million, primarily due to a full year of sales of additional tests we obtained through our acquisition of Wyntek in June 2001.

Other Product and Service Revenue

Other product revenue decreased 2% to $43.2 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The slight decrease was primarily attributable to a 7% decrease in sales of hyaluronan-based products to $12.8 million while the combined sales of liquid crystals and amino acid derivatives, both of which are pharmaceutical materials, remained flat at $30.1 million. The 21% increase in other service revenue to $89.4 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 is due to increased sales of genetic testing services. This increase was primarily attributable to expanded presence in the prenatal screening market.

2001 as Compared to 2000

Therapeutics

The increase in Therapeutics product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was primarily due to continued growth in sales of Cerezyme enzyme for the treatment of Type 1 Gaucher disease and sales of other therapeutic products. Other therapeutic product revenue consists primarily of sales of Thyrogen hormone and sales of Fabrazyme enzyme.

The steady growth in sales of Cerezyme enzyme for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to Genzyme General's continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure that has continued to increase international sales of this product. Additionally, Genzyme General continues to market Ceredase enzyme for the treatment of Gaucher disease, although we have successfully converted virtually all Gaucher disease patients to a treatment regimen using Cerezyme enzyme.

Sales of Cerezyme enzyme were 63% of Genzyme General's total product revenue for the year ended December 31, 2001 as compared to 78% of Genzyme General's total product revenue for the year ended December 31, 2000.

Revenue for Thyrogen hormone increased 36% for the year ended December 31, 2001 as compared to December 31, 2000 due primarily to increased market penetration. Additionally, Thyrogen hormone was launched in Europe during the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the CPMP of the EMEA. Other therapeutics revenue also increased due to increased sales of Fabrazyme enzyme in Europe.

Renal

Genzyme General began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex, and were $8.0 million for the first quarter of 2000.

The continued growth in sales of Renagel phosphate binder will be dependent on several factors, including:

- our ability to successfully expand manufacturing capacity;

- our ability to manufacture sufficient quantities to meet demand; and
- acceptance by the medical community of Renagel phosphate binder as the preferred treatment for elevated serum phosphorus levels in dialysis patients.

Sales of Renagel phosphate binder were approximately 20% of Genzyme General's total product revenue for the year ended December 31, 2001, as compared to approximately 7% of Genzyme General's total product revenue for the year ended December 31, 2000. Sales of Renagel phosphate binder for the year ended December 31, 2001, as compared to December 31, 2000, include sales of 403 mg capsules and the 800 mg tablet formulation. Genzyme General launched the tablet formulation in the United States during the third quarter of 2000. In the first quarter of 2001, the higher-than-anticipated demand for the 800 mg tablet formulation and certain production constraints resulted in a temporary shortage of this dosage form of Renagel phosphate binder. Patients taking the 800 mg tablets were shifted to an equivalent dose of 400 mg Renagel phosphate binder tablets or 403 mg Renagel phosphate binder capsules while Genzyme General built an inventory of 800 mg tablets to support our re-launch of this dosage form in June 2001.

Diagnostic Products

The increase in diagnostic products revenue for the year ended December 31, 2001, as compared to December 31, 2000, was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Also contributing to the increase for the year ending December 31, 2001, as compared to December 31, 2000, was the addition of sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our June 2001 acquisition of Wyntek, which we acquired in June 2001. Diagnostic products revenue also included royalties on product sales by Techne Corporation's biotechnology group.

Other Product and Service Revenue

The increases in other product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to increased sales of lipids and peptides for drug discovery. The increase in service revenue for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology.

International Product and Service Revenue

A substantial portion of Genzyme General's revenue was generated outside of the U.S. Most of these revenues were attributable to sales of Cerezyme enzyme. The following table provides information regarding the change in international product and service sales as a percentage of total product and service revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
International product and service revenue	**$457,697**	$377,185	$316,482	21%	19%
% of total product and service revenue	**43%**	39%	42%		

International sales of Cerezyme enzyme increased 11% to $328.7 million for the year ended December 31, 2002 as compared to $297.5 million in the same period a year ago. The increase in international sales of Cerezyme enzyme for the year-ended December 31, 2002, as compared to the same period a year ago, is primarily due to:

- a 6% increase in international unit sales of Cerezyme enzyme; and
- an approximate 5% increase in the average exchange rate of the Euro, which positively impacted sales of Cerezyme enzyme by $10.6 million.

International sales of Renagel phosphate binder increased 116% to $43.5 million for the year ended December 31, 2002, as compared to $20.1 million for the same period a year ago. The increase in international sales of Renagel phosphate binder for the year ended December 31, 2002, as compared to the same periods a year ago is primarily due to:

- the ongoing launch of Renagel phosphate binder tablets in Europe in 2002; and
- the expansion of the Renagel phosphate binder sales force in Europe.

International sales of Fabrazyme enzyme increased 351% to $26.1 million for the year ended December 31, 2002, as compared to $5.8 million for the same period a year ago. The increase in international sales of Fabrazyme enzyme for the year ended December 31, 2002, as compared to the same period a year ago is primarily due to:

- the fact that 2002 was the first full year of sales of Fabrazyme enzyme;
- the introduction of Fabrazyme enzyme into several new markets in Europe in 2002; and
- our continued program to educate European physicians about Fabry disease and Fabrazyme enzyme.

International product and service revenue as a percent of total product and service revenue increased in the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to the overall increase in international product and service sales, an approximate $13.9 million positive impact on sales resulting from an approximate 5% increase in the average exchange rate of the Euro, and a 28% or $43.4 million decrease in net Renagel phosphate binder sales in the U.S.

2001 as Compared to 2000

International sales of Cerezyme enzyme increased 10% to $297.5 million for the year ended December 31, 2001 as compared to $270.6 million for the year ended December 31, 2000. Despite an approximate 3% decline in the average exchange rate of the Euro for the year ended December 31, 2001 as compared to the year ended December 31, 2000, international sales of Cerezyme enzyme increased for both periods due primarily to the continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure.

Genzyme General began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex. International sales of Renagel phosphate binder increased 66% to $20.1 million for the year ended December 31, 2001 as compared to $6.9 million for the year ended December 31, 2000. The increase is attributable to:

- the ongoing launch of Renagel phosphate binder tablets in Europe;
- the introduction of Renagel phosphate binder in Brazil; and
- the expansion of the Renagel phosphate binder sales forces in Europe.

International product and service revenue as a percent of total product and service revenue decreased for the years ended December 31, 2001 and December 31, 2000, primarily due to increased sales of Renagel phosphate binder in the U.S.

Research and Development Revenue

The following table sets forth our research and development revenue on a segment basis:

(Amounts in thousands, except percentage data)	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Research and development revenue:					
Therapeutics	**$3,181**	$5,789	$ 315	(45%)	1,738%
Other	**31**	25	67	24%	(63%)
Eliminations/Adjustments	**2,961**	3,325	913	(11%)	264%
Total research and development revenue	**$6,173**	$9,139	$1,295	(32%)	606%

Research and development revenue allocated to Genzyme General is related primarily to research and development activities performed by its Therapeutics reporting segment under collaboration agreements. Eliminations/Adjustments includes research and development efforts Genzyme General conducted on behalf of GTC and amounts related to Genzyme General's research and development activities that we do not specifically allocate to a particular segment of Genzyme General.

MARGINS

(Amounts in thousands, except percentage data)	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Product margin	**$770,930**	$704,556	$527,133	9%	34%
% of total product revenue	**78%**	78%	76%		
Service margin	**$ 37,264**	$ 30,889	$ 23,282	21%	33%
% of total service revenue	**42%**	42%	38%		
Total gross margin	**$808,194**	$735,445	$550,415	10%	34%
% of total product and service revenue	**75%**	76%	73%		

Genzyme General provides a broad range of healthcare products and services. As a result, Genzyme General's gross margin may vary significantly based on the category of product or service. Sales of therapeutic products, including Cerezyme enzyme, result in higher margins than sales of diagnostic products.

2002 as Compared to 2001

Product Margin

The 9% increase in Genzyme General's overall product margin for the year ended December 31, 2002, as compared to the year ended December 31, 2001, was primarily attributable to a 10% increase in product revenue offset in part by a 10% increase in the cost of products sold. The improved product margin was primarily attributable to an increase in sales of higher margin Therapeutics products such as Cerezyme enzyme, Thyrogen hormone and Fabrazyme enzyme. Driven by the increase in sales in Therapeutics products, product margin for the Therapeutics products increased 15% for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

Product margin for the Renal reporting segment was flat for the year ended December 31, 2002 as compared to the year ended December 31, 2001. This was primarily due to the fact that the year over year decline in sales of Renagel phosphate binder was offset by a corresponding decline in production costs. The decline in sales of Renagel phosphate binder was impacted by several factors including a reduction in wholesaler inventory levels of approximately $30 million based on our management's estimate of end-user demand. In addition, cost of products sold for Renagel phosphate binder for the year ended December 31, 2001 includes $8.2 million of charges incurred in the first half of 2001 relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex, for which there are no comparable amounts in the year ended December 31, 2002.

Product margin for Diagnostic Products decreased 5% for the year ended December 31, 2002, as compared to the year ended December 31, 2001, resulting from the increase in the cost of Diagnostic Products sold for the year ended December 31, 2002, as compared to the year ended December 31, 2001. The increase in cost of Diagnostic Products sold was partially attributable to a charge of $2.8 million recorded in 2002 for the planned closure of a Diagnostic Products manufacturing facility in San Carlos, California.

We expect that in the future Genzyme General's product margin as a percentage of product revenue will trend slightly lower, primarily due to lower margins normally attributable to Renagel phosphate binder and a product mix shift as sales of Diagnostic Products continue to increase.

Service Margin

Service margin for the year ended December 31, 2002, as compared to the year ended December 31, 2001, continued to increase, primarily as a result of increased sales of our molecular genetics (DNA) and cancer testing services. Service margin as a percentage of service revenue for the year ended December 31, 2002, as compared to the year ended December 31, 2001, remained flat. This was attributable to a 21% increase in service revenue in the year ended December 31, 2002, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu serving the oncology market, offset by a 21% increase in the cost of services sold for the same period.

2001 as Compared to 2000

Product Margin

Product margin for the year ended December 31, 2001, as compared to the year ended December 31, 2000, increased primarily as a result of increased sales of Renagel phosphate binder and Cerezyme enzyme. The increase for the year ended December 31, 2001, was partially offset by charges to cost of products sold in 2001 of $8.2 million relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex in December 2000.

The increase in product margin as a percentage of product revenue for the year-ended December 31, 2001, as compared to the year ended December 31, 2000, was attributable to a 30% increase in product revenue, driven primarily by increased sales of Cerezyme enzyme, Renagel phosphate binder and sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek, partially offset by a 19% increase in the cost of products sold for the same period.

Service Margin

Service margin for the year ended December 31, 2001, as compared to the year ended December 31, 2000, continued to increase, both in absolute numbers and as a percentage of total service revenue, primarily as a result of increased sales of our DNA and cancer testing services. The increase in service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was attributable to a 21% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu serving the oncology market, partially offset by a 14% increase in the cost of services sold for the same period.

Operating Expenses

2002 as Compared to 2001

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 10% to $323.7 million for the year ended December 31, 2002, as compared to the same period a year ago, despite the inclusion of $27.0 million of additional charges that were included in selling, general and administrative expense for the year ending December 31, 2001, resulting from Pharming Group's August 2001 decision to file for and operate under a court supervised receivership. In addition to the $27.0 million of charges discussed above that were recorded in the year ended December 31, 2001, selling, general and administrative expenses also increased $55.6 million or 21% for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to:

- a $41.8 million increase in selling and marketing costs for Renagel phosphate binder;
- a $19.2 million increase in selling, general and administrative costs for Therapeutics products, of which $11.7 million is attributable to an increase in expenditures related to our increased market penetration for Fabrazyme enzyme in Europe; $4.9 million is attributable to an increase in expenditures to support increased sales of Cerezyme enzyme; and $2.5 million is attributable to a charge recorded in September 2002 to write down accounts receivable for Cerezyme enzyme in Argentina;
- a $4.9 million increase in selling and marketing costs for Diagnostic Products, of which $2.5 million is attributable to a full year of operations of Wyntek, which we acquired in June 2001; and
- a $5.7 million charge is attributable to an increase in legal costs related to ongoing regulatory matters and intellectual property disputes.

The increases in selling, general and administrative expenses for the year ended December 31, 2002 were offset in part by a net decrease of approximately $17.6 million attributable to administrative activities that we do not specifically allocate to a particular segment of Genzyme General. In addition, in December 2002, we determined that we have sufficient quantities on hand to fulfill our legal obligation to supply the remaining three patients in the clinical trial for human transgenic alpha-glucosidase with the transgenic product until they are transitioned to a CHO-cell product. As a result, we reversed $5.5 million of amounts in excess of requirements to selling, general and administrative expense for Genzyme General's Therapeutic reporting segment in 2002.

At December 31, 2002, $2.6 million remained in the reserve for our contractual obligation to provide transgenic product as follows (amounts in thousands):

Initial commitment to fund the operations of the transgenic program	$16,807
Payments in 2001	(2,683)
Balance at December 31, 2001	14,124
Payments in 2002	(6,031)
Revision of estimate	(5,497)
Balance at December 31, 2002	$ 2,596

Research and Development Expenses

Research and development expenses increased 23% to $230.0 million for the year ended December 31, 2002 as compared to the same period a year ago. The increase was primarily due to a $45.5 million increase in spending for Therapeutics research and development programs, of which:

- $34.1 million is primarily attributable to an increase in spending related to our Pompe development programs, as described below, and the addition of spending related to our acquisition of Novazyme;
- $10.6 million is related to spending on Therapeutics research initiatives;
- $1.9 million is related to Genzyme General's program to further develop Fabrazyme enzyme for the treatment of Fabry disease; and
- $1.9 million is related to increased spending related to the further development of Cerezyme enzyme.

The increases to Therapeutics products research and development expenses, which also include additional spending on the continued development of the tolevamer toxin binder, oral iron chelator, oral mucositis and anti-obesity programs, were offset by a net decrease of $3.0 million on the combined research and development spending of other Therapeutics products.

Also contributing to the 23% increase in research and development expenses for the year ended December 31, 2002 as compared to the same period a year ago were:

- a $4.6 million increase in the cost of post-marketing clinical development efforts for Renagel phosphate binder; and
- a $1.4 million increase in spending for Diagnostic Products, of which $0.9 million is attributable to programs acquired through our acquisition of Wyntek.

The increases to research and development expenses were offset by a net decrease of $9.4 million attributable to research and development activities that we do not specifically allocate to a particular segment of Genzyme General.

Included in research and development expenses for the year ended December 31, 2002 are expenses associated with a comparison study of our enzyme programs for treatment of Pompe disease that we concluded during the first quarter of 2002. The enzyme programs included:

- the transgenic enzyme developed by our joint venture with Pharming Group;
- Myozyme enzyme;
- the CHO enzyme licensed from Synpac (North Carolina) Inc. in 2000; and
- an enzyme produced using technology we obtained in the Novazyme acquisition in 2001.

The analysis of the data from that study indicated that our internally developed CHO-cell product offers the clearest and most efficient pathway to commercialization based on both clinical and manufacturing considerations. As a result of this analysis we:

- have cancelled our manufacturing contract for the clinical development of the CHO therapy licensed from Synpac while recording a charge of $8.8 million to research and development in the first quarter of 2002 to reflect bulk product purchases and contract cancellation charges;
- will continue to supply the CHO therapy licensed from Synpac to patients participating in the extensions of clinical trials until they can be transitioned to the internally developed Myozyme enzyme; and
- will proceed with the pre-clinical development of an enzyme produced using technology we obtained through the acquisition of Novazyme as a potential next-generation therapy for Pompe disease and utilize Novazyme's engineering technologies to develop improved second-generation versions of our marketed products and optimal products for the treatment of other LSDs.

Research and development expenses for the year ended December 31, 2002 include a charge of $2.0 million we recorded in the first quarter of 2002 representing the restructuring of Genzyme General's facilities in New Jersey and Oklahoma that were acquired in connection with our acquisition of Novazyme.

2001 as Compared to 2000

Selling, General and Administrative Expenses

The increase in selling, general and administrative expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily related to:

- increased staffing to support the growth in several of Genzyme General's product lines;
- increased expenditures to support the increased sales of Cerezyme enzyme, to drive the growth in sales of Renagel phosphate binder and Thyrogen hormone and support the launch of Fabrazyme enzyme in Europe; and
- the addition of expenses resulting from our acquisitions of GelTex, Wyntek and Novazyme.

Selling, general and administrative expenses for the year ended December 31, 2001 included $27.0 million of charges resulting from Pharming Group's receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group and a charge of $16.8 million representing our commitment to fund the operations of the joint venture, which in turn was legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine patients enrolled in the clinical trial for this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August 2001 and have assumed full operational and financial responsibility for the development of the CHO-cell product. Pharming/Genzyme LLC, the vehicle for our joint venture with Pharming Group covering a transgenic product for Pompe disease, continues to exist, however, we do not intend to commercialize this product.

Research and Development Expenses

The increase in research and development expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily attributable to:

- the cost of post-marketing clinical development efforts for Renagel phosphate binder, which was included in equity in net loss of unconsolidated affiliates before we acquired GelTex;
- the addition of spending on the tolevamer toxin binder, DENSPM, iron chelation, oral mucositis, anti-obesity, and GT102-279 programs arising as a result of our acquisition of GelTex;
- increased spending on Genzyme General's program to develop Fabrazyme enzyme for the treatment of Fabry disease; and
- increased spending on other internal programs.

Research and development expenses for the year ended December 31, 2001, reflects a charge of $4.7 million, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we determined in 2001 was uncollectible.

In connection with our acquisition of GelTex in December 2000, we converted options to purchase shares of GelTex common stock into options to purchase shares of Genzyme General Stock. In accordance with FIN 44, at the date of acquisition we allocated the intrinsic value for the unvested portion of these options of $10.2 million to deferred compensation, a component of division equity. We amortized this amount to operating expense over the remaining vesting period of one year from the date of acquisition. We allocated the expense to the appropriate expense categories of Genzyme General's statements of operations based on the functional responsibility of each employee or option holder. For the year ended December 31, 2001, Genzyme General recorded $9.7 million of compensation expense related to these options, of which $7.9 million was charged to research and development expense and $1.8 million was charged to selling, general and administrative expense. For the year ended December 31, 2000, Genzyme

General recorded $0.5 million of compensation expense related to these options, of which $0.4 million was charged to research and development expense and $0.1 million was charged to selling, general and administrative expense. The deferred compensation was fully amortized by December 31, 2001.

- In connection with our acquisition of Novazyme in September 2001, we converted options, warrants and rights to purchase shares of Novazyme common stock into options, warrants and rights to purchase shares of Genzyme General Stock. In accordance with FIN 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation. We are amortizing this amount to operating expense over the remaining vesting period of 22 months from the date of acquisition. We are allocating the expense to the appropriate expense categories of Genzyme General's combined statements of operations based on the functional responsibility of each option holder. For the year ended December 31, 2001, we recorded $0.4 million of compensation expense related to the options, of which $0.2 million was charged to selling, general and administrative expenses and $0.2 million was charged to research and development expenses.

Amortization of Intangibles

2002 as Compared to 2001

Amortization of intangibles expense decreased 48% to $39.0 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to Genzyme General's adoption of SFAS No. 142 in January 2002. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. In accordance with the provisions of SFAS No. 142, Genzyme General ceased amortizing goodwill as of January 1, 2002. The following tables present the impact SFAS No. 142 would have had on Genzyme General's amortization of intangibles expense had the standard been in effect for the years ended December 31, 2001 and 2000 (amounts in thousands):

	Year ended December 31, 2001			Year ended December 31, 2000		
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$74,296	$(37,020)	$37,276	$10,928	$(6,608)	$4,320

2001 as Compared to 2000

Amortization of intangibles expense increased 580% to $74.3 million for the year ended December 31, 2001 as compared to the year ended December 31, 2000 primarily due to intangible assets acquired in connection with our acquisition of GelTex in December 2000, Wyntek in June 2001 and Novazyme in September 2001.

Purchase of In-Process Research and Development

Novazyme

In September 2001, in connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we allocated to IPR&D and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. Genzyme General recorded this amount as a charge to expense in its combined statements of operations for the year ended December 31, 2001.

Genzyme General's management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets.

The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. As of December 31, 2002, we estimate that it will take approximately six to eight years and an investment of approximately $100 million to $125 million to complete the development of, obtain approval for and commercialize the first product based on this technology platform.

Wyntek

In June 2001, in connection with our acquisition of Wyntek, we allocated approximately $8.8 million of the purchase price to IPR&D. Genzyme General recorded this amount as a charge to expense in its combined statement of operations for the year ended December 31, 2001. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which is consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible.

Wyntek currently is developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The intended use of the device is to read reaction strips at the patient's bedside or in an emergency room setting. In September 2002, we filed a 510(k) submission with the FDA for Wyntek's cardiovascular product. We expect to commercialize this product in early 2004.

GelTex

In December 2000, in connection with the acquisition of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D, which Genzyme General recorded as a charge to expense in its combined statement of operations for the year ended December 31, 2000. As of December 31, 2002, the technological feasibility of the projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Below is a brief description of the GelTex IPR&D projects, including an estimation of when management believes Genzyme General may realize revenues from the sales of these products for their respective indications:

Program	Program Description or Indication	Development Status at December 31, 2002	Value at Acquisition Date (in millions)	Estimated Cost to Complete at December 31, 2002 (in millions)	Year of Expected Product Launch
Renagel phosphate binder	Next stage non-absorbed polymer phosphate binder for the treatment of hyperphospatemia	• Clinical studies scheduled for completion in 2004 and 2005	$19.7	$10.9	2005
Tolevamer toxin binder	*C. difficile* associated diarrhea	• Phase 2 trials expected to be completed in 2003	37.4	50.0	2007
GT56-252 Oral Iron Chelator	Iron overload disease	• Phase 1 trial ongoing	15.7	35.0	2007
GT316-235 Fat absorption inhibitor	Anti-obesity	• Expected to file an IND in 2004	17.8	60.0	2010
Polymer	Oral mucositis	• Expected to file an IND in 2004	17.8	38.0	2008
DENSPM	Psoriasis	• Program cancelled during 2001; no further development planned	3.4	N/A	N/A
GT102-279	Second generation lipid-lowering compound	• Program cancelled during 2001; no further development planned	6.2	N/A	N/A
		Total:	$118.0	$193.9	

Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once research is completed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Charge for Impaired Assets

During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts, which is allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, we were considering various alternative plans for use of the Framingham manufacturing facility including contract manufacturing arrangements, and whether the approximately $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been reallocated as a capitalized cost of that facility.

Other Income and Expenses

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Equity in net loss of unconsolidated affiliates	**$(16,858)**	$(34,365)	$(44,965)	(51%)	(24%)
Gain on affiliate sale of stock	**-**	212	22,689	(100%)	(99%)
Gain (loss) on investments in equity securities	**(14,497)**	(25,996)	23,173	(44%)	(212%)
Minority interest in net loss of subsidiary	**-**	2,259	4,625	(100%)	(51%)
Other	**(152)**	(2,329)	5,203	(93%)	(145%)
Investment income	**48,944**	47,806	38,549	2%	24%
Interest expense	**(17,847)**	(23,192)	(14,159)	(23%)	64%
Total other income (expense), net	**$ (410)**	$(35,605)	$ 35,115	(99%)	(201%)

2002 as Compared to 2001

Equity in Net Loss of Unconsolidated Affiliates

The following table presents our equity in net loss of unconsolidated affiliate by entity and the total losses of our unconsolidated affiliates for the periods presented:

(Amounts in millions)	Our Portion of the Net Losses from Our Unconsolidated Affiliates		Total Losses of Our Unconsolidated Affiliates	
Joint Venture/Unconsolidated Affiliate	**2002**	2001	**2002**	2001
BioMarin/Genzyme LLC	**$(14.5)**	$(18.5)	**$(29.6)**	$(36.9)
Diacrin/Genzyme LLC	**(0.5)**	(2.3)	**(0.7)**	(3.1)
GTC	**(1.9)**	(4.3)	**(24.3)**	(16.6)
Pharming/Genzyme LLC	**-**	(2.9)	**-**	(5.8)
Genzyme/Pharming Alliance LLC	**-**	(6.5)	**-**	(13.0)
Other	**-**	0.1	**-**	0.3
Totals	**$(16.9)**	$(34.4)	**$(54.6)**	$(75.1)

Genzyme General records in equity in net loss of unconsolidated affiliates its portion of the results of our joint ventures with BioMarin, Pharming Group and Diacrin and, through May 2002, our portion of the losses of GTC.

Genzyme General's equity in net loss of unconsolidated affiliates decreased 51% to $16.9 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily as the result of the August 2001 termination of our strategic alliance with Pharming for the development of a CHO-cell derived product for the treatment of Pompe disease. As a result of the termination of the strategic alliance, we recorded 100% of the losses of Genzyme/Pharming Alliance LLC from August 23, 2001 through December 31, 2001. In addition, in August 2001, we became responsible for funding all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenically-derived alpha-glucosidase until the patients enrolled in the clinical trial of the product can be transitioned to a CHO-cell product. Our share of losses for both of our joint ventures with Pharming was $9.4 million for the year ended December 31, 2001, for which there are no comparable amounts in the year ended December 31, 2002 because we began incurring these expenses directly in January 2002 rather than through joint ventures.

The decrease in equity in net loss of unconsolidated affiliates for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was also attributable to:

- a $4.0 million decrease in net losses from our joint venture with BioMarin, our partner for the development of Aldurazyme enzyme, as a result of the completion of clinical trials during 2001 and early 2002 and the joint venture devoting substantial efforts in the manufacturing of inventory in 2002. The decrease was offset by a $7.2 million of charges recorded by the joint venture during the quarter ended December 31, 2002 to write off certain production runs during the scale up of Aldurazyme enzyme manufacturing, of which our 50% portion of these costs ($3.6 million) are reflected in equity in net loss of unconsolidated affiliates. Net losses from our joint venture with BioMarin decreased primarily due to the completion of clinical trials of Aldurazyme enzyme and the planned shift of efforts towards its manufacture and commercialization;
- a $1.8 million decrease in net losses from our joint venture with Diacrin; and
- a $2.4 million decrease in net losses in our equity position in GTC.

On April 4, 2002, GTC purchased approximately 2.8 million shares of GTC common stock that were held by us and allocated to Genzyme General for an aggregate consideration of approximately $9.6 million. We received approximately $4.8 million in cash and a promissory note for the remaining amount of approximately $4.8 million, which we have recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General for the year ended December 31, 2002. The shares of GTC common stock were valued at $3.385 per share in this transaction, using the simple average of the high and low transaction prices quoted on the Nasdaq National Market on April 1, 2002. We have committed to a 24-month lock-up provision on the remaining 4.9 million shares of GTC common stock held by us and allocated to Genzyme General, which is approximately 18% of the shares of GTC common stock outstanding as of December 31, 2002. We accounted for our investment in GTC under the equity method of accounting until May 31, 2002, at which point we ceased to have significant influence over GTC. We began accounting for our investment in GTC under the cost method of accounting in June 2002.

Because of the 24-month lock-up provision, the remaining 4.9 million shares of GTC common stock held by us do not qualify as marketable securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As a result, we carry the investment on Genzyme General's combined balance sheet at cost, subject to review for impairment. See "Gain (Loss) on Investment in Equity Securities" below.

Gain (Loss) on Investment in Equity Securities

We review the carrying value of each of our investments in equity securities on a quarterly basis for impairment. Because we have assessed the decline in the market price of certain investments in equity securities allocated to Genzyme General to be other than temporary, we recorded impairment charges for the years ended December 31, 2002 and 2001.

In December 2002, we recorded and allocated to Genzyme General the following impairment charges because we considered the decline in value of these investments to be other than temporary:

- $9.2 million in connection with our investment in the common stock of GTC;
- $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group;
- $2.0 million in connection with our investment in the common stock of Dyax; and
- $0.8 million in connection with our investment in the common stock of Targeted Genetics.

Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. At December 31, 2002, Genzyme General's division equity includes unrealized losses of approximately $10.0 million, related to the other strategic investments in equity securities allocated to Genzyme General. We believe that these losses are temporary.

Partially offsetting these impairment charges, we recorded and allocated to Genzyme General, net realized gains of $0.9 million on the sale of investments in equity securities for the year ended December 31, 2002.

In 2001, we recorded the following impairment charges related to investments in equity securities because we considered the decline in value of these investments to be other than temporary:

- in the quarter ended September 2001, we recorded and allocated to Genzyme General charges of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics.

- in the quarter ended September 2001, we recorded and allocated to Genzyme General a charge of $8.5 million, representing an at-cost write-off of our investment in Pharming common stock. In August 2001, Pharming Group filed for receivership in order to seek protection from its creditors; and
- in the quarter ended June 30, 2001, we recorded and allocated to Genzyme General a charge of $1.2 million to reflect the fair market value of our investment in Aronex at June 30, 2001. In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held.

Minority Interest in Net Loss of Subsidiary

As a result of our combined direct (until July 2001) and indirect interest in ATIII LLC, our joint venture with GTC, Genzyme General had consolidated the results of the joint venture and recorded GTC's portion of the losses of that joint venture as minority interest. ATIII LLC was a joint venture we formed with GTC for the development and commercialization of transgenically-derived antithrombin III. In July 2001, we transferred our 50% ownership interest in ATIII LLC to GTC and stopped recording minority interest.

Investment Income

Genzyme General's investment income increased 2% to $48.9 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily due to higher average cash balances partially offset by a decrease in interest rates. The higher cash balances resulted primarily from our May 2001 private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021. Net proceeds from the offering were approximately $562.1 million. We allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. Genzyme General expects its current level of investment return and investment income to decline in 2003 due primarily to lower interest rates.

Interest Expense

Genzyme General's interest expense decreased 23% to $17.8 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily due to:

- the decrease in the interest rates used to calculate the commitment fees allocated to Genzyme General on the unused portion of our revolving credit facility;
- the June 2001 redemption of the $250.0 million in principal 5¼% convertible subordinated notes allocated to Genzyme General that were originally due in 2005 for which there is no comparable interest expense in 2002; and
- the May 2001 repayment of the $150.0 million drawn under the revolving credit facility that was allocated to Genzyme General, for which there is no comparable interest expense in 2002.

This decrease was partially offset by the May 2001 private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021 for which there is a full year of interest expense in 2002. Genzyme General expects that the 2003 interest expense associated with the outstanding 3% convertible subordinated debentures, revolving credit facility, and other debt and notes payable will be at amounts comparable to 2002.

2001 as Compared to 2000

Equity in Net Loss of Unconsolidated Affiliates:

The following table presents our equity in net loss of unconsolidated affiliate by entity and the total losses of our unconsolidated affiliates for the periods presented:

(Amounts in millions) Joint Venture/Unconsolidated Affiliate	Our Portion of the Net Losses from Our Unconsolidated Affiliates 2001	2000	Total Losses of Our Unconsolidated Affiliates 2001	2000
BioMarin/Genzyme LLC	$(18.5)	$(12.6)	$(36.9)	$(25.3)
Diacrin/Genzyme LLC	(2.3)	(6.2)	(3.1)	(8.2)
GTC	(4.3)	(2.1)	(16.6)	(13.1)
RenaGel LLC	–	(15.9)	–	(10.7)
Pharming/Genzyme LLC	(2.9)	(6.6)	(5.8)	(13.3)
Genzyme/Pharming Alliance LLC	(6.5)	(1.5)	(13.0)	(2.9)
Other	0.1	(0.1)	0.3	(0.1)
Totals	$(34.4)	$(45.0)	$(75.1)	$(73.6)

Genzyme General records in equity in net loss of unconsolidated affiliates its portion of the results of its joint ventures with BioMarin, Pharming Group and Diacrin. Prior to our acquisition of GelTex in December 2000, we included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. Included in the year ended December 31, 2000 are losses from RenaGel LLC, in which we and GelTex each owned a 50% interest. We acquired GelTex, including its 50% interest in RenaGel LLC, in December 2000. We have consolidated the results of RenaGel LLC in Genzyme General's combined financial statements from the date of acquisition. RenaGel LLC was merged into GelTex effective October 1, 2001. Prior to our acquisition of GelTex's 50% interest in RenaGel LLC, we had included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. Genzyme General's equity in the net losses of RenaGel LLC was $15.9 million in the year ended December 31, 2000.

Excluding the losses of RenaGel LLC for the year ended December 31, 2000, Genzyme General's equity in net loss of unconsolidated affiliates for the year ended December 31, 2001 as compared to December 31, 2000 increased primarily as a result of:

- increased losses from our joint venture with BioMarin;
- increased losses from our joint venture with Pharming Group for the CHO-cell product for Pompe disease; and
- increased losses in our equity position in GTC.

The increased losses were offset in part by decreased losses from our joint venture with Diacrin and decreased losses from our joint venture with Pharming Group for the transgenic product for Pompe disease. We terminated our strategic alliance agreement with Pharming Group covering development of the CHO-cell product in August 2001. As a result, we have recorded 100% of the losses of Genzyme/Pharming Alliance LLC since August 23, 2001.

Gain on Affiliate Sale of Stock

In accordance with our policy pertaining to affiliate sales of stock we recorded the following due to the issuance by GTC, an unconsolidated affiliate, of additional shares of GTC common stock:

- a gain of $0.2 million in 2001; and
- gains of $22.7 million, and a net deferred tax expense of $3.9 million (net of a $3.4 million credit for the reversal of a valuation allowance on a deferred tax asset) in 2000.

Our ownership interest in GTC was approximately 26% as of December 31, 2001 and 2000.

Gain (Loss) on Investments in Equity Securities

We recorded and allocated to Genzyme General the following impairment charges on investments in equity securities for the year ended December 31, 2001 because we considered the decline in the value of these investments to be other than temporary:

- charges of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics.
- a charge of $8.5 million, representing an at cost write-off of our investment in Pharming Group common stock. In August 2001, Pharming Group filed for receivership in order to seek protection from its creditors; and
- a charge of $1.2 million to reflect the fair market value of our investment in Aronex at June 30, 2001. In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held.

Genzyme General recorded the following gains on investments in equity securities for the year ended December 31, 2000:

- a gain of $5.5 million upon the sale of a portion of our investment in GTC common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, we recorded and allocated to Genzyme General gains of $10.9 million and $1.3 million, respectively, upon additional sales of portions of our investment in GTC common stock; and
- a gain of $7.6 million to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock.

Minority Interest in Net Loss of Subsidiary

In July 2001, we transferred our 50% ownership interest in ATIII LLC to GTC and stopped recording GTC's portion of the losses of that joint venture as minority interest. Minority interest increased for the year ended December 31, 2001 due to a change in the funding agreement for the joint venture in March 2001, retroactive to January 1, 2001, which increased GTC's portion of the losses incurred by ATIII LLC to 50% from January 1, 2001 until February 2, 2001 and 100% thereafter as compared to 26% for the same period a year ago. In 2000, ATIII LLC had losses of $14.8 million, of which GTC's portion was $4.6 million.

Other

In December 2000, we recorded and allocated to Genzyme General a $2.1 million charge in connection with our uncertainty in collecting a note receivable that was issued to us in May 1999 by a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's new drug application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

In April 2000, we received and allocated to Genzyme General net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme General.

Investment Income

The increase in investment income for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was primarily attributable to higher average cash and investment balances. The increase in cash balances was partially attributable to our completion of the private placement of $575.0 million in principal of 3% convertible subordinated debentures in May 2001. Net proceeds from the offering were approximately $562.1 million. We allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. Genzyme General used a portion of the net proceeds from the private placement of the debentures to repay the $150.0 million we had drawn under our revolving credit facility in December 2000 and allocated to Genzyme General.

Interest Expense

The increase in interest expense for the year ended December 31, 2001 as compared to the year ended December 31, 2000 is primarily the result of additional interest expense resulting from the $150.0 million of debt drawn on our revolving credit facility in December 2000 as part of the financing of the GelTex acquisition, and the private placement of $575.0 million in principal of 3% convertible subordinated debentures issued in May 2001.

Tax Provision

(Amounts in thousands, except percentage data)	**2002**	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
Provision for income taxes	**$(56,516)**	$(52,666)	$(92,639)	7%	(43%)
Effective tax rate	**27%**	93%	52%		

Genzyme General's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the years ended December 31,		
	2002	2001	2000
Tax at U.S. statutory rate	**35.0%**	35.0%	35.0%
Losses in less than 80% owned subsidiaries with no current tax benefit	**–**	–	(1.9)
State taxes, net	**2.5**	6.7	2.0
Foreign sales corporation and extra-territorial income	**(4.5)**	(18.3)	(4.4)
Nondeductible amortization	**–**	19.3	1.2
Benefit of tax credits	**(7.6)**	(6.5)	(1.7)
Utilization of operating loss carryforwards	**–**	(3.8)	–
Charge for purchased research and development	**–**	57.6	23.3
Foreign rate differential	**1.9**	1.8	(0.9)
Other, net	**–**	1.3	(0.7)
Effective tax rate	**27.3%**	93.1%	51.9%

Genzyme General's effective tax rate for 2002 varied from the U.S. statutory rate primarily due to benefits related to tax credits and the use of a foreign sales corporation. Genzyme General's effective tax rate for 2001 and 2000 varied from the U.S. statutory rate due to nondeductible goodwill amortization expense. Genzyme General stopped recording nondeductible goodwill amortization expense upon the adoption of SFAS No. 142 in fiscal year 2002. In addition, Genzyme General's overall tax rate has changed significantly due to fluctuations in its net income before tax, which was $207.2 million in 2002, $56.5 million in 2001 and $178.6 million in 2000.

We recognized a $4.3 million tax benefit in the fourth quarter of 2002 as a result of additional tax credits identified during the preparation of our 2001 tax return, which we allocated to Genzyme General.

Genzyme General's effective tax rate for 2001 was significantly impacted by nondeductible charges for IPR&D resulting from our acquisitions of Wyntek in June 2001 and Novazyme in September 2001, and nondeductible amortization of intangibles consisting largely of goodwill resulting from our acquisition of GelTex in December 2000. Additionally, the resolution of several tax audit matters in 2001 resulted in the recognition of $2.2 million of net tax benefits.

Cumulative Effect of Change in Accounting for Derivative Financial Instruments

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in Genzyme General's combined balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in income, unless the derivative is part of a qualified hedging relationship.

In accordance with the transition provisions of SFAS No. 133, Genzyme General recorded a cumulative effect adjustment of $4.2 million, net of tax, in its combined statements of operations for the year ended December 31, 2001 to recognize the fair value of our warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts allocated to Genzyme General were not significant. For the year ended December 31, 2002, Genzyme General recorded a charge of $2.1 million in other income in its combined statements of operations to reflect the change in value of its warrants to purchase shares of GTC common stock from January 1, 2002 to December 31, 2002 as compared to a charge of $4.1 million in other expense for the year ended December 31, 2001. Genzyme General also recorded and a charge of $1.0 million ($1.6 million pre-tax) in other comprehensive income (loss) in division equity in its combined balance sheets to reflect the change in value of interest rate swaps held during the year ended December 31, 2002. At December 31, 2002, Genzyme General's interest rate swaps had a fair-market value of $(3.9) million as compared to $(2.7) million at December 31, 2001.

In the normal course of business, we manage risks associated with foreign exchange rates, interest rates and equity prices through a variety of strategies, including the use of hedging transactions, executed in accordance with our policies. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. Any change in the value of our derivative instruments would be substantially offset by an opposite change in the value of the underlying hedged items. We do not use derivative instruments for trading or speculative purposes.

Research and Development Programs

Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing;
- develop and scale-up manufacturing processes and validate facilities; and
- pursue regulatory approvals.

This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

Below is a brief description of our significant or later-stage research and development programs that have been allocated to Genzyme General:

Program	Program Description or Indication	Development Status at December 31, 2002	Year of Expected Product Launch
Fabrazyme (agalsidase beta)	Fabry disease	Available in 26 countries worldwide; BLA submitted to the FDA in June 2000; post-marketing phase 4 trial ongoing	2003
Aldurazyme (laronidase)	MPS 1	BLA submitted to the FDA and an MAA submitted to the EMEA in 2002. We incur 50% of the research and development costs of our joint venture with BioMarin	2003
Myozyme enzyme	Pompe disease	Opened enrollment for a new trial in Q1 2003; anticipate beginning a pivotal trial in Q3 2003	2004
Tolevamer toxin binder [1]	*C. difficile* associated diarrhea	Phase 2 trials ongoing	2007
TGF-beta antagonists	Diffuse scleroderma	Phase 1-2 trial ongoing. We incur 55% of the research and development costs incurred under our collaboration with Cambridge Antibody Technology Group	2008

[1] *Program acquired in connection with the December 2000 acquisition of GelTex.*

The aggregate actual and estimated research and development expense for the above programs is as follows (in millions):

Costs incurred for the year ended December 31, 2001	$78.3
Costs incurred for the year ended December 31, 2002	$78.4
Cumulative costs incurred as of December 31, 2002	$254.6
Estimated costs to complete as of December 31, 2002	$200.0 to $250.0

Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially affected.

Liquidity and Capital Resources

At December 31, 2002, Genzyme General had cash, cash-equivalents, and short- and long-term investments of approximately $1.1 billion, an increase of $107.6 million from December 31, 2001.

Genzyme General's operating activities generated $271.4 million of cash for the year ended December 31, 2002 as compared to $291.6 million for the year ended December 31, 2001. Net cash provided by operating activities was favorably impacted by Genzyme General's division net income of $150.7 million and:

- $96.0 million of depreciation and amortization, of which $55.8 million resulted from the depreciation of property, plant and equipment and $40.2 million resulted from the amortization of intangible assets, including intangible assets acquired in connection with our acquisitions of GelTex and Wyntek;
- $16.9 million from the equity in net losses of unconsolidated affiliates;
- $14.5 million from the loss on investments in equity securities; and
- $14.0 million resulting from a charge for impaired assets related to the write-off of engineering and design costs related to the suspended development of a manufacturing facility in Framingham, Massachusetts.

These favorable impacts were offset by a $55.8 million increase in net working capital.

Genzyme General's investing activities utilized $142.0 million of cash in 2002 as compared to $720.3 million in 2001. Net cash utilized in investing activities consisted primarily of:

- $220.0 million to fund purchases of property, plant and equipment, of which $123.0 million resulted from expansion of our manufacturing facilities in Ireland, the United Kingdom and Belgium, $25.9 million resulted from our manufacturing capacity expansion in the U.S. and $71.1 million representing an aggregate of other manufacturing, research and development and administrative capital expenditures;
- $25.3 million to fund Genzyme General's investments in unconsolidated affiliates; and
- $7.0 million of cash drawn on a senior secured promissory note by a collaborator.

Net cash used by investing activities in 2002 was offset by the favorable impact of the $104.1 million of cash provided by the net purchases, sales and maturities of investments and investments in equity securities allocated to Genzyme General.

In July 2002, together with BioMarin, we submitted the final portion of the "rolling" BLA for Aldurazyme enzyme to the FDA. As part of the BLA submission, we formally requested and were granted Priority Review, which is an FDA procedure generally reserved for products that address an unmet medical need. We expect an action by the FDA regarding our application to market Aldurazyme enzyme by April 30, 2003. Pursuant to the terms of our joint venture agreement with BioMarin for the development and commercialization of Aldurazyme enzyme, we are obligated to pay BioMarin a $12.1 million milestone payment upon receipt of FDA approval of the Aldurazyme enzyme BLA.

In May 2002, we restructured our collaboration agreement with Dyax for the development of the kallikrein inhibitor DX-88 and increased the line of credit we extended to Dyax from $3.0 million to $7.0 million. In connection with the increase, Dyax issued a senior secured promissory note in the principal amount of $7.0 million to us under which it can request periodic advances of not less than $250,000 in principal, subject to certain conditions. Advances under this note bear interest at the prime rate plus 2%, which was 6.3% at December 31, 2002, and are due, together with any accrued but unpaid interest, in May 2005. As of December 31, 2002, Dyax had drawn $7.0 million under the note, which we recorded as a note receivable-related party in our consolidated balance sheet and the combined balance sheet of Genzyme General. Dyax is considered a related party because the chairman and chief executive officer of Dyax is a member of our board of directors. Pursuant to the terms of the note, we are not obligated to make advances in excess of $1.5 million during any calendar quarter.

- Genzyme General's financing activities provided $51.9 million of cash in 2002 as compared to $460.5 million in 2001. Cash provided by financing activities was primarily the result of:
- $30.6 million of allocated proceeds from the issuance of Genzyme General Stock attributable to the exercise of options to purchase shares of Genzyme General Stock under our stock plans and the exercise of rights and warrants to purchase shares of Genzyme General Stock; and
- $27.1 million of cash refunded from Genzyme Biosurgery representing $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in Diacrin/Genzyme LLC, plus accrued interest of 13.5% per annum.

Genzyme General's financing activities used $1.2 million to repay bank overdrafts and also used $6.9 million to repay the current portions of long-term debt and long-term capital lease obligations allocated to Genzyme General, of which $5.1 million represents payment of the outstanding principal balance due under the notes payable we assumed in connection with our acquisition of GelTex in December 2000.

Genzyme General has access to our $350.0 million revolving credit facility, all of which matures in December 2003. At December 31, 2002, $284.0 million had been drawn down and remained outstanding under the $350.0 million facility, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin, which was, in the aggregate, 2.5% at December 31, 2002. We intend to refinance our revolving credit facility during 2003.

Our board of directors has made $25.0 million of Genzyme General's cash available to Genzyme Biosurgery. Under this arrangement, Genzyme Biosurgery is able to draw down funds as needed in exchange for Biosurgery designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. At December 31, 2002, $3.0 million remained available to Genzyme Biosurgery under this arrangement. Our board of directors has also made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under this arrangement, Genzyme Molecular Oncology is able to draw down funds as needed in exchange for Molecular Oncology designated shares based on the fair market value (as defined in our charter) of Molecular Oncology Stock at the time of the draw. At December 31, 2002, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

As of December 31, 2002 we had committed to make the following payments under contractual obligations using cash allocated to Genzyme General:

(Amounts in millions)	Payments Due by Period						
Contractual Obligations	**Total**	2003	2004	2005	2006	2007	After 2007
Long term debt	**$ 575.0**	$ –	$ –	$ –	$575.0[1]	$ –	$ –
Capital lease obligations [2]	**170.4**	5.7	10.7	35.7	8.5	8.5	101.3
Operating leases [3]	**191.0**	28.0	23.3	16.4	9.4	8.5	105.4
Unconditional purchase obligations	**160.6**	39.7	17.6	17.9	22.5	28.2	34.7
Capital commitments [4]	**41.7**	41.7	–	–	–	–	–
Research and development agreements [5]	**95.9**	50.4	10.0	11.5	11.5	12.5	–
Total contractual obligations	**$1,234.6**	$165.5	$ 61.6	$ 81.5	$626.9	$ 57.7	$ 241.4

(1) *Consists of $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which are convertible into shares of Genzyme General Stock. Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. The redemption price would be 100.75% of the principal amount if redeemed from May 20, 2004 through May 14, 2005, and 100% of the principal amount thereafter.*

(2) *In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in the second half of 2003 and the value of the building and related obligation will be recorded in our consolidated balance sheet and combined balance sheet of Genzyme General when we begin to occupy the space. We have included estimated payments for this lease in the capital lease schedule above. The lease term is for 15 years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.*

[3] *In May 2002, we entered into an agreement to lease an 85,808 square foot building and related parking area in Westborough, Massachusetts for our genetic testing business. We allocate 100% of the future minimum payments due under this lease to Genzyme General. The term of the lease is ten years with rent payable in advance commencing August 1, 2002. Remaining fixed rent payments during the term of the lease totaling approximately $10.4 million are included in the operating lease schedule above. Pursuant to the terms of the net lease agreement, we are obligated to pay, in addition to yearly fixed rent, the taxes, betterment assessments, insurance costs, utility charges, base operating costs and certain other expenses related to the property under lease. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms and a one-time option, exercisable during the first five years of the lease, to purchase the land and building under lease.*

[4] *Consists of contractual commitments to vendors that we have entered into as of December 31, 2002 for the construction of the portion of our outstanding capital projects that are allocated to Genzyme General, as follows (amounts in millions):*

Location	Cost to Complete at December 31, 2002
Geel, Belgium	$107.8
Waterford, Ireland	86.3
Cambridge, Massachusetts, U.S.	38.0
Allston, Massachusetts, U.S.	14.8
Others – U.S.	17.0
Others – U.K & Switzerland	7.6
Total estimated cost to complete	$271.5

[5] *From time to time, we enter into agreements with third parties to obtain access to scientific expertise or technology that we do not already have. These agreements frequently require that we pay our licensor or collaborator a technology access fee, milestone payments upon the occurrence of certain events, and/or royalties on sales of products that infringe the licensed technology or arise out of the collaborative research. In addition, these agreements may call for us to fund research activities not being performed by us. The amounts indicated on the research and development agreements line of the contractual obligations table above represent committed funding obligations to our key collaborators under our significant development programs. Should we terminate any of our license or collaboration agreements, the funding commitments contained within them would expire. In addition, the actual amounts that we pay our licensors and collaborators will depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the U.S. Patent & Trademark Office, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, and other factors described under the heading "Factors Affecting Future Operating Results" below.*

We believe that Genzyme General's available cash, investments and cash flow from operations will be sufficient to fund its planned operations and capital requirements for the foreseeable future. Although Genzyme General currently has substantial cash resources and positive cash flow, it intends to use substantial portions of its available cash for:

- product development and marketing;
- expanding existing and constructing new facilities;
- expanding staff;
- working capital; and
- strategic business initiatives.

Genzyme General's cash reserves will be further reduced to pay interest on the $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which may be converted into shares of Genzyme General Stock. If Genzyme General uses cash to pay or redeem any of this debt, including principal and interest due on it, its cash reserves will be diminished. In addition, Genzyme General's cash resources will be reduced to the extent that we are required to use cash allocated to Genzyme General to settle the liabilities of Genzyme Biosurgery or Genzyme Molecular Oncology.

To satisfy these and other commitments, we may have to obtain additional financing for Genzyme General. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on favorable terms.

New Accounting Pronouncements, Market Risk, Interest Rate Risk, Foreign Exchange Risk and Equity Price Risk

See "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations" included in this annual report.

Factors Affecting Future Operating Results

The future operating results of Genzyme General could differ materially from the results described above due to the risks and uncertainties described below and under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in this annual report.

Genzyme General is substantially dependent upon sales of Cerezyme enzyme.

Genzyme General derives a majority of its revenue from sales of Cerezyme enzyme, our enzyme-replacement therapy for the treatment of Gaucher disease. Accordingly, the risks described above under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting future Operating Results – A reduction in revenue from sales of products that treat Gaucher disease would have an adverse effect on our business" included in this annual report may also adversely affect the business of Genzyme General.

Future increases in Genzyme General's earnings will depend on our ability to increase sales of Renagel phosphate binder

We encourage you to read the material under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results – Our future earnings growth will depend on our ability to increase sales of Renagel phosphate binder" included in this annual report. That material describes the factors on which the commercial success of Renagel phosphate binder depends. The risks described in that section may adversely affect the business of Genzyme General.

We may not successfully commercialize Genzyme General's product candidates.

Genzyme General is developing or collaborating on the development of treatments for, among other things, Fabry disease, MPS I and Pompe disease. Our ability to secure regulatory approvals for marketing these product candidates is highly uncertain, as is our ability to successfully commercialize those that receive regulatory approvals. Because the commercial success of these product candidates will substantially determine future revenue and profit at Genzyme General, we encourage you to review the factors described under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in this annual report for details regarding risks that characterize commercialization of our biotechnology product candidates.

Genzyme General may not be able to successfully commercialize Thyrogen hormone.

In January 1999, Genzyme General launched U.S. sales of Thyrogen recombinant thyroid stimulating hormone used to diagnose thyroid cancer. Genzyme General began marketing Thyrogen hormone in Europe, Israel and Brazil in 2000 and Canada in 2001, and plans to continue launching the product on a country-by-country basis as pricing and reimbursement approvals are obtained. The commercial success of Thyrogen hormone will depend on a number of factors, including:

- regulation by the FDA;
- our ability to obtain regulatory approvals in foreign countries;
- the development and commercial success of competitive products; and
- the availability of reimbursement from third-party payers and the extent of coverage.

Genzyme General cannot be sure that market penetration of Thyrogen hormone will increase.

If Genzyme General's strategic alliances to develop and commercialize its products are unsuccessful, Genzyme General's earnings growth will be limited.

Several of Genzyme General's strategic initiatives involve alliances with other biotechnology companies. These include:

- an agreement with Biogen, Inc. for the marketing in Japan of AVONEX (Interferon-beta 1a), Biogen's treatment for relapsing forms of multiple sclerosis, following regulatory approval; and
- a joint venture with BioMarin Pharmaceutical Inc. for the development and commercialization of Aldurazyme enzyme for the treatment of the lysosomal storage disorder known as MPS I.

Genzyme General plans to enter into additional alliances in the future. The success of many of these arrangements is largely dependent on technology and other intellectual property contributed by Genzyme General's strategic partners to the alliances or the resources, efforts and skills of Genzyme General's partners. Genzyme General's strategic partners may:

- terminate their agreements and Genzyme General's access to the underlying intellectual property;
- fail to devote significant financial or other resources to the alliances and thereby significantly hinder or delay development, manufacturing or commercialization activities;
- fail to successfully develop or commercialize any products; or
- fail to maintain the financial resources necessary to continue financing their portion of the development, manufacturing or commercialization costs or their own operations.

If any of these alliances are terminated and Genzyme General loses access to the underlying intellectual property, or if Genzyme General and its partners are unable to successfully develop or commercialize products, Genzyme General's future earnings will be adversely affected.

Subsequent Events

Fabrazyme Enzyme

Following the submission of additional information that was requested by the FDA, the Endocrinologic and Metabolic Drugs Advisory Committee of the FDA met in January 2003 to review our BLA for Fabrazyme enzyme. While this advisory panel was not asked by the FDA to vote on whether to approve the product, the panel affirmed, by a vote of 14-1, that the primary endpoint studied in our Phase 3 trial for Fabrazyme enzyme was an appropriate surrogate marker for purposes of accelerated approval. The FDA will review the advisory panel's input and make a determination about the next steps for marketing approval of Fabrazyme enzyme in the United States. We expect formal FDA action by the end of April 2003.

Aldurazyme Enzyme

The Endocrinologic and Metabolic Drugs Advisory Committee of the FDA met in January 2003 to review our BLA for Aldurazyme enzyme. While the FDA did not ask the advisory panel to vote on whether or not to recommend Aldurazyme enzyme's approval, the panel voted unanimously that the Phase 3 trial of Aldurazyme we conducted with BioMarin showed a meaningful treatment effect in each of two primary endpoints. Later in that month, the FDA issued a complete response letter to BioMarin and Genzyme which noted that the data submitted in the BLA supported the safety and efficacy of Aldurazyme enzyme and that additional clinical data was not required to be submitted. The letter did request, however, additional information on post-marketing commitments, final product labeling, and completion of the manufacturing inspection process. This information has been submitted to the FDA. The FDA has set April 30, 2003 as the formal action date by which it will respond to the BLA for Aldurazyme enzyme. In addition, the CPMP of the European Union issued a positive opinion on the MAA for Aldurazyme enzyme in February 2003. This non-binding opinion has been forwarded to the EMEA for consideration, and a final determination is expected later in 2003 regarding the marketing and sale of Aldurazyme enzyme in the European Union for treating the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease.

Combined Statements of Operations

(Amounts in thousands)	2002	2001	2000
	For the years ended December 31,		
Revenues:			
Net product sales	**$ 984,589**	$898,731	$690,027
Net service sales	**89,423**	74,056	61,161
Revenue from research and development contracts:			
Related parties	**2,747**	3,279	509
Other	**3,426**	5,860	786
Total revenues	**1,080,185**	981,926	752,483
Operating costs and expenses:			
Cost of products sold	**213,659**	194,175	162,894
Cost of services sold	**52,159**	43,167	37,879
Selling, general and administrative	**323,683**	295,068	166,462
Research and development (including research and development related to contracts)	**230,043**	187,502	112,792
Amortization of intangibles	**38,998**	74,296	10,928
Purchase of in-process research and development	**-**	95,568	118,048
Charge for impaired assets	**13,986**	-	-
Total operating costs and expenses	**872,528**	889,776	609,003
Operating income	**207,657**	92,150	143,480
Other income (expenses):			
Equity in net loss of unconsolidated affiliates	**(16,858)**	(34,365)	(44,965)
Gain on affiliate sale of stock	**-**	212	22,689
Gain (loss) on investments in equity securities	**(14,497)**	(25,996)	23,173
Minority interest in net loss of subsidiary	**-**	2,259	4,625
Other	**(152)**	(2,329)	5,203
Investment income	**48,944**	47,806	38,549
Interest expense	**(17,847)**	(23,192)	(14,159)
Total other income (expenses)	**(410)**	(35,605)	35,115
Income before income taxes	**207,247**	56,545	178,595
Provision for income taxes	**(56,516)**	(52,666)	(92,639)
Division net income before cumulative effect of change in accounting for derivative financial instruments	**150,731**	3,879	85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax	**-**	4,167	-
Division net income	**$ 150,731**	$ 8,046	$ 85,956
Comprehensive income, net of tax:			
Division net income	**$ 150,731**	$ 8,046	$ 85,956
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**85,494**	(6,981)	(14,236)
Additional minimum pension liability, net of tax	**(2,529)**	-	-
Unrealized losses on interest rate swap contracts, net of tax	**(1,035)**	(943)	-
Unrealized gains (losses) on securities:			
Unrealized gains (losses) arising during the period	**(29,836)**	(10,674)	15,434
Reclassification adjustment for (gains) losses included in division net income	**9,565**	16,429	(3,512)
Unrealized gains (losses) on securities, net	**(20,271)**	5,755	11,922
Other comprehensive income (loss)	**61,659**	(2,169)	(2,314)
Comprehensive income	**$ 212,390**	$ 5,877	$ 83,642

The accompanying notes are an integral part of these combined financial statements.

Genzyme General, a Division of Genzyme Corporation

Combined Balance Sheets

(Amounts in thousands)	December 31, 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	**$ 372,605**	$ 167,253
Short-term investments	**94,339**	66,481
Accounts receivable, net	**251,318**	220,527
Inventories	**196,396**	127,864
Prepaid expenses and other current assets	**42,558**	31,972
Due from Genzyme Biosurgery	**32,641**	25,192
Due from Genzyme Molecular Oncology	**5,494**	7,086
Deferred tax assets – current	**105,094**	70,196
Total current assets	**1,100,445**	716,571
Property, plant and equipment, net	**749,840**	581,401
Long-term investments	**682,201**	807,766
Notes receivable – related parties	**11,918**	–
Goodwill, net	**481,699**	487,826
Other intangible assets, net	**451,661**	493,642
Investments in equity securities	**42,945**	88,686
Due from Genzyme Biosurgery – noncurrent	**9,390**	4,321
Other noncurrent assets	**25,702**	45,041
Total assets	**$3,555,801**	$3,225,254
Liabilities and Division Equity		
Current liabilities:		
Accounts payable	**$ 35,978**	$ 40,025
Accrued expenses	**170,186**	119,511
Income taxes payable	**58,107**	74,631
Deferred revenue	**10,588**	1,693
Current portion of long-term debt and capital lease obligations	**13**	6,841
Total current liabilities	**274,872**	242,701
Long-term debt and capital lease obligations	**25,038**	25,085
Convertible notes and debentures	**575,000**	575,000
Deferred tax liabilities	**81,933**	80,696
Other noncurrent liabilities	**13,074**	21,420
Total liabilities	**969,917**	944,902
Commitments and Contingencies (Notes D, K, L, N, O, P)		
Division equity	**2,585,884**	2,280,352
Total liabilities and division equity	**$3,555,801**	$3,225,254

The accompanying notes are an integral part of these combined financial statements.

Combined Statements of Cash Flows

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Cash Flows from Operating Activities:			
Division net income	**$ 150,731**	$ 8,046	$ 85,956
Reconciliation of division net income to net cash from operating activities:			
Depreciation and amortization	**96,021**	117,953	41,206
Non-cash compensation expense	**1,335**	10,130	2,185
Provision for bad debts	**6,948**	302	2,918
Note received from a collaborator	**-**	-	(10,350)
Write-off of note received from a collaborator	**-**	10,159	-
Charge for purchase of in-process research and development	**-**	95,568	118,048
Equity in net loss of unconsolidated affiliates	**16,858**	34,365	44,965
Gain on affiliate sale of stock	**-**	(212)	(22,689)
(Gain) loss on investments in equity securities	**14,497**	25,996	(23,173)
Minority interest in net loss of subsidiary	**-**	(2,259)	(4,625)
Charge for impaired assets	**13,986**	-	-
Deferred income tax provision (benefit)	**20,376**	(58,799)	(6,188)
Cumulative effect of change in accounting for derivative financial instruments	**-**	(4,167)	-
Other	**6,492**	(1,784)	3,121
Increase (decrease) in cash from working capital changes:			
Accounts receivable	**(21,458)**	(57,679)	(26,929)
Inventories	**(44,075)**	(19,765)	(1,988)
Prepaid expenses and other current assets	**(12,024)**	(5,485)	(7,682)
Due from Genzyme Biosurgery	**(3,390)**	(10,868)	(6,585)
Due from Genzyme Molecular Oncology	**1,592**	(2,426)	(938)
Accounts payable, accrued expenses and deferred revenue	**38,525**	95,665	(2,210)
Income taxes payable and tax benefits from stock options	**(15,011)**	56,864	63,607
Cash flows from operating activities	**271,403**	291,604	248,649
Cash Flows from Investing Activities:			
Purchases of investments	**(445,070)**	(978,595)	(426,875)
Sales and maturities of investments	**548,472**	514,458	533,461
Purchases of equity securities	**(4,050)**	(6,138)	(24,102)
Proceeds from sales of equity securities	**4,773**	2,467	33,124
Purchases of property, plant and equipment	**(219,960)**	(171,430)	(76,912)
Sales of property, plant and equipment	**2,499**	-	-
Acquisitions, net of cash acquired	**-**	(50,655)	(447,495)
Investments in unconsolidated affiliates	**(25,260)**	(39,677)	(23,497)
Note received from a collaborator	**(7,000)**	-	-
Other	**3,627**	9,317	3,319
Cash flows from investing activities	**(141,969)**	(720,253)	(428,977)

The accompanying notes are an integral part of these combined financial statements.

Combined Statements of Cash Flows (continued)

(Amounts in thousands)	For the years ended December 31, 2002	2001	2000
Cash Flows from Financing Activities:			
Allocated proceeds from the issuance of Genzyme General Stock	**30,644**	88,996	85,345
Allocated proceeds from the issuance of debt	**-**	562,062	150,000
Payments of debt and capital lease obligations	**(6,883)**	(154,978)	-
Receipt of NeuroCell joint venture refund from Genzyme Biosurgery	**27,063**	-	-
Net cash allocated to Genzyme Biosurgery	**-**	(11,993)	(9,910)
Net cash allocated to Genzyme Molecular Oncology	**-**	(36,040)	(15,000)
Payment of notes receivable from stockholders	**792**	-	-
Bank overdraft	**(1,248)**	7,615	9,523
Other	**1,506**	4,861	2,130
Cash flows from financing activities	**51,874**	460,523	222,088
Effect of exchange rate changes on cash	**24,044**	(462)	(442)
Increase in cash and cash equivalents	**205,352**	31,412	41,318
Cash and cash equivalents at beginning of period	**167,253**	135,841	94,523
Cash and cash equivalents at end of period	**$372,605**	$ 167,253	$135,841
Supplemental disclosures of cash flows:			
Cash paid during the year for:			
Interest, net of capitalized interest	**$ 15,207**	$ 19,093	$ 11,978
Income taxes	**$ 37,744**	$ 17,504	$ 34,014

Supplemental disclosures of non-cash transactions:
- Acquisitions – Note D.
- Disposition of assets – Note E.
- Property, plant and equipment – Note I.
- Investment in joint ventures – Note L.
- Conversion of 5¼% convertible subordinated notes – Note N.
- Conversion of 5% convertible subordinated debentures – Note N.

In conjunction with the acquisitions of Novazyme, Wyntek and GelTex liabilities, we assumed the following assets and liabilities, which were allocated to Genzyme General:

(Amounts in thousands)	For the years ended December 31, 2001	2000
Fair value of assets acquired	$ 52,169	$ 618,749
Goodwill	37,493	449,634
Acquired in-process research and development	95,568	118,048
Deferred compensation	2,630	10,206
Issuance of common stock and options	(119,591)	(556,563)
Net cash paid for acquisition and acquisition costs	(56,133)	(451,816)
Liabilities for exit activities and integration	(1,740)	-
Net deferred tax liability assumed	(4,817)	(140,469)
Net liabilities assumed	$ 5,579	$ 47,789

The accompanying notes are an integral part of these combined financial statements.

Note A. Summary of Significant Accounting Policies

Business

Genzyme General is our operating division that develops and markets:

- therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitatiting diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics;
- renal products, with a focus on products that treat patients suffering from renal diseases, including chronic renal failure;
- diagnostic products, with a focus on *in vitro* diagnostics; and
- other products and services, such as genetic testing services and pharmaceutical drug materials.

Basis of Presentation

The combined financial statements of Genzyme General for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme General. We also allocate a portion of our corporate operations to Genzyme General using methods described in our allocation policy below. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 2001 and 2000 data to conform with the 2002 presentation.

We prepare the financial statements of Genzyme General in accordance with accounting principles generally accepted in the U.S. We present financial information and accounting policies specific to Genzyme General in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the financial statements of Genzyme General. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies. We incorporate that information into this note by reference.

Tracking Stock

Genzyme General Division Common Stock, which we refer to as "Genzyme General Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme General. The chief mechanisms intended to cause Genzyme General Stock to "track" the financial performance of Genzyme General are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to Genzyme General into the determination of the amount available to pay dividends on Genzyme General Stock;
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock if all or substantially all of the assets allocated to Genzyme Biosurgery are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of Biosurgery Stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. Unless declared, no dividends accrue on our tracking stocks.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme Corporation be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to Genzyme General Stock are based on the income or losses attributable to Genzyme General, we include financial statements and management's discussion and analysis of Genzyme General to aid investors in evaluating its performance.

- While Genzyme General Stock is designed to reflect Genzyme General's performance, it is common stock of Genzyme Corporation and not Genzyme General; Genzyme General is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Genzyme General Stock have no specific rights to assets allocated to Genzyme General. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme General and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of Genzyme General Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to Genzyme General are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Genzyme General Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

Allocation Policy

Our charter requires us to manage and account for transactions between Genzyme General and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred which directly benefit a division are allocated to the division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by our board of directors. Our board also allocates long-term debt and strategic investments.

Note B., "Policies Governing the Relationship of Genzyme's Operating Divisions," further describes our policies concerning interdivisional transactions and income tax allocations.

We believe that the divisional allocations are reasonable and have been consistently applied. However, a division's results of operations may not be indicative of what would have been realized if the division was a stand-alone entity.

Principles of Combination

Genzyme General uses the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or over which we exercise significant influence. Genzyme General's combined division net income includes our share of the earnings of these entities.

Genzyme General accounted for our investment in GTC under the equity method until May 2002, at which point we ceased to have significant influence over GTC. Genzyme General began accounting for our investment in GTC under the cost method of accounting in June 2002.

For additional information on our investments, please read Note K, "Investments in Marketable Securities and Strategic Equity Investments," below.

Translation of Foreign Currencies

Genzyme General translates the financial statements of its foreign subsidiaries from local currency into U.S. dollars using:

- the current exchange rate at each balance sheet date for assets and liabilities;
- the average exchange rate prevailing during each period for revenues and expenses; and
- the historical exchange rate for investments in its foreign subsidiaries.

Genzyme General considers the local currency for all of its foreign subsidiaries to be the functional currency for that subsidiary. As a result, Genzyme General included translation adjustments net of tax, for these subsidiaries in division equity. Genzyme General also records as a charge or credit, to division equity, exchange gains and losses on intercompany balances that are of a long-term investment nature. Genzyme General's division equity includes net cumulative foreign currency credits of $44.6 million at December 31, 2002, and net cumulative foreign currency charges of $(40.9) million at December 31, 2001.

Gains and losses on all other foreign currency transactions are included in Genzyme General's results of operations.

Derivative Financial Instruments

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in Genzyme General's statements of operations for the year ended December 31, 2001 to recognize the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. We recognize revenue from service sales when we have finished providing the service. Revenue from research and development services and selling and marketing services is recognized over the term of the applicable contract and as we complete our obligations under the contract. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. We recognize non-refundable up-front license fees over the related performance period or at the time we have no remaining performance obligations.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, we recognize milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone was not reasonably assured at the inception of the arrangement;
- there is a substantial effort involved in achieving the milestone; and
- the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize royalties upon receipt of royalty statements from the licensee.

We record allowances for product returns, rebates payable to Medicaid, managed care organizations, or customers and sales discounts. These allowances are recorded as reductions of revenue at the time produce sales are recorded. These amounts are based on our estimates of the amount of product in the distribution channel and the percent of end-users covered by Medicaid or managed care organizations. We record consideration paid to a customer or reseller of our products as a reduction of revenue unless we receive an identifiable and separable benefit for the consideration and we can reasonably estimate the fair value of the benefit received. If both conditions are met, we record the consideration paid to the customer as an expense.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Net Income (Loss) Per Share

We calculate earnings per share for each series of our stock using the two-class method, as further described in the notes to our consolidated financial statements included elsewhere in this annual report. We present earnings per share data only in our consolidated financial statements because Genzyme

Corporation is the issuer of the securities. Our divisions do not and cannot issue securities because they are not companies or legal entities.

Accounting for Stock Based Compensation

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for those companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. We have not adopted the fair value method of accounting for stock-based compensation and will continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. We do not recognize compensation expense for options granted under the provisions of these plans with fixed terms and an exercise price greater than or equal to the fair market value of the underlying series of our common stock on the date of grant. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123, as amended, and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

In accordance with the disclosure requirements of SFAS No. 148, the following table sets forth Genzyme General's net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123 as amended, based on the fair value at the grant dates of the awards.

	For the years ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Division net income (loss):			
As reported	**$150,731**	$ 8,046	$ 85,956
Add: stock-based compensation included in as-reported, net of tax	**844**	6,402	1,394
Deduct: pro forma stock-based compensation, net of tax	**(63,091)**	(51,888)	(27,959)
Pro forma	**$ 88,484**	$(37,440)	$ 59,391

Note A., "Summary of Significant Accounting Policies – Accounting for Stock-Based Compensation," to our consolidated financial statements contains information regarding the assumptions we made in calculating pro forma compensation expense in accordance with SFAS No. 123. The effects of applying SFAS No. 123 are not likely to be representative of the effects on reported division net income (loss) in future years.

Note B. Policies Governing the Relationship of Genzyme's Operating Divisions

Because each of our operating divisions is a part of a single company, our board of directors has adopted policies to address issues that may arise among divisions and to govern the management of and the relationships between each division. With some exceptions that are mentioned specifically in this note, our board of directors may modify or rescind these policies, or adopt additional policies, in its sole discretion without stockholder approval, subject only to our board of directors' fiduciary duty to stockholders. Accounting principles generally accepted in the U.S. require that any change in policy be preferable (in accordance with these principles) to the previous policy.

Interdivisional Asset Transfers

Our board of directors may at any time reallocate any program, product or other asset from one division to any other division. We account for interdivisional asset transfers at book value. The consideration paid for an asset transfer generally must be fair value as determined by our board of directors. The difference between the consideration paid and the book value of the assets transferred is recorded in division equity. Our board of directors determines fair value using either a risk-adjusted discounted cash flow model or a comparable transaction model.

The risk-adjusted discounted cash flow model estimates fair value by taking the discounted value of all the cash inflows and outflows related to a program or product over a specified period of time, generally the economic life of the project, adjusted for the probabilities of certain outcomes occurring or not occurring. In performing this analysis, we consider various factors that could affect the success or failure of the program including:

- the duration, cost and probability of success of each phase of development;
- the current and potential size of the market and barriers to entry into the market;

- the maximum number of patients likely to be treated with the product and the speed with which that maximum number will be reached;
- reimbursement policies and pricing limitations;
- current and potential competitors;
- the net proceeds received by us upon the sale of the program or product; and
- the costs of manufacturing and marketing the product or program.

The comparable transaction model estimates fair value through comparison to valuations established for other transactions within the biotechnology and biosurgical areas involving similar programs and products having similar terms and structure. In identifying comparable transactions, we consider, among other factors, the following:

- the similarity of market opportunity;
- the comparability of the medical needs addressed;
- the similarity of the regulatory, reimbursement and competitive environment;
- the stage of product or program development; and
- the risk profile of successfully commercializing the product or program.

We customarily use the comparable transaction model to corroborate valuations derived under the risk-adjusted discounted cash flow model.

When determining the fair value of a program under development using either model, our board of directors also takes into account the following criteria:

- the commercial potential of the program;
- the phase of clinical development of the program;
- the expenses associated with realizing any income from the program and the likelihood and time of the realization; and
- other matters that our board of directors and its financial advisors, if any, deem relevant.

One division may compensate another division for a reallocation with cash or other consideration having a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to another division, our board of directors may elect instead to account for the reallocation as an increase in the designated shares representing the division to which the assets are reallocated in accordance with the provisions of our charter. Designated shares are authorized but non-issued shares of a division's common stock that our board of directors may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of such issuance, sales or distribution to the division tracked by the stock. No gain or loss is recognized as a result of these transfers.

Our policy regarding transfers of assets between divisions may not be changed by our board of directors without the approval of the holders of Genzyme General Stock voting as a separate class unless the policy change does not affect Genzyme General.

Other Interdivision Transactions

Our divisions may engage in transactions directly with one or more other divisions or jointly with one or more other divisions and one or more third parties. These transactions may include agreements by one division to provide products and services for use by another division, license agreements and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. The division providing these products and services does not recognize revenue on any of these transactions unless it provides them to unrelated third parties in the ordinary course of business. These transactions are subject to the conditions described below:

- We charge research and development (including clinical and regulatory support), distribution, sales, marketing, and general and administrative services (including allocated space) performed by one division for another division to the division for which the services are performed on a cost basis. We charge direct costs to the division for which we incur them. We allocate direct labor and indirect costs in reasonable and consistent manners based on the use by a division of relevant services.
- We charge the manufacturing of goods and performance of services by one division exclusively for another division to the division for which it is performed on a cost basis. We determine gross fixed assets for the facility used at the beginning of each fiscal year. We allocate direct labor and indirect costs in reasonable and consistent manners based on the benefit received by a division of related goods and services.
- Other than transactions involving research and development, manufacturing, distribution, sales, marketing, general and administrative services, which are addressed above, all interdivision transactions are performed on terms and conditions obtainable in arm's length transactions with third parties.
- Each division bills the other division on a monthly basis for the services and costs incurred on the other division's behalf. Payment by the other division is due within 45 days. To the extent asset impairment charges are recorded by a division and allocated to another division in accordance with the allocation policies described in Note A., "Summary of Significant Accounting Policies," payment of such charge is to be made monthly by the other division in an amount equal to the monthly depreciation or amortization that would have been allocated to the other division using the assets original useful life.
- Our board must approve interdivision transactions that are performed on terms and conditions other than as described above and are material to one or

more of the participating divisions. In giving its approval, our board must determine that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each participating division. Divisions may make loans to other divisions. Any loan of $1 million or less matures within 18 months and accrues interest at the best borrowing rate available to the corporation for a loan of like type and duration. Our board must approve any loan in excess of $1 million. In giving its approval, our board of directors must determine that the material terms of the loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing each such division.

All material interdivision transactions are set forth in a written agreement that is signed by an authorized member of the management team of each division involved in the transaction.

Tax Allocations

We file a consolidated return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under accounting principles generally accepted in the U.S. as if it were a separate taxpayer. We assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provision. As of the end of any fiscal quarter, however, if a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to the other divisions in proportion to their taxable income without any compensating payment or allocation. Tax benefits allocated to Genzyme General are recorded as a credit to division equity and do not impact Genzyme General's division income.

Access to Technology and Know-How

Genzyme General has unrestricted access to all technology and know-how owned or controlled by Genzyme Corporation that may be useful in its business, subject to any obligations or limitations that apply to the corporation generally.

Note C. Net Income (Loss) Per Share

Note B., "Net Income (Loss) Per Share," to our consolidated financial statements contains information regarding the calculation of earnings per share for each series of our stock using the two-class method. We present earnings per share data only in our consolidated financial statements because Genzyme Corporation is the issuer of the securities. Our divisions do not and cannot issue securities because they are not companies or legal entities.

Note D. Acquisitions

Novazyme

In September 2001, we acquired all of the outstanding capital stock of Novazyme for an initial payment of approximately 2.6 million shares of Genzyme General Stock. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies by specified dates. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock and exchanged them for options, warrants and rights to purchase Genzyme General Stock, on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands, except share amounts):

Issuance of 2,562,182 shares of Genzyme General Stock	$110,584
Issuance of options to purchase 158,840 shares of Genzyme General Stock	6,274
Issuance of warrants to purchase 25,338 shares of Genzyme General Stock	894
Issuance of rights to purchase 66,846 shares of Genzyme General Stock	1,839
Acquisition costs	951
Total purchase price	$120,542
Cash and cash equivalents	$ 5,194
Other assets	125
Property, plant & equipment	4,475
Goodwill	17,177
In-process research and development	86,800
Deferred tax asset	8,328
Assumed liabilities	(2,795)
Liabilities for exit activities and integration	(1,740)
Notes receivable from stockholders	1,316
Deferred compensation	2,630
Deferred tax liability	(968)
Allocated purchase price	$120,542

Because our acquisition of Novazyme was completed after June 30, 2001, the provisions of SFAS No. 141 and certain provisions of SFAS No. 142 apply from the date of acquisition. Accordingly, we are not ratably amortizing the goodwill resulting from the acquisition of Novazyme. Instead, we test the goodwill's impairment on a periodic basis in accordance with the provisions of SFAS No. 142.

We issued approximately 2.6 million shares of Genzyme General Stock to Novazyme's shareholders. These shares were valued at $110.6 million using the average trading price of Genzyme General Stock for the four day trading period ending on September 26, 2001, the date of acquisition. Options, warrants and rights to purchase shares of Genzyme General Stock were valued at $9.0 million using the Black-Scholes model. In accordance with FIN 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation in division equity. We are amortizing the unvested portion to operating expense over the remaining vesting period of approximately 22 months.

In connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we allocated to IPR&D, and charged to expense, $86.8 million, representing the portion of the purchase price attributable to the technology platform. In accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense in our consolidated statements of operations and in the combined financial statements of Genzyme General for the year ended December 31, 2001.

Our management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered. The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs.

The staff of the FTC is investigating our acquisition of Novazyme. The FTC is one of the agencies responsible for enforcing federal antitrust laws, and, in this investigation, it is evaluating whether there are anti-competitive aspects of the Novazyme transaction that the government should seek to negate. While we do not believe that the acquisition should be deemed to contravene antitrust laws, we have been cooperating in the FTC investigation. At this stage, we cannot predict with precision the likely outcome of the investigation or how that outcome will impact our business. As with any litigation or investigation, there are ongoing costs associated with responding to the investigation, both in terms of management time and out-of-pocket expenses.

Wyntek

In June 2001, we acquired all of the outstanding capital stock of Wyntek for an aggregate purchase price of $65.4 million. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Wyntek in our consolidated financial statements and the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Cash paid	$ 65,000
Acquisition costs	350
Total purchase price	$ 65,350
Cash and cash equivalents	$ 4,974
Other current assets	4,966
Property, plant & equipment	1,843
Intangible assets (to be amortized straight-line over 5 to 10 years)	39,444
Goodwill	20,316
In-process research and development	8,768
Deferred tax assets	2,255
Assumed liabilities	(2,784)
Deferred tax liability	(14,432)
Allocated purchase price	$ 65,350

In connection with the acquisition of Wyntek we allocated approximately $8.8 million of the purchase price to IPR&D. Our management assumes responsibility for determining the IPR&D valuation. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which was consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition.

In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. The acquired IPR&D consists of Wyntek's work to complete the program. There are no alternative uses for the in-process program in the event that the program fails

in clinical trials or is otherwise not feasible. The development effort for the acquired IPR&D does not possess an alternative future use for us as defined by accounting principles generally accepted in the U.S. Consequently, in accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense for the year ended December 31, 2001. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 10 years.
As of December 31, 2002, the technological feasibility of the acquired program had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred. We expect to commercialize this product in early 2004.

GelTex

In December 2000, we acquired GelTex. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Cash paid	$ 515,151
Issuance of 15.8 million shares of Genzyme General Stock.	491,181
Issuance of options and warrants to purchase 3.2 million shares of Genzyme General Stock	62,882
Existing equity investment in GelTex	2,500
Acquisition costs	4,321
Total purchase price	$1,076,035
Cash and cash equivalents	$ 67,656
Short-term investments	75,338
Prepaid expenses and other assets	24,669
Inventory	8,156
Property, plant & equipment	45,477
Intangible assets (to be amortized straight-line over 5 to 15 years)	465,109
Goodwill	452,544
In-process research and development	118,048
Deferred tax asset	35,016
Deferred compensation	10,206
Assumed liabilities	(47,789)
Deferred tax liability	(178,395)
Allocated purchase price	$1,076,035

The 15.8 million shares of Genzyme General Stock issued in exchange for all of the outstanding shares of GelTex common stock were valued at $491.2 million using the average trading price of Genzyme General Stock over three days before and after the September 11, 2000 announcement of the merger. Options and warrants to purchase approximately 3.2 million shares of Genzyme General Stock were valued at $62.9 million using the Black-Scholes model. In accordance with FIN 44, the intrinsic value of the portion of the unvested options related to the future service period of $10.2 million has been allocated to deferred compensation in division equity. The unvested portion was amortized to operating expense over the remaining vesting period of approximately one year which concluded in December 2001.

As part of the acquisition of GelTex, we acquired all of GelTex's interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for the investment in RenaGel LLC under the equity method. Because we already owned a 50% interest in RenaGel LLC, the assets of RenaGel LLC were adjusted to fair value only to the extent of the 50% interest we acquired.

In connection with the purchase of GelTex, Genzyme General allocated approximately $118.0 million of the purchase price to IPR&D. Our management is responsible for determining the fair value of the acquired IPR&D. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. The discount rates used were consistent with the risks of each project, and ranged from 35% to 40%. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of GelTex up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of the GelTex IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2000. Genzyme General is amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 15 years. As of December 31, 2002, the technological feasibility of the acquired projects had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technical feasibility. In addition, once research is completed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue and on the results of preclinical and clinical studies. We cannot give you assurances that any of these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Unaudited Pro Forma Financial Summary

The following unaudited pro forma financial summary is presented as if the acquisitions of Novazyme, Wyntek and GelTex were completed as of January 1, 2001 and 2000. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated on those dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as acquired IPR&D charges of $86.8 million resulting from the acquisition of Novazyme, $8.8 million resulting from the acquisition of Wyntek and $118.0 million resulting from the acquisition of GelTex are not reflected in the following unaudited pro forma financial summary:

	For the year ended December 31,	
(Amounts in thousands)	2001	2000
Total revenues	$990,339	$813,045
Income before cumulative effect of change in accounting for derivative financial instruments, net of tax	80,781	114,125
Division net income	84,948	114,125

Note E. Disposition of Assets

In July 2001, we transferred our 50% ownership interest in ATIII LLC to GTC. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of GTC products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million. We will allocate any royalty amount that we receive to Genzyme General. Prior to the transfer, we consolidated the results of ATIII LLC because we had control of ATIII LLC through our combined, direct and indirect ownership interest in the joint venture.

Note F. Derivative Financial Instruments

Note E., "Derivative Financial Instruments," to our consolidated financial statements contains information regarding interest rate swap contracts that are allocated to Genzyme General. We incorporate that information into this note by reference.

Note G. Accounts Receivable

Genzyme General's trade receivables primarily represent amounts due from distributors, healthcare service providers and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. Genzyme General performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme General states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $16.4 million at December 31, 2002 and $11.9 million at December 31, 2001.

Note H. Inventories

	December 31,	
(Amounts in thousands)	**2002**	2001
Raw materials	**$ 33,934**	$ 39,285
Work-in-process	**68,441**	53,408
Finished products	**94,021**	35,171
Total	**$196,396**	$127,864

Genzyme General capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2002, Genzyme General's total inventories include $7.5 million of inventory for products that have not yet been approved for sale. In addition, at December 31, 2002, a joint venture in which we have a 50% ownership interest has $17.3 million of inventory for a product that has not yet been approved for sale, of which $8.6 million represents our portion of the unapproved inventory of the joint venture. Our ownership interest in this joint venture is allocated to Genzyme General.

Note I. Property, Plant and Equipment

	December 31,	
(Amounts in thousands)	**2002**	2001
Plant and equipment	**$ 374,060**	$ 284,662
Land and buildings	**345,769**	264,800
Leasehold improvements	**119,881**	120,080
Furniture and fixtures	**22,300**	16,125
Construction-in-progress	**198,190**	149,806
	1,060,200	835,473
Less accumulated depreciation	**(310,360)**	(254,072)
Property, plant and equipment, net	**$ 749,840**	$ 581,401

Genzyme General's depreciation expense was $55.8 million in 2002, $56.7 million in 2001 and $33.6 million in 2000.

Genzyme General capitalizes costs it incurs in validating the manufacturing process for products which have reached technological feasibility. As of December 31, 2002, capitalized validation costs, net of accumulated depreciation, were $15.3 million. Genzyme General has capitalized the following amounts of interest costs incurred in financing the construction of manufacturing facilities:

For the years ended December 31,		
2002	2001	2000
$4.5 million	$4.2 million	$2.2 million

The estimated cost to complete the assets under construction as of December 31, 2002 is $271.5 million.

During 2001, we began constructing a recombinant protein facility adjacent to our existing facilities in Framingham, Massachusetts, which we allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, we were considering various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the approximately $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been reallocated as a capitalized cost of that facility.

Note J. Goodwill and Other Intangible Assets

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and thus has been adopted by Genzyme General effective at the beginning of fiscal year 2002.

Goodwill

Effective January 1, 2002 in accordance with the provisions of SFAS No. 142, Genzyme General ceased amortizing goodwill. At January 1, 2002, gross goodwill allocated to Genzyme General totaled $561.0 million, including $2.4 million of acquired workforce intangible assets previously classified as other intangible assets, net of related deferred tax liabilities, of which $1.6 million was allocated to Genzyme General's Therapeutics reporting segment and $0.8 million was allocated to its Diagnostic Products reporting segment.

We completed the transitional and annual impairment test for the $481.7 million of net goodwill related to Genzyme General's reporting units in the year ended December 31, 2002 as provided by SFAS No. 142, and determined that no impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable.

The following table contains the changes in net goodwill attributable to Genzyme General's segments during the year ended December 31, 2002 (amounts in thousands):

	As of December 31, 2001	Adjustments	**As of December 31, 2002**
Goodwill:			
Therapeutics [1]	$387,213	$(6,359)	**$380,854**
Renal [2]	82,508	(31)	**82,477**
Diagnostic Products [3]	32,427	789	**33,216**
Other	56,462	171	**56,633**
Total	558,610	(5,430)	**553,180**
Accumulated amortization	(70,784)	(697)	**(71,481)**
Goodwill, net	$487,826	$(6,127)	**$481,699**

(1) *Adjustments for the Therapeutics segment include:*

- *$(8.8) million resulting from an adjustment to the value assigned to the deferred tax assets and liabilities recorded in connection with our acquisition of GelTex;*
- *$1.6 million of workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, resulting from our acquisition of GelTex reclassified as required by SFAS No. 142;*
- *$1.3 million resulting from an adjustment to value assigned to the deferred tax assets recorded in connection with our acquisition of Novazyme; and*
- *$(0.5) million resulting primarily from the reversal of $(1.3) million of excess integration and exit activity costs accruals related to our acquisition of Novazyme.*

(2) *During 2002, we created the Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, goodwill amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of Genzyme General's Therapeutics reporting segment. We have reclassified our 2001 goodwill disclosures by segment to conform to our 2002 presentation.*

(3) *Adjustments for the Diagnostic Products segment represent workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, resulting from our acquisition of Wyntek as required by SFAS No. 142.*

Other Intangible Assets

The following table contains information on Genzyme General's other intangible assets for the periods presented (amounts in thousands):

	As of December 31, 2002			As of December 31, 2001		
	Gross Other Intangible Assets	**Accumulated Amortization**	**Net Other Intangible Assets**	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Technology	**$378,457**	**$(56,294)**	**$322,163**	$378,364	$(28,130)	$350,234
Patents	**117,574**	**(16,863)**	**100,711**	117,545	(9,035)	108,510
Trademarks	**6,526**	**(890)**	**5,636**	6,526	(456)	6,070
License fees	**25,972**	**(7,114)**	**18,858**	25,075	(5,326)	19,749
Customer lists	**8,324**	**(4,031)**	**4,293**	8,324	(3,199)	5,125
Other	**10,045**	**(10,045)**	**-**	13,497	(9,543)	3,954
Total	**$546,898**	**$(95,237)**	**$451,661**	$549,331	$(55,689)	$493,642

All of Genzyme General's other intangible assets are amortized over their estimated useful lives which range between 4 years and 15 years. Total amortization expense for Genzyme General's purchased intangible assets was:

- $40.2 million for the year ended December 31, 2002;
- $38.5 million for the year ended December 31, 2001; and
- $5.5 million for the year ended December 31, 2000.

Amortization expense for each year presented includes $1.2 million related to the amortization of a non-compete agreement which is charged to cost of products sold. Amortization expense for the year ended December 31, 2001 excludes the expense related to the amortization of goodwill.

The estimated future amortization expense for other intangible assets allocated to Genzyme General as of December 31, 2002 for the five succeeding fiscal years is as follows (amounts in thousands):

Year ended December 31,	Estimated Amortization Expense
2003	$39,006
2004	38,937
2005	38,844
2006	36,478
2007	36,475

Adjusted Net Income

The following tables present the impact SFAS No. 142 would have had on Genzyme General's amortization of intangibles expense and division net income had the standard been in effect for the years ended December 31, 2001 and 2000 (amounts in thousands):

	Year ended December 31, 2001			Year ended December 31, 2000		
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$74,296	$(37,020)	$37,276	$10,928	$(6,608)	$ 4,320
Genzyme General's net income before cumulative effect of change in accounting for derivative financial instruments, net of tax	3,879	37,020	40,899	–	–	–
Division net income	8,046	37,020	45,066	85,956	6,608	92,564

NOTE K. INVESTMENTS IN MARKETABLE SECURITIES AND STRATEGIC EQUITY INVESTMENTS

Marketable Securities

	December 31,			
	2002		2001	
(Amounts in thousands)	**Cost**	**Market Value**	Cost	Market Value
Cash equivalents [1]:				
Corporate notes	**$ -**	**$ -**	$ 1,550	$ 1,552
U.S. Governmental agencies	**2,002**	**2,002**	22,646	22,720
Money market fund	**99,616**	**99,616**	75,003	75,003
	101,618	**101,618**	99,199	99,275
Short-term:				
Corporate notes	**62,439**	**63,563**	47,221	47,921
U.S. Governmental agencies	**25,682**	**25,969**	16,084	16,464
Non U.S. Governmental agencies	**4,718**	**4,807**	1,042	1,066
U.S. Treasury notes	**-**	**-**	1,005	1,030
	92,839	**94,339**	65,352	66,481
Long-term:				
Corporate notes	**480,144**	**498,869**	509,560	521,519
U.S. Governmental agencies	**129,901**	**134,833**	156,282	157,526
Non U.S. Governmental agencies	**25,586**	**26,571**	36,397	36,929
U.S. Treasury notes	**20,862**	**21,928**	89,611	91,792
	656,493	**682,201**	791,850	807,766
Total cash equivalents, short- and long-term investments	**$850,950**	**$878,158**	$956,401	$973,522
Investments in equity securities	**$ 52,954**	**$ 42,945**	$ 50,347	$ 88,686

[1] *Cash equivalents are included as part of cash and cash equivalents on our balance sheets.*

The following table contains information regarding the range of contractual maturities of Genzyme General's investments in debt securities:

	December 31,			
	2002		2001	
(Amounts in thousands)	**Cost**	**Market Value**	Cost	Market Value
Within 1 year	**$194,457**	**$195,957**	$164,551	$165,756
1-2 years	**162,934**	**168,395**	202,071	206,705
2-10 years	**493,559**	**513,806**	589,779	601,061
	$850,950	**$878,158**	$956,401	$973,522

Realized and Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

In December 2002, we recorded and allocated to Genzyme General the following impairment charges because we considered the decline in value of these strategic equity investments to be other than temporary:

- $9.2 in connection with our investment in the common stock of GTC;
- $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group;
- $2.0 million in connection with our investment in the common stock of Dyax; and
- $0.8 million in connection with our investment in the common stock of Targeted Genetics.

Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. At December 31, 2002, Genzyme General's division equity includes unrealized losses of approximately $10.0 million, related to the other strategic equity investments in equity securities allocated to Genzyme General.

Offsetting these impairment charges, we recorded and allocated to Genzyme General, net realized gains of $0.9 million on the sale of investments in equity securities for the year ended December 31, 2002.

Genzyme General recorded charges in 2001 of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics.

In August 2001, Pharming Group filed for receivership in order to seek protection from its creditors. In 2001, Genzyme General recorded a charge of $8.5 million, representing an at cost write-off of our investment in Pharming common stock.

In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held. As a result of this merger, Genzyme General recorded a $1.2 million charge to reflect the fair market value of our investment in Aronex at June 30, 2001.

Genzyme General recorded gains of $16.4 million in 2000 resulting from sales of portions of our investment in GTC common stock. We also recognized a $7.6 million gain in 2000, resulting from the Ismed acquisition of Celtrix, in which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. The tax effect of these gains were offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses.

In 2000, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, GTC. We recorded this gain as gain on affiliate sale of stock and allocated it to Genzyme General.

Genzyme General records gross unrealized holding gains and losses related to its investments in marketable securities and strategic equity investments, to the extent they are determined to be temporary, in division equity. The following table sets forth the amounts recorded:

	December 31,	
	2002	2001
Unrealized holding gains	**$27.4 million**	$56.2 million
Unrealized holding losses	**$10.1 million**	$ 0.6 million

Note J., "Investments in Marketable Securities and Strategic Equity Investments," to our consolidated financial statements contains information regarding Genzyme General's:

- Equity investments in: Abiomed, Inc.; BioMarin; Cambridge Antibody Technology Group; Healthcare Ventures, L.P.; Oxford Bioscience Partners IV LP; MPM BioVentures III-QP, L.P. Pharming Group; Pro-Quest Investments II, L.P.; Targeted Genetics Corp.; ViaCell Inc.;
- Investments in and relationships with GTC and Dyax Corporation.

We incorporate that information into this note by reference.

Note L. Investments in Joint Ventures

Note K., "Investments in Joint Ventures," to our consolidated financial statements contains information regarding Genzyme General's investments in the following joint ventures: BioMarin/Genzyme LLC; Diacrin/Genzyme LLC; Genzyme/Pharming Alliance LLC; and Pharming/Genzyme LLC.

We incorporate that information into this note by reference.

Note M. Accrued Expenses

	December 31,	
(Amounts in thousands)	**2002**	2001
Compensation	**$ 56,169**	$ 40,080
Purchase accrual	**27,548**	12,508
Bank overdrafts	**16,162**	17,138
Other	**70,307**	49,785
Total accrued expenses	**$170,186**	$119,511

Note N. Long-Term Debt and Leases

Long-Term Debt and Capital Lease Obligations

Our long-term debt and capital lease obligations allocated to Genzyme General consist of the following:

	December 31,	
(Amounts in thousands)	**2002**	2001
3% convertible subordinated debentures due May 2021	**$575,000**	$575,000
Notes payable	**7**	6,723
Capital lease obligations	**25,044**	25,203
	600,051	606,926
Less current portion	**(13)**	(6,841)
Total	**$600,038**	$600,085

Over the next five years, Genzyme General will be required to repay the following principal amounts on its long-term debt (excluding capital leases) (amounts in millions):

2003	2004	2005	2006	2007	After 2007
–	–	–	$575.0	–	–

3% Convertible Subordinated Debentures

In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021. After deducting the underwriter's discount and offering costs of $12.9 million, net proceeds from the offering were approximately $562.1 million. We have allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We pay interest on these debentures on May 15 and November 15 each year.

Holders may surrender debentures for conversion into shares of Genzyme General Stock at a conversion price of approximately $70.30 per share, subject to adjustment, if any of the following conditions is satisfied:

- if the closing sale price of Genzyme General Stock for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender is more than 110% of the conversion price per share of Genzyme General Stock;
- if we have called the debentures for redemption; or
- upon the occurrence of specified corporate transactions.

Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. The redemption price would be 100.75% of the principal amount if redeemed from May 20, 2004 through May 14, 2005, and 100% of the principal amount thereafter.

Interest expense related to these debentures was $20.0 million in 2002, which includes $2.8 million for amortization of offering costs, and $12.9 million in 2001, which includes $1.8 million for amortization of offering costs. The fair value of these debentures was $532.6 million at December 31, 2002 and $631.8 million at December 31, 2001.

In June 2001, we completed the redemption of our $250.0 million in principal of 5¼% convertible subordinated notes due June 2005. Prior to the redemption date, holders of the notes elected to convert substantially all of the principal of the notes into approximately 12.6 million shares of Genzyme General Stock, approximately 0.7 million shares of Biosurgery Stock and approximately 0.7 million shares of Molecular Oncology Stock. On June 15, 2001, the redemption date, we redeemed the remaining notes using cash allocated to Genzyme General.

5% Convertible Subordinated Debentures

In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures due August 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1.3 million shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General.

Revolving Credit Facility; Notes Payable

Note M., "Long-Term Debt and Leases," to our consolidated financial statements contains information regarding our:

- revolving credit facility; and
- notes payable resulting from the acquisition of GelTex, which were repaid as of December 31, 2002 using cash allocated to Genzyme General.

We incorporate that information into this note by reference.

Capital Leases

In connection with our acquisition of GelTex, we assumed a capital lease obligation pursuant to an October 1998 lease agreement for the construction of GelTex's administrative offices in Waltham, Massachusetts. The lease provides for the lessor to fund the construction of the facility in exchange for interest-only lease payments equal to the total amount funded by the lessor multiplied by the LIBOR rate plus 1.8%. The construction was completed in October 1999 and the construction costs funded by the lessor aggregated $25.0 million. After giving effect to an interest rate swap agreement, we make monthly interest payments of $187,000 based on a fixed rate of 8.99% and an outstanding principal amount of $25.0 million. Therefore, we will make annual interest payments under this lease of approximately $2.1 million each year through 2005. The $25.0 million capital lease obligation and corresponding building is recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General. The building is being depreciated over its estimated useful life.

During the term of the lease, we have the option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million, plus any accrued and unpaid lease payments and certain other costs, which aggregate amount is referred to as the Purchase Option Price. At the end of the lease term of October 31, 2005, we have the option to:

- purchase the building and improvements for the Purchase Option Price;
- arrange for the facility to be purchased by a third party; or
- return the building and improvements to the lessor.

In the case of the latter two options, however, we are contingently liable to the extent the lessor is not able to realize 85% of the Purchase Option Price upon the sale or disposition of the property.

In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in second half of 2003 and the value of the building and related obligation will be recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General when Genzyme General begins to occupy the space. We have included estimated payments for this lease in the summary capital lease schedule below. The lease term is for fifteen years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.

Over the next five years and thereafter, Genzyme General will be required to repay the following amounts under non-cancellable capital leases (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$5.7	$10.7	$35.7	$8.5	$8.5	$101.3

Operating Leases

In July 2002, we entered into an agreement to lease 61,101 square feet of additional office space in Cambridge, Massachusetts. We allocate the future minimum payments due under this lease 50% to Genzyme General and 50% to Genzyme Biosurgery based upon our current assessment of the long-term occupancy ratio for this location. The term of the lease is seven years with rent payable in advance commencing on October 1, 2002. Remaining fixed rent payments during the term of the lease are as follows (amounts in thousands):

2003	$1,016
2004	1,045
2005	1,076
2006	1,099
2007	1,099
Thereafter	1,923
Total	$7,258

Pursuant to the terms of the lease agreement, we are obligated to pay, in addition to yearly fixed rent, our pro rata share of the landlord's operating costs and the real estate taxes for the property in excess of the landlord's operating costs and real estate taxes for 2002. In addition, the landlord will charge us for direct use of electricity at cost. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms with rent equal to the greater of the current base rent or 95% of fair market value. The lease also provides three options to lease a total of 45,577 square feet of additional space at the property. In addition, the lease provides us with first offer options on additional space that becomes available in the building.

In May 2002, we entered into an agreement to lease an 85,808 square foot building and related parking area in Westborough, Massachusetts for Genzyme General's genetic testing business. The term of the lease is ten years with rent payable in advance commencing August 1, 2002. Fixed rent payments during the term of the lease are as follows (amounts in thousands):

2003	$ 627
2004	714
2005	930
2006	1,060
Thereafter	7,097
Total	$10,428

Pursuant to the terms of the net lease agreement, we are obligated to pay, in addition to yearly fixed rent, the taxes, betterment assessments, insurance costs, utility charges, base operating costs and certain other expenses related to the property under lease. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms and a one-time option, exercisable during the first five years of the lease, to purchase the land and building under lease.

Genzyme General leases facilities and personal property under non-cancellable operating leases with terms in excess of one year. Genzyme General's total expense under operating leases was (amounts in millions):

For the years ended December 31,		
2002	2001	2000
$32.0	$29.8	$25.0

Over the next five years and thereafter, Genzyme General will be required to repay the following amounts under non-cancellable operating leases (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$28.0	$23.3	$16.4	$9.4	$8.5	$105.4

In June 1992, we entered into a 65-year land lease with an unaffiliated lessor. Annual expenses under this lease, which are allocated to Genzyme General, were $1.5 million in 2002, 2001 and 2000. Our rent under this lease increases every five years based on the Consumer Price Index or, at a minimum, 3% per year.

In August 2001, we entered into a lease agreement with an unaffiliated lessor for approximately 16 acres of land at the Waterford Industrial Estate in the county of Waterford, Ireland. The land will be used for the development of a multi-product manufacturing center. The lease term is for 999 years with a *de minimis* amount of rent payable in advance on January 1, of each year.

NOTE O. DIVISION EQUITY

The following table contains the components of division equity for Genzyme General for the periods presented:

	December 31,		
(Amounts in thousands)	**2002**	2001	2000
Balance at beginning of period	**$2,280,352**	$1,750,280	$1,007,614
Division net income	**150,731**	8,046	85,956
Allocation of tax benefits generated by:			
Genzyme Biosurgery	**18,508**	24,593	28,023
Genzyme Molecular Oncology	**9,287**	11,904	7,476
Allocated proceeds from issuance of Genzyme General Stock under stock plans	**30,411**	86,705	85,345
Allocated proceeds from issuance of Genzyme General Stock from the exercise of warrants and stock purchase rights	**233**	2,291	–
Allocation of cash: to Genzyme Molecular Oncology for designated shares [1]	**–**	(4,040)	(15,000)
to Genzyme Molecular Oncology in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	**–**	(32,000)	–
to Genzyme Tissue Repair for designated shares [1]	**–**	–	(9,910)
to Genzyme Biosurgery for designated shares [1]	**–**	(12,000)	–
from Genzyme Biosurgery for NeuroCell joint venture refund	**27,063**	–	–
Allocated tax benefit from disqualified dispositions	**8,410**	50,176	17,041
Allocation for the acquisition of GelTex	**–**	–	541,615
Allocation for the acquisition of Novazyme	**–**	115,652	–
Payment of notes receivable from Novazyme stockholders	**792**	541	–
Conversion of $250.0 million 5¼% convertible subordinated notes	**–**	246,072	–
Conversion of $21.2 million 5% convertible subordinated debentures	**–**	21,200	–
Allocated stock compensation expense	**1,335**	10,130	1,682
Deferred compensation adjustment for terminated employees	**437**	–	–
Allocated additional minimum pension liability	**(2,529)**	–	–
Allocated unrealized losses on investments and derivatives, net of tax	**(21,306)**	(4,812)	(11,922)
Allocated cumulative translation adjustments	**85,494**	6,981	14,237
Other allocated equity adjustments	**(3,334)**	(1,367)	(1,877)
Balance at end of period	**$2,585,884**	$2,280,352	$1,750,280

[1] *Designated shares are shares of our common stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to the division corresponding to that series of stock. As of December 31, 2002, there were approximately 3.2 million Biosurgery designated shares and 1.7 million Molecular Oncology designated shares.*

NeuroCell Joint Venture Refund

In February 2002, Genzyme Biosurgery paid $27.1 million to Genzyme General, representing $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in Diacrin/Genzyme LLC, plus accrued interest of 13.5% per annum. The refund arose because Diacrin/Genzyme LLC, our joint venture with Diacrin, failed to initiate a phase 3 trial of NeuroCell-PD for Parkinson's disease by June 30, 2001.

Interdivisional Financing Arrangements

Genzyme Biosurgery

Our board of directors has made $25.0 million of Genzyme General's cash available to Genzyme Biosurgery. Under this arrangement, Genzyme Biosurgery is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. Genzyme Biosurgery has made the following draws during the past three fiscal years:

- 2000 – two draws aggregating $10.0 million in exchange for a reserve of approximately 1.7 million Tissue Repair designated shares, which were converted into approximately 0.6 million Biosurgery designated shares;
- 2001 – $12.0 million in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares; and
- 2002 – none.

At December 31, 2002, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

Genzyme Molecular Oncology

Our board of directors has made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under this arrangement, Genzyme Molecular Oncology is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Molecular Oncology Stock at the time of the draw. Genzyme Molecular Oncology has made the following draws during the past three fiscal years:

- 2000 – $15.0 million in exchange for a reserve of approximately 0.7 million Molecular Oncology designated shares;
- 2001 – $4.0 million in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares; and
- 2002 – none.

At December 31, 2002, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

Stock Compensation Plans

The disclosure regarding how we account for our four stock-based compensation plans: the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans) and the 1999 Employee Stock Purchase Plan is included in Note A., "Significant Accounting Policies – Accounting for Stock-Based Compensation," to Genzyme General's combined financial statements.

NOTE P. OTHER COMMITMENTS AND CONTINGENCIES

We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2002 which, if adversely decided, would have a material adverse effect on Genzyme General's results of operations, financial condition or liquidity.

In 2000, we recorded a gain of approximately $5.1 million in connection with proceeds received from the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme General. We allocated these proceeds to Genzyme General and recorded them as other income.

Pursuant to the terms of our joint venture agreement with BioMarin, for the development and commercialization of Aldurazyme enzyme, we are obligated to pay BioMarin a $12.1 million milestone payment upon receipt of FDA approval of the BLA for Aldurazyme enzyme.

Guarantees

In November 2002, the FASB issued FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FIN 34." The adoption of FIN 45 did not have a material effect on our consolidated financial statements or the combined financial statements of Genzyme General for the year ended December 31, 2002. For more information, we suggest you read Note O., "Other Commitments and Contingencies," to our consolidated financial statements. We incorporate that information into this note by reference.

NOTE Q. INCOME TAXES

Genzyme General's income before income taxes and the related income tax expense (benefit) are described in the following table:

	For the years ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Domestic	**$195,052**	$ 36,445	$165,266
Foreign	**12,195**	20,100	13,329
Total	**$207,247**	$ 56,545	$178,595
Currently payable:			
Federal	**$ 22,867**	$ 96,766	$ 90,483
State	**5,579**	6,576	4,737
Foreign	**7,694**	8,123	3,607
Total	**36,140**	111,465	98,827
Deferred:			
Federal	**20,368**	(41,416)	(2,930)
State	**(407)**	(2,770)	(182)
Foreign	**415**	(14,613)	(3,076)
Total	**20,376**	(58,799)	(6,188)
Provision for income taxes	**$ 56,516**	$ 52,666	$ 92,639

Genzyme General's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the years ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Tax at U.S. statutory rate	**35.0%**	35.0%	35.0%
Losses in less than 80% owned subsidiaries with no current tax benefit	**-**	–	(1.9)
State taxes, net	**2.5**	6.7	2.0
Foreign sales corporation and extra-territorial income	**(4.5)**	(18.3)	(4.4)
Nondeductible amortization	**-**	19.3	1.2
Benefit of tax credits	**(7.6)**	(6.5)	(1.7)
Utilization of operating loss carryforwards	**-**	(3.8)	–
Charge for purchased research and development	**-**	57.6	23.3
Foreign rate differential	**1.9**	1.8	(0.9)
Other, net	**-**	1.3	(0.7)
Effective tax rate	**27.3%**	93.1%	51.9%

The components of net deferred tax assets are described in the following table:

(Amounts in thousands)	December 31, 2002	2001
Deferred tax assets:		
Net operating loss carryforwards	**$ 8,189**	$ 34,211
Tax credits	**26,335**	19,448
Realized and unrealized capital losses	**21,796**	–
Inventory	**3,966**	8,328
Intercompany profit in inventory elimination	**63,005**	31,878
Reserves, accruals and other	**16,589**	32,388
Allocation of tax asset from Genzyme Biosurgery	**9,335**	11,779
Allocation of tax asset from Genzyme Molecular Oncology	**372**	269
Gross deferred tax asset	**149,587**	138,301
Valuation allowance	**(1,022)**	–
Net deferred tax asset	**148,565**	138,301
Deferred tax liabilities:		
Depreciable assets	**(12,125)**	(17,108)
Realized and unrealized capital gains	**–**	(8,640)
Deferred gains	**(898)**	(898)
Intangibles	**(112,381)**	(122,155)
Deferred tax liability	**(125,404)**	(148,801)
Net deferred tax asset (liability)	**$ 23,161**	$ (10,500)

Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income and capital gain income before loss and capital loss carryforwards expire. While it is not assured, we believe that it is more likely than not that we will be able to realize all of our net deferred tax assets. The amount we can realize, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. At December 31, 2002 Genzyme General had for U.S. income tax purposes allocated net operating loss carryforwards of $18.1 million and an allocated tax credit carryforward of $26.3 million. The net operating loss carryforwards expire between 2007 and 2021 and the tax credits expire between 2009 and 2022. For foreign purposes, Genzyme General had net operating loss carryforwards of $14.9 million in 2002, which carryforward indefinitely.

Our federal and various state income tax returns are currently under examination. While the ultimate results of such examinations cannot be predicted with certainty, we believe that the examinations will not have a material adverse effect on the future operating results of Genzyme General. As a result of the resolution of several tax audit matters in 2001, Genzyme General recognized $2.2 million of net tax benefits.

Genzyme General recognized a $4.3 million tax benefit during the fourth quarter of 2002 as a result of tax credits identified during the preparation of our 2001 tax return.

Note R. Benefit Plans

Note Q., "Benefit Plans," to our consolidated financial statements contains information regarding our 401(k) and other pension plans. We incorporate that information into this note by reference.

Retirement Plans

We have defined benefit pension plans for certain employees in foreign countries. These plans are funded in accordance with requirements of the appropriate regulatory bodies governing each plan.

The following table sets forth the funded status and amounts recognized as of December 31, 2002 and 2001 for our foreign defined benefit pension plans:

	2002	2001
Change in benefit obligation:		
Projected benefit obligation, beginning of year	**$ 22,520**	$19,213
Service cost	**1,293**	869
Interest cost	**1,399**	1,151
Plan participants' contributions	**694**	497
Actuarial loss	**1,669**	1,475
Foreign currency exchange rate changes	**2,836**	(419)
Benefits paid	**(266)**	(266)
Projected benefit obligation, end of year	**$ 30,145**	$22,520
Change in plan assets:		
Fair value of plan assets, beginning of year	**$ 15,748**	$17,117
Actual return on plan assets	**(3,742)**	(2,167)
Employer contribution	**1,527**	935
Plan participants' contributions	**694**	497
Foreign currency exchange rate changes	**1,561**	(499)
Benefits paid	**(149)**	(135)
Fair value of plan assets, end of year	**$ 15,639**	$15,748
Benefit obligation in excess of plan assets	**$(14,506)**	$ (6,772)
Unrecognized net actuarial loss	**11,988**	4,517
Additional minimum pension liability, pre-tax	**(3,614)**	–
Net amount recognized	**$ (6,132)**	$ (2,255)
Net amount recognized:		
Prepaid benefit cost	**$ 476**	$ 305
Accrued benefit liability	**(2,994)**	(2,560)
Additional minimum pension liability, pre-tax	**(3,614)**	–
Net amount recognized	**$ (6,132)**	$ (2,255)

The weighted average assumptions used in determining related obligations of pension benefit plans are shown below:

	December 31, 2002	2001
Weighted average assumptions:		
Discount rate	**5.75%**	6.00%
Expected return on assets	**7.00%**	6.75%
Rate of compensation increase	**3.50%**	3.50%

The components of net pension expense for the years ended December 31 are as follows (amounts in thousands):

	2002	2001
Service cost	**$ 1,293**	$ 869
Interest cost	**1,399**	1,151
Expected return on plan assets	**(1,205)**	(1,151)
Amortization and deferral of actuarial loss	**158**	19
Net pension expense	**$ 1,645**	$ 888

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows (amounts in thousands):

	2002	2001
Projected benefit obligation	**$30,145**	$22,520
Accumulated benefit obligation	**21,723**	16,199
Fair value of plan assets	**15,639**	15,748

The $3.6 million additional minimum liability, $2.5 million net of tax, was recorded to accumulated other comprehensive income during 2002 as a result of the fair value of the plan assets for our pension plan in the United Kingdom being below the accumulated benefit obligation of the same plan.

Note S. Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS 131, Genzyme General has three reportable segments:

- Therapeutics, which develops, manufactures and distributes human therapeutic products with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and other specialty therapeutics. The business derives substantially all of its revenue from sales of Cerezyme enzyme, Fabrazyme enzyme and Thyrogen hormone;
- Renal, which develops products that treat patients suffering from renal diseases, including chronic renal failure. The segment manufactures and sells, and derives all of it revenue from sales of, Renagel phosphate binder; and
- Diagnostic Products, which provides diagnostic products to niche markets, focusing on *in vitro* diagnostics.

We have provided information concerning the operations in these reportable segments in the following table:

	For the years ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Revenues:			
Therapeutics [1]	**$ 704,613**	$606,815	$550,931
Renal [1,2]	**156,864**	176,921	49,748
Diagnostic Products [1]	**83,065**	76,858	61,469
Other [3]	**132,684**	118,008	89,371
Eliminations/Adjustments [4]	**2,959**	3,324	964
Total	**$1,080,185**	$981,926	$752,483
Depreciation and amortization expense [5]:			
Therapeutics [1]	**$ 27,228**	$ 50,990	$ 7,816
Renal [1,2]	**24,647**	24,894	1,097
Diagnostic Products [1]	**7,000**	7,819	4,940
Other [3]	**5,348**	7,066	7,226
Eliminations/Adjustments [4]	**31,798**	27,184	20,127
Total	**$ 96,021**	$117,953	$ 41,206
Equity in net loss of unconsolidated affiliates:			
Therapeutics	**$ (14,928)**	$ (30,214)	$ (26,867)
Renal [1,2,6]	**-**	-	(15,934)
Diagnostic Products	**-**	-	-
Other [3]	**-**	126	(64)
Eliminations/Adjustments [7]	**(1,930)**	(4,277)	(2,100)
Total	**$ (16,858)**	$ (34,365)	$ (44,965)
Income tax (expense) benefits:			
Therapeutics [1]	**$ (76,999)**	$ (8,891)	$ (95,834)
Renal [1,2]	**6,680**	(8,631)	42,788
Diagnostic Products [1]	**1,585**	1,269	(2,056)
Other [3]	**(2,504)**	(4,818)	1,006
Eliminations/Adjustments [4]	**14,722**	(31,595)	(38,543)
Total	**$ (56,516)**	$ (52,666)	$ (92,639)
Division net income:			
Therapeutics [1]	**$ 165,849**	$ 66,945	170,132
Renal [1,2]	**(11,473)**	14,992	(76,067)
Diagnostic Products [1]	**1,084**	(1,075)	3,004
Other [3]	**4,300**	8,383	(1,792)
Eliminations/Adjustments [8]	**(9,029)**	(85,366)	(9,323)
Division net income before cumulative effect of change in accounting for derivative financial instruments	**150,731**	3,879	85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax [9]	**-**	4,167	-
Division net income	**$ 150,731**	$ 8,046	$ 85,956

[1] *Results of operations of companies acquired and allocated to Genzyme General and amortization of intangible assets related to these acquisitions are included in Genzyme General's segment results beginning on the date of acquisition. Charges for IPR&D related to these acquisitions is included in the segment results in the year of acquisition. Acquisitions completed since January 1, 2000 include:*

Company Acquired	Date Acquired	Business Segment(s)	IPR&D Charge
Novazyme	September 26, 2001	Therapeutics	$86.8 million
Wyntek	June 1, 2001	Diagnostic Products	$8.8 million
GelTex	December 14, 2000	Therapeutics and Renal	$118.0 million

(2) *In 2002, we created the Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of the Therapeutics reporting segment and amounts attributable to our renal research and development programs had been included in Eliminations/Adjustments for Genzyme General. We have reclassified Genzyme General's 2001 and 2000 segment disclosures to conform to its 2002 presentation.*

(3) *Other includes amounts attributable to our genetic testing and pharmaceutical businesses, both of which operate within Genzyme General.*

(4) *Eliminations/Adjustments consist primarily of amounts related to Genzyme General's research and development and administrative activities, including investment income and interest expense, that we do not specifically allocate to a particular segment of Genzyme General.*

(5) *On January 1, 2002, in connection with the adoption of SFAS No. 142, we ceased amortizing goodwill and workforce intangible assets.*

(6) *In 2000, includes Genzyme General's 50% portion of the losses of RenaGel LLC through December 13, 2000. In connection with the acquisition of GelTex, we acquired GelTex's 50% interest in RenaGel LLC and, as a result, consolidated the activities of the joint venture for the period from December 14, 2000 through December 31, 2000. See Note D., "Acquisitions," above.*

(7) *Represents our portion of the net loss of GTC, an unconsolidated affiliate through May 2002, which we do not specifically allocate to a particular segment of Genzyme General.*

(8) *Includes the net income (loss) of Genzyme General's corporate administrative and research and development activities which we do not specifically allocate to a particular segment of Genzyme General including the following (pre-tax):*

- *gains on affiliate sale of stock of $0.2 million in 2001 and $22.7 million in 2000, recognized in accordance with our policy pertaining to affiliate sales of stock, all of which resulted from the sale of common stock by GTC, an unconsolidated affiliate;*
- *losses on equity investments of: $15.4 million in 2002, including charges of: $9.2 million to write down our investment in GTC, $3.4 million to write down our investment in Cambridge Antibody Technology Group, $2.0 million to write down our investment in Dyax and $0.8 million to write down our investment in Targeted Genetics; and $26.0 million in 2001, including charges of: $8.5 million to write-off our investment in Pharming Group, $11.8 million to write down our investment in Cambridge Antibody Technology Group and $4.5 million to write down our investment in Targeted Genetics;*
- *net gains on sales of investments in equity securities of $23.2 million in 2000; and*
- *net proceeds of $5.1 million received in connection with the settlement of a lawsuit in 2000.*

(9) *On January 1, 2001, in connection with the adoption of SFAS No. 133, Genzyme General recorded a cumulative effect adjustment of $4.2 million, net of tax, to recognize the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General.*

We provide information concerning the assets of the reportable segments in the following table:

	December 31,		
(Amounts in thousands)	**2002**	2001	2000
Segment assets (1):			
Therapeutics (2)	**$1,127,493**	$ 885,158	$ 946,282
Renal (2,3)	**467,164**	462,336	395,374
Diagnostic Products (4)	**103,636**	105,354	89,236
Other (5)	**89,705**	84,239	77,153
Eliminations/Adjustments (6)	**1,767,803**	1,688,167	991,008
Total	**$3,555,801**	$3,225,254	$2,499,053

(1) *Segment assets for Genzyme General include primarily accounts receivable, inventory and certain fixed and intangible assets.*

(2) *Segment assets for Therapeutics for:*

- *2001 include $25.9 million of assets resulting from the acquisition of Novazyme, including $17.2 million of goodwill; and*
- *2000 include $370.5 million of goodwill and $198.5 million of other intangible assets resulting from our acquisition of GelTex.*

Segment assets for Renal for 2001 include $82.0 million of goodwill and $266.6 million of other intangible assets also resulting from our acquisition of GelTex.

See Note D., "Acquisitions," above.

(3) *In 2002, we created the Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of the Therapeutics reporting segment and amounts attributable to our renal research and development programs had been included in Eliminations/Adjustments for Genzyme General. We have reclassified Genzyme General's 2001 and 2000 segment disclosures to conform to its 2002 presentation.*

(4) *Segment assets for Diagnostic Products for 2001 include $71.5 million of assets resulting from the acquisition of Wyntek, including $20.3 million of goodwill and $39.4 million of other intangible assets. See Note D., "Acquisitions," above.*

(5) *Other includes amounts attributable to our genetic testing and pharmaceutical businesses, both which operate within Genzyme General.*

(6) *Eliminations/Adjustments for Genzyme General consists of the differences between the total assets for Genzyme General's segments and the total combined assets for Genzyme General as follows:*

	December 31,		
(Amounts in thousands)	**2002**	2001	2000
Cash, cash equivalents, and short- and long-term investments	**$1,077,904**	$ 961,879	$339,259
Due from Genzyme Biosurgery	**32,641**	29,513	18,645
Due from Genzyme Molecular Oncology	**5,494**	7,086	4,660
Deferred tax assets – current	**105,094**	70,196	46,836
Notes Receivable – related parties	**11,918**	–	–
Property, plant and equipment, net	**414,077**	420,684	332,423
Goodwill, net	**5,287**	15	7,261
Other intangibles, net	**25**	5,128	22,936
Investment in equity securities	**42,945**	88,686	119,648
Due from Genzyme Biosurgery – noncurrent	**9,390**	–	–
Other	**63,028**	104,980	99,340
Total Eliminations/Adjustments	**$1,767,803**	$1,688,167	$991,008

Genzyme General operates in the healthcare industry, and manufactures and markets its products primarily in the United States and Europe. Genzyme General's principal manufacturing facilities are located in the United States, the United Kingdom, Switzerland, Ireland and Germany. It purchases products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the United States. Genzyme General sets transfer prices from our foreign subsidiaries to allow it to produce profit margins commensurate with its sales and marketing effort. Our subsidiary in the Ireland is Genzyme General's primary distributor of therapeutic products in Europe.

No subsidiary in any individual foreign country has revenue from sales of Genzyme General's products and services to external customers in excess of 10% of Genzyme General's total revenue. The following contains certain financial information by geographic area:

	For the years ended December 31,		
(Amounts in thousands)	**2002**	2001	2000
Revenues:			
U.S.	**$ 622,489**	$604,740	$436,001
Europe	**345,709**	271,345	223,933
Other	**111,987**	105,841	92,549
Total	**$1,080,185**	$981,926	$752,483

	December 31,		
(Amounts in thousands)	**2002**	2001	2000
Long-lived assets:			
U.S.	**$1,257,858**	$1,411,055	$868,916
Europe	**252,996**	110,362	46,315
Other	**1,752**	1,477	1,359
Total	**$1,512,606**	$1,522,894	$916,590

Genzyme General's results of operations are highly dependent on sales of Cerezyme enzyme. Sales of this product represented 63% of Genzyme General's product revenue in 2002, 63% of product revenue in 2001 and 78% of product revenue in 2000. We manufacture Cerezyme enzyme at a single manufacturing facility in Allston, Massachusetts. Genzyme General sells this product directly to physicians, hospitals and treatment centers as well as through unaffiliated distributors. Distributor sales of Cerezyme enzyme represented approximately 43% of Cerezyme enzyme revenue in 2002, approximately 33% in 2001 and approximately 28% in 2000. Sales of Cerezyme enzyme to one of our U.S. distributors represented approximately 11% of Genzyme General's total revenue in 2002, approximately 11% in 2001 and approximately 14% in 2000. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that this product is sold to a large number of customers and over a broad geographic area.

Sales of Renagel phosphate binder represented approximately 16% of Genzyme General's product revenue in 2001, 20% of Genzyme General's product revenue in 2001 and approximately 7% of Genzyme General's product revenue in 2000. Distributor sales of Renagel phosphate binder represented approximately 72% of Renagel phosphate binder revenue in 2002, approximately 89% in 2001 and approximately 86% in 2000.

Note T. Quarterly Results (Unaudited)

(Amounts in thousands)	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002	4th Quarter 2002[1]
Total revenue	**$242,147**	**$267,168**	**$272,823**	**$298,047**
Gross profit	**180,173**	**201,557**	**206,504**	**219,960**
Division net income	**24,309**	**44,411**	**44,518**	**37,493**

(Amounts in thousands)	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2001	4th Quarter 2001
Total revenue	$222,693	$238,998	$255,052	$265,183
Gross profit	162,260	179,259	193,501	200,425
Division net income	29,312	21,718	(81,706)	38,722

[1] *Includes fourth quarter 2002 charges of:*

- *$15.4 million to write down our investment in certain strategic equity investments because we considered the decline in value of these investments to be other than temporary;*
- *$14.0 million to write off engineering and design costs related to a manufacturing facility that was being constructed in Framingham, Massachusetts;*
- *$5.5 million to reverse excess accruals related to the cost of fulfilling our legal obligation to provide human transgenic alpha-glucosidase during the transition of Pompe clinical trial patients to a CHO-cell product;*
- *$4.2 million for severance costs;*
- *$3.6 million to write-off our 50% share of costs associated with the write-off of certain production runs during the scale up of Aldurazyme enzyme manufacturing;*
- *$2.8 million for costs associated with a planned major maintenance shutdown of a recombinant protein manufacturing facility in November 2002; and*
- *$2.2 million attributable to product damaged when mishandled by a carrier during shipment to a customer for which we are seeking insurance reimbursement.*

In addition, we recognized a $4.3 million tax benefit in the fourth quarter of 2002 as a result of additional tax credits identified during the preparation of our 2001 tax return, which we allocated to Genzyme General.

Note U. Subsequent Event

In 2001, our wholly-owned subsidiary in the United Kingdom established a home nursing and infusion service to support patients receiving Cerezyme enzyme and our other enzyme replacement therapies following the expiration of a contract with a third party service provider. This third party lodged a complaint with the Office of Fair Trading, or OFT, in the United Kingdom. The OFT is a non-governmental organization empowered to enforce certain consumer and competition legislation in the United Kingdom. The OFT commenced an investigation of this service, alleging that it contravened competition laws in the United Kingdom. While we believe that the provision of home healthcare services by our subsidiary and our pricing for Cerezyme enzyme in the United Kingdom fully complies with applicable laws, we cooperated in this investigation. On March 27, 2003, the OFT ruled that this service did, in fact, violate U.K. competition law, and as a result fined our subsidiary approximately 6.8 million Pounds Sterling and required modifications to our pricing structure for Cerezyme enzyme in the United Kingdom. We do not believe the OFT followed a fair procedure in conducting its investigation, nor do we believe its ruling is supported by either law or fact. We have notified the Competition Commission Appeal Tribunal that we will appeal the OFT's ruling. Based on the advice of counsel, management does not believe it is probable that we will be required to pay a material fine or modify our Cerezyme pricing structure. We have not accrued any amounts in connection with this contingency.

To the Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme General at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note A to these combined financial statements, Genzyme General is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme General should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

As discussed in Note J to these combined financial statements, the Company changed its method of accounting for goodwill in 2002.



PricewaterhouseCoopers LLP
Boston, Massachusetts
February 7, 2003, except for Note U, as to which the date is March 28, 2003

International Senior Management Team

Sandford D. Smith*
President,
Europe and International Group;
co-chair European Management Board

Carlo Incerti, M.D.*
Chief European Officer for
Scientific Development,
Senior Vice President,
Biomedical and Regulatory Affairs;
co-chair European Management Board

Mark R. Bamforth*
Senior Vice President,
Corporate Operations

Olaf Bartsch, Ph.D.
Vice President,
Business Development

Dane Bedward
Vice President and General Manager,
Americas

Massimo Boriero, M.D.*
Senior Vice President and
General Manager,
Southern European Group

David A. Bush, Ph.D.
Senior Vice President and
General Manager,
Diagnostics International, Kent, UK

Dominic Carolan
Vice President and General Manager,
Operations, Waterford, Ireland

Members of Genzyme's European Management Board

Simon Cousins, Ph.D.
Vice President, Operations,
Haverhill, United Kingdom

Charlotte Diller
Vice President,
Biosurgery Europe

Behruz Eslami, Ph.D.*
Vice President,
Regulatory Affairs, Europe

John A. Graham*
Vice President and General Manager,
Germany and Switzerland

Malcolm Johnson
Vice President and General Manager,
United Kingdom and Ireland

Stephen Kennedy
Vice President and General Manager,
Operations, Geel, Belgium

Peter Kessler
Vice President and Managing Director,
Diagnostic Products (Virotech)

Robin Larson
Vice President,
Biosurgery International

Rutger Lens
Vice President, Finance,
Europe

David Meeker, M.D.*
President,
LSD and Thyrogen Business Unit

Dick Meijer
Vice President and General Manager,
Asia Pacific

Joseph Melillo
Vice President and General Manager,
Japan

Fernando Royo, M.D.
Vice President and General Manager,
Spain and Portugal

Daniel Scheidegger
Vice President, Operations,
Liestal, Switzerland

Ute Stoelzle
Vice President and General Manager,
Central and Eastern Europe

Erik Tambuyzer, Ph.D.*
Senior Vice President,
Corporate Affairs, Europe

Frederic Turner*
Vice President and General Manager,
France

Philippe Van Holle*
Vice President and General Manager,
Northern European Group and
Middle East

Rogerio Vivaldi
Vice President and General Manager,
Brazil

Paul Yamada
Vice President, Business Development,
Japan

Ze'ev Zelig
Vice President and General Manager,
Greece, Israel, and Turkey

Corporate Officers

Henri A. Termeer
President and Chief Executive Officer

Mara G. Aspinall
President, Genetics and Pharmaceuticals

Mark R. Bamforth
Senior Vice President, Corporate Operations

Earl M. Collier, Jr., Esquire
Executive Vice President and President, Genzyme Biosurgery

Zoltan Csimma
Senior Vice President, Human Resources

Thomas J. DesRosier, Esquire
Senior Vice President, General Counsel and Chief Patent Counsel

Richard H. Douglas, Ph.D.
Senior Vice President, Corporate Development

David D. Fleming
Group Senior Vice President

James A. Geraghty
Senior Vice President International Development

Elliott D. Hillback, Jr.
Senior Vice President, Corporate Affairs

Alison Lawton
Senior Vice President of Regulatory Affairs and Corporate Quality Systems

Evan M. Lebson
Vice President and Treasurer

Roger W. Louis, Esquire
Chief Compliance Officer

Gail J. Maderis
President, Genzyme Molecular Oncology

John M. McPherson, Ph.D.
Senior Vice President, Cell and Protein R&D

Ann Merrifield
Executive Vice President, Genzyme Biosurgery

Richard A. Moscicki, M.D.
Senior Vice President, Medical, Clinical and Regulatory Affairs; Chief Medical Officer

Donald E. Pogorzelski
President, Diagnostic Products

Alan E. Smith, Ph.D.
Senior Vice President, Research; Chief Scientific Officer

Sandford D. Smith
President, International Group

Peter T. Traynor
Corporate Controller

Christine van Heek
President, Therapeutics

G. Jan van Heek
Executive Vice President, Therapeutics and Genetics

Peter Wirth, Esquire
Executive Vice President Legal, Corporate Development, Molecular Oncology, and GelTex; Chief Legal Officer; Clerk

Michael S. Wyzga
Senior Vice President, Finance; Chief Financial Officer; Chief Accounting Officer

Board of Directors

Henri A. Termeer
Chairman

Constantine E. Anagnostopoulos*, Ph.D.
Managing General Partner, Gateway Associates; Retired Corporate Officer, Monsanto Company
Committees: Audit, Compensation, and Governance**

Douglas A. Berthiaume*
Chairman, President and Chief Executive Officer, Waters Corporation
Committees: Audit (Chair), Compensation, and Governance**

Henry E. Blair
Chairman and Chief Executive Officer, Dyax Corporation; Co-Founder, Genzyme Corporation

Robert J. Carpenter
Chairman and President, Peptimmune, Inc.; and President, Boston Medical Investors, Inc.

Charles L. Cooney*, Ph.D.
Professor of Chemical and Biochemical Engineering, Massachusetts Institute of Technology
Committees: Compensation (Chair), and Governance**

Dr. Victor J. Dzau*
Chairman, Department of Medicine, Physician in Chief and Director of Research Brigham and Women's Hospital
Committees: Compensation, and Governance**

Connie Mack III*
Former U.S. Senator; Chairman, H. Lee Moffitt Cancer Center; Senior Policy Advisor, Shaw Pittman
Committees: Governance (Chair), and Audit**

**Independent Directors*

***Nominating and Corporate Governance Committee*

Stock Market Information

Genzyme Corporation has three series of common stock: Genzyme General Stock, Biosurgery Stock, and Molecular Oncology Stock. These stocks are intended to reflect the value and track the performance of our Genzyme General, Genzyme Biosurgery and Genzyme Molecular Oncology divisions. All three stocks are traded on the over-the-counter market and prices are quoted on The Nasdaq National Market™ system under the symbols "GENZ," "GZBX" and "GZMO."

On June 1, 2001, we effected a two-for-one stock split by distributing to the holders of record of Genzyme General Stock on May 24, 2001, one new share of Genzyme General Stock for each share of Genzyme General Stock held. Genzyme General Stock sale amounts set forth in the table below have been adjusted to reflect this split.

As of March 1, 2003, there were 2,364 stockholders of record of Genzyme General Stock, 6,452 stockholders of record of Biosurgery Stock and 1,921 stockholders of record of Molecular Oncology Stock.

We have never paid any cash dividends on any series of our common stock and we do not anticipate paying cash dividends in the foreseeable future.

The following table shows the high and low sale price for each series of Genzyme stock as reported by Nasdaq.

	2001		2002	
	high	low	high	low
Genzyme General Stock				
First quarter	$47.75	$34.34	$58.55	$38.70
Second quarter	64.00	42.49	44.20	17.75
Third quarter	59.89	39.61	25.83	15.64
Fourth quarter	61.64	43.37	36.55	19.90
Biosurgery Stock				
First quarter	$ 9.13	$ 5.43	$ 7.20	$ 5.21
Second quarter	8.40	3.95	6.84	2.75
Third quarter	8.30	3.49	4.72	1.75
Fourth quarter	6.62	3.84	3.20	1.79
Molecular Oncology Stock				
First quarter	$12.19	$ 6.63	$ 9.00	$ 5.70
Second quarter	16.00	6.99	5.99	1.80
Third quarter	13.45	6.88	2.72	0.77
Fourth quarter	10.15	7.05	2.91	0.75

Shareholder Information

Corporate Headquarters

Genzyme Corporation
One Kendall Square
Cambridge, Massachusetts 02139-1562

Registrar and Transfer Agent

American Stock Transfer and Trust Company, Inc.
59 Maiden Lane
New York, New York 10038
(212) 936-5100

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes, and changes of ownership or name in which shares are held.

Independent Accountants

PricewaterhouseCoopers LLP
Boston, Massachusetts

SEC Form 10-K

A copy of Genzyme Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available free of charge upon request to Corporate Communications, Genzyme Corp., One Kendall Square, Cambridge, Massachusetts 02139-1562.

Annual Meeting

The annual meeting of shareholders will be held on Thursday, May 29, 2003 at 2:00 p.m. at State Street Bank, 225 Franklin Street, Boston, Massachusetts.

The annual meeting will be broadcast live over the Internet at our corporate website at http://www.genzyme.com in the investors area.

For More Information

Genzyme's Investor Information Line

1-800-905-4369 (North America)
(703) 797-1866 (elsewhere)

The information line provides recorded messages and a fax-on-demand feature for news releases.

Genzyme on the Internet

http://www.genzyme.com

genzyme
GENERAL

GENZYME GENERAL
ONE KENDALL SQUARE
CAMBRIDGE, MA 02139-1562
(617) 252-7500
http://www.genzyme.com